Form 20-F
LEVON RESOURCES LTD
filed 2005-11-04
CIK 764195

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 20-F
                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Transaction Period from ______________ to ___________________

                         Commission File Number 0-13248

                              LEVON RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)

         A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
                 (Jurisdiction of Incorporation or Organization)

  455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, Canada
                    (Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: None

              Securities registered or to be registered pursuant to
                            Section 12(g) of the Act:

                     --------------------------------------
                           Common Shares, no par value
                                (Title of Class)
                     --------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of March 31 2005 was 25,760,058.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X]Yes [ ]No

Indicate by check mark which financial statement item the Company has elected to follow. Item 17 [X] Item 18 [ ]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE


TABLE OF CONTENTS

Introduction                                                                                                 3
Currency                                                                                                     3
Forward-looking Statements                                                                                   3
Cautionary Note to U.S. Investors Concerning Estimate of Measured and
    Indicated Mineral Resources                                                                              3
Glossary of Mining Terms                                                                                     4
Part I                                                                                                       6
     Item 1.      Identity of Directors, Senior Management and Advisors                                      6
     Item 2.      Offer Statistics and Expected Timetable                                                    6
     Item 3.      Key Information                                                                            6
     Item 4.      Information on the Company                                                                 12
     Item 5.      Operating and Financial Review and Prospects                                               19
     Item 6.      Directors, Senior Management and Employees                                                 25
     Item 7.      Major Shareholders and Related Party Transactions                                          29
     Item 8.      Financial Information                                                                      30
     Item 9.      The Offer and Listing                                                                      30
     Item 10.     Additional Information                                                                     32
     Item 11.     Quantitative and Qualitative Disclosures About Market Risk                                 39
     Item 12.     Description of Securities Other than Equity Securities                                     39
Part II                                                                                                      39
     Item 13.     Defaults, Dividend Arrearages and Delinquencies                                            39
     Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds               39
     Item 15.     Controls and Procedures                                                                    39
     Item 16.     [Reserved]                                                                                 40
     Item 16A.    Audit Committee Financial Expert                                                           40
     Item 16B.    Code of Ethics                                                                             40
     Item 16C.    Principal Accountant Fees and Services                                                     40
     Item 16D.    Exemptions from the Listing Standards for Audit Committees                                 40
     Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers                     40
Part III                                                                                                     40
     Item 17.     Financial Statements                                                                       41
     Item 18.     Financial Statements                                                                       41
     Item 19.     Exhibits                                                                                   41



                                  Introduction

     Levon Resources Ltd., which we refer to as the "Company", was incorporated under the Company Act of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975, the corporate name was changed to New Congress Resources Ltd. The present name of Levon Resources Ltd. was adopted on January 12, 1983. Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

     In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we" or "us" refers to Levon Resources Ltd.

     You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

                                    Currency

     Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States

                           Forward-looking Statements

     The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company's plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

      Cautionary Note to U.S. Investors Concerning Estimate of Measured and
                           Indicated Mineral Resources

     We advise U.S. investors that although the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

                            GLOSSARY OF MINING TERMS

anomalous           A value, or values,  in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly Any concentration of metal noticeably above or below the average background concentration.

assay An analysis to determine the presence, absence or quantity of one or more components.

Cretaceous          The geologic period extending from 135 million to 65 million years ago.

cubic meters or m(3)A metric  measurement  of volume,  being a cube one meter in length on each side.

fault A fracture in a rock where there has been displacement of the two sides.

grade The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare or ha       An area totaling 10,000 square meters.

highly anomalous    An anomaly which is 50 to 100 times average background, i.e.
                    it is statistically much greater in amplitude.

laterite A residual product of rock decay that is red in color and has a high content in the oxides of iron and hydroxide of aluminum.

mineral reserve     The  economically  mineable  part of a measured or indicated
                    mineral  resource  demonstrated  by at  least a  preliminary
                    feasibility   study.   This  study  must  include   adequate
                    information on mining, processing,  metallurgical,  economic and other relevant factors that demonstrate,  at the time of the reporting,  that economic extraction can be justified. A mineral reserve includes  diluting  materials and allowances for  losses  that may  occur  when the  material  is  mined.
                    Mineral  resources  are  sub-divided  in order of increasing confidence into "probable" and "proven" mineral reserves.  A probable  mineral  reserve has a lower  level of  confidence than a proven mineral  reserve.  The term "mineral  reserve"
                    does not necessarily signify that extraction  facilities are in place or  operative  or that all  governmental  approvals
                    have  been   received.   It  does  signify  that  there  are
                    reasonable expectations of such approvals.

mineral resource    The estimated  quantity and grade of mineralization  that is of potential  economic  merit. A resource  estimate does not require specific mining, metallurgical, environmental, price
                    and  cost   data,   but  the  nature   and   continuity   or
                    mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization      Usually implies minerals of value occurring in rocks.

net smelter or
NSR Royalty         Payment  of  a  percentage  of  net  mining   profits  after
                    deducting applicable smelter charges.

e A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop             An exposure of rock at the earth's surface.

possible or inferred ore Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

prefeasibility and
study preliminary
feasibility study   Each  means a  comprehensive  study  of the  viability  of a mineral  project  that has  advanced to a stage where mining method,  in the  case  of  underground  mining,  or the  pit configuration,  in the  case of open  pit  mining,  has been established,  and which,  if an effective  method of mineral
                    processing  has  been   determined,   includes  a  financial
                    analysis  based  on  reasonable  assumptions  of  technical,
                    engineering,   operating  and  economic  factors,   and  the
                    evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral
reserve The economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral
reserve The economically mineable part of a measured mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

quartz Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

ton                 Imperial measurement of weight equivalent to 2,000 pounds.

tonne Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

veins The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

                                     Part I

Item 1.   Identity of Directors, Senior Management and Advisors

          Not applicable

Item 2.   Offer Statistics and Expected Timetable

          Not applicable

Item 3.   Key Information

A.   Selected Financial Data

     The selected historical financial information presented in the table below for each of the years ended March 31, 2005, 2004, 2003, 2002 and 2001, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2005, 2004 and 2003 are included in this Annual Report. The selected historical financial information for each year ended March 31, 2002 and 2001, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

     The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial statements in Note 14 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, which is referred to as "U.S. GAAP", which differ, among other things, in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

Canadian GAAP
                                                                            Year Ended March 31,
                                         --------------------------------------------------------------------------
                                              2005           2004            2003            2002            2001
                                         -------------  -------------   ------------- -------------- --------------

Summary of Operations:
Interest and miscellaneous Income                 $421            $591          $725           $811          $4,304
Income tax recovery                            101,475               -             -              -               -
 Expenses
General and administrative                   (163,779)       (173,812)     (120,366)      (113,163)       (126,985)
 Property investigation expensed                                                                            (8,000)
Write-down of mining properties                                (6,508)      (10,363)      (776,140)        (69,641)
Write-down property and equipment              (6,700)               -             -       (10,000)        (89,855)
Write-down investments                               -               -       (1,960)              -         (5,597)
Recovery of mineral property costs               6,428               -             -              -               -
Net Income (loss) for year                    (62,155)       (179,729)     (131,964)      (898,492)       (295,774)
Income (loss) per share                         (0.00)          (0.01)        (0.03)         (0.06)          (0.02)


                                                                           As at March 31,
                                                   -------------------------------------------------------------------------
                                                         2005           2004            2003          2002            2001
                                                   -------------  -------------   ------------- -------------- -------------
          Balance Sheet Data:
          Total assets                                   788,878         393,092       184,082         85,122         843,823
          Cash and term deposits                          23,388         156,543       109,342          3,388           1,022
          Restricted cash                                228,347         107,521             -              -               -
          Total liabilities                              297,509         232,973       285,834        212,410          72,619
          Shareholders' equity                           491,369         160,119     (101,752)      (127,288)         771,204

          Number of Shares Issued                     25,760,058      20,551,058    17,414,508     14,389,508      14,389,508


       United States GAAP:
                                                                           Year Ended March 31,
                                                 -------------------------------------------------------------------------------
                                                      2005           2004            2003            2002              2001
                                                 -------------  -------------   -------------   --------------   ---------------
          Summary of Operations:
          Net Income (loss) per Canadian GAAP        $(62,155)      $(179,729)      $(131,964)       $(898,492)       $(295,774)
          Adjustments                                (259,869)        (35,507)             353          734,174           30,186
          Net Income (loss) per US GAAP              (322,024)       (215,236)       (131,611)        (164,318)        (265,588)
          Income (loss) per share per US GAAP           (0.01)          (0.00)          (0.01)           (0.01)           (0.01)

                                                                               As at March 31,
                                                  ------------------------------------------------------------------------------
                                                      2005           2004            2003                2002           2001
                                                 -------------  -------------   -------------   ---------------     ------------
          Balance Sheet Data:
          Total assets under Canadian GAAP             788,878         393,092         184,082           85,112          843,823
          Adjustments                                (295,256)        (35,381)             (6)              (4)        (734,316)
          Total assets under US GAAP                   493,622         357,711         184,076           85,116          109,507


          Total equity under Canadian GAAP          20,730,324      20,326,919      20,027,819       19,727,819       19,727,819
          Adjustments                              (1,706,550)     (1,696,550)     (1,696,550)      (1,696,550)      (1,696,550)
          Total equity under US GAAP                19,023,774      18,630,369      18,331,269       18,331,269       18,031,269


                                 Exchange Rates

     The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).



              Year Ended
               March 31,             Average           Period End             High                Low
               ---------             -------           ----------             ----                ---
                 2001                 1.5037             1.5767              1.5791             1.4470
                 2002                 1.5655             1.5953              1.6190             1.5065
                 2003                 1.5497             1.5652              1.6050             1.4584
                 2004                 1.3531             1.3081              1.4940             1.2679
                 2005                 1.2787             1.1866              1.4003             1.1714

     The following table sets forth the high and low exchange rate for the past six months. As of October 07, 2005, the exchange rate was CN$1.1822 for each US$1.

                 Month                          High             Low
                 -----                          ----             ---
                 March 2005                    1.2463           1.2017
                 April 2005                    1.2568           1.2146
                 May 2005                      1.2703           1.2373
                 June 2005                     1.2578           1.2256
                 July 2005                     1.2273           1.2194
                 August 2005                   1.2087           1.2005
                 September, 2005               1.2726           1.2672


B.   Capitalization and Indebtedness

     Not  Applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not Applicable.

D.   Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risk and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.

The commercial quantities of ore cannot be accurately predicted. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The mining industry is highly speculative and involves substantial risks. The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company's properties are all at the exploration stage and have no proven reserves. All of the Company's properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company's mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company's properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company's properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

Competition for mineral land. There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs. The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits. The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Acquisitions. The Company undertakes evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The
Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company's ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company's ability to continue as a going concern. The Company's financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange and quoted in the United States on the Over the Counter Bulletin Board, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2005 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $0.06 and a high of $0.12. Subsequent to the 2005 fiscal year, the Company's common share price has fluctuated between a low of $0.075 and a high of $0.095. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for U.S. investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended March 31, 2005, we had a net loss of $62,155 and an accumulated deficit on March 31, 2005 of $20,228,955. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

There are no assurances that we will discover minerals on a commercially viable basis. The Company's ability to generate revenues and profits is expected to occur through exploration, development and production of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic
feasibility   of  mining   operations  by  identifying   mineral   deposits  and
establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

The Company's exploration activities are subject to various federal, state and local laws and regulations. Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If gold prices substantially decline, this may adversely affect the Company's ability to raise capital to explore for existing and new mineral properties.

The Company operates in a highly competitive industry. The Company competes with other developmental resource companies, which have similar operations, and many competitors have operations, financial resources, and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Penny stock rules may make it more difficult to trade the Company's common shares. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, all of its mining exploration properties are located in United States, and the Company's financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange loss of $Nil in fiscal 2005. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company's operations and its financial results.

--------------------------------------------------------------------------------

Item 4.  Information on the Company

Cautionary Note to U.S. Investors

         We describe our properties utilizing mining terminology such as "measured resources" and "indicated resources" that are required by Canadian regulations but are not recognized by the SEC. U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.       History and Development of the Company

     Levon was incorporated by Memorandum of Association under the laws of the Province of British Columbia on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975 we changed the name from Alice Arm Mining Ltd. to New Congress Resources, and on January 12, 1983 adopted the name Levon Resources Ltd.

     We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia. Since fiscal 2001 we made aggregate principal capital expenditures of $330,166 on the properties in Canada. These capital expenditures consist of $102,372, which was spent on the Congress property, $222,754 on the Gold Bridge property, and $5,040 on the Wayside property. We also have certain interests in mineral properties located in Nevada, USA. Since fiscal 2001 we made aggregate principal capital expenditures of $12,723 all of which were incurred on the Eagle property.

B.   Business Overview

Operations and Principal Activities

     Levon is a Canadian-based resource company focusing on gold exploration. Our most recent activities have been focused on the Gold Bridge and Congress Property, both located in the Lillooet Mining Division of British Columbia, which has produced positive assays for gold through trenching, drilling and sampling. We continue to focus on these projects and will remain our principal focus for the foreseeable future.

     Presently, Levon is an "exploration stage company", as all of our properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of our properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Significant Acquisitions and Significant Dispositions

     We have no significant acquisitions or dispositions of property, other than as otherwise disclosed in this Annual Report.

Competition

     The mining industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of Levon's. The companies compete with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, Levon may eventually be unable to acquire attractive gold mining properties.

Seasonality

     Certain of our operations are conducted in British Columbia. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company's properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

Governmental Regulation

     The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

     Failure  to  comply  with  applicable  laws,   regulations  and  permitting
requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

     The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

C.   Organizational Structure

     The Company had a wholly-owned subsidiary, Levon Resources Inc., a Montana corporation and was dissolved on October 30, 1990.

D.   Property, Plants and Equipment

     We have focused our exploration activities during the year on two main properties; the Congress Property and the Gold Bridge Claims (also known as the "BRX Claims"), both located in British Columbia, Canada.

     i)   Congress Property

     Ownership. The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia, and a 5% net smelter royalty. The property also covers two additional claims known as the Howard zone and the Lou zone which are owned 100% by the Company.

     Property Description and Location. The Congress property consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims located in the Lillooet Mining Division, British Columbia, Canada. The claims are located in the Bridge River gold district of British Columbia. Access to the property from Vancouver, British Columbia is via Highway 99 to Lillooet, a distance of approximately 254 kilometers, and then an additional 70 kilometers on gravel access road to the community of Gold Bridge. Access on the property is possible on a number of cat trails built by the Company and previous operators, A four-wheel drive vehicle is usually necessary to access all roads on the property.

     History. The mineral claims were purchased from a company with common directors and are subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. ("Veronex"). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by Levon, by expending $1,000,000 in a prior year. Under the terms of the joint venture agreement, the operator of the joint ventures is Congress Operating Ltd., a British Columbia company equally owned by the Company and Veronex. The operator reports to the management committee which consists of two representatives from each the Company and Veronex. Each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party's interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in early 1989. During this fiscal year, with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures.

     The Congress property has had considerable past work, both underground and surface over a number of years. During this fiscal year, we completed an initial two-phase program of mineral exploration on the property. Phase one consisted of approximately 120 metres of trenching in six trenches. Trenches 1 to 3 were to sample new showings but did not expose any mineralization of economic interest. Trenches 4 and 5 exposed a massive stibnite vein grading up to 5.9 g/t of gold over 1.6 metres. This Vein is the northern extension of the Congress Vein which is exposed 250 metres to the south. Trench #6 extended the 1988 trench #18 to the west and exposed the Lou Zone 175 metres further to the north. Phase Two consisted of 820.5 metres of NQ diamond drilling to test the down plunge extension of gold mineralization outlined in the Upper Howard drift. These holes were drilled to test an area approximately 100 metres north of the face of the Lower Howard drift. The mineralization can be seen to extend to this depth with wide zones, greater than 10 metres true width, intersected. A table of significant results appears below:

Drill Hole        Intersection (metres) Estimated True width Grade Gold g/t Zone
C-04-01         (-60(degree))   135.2-137.2      1.85m    3.4    West Howard
                                153.2-154.2      0.93m    2.2    Howard
                                154.2-155.2      0.93m    3.7    Howard
                                224.0-225.5      1.39m    1.9    East Howard
                                255.4-256.0      0.56m    2.5    Far East Howard
C-04-02         (-60(degree))   141.8-142.4      0.56m    1.2    West Howard
                                154.0-155.5      1.39m    1.2    Howard
                                155.5-157.0      1.39m    2.4    Howard
                                158.5-159.5      0.93m    2.4    Howard
                                160.7-162.1      1.30m    1.5    Howard
                                162.1-164.3      2.04m    1.5    Howard
C-04-03         (-80(degree))   150.3-151.5      0.80m    1.13   West Howard
                                154.7-155.5      0.54m    1.33   West Howard
                                166.7-167.3      0.40m    1.13   West Howard
                                177.2-178.0      0.54m    12.14  Howard
C-05-04         (-80(degree))   152.1-153.0      0.60m    7.93   West Howard
                                160.2-161.6      0.97m    1.37   West Howard

Further trenching was carried out and directed at stripping an area of the Lou Zone where surface enrichment has taken place in order to carry out a bulk metallurgical test. Two areas 10 metres wide and, respectively, 22 and 10 metres long have been stripped. Samples have been taken at one metre intervals along lines run every two metres across the mineralized zone. The mineralized zone is approximately eight metres wide in this area, with the central four metres averaging 10 g/t gold or better. A 40 kilogram sample of this material has been sent to Process Research Associates for initial testing. The material is highly oxidized and fractured and could be mined by excavator without blasting. This oxidised material only extends for about three metres below surface with drill holes below this returning values in the two to five g/t gold range. If metallurgical testing indicates the oxidized material can be treated at the nearby Bralorne mill, the plan is to mine and stockpile approximately 1,000 tonnes of this material at the mill and run it through as a batch to better asses recoveries. There are 2,000 tonnes of the oxidized, enriched material in sight with a conceptual resource of about 10,000 tonnes total. In the process of road rehabilitation and reclamation a new zone has been discovered, named "Golden Ledge". This zone is 1.4 kilometres due north of the Howard workings on the south side of the Gun Creek canyon and might be the northern extension of the Howard structure. The zone is 1.2 to 1.5 metres wide and has returned assays to 14.0 g/t gold over 1.2 metres. Drilling was carried out on the newly discovered Golden Ledge showing and intersected 3.9 metres assaying 5.14 g/t gold on the first hole drilled. A second phase of mechanized trenching and drilling is being carried out on the Property. The drilling started on June 11th , 2005 and only the first hole, GL-05-1, has been completed and is reported on here. Drill testing of the Golden Ledge target commenced June 11, 2005. The first hole, GL-05-1, drilled at 90(degree) to the strike of the shear zone at an inclination of -45(degree), intersected 3.9 metres assaying 5.14 g/t gold. The shear zone is an altered quartz stockwork zone hosted in basic volcanics.

The Golden Ledge shear zone trends east-west and appears to be dipping approximately 70(degree) to the south where intersected. The true width of the zone is calculated to be 1.65 metres where intersected. These assays are viewed by management as being very encouraging for the first hole on a new showing.

     Proposed Work Program. Further drilling is being planned to expand the known extent of the mineralization. On completion of the drill program, all mineral resources on the property will be recalculated in compliance with NI 43-101. Further development plans will be made based on a scoping study of those resources. Metallurgical testing of Lou Zone material by Process Research Analysis is ongoing. Initial leach tests of oxidized Lou Zone material show greater than 90% of the gold can be recovered using a conventional leaching systems.

     ii)  Gold Bridge Property (also known as the "BRX Claims")

     Ownership. We own a 50% interest in 74 mineral claims in the Gold Bridge area, in the Lillooet Mining Division, British Columbia.

     Property Description and Location. The Gold Bridge Property consists of 74 mineral claims located in the Lillooet Mining Division of British Columbia. The property is access from Vancouver, British Columbia via Highway 99 to Lillooet, a distance of approximately 254 kilometers and then an additional 70 kilometers on gravel access road to the community of Gold Bridge. A four-wheel vehicle is usually necessary to access all roads on the property.

     History. During the year ended March 31, 2002, the expenditures relating to the claims were written down resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008. On December 17, 2002, we entered into an option agreement with Mill Bay Ventures Inc. ("Mill Bay") a company related by common directors, whereby we granted Mill Bay an option to acquire an undivided 50% interest in the Gold Bridge claims as follows:

     (a) Incurring $100,000 of expenditures on the property, and issuance of 100,000 common shares of Mill Bay to Levon on or before December 17, 2003;

     (b) Incurring an additional $100,000 of expenditures on the property, and issuance of another 100,000 common shares of Mill Bay to Levon on or before December 17, 2004; and

     (c) Incurring an additional $100,000 of expenditures on the property, and issuance of another 100,000 common shares of Mill Bay to Levon on or before December 17, 2005.

     On September 1, 2003, the option agreement was amended such that the $100,000 in expenditures and the 100,000 common shares due on or before December 17, 2003 was deferred until December 17, 2004.

     During this fiscal year, Mill Bay earned the 50% interest in the property by incurring the required exploration on the property and issuing to us 300,000 common shares in the capital of Mill Bay.

     Proposed Work Program. We have no current plans for exploration on this property.

     iii) Eagle Property

     Ownership. The Eagle property is 50% by the and was acquired in 1996 when Levon satisfied the terms of an Option Agreement dated May 19, 1993 between Levon and Coral Resources Inc. ("Coral Resources") a wholly owned Nevada subsidiary of Coral Gold Resources Ltd. formerly known as Coral Gold Corp. ("Coral Gold"). The cost of exercising the option was the payment of $10,000 and the issuance of 100,000 Common Shares of the Company to Coral Resources. The property is subject to a 3% net smelter royalty to Geomex Development Eight Partnership ("Geomex 8) which royalty shall cease at such time as the sum of US$1,250,000 has been paid to Geomex 8. Coral Gold is a public company which has three directors in common with Levon.

     Property Description and Location. This property consists of 46 lode claims (approximately 646 acres), known as the Eagle 15 to 50 and Eagle 53 to 61 and are located in Corral Canyon, in Lander County, Nevada. Access to the property is through Elko, Nevada, a regional mining supply center, via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. There is no underground or surface plant or equipment on the property, nor any known body of commercial ore.

     History. We have not conducted exploration on the Eagle property since 1997 when a surface geophysical exploration program was conducted. In 2002, when it was decided that Levon would not be planning further work on the property, the property was written down to a nominal value of $1 by a charge to operations of $232,170. Although we no plans to further explore the property we keep them in good standing by paying our 50% of the cost (approximately $3,500 annually) in holding fees and taxes with the intent of selling the property, if and, when the opportunity presents itself. In fiscal 2002

     Proposed Work Program. There are no plans to further explore this property.

     iv)  Ruff and Norma Sass Property

     Ownership. Levon owns a 33.33% interest in the Ruff and Norma Sass property. During the fiscal year Levon granted Agnco-Eagle Mines Ltd. ("AGE") an option to purchase Levon's 33.33% interest in the property, subject to a royalty as described below.

     Property Description and Location. The property consists of 37 mining claims and is located in the state of Nevada. To Access the property from Elko, Nevada, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then 19 kilometers south on highway 306 to Ruf and approximately 25 kilometers south on highway 306 to Norma Sass. A four-wheel drive vehicle is usually necessary to access all roads on the property.

     History. In September 1995, the Company entered into option agreements with Coral Resources to acquire a 50% interest in 54 mineral claims located in Lander County, Nevada known as the Ruf and Norma Sass properties (the "Agreement"). Under the terms of the Agreement, Levon paid $50,000 U.S. and issued 100,000 common shares. In order to exercise the option, Levon was required to incur minimum expenditures of $400,000 U.S. in exploration expenditures on the property on or before December 31, 2000, and issue a further 300,000 common shares. The Agreement was subject to an Option Agreement between Coral Resources and Amax Gold Inc., or their successors, dated May 16, 1995 whereby Amax could purchase up to a 61% interest in the properties (the "Option"). In 1997, Amax assigned the Option to Placer Dome U.S. Inc. ("Placer") and on July 11, 1997, Placer exercised the Option and received a 61% interest in the property. As a result, the Company and Coral Resources entered into a First Amending Agreement to provide for cash payments in lieu of exploration expenditures. In February 2000, the Company and Coral Resources further amended the Agreement, whereby the option was reduced from a 19.5% to a 15% interest in the property. On December 31, 2000, Coral Resources' Agreement with Placer was terminated, leading to the automatic termination of all Amending Agreements with the Company. Effective December 31, 2000, Levon and Coral Resources entered into a Fourth Amending Agreement whereby Levon received an option to earn an undivided 19.5% interest in the property by incurring $251,140 of expenditures on the property by December 31, 2002 and issuing to Coral Resources 100,000 common shares. During the year ended March 31, 2002, the Fourth Amending Agreement expired and, as such, we failed to earn an undivided 19.5% interest in the property. The property expenditures relating to the claims were written down resulting in a charge to operations of $350,292. After negotiations with Coral Resources, we received from Coral Resources an undivided one-third interest in the Ruf and Norma Sass properties in recognition of the prior year payments by Levon to Coral Resources of $350,292 and the prior year issuances of 300,000 common shares in Levon.

     During this fiscal year, 2005, Coral Resources and Levon (collectively the "Companies") entered into an Agreement with Agnico-Eagle Mines Ltd. ("AGE") wherein the Companies granted AGE an option to purchase 100% interest in the property, subject to a 2.5% royalty to the Companies, in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

      Execution of the Agreement
         (October 12, 2004)               $ 25,000     13,000 feet of drilling
      First anniversary                   $ 30,000     15,000 feet of drilling
      Second anniversary                  $ 50,000     17,000 feet of drilling
      Third anniversary                   $ 75,000
      Fourth anniversary                  $ 75,000
      Fifth anniversary                   $150,000

     Under the terms of the Agreement, AGE is committed to drilling a minimum of 13,000 feet on the property. Upon making the second and third years' anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 feet of drilling, AGE will have earned a 51% interest in the property.

     AGE can earn an additional 24% by providing the funds to acquire the leased claims from the underlying owners and the remaining 25% by producing a positive feasibility study and making a positive production decision.

     At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Companies. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for a cash payment of U.S. $1million

     In light of our minority interest, we have not carried out an exploration program on these claims.

     Proposed Work Program. We have no plans to carry out exploration on these claims.

     v)   Wayside Property

     Ownership. In 1997 Levon acquired a 100% interest 27 mineral claims for $5,000.

     Property Description and Location. The Wayside claims are located in the Lillooet Mining Division, British Columbia, Canada. Access to the claims from Vancouver is via Highway 99 to Lillooet, a distance of approximately 254 kilometers and then an additional 70 kilometers on gravel access road to the community of Gold Bridge. Access on the property is possible on a number of cat trails built by us and previous operators, A four-wheel drive vehicle is usually necessary to access all roads on the property.

     History. We have not conducted exploration on these claims, nor do we have future plans to, but we consider the property of merit and continue to maintain the claims in good standing. The acquisition and maintenance costs incurred on the property were written down on March 31, 2002 to nominal value of $1 by a charge to operations of $42,119.

     Proposed Work Program. We have no current plans to explore these claims.

Item 5.  Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of the Company for the years ended March 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

A.  Operating Results

     Our principal business activities are the exploration and development of mineral properties. We are in the process of exploring and developing our mineral properties and have not yet determined whether any of our mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in the mineral properties, our ability to obtain the necessary financing to complete development, confirmation of our interest in the underlying mineral claims and leases and future profitable production or sufficient proceeds from the disposition of its mineral properties. We continue to investigate new exploration opportunities, and we carry out mineral exploration on properties identified by management as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases, through our own efforts, by staking mineral claims or acquiring exploration permits. In other cases we acquire interests in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires Levon to make specific option payments and to incur a specified amount of exploration costs on the property. Once Levon has incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest. We advance our projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential, the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high, we may seek a third party to earn an interest by furthering development. Optioning a property to a third party allows us to retain an interest in further exploration and development while limiting its obligation to commit a large amount of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Current Operations

     Levon holds certain interest in mineral claims located in Nevada, USA and in British Columbia, Canada.

     In Nevada, USA, we hold interests in two separate mineral properties both of which are located in Lander County. They are as follows: (a) Eagle Claims consisting of a 50% interest in 26 lode mining claims; and (b) Ruf and Norma Sass Property consisting of a 33.33% interest in 54 mineral claims. Both of these properties were written down in prior years to nominal value of $1.00 and no exploration was conducted in the year.

     In British Columbia, we have interests in three separate mineral properties all of which are located in the Lillooet Mining Division as follows: (i) the Congress Claims consisting of a 50% leasehold interest in 46 claims; (ii) the Gold Bridge Claims consisting of a 100% interest in 74 mineral claims; (iii) Wayside Claims consisting of 100% interest in 24 mineral claims. Exploration has been carried out in the year on both the Congress and Gold Bridge Claims.

Year in Review

From October 23, 2003 to February 15, 2005, in accordance with TSX Venture Policy 2.5, the Company's listing was transferred to the NEX board (a trading system designed for companies that did not meet the minimum listing requirements for a TSX Venture Tier 2 listing. As a consequence of the down grade of our listing, the Company was subject to restrictions on share issuances and certain types of payments.

Following a reactivation plan carried out this year which involved completing a financing, settling debt for shares the listing was upgraded to the TSX Venture Exchange Tier 2. The Company issued 5,200,000 units, each unit will consist of one common share and a two-year share purchase warrant at a price of $0.10 per unit. The debt settlements are pending regulatory approval. A drilling program was carried out on the Congress Claims and the Gold Bridge Claims (also known as the "BRX Claims") and where Mill Bay Ventures Inc. earned a 50% interest in Levon's BRX Claims by meeting the terms of an Option Agreement entered into on December 17, 2002. Levon, together with Mill Bay, carried out a nine hole, diamond- drilling program to explore the California vein on the BRX Claims in British Columbia. The purpose of the drilling program was to investigate the California vein on strike for about 1500 ft. The best result was in the DDH 03 - CAL - 05, 0.158 oz/t - Au over 18.51 ft., including 0.27 oz/t - Au over 6.2 ft. Following this program, Mill Bay elected to continue exploring the property without the Company's participation in an effort to incur the required exploration expenditures pursuant to the BRX Agreement.

Levon completed an initial two-phase program of mineral exploration on the Congress Property. Phase one consisted of approximately 120 metres of trenching in six trenches. Trenches 1 to 3 were to sample new showings but did not expose any mineralization of economic interest. Trenches 4 and 5 exposed a massive stibnite vein grading up to 5.9 g/t of gold over 1.6 metres. This Vein is the northern extension of the Congress Vein which is exposed 250 metres to the south. Trench #6 extended the 1988 trench #18 to the west and exposed the Lou Zone 175 metres further to the north. Phase Two consisted of 820.5 metres of NQ diamond drilling to test the down plunge extension of gold mineralization outlined in the Upper Howard drift. These holes were drilled to test an area approximately 100 metres north of the face of the Lower Howard drift. The mineralization can be seen to extend to this depth with wide zones, greater than 10 metres true width, intersected. Underground development in the Lower Howard adit is being planned for this summer. In conjunction with this work, diamond drilling will be carried out to better define the resources in the Lou Zone.

Coral Gold Corp. and Levon (collectively the "Companies") entered into an Agreement with Agnico-Eagle Mines Ltd., ("AGE") wherein the Companies granted AGE an option to purchase 100% interest in the Ruf and Norma Sass Property in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

      Execution of the Agreement
         (October 12, 2004)             $ 25,000       13,000 feet of drilling
      First anniversary                 $ 30,000       15,000 feet of drilling
      Second anniversary                $ 50,000       17,000 feet of drilling
      Third anniversary                 $ 75,000
      Fourth anniversary                $ 75,000
      Fifth anniversary                 $150,000

Under the terms of the Agreement AGE is committed to drilling a minimum of 13,000 ft on the Property. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Property. AGE can earn an additional 24% by providing the funds to acquire the leased claims from the underlying owners and the remaining 25% by producing a positive feasibility study and making a positive production decision. At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Companies. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for cash payment of USD$1.0 million.

Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2004

In the twelve months ended March 31, 2005 current assets increased from $280,581 at March 31, 2004 to $437,135 at March 31, 2005 on receipt of proceeds for a financing resulting in total capital assets increasing from $393,092 to $788,878. Current liabilities increased from $232,973 to $297,509 due to an increase in payables at March 31, 2005.

Investment in and Expenditures on Resource Properties increased from $46,236 to $297,423 at March 31, 2005 due mainly to the exploration carried out on the BRX and Congress property during the year.

Share Capital increased from $20,326,919 to $20,730,324 on the exercise of 9,000 warrants at a price of $0.12 per share and 5,200,000 units at a price of $0.10 per unit resulting in the issued share capital increasing from 20,551,058 at March 31, 2004 to 25,760,058 common shares without par value at March 31, 2005.

The Company recorded losses for the year ended March 31, 2005 of $62,155 compared to the 2004 fiscal year of $179,729. The decrease in the loss is due in part to the recording of $101,475 recovery for income tax relating to tax flow through shares issued in the year and a recovery of mineral property costs of $6,428. The Company wrote-off miscellaneous property and equipment by a charge to operations of $6,700 the write-off was based on the remaining life of the equipment. Administrative costs for the year were $163,358 for the fiscal year 2005 compared to $173,221 in fiscal 2004. Office occupancy and miscellaneous of $52,766 for the 2005 fiscal year includes support staff whereas in 2004 the support staff expense was included in Administrative services of $33,070. Professional and consulting fees have declined by $34,517, from $84,268 to $49,751 due to the reduced professional services sought and an increase in support staff.

Fiscal year ended March 31, 2004 compared to fiscal year ended March 31, 2003

In the twelve months ended March 31, 2004 current assets increased from $118,063 at March 31, 2003 to $280,581 at March 31, 2004 on receipt of proceeds for a financing resulting in total capital assets increasing from $184,082 to $393,092. Current liabilities decreased from $285,834 at March 31, 2003 to $71,720 at March 31, 2004 while long term debt increased by from $Nil at March 31, 2003 to $161,253 at March 31, 2004. This change is due to related parties deferring payment of outstanding debts until July 1, 2005.

Investment in and Expenditures on Resource Properties increased from $6 at March 31, 2003 to $46,236 at March 31, 2004 due to capitalizing drilling costs on the Congress Property in 2004.

Share Capital increased from $20,027,819 to $20,326,919 on the issuance of 3,136,550 shares for proceeds of $299,100 resulting in the issued share capital increasing from 17,414,508 at March 31, 2003 to 20,551,058 common shares without par value at March 31, 2004.

The Company reported a net loss for the year ended March 31, 2004 of $179,729. The Company had no operating revenues during the year. The Company charged to operations a write-down of its investment in resource properties of $6,508 relating to holding fees on the Congress and Eagle claims.

Administrative loss for the year ended March 31, 2004 was $173,221 compared to March 31, 2003 of $120,366. The increase in expenses of $52,959 was a result of an increase in consulting and professional fees, office expenses, and travel expenses. Professional fees include legal, auditing, accounting and consulting fees. Legal fees increased as a result of the costs associated with the review and filing of the Company's Annual Information Form. Accounting fees increased due to the increased costs to meet the financial reporting requirements.
Consulting fees increase as a result of retaining consultants to manage the day-to-day operations of the Company. Office expenses increased from $9,403 to $14,787 at March 31, 2004 as a result of an increase in support staff and leased equipment.

Government Regulation

     We are subject to various federal and provincial laws and regulations including environmental laws and regulations. Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental regulation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental regulation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental regulations may result in the imposition of fines and penalties. We believe that we are in substantial compliance with such laws and regulations. However, such laws and regulations may change in the future in a manner, which will increase the burden and cost of compliance.

     Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages, but do not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damage. Accordingly, we may be subject to liability or may be required to cease production from properties in the event of such damages.

B.   Liquidity and Capital Resources

     At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties. At March 31, 2005, we had working capital of $139,627. We will need to re-finance to maintain current operations and are presently planning an equity financing.

     Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. Canadian GAAP also requires that investments available for sale be recorded at the lower of cost and market with long-term investments in marketable securities being written down to market when impairment is considered other than temporary, in which case the written down value becomes the new cost base. US GAAP requires investments available for sale to be recorded at market and unrealized holding gains or losses to be charged to comprehensive income or loss. See. Note 14 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

C.   Research and Development, Patents and Licenses, etc.

     As we are a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.   Trend Information

     As we are a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E.   Off-balance sheet arrangements

     There are no off-balance sheet arrangements.

F.   Tabular disclosure of contractual obligations

         As at March 31, 2005, Levon had the following contractual obligations:


                            Total            < 1 year         1-3 years          3-5 years        More than 5 years
                            -----            --------         ---------          ---------        -----------------
Accounting       and
Administrative              7,500             7,500               -                  -                    -
Contract
Total                       7,500             7,500               -                  -                    -


G.   Safe Harbor

     Certain statements in this Annual Report, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.

     The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

     Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

     Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Item 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management

     The following is a list of our directors and senior management as at March 31, 2005. The directors were re-elected by the Shareholders on August 3, 2005 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.


Name and Present Position
with the Company                              Principal Occupation                           Director/Officer Since

ERNEST CALVERT(1)                                                                            July 27, 1990
Director                             Director of four other public companies; (Bralorne
                                     Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines
                                     Ltd., Coral Gold Resources Ltd., formerly Coral Gold
                                     Corp., Levon Resources Ltd, and Cresval Capital Corp)

WILLIAM C. GLASIER                   Director of four other public companies (Avino Silver   May 22, 1990
Director                             & Gold Mines Ltd., Bralorne Gold Mines Ltd., formerly
                                     Bralorne-Pioneer Gold Mines Ltd., Coral Gold
                                     Resources Ltd., formerly Coral Gold Corp., and Mill
                                     Bay Ventures Inc.)

WILLIAM D. LOVE                      Financial Restructuring and Investment Consultant       March 14, 2005
Director                             from December 2000 to present; Chief Financial
                                     Officer of EMR Microwave Technology Corp. from July
                                     2001 to present.

ANDREA D. REGNIER                    President of Dawn Pacific Management Ltd.; Secretary    August 16, 1995
Director, Secretary and Chief        of Wellstar Energy Corp.
Financial Officer

FLORIAN RIEDL-RIEDENSTEIN            Independent Financial Consultant; Director of Coral     April 4, 1996
Director                             Gold Resources Ltd. (formerly Coral Gold Corp.)

LOUIS WOLFIN                         Director of five other public companies (Chief          September 26, 1978
Director, Chairman of the Board      Executive Officer of Bralorne Gold Mine Ltd.,
and Chief Executive Officer          formerly Bralorne-Pioneer Gold Mines Ltd., Berkley
                                     Resources Inc., Coral Gold Resources Ltd., formerly
                                     Coral Gold Corp., Levon Resources Ltd, and Cresval
                                     Capital Corp.)

GARY ROBERTSON (2)                   Financial planner; director of Bralorne Gold Mines      August 3, 2005
DIRECTOR                             Ltd., formerly Bralorne-Pioneer Gold Mines Ltd.


(1) Mr. Calvert resigned effective July 15, 2005.
(2) Mr. Robertson was elected at the Annual General Meeting held August 3, 2005

B.   Compensation

     Our Directors have not been paid fees or other cash compensation in their capacity as directors nor are there any arrangements, presently or planned, standard or otherwise, pursuant to which our current directors are or will be compensated for their services in their capacity as directors, or for committee participation, or involvement in special assignments. However we will reimburse our Directors for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Subsequent to this fiscal year, on April 6, 2005, the Directors, Officers and Consultants of the Company were granted option to purchase an aggregate 2,305,000 shares at a price of $0.10 per share exercisable until April 6, 2010.

     The following table sets forth details of the compensation paid during the last three fiscal years ended March 31 to senior management:

========================== ========== ================================================= ================== =================
NAME AND PRINCIPAL                                                                          LONG TERM           ALL OTHER
POSITION                     YEAR(1)              ANNUAL COMPENSATION                     COMPENSATION       COMPENSATION ($)
                                      ------------------------------------------------- ------------------
                                          SALARY $(2)         BONUS            OTHER         SHARES UNDER
                                                                                              OPTION
========================== ========== =============== ================= =============== ================== =================
LOUIS WOLFIN                 2005     Nil             Nil               Nil             Nil                Nil
Director, CEO and
Chairman of the Board
                           ---------- --------------- ----------------- --------------- ------------------ -----------------
                             2004     Nil             Nil               Nil             Nil                Nil
                           ---------- --------------- ----------------- --------------- ------------------ -----------------
                             2003     $30,000         Nil               Nil             300,000            Nil
========================== ========== =============== ================= =============== ================== =================

Notes: (1) Year ended March 31.
       (2) No member of the senior management team earned in excess of $100,000.



Termination of Employment, Changes in Responsibilities and Employment Contracts

     We have no employment contracts with our executive officers and there are no compensatory plan or arrangement with respect to our executive officers in the event of the resignation, retirement or any other termination of the executive officers' employment with us or in the event of a change of control of the Company or in the event of a change in the executive officers' responsibilities following a change in control, where in respect of the executive officers the value of such compensation exceeds $100,000.

C.   Board Practices

     Our board of directors is currently comprised of five directors following the resignation of Mr. Calvert on July 15, 2005. The size and experience of the board is important for providing effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at its current size. Given the size of Levon, the Chairman of the Board is also the Chief Executive Officer and the President of the Company, however we believe it has functioned and can continue to function effectively and efficiently in administering Levon's affairs . At the Annual General
Meeting,  held on August 3,  2005,  the  shareholders  elected  Messrs.  Wolfin,
Calvert, Glasier, Love, Riedl-Riededstein, Robertson, and Ms. Regnier as directors. Mr. Calvert subsequently resigned on July 15, 2005. The Board intends to elect a new Chairman independent of management, in the near future.

     We have considered the relationship of each of our director s and we currently consider four directors (Messrs. Love, Robertson and Riedl-Riededstein and Ms. Regnier) to be "unrelated". "Unrelated director" means a director who is independent of management and free from any interest and any business, or other relationship, which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

     We have procedures are in place to allow the board to function independently. At the present time the board has experienced directors that have made a significant contribution to our company's success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise our business and affairs. Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

     The role of our board is to oversee the conduct of Levon's business, including the supervision of management, and determining strategy. Management is responsible for the day-to-day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of Levon's business. Management provides the board with periodic assessments as to those risks and the implementation of systems to manage those risks. The board reviews the personnel needs from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively we communicate with our shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with our auditors, the board assesses the adequacy of our internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board. The board meets as required. The board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Committees

     Audit Committee

     The audit committee assists the board in its oversight of our financial statements and other related public disclosures, our compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The committee has direct communications channels with the auditors. The committee reviews the financial statements and related management's discussion and analysis of financial and operating results. The committee can retain legal, accounting or other advisors.

     The audit committee currently consists of three directors (Messrs. Love and Florian Riedl-Riededstein, and Ms. Regnier) all of whom are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

     We intend to maintain this committee comprised solely of unrelated directors.

     The board has adopted a charter for the audit committee which is reviewed annually and sets out the role and oversight responsibilities of the audit committee with respect to:

     - its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

     - determination of which non-audit services the external auditor is prohibited from providing;

     - the engagement, evaluation, remuneration, and termination of the external auditors;

     - appropriate funding for the payment of the auditor's compensation and for any advisors retained by the audit committee;

     -    its relationship with and expectation of the internal auditor;

     -    its oversight of internal control;

     -    disclosure of financial and related information; and

     - any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

D.   Employees

     We have no employees at this time.

E.   Share Ownership

     The following table sets forth the share ownership of our directors and officers as of March 31, 2005. No person owned more than 10% of the outstanding common shares.


                Name of Beneficial Owner       Number of Shares        Percent
                ------------------------       ----------------        -------
                Ernest Calvert                           -                  -
                William Glasier                   374,381-                1.4
                William Love                             -                  -
                Andrea Regnier                           -                  -
                Riedl-Riededstein                        -                  -
                Gary Robertson                           -                  -
                Louis Wolfin                     2,424,000                9.4


Options to Purchase Securities of the Company


--------------------------------------------------------------------------------------------------------------------
Name of Optionee                  No. of Shares      Exercise Price       Date of Grant           Expiry Date
                                                       Per Share
------------------------------- ------------------ ------------------- -------------------- ------------------------
Executive
Officers/Directors

Nil

Other Insiders


NIL

     There were no options granted during the last three fiscal years.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

     As of March 31, 2005, the following table sets forth the persons to the knowledge of management who hold (5%) percent of the outstanding shares of each class of voting securities and the total shares owned by the officers and directors as a group as of March 31, 2005:

                                              Number of Shares of     Percent of
       Name                                   Common Stock Owned        Class
       ----                                   -------------------     ----------

       Louis Wolfin                                2,424,000             9.4%


       All Officers and Directors as a Group (5
       persons)
                                                   2,798,381             10.86%

B.   Related Party Transactions

     In 2005, $15,000 in consulting fees, and $15,000 in management fees were paid to private companies owned by family members of Louis Wolfin, the President of the Company. In 2004, $27,500 was paid as consulting fees to a private company owned a relative of Mr. Wolfin.

     Levon entered into a cost sharing agreement dated October 1, 1997 to reimburse a private company, under common control, Oniva International Services Corp., ("Oniva"), for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on Levon's behalf and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $65,988 was charged to operations in relation to the cost sharing agreement referred to above. In 2004, the amount was $78,655. Included in amounts due to related parties is an amount of $199,485 due to Oniva and a private company owned by Louis Wolfin, the President of the Company, for expenses paid on behalf of Levon. In 2004 the amount was $161,253. We were successful in negotiating with Oniva and Mr. Wolfin to settle this debt by the issuance of common shares.

     Levon has an investment in Mill Bay Ventures Inc. consisting of 348,978 common shares and a value of $37,897 and in Avino Silver & Gold Mines Ltd. consisting of 4,200 common shares and a value of $1,554. These companies are related by way of common directors and common management.

     All related party transactions are recorded at the value agreed upon by Levon and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

     Levon entered into an agreement, dated August 23, 2003, to receive accounting and general corporate services at a rate of $1,500 per month with Dawn Pacific Management Ltd., a private company owned by the Secretary and a Director. The agreement was for an initial term of one year and can be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. During the year, Levon paid $18,172 (2004:
$10,500).

     None of our directors, executive or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to Levon at any time since our last completed financial year.

C.   Interests of Experts and Counsel

     Not Applicable.

Item 8.  Financial Information

A.   Statements and Other Financial Information

     The following financial statements of the Company are attached to this Annual Report:

     Auditors Report.
     Balance Sheet for years ended March 31, 2005 and 2004.
     Statement of Operations and Deficit for the years ended March 31, 2005, 2004, and 2003.
     Statement of Cash flows for the years ended March 31, 2005, 2004, and 2003. Notes to Financial Statements for the years ended March 31, 2005, 2004, and 2003.

Dividend Policy

     Levon has never paid any dividends and does not intend to in the near future.

B.   Significant Changes

     None.

Item 9.  The Offer and Listing

A.   Offer and Listing Details

     The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN" and quoted in the United States on the pink sheets, under the symbol "LVNVF".

     As of September 26, 2005, there were 470 holders of record in the United States holding 2,229,127 of Levon's common shares representing 53% of the total number of shareholders, and approximately 8.6 % of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

     Between October 23, 2003 and February 15, 2005, in accordance with TSX Venture Policy 2.5, the Company's listing was transferred to the NEX board (a trading system designed for companies that did not meet the minimum listing requirements for a TSX Venture Tier 2 listing. The following table sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange or the NEX, as the case maybe, for Levon's common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

                                                  TSX Venture Exchange/NEX
                                                      (Canadian Dollars)

Last Five Fiscal Years                           High                 Low
----------------------                           ----                 ---
2005                                             0.12                0.06
2004                                             0.19                0.07
2003                                             0.205               0.05
2002                                             0.16                0.02
2001                                             0.06                0.01

2003-2004                                        High                Low
---------                                        ----                ---
Fourth Quarter ended March 31, 2004              0.22                0.13
Third Quarter ended December 31, 2003            0.19                0.055
Second Quarter ended September 30, 2003          0.13                0.07
First Quarter ended June 30, 2003                0.105               0.05

2004-2005                                        High                Low
---------                                        ----                ---
Fourth Quarter ended March 31, 2005              0.14                0.08
Third Quarter ended December 31, 2004            0.125               0.07
Second Quarter ended September 30, 2004          0.155               0.08
First Quarter ended June 30, 2004                0.19                0.12

Last Six Months                                  High                Low
---------------                                  ----                ---
October 2005                                     0.095               0.075
September 2005                                   0.09                0.08
August 2005                                      0.095               0.065
July 2005                                        0.08                0.06
June 2005                                        0.09                0.08
May 2005                                         0.12                0.09

B.   Plan of Distribution

     Not Applicable.

C.   Markets

     Levon's common stock is listed on the TSX Venture Exchange under the symbol "LVN" and in the United States on the pink sheets under the symbol "LVNVF".

D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue

     Not Applicable.

Item 10.  Additional Information

A.   Share Capital

     Not Applicable.

     B. Memorandum and Articles of Association

Common Shares

     All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the
Company  available  for  distribution   after  satisfaction  of  the  claims  of
creditors.

Powers and Duties of Directors

     The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or the Articles, required to be exercised by the Company in a general meeting.

     Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

     The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; and (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

     The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the "BC Securities Act" or the "BC Mortgage Brokers Act" canceled within the last five years.

Shareholders

     An annual general meeting is held once a year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

     In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the requisite majority of the votes entitled to be cast on it.

     Under British Columbia law certain items such as an amendment to the Company's articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than the requisite majority of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

Recent Developments

     On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act ("BCBCA") and repealed the British Columbia Company Act (the "Company Act"). The BCBCA removes many of the restrictions contained in the Company Act, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital. As well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles. At the Company's annual and special general meeting held on August 3, 2005, shareholders were asked to approve:

     1. a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);

     2. a special resolution to alter the Company's share structure to an unlimited number of common shares without par value; and

     3.   a special resolution to approve new articles for the Company.

     The regulations under the BCBCA effectively added certain provisions, called the "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Company Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Company Act. The BCBCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the BCBCA permitting a two-thirds majority will apply to the Company.

     The shareholders have approved the above resolutions and therefore special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. The authorized share capital of the Company will also be an unlimited number of common shares without par value. Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

C.   Material Contracts

     Nil

D.   Exchange Controls

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation".

     There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

     The Investment Act generally prohibits implementation of a reviewable inves tment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisitions and over $50 million for indirect acquisitions, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 is any amount in excess of $137 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

     Certain transactions relating to the common shares would be exempt from the Investment Act, including: (i) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E.   Taxation

Canadian Federal Income Tax Consequences

     The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

     Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

     Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

     Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

Passive Foreign Investment Company

     The Company believes that it is a passive foreign investment company, referred to as a "PFIC" for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company's assets.

     Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

     1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

     2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     A shareholder that makes a section 1295 election will be currently taxable on his or her pro-rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

     A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

     If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

     A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621, attaching said Form to its federal income tax return, and reflecting in the Form the information provided in the PFIC Annual Information Statement, or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder's pro-rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro-rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro-rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly for each taxable year to which the Section 1295 election applies must comply with the foregoing submissions.

     Because the Company's stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations

     Sections 951 through 964 and Section 1248 of the Internal Revenue Code, referred to as the "Code", relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

     The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro-rata shares of certain income of the CFC and their pro-rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

     We do not believe the Company will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

     A corporation will be classified as a personal holding company, or a "PHC", if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

     A corporation will be classified as a foreign personal holding company, or an "FPHC", and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

     A corporation will be classified as a foreign investment company, or an "FIC", if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

     The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

U.S. Information Reporting and Backup Withholding

     Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

         The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

Filing of Information Returns

     Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

F.   Dividends and Paying Agents

     Not Applicable.

G.   Statement by Experts

     Not Applicable.

H.   Documents on Display

     The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

     Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.   Subsidiary Information

     None.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

     As the Company is a small business issuer, this section is inapplicable.

Item 12.  Description of Securities Other than Equity Securities

     Not Applicable.

                                     Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's chief executive officer along with the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's chief executive officer along with the Company's principal financial officer concluded that the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are effective in timely alerting them to material information relating to the Company required to be included in this Form 20-F.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

     The board of directors determined that Andrea Regnier is qualified as an Audit Committee Financial Expert. Ms. Regnier is independent as determined by the NASD listing standards.

Item 16B.  Code of Ethics

     The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of it.

Item 16C.  Principal Accountant Fees and Services

     The independent auditor for the last two fiscal years was Smythe Ratcliffe, Chartered Accountants.

Audit Fees

     The aggregate fees billed by Smythe Ratcliffe for professional services rendered for the audit of our annual financial statements for the fiscal year ended March 31, 2005 was $6,800 and March 31, 2004 was $8,500.

Audit-Related Fees

     There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the financial statements for the years ended March 31, 2005 and 2004.

Tax Fees

     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended March 31, 2005 was $Nil and March 31, 2004 was $1,000. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

     Other than referred to above, there were no aggregate fees billed for any other professional services rendered by our independent auditors for the fiscal year ended March 31, 2005 or 2004.

     The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2005. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

                                    Part III

Item 17.  Financial Statements

     The following Financial Statements pertaining to the Company are filed as part of this annual report:

         Auditors Report............................................43
         Balance Sheets.............................................44
         Statements of Operations and Deficit.......................45
         Statements of Cash Flows...................................46
         Notes to Financial Statements..............................47 thru 63

Item 18.  Financial Statements

     See Item 17.

Item 19.  Exhibits

    Exhibit Number                      Name


         1.2.       Articles of Levon Resources Ltd*

         12.1 Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.

         12.2 Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.

         13.1       Certificate under section 906 Principal Executive Officer

         13.2       Certificate under section 906 Principal Financial Officer

         LEVON RESOURCES LTD.

         (An Exploration Stage Company)
         Financial Statements
         March 31, 2005
         (Canadian Dollars)








         INDEX                                                    Page

         Auditors' Report to the Shareholders                     43

         Financial Statements

         Balance Sheets                                           44

         Statements of Operations and Deficit                     45

         Statements of Cash Flows                                 46

         Notes to Financial Statements                            47-63

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. as at March 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

As described in note 1 to the financial statements, the accompanying financial statements of Levon Resources Ltd. as of March 31, 2005 and for the year then ended have been restated.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.


"Smythe Ratcliffe"



Chartered Accountants

Vancouver, British Columbia July 4, 2005 (October 20, 2005 as to the effects of the restatements as described in note 1)


LEVON RESOURCES LTD.
(An Exploration Stage Company)
Balance Sheets
March 31
(Canadian Dollars)

 -------------------------------------------------------------------------------------------------------------------
                                                                                  2005                2004
 -------------------------------------------------------------------------------------------------------------------
                                                                                                    (note 2)
 Assets
 Current
   Cash                                                                       $      23,388      $      156,543
   Restricted cash (note 5)                                                         228,347             107,521
   Accounts receivable and prepaid expense                                           12,448               9,565
   Investments (notes 3 and 6)                                                       39,452               6,452
   Due from related parties (note 12(a))                                            133,500                 500
 -------------------------------------------------------------------------------------------------------------------
                                                                                    437,135             280,581

 Security Deposits (note 8)                                                          51,960              53,469
 Investment in and Expenditures on Resource
   Properties (note 9)                                                              297,423              46,236
 Property and Equipment (note 10)                                                     2,360              12,806
 -------------------------------------------------------------------------------------------------------------------
                                                                             $      788,878      $      393,092
 -------------------------------------------------------------------------------------------------------------------

 Liabilities
 Current
   Accounts payable and accrued liabilities (note 12)                        $       98,024      $       71,720
   Due to related parties                                                           199,485             161,253
 -------------------------------------------------------------------------------------------------------------------
                                                                                    297,509             232,973
 -------------------------------------------------------------------------------------------------------------------

 Shareholders' Equity
 Capital Stock (note 11)                                                         20,730,324          20,326,919
 Subscription Receivable                                                            (10,000)                  0
 Deficit                                                                        (20,228,955)        (20,166,800)
 -------------------------------------------------------------------------------------------------------------------
                                                                                    491,369             160,119
 -------------------------------------------------------------------------------------------------------------------

                                                                             $      788,878      $      393,092
 -------------------------------------------------------------------------------------------------------------------

Nature of operations and continuance (note 1)

Approved on behalf of the Board:


"Louis Wolfin"
.......................................................... Director Louis Wolfin


"Andrea Regnier"
.......................................................... Director Andrea
Regnier

                                       44

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Operations and Deficit
Years Ended March 31
(Canadian Dollars)

 --------------------------------------------------------------------------------------------------------------
                                                                       2005             2004             2003
 --------------------------------------------------------------------------------------------------------------
                                                                                     (note 2)         (note 2)

 Expenses
   Office occupancy and miscellaneous                           $     52,766     $     14,683     $      8,678
   Professional and consulting fees                                   49,751           84,268           43,259
   Shareholder relations, promotion and compliance                    37,749           36,262           30,891
   Administrative services                                            18,000           33,070           34,838
   Travel and automotive                                               5,092            4,938            1,975
   Recovery of mineral property costs                                 (6,428)               0                0
   Write-off of property and equipment                                 6,700                0                0
   Write-down of investment and expenditures
     on resource properties                                                0            6,508          (10,363)
   Write-down of investments                                               0                0           (1,960)
 --------------------------------------------------------------------------------------------------------------

 Loss Before Income Tax (Recovery)                                   163,630          179,729          131,964
 Income Tax (Recovery) (note 11(c))                                 (101,475)               0                0
 --------------------------------------------------------------------------------------------------------------

 Net Loss for Year                                                    62,155          179,729          131,964
 Deficit, Beginning of Year                                       20,166,800       19,987,071       19,855,107
 --------------------------------------------------------------------------------------------------------------

 Deficit, End of Year                                           $ 20,228,955     $ 20,166,800     $ 19,987,071
 --------------------------------------------------------------------------------------------------------------

 Loss Per Share                                                 $     (0.00)     $      (0.01)    $     $(0.01)
 --------------------------------------------------------------------------------------------------------------

 Weighted Average Number
   of Shares Outstanding                                          21,838,576       18,084,784       14,551,108
 --------------------------------------------------------------------------------------------------------------


LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
Years Ended March 31
(Canadian Dollars)

 ----------------------------------------------------------------------------------------------------------
                                                                    2005             2004             2003
 ----------------------------------------------------------------------------------------------------------

 Operating Activities
   Net loss                                                 $    (62,155)   $    (179,729)    $   (131,964)
   Items not involving cash
       Write-down of investment in and expenditures on
         resource properties                                           0            6,508           10,363
       Write-off of property and equipment                         6,700                0                0
       Write-down of investments                                       0                0            1,960
       Income tax recovery on flow-through shares               (101,475)               0                0
       Amortization                                                3,747            1,463            1,040
 ----------------------------------------------------------------------------------------------------------
 Operating Cash Outflow                                         (153,183)        (171,758)        (118,601)
 ----------------------------------------------------------------------------------------------------------

 Changes in Non-Cash Working Capital
   Accounts receivable and prepaid expenses                       (2,883)          (7,796)           4,753
   Accounts payable and accrued liabilities                       26,303         (214,114)          73,424
   Due to (from) related parties                                 (94,768)         161,253                0
 ----------------------------------------------------------------------------------------------------------
                                                                 (71,348)         (60,657)          78,177
 ----------------------------------------------------------------------------------------------------------

 Cash Used in Operating Activities                              (224,531)        (232,415)         (40,424)
 ----------------------------------------------------------------------------------------------------------

 Investing Activities
   Investment in and expenditures on resource                   (284,187)         (52,738)         (10,363)
 properties
   Acquisition of property and equipment                               0           (2,507)          (1,391)
   Security deposits refunded                                      1,509              782              632
 ----------------------------------------------------------------------------------------------------------
 Cash Used in Investing Activities                              (282,678)         (54,463)         (11,122)
 ----------------------------------------------------------------------------------------------------------

 Financing Activity
   Issuance of capital stock for cash net of issue               494,880          441,600          157,500
 costs
 ----------------------------------------------------------------------------------------------------------

 Inflow (Outflow) of Cash                                        (12,329)         154,722          105,954
 Cash, Beginning of Year                                         264,064          109,342            3,388
 ----------------------------------------------------------------------------------------------------------

 Cash, End of Year                                             $ 251,735        $ 264,064          109,342
 ----------------------------------------------------------------------------------------------------------

 Supplemental Cash Flow Information
   Shares issued as finders' fee                               $ 14,900         $  14,555       $    2,500
   Income tax paid                                             $      0         $       0       $        0
   Interest paid                                               $      0         $       0       $        0
 ----------------------------------------------------------------------------------------------------------

                                       46

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     Levon Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on April 9, 1965. It is an exploration stage public company whose principal business activities are the exploration for and development of natural resource properties. There have been no significant revenues generated from these activities to date.

     In October 2005 it was determined the wholly-owned U.S. subsidiary company, Levon Resources Inc., was dissolved in October 1990. These financial statements have been restated to remove the reference to "consolidation" and the former subsidiary. This restatement has resulted in no change to amounts reported in these or prior year financial statements.

     The Company is in the process of exploring and developing its resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases, and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

     These financial statements have been prepared based on accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2005, the Company had working capital of $139,627, which may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

2.   COMPARATIVE FIGURES

     Certain of the comparative figures are reclassified to conform to the current year's presentation.

3.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Investments

          Investments are recorded at the lower of their written down value and market.

     (b)  Investment in and expenditures on resource properties

          Acquisition costs of resource properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The expenditures related to a property from which there is production will be amortized using the unit-of-production method based upon the estimated proven reserves. When there is little prospect of further work on a property being carried out by the Company, the costs of that property are charged to operations.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Amortization

          Amortization is calculated on a declining-balance basis at the following annual rates:

                  Buildings                          -       5%
                  Furniture and equipment            -      20%
                  Automobiles                        -      30%

     (d)  Foreign currency translation

          Amounts recorded in foreign currency are translated into Canadian dollars as follows:

          (i) Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

          (ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

          (iii)Revenues  and  expenses   (excluding   amortization,   which  is
               translated at the same rate as the related asset), at the average rate of exchange for the year.

               Gains and losses arising from this translation of foreign currency are included in net loss for the year.

     (e)  Income taxes

          Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. A valuation allowance is provided to reduce the asset to the net amount management estimates to be reasonable to carry as a future income tax asset.

     (f)  Loss per share

          Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive.

     (g)  Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Stock-based compensation

          Effective February 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation and other stock-based payments. These standards require that all stock-based awards to
          employees  and   non-employees  be  accounted  for  in  the  Company's
          financial statements using the fair value method. Under this method, compensation costs are measured at the grant date based on the fair value of the award and are to be recognized over their vesting period.

     (i)  Asset retirement obligation

          Section 3110 of the CICA Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation ("ARO") in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

     (j)  Flow-through shares

          The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability and a reduction to capital stock at time of renunciation.

4.   FINANCIAL INSTRUMENTS

     (a)  Fair value

          The carrying values of cash, accounts receivable, security deposits, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

          The fair value of investments as determined by approximate quoted market values, are disclosed in note 6.

     (b)  Interest rate risk

          The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

4.   FINANCIAL INSTRUMENTS (Continued)

     (c)  Credit risk

          The Company's financial assets that are exposed to credit risk consist primarily of cash, security deposits and accounts receivable. Cash and security deposits are placed with well capitalized, high quality financial institutions.

     (d)  Foreign currency risk

          The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

5.   RESTRICTED CASH

     Cash held in the flow-through account is restricted for purposes of investment in and expenditures on the resource properties.

6.   INVESTMENTS

         -----------------------------------------------------------------------------------------------------------
                                                                        2005                       2004
         -----------------------------------------------------------------------------------------------------------
                                                              Number                        Number
                                                            of Shares       Amount        of Shares      Amount
         -----------------------------------------------------------------------------------------------------------

         Mill Bay Ventures Inc.
          (market $34,898, 2004 - $8,816)                      348,978        $ 37,897        48,978       $4,897
         Avino Silver & Gold Mines Ltd.
           (market $6,720, 2004 - $8,484)                        4,200           1,554         4,200        1,554
         Omega Equities Corp.,
           at nominal value                                     57,000               1        57,000            1
         -----------------------------------------------------------------------------------------------------------

                                                               410,178        $ 39,452       110,178       $6,452
         -----------------------------------------------------------------------------------------------------------

     Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. ("Mill Bay") have common directors.

     During the year, the Company received an additional 300,000 common shares at a deemed value of $0.11 per share in Mill Bay as part of the consideration for a 50% interest in the BRX claims (note 9(b)).

7.   REALIZATION OF ASSETS

     The investment in and expenditures on resource properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

8.   SECURITY DEPOSITS

     The security deposits are held by the Company's banks as a condition of various reclamation permits. It is management's opinion that asset retirement obligation cannot be determined at this time and therefore no liabilities have been recorded.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

9.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

     -------------------------------------------------------------------------------------------------------------------------------
                                                         Gold                                   Norma
                                         Congress       Bridge       Eagle           Ruf         Sass       Wayside          Total
     -------------------------------------------------------------------------------------------------------------------------------
                                         (note 9(a))  (note 9(b))  (note 9(c))   (note 9(d))  (note 9(d)) (note 9(e))

     Balance, March 31, 2003             $      1      $       1    $      1      $     1       $    1      $    1        $       6
     Deferred exploration costs
      Drilling program                          0         46,230           0            0            0           0           46,230
      Assessments and property tax          2,292              0       4,216            0            0           0            6,508
     -------------------------------------------------------------------------------------------------------------------------------
                                            2,293         46,231       4,217            1            1           1           52,744
     Write-down to nominal value           (2,292)             0      (4,216)           0            0           0           (6,508)
     -------------------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2004                    1         46,231           1            1            1           1           46,236
     Deferred exploration costs
      Drilling                             64,705         72,923           0            0            0           0          137,628
      Equipment rental                          0         66,907           0            0            0           0           66,907
      Geological and management services   16,139          9,670           0            0            0           0           25,809
      Permits                                   0         11,880           0            0            0           0           11,880
      Wages and benefits                        0         10,643           0            0            0           0           10,643
      Assays                                    0          8,893           0            0            0           0            8,893
      Drafting and mapping                  2,058          5,286           0            0            0           0            7,344
      Consulting                                0          5,118           0            0            0           0            5,118
      Assessment and filing fees            5,000              0           0            0            0           0            5,000
      Administration                            0          3,510           0            0            0           0            3,510
      Fuel                                      0          1,455           0            0            0           0            1,455
      Options payments                          0        (33,000)          0            0            0           0          (33,000)
     -------------------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2005             $ 87,903      $ 209,516     $     1      $     1       $    1       $   1       $  297,423
     -------------------------------------------------------------------------------------------------------------------------------

                                       51

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

9.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

     (a)  Congress claims

          The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

          The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. ("Veronex"). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending
          $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex.

          During the year ended March 31, 2004, with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures incurred.

     (b)  Gold Bridge claims (BRX Project)

          The Company owns 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008.

          On December 17, 2002, the Company entered into an option agreement whereby Mill Bay, a company related by common directors, could acquire an undivided 50% interest in the Gold Bridge claims as follows:

          (i) Incurring $100,000 of expenditures on the property, and issuance of 100,000 common shares of Mill Bay to the Company on or before December 17, 2003;

          (ii) Incurring an additional $100,000 of expenditures on the property, and issuance of another 100,000 common shares of Mill Bay to the Company on or before December 17, 2004; and

          (iii)Incurring  an  additional   $100,000  of   expenditures  on  the
               property, and issuance of another 100,000 common shares of Mill Bay to the Company on or before December 17, 2005.

               On September 1, 2003, the option agreement was amended such that the $100,000 in expenditures and the 100,000 common shares due on or before December 17, 2003 were deferred until December 17, 2004.

               During the year, Mill Bay earned the 50% interest in the property by incurring the required exploration on the property and issuing to the Company 300,000 common shares in the capital of Mill Bay.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

9.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

     (c)  Eagle claims

          The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims, resulting in a charge to operations of $235,991. During the year ended March 31, 2004, the Company wrote off expenditures of $4,216 (2003 - $4,685) related to these claims, which was paid to maintain the property in good standing. The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

     (d)  Ruf and Norma Sass properties

          During the year ended March 31, 2003, the Company acquired from Coral Resource Inc. ("Coral") an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the "Property") in consideration of cash payments to Coral of $350,292 and 300,000 common shares of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

          During the year, Coral and the Company (collectively the "Companies") entered into an Agreement with Agnico-Eagle Mines Ltd. ("AGE") wherein the Companies granted AGE an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

          Execution of the Agreement     $ 25,000      13,000 feet of drilling
              (October 12, 2004)
          First anniversary              $ 30,000      15,000 feet of drilling
          Second anniversary             $ 50,000      17,000 feet of drilling
          Third anniversary              $ 75,000
          Fourth anniversary             $ 75,000
          Fifth anniversary              $150,000

          Under the terms of the Agreement, AGE is committed to drilling a minimum of 13,000 feet on the property. Upon making the second and third years' anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 feet of drilling, AGE will have earned a 51% interest in the property.

          AGE can earn an additional 24% by providing the funds to acquire the leased claims from the underlying owners and the remaining 25% by producing a positive feasibility study and making a positive production decision.

          At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Companies. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for a cash payment of US $1 million.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

9.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

     (e)  Wayside claims

          The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge to operations of $42,119. The claims remained in good standing until December 2004. The Company has no current plan to further explore or incur additional expenditures on this property.

10.  PROPERTY AND EQUIPMENT

         -----------------------------------------------------------------------------------------------------------
                                                2005                                       2004
         -----------------------------------------------------------------------------------------------------------
                                            Accumulated                                Accumulated
                                 Cost       Amortization       Net          Cost      Amortization        Net
         -----------------------------------------------------------------------------------------------------------

         Buildings                    $   0        $   0       $    0      $   21,484    $   12,479    $    9,005
         Furniture and
          equipment                  27,804       25,444        2,360          27,804        24,153         3,651
         Automobiles                 51,615       51,615            0          51,615        51,465           150
         -----------------------------------------------------------------------------------------------------------

                                   $ 79,419    $  77,059     $  2,360       $ 100,903     $  88,097     $  12,806
         -----------------------------------------------------------------------------------------------------------


                                       54

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

11.  CAPITAL STOCK

     (a)  Authorized
           100,000,000 common shares without par value

     (b)  Issued

          ----------------------------------------------------------------------
                                            Shares                   Amount
          ----------------------------------------------------------------------

          Balance, March 31, 2003           17,414,508            $ 20,027,819
          Share issuance
            For cash at $0.10                3,000,000                 313,655
            Share issue costs                  136,550                 (14,555)
          ----------------------------------------------------------------------
          Balance, March 31, 2004           20,551,058              20,326,919
          Share issuance
            For cash at $0.10                5,200,000                 520,000
            Exercise of warrants                 9,000                   1,080
            Share issues costs                 (16,200)
            Income tax recovery on
               flow-through shares            (101,475)
          ----------------------------------------------------------------------
          Balance, March 31, 2005           25,760,058            $ 20,730,324
          ----------------------------------------------------------------------

     (c)  Private placement

          During the year ended March 31, 2004, the Company completed one non-brokered private placement. The issue consisted of a total of 3,000,000 units at a price of $0.10 per unit for gross proceeds of $300,000. A finder's fee of 136,550 units was included as part of the private placement. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.12 for a one-year period, expiring January 13, 2005. For income tax purposes, 50% of the placement was designated flow-through shares.

          During the year ended March 31, 2005, the Company issued 5,200,000 units at a price of $0.10 per unit. Each unit consists of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share on or before December 31, 2006. A portion of this placement was issued as flow-through shares resulting in an income tax recovery of $101,475 charged to capital stock and a reduction of the tax loss carry-forward benefit, which is reduced to nil by a valuation allowance. The Company paid finders' fees of $14,900 in connection with this financing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

11.  CAPITAL STOCK (Continued)

     (d)  Stock options

          The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the TSX Venture Exchange ("TSX"), the Company may grant incentive stock options to officers, directors, employees and to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance may not exceed 10% of the issued shares at the time of grant and to each individual may not exceed 5% of the issued shares. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares for the ten trading days immediately preceding the day on which the option is granted and publicly announced, and may not be less than $0.10 per share. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of the options is determined at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

          The Company is in the process of drafting a formal stock option plan, which is pending shareholder and regulatory approval.

          Details of the status of the Company's stock options as at March 31, 2005 and 2004 and changes during the years then ended are as follows:


          --------------------------------------------------------------------------------------------------
                                                         2005                           2004
          --------------------------------------------------------------------------------------------------
                                                                Exercise                       Exercise
                                                  Shares         Price        Shares           Price
          --------------------------------------------------------------------------------------------------

          Options,
           outstanding ,and
           exercisable,
           beginning of year                         0           $ 0.00          760,000       $ 0.22
          Cancelled                                  0             0.00         (760,000)       (0.22)
          --------------------------------------------------------------------------------------------------
          Options outstanding
           ,and exercisable,
           end of year                               0           $ 0.00                0       $ 0.00
          --------------------------------------------------------------------------------------------------


LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

11.  CAPITAL STOCK AND DEFICIT (Continued)

     (e)  Share purchase warrants

          During the year, 9,000 warrants were exercised for proceeds of $1,080.

          A summary of warrants outstanding is as follows:


                    Exercise
                     Price            Balance,                                                                   Balance
                      Per             March 31,             Expiry             Cancelled/        Granted        March 31,
                     Share              2004                  Date               Exercised                         2005
              ------------------ ----------------- ------------------------ ----------------- -------------- ---------------

                     $ 0.12         3,136,550          January 13, 2005        (3,136,550)               0              0

                     $ 0.12         2,020,000           March 10, 2005         (2,020,000)               0              0

                     $ 0.12         1,005,000           March 14, 2005         (1,005,000)               0              0

                     $ 0.15                 0         December 31, 2006                0         5,200,000      5,200,000

              ------------------ ----------------- ------------------------ ----------------- -------------- ---------------

12.  RELATED PARTY TRANSACTIONS

     During the year:

     (a) $133,000 was advanced to a private company with a common director of the Company for drilling services to be rendered;

     (b) $18,172 (2004 - $10,500) was paid for accounting and corporate services to a private company owned by a director and the secretary of the Company;

     (c) $65,988 (2004 - $78,655) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by a private company owned by the Company and three other reporting issuers and controlled by two directors of the Company;

     (d) $15,000 (2004 - $27,500) was paid for consulting services to a private company owned by the daughter of the president of the Company;

     (e) $15,000 (2004 - $nil) was paid for management fees to a private company owned by the son of the president of the Company; and

     (f)  $530   (2004  -  $1,253)   was  paid  for   investor   relations   and
          communications to a private company owned by the president of the Company.

     These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

     As at March 31, 2005, liabilities included $199,485 (2004 - $161,253) owing to directors of the Company or to private companies with directors in common.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

13.  INCOME TAXES

     The components of income taxes are as follows:

         ---------------------------------------------------------------- -------------------- ---------------------
                                                                                  2005                  2004
         ---------------------------------------------------------------- -------------------- ---------------------

         Future income taxes
             Non-capital loss carry-forwards for Canadian income tax
             purposes                                                          $1,122,000             $1,022,000
             Excess of undepreciated capital cost over net book value
             of fixed assets                                                      354,000                472,000
             Exploration expenditures for Canadian purposes
               Unused earned depletion base                                       675,000                675,000
               Unused cumulative Canadian exploration expenses                  2,814,000              2,918,000
               Unused cumulative Canadian development expenses                  2,179,000              2,172,000
               Unused cumulative foreign exploration and development
               expenses                                                           707,000                707,000
         ---------------------------------------------------------------- -------------------- ---------------------
                                                                                7,851,000              7,966,000
             Approximate Canadian tax rate                                         35.62%                 35.62%
         ---------------------------------------------------------------- -------------------- ---------------------
                                                                                2,796,526              2,837,489
             Non-capital loss carry-forwards for United States income
             tax purposes at a rate of 35%                                      1,577,029              1,427,500
         ---------------------------------------------------------------- -------------------- ---------------------
                                                                                4,373,555              4,264,989
             Less:  Valuation allowance                                        (4,373,555)            (4,264,989)
         ---------------------------------------------------------------- -------------------- ---------------------

                                                                                       $0                     $0
         ---------------------------------------------------------------- -------------------- ---------------------

     The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.


                                       58

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

13.  INCOME TAXES (Continued)

     The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

     ---------------------------------------------  ------------------------
     Available to                                             Amount
     ---------------------------------------------  ------------------------

     2006                                               $      185,000
     2007                                                      121,000
     2008                                                      129,000
     2009                                                      111,000
     2010                                                      118,000
     2011                                                      174,000
     2012                                                      284,000
     ---------------------------------------------  ------------------------

                                                        $    1,122,000
     ---------------------------------------------  ------------------------

     The net operating losses that may be carried forward to apply against future years' income for United States income tax purposes will expire as follows:


     ---------------------------------------------  -------------------------
     Available to                                         Canadian Dollars
     ---------------------------------------------  -------------------------

         2006                                           $        971,000
         2007                                                    180,000
         2008                                                    172,000
         2009                                                  1,061,000
         2010                                                    108,000
         2011                                                     25,000
         2017                                                     33,000
         2018                                                    210,000
         2019                                                    251,000
         2020                                                     80,000
         2021                                                     28,000
         2022                                                     91,000
         2023                                                     11,000
         2024                                                        800
         2025                                                         10
         2026                                                        600
     ---------------------------------------------  -------------------------

                                                         $     3,222,410
     ---------------------------------------------  -------------------------

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

13.  INCOME TAXES (Continued)

     The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

     ------------------------------------------------------------------ ----------------- --------------------
                                                                               2005                2004
     ------------------------------------------------------------------ ----------------- --------------------

                                                                                   35.62%              35.62%

     Income tax benefit computed at Canadian statutory rates            $         (20,724)    $        64,019
     Temporary differences not recognized in year                                  (2,049)               (955)
     Income tax benefit for flow-through shares                                   101,475                   0
     Unrecognized tax losses                                                      (78,701)            (63,064)
     ------------------------------------------------------------------ ------------------ -------------------
                                                                        $               0     $             0
     ------------------------------------------------------------------ ------------------ -------------------

14.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

     (a)  Recent US accounting pronouncements

          (i) FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.

          (ii) FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company's financial statements.

          (iii)FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

14.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

     (a)  Recent US accounting pronouncements (Continued)

          (iv) FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or
               Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

          (v) In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

     (b)  Resource properties

          The acquisition in prior years of certain mining claims located in the Lillooet Mining Division, British Columbia acquired from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors' and related companies' original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be stated at $1,696,550, less than what it is recorded at for Canadian GAAP.

          Under Canadian GAAP, exploration and development expenditures are capitalized (note 3(b)). Under US GAAP all exploration and development expenditures are charged to expenses when incurred.

     (c)  Marketable securities

          Under Canadian GAAP, marketable securities are stated at the lower of cost written down value and market value. If these statements were prepared in accordance with US GAAP, these would have been stated at market value.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)


14.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

     (d) Reconciliation of total assets, liabilities and shareholders' equity at March 31:

                  --------------------------------------------------------------------------------------------------
                                                                                     2005                2004
                  --------------------------------------------------------------------------------------------------

                  Total assets for Canadian GAAP                              $       788,878     $       393,092
                  Adjustments to US GAAP
                    Marketable securities                                               2,167              10,849
                    Capitalized mineral expenditures                                 (297,423)            (46,230)
                  --------------------------------------------------------------------------------------------------

                  Total assets for US GAAP                                    $       493,622     $       357,711
                  --------------------------------------------------------------------------------------------------

                  Total liabilities for Canadian GAAP                         $       297,509     $       232,973
                  Adjustments to US GAAP                                                    0                   0
                  --------------------------------------------------------------------------------------------------

                  Total liabilities for US GAAP                               $       297,509     $       232,973
                  --------------------------------------------------------------------------------------------------

                  Total capital stock for Canadian
                    GAAP (note 11(b))                                         $    20,730,324       $  20,326,919
                  Adjustment to US GAAP
                     Subscription receivable                                          (10,000)                  0
                    Congress adjustment (note 14(b))                               (1,696,550)         (1,696,550)
                  --------------------------------------------------------------------------------------------------

                   Total capital stock for US GAAP                            $    19,023,774       $  18,630,369
                  --------------------------------------------------------------------------------------------------

                  Total deficit for Canadian GAAP                             $   (20,228,955)      $ (20,166,800)
                  Adjustments to US GAAP
                    Exploration adjustments                                          (297,423)            (46,230)
                    Marketable securities adjustments                                   2,167              10,849
                    Congress adjustment (note 14(b))                                1,696,550           1,696,550
                  --------------------------------------------------------------------------------------------------

                  Total deficit for US GAAP                                   $   (18,827,661)      $ (18,505,631)
                  --------------------------------------------------------------------------------------------------

                  Subscriptions receivable for
                    Canadian and US GAAP                                      $             0       $           0
                  --------------------------------------------------------------------------------------------------

                  Total liabilities, capital stock and
                    shareholders' deficit for US GAAP                         $       493,622       $     357,711
                  --------------------------------------------------------------------------------------------------

                                       62

LEVON RESOURCES CORP.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

14.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

     (e) Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP for the years ended March 31:

                  ---------------------------------------------------------- ------------------- -------------------
                                                                                    2005                2004
                  ---------------------------------------------------------- ------------------- -------------------

                  Net loss per Canadian GAAP                                 $        (62,155)      $     (179,729)
                    Adjustments decreasing (increasing) net loss
                      Differences in fair value of marketable
                        securities                                                     24,318               10,723
                      Exploration and development
                        expenditures for year                                        (284,187)             (52,738)
                      Write-off of resource properties                                      0                6,508
                  ---------------------------------------------------------- -- ---------------- ------------------

                   Net loss per US GAAP                                      $       (322,024)      $     (215,236)
                  ---------------------------------------------------------- -- ---------------- ------------------

                  Net loss per common share
                    Canadian GAAP - Basic                                              $(0.01)             $ (0.00)
                  ---------------------------------------------------------- -- ---------------- ------------------

                  Net loss per common share for
                     US GAAP                                                           $(0.01)             $ (0.00)
                  ---------------------------------------------------------- -- ---------------- ------------------

                  Weighted average number of shares
                    outstanding (Canadian and US GAAP)                             21,838,576           18,084,784
                  ---------------------------------------------------------- -- ---------------- ------------------

15.  COMMITMENT

     The Company entered into an Accounting and Administrative Services Consulting Agreement with Dawn Pacific Management Ltd., for a monthly fee of $1,500 for an initial term of one year ending August, 2004. At April 30, 2005, given the agreement provides for continuance if not terminated, the commitment remains in effect.

16.  SUBSEQUENT EVENTS

     (a) On March 4, 2005, the Company entered into Shares for Debt Agreements with two related parties. The Agreements provide for the issuance of 1,526,851 common shares in the Company at a deemed value of $0.10 per share in the settlement of $152,685 of debt subject to regulatory approval.

     (b) On April 6, 2005, 2,305,000 stock options were granted to directors, employees and consultants of the Company at a price of $0.10 per share expiring April 5, 2010. These options are exercisable at any time.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:   October 10, 2005                    Levon Resources Ltd


                                             By:    /s/ Louis Wolfin
                                             ----------------------------
                                             Louis Wolfin, President
                                             (Chief Executive Officer)