Form 20-F
period 2004-03-31
LEVON RESOURCES LTD
filed 2006-02-27
CIK 764195

===============================================================================

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

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2004

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

The number of outstanding Common Shares as of March 31 2004 was 20,551,058.

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

================================================================================



                                                     TABLE OF CONTENTS

Introduction                                                                                                 3
Currency                                                                                                     3
Forward-looking Statements                                                                                   3
Cautionary Note to U.S. Investors Concerning Estimate of Measured and
    Indicated Mineral Resources                                                                              3
Glossary of Mining Terms                                                                                     4
Part I                                                                                                       6
     Item 1.      Identity of Directors, Senior Management and Advisors                                      6
     Item 2.      Offer Statistics and Expected Timetable                                                    6
     Item 3.      Key Information                                                                            6
     Item 4.      Information on the Company                                                                 12
     Item 5.      Operating and Financial Review and Prospects                                               19
     Item 6.      Directors, Senior Management and Employees                                                 25
     Item 7.      Major Shareholders and Related Party Transactions                                          29
     Item 8.      Financial Information                                                                      30
     Item 9.      The Offer and Listing                                                                      30
     Item 10.     Additional Information                                                                     30
     Item 11.     Quantitative and Qualitative Disclosures About Market Risk                                 39
     Item 12.     Description of Securities Other than Equity Securities                                     39
Part II                                                                                                      39
     Item 13.     Defaults, Dividend Arrearages and Delinquencies                                            39
     Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds               39
     Item 15.     Controls and Procedures                                                                    39
     Item 16.     [Reserved]                                                                                 40
     Item 16A.    Audit Committee Financial Expert                                                           40
     Item 16B.    Code of Ethics                                                                             40
     Item 16C.    Principal Accountant Fees and Services                                                     40
     Item 16D.    Exemptions from the Listing Standards for Audit Committees                                 40
     Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers                     40
Part III                                                                                                     41
     Item 17.     Financial Statements                                                                       41
     Item 18.     Financial Statements                                                                       41
     Item 19.     Exhibits                                                                                   41



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

cubic meters or     A metric measurement  of volume,  being a cube one meter in
m(3)                length on each side.

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

net smelter or      Payment  of  a  percentage  of  net  mining   profits  after
NSR Royalty         deducting applicable smelter charges.

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

prefeasibility      Each  means a  comprehensive  study  of the  viability  of a
study and           mineral  project  that has  advanced to a stage where mining
preliminary         method,  in the  case  of  underground  mining,  or the  pit
feasibility         configuration,  in the  case of open  pit  mining,  has been
study               established,  and which,  if an effective  method of mineral
                    processing  has  been   determined,   includes  a  financial
                    analysis  based  on  reasonable  assumptions  of  technical,
                    engineering,   operating  and  economic  factors,   and  the
                    evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral    The economically mineable part of an indicated,  and in some
reserve             circumstances,  a measured mineral resource  demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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

                                     Part I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not applicable

Item 2.  Offer Statistics and Expected Timetable

         Not applicable

Item 3.  Key Information


A.   Selected Financial Data

     The selected historical financial information presented in the table below for each of the years ended March 31, 2004, 2003, 2002, 2001 and 2000, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2004, 2003 and 2002 are included in this Annual Report. The selected historical financial information for each year ended March 31, 2001 and 2000, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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



Canadian GAAP
                                                                       Year Ended March 31,
                                         --------------------------------------------------------------------------
                                              2004           2003            2002          2001            2000
                                         -------------  -------------   ------------- -------------- --------------
Summary of Operations:
Interest and miscellaneous Income                  $104          $725           $811          $4,304         $3,352
Income tax recovery                                   -             -              -               -              -
Expenses
  General and administrative                  (173,325)     (120,366)      (113,163)       (126,985)      (127,362)
Property investigation expensed                                                             (8,000)
Write-down of mining properties                 (6,508)      (10,363)      (776,140)        (69,641)          (620)
Write-down property and equipment                     -             -       (10,000)        (89,855)       (23,957)
Write-down investments                                -       (1,960)              -         (5,597)          (756)
Recovery of mineral property costs                    -             -              -               -
Net Income (loss) for year                    (179,729)     (131,964)      (898,492)       (295,774)      (149,343)
Income (loss) per share                          (0.01)        (0.03)         (0.06)          (0.02)         (0.01)





                                                                         As at March 31,
                                         --------------------------------------------------------------------------
                                              2004            2003          2002            2001             2000
                                         -------------   ------------- -------------- --------------      ---------
Balance Sheet Data:
Total assets                                    399,600       184,082         85,122         843,823        943,791
Cash and term deposits                          264,064       109,342          3,388           1,022              0
Restricted cash                                       -             -              -               -              -
Total liabilities                               232,973       285,834        212,410          72,619        341,917
Shareholders' equity                            160,119     (101,752)      (127,288)         771,204        601,764

Number of Shares Issued                      20,551,058    17,414,508     14,389,508      14,389,508     10,968,655



United States GAAP:
                                                                            Year Ended March 31,
                                            -------------------------------------------------------------------------
                                                2004          2003            2002             2001           2000
                                            ------------- -------------  --------------  --------------   -----------
Summary of Operations:
Net Income (loss) per
   Canadian AP                                (173,221)      (131,964)       (898,492)      (295,774)      (149,343)
Adjustments                                    (35,507)            353         734,174         30,186         18,075
Net Income (loss) per US
   GAAP                                       (215,236)      (131,611)       (164,318)      (265,588)      (131,268)
Income (loss) per share per US
   GAAP                                          (0.00)         (0.01)          (0.01)         (0.01)         (0.01)


                                                                            Year Ended March 31,
                                            -------------------------------------------------------------------------
                                                2004          2003            2002             2001           2000
                                            ------------- -------------  --------------  --------------   -----------
Balance Sheet Data:

Total assets under Canadian GAAP                 399,600        184,082          85,112        843,823        943,791
Adjustments                                     (35,381)            120             120      (734,316)      (741,287)
Total assets under US GAAP                       357,705        184,202          85,242        109,507        202,504


Total equity under Canadian GAAP              20,326,919     20,027,819      19,727,819     19,727,819     19,262,605
Adjustments                                  (1,696,550)    (1,696,550)     (1,696,550)    (1,696,550)    (1,696,550)
Total equity under US GAAP                    18,630,369     18,331,269      18,031,269     18,031,269     17,566,055


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

    Year Ended
    March 31,      Average      Period End         High              Low
    ---------      -------      ----------         ----              ---
      2000         1.4517         1.4350           1.5286           1.4803
      2001         1.5037         1.5767           1.5791           1.4470
      2002         1.5655         1.5953           1.6190           1.5065
      2003         1.5497         1.5652           1.6050           1.4584
      2004         1.3531         1.3081           1.4940           1.2679
      2005         1.2787         1.1866           1.4003           1.1714

     The following table sets forth the high and low exchange rate for the past six months. As of December 6, 2005, the exchange rate was CN$1.16260 for each US$1.

                Month                          High             Low
                -----                          ----             ---
                March 2005                    1.2492           1.1976
                April 2005                    1.2617           1.2061
                May 2005                      1.2732           1.2353
                June 2005                     1.2630           1.2230
                July 2005                     1.2477           1.2018
                August 2005                   1.2298           1.1857
                September, 2005               1.1943           1.1620
                October, 2005                 1.1920           1.1582

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

We will be required to raise additional capital to mine our properties. Levon is currently in the exploration stage of its properties. If we determine, based on its most recent information, that it is feasible to begin operations on our properties, Levon will be required to raise additional capital in order to develop and bring the properties into production.

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

The mining industry is highly speculative and involves substantial risks. The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in Levon not receiving an adequate return on investment capital.

Levon's properties are all at the exploration stage and have no proven reserves. All of our properties are in the exploration stage only and are without a known body of ore. If we do not discover a body of ore on our properties, we will continue to search for other properties where we can continue similar work.

The Company's mineral exploration efforts may be unsuccessful. Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the properties. In addition, Levon is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

Competition for mineral land. There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Levon will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs. Levon's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, we actively seeks to expand our mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Levon's exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits. Our operations require licenses and permits from various governmental authorities. We believe that we hold all necessary licenses and permits under applicable laws and regulations and believe that we are presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Levon will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop our properties, commence construction or operate a mining facility and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation. Although Levon is not currently subject to litigation, we may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

Acquisitions. We undertake evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of Levon's ongoing business, the inability of management to maximize the financial and strategic position of Levon through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, we need additional capital to finance an acquisition. Historically, Levon has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect our ability to raise capital to acquire and explore resource properties. There can be no assurance that Levon will be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest. Certain directors and officers of Levon are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company's ability to continue as a going concern. Levon's financial statements do not include the adjustments that would be necessary if we were unable to continue as a going concern.

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like Levon, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2005 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $0.06 and a high of $0.12. Subsequent to the 2005 fiscal year, the Company's common share price has fluctuated between a low of $0.075 and a high of $0.095. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for U.S. investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Levon's directors and officers are residents of Canada. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

There are no assurances that we will discover minerals on a commercially viable basis. Levon's ability to generate revenues and profits is expected to occur through exploration, development and production of our existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic
feasibility   of  mining   operations  by  identifying   mineral   deposits  and
establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

The Company's exploration activities are subject to various federal, state and local laws and regulations. Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require Levon to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, we may be required to stop our exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If gold prices substantially decline, this may adversely affect our ability to raise capital to explore for existing and new mineral properties.

The Company operates in a highly competitive industry. We compete with other developmental resource companies, which have similar operations, and there are many competitors that have operations, financial resources, and industry experience greater than those of Levon's. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

The Company is subject to foreign currency fluctuations. Levon may from time to time operate in more than one country and our functional currency is the Canadian Dollar. Our offices are located in Canada, the majority of our mining exploration properties are located in Canada, and the Company's financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange loss of $Nil in fiscal 2005. We do not use derivative financial instruments for speculative trading purposes, nor does we hedge our foreign currency exposure to manage our foreign currency fluctuation risk. Fluctuations in and among the various currencies in which we operate could have a material effect on our operations and our financial results.

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

     We are a natural resource company, primarily engaged in the acquisition and exploration of natural resource properties. Our principal business activities have been the exploration of certain mineral properties located in Canada, specifically British Columbia. Since fiscal 2001 we made aggregate principal capital expenditures of $104,931 on the properties in Canada. These capital expenditures consist of $14,470, which was spent on the Congress property, $72,699 on the Gold Bridge property, and $5,040 on the Wayside property. We also have certain interests in mineral properties located in Nevada, USA. Since fiscal 2001 we made aggregate principal capital expenditures of $12,723 all of which were incurred on the Eagle property.

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

Governmental Regulation

     The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require us to obtain permits from various governmental agencies. We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. There can be no assurance, however, that all permits which we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which we might undertake.

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

     The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Levon and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

C.   Organizational Structure

     The Company had a wholly-owned subsidiary, Levon Resources Inc., a Montana corporation and was dissolved on October 30, 1990.

D.   Property, Plants and Equipment

     We have focused our exploration activities during the 2004 fiscal year on the Gold Bridge Claims (also known as the "BRX Claims"),located in British Columbia, Canada.

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

     History. The mineral claims were purchased from a company with common directors and are subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. ("Veronex"). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by Levon, by expending $1,000,000 in a prior year. Under the terms of the joint venture agreement, the operator of the joint ventures is Congress Operating Ltd., a British Columbia company equally owned by the Company and Veronex. The operator reports to the management committee which consists of two representatives from each the Company and Veronex. Each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party's interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in early 1989. During this fiscal year, due to a lack of funds, the Company did not conduct an exploration program on this project.

     The Congress property has had considerable past work, both underground and surface over a number of years. During the 2005 fiscal year, we completed an initial two-phase program of mineral exploration on the property. Phase one consisted of approximately 120 metres of trenching in six trenches. Trenches 1 to 3 were to sample new showings but did not expose any mineralization of economic interest. Trenches 4 and 5 exposed a massive stibnite vein grading up to 5.9 g/t of gold over 1.6 metres. This Vein is the northern extension of the Congress Vein which is exposed 250 metres to the south. Trench #6 extended the 1988 trench #18 to the west and exposed the Lou Zone 175 metres further to the north. Phase Two consisted of 820.5 metres of NQ diamond drilling to test the down plunge extension of gold mineralization outlined in the Upper Howard drift. These holes were drilled to test an area approximately 100 metres north of the face of the Lower Howard drift. The mineralization can be seen to extend to this depth with wide zones, greater than 10 metres true width, intersected. A table of significant results appears below:

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

Further trenching was carried out in 2005 and directed at stripping an area of the Lou Zone where surface enrichment has taken place in order to carry out a bulk metallurgical test. Two areas 10 metres wide and, respectively, 22 and 10 metres long have been stripped. Samples have been taken at one metre intervals along lines run every two metres across the mineralized zone. The mineralized zone is approximately eight metres wide in this area, with the central four metres averaging 10 g/t gold or better. A 40 kilogram sample of this material has been sent to Process Research Associates for initial testing. The material is highly oxidized and fractured and could be mined by excavator without blasting. This oxidised material only extends for about three metres below surface with drill holes below this returning values in the two to five g/t gold range. If metallurgical testing indicates the oxidized material can be treated at the nearby Bralorne mill, the plan is to mine and stockpile approximately
1,000 tonnes of this material at the mill and run it through as a batch to better asses recoveries. There are 2,000 tonnes of the oxidized, enriched material in sight with a conceptual resource of about 10,000 tonnes total. In the process of road rehabilitation and reclamation a new zone has been discovered, named "Golden Ledge". This zone is 1.4 kilometres due north of the Howard workings on the south side of the Gun Creek canyon and might be the northern extension of the Howard structure. The zone is 1.2 to 1.5 metres wide and has returned assays to 14.0 g/t gold over 1.2 metres. Drilling was carried out on the newly discovered Golden Ledge showing and intersected 3.9 metres assaying 5.14 g/t gold on the first hole drilled. This program was followed by a second phase of mechanized trenching and drilling. The drilling started on June 11th , 2005 and only the first hole, GL-05-1, has been completed and is reported on here. Drill testing of the Golden Ledge target commenced June 11, 2005. The first hole, GL-05-1, drilled at 90(degree) to the strike of the shear zone at an inclination of -45(degree), intersected 3.9 metres assaying 5.14 g/t gold. The shear zone is an altered quartz stockwork zone hosted in basic volcanics.

The Golden Ledge shear zone trends east-west and appears to be dipping approximately 70(degree) to the south where intersected. The true width of the zone is calculated to be 1.65 metres where intersected. These assays are viewed by management as being very encouraging for the first hole on a new showing.

     Proposed Work Program. Further drilling is currently planned to expand the known extent of the mineralization. On completion of the drill program, all mineral resources on the property will be recalculated in compliance with NI 43-101. Further development plans will be made based on a scoping study of those resources. Metallurgical testing of Lou Zone material by Process Research Analysis is ongoing. Initial leach tests of oxidized Lou Zone material show greater than 90% of the gold can be recovered using a conventional leaching systems.

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

     During the fiscal year a drill program was carried out on the property with Mill Bay contributing 50% of the cost. The purpose of the program was to investigate the California vein on strike for about 1,500 ft. All nine holes in the program intersected the vein. The best result was in the DDH 03 - CAL-05 hole, 0.158 oz/t - Au over 18.51 ft. including 0.27 oz/t - Au over 6.2 ft.. Subsequent to the fiscal year, the Company drifted on the vein to evaluate the ore grade and continued diamond drilling at a cost of $196,285.

     Subsequent to the year, Mill Bay earned the 50% interest in the property by incurring the required exploration on the property and issuing to us 300,000 common shares in the capital of Mill Bay.

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

     During fiscal year, 2005, Coral Resources and Levon (collectively the "Companies") entered into an Agreement with Agnico-Eagle Mines Ltd. ("AGE") wherein the Companies granted AGE an option to purchase 100% interest in the property, subject to a 2.5% royalty to the Companies, in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

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

     At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Companies. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for a cash payment of U.S. $1million .

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

Item 5. Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of the Company for the years ended March 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Year in Review

From October 23, 2003 to February 15, 2005, in accordance with TSX Venture Policy 2.5, the Company's listing was transferred to the NEX board (a trading system designed for companies that did not meet the minimum listing requirements for a TSX Venture Tier 2 listing. As a consequence of the down grade of our listing, the Company was subject to restrictions on share issuances and certain types of payments. Following a reactivation plan carried out in fiscal 2005, which included a financing and a shares for debt settlement, the listing was upgraded to the TSX Venture Exchange Tier 2.

During the year, a nine-hole diamond drilling program was carried out to explore the California vein on the BRX property. All nine holes intersected the vein. The purpose of the drill program was to investigate the California vein on strike for about 1500 ft. Following this program, Mill Bay elected to continue exploring the property without the Company's full participation in an effort to incur the required exploration expenditures pursuant to the BRX Agreement.

Subsequent to the year, Levon completed an initial two-phase program of mineral exploration on the Congress Property. Phase one consisted of approximately 120 metres of trenching in six trenches. Trenches 1 to 3 were to sample new showings but did not expose any mineralization of economic interest. Trenches 4 and 5 exposed a massive stibnite vein grading up to 5.9 g/t of gold over 1.6 metres. This Vein is the northern extension of the Congress Vein which is exposed 250 metres to the south. Trench #6 extended the 1988 trench #18 to the west and exposed the Lou Zone 175 metres further to the north. Phase Two consisted of
820.5 metres of NQ diamond drilling to test the down plunge extension of gold mineralization outlined in the Upper Howard drift. These holes were drilled to test an area approximately 100 metres north of the face of the Lower Howard drift. The mineralization can be seen to extend to this depth with wide zones, greater than 10 metres true width, intersected. Underground development in the Lower Howard adit is being planned for this summer. In conjunction with this work, diamond drilling will be carried out to better define the resources in the Lou Zone.

Subsequent to the year, Coral Gold Corp. and Levon (collectively the "Companies") entered into an Agreement with Agnico-Eagle Mines Ltd., ("AGE") wherein the Companies granted AGE an option to purchase 100% interest in the Ruf and Norma Sass Property in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

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

Fiscal year ended March 31, 2004 compared to fiscal year ended March 31, 2003

The Company reported a loss for the year ended March 31, 2004 of $179,729. During the year the Company capitalized $46,230 in expenditures on the BRX mineral claims relating to the drilling program discussed above. Current accounts payable declined by $161,253 during the year while long term debt increased by the same amount. This change is a result of related parties deferring payment of outstanding debts until July 1, 2005. The Company plans to settle these amounts by the issuance of common shares.

The Company issued 3,136,000 units (shares and warrants) in the year for net proceeds of $299,100 resulting in an increase in capital stock from $20,027,819 at March 31, 2003 to $20,326,919 at March 31, 2004 and increasing the number of common shares issued from 17,414,508 at March 31, 2003 to 20,551,058 at March 31, 2004.

The net loss for the year ended March 31, 2004 of $179,729 was 36% higher than the loss in the previous fiscal year. The Company had no operating revenues in either years. The Company charged to operations a write-down of its investment in resource properties of $6,508 relating to holding fees on the Congress and Eagle claims compared to $10,363 the previous year. Although the Company carries these properties at nominal $1, the carrying value is not a reflection of Management's assessment of the value of these properties but is an accounting procedure that is triggered when the Company does not intend, or have plans, to future develop the property.

Administrative losses for the year were $173,221 compared to $119,641 the previous year, 2003. The significant increase in expenses when comparing the two years was due to an increase in consulting and professional fees, office expenses, and travel expenses. Professional and consulting fees increased by 94% when compared to the 2003 fiscal year. Profession fees includes legal, auditing and accounting. Legal fees increased as a result of the costs associated with the review and filing of the Company's Annual Information Form. Accounting fees increased due to the increase in costs associated with meeting the financial reporting requirements. Consulting fees increase by 75% from $30,000 to $52,500 as a result of retaining consultants to manage the day-to-day operations of the Company. Office expenses increased by 57% as a result of an increase in support staff and office leased equipment.

Fiscal year ended March 31, 2003 compared to fiscal year ended March 31, 2002

In the twelve months ended March 31, 2003 total assets increased from $85,122 at March 31, 2002 to $184,082 at March 31, 2003 upon the completion of an equity financing which netted the treasury $157,500. Levon issued 3,025,000 units at a price of $0.10 per unit (common share and warrant) resulting in an increase in share capital from $19,727,819 at March 31, 2002 to $19,727,819 at March 31, 2003 and the number of common shares issued from 14,389,508 to 17,414,508 at March 31, 2003. Liabilities increased from $212,410 at March 31, 2002 to $285,834 March 31, 2003. The increase in liabilities is a result of related parties deferring payment of their fees and expenses until the company is re-financed. The amount deferred in 2003 was $267,328 (2002: $187,359).

Investment in and Expenditures on Resource Properties remained at $6, unchanged from the previous fiscal year.

The Company reported a net loss for the year ended March 31, 2003 of $131,964. The Company had no operating revenues during the year. The Company charged to operations a write-down of its investment in resource properties of $10,363 relating to land holding fees on the Congress and Eagle claims and wrote down its investment in securities by $1,960 to reflect the current market value.

Administrative loss for the year ended March 31, 2003 was $120,366 which was relatively consisant with the prior fiscal year where the expense was $113,163.

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

B.   Liquidity and Capital Resources

     At this time, the Company has no operating revenues and does not anticipate having any operating revenues until the Company is able to find, acquire, place in production and operate a resource property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's ability to raise capital to acquire and explore resource properties. At March 31, 2004, we had working capital of $208,861. We will need to re-finance to maintain current operations and explore our properties.

     Our financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. Canadian GAAP also requires that investments available for sale be recorded at the lower of cost and market with long-term investments in marketable securities being written down to market when impairment is considered other than temporary, in which case the written down value becomes the new cost base. US GAAP requires investments available for sale to be recorded at market and unrealized holding gains or losses to be charged to comprehensive income or loss. See. Note 13 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

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

F.   Tabular disclosure of contractual obligations

     As at March 31, 2004, Levon had the following contractual obligations:



                            Total            < 1 year         1-3 years          3-5 years        More than 5 years
                            -----            --------         ---------          ---------        -----------------
Accounting and
Administrative                -                 -                 -                  -                    -
Contract
Total                         -                 -                 -                  -                    -



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

Item 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management

     The following is a list of our directors and senior management as at March 31, 2004. The directors were re-elected by the Shareholders on August 3, 2005 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.



Name and Present Position
with the Company                     Principal Occupation                                    Director/Officer Since
----------------                     --------------------                                    ----------------------

ERNEST CALVERT(1)                    Director of four other public companies; (Bralorne         July 27, 1990
Director                             Gold Mines Ltd., formerly Bralorne-Pioneer Gold Mines
                                     Ltd., Coral Gold Resources Ltd., formerly Coral Gold
                                     Corp., Levon Resources Ltd, and Cresval Capital Corp)

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

FLORIAN RIEDL-RIEDENSTEIN            Independent Financial Consultant; Director of Coral        April 4, 1996
Director                             Gold Resources Ltd. (formerly Coral Gold Corp.)


LOUIS WOLFIN                         Director of five other public companies (Chief             January 2, 1992
Director, Chairman of the Board      Executive Officer of Bralorne Gold Mine Ltd.,
and Chief Executive Officer          formerly Bralorne-Pioneer Gold Mines Ltd., Berkley
                                     Resources Inc., Coral Gold Resources Ltd., formerly
                                     Coral Gold Corp., Levon Resources Ltd, and Cresval
                                     Capital Corp.)

(1) Mr. Calvert resigned effective July 15, 2005.

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

     The following table sets forth details of the compensation paid during the last three fiscal years ended March 31 to senior management:

========================== ========== ================================================= =================== =================
  NAME AND PRINCIPAL                                                                       LONG TERM           ALL OTHER
       POSITION              YEAR(1)                 ANNUAL COMPENSATION                   COMPENSATION       COMPENSATION
                                      ------------------------------------------------- -------------------       ($)
                                         SALARY $(2)     BONUS             OTHER        SHARES UNDER OPTION
========================== ========== =============== ================= =============== =================== =================
LOUIS WOLFIN                 2004         Nil             Nil               Nil             Nil                    Nil
Director, CEO and            2003         $30,000         Nil               Nil             300,000                Nil
Chairman of the Board        2002         $30,000         Nil               Nil             300,000                Nil
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

C.   Board Practices

     Our board of directors was at fiscal 2004 comprised of five directors. The size and experience of the board is important for providing effective governance in the mining industry. The board's mandate and responsibilities can be effectively and efficiently administered at its current size. Given the size of Levon, the Chairman of the Board is also the Chief Executive Officer and the President of the Company, however we believe it has functioned and can continue to function effectively and efficiently in administering Levon's affairs . At the Annual General Meeting, held on September 29, 2004, the shareholders elected Messrs. Wolfin, Calvert, Glasier, Riedl-Riededstein, and Ms. Regnier as directors. Mr. Calvert subsequently resigned on July 15, 2005. The Board intends to elect a new Chairman independent of management, in the near future.

     We considered the relationship of each of our directors at March 31, 2004 and consider two directors (Riedl-Riededstein and Ms. Regnier) to be "unrelated". "Unrelated director" means a director who is independent of management and free from any interest and any business, or other relationship, which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

     The audit committee currently consists of three directors (Messrs. Florian Riedl-Riededstein, Louis Wolfin and William Glasier) of which two are unrelated and all are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. In fiscal 2005 the committee was changed such that all members are independent.

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

D.   Employees

     We have no employees at this time.

E.   Share Ownership

     The following table sets forth the share ownership of our directors and officers as of March 31, 2004. No person owned more than 10% of the outstanding common shares.

     Name of Beneficial Owner            Number of Shares            Percent
     ------------------------            ----------------            -------
     Ernest Calvert                               -                     -
     William Glasier                        752,900                   3.7
     Andrea Regnier                               -                     -
     Riedl-Riededstein                        6,000                   0.3
     Louis Wolfin                         2,050,802                   9.9


Options to Purchase Securities of the Company


--------------------------------------------------------------------------------------------------------------------
Name of Optionee                  No. of Shares      Exercise Price       Date of Grant           Expiry Date
                                                       Per Share
------------------------------- ------------------ ------------------- -------------------- ------------------------
Executive
Officers/Directors
------------------

Nil

Other Insiders
--------------

Nil


     There were no options granted during the last three fiscal years.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

     As of March 31, 2004, the following table sets forth the persons to the knowledge of management who hold (5%) percent of the outstanding shares of each class of voting securities and the total shares owned by the officers and directors as a group as of March 31, 2004:


                                             Number of Shares of      Percent of
       Name                                  Common Stock Owned          Class
       ----                                  -------------------         -----

       Louis Wolfin                              2,050,802                9.9%
       All Officers and Directors as a Group
       (5 persons)                               2,809,702               13.67%

B.   Related Party Transactions

     In 2004, the Company was charged administrative fees of $10,500 by a private company owned by a director for providing accounting and general corporate services to the Company.

     Levon entered into a cost sharing agreement dated October 1, 1997 to reimburse a private company, under common control, Oniva International Services Corp., ("Oniva"), for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on Levon's behalf and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $78,655 was charged to operations in relation to the cost sharing agreement referred to above. In 2003, the amount was $29,027. Included in accounts payable at March 31, 2004 is $217,470 due to Oniva and a private company owned by Louis Wolfin, the President of the Company, for expenses paid on behalf of Levon. In 2003 the amount was $267,327. In fiscal 2006 we settled this debt by the issuance of common shares.

     Levon has an investment in Mill Bay Ventures Inc. consisting of 48,978 common shares and a value of $4,897 and in Avino Silver & Gold Mines Ltd. consisting of 4,200 common shares and a value of $1,554. These companies are related by way of common directors and common management.

     All related party transactions are recorded at the value agreed upon by Levon and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

     Levon entered into an agreement, dated August 23, 2003, to receive accounting and general corporate services at a rate of $1,500 per month with Dawn Pacific Management Ltd., a private company owned by the Secretary and a Director. The agreement was for an initial term of one year and can be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. During the year, Levon paid $10,500 (2003:
$22,500).

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

     Not Applicable.

Item 8.  Financial Information

A.   Statements and Other Financial Information

     The following financial statements of the Company are attached to this Annual Report:

         Auditors Report.
         Balance Sheet for years ended March 31, 2004 and 2003.
         Statement of Operations and Deficit for the years ended March 31, 2004,
            2003, and 2002.
         Statement of Cash flows for the years ended March 31,
            2004, 2003, and 2002.
         Notes to Financial Statements for the years ended March 31, 2004 and 2003.

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

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisitions and over $50 million for indirect acquisitions, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 is any amount in excess of $137 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

Audit Fees

     The aggregate fees billed by Smythe Ratcliffe for professional services rendered for the audit of our annual financial statements for the fiscal year ended March 31, 2004 was $8,500 and March 31, 2003 was $8,500.

Audit-Related Fees

     There were no aggregate fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the financial statements for the years ended March 31, 2004 and 2005.

Tax Fees

     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended March 31, 2004 was $1,000 and March 31, 2003 was $1,000. The services comprising these fees include the preparation of corporate tax returns.

All Other Fees

     Other than referred to above, there were no aggregate fees billed for any other professional services rendered by our independent auditors for the fiscal year ended March 31, 2004 or 2003.

     The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2004. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

                                    Part III

Item 17.  Financial Statements

     The following Financial Statements pertaining to the Company are filed as part of this annual report:

         Auditors Report..............................................43
         Balance Sheets...............................................44
         Statements of Operations and Deficit.........................45
         Statements of Cash Flows.....................................46
         Notes to Financial Statements................................47 thru 62

Item 18.  Financial Statements

     See  Item 17.

Item 19.  Exhibits

     Exhibit Number             Name
     -------------              ----

         1.2.       Articles of Levon Resources Ltd*

         12.1 Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.

         12.2 Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.

         13.1       Certificate under section 906 Principal Executive Officer

         13.2       Certificate under section 906 Principal Financial Officer

                                                                 SmytheRatcliffe
                                                           Chartered Accountants




LEVON RESOURCES LTD.

Consolidated Financial Statements
March 31, 2004
(Canadian Dollars)








INDEX                                                              Page
-----                                                              ----

Auditors' Report to the Shareholders                                43

Consolidated Financial Statements

Consolidated Balance Sheets                                         44

Consolidated Statements of Income and Deficit                       45

Consolidated Statements of Cash Flows                               46

Notes to Consolidated Financial Statements                          46-62








                                                   A member of PKF International

                                                             SmthyeRatcliffe.com
                                                      7th Floor, Marine Building
                                                               355 Burard Street
                                                         Vancouver, B.C. V6C 2G8

                                                                 SmthyeRatclifee
                                                           Chartered Accountants

                                                         facsimile: 604.688.4675
                                                         telephone: 604.687.1231



                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the consolidated balance sheets of Levon Resources Ltd. as at March 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and the cash flows for each of the years in the three year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.


"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
August 5, 2004


                                                   A Member of PKF International



LEVON RESOURCES LTD.
Consolidated Balance Sheets
March 31
(Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------
                                                                                          2004                 2003
--------------------------------------------------------------------------------------------------------------------

Assets

Current
 Cash                                                                                 $264,064             $109,342
 Accounts Receivable                                                                    10,065                2,269
 Investments (note 4)                                                                    6,452                6,452
--------------------------------------------------------------------------------------------------------------------
                                                                                       280,581              118,063
Security Deposits (note 6)                                                              53,469               54,251
Investment in and Expenditures on Resource
  Properties (notes 5 and 7)                                                            46,236                    6
Property and Equipment  (note 8)                                                        12,806               11,762
--------------------------------------------------------------------------------------------------------------------

                                                                                      $393,092             $184,082
--------------------------------------------------------------------------------------------------------------------

Liabilities

Current
  Accounts payable and accrued liabilities                                             $71,720             $285,834

Long-Term Debt (note 9)                                                                161,253                    0
--------------------------------------------------------------------------------------------------------------------
                                                                                       232,973              285,834
--------------------------------------------------------------------------------------------------------------------

Shareholders' Equity

Capital Stock (note 10)                                                             20,326,919           20,027,819
Subscription Receivable (note 10(c))                                                         0            (142,500)
Deficit                                                                           (20,166,800)         (19,987,071)
--------------------------------------------------------------------------------------------------------------------
                                                                                       160,119            (101,752)
--------------------------------------------------------------------------------------------------------------------

                                                                                      $393,092             $184,082
--------------------------------------------------------------------------------------------------------------------

Commitment (note 14)

Approved on behalf of the Board:

"Louis Wolfin"
..................................Director
Louis Wolfin

"Andrea Regnier"
..................................Director
Andrea Regnier


See notes to consolidated financial statements.


LEVON RESOURCES LTD.
Consolidated Statements of Income and Deficit
Years Ended March 31, 2004, 2003 and 2002
(Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------
                                                                   2004                  2003                  2002
--------------------------------------------------------------------------------------------------------------------

Interest Income                                                    $104                  $725                  $811
--------------------------------------------------------------------------------------------------------------------

Expenses
 Professional and consulting
   fees                                                          84,268                43,259                51,002
 Administrative services                                         33,070                34,838                13,949
 Shareholder relations,
   promotion and compliance                                      36,262                30,891                14,176
 Office, occupancy and
   miscellaneous                                                 14,787                 9,403                28,502
 Travel and automotive                                            4,938                 1,975                 2,628
 Bad debt                                                             0                     0                 2,906
--------------------------------------------------------------------------------------------------------------------

                                                                173,325               120,366               113,163
--------------------------------------------------------------------------------------------------------------------

Loss Before Other Items                                       (173,221)             (119,641)             (112,352)
--------------------------------------------------------------------------------------------------------------------

Other Items
  Write-down of investment
    in and expenditures on
    resource properties                                         (6,508)              (10,363)             (776,140)
  Write-down of investments                                           0               (1,960)                     0
  Write-down of mill equipment                                        0                     0              (10,000)
--------------------------------------------------------------------------------------------------------------------

                                                                (6,508)              (12,323)             (786,140)
--------------------------------------------------------------------------------------------------------------------

Net Loss for Year                                             (179,729)             (131,964)             (898,492)
Deficit, Beginning of Year                                 (19,987,071)          (19,855,107)          (18,956,615)
--------------------------------------------------------------------------------------------------------------------

Deficit, End of Year                                      $(20,166,800)         $(19,987,071)         $(19,855,107)
--------------------------------------------------------------------------------------------------------------------

Loss Per Share                                                 $ (0.01)              $ (0.01)              $ (0.06)
--------------------------------------------------------------------------------------------------------------------

Weighted Average Number
  of Shares Outstanding                                      18,084,784            14,551,108            14,389,508
--------------------------------------------------------------------------------------------------------------------



LEVON RESOURCES LTD.
Consolidated Statements of Cash Flows
Years Ended March 31, 2004, 2003 and 2002
(Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------
                                                                            2004             2003              2002
--------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net loss                                                            $(179,729)       $(131,964)        $(898,492)
  Items not involving cash
      Write-down of investment in and expenditures on
        resource properties                                                6,508           10,363           776,140
      Write-down of investments                                                0            1,960                 0
      Write-down of mill equipment                                             0                0            10,000
      Amortization                                                         1,463            1,040               959
--------------------------------------------------------------------------------------------------------------------
Operating Cash Outflow                                                 (171,758)        (118,601)         (111,393)
--------------------------------------------------------------------------------------------------------------------

Changes in Non-Cash Working Capital
  Accounts receivable                                                    (7,796)            4,753            15,889
  Accounts payable and accrued
    liabilities                                                        (214,114)           73,424           139,791
--------------------------------------------------------------------------------------------------------------------
                                                                       (221,910)           78,177           155,680
--------------------------------------------------------------------------------------------------------------------

Cash Provided by (Used in) Operating Activities                        (393,668)         (40,424)            44,287
--------------------------------------------------------------------------------------------------------------------

Investing Activities
  Investment in and expenditures on resource
     properties, net of proceeds                                        (52,738)         (10,363)          (41,831)
  Acquisition of property and equipment                                  (2,507)          (1,391)                 0
  Security deposits refunded (advanced)                                      782              632              (90)
--------------------------------------------------------------------------------------------------------------------
Cash Used in Investing Activities                                       (54,463)         (11,122)          (41,921)
--------------------------------------------------------------------------------------------------------------------

Financing Activities
  Proceeds from long-term debt                                           161,253                0                 0
  Issuance of shares - for cash, net of costs                            441,600          157,500                 0
--------------------------------------------------------------------------------------------------------------------
Cash Provided by Financing Activities                                    602,853          157,500                 0
--------------------------------------------------------------------------------------------------------------------

Inflow of Cash                                                           154,722          105,954             2,366
Cash, Beginning of Year                                                  109,342            3,388             1,022
--------------------------------------------------------------------------------------------------------------------

Cash, End of Year                                                       $264,064         $109,342            $3,388
--------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
  Shares issued as finders' fee                                          $14,555           $2,500                $0
  Acquisition of mineral properties for
    common shares                                                             $0               $0                $0
  Shares issued for settlement of debt                                        $0               $0                $0
  Income tax paid                                                             $0               $0                $0
  Interest paid                                                               $0               $0                $0
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     Levon Resources Ltd. (the "Company") was incorporated under the laws of British Columbia on April 9, 1965. It is an exploration stage public company whose principal business activity is the exploration for and development of natural resource properties. There has been no significant revenues generated from these activities to date.

     These consolidated financial statements include the accounts of Levon Resources Ltd. and its wholly-owned subsidiary, Levon Resources Inc. (a United States Corporation). All significant intercompany balances and transactions have been eliminated.

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and all figures are in Canadian dollars unless otherwise stated. Canadian generally accepted accounting principles differ in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 13.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Investments

          Investments are recorded at the lower of their written down value and market value.

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

     (c)  Amortization

          Amorization is calculated on the declining balance basis at the following annual rates:

                         Buildings                          -       5%
                         Furniture and equipment            -      20%
                         Automobiles                        -      30%

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (d)  Foreign currency translation

          Amounts recorded in foreign currency are translated into Canadian dollars as follows:

          (i) Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

          (ii) Non-monetary   assets  and  liabilities  at  the  exchange  rates
               prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

          (iii) Revenues  and   expenses   (excluding   amortization   which  is
               translated at the same rate as the related asset), at the average rate of exchange for the year.

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

     (g)  Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Stock-based compensation

          As permitted by the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", the Company opted to apply the settlement method of accounting for employee stock options. Under the settlement method, no compensation expense is recorded on the grant of stock options to employees. Options granted to non-employees are to be accounted for using the fair value method.

          In December 2003, the CICA amended Section 3870 to require entities to account for employee and non-employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option's vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

          In accordance with one of the transitional alternatives permitted under amended Section 3870, the Company has prospectively adopted the fair value-based method of all employee stock options granted on or after April 1, 2003.

3.   FINANCIAL INSTRUMENTS

     (i)  Fair value

          The carrying value of cash, accounts receivable, security deposits and accounts payable and accrued liabilities approximate their fair value because of the short maturity of these financial instruments. The Company estimates that the fair value of the long-term debt approximates the carrying value at March 31, 2004.

          The fair value of investments as determined by approximate quoted market values, are disclosed in note 5.

     (ii) Interest rate risk

          The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

     (iii) Credit risk

          The Company's financial assets that are exposed to credit risk consist primarily of cash, security deposits and accounts receivable. Cash and security deposits are placed with well capitalized, high quality financial institutions.

     (iv) Translation risk

          The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

4.   INVESTMENTS

     -----------------------------------------------------------------------------------------------------------
                                                                      2004                       2003
     -----------------------------------------------------------------------------------------------------------
                                                              Number                      Number
                                                            of Shares      Amount       of Shares      Amount
     -----------------------------------------------------------------------------------------------------------

     Mill Bay Ventures Inc.
        (market $8,816 (2003 - $4,897))                         48,978         $4,897       48,978        $4,897
     Avino Silver & Gold Mines Ltd.
        (market $8,484 (2003 - $1,680)                           4,200          1,554        4,200         1,554
     Omega Equities Corp.,
        at nominal value                                        57,000              1       57,000             1
     -----------------------------------------------------------------------------------------------------------

                                                               110,178         $6,452      110,178        $6,452
     -----------------------------------------------------------------------------------------------------------

     The Company, Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors.

5.   REALIZATION OF ASSETS

     The investment in and expenditures on resource properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

6.   SECURITY DEPOSITS

     The security deposits are held by the Company's banks as a condition of various reclamation permits.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)

--------------------------------------------------------------------------------

7.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

     -------------------------------------------------------------------------------------------------------------------------------
                                                         Gold                                    Norma
                                         Congress        Bridge         Eagle          Ruf       Sass         Wayside          Total
     -------------------------------------------------------------------------------------------------------------------------------
                                       (note 7(a))   (note 7(b))    (note 7(c))   (note 7(d))   (note 7(d))   (note 7(e))

     Opening balance,  March 31, 2001     $23,060       $91,711        $232,171     $134,433     $215,861      $37,080      $734,316
     Deferred exploration costs
       Assessments and property tax         6,500        26,469           3,821            0            0        5,040        41,830
     -------------------------------------------------------------------------------------------------------------------------------
                                           29,560       118,180         235,992      134,433      215,861       42,120       776,146

     Write-down to nominal value         (29,559)     (118,179)       (235,991)    (134,432)    (215,860)     (42,119)     (776,140)
     -------------------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2002                    1             1               1            1            1            1             6
     Deferred exploration costs
       Assessments and property tax         5,678             0           4,685            0            0            0        10,363
     -------------------------------------------------------------------------------------------------------------------------------

                                            5,679             1           4,686            1            1            1        10,369
     Write-down to nominal value          (5,678)             0         (4,685)            0            0            0      (10,363)
     -------------------------------------------------------------------------------------------------------------------------------
     Balance, March 31, 2003                   1              1               1            1            1            1             6
     Deferred exploration costs
       Assessments and property tax        2,292              0           4,216            0            0            0         6,508
       Drilling program                       0          46,230               0            0            0            0        46,230
    --------------------------------------------------------------------------------------------------------------------------------

                                           2,293         46,231           4,217            1            1            1        52,744
    Write-down to nominal value          (2,292)              0         (4,216)            0            0            0       (6,508)
    --------------------------------------------------------------------------------------------------------------------------------

    Balance, March 31, 2004                   $1        $46,231              $1           $1           $1            $1      $46,236
    --------------------------------------------------------------------------------------------------------------------------------

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

7.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

     (a)  Congress Claims

          The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

          The Congress Claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. ("Veronex"). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending
          $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $29,559 to operations. During the year ended March 31, 2004, the Company wrote-off expenditures of $2,293 (2003 - $5,678) related to these claims, which were paid to maintain the property in good standing. The claims remain in good standing to December 2004. The Company is in the process of beginning an exploration program on this property.

     (b)  Gold Bridge Claims

          The Company owns 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. During the year ended March 31,2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2004.

          During the year ended March 31, 2003, the Company entered into an option agreement whereby Mill Bay Ventures Inc. ("Mill Bay"), a company related by common directors, could acquire an undivided 50% interest in the Gold Bridge claims upon completion of the following:

          (i) Incurring $100,000 of expenditures on the property, and issuance of 100,000 common shares of Mill Bay to the Company on or before December 17, 2003;

          (ii) Incurring an additional $100,000 of expenditures on the property, and issuance of another 100,000 common shares of Mill Bay to the Company on or before December 17, 2004; and

          (iii) Incurring  an  additional   $100,000  of   expenditures  on  the
               property, and issuance of another 100,000 common shares of Mill Bay to the Company on or before December 17, 2005.

          During the year ended March 31, 2004, the option agreement was amended such that the $100,000 and the 100,000 common shares due on or before December 17, 2003 be deferred until December 17, 2004. Subsequent to March 31, 2004, Mill Bay incurred all required exploration expenditures to earn the 50% interest in the Gold Bridge claims as required under the agreement. The Company has not yet received any common shares of Mill Bay.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

7.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

     (c)  Eagle Claims

          The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims, resulting in a charge to operations of $235,991. During the year ended March 31, 2004, the Company wrote-off expenditures of $4,216 (2003 - $4,685) related to these claims, which was paid to maintain the property in good standing. The Company has no current plan to further explore or incur additional expenditures on this property.

     (d)  Ruf and Norma Sass Properties

          In September 1995, the Company entered into option agreements with Coral Gold Corp. ("Coral"), a company with common directors, to acquire a 50% interest in 54 mineral claims located in Lander County, Nevada known as the Ruf and Norma Sass properties (the "Agreement"). Under the terms of the Agreement, the Company paid $50,000 U.S. and issued 100,000 common shares. In order to exercise the option, the Company was required to incur minimum expenditures of $400,000 U.S. in exploration expenditures on the property on or before December 31, 2000, and issue a further 300,000 common shares.

          The Agreement was subject to an Option Agreement between Coral and Amax Gold Inc., or their successors, dated May 16, 1995 whereby Amax could purchase up to a 61% interest in the properties (the "Option").

          In 1997, Amax assigned the Option to Placer Dome U.S. Inc. ("Placer") and on July 11, 1997, Placer exercised the Option and received a 61% interest in the property. As a result, the Company and Coral entered into a First Amending Agreement to provide for cash payments in lieu of exploration expenditures.

          In February 2000, the Company and Coral further amended the Agreement, whereby the option was reduced from a 19.5% to a 15% interest in the property.

          On December 31, 2000, Coral's Agreement with Placer was terminated, leading to the automatic termination of all Amending Agreements with the Company.

          Effective December 31, 2000, the Company and Coral entered into a Fourth Amending Agreement whereby the Company received an option to earn an undivided 19.5% interest in the property pursuant to the following terms:

          (i) incur $251,140 of expenditures on the property on or before December 31, 2002; and

          (ii) issue 100,000 common shares upon the acceptance by the exchange of an independent technical report on the exploration work carried out on the property.

          During the year ended March 31, 2002, the Fourth Amending Agreement expired and, as such, the Company failed to earn an undivided 19.5% interest in the property. The Company wrote-down the expenditures related to the claims resulting in a charge to operations of $350,292.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

7.   INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

     (d)  Ruf and Norma Sass Properties (Continued)

          During the year-ended March 31, 2003, the Company received from Coral an undivided one-third interest in the Ruf and Norma Sass properties in recognition of the prior year payments by the Company to Coral of $350,292 and the prior year issuances of 300,000 shares of the Company. The Company has no current plan to further explore or incur additional expenditures on this property.

     (e)  Wayside Claims

          The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge to operations of $42,119. The claims remain in good standing until December 2004. The Company has no current plan to further explore or incur additional expenditures on this property.

8.   PROPERTY AND EQUIPMENT


         -----------------------------------------------------------------------------------------------------------
                                               2004                                       2003
         -----------------------------------------------------------------------------------------------------------
                                            Accumulated                                Accumulated
                                Cost        Amortization       Net          Cost      Amortization        Net
         -----------------------------------------------------------------------------------------------------------

         Buildings                 $21,484         $12,479       $9,005       $21,484        $11,991         $9,493
         Furniture and
          equipment                 27,804          24,153        3,651        25,297         23,247          2,050
         Automobiles                51,615          51,465          150        51,615         51,396            219
         -----------------------------------------------------------------------------------------------------------

                                  $100,903         $88,097      $12,806       $98,396        $86,634        $11,762
         -----------------------------------------------------------------------------------------------------------


LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

9.   LONG-TERM DEBT

     Long-term debt represents amounts due to companies with common directors without interest and deferred repayment until July 1, 2005.

10.  CAPITAL STOCK AND DEFICIT

     (a)  Authorized 100,000,000 common shares without par value

     (b)  Issued


          --------------------------------------------------------------------------------------------------
                                                               Shares             Amount          (Deficit)
          --------------------------------------------------------------------------------------------------
          Balance, March 31, 2002                          14,389,508        $19,727,819      $(19,855,107)
          Share issuance
            For cash at $0.10 (note 10(c))                  3,000,000            302,500                  0
            Share issue costs (note 10(c))                     25,000            (2,500)                  0
          2003 net loss                                             0                  0          (131,964)
          --------------------------------------------------------------------------------------------------
          Balance, March 31, 2003                          17,414,508         20,027,819       (19,987,071)
            Share issuance
            For cash at $0.10 (note 10(c))                  3,000,000            313,655                  0
            Share issue costs (note 10(c))                    136,550           (14,555)                  0
          2004 net loss                                             0                  0          (173,221)
          --------------------------------------------------------------------------------------------------
          Balance, March 31, 2004                          20,551,058        $20,326,919      $(20,160,292)
          --------------------------------------------------------------------------------------------------

     (c)  Private placements

          During the year ended March 31, 2003, the Company completed two separate non-brokered private placements. The issues consisted of a total of 3,000,000 units at a price of $0.10 per unit for gross proceeds of $302,500. A finder's fee of 25,000 units was included as part of the private placement. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.12 for a two year period. Of the above warrants, 1,005,000 expire on March 14, 2005, and the remaining 2,020,000 expire on March 10, 2005. In connection with these private placements, $142,500 was receivable at March 31, 2003. The shares related to the funds receivable were issued and held by the trust Company until the funds were received by the Company during the year ended March 31, 2004

          During the year ended March 31, 2004, the Company completed one non-brokered private placement. The issue consisted of a total of 3,000,000 units at a price of $0.10 per unit for gross proceeds of $300,000. A finder's fee of 136,550 units was included as part of the private placement. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.12 for a one year period, expiring January 13, 2005. 50% of the placement was designated flow through shares for income tax purposes.

          Subsequent to March 31, 2004, another private placement of 5,000,000 units was announced for which $429,250 had been collected at the auditor's report date.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

10.  CAPITAL STOCK AND DEFICIT (Continued)

     (d)  Stock options

          The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the TSX Venture Exchange ("TSX"), the Company may grant incentive stock options to officers, directors employees and to persons in consideration for services.
          Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance may not exceed 10% of the issued shares at the time of grant and to each individual may not exceed 5% of the issued shares. The exercise price of stock options is determined by the Board of Directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares for the ten trading days immediately preceding the day on which the option is granted and publicly announced, and may not be less than $0.10 per share. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of the options is determined at the time of granting of the options at the discretion of the Board of Directors. Once approved and vested, options are exercisable at any time.

          The Company is in the process of drafting a formal stock option plan which is pending shareholder and regulatory approval.

          Details of the status of the Company's stock options as at March 31, 2004 and 2003 and changes during the years then ended are as follows:


          --------------------------------------------------------------------------------------------------
                                                           2004                        2003
          --------------------------------------------------------------------------------------------------
                                                               Exercise                      Exercise
                                                     Shares      Price          Shares         Price
          --------------------------------------------------------------------------------------------------
          Options
            outstanding  ,and
            exercisable,
            beginning of year                         760,000   $ 0.22         810,000    $ 0.10 - $ 0.22
          Cancelled                                 (760,000)   $ 0.22        (50,000)          0.10
          --------------------------------------------------------------------------------------------------
          Options  outstanding and
            exercisable,
            end of year                                     0   $ 0.00        760,000           $ 0.22
          --------------------------------------------------------------------------------------------------


          Share purchase options outstanding and exercisable at March 31 are as follows:

          --------------------------------------------------------------------------------------------------
                                                                                       Number of Shares
          Expiry Date                                     Exercise Price             2004              2003
          --------------------------------------------------------------------------------------------------

          April 21, 2003                                      $ 0.22                    0           760,000
          --------------------------------------------------------------------------------------------------

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

10.  CAPITAL STOCK AND DEFICIT (Continued)

     (e)  Share purchase warrants

          The following share purchase warrants were outstanding at March 31:

          ----------------------------------------------------------------------
                                   Exercise        Number of Shares
          Expiry Date              Price             2004                2003
          ----------------------------------------------------------------------

          January 13, 2005         $ 0.12          3,136,550                 0
          March 10, 2005           $ 0.12          2,020,000         2,020,000
          March 14, 2005           $ 0.12          1,005,000         1,005,000
          ----------------------------------------------------------------------

11.  RELATED PARTY TRANSACTIONS

     (a) Accounts payable and long-term debt includes $56,216 (2003 - $65,389) due to a company with common directors, $115,119 (2003 - $103,333) due to a company with common management and $46,135 (2003 - $98,605) due to a company controlled by a director.

     (b) Accounts receivable includes $1,047 (2003 - $1,047) due from a company with common management.

     (c) During the year $78,655 (2002 - $29,027) was charged by Oniva International Services Corporation, a company with common management, for office, occupancy and miscellaneous costs and salaries and administrative services paid on behalf of the Company.

     (d) During the year, the Company was charged $2,635 (2003 - $5,678) by Oniva International Services Corporation, a company with common management, and $3,067 (2003 - $3,857) by Coral Gold Corporation, a company with common directors, for exploration expenditures incurred on behalf of the Company.

     (e) During the year, the Company was charged consulting fees of $0 (2003 - $22,500) and miscellaneous and administration fees of $10,500 (2003 - $21,375) by companies controlled by directors.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

12.  INCOME TAXES

     The  components of income taxes are as follows:


         ---------------------------------------------------------------- -------------------- ---------------------
                                                                                         2004                  2003
         ---------------------------------------------------------------- -------------------- ---------------------

         Future income taxes
             Non-capital loss carry-forwards for Canadian purposes                 $1,022,000              $958,000
             Excess of  undepreciated  capital  cost over net book value
             of fixed assets                                                          353,600               472,000
             Exploration expenditures for Canadian purposes
               Unused earned depletion base                                           675,000               675,000
               Unused cumulative Canadian exploration expenses                      2,768,000             2,918,000
               Unused cumulative Canadian development expenses                      2,179,000             2,172,000
               Unused  cumulative  foreign  exploration  and development
               expenses                                                               707,000               707,000
         ---------------------------------------------------------------- -------------------- ---------------------

                                                                                    7,704,600             7,902,000
             Approximate Canadian tax rate                                                38%                   38%
         ---------------------------------------------------------------- -------------------- ---------------------

                                                                                    2,927,748             3,003,000
             Non-capital loss  carry-forwards for United States purposes
             at a rate of 35%                                                       1,427,500             1,597,900
         ---------------------------------------------------------------- -------------------- ---------------------

                                                                                    4,355,248             4,600,900
             Less:  Valuation allowance                                           (4,355,248)           (4,600,900)
         ---------------------------------------------------------------- -------------------- ---------------------

                                                                                           $0                    $0
         ---------------------------------------------------------------- -------------------- ---------------------



     The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

     During the year, the Company renounced a total of $150,000 of qualifying Canadian expenditures pursuant to the issuance of flow-through share subscription agreements. To date, the Company has announced expenditures of a total of $150,000.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

12.  INCOME TAXES (Continued)

     The non-capital losses which may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

     -------------------------------------------------- ------------------------
     Available to                                               Amount
     -------------------------------------------------- ------------------------
         2005                                                  $184,000
         2006                                                   185,000
         2007                                                   121,000
         2008                                                   129,000
         2009                                                   111,000
         2010                                                   118,000
         2011                                                   174,000
     -------------------------------------------------- ------------------------

                                                             $1,022,000
     -------------------------------------------------- ------------------------

     The net operating losses which may be carried forward to apply against future years' income for United States income tax purposes will expire as follows:

     -------------------------------------------------- ------------------------
         Available to                                       Canadian Dollars
     -------------------------------------------------- ------------------------

         2004                                                   $587,000
         2005                                                  1,053,000
         2006                                                    194,700
         2007                                                    187,000
         2008                                                  1,150,000
         2009                                                    116,700
         2010                                                     26,900
         2011                                                     35,800
         2017                                                    227,200
         2018                                                    272,200
         2019                                                     86,500
         2020                                                     30,000
         2021                                                     98,700
         2022                                                     11,900
         2023                                                        800
         2024                                                         15
     -------------------------------------------------- ------------------------

                                                              $4,078,415
     -------------------------------------------------- ------------------------

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

     (a)  U.S. accounting pronouncements

          In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS 123". SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendment to SFAS 123, which provides for additional methods, are effective for periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

          In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company as the Company presently has no derivatives or hedging contracts.

          In June, 2003, the FASB approved SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes new standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have an effect on the Company's financial position.

     (b)  Resource properties

          The acquisition in prior years of certain mining claims located in the Lillooet Mining Division, British Columbia acquired from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost being the market value of the shares issued as consideration. Under U.S. GAAP, these acquisitions would have been recorded at the Directors' and related companies' original cost. If these financial statements were prepared in accordance with U.S. GAAP, capital stock would be stated at $1,696,550 less than what it is recorded at for Canadian GAAP.

          Under Canadian GAAP,  exploration  and  development  expenditures  are
          capitalized   (note  3(b)).   Under  U.S.  GAAP  all  exploration  and
          development expenditures are charged to expenses when incurred.

     (c)  Marketable securities

          Under Canadian GAAP, marketable securities are state at the lower of cost written down value and market value. If these statements were prepared in accordance with U.S. GAAP, these would have been stated at market value.

LEVON RESOURCES LTD.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (Continued)

     (d) Reconciliation of total assets, liabilities and shareholders' equity at March 31:

          --------------------------------------------------------------------------------------------------
                                                               2004               2003                2002
          --------------------------------------------------------------------------------------------------

          Total assets for Canadian GAAP                    $399,600           $184,082             $85,122
          Adjustments to U.S. GAAP
            Marketable securities                             10,849                126                 126
            Capitalized mineral expenditures                (52,744)                (6)                 (6)
          --------------------------------------------------------------------------------------------------

          Total assets for U.S GAAP                         $357,705           $184,202             $85,242
          --------------------------------------------------------------------------------------------------

          Total liabilities for Canadian GAAP               $232,973           $285,834            $212,410
          Adjustments to U.S. GAAP                                 0                  0                   0
          --------------------------------------------------------------------------------------------------

          Total liabilities  for U.S. GAAP                  $232,973           $285,834            $212,410
          --------------------------------------------------------------------------------------------------

          Total capital stock for Canadian
            GAAP                                         $20,326,919        $20,027,819         $19,727,819
          Adjustment to U.S. GAAP
            Congress adjustment (note 13(b))             (1,696,550)        (1,696,550)         (1,696,550)
          --------------------------------------------------------------------------------------------------

          Total capital stock for U.S. GAAP              $18,630,369        $18,331,269         $18,031,269
          --------------------------------------------------------------------------------------------------

          Total deficit for Canadian GAAP              $(20,160,292)      $(19,987,071)       $(19,855,107)
            Adjustments to U.S. GAAP
            Exploration adjustments                         (52,744)                (6)                 (6)
          Marketable securities adjustments                   10,849                126                 126
           Congress adjustment (note 13(b))                1,696,550          1,696,550           1,696,550
          --------------------------------------------------------------------------------------------------

          Total shareholders' deficit for U.S.
           GAAP                                        $(18,505,637)      $(18,290,401)       $(18,158,437)
          --------------------------------------------------------------------------------------------------

          Subscriptions receivable for
           Canadian and U.S. GAAP                                 $0         $(142,500)                  $0
          --------------------------------------------------------------------------------------------------

          Total liabilities, capital stock and
           Shareholders' deficit for U.S. GAAP              $357,705           $184,202             $85,242
          --------------------------------------------------------------------------------------------------


LEVON RESOURCES CORP.
Notes to Consolidated Financial Statements
Year Ended March 31, 2004
(Canadian Dollars)
--------------------------------------------------------------------------------

13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (Continued)

     (e) Reconciliation of loss reported in accordance with Canadian GAAP and U.S. GAAP for the years ended March 31:

          ---------------------------------------------------- -------------- -------------- ---------------
                                                                     2004           2003            2002
          ---------------------------------------------------- -------------- -------------- ---------------

          Net loss - Canadian GAAP                                $(173,221)     $(131,964)      $(898,492)
           Adjustments decreasing (increasing) net
             loss
           Differences in fair value of marketable
             securities                                              10,723              0               0
           Exploration and development
             expenditures for year                                 (52,738)       (10,363)        (41,831)
           Write-off of resource properties                               0         10,363         776,140
          ---------------------------------------------------- -------------- -------------- ---------------

          Net loss U.S. GAAP                                       (215,236)      (131,964)       (164,183)
           Comprehensive income (loss)
           adjustments                                                    0              0               0
          ---------------------------------------------------- -------------- -------------- ---------------

          Net loss,  U.S GAAP                                    $(215,236)     $(131,964)      $(164,183)
          ---------------------------------------------------- -------------- -------------- ---------------

          Net loss per common share
           Canadian GAAP - Basic                                   $ (0.00)       $ (0.01)        $ (0.06)
          ---------------------------------------------------- -------------- -------------- ---------------

          Net loss per common share for
            U.S. GAAP                                              $ (0.00)       $ (0.01)        $ (0.01)
          ---------------------------------------------------- -------------- -------------- ---------------

          Weighted average number of shares outstanding (Canadian and
            U.S.
            GAAP)                                                 18,084,784     14,551,108      14,389,508
          ---------------------------------------------------- -------------- -------------- ---------------

14.  COMMITMENT

     The  Company  entered  into  an  Accounting  and  Administrative   Services
     Consulting Agreement with Dawn Pacific Management Ltd., for a monthly fee of $1,605 for an initial term of one year ending August, 2004.

                                    SIGNATURE


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  January 24, 2006                Levon Resources Ltd


                                        By: /s/ Louis Wolfin
                                        ----------------------------------------
                                        Louis Wolfin, President
                                        (Chief Executive Officer)