Form 20-F
period 2006-03-31
LEVON RESOURCES LTD
filed 2007-05-15
CIK 764195

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transaction Period from ______________ to ___________________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF 1934

Date of event requiring this shell company report ________________

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

______________________________________

Common Shares, no par value

(Title of Class)

____________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of March 31 2006 was 27,286,911.

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No [ X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No [ X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes [ X]No[Will Levon be current once it files the 20-F?]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒ Item 18 [ ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

If this as an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No [X ]

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

Cautionary Note to U.S. Investors Concerning Estimate of Measured,

Indicated Mineral Resources and Inferred Resources

This Annual Report uses the term “measured resources” and “indicated resources”. We advise U.S. investors that although the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

This Annual Report uses the term "inferred resources". We advise United States investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

GLOSSARY OF MINING TERMS
au	The elemental symbol for gold.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
cretaceous	The geologic period extending from 135 million to 65 million years ago.
cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.
fault	A fracture in a rock where there has been displacement of the two sides.
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

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into "inferred", "indicated", and "measured" categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR	Payment of a percentage of net mining profits after deducting applicable smelter charges.
e	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth’s surface.

Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.
prefeasibility study and preliminary feasibility study

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

quart	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
ton	Imperial measurement of weight equivalent to 2,000 pounds.
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Part I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended March 31, 2006, 2005, 2004, 2003 and 2002, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2006, 2005 and 2004 are included in this Annual Report. The selected historical financial information for each year ended March 31, 2003 and 2002, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

CANADIAN GAAP:
	Year Ended March 31,
	2006	2005	2004	2003	2002

Summary of Operations:
Interest and miscellaneous Income	$ 11,466	$ 421	$ 12,127	$ 725	$ 811
Income tax recovery	-	101,475	-	-	-
Expenses General and administrative	(453,907)	(163,779)	(185,348)	(120,366)	(113,163)
Property investigation expensed
Write-down of mining properties	-	-	(6,508)	(10,363)	(776,140)
Write-down property and equipment	-	(6,700)	-	-	(10,000)
Write-down investments	-	-	-	(1,960)	-
Recovery of mineral property costs	45,664	6,428	-	-	-
Net Income (loss) for year	(400,433)	(62,155)	(179,729)	(131,964)	(898,492)
Income (loss) per share	(0.02)	(0.00)	(0.01)	(0.03)	(0.06)

	As at March 31,
	2006	2005	2004	2003	2002
Balance Sheet Data:
Total assets	$ 1,526,119	$ 788,878	$ 393,092	$ 184,082	$ 85,122
Cash and term deposits	732,829	23,388	156,543	109,342	3,388
Restricted cash	1,694	228,347	107,521	-	-
Total liabilities	285,929	297,509	232,973	285,834	212,410
Shareholders' equity	1,240,190	491,369	160,119	(101,752)	(127,288)

Number of Shares Issued	27,286,911	25,760,058	20,551,058	17,414,508	14,389,508

UNITED STATES GAAP:
	Year Ended March 31,
	2006	2005	2004	2003	2002
Summary of Operations:
Net Income (loss) per Canadian GAAP	$ (400,433)	$ (62,155)	$ (179,729)	$ (131,964)	$ (898,492)
Adjustments	(180,035)	(259,869)	(35,507)	353	734,174
Net Income (loss) per US GAAP	(580,468)	(322,024)	(215,236)	(131,611)	(164,318)
Income (loss) per share per US GAAP	(0.02)	(0.01)	(0.00)	(0.01)	(0.01)

	As at March 31,
	2006	2005	2004	2003	2002
Balance Sheet Data:
Total assets under Canadian GAAP	$ 1,526,119	$ 788,878	$ 393,092	$ 184,082	$ 85,112
Adjustments	(522,845)	(293,493)	(35,381)	(6)	(4)
Total assets under US GAAP	1,003,274	495,385	357,711	184,076	85,116

Total equity under Canadian GAAP	20,883,010	20,730,324	20,326,919	20,027,819	19,727,819
Adjustments	(1,502,235)	(1,696,550)	(1,696,550)	(1,696,550)	(1,696,550)
Total equity under US GAAP	19,377,775	19,033,774	18,630,369	18,331,269	18,331,269

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2002	1.5655	1.5953	1.6190	1.5065
2003	1.5497	1.5652	1.6050	1.4584
2004	1.3531	1.3081	1.4940	1.2679
2005	1.2787	1.1866	1.4003	1.1714
2006	1.189	1.167	1.2703	1.132

The following table sets forth the high and low exchange rate for the past six months. As of December 12, 2006, the exchange rate was CN$1.1546 for each US$1.

Month	High	Low
June 2006	1.1241	1.0991
July 2006	1.1415	1.1112
August, 2006	1.1312	1.1066
September 2006	1.1272	1.1052
October 2006	1.1384	1.1154
November 2006	1.1474	1.1275

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risk and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

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

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company's properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

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

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2006 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $0.07 and a high of $0.195. Subsequent to the 2006 fiscal year, the Company's common share price has fluctuated between a low of $0.08 and a high of $0.24. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended March 31, 2006, we had a net loss of $400,433 and an accumulated deficit on March 31, 2006 of $20,629,388. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

There are no assurances that we will discover minerals on a commercially viable basis. The Company’s ability to generate revenues and profits is expected to occur through exploration, development and production of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to a user of the minerals, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

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

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties. If gold prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

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

Penny stock rules may make it more difficult to trade the Company’s common shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, and certain of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange gain of $4,600 in fiscal 2006. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Item 4.	Information on the Company

Cautionary Note to U.S. Investors

We describe our properties utilizing mining terminology such as "measured resources", "indicated resources" and “inferred resources” that are recognized and required by Canadian regulations but are not recognized by the SEC. U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.	History and Development of the Company

Levon was incorporated by Memorandum of Association under the laws of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975 we changed the name from Alice Arm Mining Ltd. to New Congress Resources, and on January 12, 1983 adopted the name Levon Resources Ltd. Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia, Canada, V6C 1T1 and our phone number is (604) 682-3701.

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of mineral properties located in British Columbia, Canada where we have three mineral properties including the Congress, Goldbridge (also known as the “BRX claims) and Wayside claims. We also hold certain interest in two mineral properties located in Nevada, USA which include the Eagle Claims and the Norma Sass and Ruff Claims.

Since March 31, 2004 we made aggregate principle capital expenditures of $306,635 on our resource properties of which $109,692 was spent on the Congress, $187,855 on the Goldbridge (BRX), and $9,090 on the Wayside claims. The Company has not carried out exploration work on the Eagle or Norma Sass/Ruff Claims because of the minority interest we hold in the claims.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “LVN”. This fiscal year the Company’s common shares commenced trading on the Frankfurt Stock Exchange under the symbol “L09”. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the Company's common shares in Euros.

With funds made available in fiscal 2005, an exploration program on the Congress Property has been on-going funded with proceeds raised through private placement financings.

B.	Business Overview

Levon is a Canadian-based “exploration stage company” focusing on gold exploration. Our most recent activities have been conducted on the Congress Property located in the Lillooet Mining Division of British Columbia, Canada, where we hold interest in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims. We also hold certain interests in two mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruff and Norma Sass claims and the Eagle claims.

We are an "exploration stage company", as all of our properties are currently in the exploratory stage of development. We have not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of our properties. In order to determine if a commercially viable mineral deposit exists further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Congress Claims, British Columbia, Canada

An exploration program on the Congress property which commenced in the 2005 fiscal year, continued through the 2006 fiscal year and is currently on-going. The work resulted in new discoveries and extensions of previous gold zones and included two pits, 27 trenches totalling approximately 300 metres, six NQ diamond drill holes totalling 1,060 metres and 102 MMI geological samples in seven lines. The results of the work encouraged continued exploration which is presently on-going.

Goldbridge Property (BRX claims) British Columbia, Canada

The Company held a 100% interest in the Goldbridge Property, also known as the BRX claims, until fiscal 2002 when Mill Bay Ventures Inc., (a company related by common directors) earned a 50% interest in the property by incurring $100,000 in exploration expenditures on the property and issuing to Levon 100,000 common shares. During fiscal 2006, the option was satisfied and Levon’s interest in the property was reduced to 50%.

We have no plans to carry out an exploration program on the Goldbridge Property in the 2007 fiscal year.

Ruff and Norma Sass Property, Nevada, USA

We acquired an undivided one-third interest in 54 mineral claims known as the Ruff and Norma Sass Property located in Lander County, Nevada in the 2003 fiscal year from Coral Resources Inc., (a public company related by common directors) in consideration of cash payments totalling $350,292 and 300,000 common shares of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

During the year ended March 31, 2005, Coral and Levon (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“AGE”) wherein the Companies granted AGE an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Execution of the Agreement (October 12, 2004)	$25,000	13,000 feet of drilling
First anniversary	$30,000	15,000 feet of drilling
Second anniversary	$50,000	17,000 feet of drilling
Third anniversary	$75,000
Fourth anniversary	$75,000
Fifth anniversary	$150,000

Under the terms of the Agreement, AGE is committed to drilling a minimum of 13,000 feet on the property. Upon making the second and third years’ anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 feet of drilling, AGE will have earned a 51% interest in the Property.

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

The carrying value of the properties was written down to a nominal value in a prior year.

The first 13,000 feet of drilling was completed by AGE during the 2006 fiscal year. The program included six vertical drill holes varying in depth from 1,665 to 1,975 feet. All six holes encountered alterations, silification and sulfidation in Lower Plate rocks, and two holes intersected gold. AGE intends to drill another 15,000 feet this year and if favorable results are obtained, extend the program.

Significant Acquisitions and Significant Dispositions

We have no significant acquisitions or dispositions of property, other than as otherwise disclosed in this Annual Report.

Competition

The mining industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of Levon’s. The companies compete with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, Levon may eventually be unable to acquire attractive gold mining properties.

Seasonality

Currently our exploration has been focused on the Congress property in British Columbia The property lies on the boundary between West Coast Marine and Interior climatic zones and is in the rain shadow created by the Coast Mountains. Moderate to heavy snowfall occurs in winter months, with accumulations exceeding 2 metres which be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the property is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company's property may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

The Company had a wholly-owned subsidiary named Levon Resources Inc., which was a Montana Corporation and was dissolved on June 11, 1984.

D.	Property, Plants and Equipment

We have focused our exploration activities during the year mainly on one property; the Congress Property located in British Columbia, Canada.

Congress Property, British Columbia, Canada

Ownership

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). In 1983 Veronex earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 on the property.

Under the terms of the joint venture the operator of the joint ventures is Congress Operating Ltd., a British Columbia company equally owned by the Company and Veronex. The operator reports to the management committee which consists of two representatives from each the Company and Veronex. Each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party’s interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in early 1989.

During the year ended March 31, 2005, with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures.

Property Description and Location.

The Congress Property is located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada on the north side of Carpenter Lake 4 kilometers northeast of Goldbridge in the Lillooet Mining Division, NTS 092J15W. Goldbridge, the closest town, has a population of approximately 41 with main industries including ranching, guiding, tourism and mining. Facilities include a first aid station, motel and hotel, grocery store, post office, service station, and a restaurant. More complete services are available in Lillooet, less than two hours by road, east of Goldbridge.

The property is easily accessible by automobile on the Goldbridge to Lillooet road, B. C. Highway 40, which crosses the southern part of the property. The Slim Creek forest access road, which turns off the highway on the property and crosses the property in a northwesterly direction, and numerous access trails and roads built on the property during previous exploration programs provide good access to the rest of the property.

The property consists of eight crown granted mineral claims, one reverted crown granted mineral claim, three mineral leases and 11 mineral claims totaling 109 cells covering approximately 2432 hectares.

The crown granted mineral claims are treated like fee simple property similar to patented mineral claims in other jurisdictions. Surface, water and timber rights are attached to mineral rights and the property is held by paying annual taxes on these claims. The reverted crown granted mineral claim is treated the same as a mineral claim cell.

These claims are kept in good standing by paying $200 per cell or carrying out and documenting $200 in work per cell in the claim block per year. The mineral leases are kept in good standing by paying rental fees totaling $1,854.80 per year. All claims and leases are contiguous and in good standing.

Environmental Liabilities

The Company is not aware of any environmental liabilities.

Permitting

We hold a Free Miners Certificate (“FMC”) #115631, which expires August 25, 2007. FMCs are renewable annually. Claim holdings can be renewed either by filing assessment reports or paying the fees, as described above under Property Description and Location. Certain exploration work requires a permit and in some cases posting a reclamation bond which Levon has $30,000 in bonds with the provincial government.

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

History and Exploration

The mineral claims are subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. (“Veronex”). Exploration under the Joint Venture ceased in early 1989.

During the past two fiscal years, with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures.

The Congress Property is the subject of a technical report dated November 15, 2005 prepared by David St. Clair Dunn, P. Geol., in accordance with the requirements of National Instrument 41-101 implemented by the Canadian Securities Administration (“NI 43-101”), which we refer to as the “Dunn Report”. The following historical information concerning the Congress Property is extracted from the Dunn Report. The reader is referred to the entire text of the Dunn Report, copies of which are available under the Company’s filings on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

(We advise U.S. investors that although the terms "measured resources, "indicated resources" and “inferred resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.)

The Congress Zone was discovered in 1913 and has been explored and mined intermittently since then. Significant periods of activity occurred in 1933, when a 1,000 ton bulk sample was mined for metallurgical tests, and 1945-1950, when the vein was developed on 5 underground levels and some mineralized material stoped.

The Howard Zone was discovered in 1959 and explored by Bralorne-Pioneer Mines Ltd. who put in approximately half of the Lower Howard workings between 1960 and 1964.

Levon carried out surface and underground drilling and drifting between 1976 and 1988 when the rest of the Lower Howard and the Upper Howard workings were excavated.

The Lou Zone was discovered following up on soil geochemical anomalies and VLF-em geophysical anomalies in 1984. Extensive surface drilling was carried out from 1984 to 1988 and a 300 metre trackless decline was driven in the footwall of the zone in 1989. Significant work was suspended until 2004 because of low gold prices. A mechanized trenching program on the northern extensions of the Lou and Congress zones was carried out in the fall of 2004. A diamond drill program was carried out on the Howard Zone in

December 2004 and January 2005.

The 2004 surface exploration program consisted of approximately 120 metres of mechanized trenching in 6 trenches and 4 NQ diamond drill holes totaling 820.5 metres. The trenches were targeted at new mineral occurrences uncovered by logging activity in the central part of the property and on historic soil geochemical anomalies on strike with the projected northern extensions of the Lou and Congress zones (Map 1). Drilling was targeted at better defining the Howard Zone north of the face of the Lower Howard drift

Trenches 1, 2 and 3 in the central part of the property did not return any values of economic interest. Trenches 4 and 5 were dug at the break in slope west of Gun Creek on historic high gold and arsenic soil geochemical anomalies. They cut a massive stibnite vein, probably the northern extension of the Congress Zone, more than 250 metres north of the most northerly mapped outcrop of the Congress Zone. Trench 6 was a western extension to 1988 Trench 18 and exposed the northern extension of the Lou Zone, a further 175 metres north of its previously most northerly known exposure.

Four drill holes totaling 820.5 metres, C-04-01, 02, 03 and C-05-04, were drilled from the same set-up, two at -60° and two at -80° (Map 2). All four holes intersected at least one of the Howard Zones over wide intervals. The intersections most mineralized in gold are shown below:

Estimated True
Drill Hole	Intersection	(Metres) Width	Grade Gold g/t	Zone
C-04-01 (-60°)	135.2-137.2	1.85m	3.4	West Howard
153.2-154.2	0.93m	2.2	Howard
154.2-155.2	0.93m	3.7	Howard
224.0-225.5	1.39m	1.9	East Howard
255.4-256.0	0.56m	2.5	Far East Howard

C-04-02 (-60°)	141.8-142.4	0.56m	1.2	West Howard
154.0-155.5	1.39m	1.2	Howard
155.5-157.0	1.39m	2.4	Howard
158.5-159.5	0.93m	2.4	Howard
160.7-162.1	1.30m	1.5	Howard
162.1-164.3	2.04m	1.5	Howard

C-04-03 (-80°)	150.3-151.5	0.80m	1.13	West Howard
154.7-155.5	0.54m	1.33	West Howard
166.7-167.3	0.40m	1.13	West Howard
177.2-178.0	0.54m	12.14	Howard

C-05-04 (-80°)	152.1-153.0	0.60m	7.93	West Howard
160.2-161.6	0.97m	1.37	West Howard

Geological Setting

The property covers Mississippian to Middle Jurassic rocks of the Bridge River Complex, mainly submarine basalt and andesite, with minor chert, argillite and mafic intrusives. These rocks are cut by northwest trending regional scale structures, some with contained Tertiary feldspar porphyry dacite dykes, sub-parallel to the Ferguson and Cadwallader Structures, which bound the historic Bralorne/Pioneer mines. The structures on the property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. The Bendor Intrusions are the same age as the mineralization in the Bralorne/Pioneer mines and are a postulated source for the gold mineralization at these mines and on the Congress Property.

Deposit Types and Mineral

The deposits on the Company’s property are members of a well recognized group of deposits referred to as mesothermal, orogenic or greenstone hosted quartz-carbonate gold vein deposits. These deposits include the Mother Lode and Grass Valley districts in California and most of the greenstone hosted gold deposits in the Canadian shield, including the Timmins-Val d’Or, Red Lake and Hemlo camps. These deposits are quartzcarbonate veins in moderately to steeply dipping brittle-ductile shear zones and, locally, in shallow dipping extensional fractures.

Mineralization in the Howard Zones consists of quartz-carbonate veins or stringer zones one to 1.5 metres wide, with altered, mineralized selvages (pyrite, siderite) up to 10 metres total width hosted in basalt and gabbro. The zones strike north to a few degrees west of north and dip steeply to the west. The Howard Zones contain the largest and highest grade resource on the property, with over 100,000 ounces of gold contained in all resource categories totaling more than 300,000 tonnes greater than 10 grams per tonne gold. These resources are refractory and would require oxidation of sulphides to recover the gold.

Mineralized areas in the Lou Zone are stockwork quartz carbonate stringers and silicified zones on the flank of a feldspar porphyry dyke hosted in mafic volcanics. The zone strikes north and dips steeply west. The better mineralized zones are 1.5 to 4.0 metres wide and grade 5 to 11 grams gold/tonne and contain abundant stibnite. The Lou Zone has been oxidized for 2 to 5 metres below surface near the decline portal where an open pit resource has been outlined.

The better mineralized areas in the Congress Zone, including the 2004 trenches, are massive stibnite veins, 1.25 to 1.5 metres wide, grading 6 to 8 grams gold per tonne hosted in argillite, chert and very sheared mafic volcanic rocks and again, striking north and dipping steeply west.

Mineral Resource Estimate

This section uses the term “measured resources” and “indicated resources”. We advise U.S. investors that although the terms "measured resources" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize them. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

This Section uses the term "inferred resources". We advise United States investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The structures on the property are mineralized with gold and silver in quartz- carbonate veins and in altered vein selvages for up to 5 metres from the veins. These veins have received considerable past work, including 6 adits with more than 2,235 metres of underground workings. The following resources have been developed:

	Tonnes	oz/ton	g/tonne	Mineral Resource Category
Howard	273,402.5	0.264	8.2	Inferred
Howard	25,909	0.367	11.4	Indicated
Howard	40,192	0.280	9.68	Measured
Lou underground	189,548	0.350	10.9	Inferred
Lou open pit	124,300	0.077	2.4	Inferred
Congress	106,678	0.238	7.4	Indicated

These resources were outlined in the 1930’s, 1950’s, 1960’s and 1980’s but were not mined because of the refractory nature of the mineralization. In the Howard Zone, most of the gold is contained in fine grained arsenopyrite, which is intimately associated with quartz-ankerite gangue. The best recovery by cyanide with a very fine grind has been just over 20%. Flotation has been more successful, with the results from the 2004 testing being 91% gold recovered in 52.5% of feed. Metallurgical testing was carried out by Process Research Associates Ltd. Oxidizing the sulphides using a bio-leaching or pressure leaching system was recommended as the best approach to maximize gold recovery. Tests are presently ongoing with the Research and Productivity Council in New Brunswick to test the cost effectiveness of oxidizing the mineralization using bulk microwave technology.

It should be noted that the resource classifications applied by David St. Clair Dunn, P.Geo conform to the Canadian Institute of Mining, Metallurgy and Petroleum definitions for measured, indicated and inferred mineral resources, respectively, pursuant to usage under NI 43-101. Further, it should also be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Proposed Exploration

Further development is planned on the Lou and Howard Zones to increase the known resources to a minimum of 500,000 contained ounces of gold. It is also planned to drill test the Golden Ledge for continuity and grade.

The first phase of a three phase program is presently underway. The program is to include stripping of the Lou Zone, shallow drilling on both the Lou and Howard Zones north of historic drilling to attempt to trace both the zones north to Gun Creek canyon and drill test the Golden Ledge discovery. Phase 1 is estimated to cost $450,000 and take eight weeks to complete. A second and third phase program will be contingent on positive results from this program.

Phase 2 is planned to consist of 2,000 metres of deep drilling on both the Lou and Howard Zones in the areas recommended for underground development. Drilling is planned to intersect the zones on 50 metre centres in these areas. Phase 2 is estimated to cost $600,000 and take 12 weeks to complete.

Phase 3 is planned to consist of 1,200 metres of underground development, 200 metres on the Howard Zone and 1,000 metres on the Lou Zone. The Lower Howard drift will be advanced 100 metres to test the down plunge extension of the mineralization exposed in the Upper Howard drift. A crosscut to the west will be driven for 30 metres 50 metres along the advance in the Lower Howard to intersect the West Howard Zone. This zone will be exposed by drifting for 50 metres to the north. One thousand metres of underground development is recommended on the Lou Zone, 250 metres cross-cutting from the Congress Mine and 750 metres of drifting on the zone, 250 metres to the north and 500 metres to the south. Phase 3 is estimated to cost $1,800,000 and take 16 weeks to complete.

Goldbridge Claims (also known as the BRX claims),British Columbia, Canada

The Goldbridge Claims, also knows as the BRX claims, are the subject of a technical report dated September 2004 prepared by Bryan Slim, MBA P.Eng of MineStart Management Inc., in accordance with the requirements of National Instrument 41-101 implemented by the Canadian Securities Administration (“NI 43-101”), which we refer to as the “Slim Report”. The reader is referred to the entire text of the Slim Report, copies of which are available under the Company’s filings on EDGAR at www.sec.gov and on SEDAR at www.sedar.com

Levon owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia.

The BRX property lies south of Gold Bridge, centered at approximately latitude 50°50' N, longitude 122° 50' W and encompasses 77 tenures of which 73 cover reverted crown grants and four modified grids claims. These claims form one contiguous parcel and cover a nominal 1 065 ha. The claims are accessible via Highway 99 North from Vancouver through Squamish and Whistler to Pemberton. From May to November access can be obtained by turning left through Pemberton, then right along the Pemberton Meadows Road for 23 km to the Hurley River Road, which passes the Outdoor School and is followed for 50 km to Highway 40, approximately 0.25 km west of Goldbridge. In winter continue on Highway 99 past Pemberton to Lillooet, then 110 km west along the Carpenter Lake Road (Highway 40) to Goldbridge.

We obtained a permit number MX-4503 dated June 27, 2003 and amended March 24, 2004 for which underground development is approved for exploration on vein for a total of 60 m. A permit issued in 1994 for trenching and drilling on the property is still extant and for which a reclamation bond of $3,500 remains with the provincial government.

Between 1984, when we acquired the property, and 1986, we carried out a re-evaluation involving line cutting, soil sampling, geological mapping, VLF-EM surveys and back-hoe trenching followed by underground sampling and mapping at the California 2 level and Why Not adits and in 1987, drilled 518 m over six short holes on the Rand zone. In addition two holes of 307 m aggregate were drilled on a quartz vein in the Hurley river bed, about 350 m south of the Arizona portal. In late 1994 trenching and drilling on targets located in 1985 found that the gold was generally low grade.

There is no underground or surface plant or equipment located on the claims, nor any known body of ore.

During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008. The Company has no plans to carry out exploration activities on the BRX in the next fiscal year.

Wayside Property, British Columbia, Canada

In 1997 Levon acquired a 100% interest 27 mineral claims known as the Wayside claims for $5,000. The claims are located in the Lillooet Mining Division, British Columbia, Canada. Access to the claims from Vancouver is via Highway 99 to Lillooet, a distance of approximately 254 kilometers and then an additional 70 kilometers on gravel access road to the community of Gold Bridge. Access on the property is possible on a number of cat trails built by the Company and previous operators, A four-wheel drive vehicle is usually necessary to access all roads on the property.

There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time. The claims are considered of merit and we will continue to maintain them in good standing for the purpose of selling them. We wrote the claims down in fiscal 2002 to by a charge to operations of $42,119.

Norma Sass and Ruff Claims, Nevada, USA

Levon owns a 33.33% interest in the Ruff and Norma Sass properties. In the 2006 fiscal year we granted Agnco-Eagle Mines Ltd. (“AGE”) an option to purchase our 33.33% interest in the Norma Sass property, and is subject to advanced royalties as described below.

The property consists of 37 mining claims and is located in the state of Nevada. To Access the property from Elko, Nevada, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then 19 kilometers south on highway 306 to the Ruff and approximately 25 kilometers south on highway 306 to Norma Sass. A four-wheel drive vehicle is usually necessary to access all roads on the property.

The agreement with Angico-Eagle includes Levon’s interest as well as other interest holders. Under the agreement, Agnico-Eagle can earn a 51% interest in the claims by completing at least 45,000 feet of exploration drilling and paying certain advance royalties. At its option, Agnico-Eagle may acquire the claim leases from the underlying owners for its benefit and Agnico-Eagle shall be deemed to have earned an additional 24% interest. Agnico-Eagle will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payments for the entire property will be US$150,000 per annum. All advance royalty payments will be credited towards Agnico-Eagle's payment of a royalty of 2.5% net smelter returns from production. Agnico-Eagle has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Levon to 1.5%) for a cash payment of US$1.0 million. Levon has agreed with the other interest holders to share in any benefits from the agreement with Agnico-Eagle in proportion to the respective interests held in the Norma Sass property.

There is no underground or surface plant or equipment located on the Norma Sass or the Ruff claims, nor any known body of commercial ore.

Eagle Claims, Nevada, USA

We hold a 50% interest, subject to a 3% net smelter royalty to a maximum of US$1,250,000 in the Eagle Claims. The property consists of 46 lode claims (approximately 646 acres), known as the Eagle 15 to 50 and Eagle 53 to 61 and are located in Corral Canyon, in Lander County, Nevada. Access to the property is through Elko, Nevada, a regional mining supply center, via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley. A four-wheel drive vehicle is usually necessary to access all roads on the property. There is no underground or surface plant or equipment on the property, nor any known body of commercial ore.

We have not conducted exploration on the Eagle property since 1997 when a surface geophysical exploration program was conducted. In 2002, when we decided not to conduct further work on the property, the property was written down to a nominal value of $1 by a charge to operations of $235,991. Although we have no plans to further explore the property we keep them in good standing by paying our 50% of the cost (approximately $3,500 annually) in holding fees and taxes with the intent of selling the property, if and, when the opportunity presents itself.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Levon for the years ended March 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

We continue to investigate new exploration opportunities, and we carry out mineral exploration on properties identified by management as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases, through our own efforts, by staking mineral claims or acquiring exploration permits. In other cases we acquire interests in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement, which requires us to make specific option payments and to incur a specified amount of exploration costs on the property. Once the specified exploration expenditures have been incurred, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs, based on its percentage interest in the property, or suffer dilution of its interest.

We advance our projects to varying degrees by prospecting, mapping, geophysics and drilling. When a property is determined to have limited exploration potential, the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high, we may seek a third party to earn an interest by furthering development. Optioning a property to a third party allows us to retain an interest in further exploration and development while limiting its obligation to commit a large amount of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

An on-going exploration program on Congress Property concluded in 2006. The program included two pits, 27 trenches totalling approximately 300 metres, six NQ diamond drill holes totalling 1,060 metres and 102 MMI geological samples in seven lines. This work tested a potential open pit resource (with resulting positive tests for cyanide leaching), extended the Lou Zone by 500 metres and increased its resources, and located a new and very encouraging zone called the Golden Ledge. Trenching on the Golden Ledge exposed a 1 to 1.5-metre wide silicified fault zone with gold values up to 26.4 grams Au per tonne (0.848 oz Au/ton) over 1.2 metres.

We plan to continue development aimed at increasing the known resources in the Lou and Howard zones to a minimum 500,000 contained ounces of gold which would consist primarily of drilling and underground development. Drilling would also be aimed at testing and expansion of the new Golden Ledge zone.

Throughout the year we continued with metallurgical testing to determine the best method for recovery of the refractory mineralization on the property. Flotation or bio-leaching have provided the best results to date. In addition, we are assessing the cost effectiveness of oxidizing the mineralization using bulk microwave technology. The tests have been conducted by the Research and Productivity Council in New Brunswick.

Agnico-Eagle (USA) Limited (“Agnico”) completed the first 13,000 feet of drilling in the year. The program included six vertical drill holes varying in depth from 1,665 to 1,975 feet. All six holes encountered alterations, silification and sulfidation in Lower Plate rocks, and two holes intersected gold. AGE intends to drill another 15,000 feet this year and if favorable results are obtained, extend the program.

In April, 2006 a private placement financing was completed involving the issuance of 9,550,000 Units at a price of $0.10 per Unit for gross proceeds of $955,000. Each Unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the Company for $0.12 until April 12, 2007 and thereafter at $0.15 per share until August 12, 2008. Finder fees of $21,800 were paid in connection with the offering.

The Company’s shares were listed for trading on the Frankfurt Stock Exchange under the symbol “L09”. The Company's international ISIN number is CA 5279011020. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the company's common shares in Euros.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	March 31, 2006	March 31, 2005	March 31, 2004
Loss before other items	$ (453,907)	$ (163,779)	$ (173,221)
Net Loss	(400,433)	(62,155)	(179,729)
Loss Per Share	(0.02)	(0.00)	(0.00)
Total Assets	1,526,119	788,878	393,092
Total Liabilities	285,929	297,509	232,973
Working Capital (deficiency)	642,289	139,626	208,861

              During the 2006 fiscal year, the Company incurred a loss of $400,433 (2005: a loss of $62,155) and a net loss per share of $0.02 (2005: a net loss per share of $0.00). The 2006 loss includes a write-off of mineral property costs in the amount of $3,656 that was incurred on the Eagle Claims for land fees, compared to a write-off of property and equipment of $6,700 in 2005.

The loss was off-set by a recovery of written-down mineral property costs of $45,664 which included $33,664 received on the sale of a mineral property the Company wrote off in 1990, and $12,000 received under the Norma Sass/Ruff option agreement, compared to $6,428 received in 2005 under the Norma Sass/Ruff option agreement.

Interest income of $11,466 is an increase of $11,045 from 2005 due to interest of $5,564 charged on amounts receivable and $5,902 received from maturing security deposits. The 2005 loss included an income tax recovery of $101,475 for Canadian tax flow-through shares compared to $Nil in 2006.

Total assets increased by $737,241 from $788,878 at March 31, 2005 to $1,526,119 at March 31, 2006. The Company received proceeds of $805,253 for share subscriptions of which $255,284 was spent on exploration expenses and capitalized.

The Company remains free of interest bearing debt and has no long-term liabilities. Total liabilities of $285,929 at March 31, 2006 have declined by $11,580 when compared to March 31, 2005 of $297,509. In fiscal 2006, the Company settled $152,686 of debt with related parties by the issuance of 1,526,853 common shares.

Fiscal year ended March 31, 2006 compared to fiscal year ended March 31, 2005

General and administrative expenses increased by $290,128 from $163,779 for the fiscal year ended March 31, 2005 to $453,907 for the fiscal year ended March 31, 2006. The primary sources for the increase in costs were stock-based compensation, consulting and management fees, and professional fees, which increased $191,315, $30,000 and $25,697 respectively.

During the year ended March 31, 2006, 2,305,000 (2005 - Nil) stock options were granted, which resulted in a charge to operations totaling $191,315 compared to $Nil in 2005. The fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.00%, dividend yield of 0%, expected life of 3 years and a volatility factor of 119%.

The increase in consulting, management and professional fees was due to an increase in services required by the Company in connection with financing, property option agreements, general corporate matters and meeting on-going regulatory filing requirements.

Other significant increases in the general administrative expenses were in office, occupancy and miscellaneous, corporate and administrative services, and shareholder relations, promotion and compliance of $20,512, $8,300 and $7,877 respectively. These expenses increased as a result of the increased financing and corporate activities including conducting a $955,000 financing, listing the Company’s shares on the Frankfurt Exchange, increased corporate and regulatory requirements, and a more aggressive approach to investor awareness.

Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2004

The Company recorded losses for the year ended March 31, 2005 of $62,155 compared to the 2004 fiscal year of $179,729. The decrease in the loss is due in part to the recording of $101,475 recovery for income tax relating to tax flow through shares issued in the year and a recovery of mineral property costs of $6,428. The Company wrote off miscellaneous property and equipment by a charge to operations of $6,700. The write-offs were based on management’s assessment of the remaining life of the equipment.

              Administrative costs for the year were $163,358 for the fiscal year 2005 compared to $173,221 in fiscal 2004. Office occupancy and miscellaneous of $52,766 for the 2005 fiscal year included support staff whereas in 2004 the support staff expense was included in Administrative Services of $33,070. Professional and consulting fees have declined by $34,517 from $84,268 to $49,751 due to the reduced professional services required in the year.

In the twelve months ended March 31, 2005 current assets increased from $280,581 at March 31, 2004 to $437,135 at March 31, 2005 on receipt of proceeds from a $520,000 financing of which $284,187 was spent on exploration expenditures and capitalized.

Current liabilities increased from $232,973 to $297,509 due to an increase in payables at March 31, 2005.

Inflation

Historically, inflation has not affected the Company’s business in the current locations where it is doing business and the Company does not expect it to affect the Company’s operations in the

Government Regulation

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

The Company’s main sources of financing are its cash balances, equity financing and its outstanding warrants and options. As at March 31, 2006, the Company had cash of $732,829 compared to the March 31, 2005 balance of $23,388. The overall net increase from March 31, 2005 is due to proceeds obtained from a subscriptions to a private placement and net of expenditures incurred on exploration as well as general and administrative expenses.

During the fourth quarter of 2006, the Company raised $805,253 in subscriptions to a private placement that completed in the first quarter of 2007. The placement involved the issuance of 9,550,000 units at a price of $0.10 per unit. Each unit consisted of one common share and a share purchase warrant for the purchase of an additional common shares at a price of $0.12 per share if purchased before April 12, 2007 and thereafter at a price of $0.15 per share until April 12, 2008. In the first quarter of 2006, the Company settled $152,686 debt by the issuance of 1,526,806 common shares. Additional funds were raised through the sale of a mineral property for $33,664 and the Company received $12,000 under the Norma Sass/Ruff option agreement.

The Company had working capital at March 31, 2006 of $642,289. On April 12, 2006 the Company completed the $955,000 financing for additional proceeds of $149,747, and on December 17, 2006 another placement was completed for proceeds of $300,000 on the issuance of 3,000,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share in the Company at a price of $0.12 in the first year, and $0.15 in the second year. This placement is intended to fund on-going exploration on the Congress property.

The Company believes it has sufficient working capital to meet its current obligations and operating expenses to the end of the 2007 fiscal year.

C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

D.	Trend Information

Not Applicable.

E.	Off-balance sheet arrangements

There are no off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

None

G.	Safe Harbor

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – "Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

The following is a list of our directors and senior management as at September 7, 2006. The directors were re-elected by the Shareholders on September 7, 2006 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

WILLIAM GLASIER Director	Mining executive; President of Mill Bay Ventures Inc., Director of Bralorne Gold Mines Ltd.	May 22, 1990
WILLIAM D. LOVE Director	Geological and Investment Consultant; Vice President of Business Development for Sage Gold Inc.	March 14, 2005
FLORIAN RIEDL-RIEDENSTEIN Director	Independent Financial Consultant; Director of Bralorne Gold Mines Ltd.	April 4, 1996
LOUIS WOLFIN Director, Chairman of the Board and Chief Executive Officer	Mining Executive; President and Director of Coral Gold Resources Ltd and Cresval Capital Corp.; Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mine Ltd., .and Berkley Resources Inc.	September 26, 1978
GARY ROBERTSON Chief Financial Officer and Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Mill Bay Ventures Inc., Avino Silver & Gold Mines Ltd.	August 3, 2005
RON TREMBLAY(1) President and Director	Director of Inspiration Mining Corporation;	September 7, 2006

DAVID WOLFIN (2) (3) V.P Finance and Director

President and Director of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd., Director and V.P. Finance of Berkley Resources Ltd. and Bralorne Gold Mines; Director of Coral Gold Resources Ltd., Mill Bay Ventures Ltd, and Cresval Capital Corp.

November 23, 2006

(1) Mr. Tremblay was elected at the Annual General Meeting held September 7, 2006

(2) Mr. David Wolfin was appointed to the Board on November 23, 2006

(3) Mr. David Wolfin is the son of Mr. Louis Wolfin

B.	Compensation

The following is a description of all compensation and benefits paid or options granted to Levon directors and members of its administrative, supervisory and management bodies during the fiscal year ended March 31, 2006 for services in all capacities to the Company.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG TERM COMPENSATION	ALL OTHER
NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	OTHER	SHARES UNDER OPTION	COMPENSATION ($)
LOUIS WOLFIN	2006	-	-	-	500,000	-
President, Chief Executive	2005	-	-	-	-	-
Officer and Director	2004	-	-	-	-	-
ANDREA REGNIER	2006	-	-	-	150,000	$26,000(1)
Corporate Secretary,	2005	-	-	-	-	$18,172(1)
Chief Financial Officer and Director	2004	-	-	-	-	$18,000(1)
MATT WAYRYNEN	2006	$30,000	-	-	150,000	-
V.P. Corporate	2005	$15,000	-	-	-	-
Communications	2004	-	-	-	-	-
DAVID WOLFIN	2006	$30,000	-	-	150,000	-
V.P. Finance and Director	2005	$15,000	-	-	-	-
	2004	-	-	-	-	-
WILLIAM GLASIER	2006	-	-	-	150,000	-
Director	2005	-	-	-	-	-
	2004	-	-	-	-	-
FLORIAN REIDL-RIEDENSTEIN	2006	-	-	-	150,000	-
Director	2005	-	-	-	-	-
	2004	-	-	-	-	-
WILLIAM LOVE	2006	-	-	-	150,000	-
Director	2005	-	-	-	-	-
	2004	-	-	-	-	-

(1) Paid to a private consulting company owned by Andrea Regnier for accounting and corporate services provided to the Company.

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Louis Wolfin	500,000	$0.10	April 6, 2005	April 5, 2010
David Wolfin	150,000	$0.10	April 6, 2005	April 5, 2010
Matt Wayrynen	150,000	$0.10	April 6, 2005	April 5, 2010
Bill Glasier	150,000	$0.10	April 6, 2005	April 5, 2010
Florian Reidl-Riedenstein	150,000	$0.10	April 6, 2005	April 5, 2010
Andrea Regnier	150,000	$0.10	April 6, 2005	April 5, 2010
Bill Love	150,000	$0.10	April 6, 2005	April 5, 2010

Note: Certain columns are omitted because there has been no other compensation awarded to, earned by or paid to the named executive that is required to be reported in the above table.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed during the most recently completed financial year ended March 31, 2006.

Options and Stock Appreciation Rights (SARs)

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted, up to 10% of the Company’s issued and outstanding common shares at the time of grant of stock options under the Stock Option Plan. To date, stock options to purchase a total of up to 3,683,691 shares have been granted under the Plan, leaving options for 448,691 shares available for issuance.

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

Term of Office

Under Levons’ Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.

Under the Business Corporations Act (British Columbia) annual meetings of shareholders are required to be held in every calendar year and not longer than 15 months after the last annual meeting of shareholders.

Service Contacts

No directors have service contracts providing for benefits upon termination of employment.

Mandate of the Board of Directors, its Committees and Management

The role of our board is to oversee the conduct of Levon’s business, including the supervision of management, and determining strategy. Management is responsible for the day-to-day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of Levon’s business. Management provides the board with periodic assessments as to those risks and the implementation of systems to manage those risks. The board reviews the personnel needs from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The board assesses how effectively we communicate with our shareholders, but has not adopted a formal communications policy. Through the audit committee, and in conjunction with our auditors, the board assesses the adequacy of our internal control and management information systems. The board looks to management to keep it informed of all significant developments relating to or effecting operations. Major financings, acquisitions, dispositions and investments are subject to board approval. A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board. The board meets as required. The board and committees may take action at these meetings or at a meeting by conference call or by written consent.

The Board has created three committees, all of which have the mandates set out below.

Committees

Corporate Governance Committee

The corporate governance committee assists the board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the board, reviewing the composition and functioning of the board and its committees and making recommendations to the board of directors as appropriate. When considering nominees to the board the committee’s mandate requires that it consider the current composition of the board and give consideration to candidates having experience in the industry, life experience and background. The committee is also responsible for the Company’s corporate governance guidelines. The committee may retain legal or other advisors.

The corporate governance committee currently consists of three directors (Messrs. Love, Tremblay and Glasier). Messrs. Love and Glasier are unrelated directors. It is intended that this committee will eventually be comprised solely of unrelated and independent directors.

Audit Committee

The audit committee assists the board in its oversight of our financial statements and other related public disclosures, our compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The committee has direct communications channels with the auditors. The committee reviews the financial statements and related management’s discussion and analysis of financial and operating results. The committee can retain legal, accounting or other advisors.

The audit committee currently consists of three directors (Messrs. Love, Riedl-Riedenstein, and Glasier) all of whom are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

-	determination of which non-audit services the external auditor is prohibited from providing;
-	the engagement, evaluation, remuneration, and termination of the external auditors;
-	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
-	its relationship with and expectation of the internal auditor;
-	its oversight of internal control;
-	disclosure of financial and related information; and
-	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation Committee

The compensation committee assists the board in monitoring, reviewing and approving compensation policies and administering the Company’s share compensation plans. The committee is responsible for reviewing and making recommendations to the board with respect to director and senior management compensation. When granting stock options, the committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the terms of the plan, and the approval of the board. The committee may consider changes to the remuneration of directors, which may be appropriate from time to time. The committee may retain legal or other advisors to assist it.

-

its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

-	determination of which non-audit services the external auditor is prohibited from providing;
-	the engagement, evaluation, remuneration, and termination of the external auditors;
-	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
-	its relationship with and expectation of the internal auditor;
-	its oversight of internal control;
-	disclosure of financial and related information; and
-	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

The committee consists of two unrelated directors (Messrs. Robertson and Love) and one related director (Mr. Wolfin). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to Directors as set out in Item 6b.

D.	Employees

We have no employees at this time.

E.	Share Ownership

The following table sets forth the share ownership of our directors and officers as of December 15, 2006. No person owned more than 10% of the outstanding common shares.

	Common Shareholdings		Options To Purchase Common Shares
Name of Beneficial Owner	Number of Shares Held	Percent of all Issued Shares	Number of shares under option Held	Exercise Price per Share	Grant Date	Expiry Date
William Glasier	322,381.81		150,000	$0.10	April 6, 2005	April 5, 2010
William Love	-	-	150,000	$0.10	April 6, 2005	April 5, 2010
David Wolfin	-	-	150,000	$0.10	April 6, 2005	April 5, 2010
Riedl-Riededstein	-	-	150,000	$0.10	April 6, 2005	April 5, 2010
Gary Robertson	435,000	1.1	200,000 50,000	$0.21 $0.10	April 26, 2006 Oct. 2, 2006	April 25, 2011 Oct. 1, 2011
Louis Wolfin	3,251,974	8.2	500,000	$0.10	April 6, 2005	April 5, 2010
Ron Tremblay	3,050,000	7.7	350,000 150,000	$0.21 $0.10	April 26, 2006 Oct. 2, 2006	April 25, 2011 Oct. 1, 2011

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at December 15, 2006 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, bases solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class
Louis Wolfin	3,251,974	8.2%
Ron Tremblay	3,050,000	7.7%
All Officers and Directors as a Group (5 persons)	7,059,355	17.71%

B.	Related Party Transactions

In fiscal 2006 the Company paid $30,000 (2005: $15,000) to Intermark Capital Corp., a private British Columbia company controlled by David Wolfin for management services provided to the Company and $30,000 (2005:$15,000) in consulting fees to Wear Wolfin Designs, a private British Columbia corporation controlled by the spouse of Matt Wayrynen, V.P. Corporate Finance for consulting services provided to the Company.

Levon entered into a cost sharing agreement dated October 1, 1997 to reimburse Oniva International Services Corp. (“Oniva”) a private British Columbia corporation under controlled under common control for 20% of its overhead expenses, to reimburse 100% of its out of pocket expenses incurred on Levon’s behalf and to pay a 10% fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated by either party giving to the other party one months notice. During the year, a total of $59,540 (2005: $64,988) was charged to operations in relation to the cost sharing agreement referred to above. Included in the accounts payable is $90,052 (2005:$199,485) due to Oniva.

In the 2006 fiscal year the Company issued 1,065,681 common shares to Oniva and 461,172 common shares to Frobisher Securities Ltd., a private British Columbia Corporation controlled by Louis Wolfin, a Director and Chief Executive Officer of the Company, in settlement of $106,568 and $46,172 respectively of debt.

Levon has an investment in Mill Bay Ventures Inc. consisting of 348,978 common shares and a value of $37,897 and in Avino Silver & Gold Mines Ltd. consisting of 4,200 common shares and a value of $1,554. These companies are related by way of common directors and/or common management.

All related party transactions are recorded at the value agreed upon by Levon and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

Levon entered into an agreement, dated August 23, 2003, to receive accounting and general corporate services at a rate of $1,500 per month with Dawn Pacific Management Ltd., a private company owned by the former Secretary and a Director. The agreement was for an initial term of one year and can be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. During the year, Levon paid $26,300 (2005: $18,172) under the agreement.

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

A.	Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Auditors Report.

Balance Sheet for years ended March 31, 2006 and 2005.

Statement of Operations and Deficit for the years ended March 31, 2006, 2005, and 2004.

Statement of Cash flows for the years ended March 31, 2006, 2005, and 2004.

Notes to Financial Statements for the years ended March 31, 2006, 2005, and 2004.

Dividend Policy

Levon has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Price History of Stock

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the pink sheets, under the symbol "LVNVF".

As of September 26, 2005, there were 467 holders of record in the United States holding 2,479,127 of Levon’s common shares representing 53% of the total number of shareholders, and approximately 6.2 % of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

Between October 23, 2003 and February 15, 2005, in accordance with TSX Venture Policy 2.5, the Company’s listing was transferred to the NEX board (a trading system designed for companies that did not meet the minimum listing requirements for a TSX Venture Tier 2 listing. The following table sets forth the high and low prices expressed in Canadian dollars on the TSX Venture Exchange or the NEX, as the case maybe, for Levon’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange/NEX (Canadian Dollars)
Last Five Fiscal Years	High	Low
2006	0.165	0.050
2005	0.120	0.060
2004	0.190	0.070
2003	0.205	0.050
2002	0.160	0.020

2005-2006	High	Low
Fourth Quarter ended March 31, 2006	0.145	0.080
Third Quarter ended December 31, 2005	0.050	0.011
Second Quarter ended September 30, 2005	0.090	0.060
First Quarter ended June 30, 2005	0.115	0.070
2004-2005	High	Low
Fourth Quarter ended March 31, 2005	0.140	0.080
Third Quarter ended December 31, 2004	0.125	0.070
Second Quarter ended September 30, 2004	0.155	0.080
First Quarter ended June 30, 2004	0.190	0.120
Last Six Months	High	Low
October 2006	0.120	0.090
September 2006	0.120	0.090
August 2006	0.120	0.090
July 2006	0.145	0.110
June 2006	0.165	0.110
May 2006	0.210	0.150

B.	Plan of Distribution

Not Applicable.

C.	Markets

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the pink sheets, under the symbol "LVNVF".

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

The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the "British Columbia Securities Act" or the "British Columbia Mortgage Brokers Act" canceled within the last five years.

Shareholders

An annual general meeting is held once a year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means: (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than ¾ of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger requires approval by a special resolution which means: (a) a resolution passed by a majority of not less than ¾ of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company; or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

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

Except as otherwise disclosed in this annual report, the Company has not entered into any material contracts.

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

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

The Company believes that it is a passive foreign investment company, referred to as a "PFIC" for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro-rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year). A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and filing of protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621, attaching said Form to its federal income tax return, and reflecting in the Form the information provided in the PFIC Annual Information Statement, or if the shareholder calculated the financial information, a statement to that effect. The PFIC Annual Information Statement must include the shareholder’s pro-rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro-rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. A shareholder may also obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder’s pro-rata shares of the PFIC’s ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain. A shareholder that makes a Section 1295 election with respect to a PFIC held directly or indirectly for each taxable year to which the Section 1295 election applies must comply with the foregoing submissions.

Because the Company’s stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations

Sections 951 through 964 and Section 1248 of the Internal Revenue Code, referred to as the "Code", relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro-rata shares of certain income of the CFC and their pro-rata shares of the CFC’s earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

We do not believe the Company will be a CFC. It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

A corporation will be classified as a personal holding company, or a "PHC", if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company, or an "FPHC", and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, or an "FIC", if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company’s future status.

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

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

In fiscal years 2001 through to 2004 the Company was unable to meet its on-going financial and reporting obligations. Due to a lack of investor interest during this time, we experienced difficulty raising the required capital to fund operations. The financial hardship resulted in the de-listing of Levon’s shares from the OTC Bulletin Board in November 2001 for failing to maintain reporting obligations and on October 23, 2003 Levon’s listing on the TSX Venture Exchange was transferred to the NEX board, a trading system designed for companies that do not meet minimum listing requirements of the TSX Venture Exchange. In 2003/04 fiscal year the Company raised proceeds of $157,500 to carry out an exploration program required to re-list the stock on the TSX Venture Exchange. In fiscal 2004/05 the Company was successful in raising funds through a tax flow-through private placement. Proceeds raised from a tax flow through share issuance are restricted in use for Canadian Exploration Expenditures under Canadian income tax legislation and can not be used for general working capital.

In September 2005 the Company received a letter from the Securities and Exchange Commission regarding our delinquent status and required the Company to make such filings as to bring our status compliant. The Company has prepared and filed Form 20F’s for 2004 and 2005 which included material information and disclosure relating to the 2002 and 2003 fiscal years. The Company believes that all material information has been reported and that with the filing of this Form 20F, the Company’s filings are up to date and compliant. Finalizing the March 31, 2006 Form 20F was initially delayed due to material changes taking place during the course of preparing the Form including corporate and management changes required to be disclosed in this Form, and was further delayed when the consent the Company required prior to filing the Form could not be obtained until the professional returned to the country and reviewed the particular disclosure.

The Company carried out an evaluation, under the supervision and with the participation of the Company's new management, including the Company's chief executive officer along with the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's chief executive officer along with the Company's principal financial officer concluded that the Company's disclosure controls and procedures as of the end of the fiscal year and the period covered by this Form 20-F are effective in timely alerting them to material information relating to the Company required to be included in this Form 20-F.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The board of directors determined that William Love is qualified as an “audit committee financial expert as defined in Item 16A of Form 20-F under the exchange Act, and that Mr. Love is independent as per the applicable rules promulgated by the SEC.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of it. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last two fiscal years was Smythe Ratcliffe, Chartered Accountants.

Audit Fees

The aggregate fees billed by the Company’s independent auditors for professional services rendered for the audit of the Company’s annual financial statements on Form 20-F for the fiscal year ended March 31, 2006 was $21,000, and March 31, 2005 was $9,800.

Audit-Related Fees

There were no aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements for either the years ended March 31, 2006 or 2005.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended March 31, 2006 was $3,800 and March 31, 2005 was $1,000. The services comprising these fees include compliance service with respect to Canadian filings and lend assistance to U.S. tax prepares.

All Other Fees

Other than referred to above, there were no aggregate fees billed for any other professional services rendered by our independent auditors for the fiscal year ended March 31, 2006 or 2005.

The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2006. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors Report.	43
Balance Sheets	44
Statements of Operations and Deficit	45
Statements of Cash Flows	46
Notes to Financial Statements	47 thru 63

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.
13.1	Certificate under section 906 Principal Executive Officer and Principal Financial Officer
13.2	Consent of Expert
15.1	Technical Report on the Congress Property*

* Previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

/s/ Louis Wolfin
Louis Wolfin, Chairman and Chief Executive Officer

Dated: April 13, 2007

46

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Financial Statements

March 31, 2006 and 2005

(Canadian Dollars)

Index	Page

Auditors' Report to the Shareholders	1

Financial Statements

Balance Sheets	2

Statements of Operations and Deficit	3

Statements of Cash Flows	4

Notes to Financial Statements	5-24

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. as at March 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended March 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 12 to these financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 10, 2006

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the financial statements. Our report to the shareholders dated July 10, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 10, 2006

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Balance Sheets (note 1)

March 31

(Canadian Dollars)

	2006	2005

Assets
Current
Cash	$732,829	$23,388
Cash, exploration funds	1,694	228,347
Accounts receivable and prepaid expense	60,090	12,448
Investments (note 4)	39,452	39,452
Due from related parties (note 10(a))	94,153	133,500
	928,218	437,135
Security Deposits (note 5)	45,912	51,960
Investment in Resource Properties (notes 6 and 7)	549,051	297,423
Property and Equipment (note 8)	2,938	2,360

	$1,526,119	$788,878

Liabilities
Current
Accounts payable and accrued liabilities (note 10)	$77,202	$98,024
Due to related parties (note 10(f))	208,727	199,485
	285,929	297,509

Shareholders’ Equity
Capital Stock (note 9)	20,883,010	20,730,324
Subscription Receivable (note 9(h))	(10,000)	(10,000)
Paid Share Subscriptions (note 13(a))	805,253	-
Contributed Surplus (note 9(g))	191,315	-
Deficit	(20,629,388)	(20,228,955)
	1,240,190	491,369

	$1,526,119	$788,878

Nature of Operations and Basis of Presentation (note 1)

Approved on behalf of the Board:

“Louis Wolfin”

......................................................... Director

Louis Wolfin

“Andrea Regnier”

......................................................... Director

Andrea Regnier

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Statements of Operations and Deficit

Years Ended March 31

(Canadian Dollars)

	2006	2005	2004

Expenses
Stock-based compensation	$191,315	$-	$-
Consulting and management fees	60,000	30,000	30,000
Professional fees	45,448	19,751	54,268
Salaries and benefits	33,618	24,237	27,116
Corporate and administrative services	26,300	18,000	19,364
Compliance, listings and transfer agent fees	25,296	27,873	14,021
Office occupancy and miscellaneous	49,462	28,950	14,787
Shareholder relations, promotion and compliance	17,753	9,876	8,831
Travel and automotive	4,715	5,092	4,938

Loss Before Other Expenses and Recoveries	453,907	163,779	173,325

Other
Recovery of mineral property costs	(45,664)	(6,428)	-
Interest income	(11,466)	(421)	(104)
Write-off of property and equipment	-	6,700	-
Write-down of investment in and expenditures on
resource properties	3,656	-	6,508

Loss Before Income Tax (Recovery)	400,433	163,630	179,729
Income Tax (Recovery) (note 11)	-	(101,475)	-

Net Loss for Year	400,433	62,155	179,729
Deficit, Beginning of Year	20,228,955	20,166,800	19,987,071

Deficit, End of Year	$20,629,388	$20,228,955	$20,166,800

Loss Per Share	$(0.02)	$(0.00)	$(0.01)

Weighted Average Number of Common Shares Outstanding	25,965,033	21,838,576	18,084,784

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended March 31

(Canadian Dollars)

	2006	2005	2004

Operating Activities
Net loss	$(400,433)	$(62,155)	$(179,729)
Items not involving cash
Write-down of investment in and expenditures on
resource properties	3,656	-	6,508
Write-off of property and equipment	-	6,700	-
Interest accrued on amount due from related party	5,564	-	-
Stock-based compensation	191,315	-	-
Income tax recovery on flow-through shares	-	(101,475)	-
Amortization	786	3,747	1,463
Operating Cash Outflow	(199,112)	(153,183)	(171,758)

Changes in Non-Cash Working Capital
Accounts receivable and prepaid expenses	(47,642)	(2,883)	(7,796)
Accounts payable and accrued liabilities	(20,822)	26,303	(214,114)
Due to (from) related parties	43,025	(94,768)	161,253
	(25,439)	(71,348)	(60,657)

Cash Used in Operating Activities	(224,551)	(224,531)	(232,415)

Investing Activities
Investment in and expenditures on resource properties	(255,284)	(284,187)	(52,738)
Purchase of computer equipment	(1,364)	-	(2,507)
Security deposits refunded	6,048	1,509	782
Cash Used in Investing Activities	(250,600)	(282,678)	(54,463)

Financing Activities
Share issuance for debt settlement	152,686	-	-
Issuance of capital stock for cash, net of issue costs	-	494,880	441,600
Share subscriptions received	805,253	-	-
Cash Provided by Financing Activities	957,939	494,880	441,600

Inflow (Outflow) of Cash	482,788	(12,329)	154,722
Cash, Beginning of Year	251,735	264,064	109,342

Cash, End of Year	$734,523	$251,735	$264,064

Supplemental Cash Flow Information
Shares issued as finders' fee	$-	$14,900	$14,555
Shares issued for debt settlement	$152,686	$-	$-
Interest paid	$-	$-	$-

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. It is an exploration stage public company whose principal business activities are the exploration for and development of natural resource properties. There have been no significant revenues generated from these activities to date.

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

These financial statements have been prepared based on accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2006, the Company had working capital of $672,289, which may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Investments

Investments are recorded at the lower of their written down value and market on an individual investment basis.

(b)	Investment in and expenditures on resource properties

The Company capitalizes the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit-of-production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Amortization

Amortization is calculated on a declining-balance basis at the following annual rate:

Furniture and equipment	-	20%

(d)	Income taxes

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

(e)	Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive.

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(g)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense over the vesting period, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred to capital stock.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Asset retirement obligation

Section 3110 of the CICA Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Amounts are recorded once they become known or can be readily estimated.

(i)	Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability and a reduction to capital stock at time of renunciation.

3.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, accounts receivable, security deposits, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

The fair value of investments as determined by approximate quoted market values are disclosed in note 4.

It is not practicable to determine fair values of amounts due to or from related parties.

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

4.	INVESTMENTS

	2006		2005
	Number		Number
	of Shares	Amount	of Shares	Amount

Mill Bay Ventures Inc.
(market $48,857, 2005 - $34,898)	348,978	$37,897	348,978	$37,897
Avino Silver & Gold Mines Ltd.
(market $16,800, 2005 - $8,484)	4,200	1,554	4,200	1,554
Omega Equities Corp.,
at nominal value	57,000	1	57,000	1

	410,178	$39,452	410,178	$39,452

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the 2005 fiscal year, the Company received an additional 300,000 common shares in Mill Bay at a deemed value of $0.11 per share as part of the consideration for a 50% interest in the BRX claims (note 6(b)).

5.	SECURITY DEPOSITS

The security deposits are held by the Company's banks as a condition of various reclamation permits. It is management’s opinion that ARO cannot be determined at this time and therefore no liabilities have been recorded (note 7). During the year, the Company was refunded $6,048 in securities deposits held for the Cripple Creek property reclamation, together with interest of $5,014.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

6.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

		Gold			Norma
	Congress	Bridge	Eagle	Ruf	Sass	Wayside	Total
	(note 6(a))	(note 6(b))	(note 6(c))	(note 6(d))	(note 6(d))	(note 6(e))

Balance, March 31, 2004	1	46,231	1	1	1	1	46,236
Deferred exploration costs
Drilling	64,705	72,923	-	-	-	-	137,628
Equipment rental	-	66,907	-	-	-	-	66,907
Geological and management services	16,139	9,670	-	-	-	-	25,809
Permits	-	11,880	-	-	-	-	11,880
Wages and benefits	-	10,643	-	-	-	-	10,643
Assays	-	8,893	-	-	-	-	8,893
Drafting and mapping	2,058	5,286	-	-	-	-	7,344
Consulting	-	5,118	-	-	-	-	5,118
Assessment and filing fees	5,000	-	-	-	-	-	5,000
Administration	-	3,510	-	-	-	-	3,510
Fuel	-	1,455	-	-	-	-	1,455
Options payments	-	(33,000)	-	-	-	-	(33,000)

Balance, March 31, 2005	87,903	209,516	1	1	1	1	297,423

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

6.    INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

		Gold			Norma
	Congress	Bridge	Eagle	Ruf	Sass	Wayside	Total
	(note 6(a))	(note 6(b))	(note 6(c))	(note 6(d))	(note 6(d))	(note 6(e))

Balance, March 31, 2005	$ 87,903	$ 209,516	$ 1	$ 1	$ 1	$ 1	$ 297,423
Deferred exploration costs
Drilling	114,853	1,739	-	-	-	-	116,592
Equipment rental	24,701	10,142	-	-	-	-	34,843
Trenching	22,709	6,105	-	-	-	3,855	32,669
Geological and management services	20,022	2,822	-	-	-	2,257	25,101
Consulting	10,733	491	-	-	-	-	11,224
Assays	4,975	233	-	-	-	2,876	8,084
Wages and benefits	4,290	2,461	-	-	-	100	6,851
Drafting and mapping	4,936	-	-	-	-	-	4,936
Metallurgical testing	4,879	-	-	-	-	-	4,879
Mobilization and demobilization	4,087	-	-	-	-	-	4,087
Assessment and filing fees	1,525	577	-	-	-	-	2,102
Fuel	1,325	-	-	-	-	-	1,325
Permits	1,085	-	-	-	-	-	1,085
Meals and accommodation	550	-	-	-	-	-	550
Options payments	-	-	-	-	-	-	-
Administration	(2,700)	-	-	-	-	-	(2,700)

Balance, March 31, 2006	$ 305,873	$ 234,086	$ 1	$ 1	$ 1	$ 9,089	$ 549,051

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

6.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex.

During the year ended March 31, 2005, with funding made available through equity financing, exploration activities have recommenced with the Company incurring 100% of expenditures incurred.

(b)	Gold Bridge claims (BRX Project)

The Company owns 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008.

During the year ended March 31, 2006, exploration activities have recommenced.

On December 17, 2002, the Company entered into an option agreement whereby Mill Bay Ventures Ltd., a company related by common directors, could acquire an undivided 50% interest in the Gold Bridge claims as follows:

(i)	Incur $100,000 of expenditures on the property, and issue 100,000 common shares of Mill Bay to the Company on or before December 17, 2003 (done);

(ii)	Incur an additional $100,000 of expenditures on the property, and issue another 100,000 common shares of Mill Bay to the Company on or before December 17, 2004 (done); and

(iii)	Incur an additional $100,000 of expenditures on the property, and issue another 100,000 common shares of Mill Bay to the Company on or before December 17, 2005 (done).

On September 1, 2003, the option agreement was amended such that the $100,000 in expenditures and the 100,000 common shares due on or before December 17, 2003 was deferred until December 17, 2004. The Company received the shares during the fiscal year ended March 31, 2006 and Mill Bay incurred the required exploration on the property to earn the 50% interest in the property.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

6.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(c)	Eagle claims

The Company holds a 50% interest in 26 lode-mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims, resulting in a charge to operations of $235,991. During the year ended March 31, 2004, the Company wrote-off expenditures of $4,216 (2003 - $4,685) related to these claims, which was paid to maintain the property in good standing. The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(d)	Ruf and Norma Sass properties

During the year ended March 31, 2003, the Company acquired from Coral Resource Inc. (“Coral”) an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”) in consideration of cash payments to Coral of $350,292 and 300,000 common shares of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

During the year ended March 31, 2005, Coral and the Company (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“AGE”) wherein the Companies granted AGE an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Execution of the Agreement (October 12, 2004)	$25,000	13,000 feet of drilling
First anniversary	$30,000	15,000 feet of drilling
Second anniversary	$50,000	17,000 feet of drilling
Third anniversary	$75,000
Fourth anniversary	$75,000
Fifth anniversary	$150,000

Under the terms of the Agreement, AGE is committed to drilling a minimum of 13,000 feet on the property. Upon making the second and third years’ anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 feet of drilling, AGE will have earned a 51% interest in the Property.

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

The carrying value of the properties was written down to a nominal value in a prior year.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

6.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(e)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia. During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge to operations of $42,119. During the year ended March 31, 2006, with equity funding available, the Company has recommenced exploration on the property.

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties, which are explored, are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7.	ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2006, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

8.	PROPERTY AND EQUIPMENT

	2006			2005
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Furniture and
equipment	$ 29,168	$ 26,230	$ 2,938	$ 27,804	$ 25,444	$ 2,360
Automobiles	-	-	-	51,615	51,615	-

	$ 29,168	$ 26,230	$ 2,938	$ 79,419	$ 77,059	$ 2,360

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

9.	CAPITAL STOCK

(a)	Authorized
100,000,000 common shares without par value

(b)	Issued

	Shares	Amount

Balance, March 31, 2004	20,551,058	$20,326,919
Share issuances
For cash at $0.10	5,200,000	520,000
Exercise of warrants	9,000	1,080
Share issues costs	-	(16,200)
Income tax recovery on flow-through shares	-	(101,475)

Balance, March 31, 2005	25,760,058	20,730,324
Share issuance
For debt at $0.10	1,526,853	152,686

Balance, March 31, 2006	27,286,911	$20,883,010

(c)	Private placement

During the year ended March 31, 2005, the Company issued 5,200,000 units at a price of $0.10 per unit. Each unit consists of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share on or before December 31, 2006. A portion of this placement was issued as flow-through shares resulting in an income tax recovery of $101,475 charged to capital stock and a reduction of the tax loss carry-forward benefit, which is reduced to nil by a valuation allowance. The Company paid finders’ fees of $14,900 in connection with this financing.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(d)	Shares for debt

On March 4, 2005, the Company entered into shares for debt agreements with two related parties. The Agreements provide for the issuance of 1,526,851 common shares in the Company at a deemed value of $0.10 per share in the settlement of $152,685. During the year the shares were issued.

(e)	Stock options

The Company established a stock option plan in 2004, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years after the grant date.

Details of the status of the Company's stock options as at March 31, 2006 and 2005 and changes during the years then ended are as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options, beginning of year	-	-	-	-
Granted	2,305,000	$ 0.10	-	-

Options outstanding and exercisable,
end of year	2,305,000	$ 0.10	-	-

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options. During the year ended March 31, 2006, 2,305,000 (2005 - Nil) options were granted, which resulted in a charge to operations totalling $191,315 (2005 - $Nil).

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(e)	Stock options (Continued)

The fair value of each option granted is calculated using the following weighted average assumptions:

2006

Expected life (years)	3
Interest rate	3.00%
Volatility	119.00%
Dividend yield	0.00%

As at March 31, 2006 the following share purchase options were outstanding:

	Exercise	Number of Shares
Expiry Date	Price	2006	2005

April 5, 2010	$ 0.10	2,305,000	-

(f)	Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2006 and changes during the years ended on those dates is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding
and exercisable,
beginning of year	5,200,000	$ 0.15	6,161,550	$ 0.12
Granted	-	$ -	5,200,000	$ 0.15
Expired	-	$ -	(6,161,550)	$ (0.12)

Warrants outstanding
and exercisable,
end of year	5,200,000	$ 0.42	5,200,000	$ 0.15

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

9.	CAPITAL STOCK (Continued)

(f)	Share purchase warrants (Continued)

As at March 31, 2006 the following share purchase warrants were outstanding:

	Exercise Price	Number of Shares
Expiry Date	Per Share	2006	2005

December 31, 2006	$ 0.15	5,200,000	5,200,000

(g)	Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2006	2005

Contributed surplus, beginning of year	$-	$-
Stock option expense for year	191,315	-

Contributed surplus, end of year	$191,315	$-

(h)	Subscription receivable

An amount of $10,000 remains outstanding for the issuance of 100,000 units at a price of $0.10 per unit in regards to the private placement completed in the year ended March 31, 2005.

10.	RELATED PARTY TRANSACTIONS

During the year:

(a)

$nil (2005 - $133,000; 2004 - $nil) was advanced to a private company with a common director of the Company for drilling services to be rendered. Interest at prime plus 2% has been charged on balances owing, resulting in an aggregate balance of $94,153 owing at year-end;

(b)	$26,300 (2005 - $18,172; 2004 - $10,500) was paid for accounting and corporate services to a private company owned by a director and the secretary of the Company;

(c)

$59,540 (2005 - $65,988; 2004 - $78,655) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by a private company owned by the Company and three other reporting issuers and controlled by two directors of the Company;

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS (Continued)

(d)	$30,000 (2005 - $15,000; 2004 - $27,500) was paid for consulting services to a private company owned by the daughter of the president of the Company;

(e)	$30,000 (2005 - $15,000; 2004 - $nil) was paid for management fees to a private company on behalf of the son-in-law of the president for services provided; and

(f)	$nil (2005 - $530; 2004 - $1,253) was paid for investor relations and communications to a private company owned by the president of the Company.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

As at March 31, 2006, liabilities included $208,727 (2005 - $199,485; 2004 - $161,253) owing to directors of the Company or to private companies with directors in common. Amounts due are without stated terms of interest or repayment.

11.	INCOME TAXES

The components of income taxes are as follows:

	2006	2005

Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$8,060,000	$7,765,000
Excess of undepreciated capital cost over net book value of fixed assets	354,000	354,000
Exploration expenditures for Canadian purposes
Unused earned depletion base	675,000	675,000
Unused cumulative Canadian exploration expenses	2,976,000	2,814,000
Unused cumulative Canadian development expenses	2,127,000	2,179,000
Unused cumulative foreign exploration and development expenses	707,000	707,000

	14,899,000	14,494,000
Approximate Canadian tax rate	34.12%	35.62%

	5,083,539	5,162,763
Valuation allowance	(5,083,539)	(5,162,763)

	$0	$0

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

11.	INCOME TAXES (Continued)

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2007	$121,000
2008	129,000
2009	111,000
2010	118,000
2011	174,000
2015	6,927,000
2016	480,000

$8,060,000

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

2006	2005	2004
	34.12%	35.62%	35.62%
Income tax benefit computed at Canadian statutory
rates	$(72,170)	$(20,724)	$64,019
Temporary differences not recognized in year	(5,824)	(2,049)	(955)
Unrecognized tax losses	77,994	(78,702)	(63,064)

	$-	$(101,475)	$-

Cash, exploration funds

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian income tax legislation.

During fiscal 2005, the Company raised $520,000 from the issue of flow-through shares and has renounced this amount to flow-through shareholders. As at March 31, 2006, the amount of flow-through proceeds remaining to be expended by the Company on CEE is approximately $217,000.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)	Recent US accounting pronouncements

(i)

FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(ii)

FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company’s financial statements.

(iii)

FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(iv)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(v)

In 2004, FASB issued a revision of FASB Statement No. 123(R), Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. his revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b)	Resource properties

The acquisition in prior years of certain mining claims located in the Lillooet Mining Division, British Columbia acquired from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors’ and related companies’ original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (note 2(b)). Under US GAAP all exploration and development expenditures are charged to expenses when incurred.

(c)	Marketable securities

Under Canadian GAAP, marketable securities are stated at the lower of their written down value and market value. For US GAAP securities are marked to market. Gains or losses are recognized in the statement of income when realized. For US GAAP purposes, the Company elected to treat its marketable securities as trading securities and any gains or losses are recognized in earnings in the period they occur.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(d)	Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2006	2005

Total assets for Canadian GAAP	$1,526,119	$788,878
Adjustments to US GAAP
Marketable securities	26,206	3,930
Capitalized mineral expenditures	(549,051)	(297,423)

Total assets for US GAAP	$1,003,274	$495,385

Total liabilities for Canadian GAAP	$285,929	$297,509
Adjustments to US GAAP	-	-

Total liabilities for US GAAP	$285,929	$297,509

Total capital stock for Canadian
GAAP (note 9(b))	$20,883,010	$20,730,324
Adjustments to US GAAP
Contributed surplus	191,315	-
Congress adjustment (note 12(b))	(1,696,550)	(1,696,550)

Total capital stock for US GAAP	$19,377,775	$19,033,774

Total deficit for Canadian GAAP	$(20,629,388)	$(20,228,955)
Adjustments to US GAAP
Exploration adjustments	(549,051)	(297,423)
Marketable securities adjustments	26,206	3,930
Congress adjustment (note 12(b))	1,696,550	1,696,550

Total deficit for US GAAP	$(19,455,683)	$(18,825,898)

Subscriptions receivable for
Canadian and US GAAP	$(10,000)	$(10,000)
Share subscriptions for
Canadian and US GAAP	$805,253	$-
Total liabilities, capital stock and shareholders’
deficit for US GAAP	$1,003,274	$495,385

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(e)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP for the years ended March 31:

	2006	2005	2004

Net loss per Canadian GAAP	$(400,433)	$(62,155)	$(179,729)
Adjustments decreasing (increasing) net loss
Differences in fair value of marketable
securities	22,273	24,318	10,723
Exploration and development
expenditures for year	(202,308)	(284,187)	(52,738)
Write-off of resource properties	-	-	6,508

Net loss per US GAAP	$(580,468)	$(322,024)	$(215,236)

Net loss per common share
Canadian GAAP - Basic	$(0.02)	$(0.01)	$(0.00)

Net loss per common share for
US GAAP	$(0.02)	$(0.01)	$(0.00)

Weighted average number of common
shares outstanding (Canadian and US GAAP)	25,965,033	21,838,576	18,084,784

(f)	Comprehensive loss

Years ended March 31	2006	2005	2004

Net loss per US GAAP	$(281,241)	$(62,155)	$(179,720)
Other comprehensive income	-	-	-

Comprehensive loss per US GAAP	$(281,241)	$(62,155)	$(179,729)

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(g)	Statement of cash flows

Years ended March 31	2006	2005	2004

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(71,865)	$(224,531)	$(232,415)
Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(255,284)	(284,187)	(52,738)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(327,149)	(508,718)	(285,153)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(250,600)	(282,678)	(54,463)
Reclassification of expenditures on mineral property interests	255,284	284,187	52,738

Net cash provided by (used in ) investing activities continuing operations in accordance with US GAAP	4,684	1,509	(1,725)

Net cash flows provided by financing activities continuing operations in accordance with Canadian and US GAAP	805,253	494,880	441,600

Net increase in cash in accordance with Canadian and US GAAP	482,788	(12,329)	154,722
Cash, beginning of year in accordance with Canadian and US GAAP	251,735	264,064	109,342

Cash, end of year in accordance with Canadian and US GAAP	$734,523	$251,735	$264,064

13.	SUBSEQUENT EVENTS

(a)

On April 11, 2006, the Company completed a private placement involving the issuance of 9,550,000 units at a price of $0.10 per unit for gross proceeds of $955,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the Company for $0.12 until April 12, 2007 and thereafter at $0.15 per share until August 12, 2008. Finder’s fees of $21,800 were paid in connection with this offering. At year-end, $805,253 had been received for this private placement.

(b)	On April 26, 2006, 1,000,000 stock options were granted to directors, employees and consultants of the Company at a price of $0.10 per share expiring April 25, 2011.

