Form 20-F
period 2007-03-31
LEVON RESOURCES LTD
filed 2007-10-15
CIK 764195

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

The number of outstanding Common Shares as of March 31 2007 was 40,784,483.

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒ Item 18 [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

If this as an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

TABLE OF CONTENTS

INTRODUCTION	3
CURRENCY	3
FORWARD-LOOKING STATEMENTS	3
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATE OF MEASURED, INDICATED MINERALS RESOURCES AND INFERRED RESOURCES	3
GLOSSARY OF MINING TERMS	4
PART I	6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
ITEM 4.	INFORMATION ON THE COMPANY	12
ITEM 4A.	UNRESOLVED STAFF COMMENTS	22
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	28
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33
ITEM 8.	FINANCIAL INFORMATION	35
ITEM 9.	THE OFFER AND LISTING	35
ITEM 10.	ADDITIONAL INFORMATION	37
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	44
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	44
PART II	44
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	44
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS	44
ITEM 15.	CONTROLS AND PROCEDURES	44
ITEM 16.	[RESERVED]	44
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	44
ITEM 16B.	CODE OF ETHICS	45
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	45
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	45
ITEM 16E.	PURCHSES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS	45
PART III	46
ITEM 17.	FINANCIAL STATEMENTS	46
ITEM 18.	FINANCIAL STATEMENTS	46
ITEM 19.	EXHIBITS	46

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

Cautionary Note to U.S. Investors Concerning Estimate of Measured, Indicated Mineral Resources and Inferred Resources

This Annual Report uses the term “measured resources”. We advise U.S. investors that although the term "measured resources" is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the "SEC", does not recognize it. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

This Annual Report uses the term "inferred resources". We advise U.S. investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR	Payment of a percentage of net mining profits after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth’s surface.
Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.
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

The selected historical financial information presented in the table below for each of the years ended March 31, 2007, 2006, 2005, 2004, and 2003, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2007, 2006, and 2005 are included in this Annual Report. The selected historical financial information for each year ended March 31, 2004 and 2003, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". The financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial statements in Note 15 is a reconciliation between Canadian GAAP and United States generally accepted accounting principals, which is referred to as "U.S. GAAP", which differ, among other things, in respect to the recording of the foreign exchange (gains) and losses, deferred exploration expenditures and recognition of compensation expense upon the issuance of stock options.

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	Year Ended March 31,
	2007	2006	2005	2004	2003

Summary of Operations:
Interest and miscellaneous Income	$ 14,071	$ 11,466	$ 421	$ 12,127	$ 725
Income tax recovery	183,907	-	101,475	-	-
Expenses General and administrative	(428,530)	(483,466)	(163,779)	(185,348)	(120,366)
Property investigation expensed
Write-down of mining properties	-	(3,656)	-	(6,508)	(10,363)
Write-down property and equipment	-	-	(6,700)	-	-
Write-down investments	(9,979)	-	-	-	(1,960)
Recovery of mineral property costs	3,712	45,664	6,428	-	-
Net Income (loss) for year	(236,819)	(429,992)	(62,155)	(179,729)	(131,964)
Income (loss) per share	(0.01)	(0.02)	(0.00)	(0.01)	(0.01)

	As at March 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:
Total assets	$ 1,747,631	$ 1,526,119	$ 788,878	$ 393,092	$ 184,082
Cash and term deposits	532,467	732,829	23,388	156,543	109,342
Restricted cash	96,132	1,694	228,347	107,521	-
Total liabilities	163,429	315,488	297,509	232,973	285,834
Shareholders' equity	1,584,202	1,210,631	491,369	160,119	(101,752)

Number of Shares Issued	40,784,483	27,286,911	25,760,058	20,551,058	17,414,508

	As at March 31,
	2007	2006	2005	2004	2003
Summary of Operations:
Net Income (loss) per Canadian GAAP	$ (236,819)	$ (429,992)	$ (62,155)	$ (179,729)	$ (131,964)
Adjustments	(647,043)	(202,308)	(259,869)	(35,507)	353
Net Income (loss) per US GAAP	(883,862)	(632,300)	(322,024)	(215,236)	(131,611)
Income (loss) per share per US GAAP	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)

	As at March 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:
Total assets under Canadian GAAP	$ 1,747,631	$ 1,526,119	$ 788,878	$ 393,092	$ 184,082
Adjustments	(1,004,334)	(522,845)	(293,493)	(35,381)	(6)
Total assets under US GAAP	743,297	1,003,274	495,385	357,711	184,076

Total equity under Canadian GAAP	22,160,953	20,883,010	20,730,324	20,326,919	20,027,819
Adjustments	(1,193,628)	(1,505,235)	(1,696,550)	(1,696,550)	(1,696,550)
Total equity under US GAAP	20,967,325	19,377,775	19,033,774	18,630,369	18,331,269

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2003	1.5497	1.5652	1.6050	1.4584
2004	1.3531	1.3081	1.4940	1.2679
2005	1.2787	1.1866	1.4003	1.1714
2006	1.189	1.167	1.2703	1.132
2007	1.1383	1.153	1.1852	1.0989

The following table sets forth the high and low exchange rate for the past six months. As of October 5, 2007, the exchange rate was CN$0.9815 for each US$1.

Month	High	Low
April 2007	1.1583	1.1068
May 2007	1.1136	1.0701
June 2007	1.0727	1.0579
July 2007	1.0689	1.0372
August, 2007	1.0754	1.0497
September 2007	1.0546	0.9959

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2007 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $0.08 and a high of 0.24. Subsequent to the 2007 fiscal year, the Company's common share price has fluctuated between a low of $0.17 and a high of $0.33. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended March 31, 2007, we had a net loss of $236,819 and an accumulated deficit on March 31, 2007 of $20,895,766. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

The Company's exploration activities are subject to various federal, provincial, state and local laws and regulations. Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, and certain of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company's currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange gain of $870 in fiscal 2007. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company's foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

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

We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of mineral properties located in British Columbia, Canada where we have certain interest in three mineral properties including the Congress, Goldbridge (also known as the “BRX claims) and Wayside claims. We also hold certain interest in two mineral properties located in Nevada, U.S. which include the Eagle Claims and the Norma Sass and Ruf Claims.

Since March 31, 2004 we made aggregate principle capital expenditures of $998,951 on our resource properties of which $754,275 was spent on the Congress, $235,588 on the Goldbridge (BRX) and $9,088 on the Wayside claims.

With funds made available through private placement financings in fiscal 2005 and fiscal 2007, an exploration program on the Congress Property has been on-going.

During fiscal year 2007, the Company did not carried out exploration work on the Eagle or Norma Sass/Ruf Claims because of the minority interest we hold in the claims.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “LVN”. This fiscal year the Company’s common shares commenced trading on the Frankfurt Stock Exchange under the symbol “L09”. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the Company's common shares in Euros.

The principal executive office of the Company is located at Suite 400 – 455 Granville Street, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.

B.	Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on gold exploration. Our most recent activities have been conducted on the Congress Property located in the Lillooet Mining Division of British Columbia, Canada, where we hold interest in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims. We also hold certain interests in three mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruf and Norma Sass claims and the Eagle claims.

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

Congress Claims, British Columbia, Canada

An exploration program on the Congress property which commenced in the 2005 fiscal year is currently on-going. The work resulted in new discoveries and extensions of previous gold zones and included two pits, 27 trenches totaling approximately 300 meters, six NQ diamond drill holes totaling 1,060 meters and 102 MMI geological samples in seven lines. The results of the work encouraged continued exploration which is presently on-going.

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

As at April 30, 2007, Mill Bay incurred $67,198 of deferred expenditures on the BRX claims, which were not proportionately funded by Levon. During 2007, Mill Bay waived the requirement of proportionate funding by Levon on these specific expenditures; notwithstanding this waiver, the terms of the Joint Venture Agreement were ratified by Mill Bay and Levon to remain in effect.

We have no plans to carry out an exploration program on the Goldbridge Property in the 2008 fiscal year.

Norma Sass and Ruf Property, Nevada, USA

We acquired an undivided one-third interest in a total of 54 mineral claims known as the Norma Sass and Ruf Property (Norma Sass – 37 claims and Ruf – 17 claims) located in Lander County, Nevada in the 2003 fiscal year from Coral Gold Resources Ltd. (“Coral”), a public company related by common directors, in consideration of cash payments totalling $350,292 and 300,000 common shares of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

During the year ended March 31, 2005, Coral and Levon (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“Agnico”) wherein the Companies granted Agnico an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of minimum advance royalty payments (in US dollars) and minimum work commitments.

During fiscal year 2006, Agnico completed the first 13,000 feet of drilling. The program included six vertical drill holes varying in depth from 1,665 to 1,975 feet. All six holes encountered alterations, silification and sulfidation in Lower Plate rocks, and two holes intersected gold. While the results were considered positive, in February 2007, Agnico notified the Company that it would not be continuing its option on the Company’s Norma Sass property because of other corporate priorities. The Company is now evaluating options for further exploration at Norma Sass.

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

Seasonality

Currently our exploration has been focused on the Congress property in British Columbia. The property lies on the boundary between West Coast Marine and Interior climatic zones and is in the rain shadow created by the Coast Mountains. Moderate to heavy snowfall occurs in winter months, with accumulations exceeding 2 meters which can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the property is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company's property may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). In 1983 Veronex earned a 50% net interest in the claims (net of a 5% net smelter royalty) held by the Company, by expending $1,000,000 on the property. Under the terms of the Joint Venture Agreement each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party’s interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in 1989. During the past three fiscal years with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures. The Company is currently reviewing ownership of the Veronex 50% interest.

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

The property consists of eight crown granted mineral claims, one reverted crown granted mineral claim, three mineral leases and 11 mineral claims totaling 109 cells covering approximately 2432 hectares. The crown granted mineral claims are treated like fee simple property similar to patented mineral claims in other jurisdictions. Surface, water and timber rights are attached to mineral rights and the property is held by paying annual taxes on these claims. The reverted crown granted mineral claim is treated the same as a mineral claim cell. These claims are kept in good standing by paying $200 per cell or carrying out and documenting $200 in work per cell in the claim block per year. The mineral leases are kept in good standing by paying rental fees totaling $2,110 per year. All claims and leases are contiguous and in good standing.

Environmental Liabilities. The Company is not aware of any environmental liabilities.

Permitting. We hold a Free Miners Certificate (“FMC”) #115631, which expires April 8, 2008. FMCs are renewable annually. Claim holdings can be renewed either by filing assessment reports or paying the fees, as described above under Property Description and Location. Certain exploration work requires a permit and in some cases posting a reclamation bond. Levon currently has $34,117 in bonds with the provincial government.

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

History and Exploration. The mineral claims are subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. (“Veronex”). Exploration under the Joint Venture ceased in early 1989.

During the past three fiscal years, with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures.

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

During fiscal year 2007 the Company carried out a program of 16 NQ diamond drill holes totaling 2,418.8 meters on the Congress Property. The drilling included five holes on the Golden Ledge Zone in the north part of the property, nine holes explored on the Lou Zone and two holes on the Howard Zone. The drill program ran October and November 2006 under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101. The principal intersections on the vein structures are shown in the following table:

Hole	Location UTM		Bearing	Dip	Length Meters	Intersection Meters	Gold g/tonne
	Northings	Eastings
Golden Ledge Zone
GL-06-01	5639328	514291 E	350	45	166.37	68.0 - 69.0 (1)	3.08
						72.0 - 75.0 (3)	6.41
						91.0 - 92.0 (2)	4.17
						122.0 -124.0 (2)	4.71
GL-06-02	5639411	514285	190	50	81.40	51.0 – 53.0 (2)	5.66
GL-06-03	5639411	514285	190	60	72.24	45.0 – 46.0 (1)	5.48
GL-06-04	5639338	514267	010	45	102.72	88.0 – 89.0 (1)	3.38
GL-06-05	5639338	514267	010	60	121.01	66.44 – 67.50 (1.06)	3.80
						71.0 – 71-75 (0.75)	2.38
Lou Zone
LZ-06-01	5638871	514799	88	50	99.67	52.50 – 53.0 (0.5)	4.21
LZ-06-02	5639045	514861	90	45	117.96	NO SIGNIFICANT VALUES (NSV)
LZ-06-03	5638291	514764	90	45	203.30	150.0–152.50 (2.0)	4.40
						178.0 -180.0 (2.0)	1.71
LZ-06-04	5638227	514760	90	45	157.02	(NSV)
LZ-06-05	5638124	514759	90	55	185.01	132.0 – 134.0 (2.0)	2.55
						139.86-142.0 (2.14)	1.03
LZ-06-06	5638076	514753	96	45	194.16	151.5 - 153.5 (2.0)	2.94
LZ-06-07	5638076	514753	106	45	178.92	155.0 - 158.0 (3.0)	7.28
LZ-06-08	5638076	514750	106	60	203.30	162.0 - 163.0 (1.0)	1.59
LZ-06-09	5637426	514671	060	45	163.68	(NSV)
Howard Zone
C-06-01	5637430	514321	100	45	151.51	(NSV)
C-06-02	5637433	514321	90	55	159.39	115.0 – 116.0 (1.0)	0.67
						153.0 – 154.0 (1.0)	10.70

Samples from holes GL-06-01, 02, 03, 04, 05 and hole LZ-06-01 were assayed at EcoTech Labs, Kamloops, British Columbia, Canada. The remaining holes LZ-06-02 through LZ-06-09 and C-06-01 and 02 were assayed at Assayers Canada Limited, Vancouver, British Columbia, Canada.

In both cases the labs used Standard Fire Assay with I.C.P. Aqua Regia Leach Finish.

In each of the zones, we intersected the target mineralized structures. Drilling on the Golden Ledge Zone extended the gold bearing structure approximately 25 meters to the west and to depth. The most significant intercept was Hole GL-06-01, 3 meters of 6.41 grams of gold per tonne.

Drilling on the Lou Zone successfully extended the structure by 500 meters to the north and to depth. The most significant intercept was Hole LZ-06-07, 3 meters of 7.28 grams of gold per tonne.

Two holes were drilled on the southern end of the Howard Zone on the shore of Carpenter Lake. The most significant intercept was Hole C-06-02, 1 meter of 10.70 grams of gold per tonne.

Geological Setting. The property covers Mississippian to Middle Jurassic rocks of the Bridge River Complex, mainly submarine basalt and andesite, with minor chert, argillite and mafic intrusives. These rocks are cut by northwest trending regional scale structures, some with contained Tertiary feldspar porphyry dacite dykes, sub-parallel to the Ferguson and Cadwallader Structures, which bound the historic Bralorne/Pioneer mines. The structures on the property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. The Bendor Intrusions are the same age as the mineralization in the Bralorne/Pioneer mines and are a postulated source for the gold mineralization at these mines and on the Congress Property.

Deposit Types and Mineral. The deposits on the Company’s property are members of a well recognized group of deposits referred to as mesothermal, orogenic or greenstone hosted quartz-carbonate gold vein deposits. These deposits include the Mother Lode and Grass Valley districts in California and most of the greenstone hosted gold deposits in the Canadian shield, including the Timmins-Val d’Or, Red Lake and Hemlo camps. These deposits are quartzcarbonate veins in moderately to steeply dipping brittle-ductile shear zones and, locally, in shallow dipping extensional fractures.

Mineralization in the Howard Zones consists of quartz-carbonate veins or stringer zones one to 1.5 meters wide, with altered, mineralized selvages (pyrite, siderite) up to 10 meters total width hosted in basalt and gabbro. The zones strike north to a few degrees west of north and dip steeply to the west. The Howard Zones contain the largest and highest grade resource on the property, with over 100,000 ounces of gold contained in all resource categories totaling more than 300,000 tonnes greater than 10 grams per tonne gold. These resources are refractory and would require oxidation of sulphides to recover the gold.

Mineralized areas in the Lou Zone are stockwork quartz carbonate stringers and silicified zones on the flank of a feldspar porphyry dyke hosted in mafic volcanics. The zone strikes north and dips steeply west. The better mineralized zones are 1.5 to 4.0 meters wide and grade 5 to 11 grams gold/tonne and contain abundant stibnite. The Lou Zone has been oxidized for 2 to 5 meters below surface near the decline portal where an open pit resource has been outlined.

The better mineralized areas in the Congress Zone, including the 2004 trenches, are massive stibnite veins, 1.25 to 1.5 meters wide, grading 6 to 8 grams gold per tonne hosted in argillite, chert and very sheared mafic volcanic rocks and again, striking north and dipping steeply west.

Proposed Exploration. At the Congress property, prospecting samples have discovered several high grade bedrock gold showings that warrant diamond drill follow up to establish possible strike and dip extensions of gold mineralized rocks. Levon has budgeted for 5000 m of diamond drill testing, which will be drilled in stages depending on geologic and assay results in the early holes (2000m).

The final detailed drill proposal is near completion and the drill site and access permit have been approved. Once the drill proposal is final and approved by management, one core rig will be contracted. We anticipate drilling to commence in November 2007.

As at the date of this report, the Congress Property is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Goldbridge Claims (also known as the BRX claims), British Columbia, Canada

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

Proposed Exploration. The Company has no plans to carry out exploration activities on the BRX in the next fiscal year.

As at the date of this report, the Goldbridge Claims is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Wayside Property, British Columbia, Canada

In 1997 Levon acquired a 100% interest 27 mineral claims known as the Wayside claims for for $5,000. The claims are located in the Lillooet Mining Division, British Columbia, Canada. Access to the claims from Vancouver is via Highway 99 to Lillooet, a distance of approximately 254 kilometers and then an additional 70 90 kilometers on gravel access road to the community of Gold Bridge. Access on the property is possible on a number of cat trails built by the Company and previous operators, A four-wheel drive vehicle is usually necessary to access all roads on the property.

There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time. The claims are considered of merit and we will continue to maintain them in good standing for the purpose of selling them. We wrote the claims down in fiscal 2002 to by a charge to operations of $42,119.

As at the date of this report, the Wayside Property is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Norma Sass and Ruf Claims, Nevada, USA

In fiscal year 2003 Levon acquired a 33.33% interest in 54 mineral claims known as the Norma Sass and Ruf Claims from Coral Gold Resources Ltd. (“Coral”) a public company related by common directors. The property consists of 37 mining claims (the Norma Sass claims) and 17 claims (the Ruf claims) and is located in the state of Nevada. Access to the property from Elko, Nevada, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then 19 kilometers south on highway 306 to the Ruf and approximately 25 kilometers south on highway 306 to Norma Sass. A four-wheel drive vehicle is usually necessary to access all roads on the property.

In fiscal year 2005 Coral and Levon (the “Companies”) granted Agnico-Eagle Mines Ltd. (“Agnico”) an option to purchase 100% interest in the property, subject to a 2.5% royalty net smelter returns from production to the Companies in consideration of minimum advance royalty payments (in US dollars) and minimum work commitments..

During fiscal year 2006, Agnico completed the first 13,000 feet of drilling. While the results were considered positive, in February 2007, Agnico notified the Company that it would not be continuing its option on the Company’s Norma Sass property because of other corporate priorities. The Company is now evaluating options for further exploration at the property.

There is no underground or surface plant or equipment located on the Norma Sass or the Ruf claims, nor any known body of commercial ore.

As at the date of this report, the Norma Sass and Ruf Claims are without known Mineral Reserves, and any activities carried out on the claims are exploration in nature.

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

As at the date of this report, the Eagle Claims are without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Item 4A. Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Levon for the years ended March 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

A comprehensive exploration program is currently underway on the Company’s Congress Property near Goldbridge and Bralorne, British Columbia. This program is designed to increase the Property’s present resource. New zones discovered last year are being followed up and permits for drill sites are being applied for. The new drill programs will concentrate on the extension of the Lou and Howard Zones.

The first phase of the exploration program included two pits, 27 trenches totalling approximately 300 meters, six NQ diamond drill holes totalling 1,060 meters and 102 MMI geological samples in seven lines. This work tested a potential open pit resource. Cyanide leach tests indicated encouraging gold recoveries. The work also extended the indicated strike length of the Lou Zone by 500 meters. The trenching on the Golden Ledge exposed a 1 to 1.5-metre wide silicified fault zone over a strike length of 60 meters with gold values up to 26.4 grams Au per tonne (0.848 oz Au/ton) over 1.2 meters.

The second phase of the drilling on the Congress property in British Columbia was completed in December 2006. During the December 2006 quarter, a total of 16 holes totaling 2,257 meters were completed. Five holes targeting the Golden Ledge Zone, nine holes targeting the Lou Zone and two on the Howard Zone, were completed in December.

In each of the zones, the holes intersected the target mineralized structures. Drilling on the Golden Ledge Zone extended the gold bearing structure approximately 25 meters to the west and to depth. The most significant intercept was Hole GL-06-01, 3 meters of 6.41 grams of gold per tonne.

Drilling on the Lou Zone successfully extended the structure by 500 meters to the north and to depth. The most significant intercept was Hole LZ-06-07, 3 meters of 7.28 grams of gold per tonne.

Two holes were drilled on the southern end of the Howard Zone on the shore of Carpenter Lake. The most significant intercept was Hole C-06-02, 1 metre of 10.70 grams of gold per tonne.

Since May 15, 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator.

Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

During the later part of June 2007, Geotronics of Vancouver was contracted to place three MMI soil grids on areas of the Congress Property, where surface exploration is made difficult due to overburden depths. A total of 14,000 meters of line was cut, using 100m line spacing with samples being collected every 20m. Results of the MMI are currently pending.

An application was made to the Ministry of Mines for mechanical trenching on the Congress Property, and the permit has now been received by Levon. A total of 10 trenches were dug in portions of the Congress Property where overburden obscured rock classification in the past. Assay results are pending. Three new mineralized zones were discovered during the course of the recent trenching with widths ranging from 1.3m to 2.5m.

We plan to continue development aimed at increasing the known resources in the Lou and Howard zones to a minimum 500,000 contained ounces of gold. Drilling would also be aimed at testing and expansion of the new Golden Ledge zone.

Agnico-Eagle (USA) Limited (“Agnico”) completed the first 13,000 feet of drilling in 2005. The program included six vertical drill holes varying in depth from 1,665 to 1,975 feet. All six holes encountered alterations, silification and sulfidation in Lower Plate rocks, and two holes intersected gold.

Agnico mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Agnico-Eagle drilled approximately 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties. In February 2007, Agnico-Eagle Mines Ltd. notified the Company that it would not be continuing its option on the Company’s Norma Sass property because of other corporate priorities. The Company has been pleased with the work done by Agnico during the past two years. They successfully showed depths to the lower plate sequence across the Norma Sass ground.

An exploration drill program is being planned for the Company’s Norma Sass and Ruf Claims in Nevada. The claims are jointly held with Coral Gold Resources Ltd. and the properties are strategically located adjoining Barrick’s Pipeline Deposit.

In April 2006 a private placement financing was completed involving the issuance of 9,550,000 units at a price of $0.10 per unit for gross proceeds of $955,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the Company for $0.12 until April 12, 2007 and thereafter at $0.15 per share until August 12, 2008. Finder fees of $21,800 were paid in connection with this offering. Participants in the private placement included three U.S. investors, two of which relied on the Accredited Investor Exemption (category 13) for participation and one of which relied on the U.S. Accredited Investor Exemption (categories 13 & 14) for participation.

In November 2006 a private placement financing was completed involving the issuance of 3,000,000 units at a price of $0.10 per unit for gross proceeds of $300,000. Each unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the Company for $0.12 until November 17, 2007 and thereafter at $0.15 per share until November 17, 2008. There were no finder fees paid in connection with this offering. No U.S. investors participated in this private placement.

In March 2007 a private placement financing was completed involving the issuance of 487,572 units at a price of $0.35 per unit for gross proceeds of $170,650. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the Company for $0.40 until March, 2008. There were no finder fees paid in connection with this offering. No U.S. investors participated in this private placement.

The Company’s shares were listed for trading on the Frankfurt Stock Exchange under the symbol “L09”. The Company's international ISIN number is CA 5279011020. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the company's common shares in Euros.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

Year Ended	March 31, 2007	March 31, 2006	March 31, 2005
Revenue	$ —	$ —	$ —
Loss before other items	(428,530)	(483,466)	(163,779)
Loss for the year	(236,819)	(429,992)	(62,155)
Loss per share	(0.01)	(0.02)	(0.00)
Total Assets	1,747,631	1,526,119	788,878
Total Liabilities	163,429	315,488	297,509
Working Capital	533,596	612,730	139,626

The Company’s loss before other items since fiscal year 2005 has increased primarily because of stock-based compensation that was charged in the two most recent years compared to nil in 2005. As well, the Company has become increasingly more active in exploration which results in higher administration costs. To accommodate the increase in administrative demands, the Company has changed administrative service providers and participates to a larger degree in an overhead cost sharing agreement.

Total assets have increased each year since 2005 but the reasons are different for 2006 and 2007. The Company had more cash on hand at the end of 2006 due to a private placement financing that was taking place at year end whereas 2007 had less cash but significantly more investment in resource properties. The decrease in liabilities between 2006 and 2007 is largely due to the Company settling amounts owing to related parties that had accumulated from the current and prior periods. The Company remains free of interest bearing debt and has no long-term liabilities.

Fiscal year ended March 31, 2007 compared to fiscal year ended March 31, 2006

Loss for the year ended March 31, 2007 was $236,819 compared to the loss of $429,992 for the year ended March 31, 2006, a decrease of $193,173. As was the case with the fourth quarter comparison, an income tax recovery of $183,907 recorded at fiscal 2007 year end is the reason that the loss decreased so significantly. Interest income increased from $11,466 in the 2006 fiscal year to $14,071 in the 2007 fiscal year due to more cash being held in an interest bearing bank account. There was also a recovery of $45,664 on mineral property costs in the 2006 fiscal year compared to $3,712 in the current year. The Company also had to record a write-down of $9,979 against investments in the current year due to the fair market value of some securities falling below the book cost. The balance of the loss increase before the income tax recovery is taken into account is due to higher general and administrative expenses.

General and administrative expenses totaled $428,530 for the year ended March 31, 2007 with a comparative expense of $483,466 for the year ended March 31, 2006, a decrease of $54,936. There were cost increases of $11,305 in consulting and management fees, $8,290 in compliance listings and transfer agent fees, $14,577 in general exploration, $30,388 in shareholder relations and promotion and $22,461 in travel and automotive. Compliance listings and transfer agent fees were higher due to private placements occurring in the current year but not in the 2006 fiscal year. Other administrative expenses were higher for the same reasons described in the fourth quarter comparison in addition to an adjustment to a flow-through share issuance resulting in additional legal fees and amounts paid to the Canada Revenue Agency. Cost decreases in the current year were experienced in office occupancy and miscellaneous costs of $34,775, professional fees of $2,533, salaries and benefits of $9,034 and stock-based compensation of $95,315.

During the year ended March 31, 2007, 1,525,000 (2006 – 2,305,000) stock options were granted, which resulted in a charge to operations totaling $96,000 compared to $191,315 in 2005. The fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.65%, dividend yield of 0%, expected life of 3 years and a volatility factor of 72.34%.

Fiscal year ended March 31, 2006 compared to fiscal year ended March 31, 2005

General and administrative expenses increased by $319,687 from $163,779 for the fiscal year ended March 31, 2005 to $483,466 for the fiscal year ended March 31, 2006. The primary sources for the increase in costs were stock-based compensation, office occupancy and miscellaneous cost, consulting and management fees, and professional fees, which increased $191,315, $50,071, $30,000 and $25,697 respectively.

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

Other significant increases in the general administrative expenses were in corporate and administrative services and shareholder relations and promotion costs of $8,300 and $7,877 respectively. These expenses increased as a result of the increased financing and corporate activities including conducting a $955,000 financing, listing the Company’s shares on the Frankfurt Exchange, increased corporate and regulatory requirements and a more aggressive approach to investor awareness.

Inflation

Historically, inflation has not affected the Company’s business in the current locations where it is doing business and the Company does not expect it to affect the Company’s operations in the future.

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

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at March 31, 2007 the Company had working capital of $533,596 including flow-through funds of $96,132 that still needs to be expended.

In November 2006 the Company completed a tax flow-through private placement for proceeds of $300,000 by issuing 3,000,000 units at a price of $0.10 per unit. $297,000 was restricted in use for (“CEE”) under Canadian income tax legislation and as of June 30, 2007 the balance remaining to be expended is approximately $15,000.

The Company also completed two other non-flow-through private placements during the 2007 fiscal year. The first one issued 9,550,000 units at a price of $0.10 per unit for proceeds of $955,000 less share issuance costs of $21,800. The second private placement issued 487,572 units at price of $0.35 per unit for proceeds of $170,650.

The Company believes it has sufficient working capital to meet its current obligations and operating expenses to the end of the fiscal year.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

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

The following is a list of our directors and senior management as at September 6, 2007. The directors were re-elected by the Shareholders on September 6, 2007 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

WILLIAM GLASIER Director	Mining executive; President of Mill Bay Ventures Inc., Director of Bralorne Gold Mines Ltd.	May 22, 1990
WILLIAM D. LOVE Director	Geological and Investment Consultant; Vice President of Business Development for Sage Gold Inc.	March 14, 2005
FLORIAN RIEDL-RIEDENSTEIN Director	Independent Financial Consultant; Director of Bralorne Gold Mines Ltd.	April 4, 1996
LOUIS WOLFIN Director, Chairman of the Board and Chief Executive Officer	Mining Executive; President and Director of Coral Gold Resources Ltd and Cresval Capital Corp.; Director of Avino Silver & Gold Mines Ltd., Bralorne Gold Mine Ltd., and Berkley Resources Inc.	September 26, 1978
GARY ROBERTSON Director and Chief Financial Officer	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Mill Bay Ventures Inc., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005 Last year
RON TREMBLAY Director and President	President of Stone’s Throw Capital Corp.	September 7, 2006
DAVID WOLFIN (1) Director and V.P Finance

President and Director of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd., Director and V.P. Finance of Berkley Resources Ltd. and Bralorne Gold Mines; Director of Coral Gold Resources Ltd., Mill Bay Ventures Ltd, and Cresval Capital Corp.

November 23, 2006

VICTOR CHEVILLON Director	Certified Professional Geologist, President of Chevillon Exploration Consulting	September 6, 2007(2)
VILMA (MIMY) FERNANDEZ-MALDONADO CORPORATE SECRETARY	Corporate Secretary of Avino Silver & Gold Mines Ltd., Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd. and Mill Bay Ventures Inc.	September 6, 2007(3)

(1) David Wolfin is the son of Louis Wolfin

(2) Victor Chevillon was elected at the Annual General Meeting held as an officer on September 6, 2007

(3) Mimy Fernandez-Maldonado was appointed as corporate secretary on September 6, 2007

B.	Compensation

During the fiscal year ended March 31, 2007 the Company paid $26,000 for accounting and corporate services to Dawn Pacific Management Ltd. a private company owned by Andrea Regnier, former director and former secretary of the Company; $104,697 for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp., a private company owned by the Company and five other reporting issuers having common directors; $348,403 for drilling services from ABC Drilling Services Inc., a private drilling company with common management; $29,706 for exploration service expenses from Bralorne Gold Mines Ltd., a public company with common directors and management; $13,930 for consulting services to Wear Wolfin Designs Ltd., a company controlled by Matt Wayrynen, former V.P. Corporate Communications of the Company; $12,500 for management fees to Stone’s Throw Capital Corp., a private company controlled by Ron Tremblay, Director and President of the Company; $15,000 for management fees to Intermark Capital Corp., a private company controlled by David Wolfin, Director and V.P. Finance of the Company; and $2,147 for services as an officer to Connie Lillico, Secretary of the Company until July 31, 2007.

During the fiscal year ended March 31, 2007, incentive stock options were granted to directors and other insiders of the Company and are outstanding to purchase an aggregate of 550,000 common shares at a price of $0.21 per share exercisable on or before April 25, 2011; 200,000 shares of the Company at a price of $0.10 per share exercisable on or before October 2, 2011; and 125,000 shares of the Company at a price of $0.18 per share exercisable on or before January 26, 2012, none of which have been exercised.

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer, Chief Financial Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000 (the “Named Executive Officers”) during the fiscal year ended March 31, 2007.

SUMMARY COMPENSATION TABLE(1)

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG TERM COMPENSATION	ALL OTHER COMPENSATION ($)
		SALARY(2)	BONUS	OTHER	SHARES UNDER OPTION(3)
LOUIS WOLFIN	2007	-	-	-	-	-
President, Chief Executive	2006	-	-	-	500,000	-
Officer and Director	2005	-	-	-	-	-

GARY ROBERTSON	2007	-	-	-	300,000	-
Chief Financial Officer	2006	-	-	-	-	-
	2005	-	-	-	-	-

ANDREA REGNIER (4)	2007	-	-	-		$26,000
Former Corporate Secretary,	2006	-	-	-	150,000	$26,300
Chief Financial Officer and	2005	-	-	-	-	$18,172
Director

(1)	Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in this table.
(2)	No employee earned in excess of $150,000.
(3)	Represents total common shares under options as of the end of the fiscal year.
(4)	Ms. Regnier ceased to be a director and officer of the Company on November 29, 2006.

During the most recent fiscal year, stock options have been granted to the Named Executive Officers as follows:

Name of Executive Officer	Securities Under Option Granted	Percentage of Total Options Granted to Employees in Financial Year (%)	Executive or base Price ($/Security)	Market Value of Securities underlying Options on Date of Grant ($)	Expiration Date
Gary Robertson	200,000	5.82	0.21	0.20	April 25, 2011
	50,000	1.46	0.10	0.105	October 1, 2011

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed during the most recently completed financial year ended March 31, 2007.

Options and Stock Appreciation Rights (SARs)

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted, up to 10% of the Company’s issued and outstanding common shares at the time of grant of stock options under the Stock Option Plan. To date, stock options to purchase a total of up to 3,340,000 shares have been granted and remain outstanding under the Plan, leaving options for 1,018,948 shares available for issuance.

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

The corporate governance committee currently consists of two directors (William Glasier and Ron Tremblay). Mr. Glasier is an unrelated director. It is intended that this committee will eventually be comprised solely of unrelated and independent directors.

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

The audit committee currently consists of three directors William Love, Florian Riedl-Riedenstein, and William Glasier) all of whom are unrelated and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. We intend to maintain this committee comprised solely of unrelated directors.

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

The committee consists of one unrelated directors (William Love) and two related director (Louis Wolfin and Gary Robertson). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

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

D.	Employees

We have no employees at this time.

E.	Share Ownership

The following table sets forth the share ownership of our directors and officers as of October 2, 2007.

	Common Shareholdings		Options To Purchase Common Shares
Name of Beneficial Owner	Number of Shares Held	% of all Issued Shares	Number of shares under option Held	Exercise Price per Share	Grant Date	Expiry Date
William Glasier	322,381	0.74%	150,000	$0.10	April 6, 2005	April 5, 2010
William Love		-	150,000	$0.10	April 6, 2005	April 5, 2010
David Wolfin	454,000	1.04%	150,000	$0.10	April 6, 2005	April 5, 2010
Florian Riedl-Riededstein	-	-	150,000	$0.10	April 6, 2005	April 5, 2010
Gary Robertson	350,000	0.80%	200,000 50,000	$0.21 $0.10	April 26, 2006 Oct. 2, 2006	April 25, 2011 Oct. 1, 2011
Louis Wolfin	3,132,093	7.18%	500,000	$0.10	April 6, 2005	April 5, 2010
Ron Tremblay	8,391,000	19.24%	350,000 150,000	$0.21 $0.10	April 26, 2006 Oct. 2, 2006	April 25, 2011 Oct. 1, 2011
Victor Chevillon	36,000	0.08%	100,000	$0.35	Sep. 14, 2007	Sep. 13, 2012
Mimy Fernandez-Maldonado		-	25,000	$0.35	Sep. 14, 2007	Sep. 13, 2012

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at October 2, 2007 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class
Louis Wolfin	3,132,093	7.18%
Ron Tremblay	8,391,000	19.24%
All Officers and Directors as a Group (6 persons)	12,685,474	29.09%

B.	Related Party Transactions

During the fiscal year ended March 31, 2007:

(a)	$26,000 (2006 - $26,300) was paid for accounting and corporate services to a private company owned by a former director and former secretary of the Company;

(b)

$104,697 (2006 - $59,540) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(c)	$348,403 (2006 - $114,854) was charged to the Company for drilling services from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company with common management;

(d)	$29,706 (2006 - $6,524) was charged to the Company for exploration service expenses from Bralorne Gold Mines Ltd., a public company with common Directors and management;

(e)	$13,930 (2006 - $30,000) was paid for consulting services to a private company controlled by a director of a related company;

(f)	$12,500 (2006 - $Nil) was paid for management fees to a private company controlled by a Director and officer of the Company; and

(g)	$15,000 (2006 - $30,000) was paid for management fees to a private company controlled by a Director and officer of the Company.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The amount due from a related party consists of $12,391 (2006 - $94,153) owing from ABC Drilling which is the balance of an advance towards drilling services. Amounts due are without stated terms of interest or repayment.

Amounts due to related parties include $32,256 (2006 - $115,719) owed to Oniva, $68,069 (2006 - $61,317) owed to two public companies related by way of common Directors, and $3,639 (2006 - $61,250) owed to three private company’s controlled by directors of the Company. Amounts due are without stated terms of interest or repayment.

Levon has an investment in Mill Bay Ventures Inc. consisting of 348,978 common shares and a value of $27,978 and in Avino Silver & Gold Mines Ltd. consisting of 4,200 common shares and a value of $1,554. These companies are related by way of common directors and/or common management.

Levon entered into an agreement, dated August 23, 2003, to receive accounting and general corporate services at a rate of $1,500 per month and subsequently increased to $2,500 per month with Dawn Pacific Management Ltd., a private company owned by the former Secretary and a Director. The agreement was for an initial term of one year and could be renewed at the end of its term or renewal term for further successive annual terms until such time that either party has given notice of termination in writing at least 30 days prior to the end of a term. This agreement was terminated as of December 31, 2006. During the year, Levon paid $26,000 (2006: $26,300) under the agreement.

None of our directors, executive or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to Levon at any time since our last completed financial year.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report.
•	Balance Sheet for years ended March 31, 2007 and 2006.
•	Statement of Operations and Deficit for the years ended March 31, 2007, 2006 and 2005.
•	Statement of Cash flows for the years ended March 31, 2007, 2006 and 2005.
•	Notes to Financial Statements for the years ended March 31, 2007, 2006 and 2005.

Dividend Policy

Levon has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Price History of Stock

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the pink sheets, under the symbol "LVNVF".

As of October 2, 2007, there were 403 holders of record in the United States holding 2,481,837 of Levon’s common shares representing 69.60% of the total number of shareholders, and approximately 5.69 % of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

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

	TSX Venture Exchange/NEX (Canadian Dollars)
Last Five Fiscal Years	High	Low
2007	0.240	0.090
2006	0.165	0.050
2005	0.120	0.060
2004	0.190	0.070
2003	0.205	0.050
2006-2007	High	Low
Fourth Quarter ended March 31, 2007	0.200	0.115
Third Quarter ended December 31, 2006	0.130	0.090
Second Quarter ended September 30, 2006	0.145	0.090
First Quarter ended June 30, 2006	0.240	0.110
2005-2006	High	Low
Fourth Quarter ended March 31, 2006	0.145	0.080
Third Quarter ended December 31, 2005	0.050	0.011
Second Quarter ended September 30, 2005	0.090	0.060
First Quarter ended June 30, 2005	0.115	0.070
Last Six Months	High	Low
September 2007	0.300	0.250
August 2007	0.260	0.170
July 2007	0.290	0.220
June 2007	0.250	0.205
May 2007	0.265	0.210
April 2007	0.290	0.185

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

C.	Material Contracts

The Company entered into an agreement dated August 20, 2007 with Aspen Agency Limited (“Aspen”) of London, England, to direct a corporate investor relations program throughout Europe, with a significant focus on the German equities market pursuant to which Aspen shall be paid a fee of US$100,000, payable in full upon approval of the TSX Venture Exchange. The initial term of the agreement is sixteen weeks and may be extended upon mutual consent of the parties. The agreement may be terminated by either party upon 15 days written notice and was accepted for filing by the TSX Venture Exchange on September 4, 2007.

Except as otherwise disclosed in this annual report, the Company has not entered into any other material contracts.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Levon because of limitations in size and number of staff. The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The independent auditor for the last three fiscal years was Smythe Ratcliffe, Chartered Accountants.

Audit Fees

The aggregate fees billed by the Company’s independent auditors for professional services rendered for the audit of the Company’s annual financial statements on Form 20-F for the fiscal year ended March 31, 2007 was $19,500, and March 31, 2006 was $15,000.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements for the fiscal year ended March 31, 2007 was $Nil and March 31, 2006 was $3,800.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended March 31, 2007 was $Nil and March 31, 2006 was $Nil. The services comprising these fees include compliance service with respect to Canadian filings and lend assistance to U.S. tax prepares.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by our independent auditors for the fiscal year ended March 31, 2007 was $6,300 and March 31, 2006 was $Nil.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors Report.	51
Balance Sheets	52
Statements of Operations and Deficit	53
Statements of Cash Flows	54
Notes to Financial Statements	55 thru 77

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.
13.1	Certificate under section 906 Principal Executive Officer
13.2	Certificate under section 906 Principal Financial Officer

* Previously filed

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: October 15, 2007

LEVON RESOURCES LTD.

By: /s/ Ron Tremblay
Ron Tremblay, President
(Principal Executive Officer)

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Financial Statements

March 31, 2007, 2006 and 2005

(Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Levon Resources Ltd. are the responsibility of the Company’s management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best current estimates.

Management has developed and maintains a system of internal control to ensure that the Company’s assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for these financial statements principally through its Audit Committee. The Audit Committee meets periodically with management and the auditors to review the financial statements and the results of audit examinations.

Smythe Ratcliffe LLP, Chartered Accountants, have audited the financial statements and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Louis Wolfin”

.............................................

Louis Wolfin, Director

Vancouver, British Columbia

July 27, 2007

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. as at March 31, 2007 and 2006 and the statements of operations and deficit and cash flows for the years ended March 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 15 to these financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 27, 2007

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the financial statements. Our report to the shareholders dated July 27, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 27, 2007

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Balance Sheets

March 31

(Canadian Dollars)

	2007	2006

ASSETS
Current
Cash	$ 628,599	$ 734,523
Accounts receivable and prepaid expenses	26,562	60,090
Investments (note 5)	29,473	39,452
Due from related party (note 11)	12,391	94,153

	697,025	928,218
Security Deposits (note 6)	34,117	45,912
Investment in and Expenditures on Resource Properties (note 7)	1,012,187	549,051
Office Equipment (note 9)	4,302	2,938

	$ 1,747,631	$ 1,526,119

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 59,465	$ 77,202
Due to related parties (note 11)	103,964	238,286

	163,429	315,488

SHAREHOLDERS’ EQUITY
Capital Stock (note 10)	22,160,953	20,883,010
Subscription Receivable	-	(10,000)
Paid Share Subscriptions	-	805,253
Contributed Surplus (note 10(g))	319,015	191,315
Deficit	(20,895,766)	(20,658,947)

	1,584,202	1,210,631

	$ 1,747,631	$ 1,526,119

Nature of Operations and Basis of Presentation (note 1)

Commitment (note 14)

Approved on behalf of the Board:

“Louis Wolfin”

......................................................... Director

Louis Wolfin

“Ron Tremblay”

......................................................... Director

Ron Tremblay

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Statements of Operations and Deficit

Years Ended March 31

(Canadian Dollars)

	2007	2006	2005

Expenses
Consulting and management fees	$ 71,305	$ 60,000	$ 30,000
Compliance listings and transfer agent fees	33,586	25,296	27,873
Corporate and administrative services	26,000	26,300	18,000
General exploration	14,577	-	-
Office occupancy and miscellaneous	44,246	79,021	28,950
Professional fees	42,915	45,448	19,751
Salaries and benefits	24,584	33,618	24,237
Shareholder relations and promotion	48,141	17,753	9,876
Stock-based compensation	96,000	191,315	-
Travel and automotive	27,176	4,715	5,092

Loss Before Other Items	(428,530)	(483,466)	(163,779)

Other Items
Recovery of mineral property costs	3,712	45,664	6,428
Interest income	14,071	11,466	421
Write-down of investments	(9,979)	-	-
Write-off of property and equipment	-	-	(6,700)
Write-down of investment in and expenditures on resource properties	-	(3,656)	-

Loss Before Income Tax Recovery	(420,726)	(429,992)	(163,630)

Income tax recovery	183,907	-	101,475

Net Loss for Year	(236,819)	(429,992)	(62,155)

Deficit, Beginning of Year, as Previously Reported	(20,629,388)	(20,228,955)	(20,166,800)

Prior period adjustment (note 4)	(29,559)	-	-

As Restated, Beginning of Year	(20,658,947)	(20,228,955)	(20,166,800)

Deficit, End of Year	$ (20,895,766)	$ (20,658,947)	$(20,228,955)

Loss Per Share	$(0.01)	$(0.02)	$(0.00)

Weighted Average Number of Common Shares Outstanding	37,710,637	25,965,033	21,838,576

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Statements of Cash Flows

March 31

(Canadian Dollars)

	2007	2006	2005

Operating Activities
Net loss	$ (236,819)	$ (429,992)	$ (62,155)
Items not involving cash
Amortization	805	786	3,747
Write-down of investments	9,979	-	-
Write-down of investment in and expenditures on resource properties	-	3,656	-
Write-off of property and equipment	-	-	6,700
Stock-based compensation	131,300	191,315	-
Income tax recovery on flow-through share renunciations	(183,907)	-	(101,475)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	33,528	(47,642)	(2,883)
Accounts payable and accrued liabilities	(17,737)	(20,822)	26,303
Due to (from) related parties	(52,560)	78,148	(94,768)

Cash Used in Operating Activities	(315,411)	(224,551)	(224,531)

Investing Activities
Investment in and expenditures on resource properties	(463,136)	(102,598)	(284,187)
Purchase of equipment	(2,169)	(1,364)	-
Security deposits	11,795	6,048	1,509

Cash Used in Investing Activities	(453,510)	(97,914)	(282,678)

Financing Activities
Issue of capital stock for cash, net of issue costs	662,997	-	494,880
Share subscriptions received	-	805,253	-

Cash Provided by Financing Activities	662,997	805,253	494,880

Inflow (Outflow) of Cash	(105,924)	482,788	(12,329)

Cash, Beginning of Year	734,523	251,735	264,064

Cash, End of Year	$ 628,599	$ 734,523	$ 251,735

Supplemental Cash Flow Information
Shares issued as finders’ fee	$ -	$ -	$ 14,900
Shares issued for debt settlement	$ -	$ 152,686	$ -
Interest paid	$ -	$ -	$ -

See notes to financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

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

These financial statements have been prepared based on accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2007, the Company had working capital of $533,596, which may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

Certain comparative balances have been reclassified to conform to current year accounting policies and financial statement presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Investments

Investments are recorded at the lower of their written down value and market on an individual investment basis.

(b)	Investment in and expenditures on resource properties

The Company capitalizes the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit-of-production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties with any excess included in operations. Write-downs due to impairment in value are charged to operations.

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

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Amortization

Amortization is calculated on a declining-balance basis at the following annual rate:

Furniture and equipment	- 20%

(d)	Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. A valuation allowance is provided to reduce the asset to the net amount management estimates to be reasonable to carry as a future income tax asset.

(e)	Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive.

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income taxes. Although management believes its estimates are reasonable, actual results could differ from those estimates and would impact future results of operations and cash flows.

(g)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense over the vesting period, and a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred to capital stock.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

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

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability and a reduction to capital stock at the time of renunciation.

3.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, accounts receivable and prepaid expenses, security deposits, accounts payable and accrued liabilities, and amounts due to or from related parties approximate their fair values because of the short-term maturity of these financial instruments.

The fair values of investments as determined by approximate quoted market values are disclosed in note 5.

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

4.	PRIOR PERIOD ADJUSTMENT

During the year ended March 31, 2007, the Company discovered that there were general and administrative expenses totalling $29,559 that were not recorded in prior periods. The financial statements have been retroactively adjusted to reflect this error.

5.	INVESTMENTS

	2007		2006
	Number		Number
	of shares	Amount	of shares	Amount

Mill Bay Ventures Inc.
(market $27,918, 2006 - $48,857)	348,978	$ 27,918	348,978	$ 37,897

Avino Silver & Gold Mines Ltd.
(market $9,408, 2006 - $16,800)	4,200	1,554	4,200	1,554

Omega Equities Corp.
at nominal value	57,000	1	57,000	1
	410,178	$ 29,473	410,178	$ 39,452

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

As at March 31, 2007, the market value of the Mill Bay securities was less than the book value therefore a write-down of $9,979 was recorded.

6.	SECURITY DEPOSITS

The security deposits are held by the Company's banks as a condition of various reclamation permits. It is management’s opinion that ARO cannot be determined at this time and therefore no liabilities have been recorded (note 8).

7.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

		Gold		Ruf and
	Congress	Bridge	Eagle	Norma Sass	Wayside	Total
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))

Balance, March 31, 2005	$ 87,903	$ 209,516	$ 1	$ 2	$ 1	$ 297,423
Deferred exploration costs
Administration	(2,700)	-	-	-	-	(2,700)
Assays	4,975	233	-	-	2,876	8,084
Assessment and filing fees	1,525	577	-	-	-	2,102
Consulting	10,733	491	-	-	-	11,224
Drafting and mapping	4,936	-	-	-	-	4,936
Drilling	114,853	1,739	-	-	-	116,592
Equipment rental	24,701	10,142	-	-	-	34,843
Fuel	1,325	-	-	-	-	1,325
Geological and management services	20,022	2,822	-	-	2,257	25,101
Meals and accommodation	550	-	-	-	-	550
Metallurgical testing	4,879	-	-	-	-	4,879
Mobilization and demobilization	4,087	-	-	-	-	4,087
Permits	1,085	-	-	-	-	1,085
Trenching	22,709	6,105	-	-	3,855	32,669
Wages and benefits	4,290	2,461	-	-	100	6,851

Balance, March 31, 2006	$ 305,873	$ 234,086	$ 1	$ 2	$ 9,089	$ 549,051

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

7.     INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

		Gold		Ruf and
	Congress	Bridge	Eagle	Norma Sass	Wayside	Total
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))

Balance, March 31, 2006	$ 305,873	$ 234,086	$ 1	$ 2	$ 9,089	$ 549,051
Deferred exploration costs
Assays	5,118	5,582	-	-	-	10,700
Assessment, permits and filing fees	2,981	488	-	-	-	3,469
Consulting	18,469	5,894	-	-	-	24,363
Drafting and mapping	6,892	-	-	-	-	6,892
Drilling	356,481	-	-	-	-	356,481
Equipment rental	2,090	-	-	-	-	2,090
Fuel	6,543	-	-	-	-	6,543
Geological and management services	39,928	2,769	-	-	-	42,697
Metallurgical testing	3,168	-	-	-	-	3,168
Prospecting	6,733	-	-	-	-	6,733

Balance, March 31, 2007	$ 754,276	$ 248,819	$ 1	$ 2	$ 9,089	$ 1,012,187

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

7.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

(a)	Congress claims

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

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. In 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008.

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

On September 1, 2003, the option agreement was amended such that the $100,000 in expenditures and the 100,000 common shares due on or before December 17, 2003 was deferred until December 17, 2004. The Company received the shares during fiscal 2006 and Mill Bay incurred the required exploration on the property to earn the 50% interest in the property.

During fiscal 2006, exploration activities recommenced.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

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

In 2003, the Company acquired from Coral Resource Inc. (“Coral”) an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”) in consideration of cash payments to Coral of $350,292 (paid) and 300,000 common shares (issued) of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

During fiscal 2005, Coral and the Company (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“AGE”) wherein the Companies granted AGE an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Execution of the Agreement (October 12, 2004)	$25,000	13,000 feet of drilling
First anniversary	$30,000	15,000 feet of drilling
Second anniversary	$50,000	17,000 feet of drilling
Third anniversary	$75,000
Fourth anniversary	$75,000
Fifth anniversary	$150,000

Under the terms of the Agreement, 13,000 feet of exploration drilling was completed. The initial and first anniversary advance royalty payments have been received. During fiscal 2007 and prior to the second anniversary of the agreement, AGE decided not to commit to a further 15,000 feet of drilling or pay the $50,000 royalty payment, thereby terminating the agreement.

(e)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia. In 2002, the Company wrote-down the expenditures related to the claims resulting in a charge to operations of $42,119. During fiscal 2006, with equity funding available, the Company recommenced exploration on the property.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

7.    INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

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

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

8.	ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2007, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on operating results cannot be determined at this time, it could be material for any one-quarter or year.

9.	OFFICE EQUIPMENT

	2007			2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Furniture and equipment	$ 31,337	$ 27,035	$ 4,302	$ 29,168	$ 26,230	$ 2,938

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

10.	CAPITAL STOCK

(a)	Authorized: 100,000,000 common shares without par value

(b)	Issued

	Shares	Amount

Balance, March 31, 2005	25,760,058	$ 20,730,324
Share issuances
For debt at $0.10	1,526,853	152,686

Balance, March 31, 2006	27,286,911	20,883,010
Share issuance
For cash at $0.10 (note 10 (c)(i))	9,550,000	955,000
For cash at $0.10 (note 10 (c)(ii))	3,000,000	300,000
For cash at $0.35 (note 10 (c)(iii))	487,572	170,650
Exercise of warrants	420,000	50,400
Exercise of options	40,000	4,000
Transferred from contributed surplus on exercise of stock options	-	3,600
Share issues costs	-	(21,800)
Income tax recovery on flow-through shares	-	(183,907)

Balance, March 31, 2007	40,784,483	$ 22,160,953

(c)	During 2007, the following private placements occurred:

(i)

The Company issued 9,550,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 per share until April 12, 2007 and at $0.15 per share until April 12, 2008. The Company paid finders’ fees of $21,800 in connection with this financing.

(ii)

The Company issued 3,000,000 units at a price of $0.10 per unit. Each unit consists of one flow-through common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 per share until November 17, 2007 and at $0.15 per share until November 17, 2008. The renunciation of expenditures related to flow-through shares resulted in an income tax recovery of $183,907 charged to capital stock and a reduction of the tax loss carry-forward benefit, which is reduced to nil by a valuation allowance. The Company paid no finders’ fees in connection with this financing.

(iii)

The Company issued 487,572 units at a price of $0.35 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 per share until March 30, 2008. The Company paid no finders’ fees in connection with this financing.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

10.  CAPITAL STOCK (Continued)

(d)	Shares for debt

During the year ended March 31, 2006, the Company entered into shares for debt agreements with two related parties. The Agreements provided for the issuance of 1,526,851 common shares (issued) at a deemed value of $0.10 per share in settlement of $152,685 of debts.

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

Details of the status of the Company's stock options as at March 31, 2007 and 2006 and changes during the years then ended are as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options, beginning of year	2,305,000	$ 0.10	-	-
Granted	1,525,000	$ 0.19	2,305,000	$ 0.10
Exercised	(40,000)	$ 0.10	-	-
Cancelled	(355,000)	$ 0.12	-	-

Options outstanding and exercisable,
end of year	3,435,000	$ 0.14	2,305,000	$ 0.10

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options. During the year ended March 31, 2007, 1,525,000 (2006 - 2,305,000) options were granted, which resulted in a charge to operations totaling $96,000 (2006 - $191,315).

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(e)	Stock options (Continued)

The fair value of each option granted is calculated using the following weighted average assumptions:

	2007	2006

Expected life (years)	3	3
Interest rate	3.65%	3.00%
Volatility	72.34%	119.00%
Dividend yield	0.00%	0.00%

As at March 31, 2007 and 2006, the following share purchase options were outstanding:

	Exercise	Number of Options
Expiry Date	Price	2007	2006

April 5, 2010	$0.10	1,985,000	2,305,000
April 25, 2011	$0.21	925,000	-
October 2, 2011	$0.10	275,000	-
January 26, 2012	$0.18	250,000	-

		3,435,000	2,305,000

(f)	Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2007 and 2006 and changes during the years ended on those dates is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding and exercisable, beginning of year	5,200,000	$0.42	5,200,000	$0.15
Issued	13,037,572	$0.13	-	-
Exercised	(420,000)	$0.12	-	-
Expired	(5,200,000)	$0.15	-	-

Warrants outstanding and exercisable, end of year	12,617,572	$0.13	5,200,000	$0.42

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

10.  CAPITAL STOCK (Continued)

(f)	Share purchase warrants (Continued)

As at March 31, 2007 and 2006, the following share purchase warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2007	2006

December 31, 2006	$0.15	-	5,200,000
April 12, 2007/2008	$0.12/$0.15	9,130,000	-
November 17, 2007/2008	$0.12/$0.15	3,000,000	-
March 30, 2008	$0.40	487,572	-

		12,617,572	5,200,000

(g)	Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2007	2006

Contributed surplus, beginning of year	$ 191,315	$ -
Value of stock options granted during the year	96,000	191,315
Value of stock options issued for services	35,300	-
Value of stock options exercised	(3,600)	-

Contributed surplus, end of year	$ 319,015	$ 191,315

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

During the fiscal year ended March 31, 2007:

(a)	$26,000 (2006 - $26,300; 2005 - $18,172) was paid for accounting and corporate services to a private company owned by a former director and former secretary of the Company;

(b)

$104,697 (2006 - $59,540; 2005 - $65,988) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(c)	$348,403 (2006 - $114,854; 2005 - $Nil) was charged to the Company for drilling services from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company with common management;

(d)	$29,706 (2006 - $6,524; 2005 - $1,520) was charged to the Company for exploration services from Bralorne Gold Mines Ltd., a public company with common directors and management;

(e)	$13,930 (2006 - $30,000; 2005 - $15,000) was paid for consulting services to a private company controlled by a director of a related company;

(f)	$12,500 (2006 - $Nil; 2005 - $Nil) was paid for management fees to a private company controlled by a director and officer of the Company; and

(g)	$15,000 (2006 - $30,000; 2005 - $15,000) was paid for management fees to a private company controlled by a director and officer of the Company.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party.

The amount due from a related party consists of $12,391 (2006 - $94,153) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without stated terms of interest or repayment.

Amounts due to related parties include $32,256 (2006 - $115,719) owed to Oniva, $68,069 (2006 - $61,317) owed to two public companies related by way of common directors, and $3,639 (2006 - $61,250) owed to three private companies controlled by directors of the Company. Amounts due are without stated terms of interest or repayment.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

12.	INCOME TAXES

The components of income taxes are as follows:

	2007	2006

Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$ 7,991,000	$ 8,060,000
Excess of undepreciated capital cost over net book value of fixed assets	478,000	354,000
Exploration expenditures for Canadian purposes
Unused earned depletion base	675,000	675,000
Unused cumulative Canadian exploration expenses	2,901,000	2,976,000
Unused cumulative Canadian development expenses	2,127,000	2,127,000
Unused cumulative foreign exploration and development expenses	707,000	707,000

	14,879,000	14,899,000
Approximate Canadian tax rate	34.12%	34.12%

	5,076,715	5,083,539
Valuation allowance	(5,076,715)	(5,083,539)

	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

12.  INCOME TAXES (Continued)

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2008	$ 122,000
2009	129,000
2010	111,000
2011	118,000
2015	174,000
2016	6,926,000
2027	257,000
2028	154,000

$ 7,991,000

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

	34.12%	34.12%

Income tax benefit computed at Canadian statutory rates	$ (80,803)	$ (136,628)
Permanent differences	32,983	64,458
Temporary differences not recognized in year	(3,394)	(5,824)
Unrecognized tax losses	(132,693)	77,994

Income tax provision (recovery)	$ (183,907)	$ -

Cash, exploration funds

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration and are restricted to Canadian Exploration Expenditures (“CEE”) under Canadian income tax legislation.

During fiscal 2007, the Company raised $297,000 from the issue of flow-through shares and has renounced this amount to the purchasers. As at March 31, 2007, the amount of flow-through proceeds remaining to be expended by the Company on CEE is approximately $96,132.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

13.	SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Specific information pertaining to the Company’s mineral properties is disclosed in note 7.

14.	COMMITMENT

On November 9, 2006, the Company entered into a corporate communications services agreement with Investor Relations Group Inc., a European communications firm, to provide investor communication services in Europe. The Company has agreed to pay $2,000 per month plus expenses for an initial term of 12 months, which may be extended for a further period.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)	Recent US accounting pronouncements

(i)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(ii)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(iii)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)	Recent US accounting pronouncements (Continued)

(iv)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(v)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b)	Resource properties

The acquisition in prior years of certain mining claims located in the Lillooet Mining Division, British Columbia, acquired from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors’ and related companies’ original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (note 2(b)). Under US GAAP all exploration and development expenditures are charged to expenses when incurred.

Under Canadian tax legislation, the Company can renounce resource expenditures and flow-though expenditures to the shareholders. Under Canadian GAAP, the tax effect on renounced reserve expenditures on flow-through share issuances are treated as share issue costs whereas for US GAAP, this treatment is not allowed.

(c)	Marketable securities

Under Canadian GAAP, marketable securities are stated at the lower of their written down value and market value. . For US GAAP purposes, the Company elected to treat its marketable securities as available for sale securities, unrealized gains and losses are included as part of the comprehensive income, realized gains and losses are recognized in earnings in the period they occur.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(d)	Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2007	2006

Total assets for Canadian GAAP	$ 1,747,631	$ 1,526,119
Adjustments to US GAAP
Marketable securities	7,853	26,206
Capitalized mineral expenditures	(1,012,187)	(549,051)
Total assets for US GAAP	$ 743,297	$ 1,003,274

Total liabilities for Canadian GAAP	$ 163,429	$ 315,488
Adjustments to US GAAP	-	-
Total liabilities for US GAAP	$ 163,429	$ 315,488

Total capital stock for Canadian GAAP (note 10(b))	$ 22,160,953	$ 20,883,010
Adjustments to US GAAP
Contributed surplus	319,015	191,315
Congress adjustment (note 15(b))	(1,696,550)	(1,696,550)
Flow-through shares	183,907	-
Total capital stock for US GAAP	$ 20,967,325	$ 19,377,775

Total deficit for Canadian GAAP	$(20,895,766)	$(20,658,947)
Adjustments to US GAAP
Exploration adjustments	(1,012,187)	(549,051)
Congress adjustment (note 15(b))	1,696,550	1,696,550
Flow-through shares	(183,907)	-
Total deficit for US GAAP	$(20,395,310)	$ (19,511,448)

Subscriptions receivable for Canadian and US GAAP	$ -	$ (10,000)

Share subscriptions for Canadian and US GAAP	$ -	$ 805,253

Other comprehensive income per Canadian GAAP	$ -	$ -
Adjustments to US GAAP
Marketable securities adjustments	7,853	26,206
Other comprehensive income per US GAAP	$ 7,853	$ 26,206

Total liabilities, capital stock and shareholders’ deficit for US GAAP	$ 743,297	$ 1,003,274

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(e)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP for the years ended March 31:

	2007	2006	2005

Net loss per Canadian GAAP	$ (236,819)	$ (429,992)	$ (62,155)
Adjustments decreasing (increasing) net loss
Flow-through shares	(183,907)	-	-
Exploration and development expenditures for year	(463,136)	(202,308)	(284,187)

Net loss per US GAAP	$ (883,862)	$ (632,300)	$ (346,342)

Net loss per common share Canadian GAAP - Basic	$(0.01)	$(0.02)	$(0.01)

Net loss per common share for US GAAP	$(0.02)	$(0.02)	$(0.01)

Weighted average number of common shares outstanding (Canadian and US GAAP)	37,710,637	25,965,033	21,838,576

(f)	Comprehensive loss for the years ended March 31:

	2007	2006	2005

Net loss per US GAAP	$ (883,862)	$ (632,300)	$ (346,342)
Differences in fair value of marketable securities	(28,331)	22,273	24,318

Comprehensive loss per US GAAP	$ (912,193)	$ (610,027)	$ (322,024)

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended March 31, 2007, 2006 and 2005

(Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(g)	Statement of cash flows for the years ended March 31:

	2007	2006	2005

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (315,411)	$ (71,865)	$ (224,531)

Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(463,136)	(255,284)	(284,187)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(778,547)	(327,149)	(508,718)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(453,510)	(250,600)	(282,678)

Reclassification of expenditures on mineral property interests	463,136	255,284	284,187

Net cash provided by investing activities of continuing operations in accordance with US GAAP	9,626	4,684	1,509

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	662,997	805,253	494,880

Net increase (decrease) in cash in accordance with Canadian and US GAAP	(105,924)	482,788	(12,329)

Cash, beginning of year in accordance with Canadian and US GAAP	734,523	251,735	264,064

Cash, end of year in accordance with Canadian and US GAAP	$ 628,599	$ 734,523	$ 251,735

16.	SUBSEQUENT EVENTS

(a)	Subsequent to March 31, 2007, there have been 2,485,000 warrants exercised for proceeds of $298,500 and 195,000 stock options exercised for proceeds of $19,500.

(b)	On June 14, 2007, 200,000 stock options were granted to employees and consultants of the Company at a price of $0.35 per share expiring June 14, 2012.

