Form 20-F
period 2008-03-31
LEVON RESOURCES LTD
filed 2008-10-16
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transaction Period from ______________ to ___________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF 1934
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

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding Common Shares as of March 31, 2008 was 44,239,483.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☒
Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒   Item 18 ☐
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

          Levon Resources Ltd., which we refer to as the “Company”, was incorporated under the Company Act of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975, the corporate name was changed to New Congress Resources Ltd. The present name of Levon Resources Ltd. was adopted on January 12, 1983. Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

          In this annual report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we” or “us” refers to Levon Resources Ltd.

          You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Currency

          Unless we otherwise indicate in this Annual Report, all references to “Canadian Dollars”, “CDN$” or “$” are to the lawful currency of Canada and all references to “U.S. Dollars” or “US $” are to the lawful currency of the United States

Forward-looking Statements

          The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company’s plans for its mineral properties which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled “Risk Factors” in Item 3.D., and “Operating and Financial Review and Prospects” in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that deposits may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “does not expect”, “is expected”, “anticipates”, “does not anticipate”, “plans”, “estimates”, or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

Cautionary Note to U.S. Investors Concerning Estimate of Measured, Indicated Mineral Resources and Inferred Resources

          This Annual Report uses the term “measured resources”. We advise U.S. investors that although the term “measured resources” is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission, referred to as the “SEC”, does not recognize it. U.S. investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

          This Annual Report uses the term “inferred resources”. We advise U.S. investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

mineral reserve

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral resources are sub-divided in order of increasing confidence into “probable” and “proven” mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve. The term “mineral reserve” does not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

mineral resource

The estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood. Mineral resources are sub-divided in order of increasing geological confidence into “inferred”, “indicated”, and “measured” categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.

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

          The selected historical financial information presented in the table below for each of the years ended March 31, 2008, 2007, 2006, 2005 and 2004, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2008, 2007 and 2006 are included in this Annual Report. The selected historical financial information for each year ended March 31, 2005 and 2004, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

          The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. The financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial statements in Note 14 is a reconciliation between Canadian GAAP and United States generally accepted accounting principles, which is referred to as “U.S. GAAP”, which differ, among other things, in respect to the recording of deferred exploration expenditures, changes in gains or losses of marketable securities, and recognition of compensation expense upon the issuance of stock options.

          In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year Ended March 31,

	2008	2007	2006	2005	2004

Summary of Operations:
Interest and miscellaneous Income	$11,579	$14,071	$11,466	$421	$12,127
Income tax recovery	—	183,907	—	101,475	—
Expenses General and administrative	(592,925)	(428,530)	(483,466)	(163,779)	(185,348)
Write-down of mining properties		—	(3,656)	—	(6,508)
Write-down property and equipment		—	—	(6,700)	—
Write-down investments	—	(9,979)	—	—	—
Recovery of mineral property costs	—	3,712	45,664	6,428	—
Net Income (loss) for year	(574,757)	(236,819)	(429,992)	(62,155)	(179,729)
Income (loss) per share	(0.01)	(0.01)	(0.02)	(0.00)	(0.01)

	As at March 31,

	2008	2007	2006	2005	2004

Balance Sheet Data:
Total assets	$1,702,235	$1,747,631	$1,526,119	$788,878	$393,092
Cash and term deposits	221,330	628,599	734,523	23,388	156,543
Restricted cash	—	—	—	228,347	107,521
Total liabilities	199,424	163,429	315,488	297,509	232,973
Shareholders’ equity	1,502,811	1,584,202	1,210,631	491,369	160,119

Number of Shares Issued	44,239,483	40,784,483	27,286,911	25,760,058	20,551,058

U.S. GAAP	As at March 31,

	2008	2007	2006	2005	2004

Summary of Operations:
Net Income (loss) per Canadian GAAP	$(574,757)	$(236,819)	$(429,992)	$(62,155)	$(179,729)
Adjustments	(353,534)	(647,043)	(202,308)	(259,869)	(35,507)
Net Income (loss) per U.S. GAAP	(928,291)	(883,862)	(632,300)	(322,024)	(215,236)
Income (loss) per share per U.S. GAAP	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)

	As at March 31,

	2008	2007	2006	2005	2004

Balance Sheet Data:
Total assets under Canadian GAAP	$1,702,235	$1,747,631	$1,526,119	$788,878	$393,092
Adjustments	(1,365,721)	(1,004,334)	(522,845)	(293,493)	(35,381)
Total assets under U.S. GAAP	336,514	743,297	1,003,274	495,385	357,711

Total capital stock under Canadian GAAP	22,620,793	22,160,953	20,883,010	20,730,324	20,326,919
Adjustments	(1,161,694)	(1,193,628)	(1,505,235)	(1,696,550)	(1,696,550)
Total capital stock under U.S. GAAP	21,459,099	20,967,325	19,377,775	19,033,774	18,630,369

Exchange Rates

          The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low

2004	1.3531	1.3105	1.4846	1.2692
2005	1.2788	1.2096	1.3968	1.1774
2006	1.1935	1.1671	1.2704	1.1322
2007	1.1386	1.1529	1.1853	1.0990
2008	1.0327	1.0279	1.1584	0.9170

          The following table sets forth the high and low exchange rate for the past six months. As of September 26, 2008, the exchange rate was CN$1.0349 for each US$1.

Month	High	Low

March 2008	1.0279	0.9798
April 2008	1.0270	1.0025
May 2008	1.0189	0.9844
June 2008	1.0282	0.9942
July 2008	1.0261	1.0016
August 2008	1.0678	1.0253

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company’s properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

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

Uncertainty of exploration and development programs. The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

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

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Acquisitions. The Company undertakes evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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

Uncertainty of continuing as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company’s ability to continue as a going concern. The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company’s common shares are listed on the TSX Venture Exchange, referred to as the “TSX-V”, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2008 fiscal year, the Company’s common share price fluctuated on the TSX Venture Exchange between a low of $0.11 and a high of $0.33. Subsequent to the 2008 fiscal year, the Company’s common share price has fluctuated between a low of $0.08and a high of $0.15. Significant fluctuations in the Company’s common share price is likely to continue, and could potentially increase in the future.

Difficulty for U.S. investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company’s directors and officers are residents of Canada. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended March 31, 2008, we had a net loss of $574,757 and an accumulated deficit on March 31, 2008 of $21,470,523. As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

The Company’s exploration activities are subject to various federal, provincial, state and local laws and regulations. Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety;toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations.Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new operations.Under certain circumstances, the Company may be required to stop its exploration activities once it is started until a particular problem is remedied or to undertake other remedial actions.

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

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s offices are located in Canada, and certain of its mining exploration properties are located in United States, and the Company’s financial results are reported in Canadian Dollars. The Company’s currency fluctuation exposure is primarily to the US Dollar and the Canadian Dollar. The Company has reported a foreign exchange gain of $6,589 in fiscal 2008. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Item 4. Information on the Company

Cautionary Note to U.S. Investors

          We describe our properties utilizing mining terminology such as “measured resources”, “indicated resources” and “inferred resources” that are recognized and required by Canadian regulations but are not recognized by the SEC. U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

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

          We are a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. Our principal business activities have been the exploration of mineral properties located in British Columbia, Canada where we have certain interest in three mineral properties including the Congress, Goldbridge (also known as the “BRX claims) and Wayside claims. We also hold certain interest in three mineral properties located in Nevada, U.S., the Eagle Claims, the Norma Sass and the Ruf Claims.

          Since March 31, 2004 we made aggregate principle capital expenditures of $1,365,721 on our resource properties of which $1,111,349 was spent on the Congress, $245,280 on the Goldbridge (BRX) and $9,088 on the Wayside claims.

          With funds made available through private placement financings in fiscal 2005 and fiscal 2007, an exploration program on the Congress Property has been on-going.

          During fiscal year 2008, the Company did not carried out exploration work on the Eagle or Norma Sass/Ruf Claims because of the minority interest we hold in the claims.

          The Company’s common shares are listed on the TSX Venture Exchange under the symbol “LVN”. This fiscal year the Company’s common shares commenced trading on the Frankfurt Stock Exchange under the symbol “L09”. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the Company’s common shares in Euros.

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

          We are an “exploration stage company”, as all of our properties are currently in the exploratory stage of development. We have not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of our properties. In order to determine if a commercially viable mineral deposit exists further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

          Congress Claims, British Columbia, Canada

          Located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region, the Congress Property is a long standing mining property that supported past high grade gold vein production from three, portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

          Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek Canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

          In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program has been designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek Canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

          In January 2008, the Company announced that three holes have been drilled, logged, split and sampled. The balance of the drilling program was suspended. Assay results of the three drilled holes did not confirm porphyry gold controls.

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

          During 2007 and 2008, Mill Bay incurred $67,198 and $25,016, respectively of deferred expenditures on the BRX claims, which were not proportionately funded by Levon. Mill Bay waived the requirement of proportionate funding by Levon on these specific expenditures; notwithstanding this waiver, the terms of the Joint Venture Agreement were ratified by Mill Bay and Levon to remain in effect.

          Subsequent to the end of the year, the Company reopened a portal on the Goldbridge BRX Property to gather tungsten samples.

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

          During fiscal year 2005, Coral and Levon (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“Agnico”) wherein the Companies granted AGE an option to purchase 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of minimum advance royalty payments (in US dollars) and minimum work commitments. During fiscal year 2006, Agnico completed the first 13,000 feet of drilling. The program included six vertical drill holes varying in depth from 1,665 to 1,975 feet. All six holes encountered alterations, silification and sulfidation in Lower Plate rocks, and two holes intersected gold. While the results were considered positive, in February 2007, Agnico notified the Company that it would not be continuing its option on the Company’s Norma Sass property because of other corporate priorities.

          The Company is continuing to seek other partners for further exploration at the Norma Sass and Ruf Property.

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

Dependence on Customers and Suppliers

          The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Seasonality

          Currently our exploration has been focused on the Congress property in British Columbia. The property lies on the boundary between West Coast Marine and Interior climatic zones and is in the rain shadow created by the Coast Mountains. Moderate to heavy snowfall occurs in winter months, with accumulations exceeding 2 meters which can be extreme and can cause interruptions or delays in our operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the property is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s property may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

Government and Environmental Regulation

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

C.	Organizational Structure

The Company has no subsidiaries.

D.	Property, Plants and Equipment

          Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties, further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

          In previous years, we have focused our exploration activities on the Congress Property located in British Columbia, Canada.

Congress Property, British Columbia, Canada

          Ownership. The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

          The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). In 1983 Veronex earned a 50% net interest in the claims (net of a 5% net smelter royalty) held by the Company, by expending $1,000,000 on the property. Under the terms of the Joint Venture Agreement each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party’s interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in 1989. During the past four fiscal years with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures.

The Company is currently reviewing ownership of the Veronex 50% interest and working on updating this agreement..

          Property Description and Location. The Congress Property is located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada and 4 kilometers northeast of Goldbridge in the Lillooet Mining Division, NTS 092J15W. Goldbridge, the closest town, has a population of approximately 41 with main industries including ranching, guiding, tourism and mining. Facilities include a first aid station, motel and hotel, grocery store, post office, service station, and a restaurant. More complete services are available in Lillooet, less than two hours by road, east of Goldbridge.

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

          Environmental Liabilities.The Company is not aware of any environmental liabilities.

          Permitting.We hold a Free Miners Certificate (“FMC”) #115631, which expires April 8, 2009. FMC’s are renewable annually.Claim holdings can be renewed either by filing assessment reports or paying the fees, as described above under Property Description and Location. Certain exploration work requires a permit and in some cases posting a reclamation bond. Levon currently has $32,629in bonds with the provincial government.

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

          History and Exploration.

          The mineral claims are subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. (“Veronex”). Exploration under the Joint Venture ceased in early 1989 when Veronex ceased to contribute to the joint venture’s expenses. During the past four fiscal years, with funding made available through equity financing, exploration activities have recommenced with Levon incurring 100% of expenditures.

          The Congress Zone was discovered in 1913 and has been explored and mined intermittently since then. Significant periods of activity occurred in 1933, when a 1,000 ton bulk sample was mined for metallurgical tests, and 1945-1950, when the vein was developed on 5 underground levels and some mineralized material stopped.

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

          During 2008, the Company announced that the first three holes of a 16-hole (5000 m) drill program, proposed in October, 2007 were drilled, logged, split and sampled. Samples are in the labs for gold assays and 31 element ICP analysis. The drilling campaign was designed to test the strike and dip projections of high grade gold showings discovered in 2007 by rock chip sampling and hand trenching on the north slopes of Gun Creek canyon in a north part of the property. The drill proposal is available for review at www.levon.com.

          Drill holes in the current campaign were laid out to test for bulk tonnage type gold deposits within the Gun Creek intrusive complex mapped in Gun Creek canyon.

          The first three holes cut altered rocks of the intrusive complex and its host rocks. The intrusives, particularly in their contact zones with host rocks, are occasionally veined and contain sparse, coarse to very fine grained stibnite, an antimony sulfide mineral. Surface rock chips generally show a good correlation of Au with stibnite, but vein controlled pyrite also accounts for some of the high grade gold samples at surface. On this basis and since most of the intrusive rocks drilled are altered with abundant disseminated pyrite and at least some sparse pyrite-rich veining, the entire holes have been sampled for assay. No wide stockwork or vein zones (>10m) were cut by the early holes, but assays results are required to determine presence and geometry of gold in the holes.

          Drilling of the 2008 Program was suspended at 3 holes to allow further investigation.

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

          Proposed Exploration.At the Congress property, prospecting samples have discovered several high grade bedrock gold showings that warrant diamond drill follow up to establish possible strike and dip extensions of gold mineralized rocks. In October 2007, the Company announced the commencement of the design and permitting for a 16-hole 5,000-meter diamond drill program on its Congress Gold property in the Bralorne gold camp of southern British Columbia. The new program focuses on:

1)

Testing the north extension of the Lou zone 500 meters toward the Ozone and Boo Coo zones, where recent trenching encountered Gold grades of up to 14.57 grams per metric tonne (0.425 ounces per ton) over a width of 6 meters.

2)	Testing new high-grade showings 500 meters west of the Boo Coo zone, where sampling returned grades up to 23,273 ppb Gold (0.679 ounces per ton) in a carbonate-altered, mineralized intrusive center.

Goldbridge Claims (also known as the BRX claims), British Columbia, Canada

          Levon owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The BRX property lies south of Gold Bridge, centered at approximately latitude 50°50’ N, longitude 122° 50’ W and encompasses 77 tenures of which 73 cover reverted crown grants and four modified grids claims.These claims form one contiguous parcel and cover a nominal 1 065 ha. The claims are accessible via Highway 99 North from Vancouver through Squamish and Whistler to Pemberton. From May to November, access can be obtained by turning left through Pemberton, then right along the Pemberton Meadows Road for 23 km to the Hurley River Road, which passes the Outdoor School and is followed for 50 km to Highway 40, approximately 0.25 km west of Goldbridge. In winter continue on Highway 99 past Pemberton to Lillooet, then 110 km west along the Carpenter Lake Road (Highway 40) to Goldbridge.

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

          As at the date of this report, the Goldbridge Claims (BRX) is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

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

          There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time. The claims are considered of merit and we will continue to maintain them in good standing. We wrote the claims down in fiscal 2002 to $9,089 by a charge to operations of $42,119.

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

          During fiscal year 2006, Agnico completed the first 13,000 feet of drilling. While the results were considered positive, in February 2007, Agnico notified the Company that it would not be continuing its option on the Company’s Norma Sass property because of other corporate priorities. The Company is continuing to seek partnership for further exploration at the property.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the year ended March 31, 2008 should be read in conjunction with the March 31, 2008 audited financial statements and the related notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated July 25, 2008 and discloses specified information up to that date. Levon is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its international ISIN number is CA 5279011020. The Company’s principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

Development during the year ended March 31, 2008

Exploration

The Company was primarily engaged in the exploration of its Congress Property located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region. The Congress Property is a long standing mining property that supported past high grade gold vein production from three, portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program has been designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

In January 2008, the Company announced that the initial three holes have been drilled, logged, split and sampled.

Subsequent to the end of the year, the Company reopened the portal to the Goldbridge BRX Property to gather tungsten samples.

In addition to the Company’s current assets, market conditions have provided numerous opportunities which management has been reviewing. The potential for the upcoming year looks favourable and the Company will announce developments as they occur.

Corporate

During the year ended March 31, 2008 the Company had 470,000 stock options exercised for total proceeds of $59,000 and 2,985,000 warrants exercised for total proceeds of $358,500.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily mineable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Selected Annual Information

The following financial data is derived from the Company’s audited financial statements for the three most recently completed financial years:

	March 31, 2008	March 31, 2007	March 31, 2006

Revenue	$—	$—	$—
Loss before other items	(592,925)	(428,530)	(483,466)
Loss for the year	(574,757)	(236,819)	(429,992)
Loss per share	(0.01)	(0.01)	(0.02)
Total Assets	1,702,235	1,747,631	1,526,119
Total Liabilities	199,424	163,429	315,448
Working Capital	101,701	533,596	612,730

The Company’s loss for the year has increased in 2008 primarily because of an income tax recovery amount recorded in 2007 as well as increased expenditures for shareholder relations and associated business travel. Total assets have stayed relatively level due to the continued investment in resource properties.

Results of Operations

Twelve months ended March 31, 2008 compared with the twelve ended March 31, 2007.

General and administrative expenses
General and administrative expenses totaled $592,925 for the year ended March 31, 2008, compared with $428,530 for the year ended March 31, 2008, an increase of $164,395. Professional fees, salaries and benefits, shareholder relations and travel and automotive all increased in the twelve months ended March 31, 2008 by $23,367, $28,187, $139,778 and $74,889 respectively. Consulting and management fees, compliance listings and transfer agent fees, corporate and administrative services, general exploration, office occupancy and miscellaneous and stock based compensation all decreased in the twelve month period ended March 31, 2008 by $26,305, $2,603, $26,000, $5,649, $1,673 and $39,596 respectively.

Impacting corporate and administrative services, salaries and benefits and office occupancy and miscellaneous costs was that the company had in prior years outsourced its’ accounting and corporate secretary requirements but as of January 1, 2007, these services are provided under the cost sharing agreement that the Company has with a related private company. The result has been no costs recorded under corporate administrative services in the current year but higher amounts reported for salaries and benefits. In addition to this there has been an increase in personnel to handle increased administrative and accounting requirements. Shareholder relations and promotion expenses are significantly higher due to tradeshow participation in North America and Europe and an increase in costs associated with investor relations services agreements. The Company has been pursuing a stronger presence in Europe. Travel and automotive costs are higher due to an increase in exploration activities on the Congress property and more international travel for trade shows.

Loss for the period

Loss for the year ended March 31, 2008 was $574,757 compared with a loss of $236,819 for the year ended March 31, 2007, an increase of $337,938. As discussed above the future income tax benefit had a significant impact on this variance as well as shareholder relations and travel. There was a foreign exchange gain of $6,589 in the year ended March 31, 2008 compared to nil in the comparative period. This is due to the increase in value of the Canadian dollar compared to the US dollar and the effect it had on some debt that is payable in US dollars. Interest income of $11,579 in the current year is $2,492 less than in the year ended March 31, 2007 and is due to the company holding less cash in the current period.

Twelve months ended March 31, 2007 compared with the twelve ended March 31, 2006.

General and administrative expenses

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

Loss for the period

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

Summary of Quarterly Results

Period ended	Mar 31 2008 Q4	Dec.31 2007 Q3	Sep.30 2007 Q2	June 30 2007 Q1	Mar. 31 2007 Q4	Dec. 31 2006 Q3	Sep.30 2006 Q2	June 30 2006 Q1

Loss before other items	(147,611)	(162,840)	(198,831)	(83,643)	(173,540)	(72,753)	(103,816)	(78,421)
Net Income (Loss)	(146,623)	(159,621)	(187,489)	(81,024)	4,057	(69,405)	(99,043)	(72,428)
Basic Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)

Critical Accounting Estimates

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

Financial Instruments

The Company’s financial instruments consist of cash, security deposits, accounts receivable, investments, accounts payable and accrued liabilities, and due to related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

Changes in Accounting Policies

Effective April 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments.

Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

In 2007, the CICA issued new standards for Capital Disclosures (CICA 1535), Financial Instruments (CICA 3862 and 3863), Inventories (CICA 3031), and Goodwill and Intangible Assets (CICA 3064). These new standards become effective for the Company on April 1, 2008. The Company is in the process of assessing the impact on its financial statements.

In February 2007, the CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objective, polices and procedures for managing capital.

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instrument Disclosures” and Section 3863 “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluation the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The Company continues to monitor and asses the impact of the convergence Canadian GAAP and IFRS.

Outstanding Share Data

As at March 31, 2008 there were 44,239,483 common shares outstanding.

Stock options outstanding as at March 31, 2008 and July 25, 2008:

Expiry Date	Exercise Price Per Share (Mar 31/08)	Number of Shares Remaining Subject to Options (Mar 31/08)	Exercise Price Per Share (July 25/08)	Number of Shares Remaining Subject to Options (July 25/08)

April 05, 2010	$0.10	1,490,000	$0.10	1,240,000
April 25, 2011	$0.21	925,000	$0.21	675,000
October 2, 2011	$0.10	275,000	$0.10	250,000
January 26, 2012	$0.18	100,000	$0.18	75,000
June 14, 2012	$0.35	200,000	$0.35	100,000
September 14, 2012	$0.35	175,000	$0.35	175,000
September 14, 2012	$0.50	50,000	$0.50	50,000
		3,215,000		2,565,000

Share purchase warrants outstanding as at March 31, 2008 and July 25, 2008:

Expiry Date	Exercise Price Per Share (Mar 31/08)	Number of Underlying Shares (Mar 31/08)	Exercise Price Per Share (July 25/08)	Number of Underlying Shares (July 25/08)

April 12, 2008	$0.15	6,895,000	—	—
Nov. 17, 2008	$0.15	2,250,000	$0.15	2,250,000
		9,145,000		2,250,000

Commitment

During the year, the Company entered into two vehicle lease agreements. The leases expire between 2011 and 2012 and the future obligations are as follows:

Amount

2009	$19,469
2010	$19,469
2011	$11,163
2012	$867

B.	Liquidity and Capital Resources

          At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

          As at March 31, 2008 the Company had working capital of $101,701. In the fiscal year ended March 31, 2007 the Company had raised total proceeds of $1,425,650 through a combination of flow-through and non-flow-through private placements. There have been no private placements in the current year. However, during the fiscal 2008 year to date there has been $358,500 raised through the exercising of warrants and $59,000 through the exercising of stock options. The Company has met its flow-through expenditure obligations as of December 31, 2007.

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

          Certain statements in this Annual Report, including those appearing under this Item 5, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

          The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – “Risk Factors”, and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

          The following is a list of our directors and senior management as at September 25, 2008. The directors were re-elected by the Shareholders on September 12, 2008 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

William Glasier Director	Mining executive; President of Mill Bay Ventures Inc., Director of Bralorne Gold Mines Ltd.	May 22, 1990

Florian Riedl-Riedenstein Director	Independent Financial Consultant; Director of Bralorne Gold Mines Ltd.	April 4, 1996

Louis Wolfin Director, Chairman of the Board and Chief Executive Officer	Mining Executive; CEO and Director of Coral Gold Resources Ltd and Cresval Capital Corp.; Director of Avino Silver & Gold Mines Ltd. and Bralorne Gold Mine Ltd.	September 26, 1978

Gary Robertson Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Mill Bay Ventures Inc., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005

Ron Tremblay Director and President	President of Stone’s Throw Capital Corp.	September 7, 2006

David Wolfin (1) Director and V.P Finance

President and Director of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd., Director of Berkley Resources Ltd. and Bralorne Gold Mines; President of Coral Gold Resources Ltd., Director of Mill Bay Ventures Ltd, and Cresval Capital Corp.

November 23, 2006

Victor Chevillon Director	Certified Professional Geologist, President of Chevillon Exploration Consulting; Director of Coral Gold Resources Ltd. and Avino Silver & Gold Mines Ltd.	September 6, 2007

Lisa Sharp Chief Financial Officer

Chief Financial Officer of Avino Silver & Gold Mines Ltd., Berkley Resources Inc., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Mill Bay Ventures Inc., and Sonic Technology Solutions Inc.

June 9, 2008

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd. and Mill Bay Ventures Inc.	September 25, 2008

(1) David Wolfin is the son of Louis Wolfin

B.	Compensation

          The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year. During the fiscal year ended March 31, 2008 the Company paid $112,018 for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp., a private company owned by the Company and five other reporting issuers having common directors; $128,067 for drilling services from ABC Drilling Services Inc., a private drilling company with common management; $35,610 for exploration service expenses from Bralorne Gold Mines Ltd., a public company with common directors and management; $30,000 for management fees to Stone’s Throw Capital Corp., a private company controlled by Ron Tremblay, Director and President of the Company; and $10,048 for geological management fees to Chevillon Exploration Consulting, a private company controlled by Victor Chevillon, Director of the Company.

          During the fiscal year ended March 31, 2008, incentive stock options were granted to directors and other insiders of the Company and are outstanding to purchase an aggregate of 125,000 common shares at a price of $0.35 per share exercisable on or before September 13, 2012.

          The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during each of the last three financial years of the Company to its Chief Executive Officer, Chief Financial Officer and to the other executive officers of the Company who received a combined salary and bonus in excess of $150,000 (the “Named Executive Officers”) during the fiscal year ended March 31, 2008.

SUMMARY COMPENSATION TABLE(1)

		Annual Compensation			Long Term Compensation Shares under Option(3)
Name and Principal Position	Year	Salary(2)	Bonus	Other		All Other Compensation ($)

Louis Wolfin Chief Executive Officer and Director	2008	—	—	—	500,000	—
	2007	—	—	—	500,000	—
	2006	—	—	—	500,000	—

Kevin Bales(4) Former Corporate Secretary, Chief Financial Officer and Director	2008	3,750	—	—	65,000	—
	2007	N/A	N/A	N/A	N/A	N/A
	2006	N/A	N/A	N/A	N/A	N/A

Gary Robertson(5) Former Chief Financial Officer	2008	—	—	—	250,000	—
	2007	—	—	—	250,000	—
	2006	N/A	N/A	N/A	N/A	N/A

(1)	Certain columns are omitted because there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in this table.
(2)	No employee earned in excess of $150,000.
(3)	Represents total common shares under options as of the end of the fiscal year.
(4)	Mr. Bales ceased to be an officer of the Company on May 30, 2008. The Company current Chief Financial Officer, Lisa Sharp, was appointed on June 9, 2008.
(5)	Mr. Robertson ceased to be an officer of the Company on November 2, 2007.

          No stock options were granted during the most recent fiscal year to the Named Executive Officers.

Long Term Incentive Plan (LTIP) Awards

          The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed during the most recently completed financial year ended March 31, 2008.

Options and Stock Appreciation Rights (SARs)

          The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted, up to 10% of the Company’s issued and outstanding common shares at the time of grant of stock options under the Stock Option Plan. At the end of March 31, 2008, stock options to purchase a total of up to 3,215,000 shares have been granted and remain outstanding under the Plan, leaving options for 1,308,948 shares available for issuance.

Termination of Employment, Changes in Responsibilities and Employment Contracts

          We have no employment contracts with our executive officers and there are no compensatory plan or arrangement with respect to our executive officers in the event of the resignation, retirement or any other termination of the executive officers’ employment with us or in the event of a change of control of the Company or in the event of a change in the executive officers’ responsibilities following a change in control, where in respect of the executive officers the value of such compensation exceeds $100,000.

C.	Board Practices

Term of Office

          Under Levon’s Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.

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

          The audit committee currently consists of three directors: Gary Robertson, Florian Riedl-Riedenstein, and William Glasier all of whom are unrelated and all of whom are financially literate, and have accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement and cash flow statement. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP. We intend to maintain this committee comprised solely of unrelated directors.

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

          The committee consists of two unrelated directors (William Glasier and Gary Robertson) and one related director (Ron Tremblay). It is intended that the compensation committee will eventually be comprised solely of unrelated directors.

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

D.	Employees

We have no employees at this time.

E.	Share Ownership

          The following table sets forth the share ownership of our directors and officers as of September 26, 2008.

	Common Shareholdings		Options To Purchase Common Shares

Name of Beneficial Owner	Number of Shares Held	% of all Issued Shares	Number of shares under option Held	Exercise Price per Share	Grant Date	Expiry Date

William Glasier	322,381	0.71%	150,000	$0.10	April 6, 2005	April 5, 2010
David Wolfin	330,000	0.73%	150,000	$0.10	April 6, 2005	April 5, 2010
Florian Riedl-Riededstein	—	—	150,000	$0.10	April 6, 2005	April 5, 2010
Gary Robertson	250,000	0.55%	200,000	$0.21	April 26, 2006	April 25, 2011
			50,000	$0.10	Oct. 2, 2006	Oct. 1, 2011
Louis Wolfin	3,051,974	6.72%	500,000	$0.10	April 6, 2005	April 5, 2010
Ron Tremblay	8,878,000	19.56%	350,000	$0.21	April 26, 2006	April 25, 2011
			150,000	$0.10	Oct. 2, 2006	Oct. 1, 2011
Victor Chevillon	36,000	0.08%	100,000	$0.35	Sep. 14, 2007	Sep. 13, 2012
Lisa Sharp	—	—	—	—	N//A	N/A

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

          As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

          To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at September 26, 2008 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class

Louis Wolfin	3,051,974	6.72%
Ron Tremblay	8,878,000	19.56%
All Officers and Directors as a Group (9 persons)	12,868,355	28.35%

B.	Related Party Transactions

During the fiscal year ended March 31, 2008:

()a	$Nil (2007 - $26,000; 2006 - $26,300) was paid for accounting and corporate services to a private company owned by a former director and former secretary of the Company;

()b

$112,018 (2007 - $104,697; 2006 - $59,540) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

()c

$128,067 (2007 - $348,403; 2006 - $114,854) was charged to the Company for drilling services from ABC Drilling Services Inc. (“ABC Drilling”), a private company with common management. This amount has been capitalized under resource properties;

()d

$35,610 (2007 - $29,706; 2006 - $6,524) was charged to the Company for exploration services from Bralorne Gold Mines Ltd., a public company with common directors and management. This amount has been capitalized under resource properties;

()e	$Nil (2007 - $13,930; 2006 - $30,000) was paid for consulting services to a private company controlled by a director of a related company;

()f	$30,000 (2007 - $12,500; 2006 - $Nil) was paid for management fees to a private company controlled by a director and officer of the Company;

()g	$Nil (2007 - $15,000; 2006 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

()h	$10,048 (2007 - $Nil; 2006 - $Nil) was paid for geological management fees to a private company controlled by a director of the Company. This amount has been capitalized under resource properties; and

()i

$6,763 (2007 - $10,658; 2006 - $Nil) was paid for geological management fees to a private company owned by a director of a related company with common management. This amount has been capitalized under resource properties.

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

          The amount due from a related party consists of $5,564 (2007 - $12,391; 2006 - $94,153) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without stated terms of interest or repayment.

          Amounts due to related parties include $21,999 (2007 - $32,256; 2006 - $115,719) owed to Oniva, $53,985 (2007 - $68,069; 2006 - $61,317) owed to two public companies related by way of common directors, and $1,273 (2007 - $3,639; 2006 - $61,250) owed to three private companies controlled by directors of the Company. Amounts due are without stated terms of interest or repayment.

          Levon has an investment in Mill Bay Ventures Inc. consisting of 348,978 common shares and a fair value of $24,428 and in Avino Silver & Gold Mines Ltd. consisting of 4,200 common shares and a fair value of $6,636. The fair value was determined using quoted market prices as at March 31, 2008. These companies are related by way of common directors and/or common management.

          None of our directors, executive or senior officers, proposed nominees for election as directors, or associates or affiliates of any of them, is or has been indebted to Levon at any time since our last completed financial year.

C.	Interests of Experts and Counsel

          Not Applicable.

Item 8. Financial Information

A.	Statements and Other Financial Information

          The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report.

•	Balance Sheet for years ended March 31, 2008 and 2007.

•	Statement of Operations and Deficit for the years ended March 31, 2008, 2007 and 2006.

•	Statement of Cash flows for the years ended March 31, 2008, 2007 and 2006.

•	Notes to Financial Statements for the years ended March 31, 2008, 2007 and 2006.

Dividend Policy

          The Company has never paid any dividends and does not intend to in the near future.

Legal Proceedings

          None.

B.	Significant Changes

          None.

Item 9. The Offer and Listing

A.	Price History of Stock

          The common shares of Levon are listed on the TSX Venture Exchange under the symbol “LVN”, the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the pink sheets, under the symbol “LVNVF”.

          As of September 5, 2008, there were 403 holders of record in the United States holding 2,481,837 of Levon’s common shares representing 69.72% of the total number of shareholders, and approximately 5.47 % of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

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

	TSX Venture Exchange/NEX (Canadian Dollars)
Last Five Fiscal Years	High	Low

2008	0.330	0.110
2007	0.240	0.090
2006	0.165	0.050
2005	0.120	0.060
2004	0.190	0.070

2007-2008	High	Low

Fourth Quarter ended March 31, 2008	0.18	0.11
Third Quarter ended December 31, 2007	0.29	0.12
Second Quarter ended September 30, 2007	0.33	0.17
First Quarter ended June 30, 2007	0.29	0.18

2006-2007	High	Low

Fourth Quarter ended March 31, 2007	0.200	0.115
Third Quarter ended December 31, 2006	0.130	0.090
Second Quarter ended September 30, 2006	0.145	0.090
First Quarter ended June 30, 2006	0.240	0.110

Last Six Months	High	Low

August 2008	0.12	0.08
July 2008	0.15	0.11
June 2008	0.14	0.11
May 2008	0.13	0.10
April 2008	0.16	0.13
March 2008	0.14	0.11

B.	Plan of Distribution

Not Applicable.

C.	Markets

          The common shares of Levon are listed on the TSX Venture Exchange under the symbol “LVN”, the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the pink sheets, under the symbol “LVNVF”.

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

          The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a Director. No person shall be a Director of the Company who is not capable of managing their own affairs; is an undischarged bankrupt; convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years; or a person that has had a registration in any capacity under the “British Columbia Securities Act” or the “British Columbia Mortgage Brokers Act” canceled within the last five years.

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

          Levon entered into a cost sharing agreement dated October 1, 1997 amended November 1, 2003 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on Levon’s behalf and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

D.	Exchange Controls

          There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation”.

          There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

          The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the

Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisitions and over $50 million for indirect acquisitions, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 is any amount in excess of $137 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

          Certain transactions relating to the common shares would be exempt from the Investment Act, including: (i) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E.	Taxation

Canadian Federal Income Tax Consequences

          The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a “U.S. Holder”. This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the “Tax Act”, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

          The Company believes that it is a passive foreign investment company, referred to as a “PFIC” for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

          Because the Company believes it qualifies as a PFIC, unless a United States Investor who owns shares in the Company (i) elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) (described below), or (ii) marks the stock to market (described below), the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

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

          Because the Company’s stock is “marketable” under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.

          Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations

          Sections 951 through 964 and Section 1248 of the Internal Revenue Code, referred to as the “Code”, relate to controlled foreign corporations, referred to as “CFCs”. A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

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

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

          A corporation will be classified as a personal holding company, or a “PHC”, if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

          A corporation will be classified as a foreign personal holding company, or an “FPHC”, and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

          A corporation will be classified as a foreign investment company, or an “FIC”, if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation’s earnings and profits for the period during which such stock was held.

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

          The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor’s federal income tax liability.

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

          The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

          The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and have concluded, based on our evaluation, that they are effective as at March 31, 2008 to ensure that information required to be disclosed in reports filed or submitted under Canadian and United States securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

          The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          The Company conducted an evaluation of the effectiveness of the internal controls over financial reporting as at March 31, 2008 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

          As a result of these weaknesses, the Company’s internal controls over financial reporting are not effective. The weaknesses and their related risks are not uncommon in a company the size of Coral Gold because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

          This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

          During the period covered by this annual report, there have been no changes in the Company’s internal controls over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

          The board of directors determined that Mr. Gary Robertson and Mr. Florian Riedl-Riedentstein are qualified as “audit committee financial experts as defined in Item 16A of Form 20-F under the exchange Act, and that both members are independent as per the applicable rules promulgated by the SEC.

Item 16B. Code of Ethics

          The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of it. In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C. Principal Accountant Fees and Services

          The independent registered public accounting firm for the last three fiscal years was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

          The aggregate fees billed by the Company’s independent auditors for professional services rendered for the audit of the Company’s annual financial statements on Form 20-F for the fiscal year ended March 31, 2008 was $28,000 and for March 31, 2007 was $19,500.

Audit-Related Fees

          The aggregate fees billed for audit-related fees by the independent registered public accounting firm for the fiscal year ended March 31, 2008 was $nil and for March 31, 2007 was $2,950. These fees related to services with respect to the Company’s Form 20-F.

Tax Fees

          The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent registered public accounting firm for the fiscal year ended March 31, 2008 was $2,000 and March 31, 2007 was $Nil. The services comprising these fees include compliance service with respect to Canadian filings.

All Other Fees

          Other than referred to above, the aggregate fees billed for any other professional services rendered by our independent auditors for the fiscal year ended March 31, 2008 was $nil and for March 31, 2007 was $6,300.

          The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal years 2008 and 2007. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the audit committee Charter. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

          Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditor’s Report	47
Balance Sheets	48
Statements of Operations	49
Statements of Equity	50 thru 51
Statements of Cash Flows	52
Notes to Financial Statements	53 thru 77

Item 18. Financial Statements

          Not applicable. See Item 17.

Item 19. Exhibits

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

* Previously filed

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Financial Statements
March 31, 2008 and 2007
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
…………………………………
Louis Wolfin, Director

Vancouver, British Columbia
July 29, 2008

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. (an exploration stage company) as at March 31, 2008 and 2007 and the statements of operations, equity and cash flows for the years ended March 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in Note 14 to these financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 29, 2008

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated July 29, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

July 29, 2008

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: Telephone: Web:	604.688.4675 604.687.1231 SmytheRatcliffe.com

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Balance Sheets
March 31
(Canadian Dollars)

	2008	2007

ASSETS
Current
Cash	$221,330	$628,599
Accounts receivable and prepaid expenses	43,166	26,562
Investments (Note 3)	31,065	29,473
Due from related party (Note 9)	5,564	12,391

	301,125	697,025
Security Deposits (Note 4)	31,317	34,117
Investment in and Expenditures on Resource Properties (Note 5)	1,365,721	1,012,187
Office Equipment (Note 7)	4,072	4,302

	$1,702,235	$1,747,631

LIABILITIES
Current
Accounts payable and accrued liabilities	$122,167	$59,465
Due to related parties (Note 9)	77,257	103,964

	199,424	163,429

SHAREHOLDERS’ EQUITY
Capital Stock (Note 8)	22,620,793	22,160,953
Contributed Surplus	350,949	319,015
Accumulated Other Comprehensive Income	1,592	—
Deficit	(21,470,523)	(20,895,766)

	1,502,811	1,584,202

	$1,702,235	$1,747,631

Nature of Operations and Going-Concern (Note 1)
Commitments (Note 12)
Subsequent Events (Note 13)

Approved on behalf of the Board:

“Louis Wolfin”
…...................................................... Director
Louis Wolfin

“Ron Tremblay”
…...................................................... Director
Ron Tremblay

See notes to financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Operations
Years Ended March 31
(Canadian Dollars)

	2008	2007	2006

Expenses
Consulting and management fees	$45,000	$71,305	$60,000
Compliance listings and transfer agent fees	30,983	33,586	25,296
Corporate and administrative services	—	26,000	26,300
General exploration	8,928	14,577	—
Office occupancy and miscellaneous	42,573	44,246	79,021
Professional fees	66,282	42,915	45,448
Salaries and benefits	52,771	24,584	33,618
Shareholder relations and promotion	187,919	48,141	17,753
Stock-based compensation (Note 8(d))	56,404	96,000	191,315
Travel and automotive	102,065	27,176	4,715

Loss Before Other Items	(592,925)	(428,530)	(483,466)

Other Items
Recovery of mineral property costs	—	3,712	42,008
Interest income	11,579	14,071	11,466
Foreign exchange gain	6,589	—	—
Write-down of investments	—	(9,979)	—

Loss Before Income Tax Recovery	(574,757)	(420,726)	(429,992)
Income Tax Recovery (Note 10)	—	183,907	—

Net Loss for Year	$(574,757)	$(236,819)	$(429,992)

Loss Per Share	$(0.01)	$(0.01)	$(0.02)

Weighted Average Number of Common Shares Outstanding	43,620,661	37,710,637	25,965,033

See notes to financial statements..

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Equity
Year Ended March 31
(Canadian Dollars)

	Number of Common Shares	Capital Stock	Paid Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, March 31, 2006	27,286,911	$20,883,010	$795,253	$191,315	$(20,658,947)	$—	$1,210,631
Common shares issued for cash
Private placements (note 8(b))	13,037,572	1,425,650	(795,253)	—	—	—	630,397
Share issuance costs	—	(21,800)	—	—	—	—	(21,800)
Exercise of stock options	40,000	4,000	—	—	—	—	4,000
Exercise of warrants	420,000	50,400	—	—	—	—	50,400
Income tax recovery on flow-through shares	—	(183,907)	—	—	—	—	(183,907)
Stock-based compensation	—	—	—	131,300	—	—	131,300
Stock-based compensation transfer to common shares on exercise of options	—	3,600	—	(3,600)	—	—	—
Net loss for the year	—	—	—	—	(236,819)	—	(236,819)

Balance, March 31, 2007	40,784,483	$22,160,953	$—	$319,015	$(20,895,766)	$—	$1,584,202

See notes to financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Equity
Year Ended March 31
(Canadian Dollars)

	Number of Common Shares	Capital Stock	Paid Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, March 31, 2007	40,784,483	$22,160,953	$—	$319,015	$(20,895,766)	$—	$1,584,202
Transitional adjustment for fair value of investments	—	—	—	—	—	7,853	7,853

	40,784,483	22,160,953	—	319,015	(20,895,766)	7,853	1,592,055

Net loss for the year	—	—	—	—	(574,757)	—	(574,757)
Unrealized loss	—	—	—	—	—	(6,261)	(6,261)

Comprehensive income	—	—	—	—	(574,757)	(6,261)	(581,018)

	40,784,483	22,160,953	—	319,015	(21,470,523)	1,592	1,011,037

Common shares issued for cash
Exercise of stock options (Note 8(b))	470,000	59,000	—	—	—	—	59,000
Exercise of warrants (Note 8(e))	2,985,000	358,500	—	—	—	—	358,500

Stock-based compensation (Note 8(d))	—	—	—	74,274	—	—	74,274
Stock-based compensation transfer to common shares on exercise of options	—	42,340	—	(42,340)	—	—	—

Balance, March 31, 2008	44,239,483	$22,620,793	$—	$350,949	$(21,470,523)	$1,592	$1,502,811

See notes to financial statements.

LEVON RESOURCES LTD. (An Exploration Stage Company) Statements of Cash Flows Years Ended March 31 (Canadian Dollars)

	2008	2007	2006

Operating Activities
Net loss	$(574,757)	$(236,819)	$(429,992)
Items not involving cash
Amortization	930	805	786
Write-down of investments	—	9,979	3,656
Stock-based compensation	56,404	131,300	191,315
Income tax recovery on flow-through share renunciations	—	(183,907)	—
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(16,603)	33,528	(47,642)
Accounts payable and accrued liabilities	20,507	(17,737)	(20,822)
Due from related parties	(19,880)	(52,560)	78,148

Cash Used in Operating Activities	(533,399)	(315,411)	(224,551)

Investing Activities
Investment in and expenditures on resource properties	(293,470)	(463,136)	(102,598)
Purchase of equipment	(700)	(2,169)	(1,364)
Security deposits	2,800	11,795	6,048

Cash Used in Investing Activities	(291,370)	(453,510)	(97,914)

Financing Activity
Issue of capital stock for cash, net of issue costs	417,500	662,997	—
Share subscriptions received	—	—	805,253

	417,500	662,997	805,253
Inflow (Outflow) of Cash	(407,269)	(105,924)	482,788

Cash, Beginning of Year	628,599	734,523	251,735

Cash, End of Year	$221,330	$628,599	$734,523

Supplementary Information, Non-Cash Transactions
Mineral property expenditures included in accounts payable	$42,194	$—	$—
Stock-based compensation included in resource properties	$17,870	$—	$—
Shares issued for debt settlement	$—	$—	$152,686

See notes to financial statements.

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Financial Statements Years Ended March 31, 2008 and 2007 (Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING-CONCERN

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. It is an exploration stage public company whose principal business activities are the exploration for and development of natural resource properties. There have been no significant revenues generated from these activities to date.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases, and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

While these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of accounting principles applicable to a going-concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business, there are conditions and events that cast substantial doubt on the validity of this assumption. At March 31, 2008, the Company had working capital of $101,701, which may not be sufficient to achieve its planned business objectives. The ability of the Company to fund its commitments and ongoing operations is dependent upon the ability of the Company to obtain additional equity financing to complete the exploration and development of its mineral properties and, ultimately, the attainment of profitable operations. Failure to continue as a going-concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going-concern basis.

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Financial Statements Years Ended March 31, 2008 and 2007 (Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian GAAP and reflect the following:

(a)	Investment in and expenditures on resource properties
.

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value

.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Financial Statements Years Ended March 31, 2008 and 2007 (Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Investment in and expenditures on resource properties (Continued)

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

	(b)	Amortization

Amortization is calculated on a declining-balance basis at the following annual rate:

Furniture and equipment - 20%

	(c)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

	(d)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects on conversion and exercise of options and warrants would be anti-dilutive.

	(e)	Use of estimates

.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, estimated balances of accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income taxes. Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Financial Statements Years Ended March 31, 2008 and 2007 (Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(g)	Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date; and

(ii) Expenses at the date of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(h)	Asset retirement obligation

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these financial statements.

(i)	Revenue recognition

Interest revenue is recognized at the stated interest rate on an accrual basis.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. The proceeds from shares issued under flow-through share financing agreements are credited to capital stock and the tax benefits of the exploration expenditures incurred under these agreements are renounced to the purchaser of the shares. The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future tax liability.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not previously recognized, due to the recording of a valuation allowance, are recognized as a recovery of future income taxes in the statement of operations.

	(k)	Financial Instruments

Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost.

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in operations. Debt and marketable securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income (loss) and reported in shareholders’ equity. The Company classifies all its receivables as loans and receivables and all its liabilities as other liabilities. Loans and receivables and other liabilities are carried at amortized cost.

The Company’s financial instruments consist of cash, accounts receivable, investments, security deposits, accounts payable and accrued liabilities, and due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from the financial instruments. As the carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation, the Company has determined the fair value of these instruments is represented by their carrying value.

Prior to the adoption of the new standard, the Company recorded its investments at the lower of cost and market value at the balance sheet date, with any gains or losses reported in net income (loss).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Financial Instruments (Continued)

On the date of adoption, the Company re-measured its financial assets and liabilities as appropriate. Any adjustment to the previous carrying amount was recognized as an adjustment to the balance of deficit at the beginning of the year, except when a financial asset is classified as available-for-sale. For available-for-sale financial assets, the adjustment has been included as the opening balance of accumulated other comprehensive income, which will be subsequently recognized in net income on disposition of the related financial assets. In accordance with this standard, prior period financial statements have not been restated.

The fair value of substantially all investments is determined by quoted market prices. Gains or losses on securities sold are based on the specific identification method.

	(l)	Comprehensive Income

Effective April 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) is comprised of the sum of the net loss and other comprehensive income or loss, which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. Currently the Company’s accumulated other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments. The Company has included a calculation of other comprehensive income (loss) in the statement of equity.

	(m)	Recent Canadian accounting pronouncements

(i) Capital Disclosures

In February 2007, the CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objective, policies and procedures for managing capital. The new section is effective for the Company April 1, 2008.

(ii) Financial Instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instrument Disclosures”, and Section 3863, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluation the significance of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for the Company April 1, 2008. The Company is in the process of assessing the impact of this new section on its financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICES (Continued)

	(m)	Recent Canadian accounting pronouncements (Continued)

		(iii)	Inventories

In June 2007, the CICA issued Section 3031, “Inventories”. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The new section is effective for the Company April 1, 2008. The Company is in the process of assessing the impact of this new section on its financial statements.

		(iv)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Developments Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for the Company beginning April 1, 2009. The Company is in the process of assessing the impact of this new section on its financial statements.

		(v)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

3.	INVESTMENTS

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses) of Shares	Fair Value Amount

Mill Bay Ventures Inc. (market $27,918, 2006 - $48,857)	348,978	$27,918	(3,490)	$24,428

Avino Silver & Gold Mines Ltd. (market $9,408, 2006 - $16,800)	4,200	1,554	5,082	6,636

Omega Equities Corp., at nominal value	57,000	1	—	1

		$29,473	1,592	$31,065

Avino Silver & Gold Mines Ltd. (“Avino”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

As at March 31, 2008, the Company recognized a net $1,592 unrealized gain included in other comprehensive income on investment securities designated as available-for-sale. The shares of Mill Bay reflected a loss of $3,490 and the shares of Avino reflected a gain of $5,082. Fair value was determined using quoted market prices as at March 31, 2008.

4.	SECURITY DEPOSITS

The security deposits are held by the Company’s banks as a condition of various reclamation permits. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000. Their maturity dates range from July 29, 2008 to January 12, 2009 and the interest rates range from 2.3% to 3.2%. It is management’s opinion that ARO cannot be determined at this time and, therefore, no liabilities have been recorded (Note 6).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Congress	Gold Bridge	Other	Total

	(Note 5(a))	(Note 5(b))	(Note 5(c))

Balance, March 31, 2006	$305,873	$234,086	$9,092	$549,051
Deferred exploration costs
Assays	5,118	5,582	—	10,700
Assessment, permits and filing fees	2,981	488	—	3,469
Consulting	18,469	5,894	—	24,363
Drafting and mapping	6,892	—	—	6,892
Drilling	356,481	—	—	356,481
Equipment rental	2,090	—	—	2,090
Fuel	6,543	—	—	6,543
Geological and management services	39,928	2,769	—	42,697
Metallurgical testing	3,168	—	—	3,168
Prospecting	6,733	—	—	6,733

Balance, March 31, 2007	$754,276	$248,819	$9,092	$1,012,187

	Congress	Gold Bridge	Other	Total

	(Note 5(a))	(Note 5(b))	(Note 5(c))

Balance, March 31, 2007	$754,276	$248,819	$9,092	$1,012,187
Deferred exploration costs
Assays	25,822	2,326	—	28,148
Assessment, permits and filing fees	3,214	—	—	3,214
Drafting and mapping	376	—	—	376
Drilling	159,506	1,436	—	160,942
General supplies and services	18,937	—	—	18,937
Geological and management services	75,636	—	—	75,636
Geophysical	40,144	—	—	40,144
Mobilization and demobilization	580	—	—	580
Prospecting	18,594	—	—	18,594
Reclamation	6,334	—	—	6,334
Trenching	7,930	—	—	7,930
Wages and benefits	—	798	—	798
Cost recoveries	—	(8,099)	—	(8,099)

Balance, March 31, 2008	$1,111,349	$245,280	$9,092	$1,365,721

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

	(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia. The mineral claims were purchased from a company with common directors.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is working on updating this Joint Venture Agreement.

	(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. In 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 2008.

	(c)	Other claims include Eagle ($1), Ruff and Norma Sass ($2), and Wayside ($9,089) as described below:

(i) Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty. The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(ii) Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”) an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments to Coral of $350,292 (paid) and 300,000 common shares (issued) of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of $1,250,000.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

	(c)	(Continued)

		(ii)	Ruf and Norma Sass properties (Continued)

During fiscal 2005, Coral and the Company (collectively, the “Companies”) entered into an Agreement with Agnico-Eagle Mines Ltd. (“AGE”) wherein the Companies granted AGE an option to purchase a 100% interest in the property subject to a 2.5% royalty to the Companies in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

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

(iii)	Wayside claims

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

6.	ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2008, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

The operations of the Company are complex, and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on operating results cannot be determined at this time, it could be material for any one-quarter or year.

7.	OFFICE EQUIPMENT

		2008			2007

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Furniture and equipment	$32,037	$27,965	$4,072	$31,337	$27,035	$4,302

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

8.	CAPITAL STOCK

	(a)	Authorized: Unlimited common shares without par value

	(b)	Issued

During the year ended March 31, 2007, the following private placements occurred:

(i)

The Company issued 9,550,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.12 per share until April 12, 2007 and at $0.15 per share until April 12, 2008. The Company paid finders’ fees of $21,800 in connection with this financing.

(ii)

The Company issued 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.12 per share until November 17, 2007 and at $0.15 per share until November 17, 2008. The renunciation of expenditures related to flow-through shares resulted in an income tax recovery of $183,907 charged to capital stock and a reduction of the tax loss carry-forward benefit, which is reduced to nil by a valuation allowance. The Company paid no finders’ fees in connection with this financing.

(iii)

The Company issued 487,572 units at a price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 per share until March 30, 2008. The Company paid no finders’ fees in connection with this financing.

	(c)	Stock options

The Company established a stock option plan in 2004, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor relation or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years after the grant date.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

8.	CAPITAL STOCK (Continued)

	(c)	Stock options (Continued)

Details of the status of the Company’s stock options as at March 31, 2008 and 2007 and changes during the years then ended are as follows:

	2008		2007

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options, beginning of year	3,435,000	$0.14	2,305,000	$0.10
Granted	425,000	$0.37	1,525,000	$0.19
Exercised	(470,000)	$0.13	(40,000)	$0.10
Cancelled	(175,000)	$0.10	(355,000)	$0.12

Options outstanding end of year	3,215,000	$0.17	3,435,000	$0.14

Options exercisable end of year	3,169,522	$0.17	3,435,000	$0.14

	2008		2007

	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value

Options granted
Exercise price is lower than market price on grant date	—	$—	275,000	$0.11
Exercise price equals market price on grant date	—	$—	250,000	$0.18
Exercise price is higher than market price on grant date	425,000	$0.24	1,000,000	$0.20

As at March 31, 2008, there are 22,739 options exercisable at $0.35 per share and 22,740 options exercisable at $0.50 per share that have not yet vested.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

8.	CAPITAL STOCK (Continued)

	(c)	Stock options (Continued)

As at March 31, 2008 and 2007, the following share purchase options were outstanding:

		Number of Options
	Exercise
Expiry Date	Price	2008	2007

April 5, 2010 (Note 13)	$0.10	1,490,000	1,985,000
April 25, 2011	$0.21	925,000	925,000
October 2, 2011	$0.10	275,000	275,000
January 26, 2012	$0.18	100,000	250,000
June 14, 2012	$0.35	200,000	—
September 14, 2012	$0.35	175,000	—
September 14, 2012	$0.50	50,000	—

		3,215,000	3,435,000

(d)	Stock-based compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007

Risk-free interest rate	4.48%	3.87%
Expected dividend yield	0	0
Expected stock price volatility	121.87%	81.48%
Expected option life in years	5	5

During the year ended March 31, 2008, the Company recorded stock-based compensation expense of $74,274 (2007 - $96,000; 2006 - $191,315). Of this amount, $17,870 (2007 - $Nil; 2006 - $Nil) is included in additions in resource properties and $56,404 (2007 - $96,000; 2006 - $191,315) is recorded as stock-based compensation expense.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

8.	CAPITAL STOCK (Continued)

	(e)	Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2008 and 2007 and changes during the years ended on those dates is presented below:

	2008		2007

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Warrants outstanding and exercisable, beginning of year	12,617,572	$0.13	5,200,000	$0.42
Issued	—	—	13,037,572	$0.13
Exercised	(2,985,000)	$0.12	(420,000)	$0.12
Expired	(487,572)	$0.40	(5,200,000)	$0.15

Warrants outstanding and exercisable, end of year	9,145,000	$0.15	12,617,572	$0.13

As at March 31, 2008 and 2007, the following share purchase warrants were outstanding:

		Number of Warrants
	Exercise
Expiry Date	Price	2008	2007

March 30, 2008	$0.40	—	487,572
April 12, 2008 (Note 13)	$0.15	6,895,000	9,130,000
November 17, 2008	$0.15	2,250,000	3,000,000

		9,145,000	12,617,572

9.	RELATED PARTY TRANSACTIONS

During the year ended March 31, 2008:

	()a	$Nil (2007 - $26,000; 2006 - $26,300) was paid for accounting and corporate services to a private company owned by a former director and former secretary of the Company;

()b

$112,018 (2007 - $104,697; 2006 - $59,540) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

()c

$128,067 (2007 - $348,403; 2006 - $114,854) was charged to the Company for drilling services from ABC Drilling Services Inc. (“ABC Drilling”), a private company with common management. This amount has been capitalized under resource properties;

()d

$35,610 (2007 - $29,706; 2006 - $6,524) was charged to the Company for exploration services from Bralorne Gold Mines Ltd., a public company with common directors and management. This amount has been capitalized under resource properties;

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS (Continued)

	()e	$Nil (2007 - $13,930; 2006 - $30,000) was paid for consulting services to a private company controlled by a director of a related company;

	()f	$30,000 (2007 - $12,500; 2006 - $Nil) was paid for management fees to a private company controlled by a director and officer of the Company;

	()g	$Nil (2007 - $15,000; 2006 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

	()h	$10,048 (2007 - $Nil; 2006 - $Nil) was paid for geological management fees to a private company controlled by a director of the Company. This amount has been capitalized under resource properties; and

()i

$6,763 (2007 - $10,658; 2006 - $Nil) was paid for geological management fees to a private company owned by a director of a related company with common management. This amount has been capitalized under resource properties.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (2007 - $12,391; 2006 - $94,153) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without stated terms of interest or repayment.

Amounts due to related parties include $21,999 (2007 - $32,256; 2006 - $115,719) owed to Oniva, $53,985 (2007 - $68,069; 2006 - $61,317) owed to two public companies related by way of common directors, and $1,273 (2007 - $3,639; 2006 - $61,250) owed to three private companies controlled by directors of the Company. Amounts due are without stated terms of interest or repayment.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

10.	INCOME TAXES

The components of income taxes are as follows:

	2008	2007	2006

	28.70%	34.12%	34.12%

Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$1,680,000	$1,294,000	$1,416,000
Taxable capital loss carry-forwards for Canadian income tax purposes	3,380,000	3,380,000	3,380,000
Excess of undepreciated capital cost over net book value of fixed assets	475,000	478,000	354,000
Excess of tax value over net book value of resource properties	5,491,000	6,410,000	6,485,000
Share issue costs	16,000	—	—

	11,042,000	11,562,000	11,635,000
Approximate Canadian tax rate	28.70%	34.12%	34.12%

	3,169,054	3,944,954	3,969,862
Valuation allowance	(3,169,054)	(3,944,954)	(3,969,862)

	$—	$—	$—

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes will expire as follows:

Available to	Amount

2009	$111,000
2010	118,000
2014	174,000
2015	166,000
2026	257,000
2027	339,000
2028	515,000

$1,680,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

10.	INCOME TAXES (Continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Income tax benefit computed at Canadian statutory rates	$(196,107)	$(80,803)	$(136,628)
Permanent differences	17,077	32,983	64,458
Temporary differences not recognized in year	3,364	(3,394)	(5,824)
Reduction in future income taxes resulting in statutory rate reduction	779,486	—	—
Valuation allowance adjustment due to unrecognized tax losses	(603,820)	(132,693)	77,994

Income tax provision (recovery)	$—	$(183,907)	$—

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

During fiscal 2007, the Company raised $297,000 from the issue of flow-through shares and has renounced this amount to the purchasers. As at March 31, 2008, the amount of flow-through proceeds remaining to be expended by the Company on CEE is approximately $nil (2007 - $96,132).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

11.	SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Specific information pertaining to the Company’s mineral properties, which are all located in Canada, is disclosed in Note 5.

12.	COMMITMENTS

During the year, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $50,968. The leases expire between 2011 and 2012 and the commitments for the next four years are as follows:

2009	$19,469
2010	$19,469
2011	$11,163
2012	$867

13.	SUBSEQUENT EVENTS

Subsequent to March 31, 2008, 150,000 options were exercised for proceeds of $15,000 and 1,000,000 warrants were exercised for proceeds of $150,000.

Subsequent to March 31, 2008, 5,895,000 warrants expired on April 12, 2008.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

	(a)	Recent US accounting pronouncements

(i)

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

(ii)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

(iii)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

	(a)	Recent US accounting pronouncements (Continued)

(iv)

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

(v)

In February 2007, the FASB issued SFAS 159, “Fair Value Option for Financial Assets and Financial Liabilities”. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company expects that this new pronouncement will have no impact on the Company’s financial statements.

(vi)

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. There is no impact on the Company’s financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
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

Under Canadian GAAP, exploration and development expenditures are capitalized (Note 2(a)). Under Canadian GAAP, $17,870 of stock-based compensation expense is capitalized as resource property expenditures. Under US GAAP, all exploration and development expenditures are charged to expenses when incurred. Under US GAAP stock-based compensation is required to be charged to expenses.

Under Canadian income tax legislation, the Company is permitted to issue shares and agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the tax effect on renounced reserve expenditures on flow-through share issuances are treated as share issue costs whereas for US GAAP, this treatment is not allowed. Any issuance of flow-through shares are accounted for using Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created. This liability may be subsequently removed in tax assets. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced.

	(c)	Marketable securities

In 2007 under Canadian GAAP, marketable securities were stated at the lower of their written down value and market value. For 2008 under Canadian GAAP, the Company elected to treat its marketable securities as available-for-sale securities, unrealized gains and losses are included as part of comprehensive income, realized gains and losses are recognized in earnings in the period they occur. The accounting treatment utilized for marketable securities in 2008 under Canadian GAAP is consistent with the accounting treatment for marketable securities under US GAAP. Therefore, for 2008 there is no discrepancy between Canadian and US GAAP for marketable securities.

	(d)	Contributed surplus

Under Canadian GAAP, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock. Under US GAAP, stock-based payments are recorded as an expense over the vesting period with a corresponding increase to capital stock.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

	(e)	Reconciliation of total assets, liabilities and shareholders’ equity at March 31:

	2008	2007

Total assets for Canadian GAAP	$1,702,235	$1,747,631
Adjustments to US GAAP
Marketable securities	—	7,853
Capitalized mineral expenditures	(1,365,721)	(1,012,187)

Total assets for US GAAP	$336,514	$743,297

Total liabilities for Canadian GAAP	$199,424	$163,429
Adjustments to US GAAP	—	—

Total liabilities for US GAAP	$199,424	$163,429

Total capital stock for Canadian GAAP	$22,620,793	$22,160,953
Adjustments to US GAAP
Contributed surplus (Note 14(d))	350,949	319,015
Congress adjustment (Note 14(b))	(1,696,550)	(1,696,550)
Flow-through shares	183,907	183,907

Total capital stock for US GAAP	$21,459,099	$20,967,325

Total deficit for Canadian GAAP	$(21,470,523)	$(20,895,766)
Adjustments to US GAAP
Exploration adjustments	(1,365,721)	(1,012,187)
Congress adjustment (Note 14(b))	1,696,550	1,696,550
Flow-through shares	(183,907)	(183,907)

Total deficit for US GAAP	$(21,323,601)	$(20,395,310)

Other comprehensive income per Canadian GAAP	$1,592	$—
Adjustments to US GAAP
Marketable securities adjustments	—	7,853

Other comprehensive income per US GAAP	$1,592	$7,853

Total liabilities, capital stock and shareholders’ deficit per US GAAP	$336,514	$743,297

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

	(f)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP for the years ended March 31:

	2008	2007

Net loss per Canadian GAAP	$(574,757)	$(236,819)
Adjustments decreasing (increasing) net loss Flow-through shares	—	(183,907)
Stock-based compensation included in resource properties for year	(17,870)	—
Exploration and development expenditures for year	(335,664)	(463,136)

Net loss per US GAAP	$(928,291)	$(883,862)

Net loss per common share Canadian GAAP - Basic	$(0.01)	$(0.01)

Net loss per common share for US GAAP	$(0.02)	$(0.02)

Weighted average number of common shares outstanding (Canadian and US GAAP)	43,620,661	37,710,637

(g)	Comprehensive loss for the years ended March 31:

	2008	2007

Net loss per US GAAP	$(928,291)	$(883,862)
Differences in fair value of marketable securities	—	(28,331)

Comprehensive loss per US GAAP	$(928,291)	$(912,193)

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended March 31, 2008 and 2007
(Canadian Dollars)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

	(h)	Statement of cash flows for the years ended March 31:

	2008	2007

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(533,399)	$(315,411)

Adjustments to net loss involving use of cash Write-off expenditures on mineral interests	(293,470)	(463,136)
Stock-based compensation included in resource properties	(17,870)	—
Resource properties expenditures included in accounts payable	(42,194)	—

Net cash used in operating activities of continuing operations in accordance with US GAAP	(886,933)	(778,547)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(291,370)	(453,510)

Reclassification of expenditures on mineral property interests	293,470	463,136
Reclassification of stock-based compensation included in resource properties	17,870	—
Reclassification of resource properties expenditures included in accounts payable	42,194	—

Net cash provided by investing activities of continuing operations in accordance with US GAAP	62,164	9,626

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	417,500	662,997

Net decrease in cash in accordance with Canadian and US GAAP	(407,269)	(105,924)

Cash, beginning of year in accordance with Canadian and US GAAP	628,599	734,523

Cash, end of year in accordance with Canadian and US GAAP	$221,330	$628,599

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: October 14, 2008	LEVON RESOURCES LTD.

	By:	/s/ Ron Tremblay

Ron Tremblay, Principal Executive Officer

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

* Previously filed