Form 20-F
LEVON RESOURCES LTD
filed 2009-10-15
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2009
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to ________________
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______________

Commission File Number 0-13248

LEVON RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

Ron Tremblay, 455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada,
Tel:604-682-3701, Email: rontremblay@levon.com
(Name, telephone number, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

The number of outstanding Common Shares as of March 31, 2009 was 50,389,483.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
 Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

*Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17

☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  NOT APPLICABLE

Introduction

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

Cautionary Note to United States Investors Concerning Estimate of Measured and Indicated Mineral Resources

This Annual Report uses the term “measured resources”. We advise United States investors that although the terms "measured resources" and “indicated resources” are recognized and required by Canadian regulations, the United States Securities and Exchange Commission, referred to as the "SEC", does not recognize them. United States investors are cautioned not to assume that all or any part of our mineral resources in these categories will ever be converted into mineral reserves.

Glossary of Mining Terms
au	The elemental symbol for gold.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.
chert	A rock resembling flint and consisting essentially of crypto-crystalline quartrz or fibrous chalcedony.
cretaceous	The geologic period extending from 135 million to 65 million years ago.
cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.
fault	A fracture in a rock where there has been displacement of the two sides.
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

hectare or ha	An area totaling 10,000 square meters.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
intrusive	A rock mass formed below earth’s surface from magna which has intruded into a preexisting rock mass.
laterite	A residual product of rock decay that is red in color and has a high content in the oxides of iron and hydroxide of aluminum.
lode claim	A mining claim on an area containing a known vein or lode.
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

mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR	Payment of a percentage of net mining profits after deducting applicable smelter charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop	An exposure of rock at the earth’s surface.
porphyry	Rock type with mixed crystal sizes, ie. containing larger crystals of one or more minerals.
Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.
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

pyrite	Iron sulphide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
silification	A process of fossilization whereby the original organic components of an organism are replaced by silica, as quartz chalcedony, or opal.
sulfidation	In conditioning a flotation pulp, addition of soluble alkaline sulfides in aqueous solution to produce a sulfide-metal layer on an oxidized ore surface.
ton	Imperial measurement of weight equivalent to 2,000 pounds.
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).
trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Part I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended March 31, 2009, 2008, 2007, 2006 and 2005, is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2009, 2008 and 2007 are included in this Annual Report.  The selected historical financial information for each year ended March 31, 2006 and 2005, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP".  The financial statements included in Item 17 in this Annual Report are also prepared under Canadian GAAP.  Included within these financial statements in Note 16 is a reconciliation between Canadian GAAP and United States generally accepted accounting principles, which is referred to as "US GAAP", which differ, among other things, in respect to the recording of deferred exploration expenditures, recording of the investments in marketable securities, and recognition of future income tax benefits on renouncement of Canadian exploration expenditures to flow-through investors.

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year Ended March 31,
	2009	2008	2007	2006	2005

Summary of Operations:
Interest and miscellaneous Income	$9,119	$11,579	$14,071	$11,466	$421
Income tax recovery	-	-	183,907	-	101,475
Expenses General and administrative	(326,030)	(592,925)	(428,530)	(483,466)	(163,779)
Write-down of mining properties	-	-	-	(3,656)	-
Write-down property and equipment	-	-	-	-	(6,700)
Write-down investments	-	-	(9,979)	-	-
Recovery of mineral property costs	-	-	3,712	45,664	6,428
Net Income (loss) for year	(330,822)	(574,757)	(236,819)	(429,992)	(62,155)
Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)

	As at March 31,
	2009	2008	2007	2006	2005
Balance Sheet Data:
Total assets	$1,780,044	$1,702,235	$1,747,631	$1,526,119	$788,878
Cash and term deposits	295,736	221,330	628,599	734,523	23,388
Restricted cash	-	-	-	-	228,347
Total liabilities	203,065	199,424	163,429	315,488	297,509
Shareholders' equity	1,576,979	1,502,811	1,584,202	1,210,631	491,369

Number of Shares Issued	50,389,483	44,239,483	40,784,483	27,286,911	25,760,058

US GAAP	As at March 31,
	2009	2008	2007	2006	2005
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(330,822)	$(574,757)	$(236,819)	$(429,992)	$(62,155)
Adjustments	93,836	(353,534)	(647,043)	(202,308)	(259,869)
Net Income (loss) per US GAAP	(236,986)	(928,291)	(883,862)	(632,300)	(322,024)
Income (loss) per share per US GAAP	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)

	As at March 31,
	2009	2008	2007	2006	2005
Balance Sheet Data:
Total assets under Canadian GAAP	$1,780,044	$1,702,235	$1,747,631	$1,526,119	$788,878
Adjustments	(1,271,885)	(1,365,721)	(1,004,334)	(522,845)	(293,493)
Total assets under US GAAP	508,159	336,514	743,297	1,003,274	495,385

Total capital stock under Canadian GAAP	22,941,591	22,620,793	22,160,953	20,883,010	20,730,324
Adjustments	(1,059,134)	(1,161,694)	(1,193,628)	(1,505,235)	(1,696,550)
Total capital stock under US GAAP	21,882,457	21,459,099	20,967,325	19,377,775	19,033,774

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2005	1.2788	1.2096	1.3968	1.1774
2006	1.1935	1.1671	1.2704	1.1322
2007	1.1386	1.1529	1.1853	1.0990
2008	1.0327	1.0279	1.1584	0.9170
2009	1.1264	1.2602	1.3000	0.9844

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of October 7, 2009, the exchange rate was CN$1.0619 for each US$1.00.

Month	High	Low
April 2009	1.2643	1.1940
May 2009	1.1872	1.0872
June 2009	1.1625	1.0827
July 2009	1.1655	1.0790
August 2009	1.1079	1.0686
September 2009	1.1065	1.0613

B.	Capitalization and Indebtedness

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

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

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

Competition for recruitment and retention of qualified personnel.  We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies.  If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

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

Dependence on management.  We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

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

Limited and volatile trading volume. Although the Company's common shares are listed on the TSX Venture Exchange, referred to as the “TSX-V”, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company's common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company's common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2009 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $0.05 and a high of $0.16. Subsequent to the 2009 fiscal year, the Company's common share price has fluctuated between a low of $0.11 and a high of $0.23. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

Difficulty for U.S. investors to effect services of process against the Company. The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. The majority of the Company's directors and officers are residents of Canada. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United State court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended March 31, 2009, we had a net loss of $330,822 and an accumulated deficit on March 31, 2009 of $21,801,345. The Company has not generated revenues from operations and does not expect to general revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

Penny stock rules may make it more difficult to trade the Company’s common shares. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

•	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	changing fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing mineral properties; and

•	unenforceability of contractual rights,

any of which may adversely affect our business in that country.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company's functional currency is the Canadian Dollar. The Company's offices are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States. The Company’s financial results are reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Item 4.   Information on the Company

Cautionary Note to United States Investors

We describe our properties utilizing mining terminology such as "measured resources",  "indicated resources" and “inferred resources” that are recognized and required by Canadian regulations but are not recognized by the SEC.  United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.           History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd.  On January 13, 1975 we changed the name from Alice Arm Mining Ltd. to New Congress Resources, and on January 12, 1983 adopted the name Levon Resources Ltd. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia, Canada, V6C 1T1 and its phone number is 604-682-3701.

The Company is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. The Company’s principal business activities have been the exploration of mineral properties located in British Columbia, Canada where it has certain interest in three mineral properties including the Congress, Goldbridge (also known as the “BRX claims) and Wayside claims.  The Company also holds certain interest in three mineral properties located in Nevada, U.S., the Eagle Claims, the Norma Sass and the Ruf Claims. In addition, during the last fiscal year, the Company signed a Letter of Intent whereby the Company will earn a 51% interest in the Cordero property in Mexico.

Since March 31, 2004, the Company has made aggregate principle capital expenditures of $1,304,398 on its resource properties of which $985,980 was spent on the Congress, $247,780 on the Goldbridge (BRX), $9,088 on the Wayside claims, and $61,546 on the Cordero property. Please refer to Note 7 of the financial statements (Item 17) for information regarding the Company’s principal capital expenditures on its mineral properties.

With funds made available through private placement financings in fiscal 2005, fiscal 2007 and fiscal 2009, exploration programs have been on-going on the Congress Property and more recently on the Cordero Property.

In recent years, the Company had not carried out exploration work on the Eagle or Norma Sass/Ruf Claims because of the minority interest it holds in the claims. However, during the fiscal year end, the Company and Coral Gold Resources Ltd. (“Coral”) entered into an agreement with Barrick Gold (“Barrick”) for an option for Barrick to acquire up to an aggregate of 75% interest in the claims with a further option to buy-out the claims by paying US$6,000,000 and granting a 2% net smelter returns royalty for.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “LVN”. This fiscal year the Company’s common shares commenced trading on the Frankfurt Stock Exchange under the symbol “L09”. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and enables Europeans to trade the Company's common shares in Euros.

B.           Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on gold exploration. The Company’s most recent activities have been conducted on the Congress Property located in the Lillooet Mining Division of British Columbia, Canada, where we hold interest in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims. The Company also holds certain interests in three mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruf and Norma Sass claims and the Eagle claims. During the recent fiscal year end, the Company entered into a Letter of Intent whereby it will earn a 51% interest in a Mexican Property.

The Company is an "exploration stage company", as all of its properties are currently in the exploratory stage of development. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of its properties. In order to determine if a commercially viable mineral deposit exists further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

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

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3M wide intercept grading of 0.395 ounces per ton. The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits. Three angle core holes (1,048m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones. Such vein zones have been explored and mined at the Congress and Howard mines in the past. The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes.

The Company has no plans to carry out an exploration program on the Congress Property in the upcoming fiscal year.

Goldbridge Property (BRX claims) British Columbia, Canada

The Company held a 100% interest in the Goldbridge Property, also known as the BRX claims, until fiscal 2002 when Mill Bay Ventures Inc. (“Mill Bay”), a public company related by common directors, earned a 50% interest in the property by incurring $100,000 in exploration expenditures on the property and issuing to Levon 100,000 common shares. During fiscal 2006, the option was satisfied and Levon’s interest in the property was reduced to 50%.

During 2007 and 2008, Mill Bay incurred $67,198 and $25,016, respectively of deferred expenditures on the BRX claims, which were not proportionately funded by Levon. Mill Bay waived the requirement of proportionate funding by Levon on these specific expenditures; notwithstanding this waiver, the terms of the Joint Venture Agreement were ratified by Mill Bay and Levon to remain in effect.

During 2008, the Company reopened the Arizona portal to the Goldbridge Property to sample the adit for tungsten to determine future exploration.

The Company has no plans to carry out an exploration program on the Goldbridge Property in the upcoming fiscal year.

Norma Sass and Ruf Property, Nevada, USA

In 2003, the Company acquired an undivided one-third interest in a total of 54 mineral claims known as the Norma Sass and Ruf Property (Norma Sass – 37 claims and Ruf – 17 claims) located in Lander County, Nevada from Coral Gold Resources Ltd. (“Coral”), a public company related by common directors, in consideration of cash payments totalling $350,292 and 300,000 common shares of the Company. The property is subject to a 3% net smelter royalty with Coral to a maximum of US$1,250,000.

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

In September 2008, the Company and Coral’s wholly-owned U.S. subsidiary, Coral Resources, Inc. (“CRI”) entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US$3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out CRI’s and the Company’s joint interest by paying US$6 million and granting them a 2% net smelter returns royalty.

During 2009, Barrick announced that plans are underway to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property.  The proposed drilling has target depths in the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.

Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit.  Norma Sass’ proximity to Pipeline offers the deep discovery potential Barrick is pursuing.  They have completely remapped and reinterpreted the Pipeline open pit geology since their acquisition of Placer Dome, and have a new stratigraphic model for the host rocks and structural setting of the gold deposit.

Cordero-Sanson Property, Chihuahua, Mexico

In February 2009, the Company signed a Letter of Intent with Valley High Ventures (“Valley High”), whereby Levon will earn a 51% interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) (paid) and by spending CDN$1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop their wholly owned Cordero-Sanson Property (“Cordero”) 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

In February 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in northcentral Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that total about 10,000 hectares and cover the entire Cordero mining district.  The large south land parcel covers the Cordero porphyry belt which has a 6 km strike length and is 3 km wide. The belt consists of four mineralized intrusive (porphyry) centers that have been explored and developed mostly for high grade Ag, Au, Zn and Pb veins.  Bulk tonnage deposit exploration has been confined to the northeastern most intrusive center for Mo and Cu deposits.

In June 2009, the Company announced the discovery of the Pozo de Plata mineralized dike and diatreme complex that expands the strike of the district porphyry belt 2 km to the southwest. Local miner reports of silver minerals in breccia in a hand dug water well out in an unprospected valley area mostly covered by thin alluvial gravel.  The reports were followed up with geologic traverses, mapping, bedrock and soils sampling and trenching.  Bedrock exposures of mineralized rhyolite dikes and diatreme breccia rocks are present in outcrop along a nearby creek.  Initial rock samples returned anomalous Ag, Au, Zn and Pb in bedrock grab samples over a distance of 150 metres.

In September 2009, the Company reported additional trenching results for testing of extensions of high values encountered in the Pozo de Plata, testing for surface mineralization in recently mapped diatreme breccias above high chargeability anomalies defined in a 3D IP survey and to expose bedrock near current artisan shafts sunk on high grade.

In September 2009, drilling commenced on the property with the first phase program comprising of a minimum of 4,000m of diamond drilling designed to test a number of targets, including zones of high chargeability as outlined by the recent 3D IP survey, including the Pozo de Plata target located at the southwest corner of the Cordero Dome.  The exploration target is a bulk-mineable deposit similar to the Penasquito deposit currently being developed by Goldcorp. The Pozo de Plata target was recently cut by an array of surface rock chip samples in two trenches separated by about 300 to 536 metres.  The target remains open away from the trenches in all directions and at depth. These trenches and detailed mapping indicate that the target consists of mineralized rhyolite dykes, diatreme breccias, and contact zones with limestone country rocks southwest of the Cordero lava dome complex.   The trenches across the target returned 175 m grading 21.8 g/T Ag, 0.20 g/ T Au, 0.16% Zn, 0.20% Pb within wider intervals of lower grade mineralized rock. Other targets are defined by outcropping high grade veins, Ag, Au, Zn, Pb geochemical results (soils, rock chip and mine dump samples), the down dip projections of high grade veins and their intersections with strong 3D induced polarization (IP) chargeability anomalies beneath the Cordero lava dome complex.

Significant Acquisitions and Significant Dispositions

The Company has no significant acquisitions or dispositions of property, other than as otherwise disclosed in this Annual Report.

Competition

The mining industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company’s. The companies compete with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or few customers or suppliers for revenues or its operations.

Seasonality

Certain of the Company’s operations are conducted in British Columbia.  The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in the Company’s operations.  As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the properties is easier.  In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires.

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

In previous years, the Company focused its exploration activities on its properties located in British Columbia, Canada. These are located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada and 4 kilometers northeast of Goldbridge in the Lillooet Mining Division, NTS 092J15W. Goldbridge, the closest town, has a population of approximately 41 with main industries including ranching, guiding, tourism and mining. Facilities include a first aid station, motel and hotel, grocery store, post office, service station, and a restaurant. More complete services are available in Lillooet, less than two hours by road, east of Goldbridge.

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

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). In 1983 Veronex earned a 50% net interest in the claims (net of a 5% net smelter royalty) held by the Company, by expending $1,000,000 on the property. Under the terms of the Joint Venture Agreement each party is equally responsible for expenses of the joint ventures. In the event that a party is unable to pay its portion of expenses, such party’s interest in the joint venture will be diluted. Exploration under the Joint Venture ceased in 1989. During recent fiscal years, with funding made available through equity financing, exploration activities have recommenced with the Company incurring 100% of expenditures.

The Company is currently reviewing ownership of the Veronex 50% interest and working on updating this agreement.

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

Permitting. The Company held a Free Miners Certificate (“FMC”) #115631, which expired April 8, 2009. The Company can renew this FMC at such a time when further work is planned. Claim holdings can be renewed either by filing assessment reports or paying the fees, as described above under Property Description and Location. Certain exploration work requires a permit and in some cases posting a reclamation bond. The Company currently has $32,629 in bonds with the provincial government.

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

History and Exploration.

These mineral claims are subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. (“Veronex”). Exploration under the Joint Venture ceased in early 1989 when Veronex ceased to contribute to the joint venture’s expenses.  During recent fiscal years, with funding made available through equity financing, exploration activities have recommenced with the Company incurring 100% of expenditures.

The Congress Zone was discovered in 1913 and has been explored and mined intermittently since then. Significant periods of activity occurred in 1933, when a 1,000 ton bulk sample was mined for metallurgical tests, and 1945-1950, when the vein was developed on 5 underground levels and some mineralized material stopped.

The Howard Zone was discovered in 1959 and explored by Bralorne-Pioneer Mines Ltd. who put in approximately half of the Lower Howard workings between 1960 and 1964. The Company carried out surface and underground drilling and drifting between 1976 and 1988 when the rest of the Lower Howard and the Upper Howard workings were excavated.

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

Proposed Exploration. The Company has no plans to carry out exploration activities on the Congress property in the next fiscal year.

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

The Company obtained a permit number MX-4503 dated June 27, 2003 and amended March 24, 2004 for which underground development is approved for exploration on vein for a total of 60 m.  A permit issued in 1994 for trenching and drilling on the property is still extant and for which a reclamation bond of $3,500 remains with the provincial government.

Between 1984, when the property was acquired, and 1986, the Company carried out a re-evaluation involving line cutting, soil sampling, geological mapping, VLF-EM surveys and back-hoe trenching followed by underground sampling and mapping at the California 2 level and Why Not adits and in 1987, drilled 518 m over six short holes on the Rand zone. In addition two holes of 307 m aggregate were drilled on a quartz vein in the Hurley river bed, about 350 m south of the Arizona portal.  In late 1994 trenching and drilling on targets located in 1985 found that the gold was generally low grade.

There is no underground or surface plant or equipment located on the claims, nor any known body of ore.

During the year ended March 31, 2002, the Company wrote-down the expenditures related to the claims resulting in a charge of $118,179 to operations. The claims remain in good standing until December 25, 2014.

Proposed Exploration. The Company has no plans to carry out exploration activities on the BRX in the next fiscal year.

As at the date of this report, the Goldbridge Claims (BRX) is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Wayside Property, British Columbia, Canada

In 1997 the Company acquired a 100% interest 27 mineral claims known as the Wayside claims for for $5,000. There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time.  The claims are considered of merit and we will continue to maintain them in good standing. The Company wrote the claims down in fiscal 2002 to $9,089 by a charge to operations of $42,119.

As at the date of this report, the Wayside Property is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Norma Sass and Ruf Claims, Nevada, USA

In fiscal year 2003, the Company acquired a 33.33% interest in 54 mineral claims known as the Norma Sass and Ruf Claims from Coral Gold Resources Ltd. (“Coral”) a public company related by common directors.  The property consists of 37 mining claims (the Norma Sass claims) and 17 claims (the Ruf claims) and is located in the state of Nevada.  Access to the property from Elko, Nevada, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then 19 kilometers south on highway 306 to the Ruf and approximately 25 kilometers south on highway 306 to Norma Sass.  A four-wheel drive vehicle is usually necessary to access all roads on the property.

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

In September 2008, the Company and Coral Gold Resources Ltd.’s wholly-owned U.S. subsidiary, Coral Resources, Inc. (“CRI”) entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out CRI’s and the Company’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

There is no underground or surface plant or equipment located on the Norma Sass or the Ruf claims, nor any known body of commercial ore.

As at the date of this report, the Norma Sass and Ruf Claims are without known Mineral Reserves, and any activities carried out on the claims are exploration in nature.

Eagle Claims, Nevada, USA

The Company holds a 50% interest, subject to a 3% net smelter royalty to a maximum of US$1,250,000 in the Eagle Claims. The property consists of 46 lode claims (approximately 646 acres), known as the Eagle 15 to 50 and Eagle 53 to 61 and are located in Corral Canyon, in Lander County, Nevada.  Access to the property is through Elko, Nevada, a regional mining supply center, via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley.  A four-wheel drive vehicle is usually necessary to access all roads on the property.  There is no underground or surface plant or equipment on the property, nor any known body of commercial ore.

The Company has not conducted exploration on the Eagle property since 1997 when a surface geophysical exploration program was conducted. In 2002, when the Company decided not to conduct further work on the property, the property was written down to a nominal value of $1 by a charge to operations of $232,170.  Although the Company has no further plans to explore the property it keeps the claims in good standing by paying its 50% of the cost (approximately US $3,500 annually) in holding fees and taxes with the intent of selling the property, if and, when the opportunity presents itself.

As at the date of this report, the Eagle Claims are without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Item 5.   Operating and Financial Review and Prospects

The following discussion and analysis of the results of operations and financial position of the Company for the years ended March 31, 2009, 2008 and 2007 should be read in conjunction with the March 31, 2009 audited financial statements and the related notes thereto.

The financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. In addition, US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal March 31, 2008 the Canadian GAAP treatment is the same, however in fiscal March 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations. See Note 16 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A.           Operating Results

Results of Operations

Twelve months ended March 31, 2009 compared with the twelve months ended March 31, 2008

General and administrative expenses

General and administrative expenses totaled $326,030 for the year ended March 31, 2009 with a comparative total of $592,925 for the year ended March 31, 2008, a decrease of $266,895.  An overall reduction in spending has resulted in decreases of $14,336 in consulting and management fees, $9,110 in compliance listings and transfer agent fees, $14,334 in office occupancy, $19,776 in professional fees, $3,852 in salaries and benefits, $134,352 in shareholder relations, $46,046 in stock based compensation and $42,950 in travel and automotive. These decreases were offset by an increase of $17,861 in general exploration which was a result of the Company seeking new opportunities earlier in the fiscal year.

The Company eliminated outside investor relations consultants which attributed to the decrease in shareholder relations; this also resulted in less travel expenses. Consulting and legal fees decreased as a result of the reduced hiring of outside consultants and less activity requiring legal assistance. There were no new issuances of stock options in the current year; therefore stock based compensation expense was lower.

Loss for the year

Loss for the year ended March 31, 2009 was $330,822 compared to a loss of $574,757 for the year ended March 31, 2008, a decrease of $243,935.  The main reason for this change was the decrease of $266,895 in general and administrative expenses as discussed above. Reducing this effect was a decline of $2,460 in interest income, due to a lower cash balance and $20,500 additional loss associated with foreign exchange.

Twelve months ended March 31, 2008 compared with the twelve months ended March 31, 2007

General and administrative expenses

General and administrative expenses totaled $592,925 for the year ended March 31, 2008, compared with $428,530 for the year ended March 31, 2007 an increase of $164,395.  Consulting and management fees, professional fees, salaries and benefits, shareholder relations and travel and automotive all increased in the twelve months ended March 31, 2008 by $8,995, $23,367, $28,187, $139,778 and $74,889 respectively. Compliance listings and transfer agent fees, corporate and administrative services, general exploration, office occupancy and miscellaneous and stock based compensation all decreased in the twelve month period ended March 31, 2008 by $2,603, $26,000, $5,649, $1,673 and $74,896 respectively.

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

Loss for the period

Loss for the year ended March 31, 2008 was $574,757 compared with a loss of $236,819 for the year ended March 31, 2007, an increase of $337,938.  The future income tax benefit of $183,907 in 2007 had a significant impact on this variance as well as shareholder relations and travel. There was a foreign exchange gain of $6,589 in the year ended March 31, 2008 compared to nil in the comparative period.  This is due to the increase in value of the Canadian dollar compared to the U.S. Dollar and the effect it had on some debt that is payable in U.S. dollars.  Interest income of $11,579 in the year ended March 31, 2008 was $2,492 less than in the year ended March 31, 2007 and is due to the Company holding less cash in the current period.

B.           Liquidity and Capital Resources

At this time the Company has no operating revenues.  Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at March 31, 2009 the Company had working capital of $231,130.

During the year, $150,000 was raised through the exercising of 1,000,000 warrants and $15,000 through the exercising of 150,000 stock options.

During the year ended March 31, 2008, $358,500 was raised through the exercising 2,985,000 warrants and $59,000 through the exercising of 470,000 stock options.

In March 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share with a term of two years at an exercise price of $0.15 during the first year and $0.25 during the second year.  The warrants will be subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

In July 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010.  The Company paid to certain arm’s length finders a finder’s fee equal to 7% of the funds raised ($42,336), plus Broker’s Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600 broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010. The warrants are subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

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

Mineral exploration and development is capital extensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital

C.           Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.           Trend Information

As the Company is a mineral exploration company with no currently producing properties, the information required by this section is not applicable.

E.           Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The Company has no off-balance sheet obligations.

G.           Safe Harbor

Certain statements in this Annual Report, including those appearing under this Item 5, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended.  Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on the Company’s website or otherwise, in the future, by us or on our behalf.  Such statements are generally identifiable by the terminology used such as “plans”, “expects”, “estimates”, “budgets”, “intends”, “anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may”, or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, among others: market prices for metals; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which the Company carries on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information – “Risk Factors”, and in other documents that are filed with the SEC.  The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; the Company’s course of action would depend upon its assessment of the future considering all information then available.  In that regard, any statements as to future production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of the Company’s capital program; drilling; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated.  Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated.  The foregoing statements are not exclusive and further information concerning the Company, including factors that could materially affect its financial results, may emerge from time to time.  The Company does not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at September 25, 2009.  The directors were elected by the Shareholders on September 11, 2009 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation
William Glasier Director	Mining executive; President of Mill Bay Ventures Inc., Director of Bralorne Gold Mines Ltd.	May 22, 1990
Florian Riedl-Riedenstein Director	Independent Financial Consultant; Director of Cresval Capital Corp.	April 4, 1996
Louis Wolfin Director and Chairman of the Board	Mining Executive; CEO and Director of Coral Gold Resources Ltd and Cresval Capital Corp.; Director of Avino Silver & Gold Mines Ltd. and Bralorne Gold Mine Ltd.	September 26, 1978
Gary Robertson Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Mill Bay Ventures Inc., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005
Ron Tremblay Director, Chief Executive Officer and President	President of Stone’s Throw Capital Corp.	September 7, 2006
David Wolfin (1) Director and V.P Finance
President and Director of Avino Silver & Gold Mines Ltd., and Gray Rock Resources Ltd., Director of Berkley Resources Ltd. and Bralorne Gold Mines; President of Coral Gold Resources Ltd., Director of Mill Bay Ventures Ltd, and Cresval Capital Corp.

November 23, 2006
Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting	September 6, 2007
Lisa Sharp Chief Financial Officer	Chief Financial Officer of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Mill Bay Ventures Inc., and Sonic Technology Solutions Inc.	June 9, 2008
Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd. and Mill Bay Ventures Inc.	September 25, 2008

(1) David Wolfin is the son of Louis Wolfin

B.           Compensation

For purposes of this Item 6(B), “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)           the Company’s chief executive officer (“CEO”);

(b)           the Company’s chief financial officer (“CFO”);

                (c)          each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

               (d)          any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial years;

each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three (3) Named Executive Officers, namely, its CEO, Louis Wolfin, its current CFO, Lisa Sharp, and its former CFO, Kevin Bales.

1)           Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs.  The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on Board discussions with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2)           Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended March 31, 2009 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (*)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Louis Wolfin CEO and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lisa Sharp (1) CFO	2008	8,920	Nil	Nil	Nil	Nil	Nil	Nil	$8,920
Kevin Bales (2) Former CFO	2008	1,654	Nil	Nil	Nil	Nil	Nil	Nil	$1,654

*The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(1)           Ms. Lisa Sharp was appointed CFO of the Company on June 9, 2008.
(2)           Mr. Kevin Bales ceased to act as CFO of the Company on May 30, 2008

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended March 31, 2009.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2009 Stock Option Plan.

    The Company maintains the formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. This currently represents 5,538,948 Common Shares available under the Plan, of which 2,825,000 are issued and 2,713,948 are reserved and available for issuance. For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on August 18, 2009.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors. The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3)           Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2009:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Louis Wolfin CEO & Director	500,000	$0.10	Apr. 5, 2010	$10,000	Nil	Nil
Lisa Sharp CFO	Nil	Nil	N/A	Nil	Nil	Nil
Kevin Bales, Former CFO	Nil	Nil	N/A	Nil	Nil	Nil

(1)           In-the-Money Options are those where the market value of the underlying securities exceeds the option exercise price or the market price at March 31, 2009. The closing market price of the Company's common shares as at March 31, 2009 was $0.12 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2009:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Louis Wolfin CEO & Director	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1) No value was attributed to unexercised vested options that were out of the money on March 31, 2009.

4)           Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)           Termination and Change of Control Benefits

The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6)           Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended March 31, 2009:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Victor Chevillon	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Florian Riedl-Reidenstein	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ron Tremblay	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Louis Wolfin	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Wolfin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

No Director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)           any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)           any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 300,000 shares of the Company at a price of $0.10 per share exercisable on or before April 5, 2010, None of which have been exercised; and an aggregate of 550,000 shares of the Company at a price of $0.21 per share exercisable on or before April 25, 2011, none of which have been exercised, and an aggregate of 200,000 shares of the Company at a price of $0.10 per share exercisable on or before October 2, 2011, none of which have been exercised, and an aggregate of  100,000 shares exercisable on or before September 14, 2012 none of which have been exercised, and an aggregate of 100,000 shares exercisable on or before April 28, 2014 none of which have been exercised.

C.           Board Practices

The Board is currently comprised of seven directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the Board is no longer a member of management.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on September 11, 2009, the shareholders elected Messrs. Chevillon, Glasier, Riedl-Riedenstein, Robertson, Tremblay, Wolfin, and Wolfin as directors.

The Board has considered the relationship of each director to the Company and currently considers four of the seven directors to be “unrelated” (Messrs. Glasier, Riedl-Riedenstein, Robertson, and L. Wolfin). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Two of the directors (Messrs. Wolfin and Wolfin) are related family members.

Procedures are in place to allow the Board to function independently.  At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.  Committees meet independent of management and other directors.

Mandate of the Board of Directors, its Committees and Management

The role of the Board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy. Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the Board for consideration and approval. The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business. Management provides the Board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. Management is responsible for the training and development of personnel. The Board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy. Through the Audit Committee, and in conjunction with its auditors, the Board assesses the adequacy of the Company’s internal control and management information systems.  The Board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations. Major financings, acquisitions, dispositions and investments are subject to Board approval. A formal mandate for the Board, the Chief Executive Officer and the Chief Financial Officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the Board.  The Board meets as required. The Board and committees may take action at these meetings or at a meeting by conference call or by written consent.

Committees

Audit Committee

The Audit Committee assists the Board in its oversight of the Company’s financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

The Audit Committee currently consists of three directors (Messrs. Gary Robertson, William Glasier and Florian Riedl-Riedestein). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

The Board has adopted a charter for the Audit Committee which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

●
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

●	determination of which non-audit services the external auditor is prohibited from providing;
●	the engagement, evaluation, remuneration, and termination of the external auditors;
●	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
●	its relationship with and expectation of the internal auditor;
●	its oversight of internal control;
●	disclosure of financial and related information; and
●	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation Committee

The Compensation Committee recommends to the Board the compensation of the Company’s Directors and the Chief Executive Officer which the Compensation Committee feels is suitable.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The Compensation Committee consists of two unrelated directors (Messrs. Robertson and Glasier) and one related director (Mr. Tremblay).  It is intended that the Compensation Committee will eventually be comprised of solely unrelated directors.

Corporate Governance Committee

The Corporate Governance Committee assists the Board in establishing the Company’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its committees and making recommendations to the Board as appropriate.  When considering nominees to the Board, the Corporate Governance Committee’s mandate requires that it consider the current composition of the Board and give consideration to candidates having experience in the industry, life experience and background.  The Corporate Governance Committee is also responsible for the Company’s corporate governance guidelines.  The Corporate Governance Committee may retain legal or other advisors.

The Corporate Governance Committee currently consists of two directors (Messrs. Glasier and Trembley).  Mr. Glasier is an unrelated director. It is intended that the Corporate Governance Committee will eventually be comprised solely of unrelated directors.

D.           Employees

The Company has no employees at this time.

E.           Share Ownership

The following table sets forth the share ownership of our directors and officers as of September 18, 2009:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	602,500	1.09%
William Glasier	322,381	*
Florian Riedl-Riedenstein	Nil	N/A
Gary Robertson	310,000	*
Ron Tremblay	14,648,000	26.45%
David Wolfin	604,000	1.09%
Louis Wolfin	3,051,974	5.51%
Lisa Sharp	Nil	N/A
Dorothy Chin	Nil	N/A

    *Less than one percent

Outstanding Options

The following information, as of September 18, 2009, reflects outstanding options held by the Named Executive Officers:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin, Director and Former CEO(1)	500,000	April 6, 2005	$0.10	April 5, 2010
Ron Tremblay, Director and Current CEO(2)	350,000 150,000	April 26, 2006 October 2, 2006	$0.21 $0.10	April 25, 2011 October 2, 2011
Lisa Sharp, Current CFO	50,000	April 28, 2009	$0.25	April 28, 2014
Kevin Bales, Former CFO	Nil	N/A	N/A	N/A

(1)	After the Company’s Annual Shareholders’ Meeting held on September 11, 2009, Mr. Wolfin was appointed Chairmen of the Board.
(2)	After the Company’s Annual Shareholders’ Meeting held on September 11, 2009, Mr. Tremblay was appointed Chief Executive Officer and President.

Item 7.  Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other then identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at September 1, 2009 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned	Percent of Class
Louis Wolfin	3,051,974	5.51%
Ron Tremblay	14,648,000*	26.45%
All Officers and Directors as a Group (9 persons)	19,538,855	35.28%

* These shares are held by Ron Tremblay indirectly through Stone's Throw Capital Corp., a company of which he is the President and sole Director.

B.           Related Party Transactions

During the year ended March 31, 2009, the Company paid, or made provision for the future payment of the following amounts to related parties:

(a)
$90,293 (2008 - $112,018; 2007 - $104,697) was charged to the Company for office, occupancy and miscellaneous costs, shareholder relations and promotion, travel,  salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(b)	$30,000 (2008 - $30,000; 2007 - $12,500) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$60,136 (2008 - $10,048; 2007 - $Nil) was charged for geological management fees to a private company controlled by a director of the Company. Of this amount, $35,390 has been capitalized under mineral properties and $24,746 has been expensed under general exploration;

(d)
$8,310 (2008 - $5,580; 2007 - $6,173) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors and management;

(e)	$Nil (2008 - $128,067; 2007 - $348,403) was charged to the Company for drilling services by ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

(f)	$Nil (2008 - $35,610; 2007 - $29,706) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

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

The amount due from a related party consists of $5,564 (2008 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $26,680 (2008 - $21,999) owed to Oniva, $66,243 (2008 - $53,985) owed to a public company related by way of common directors and $32,972 (2008 - $1,273) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.  Financial Information

A.           Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report;
•	Balance Sheets as at March 31, 2009 and March 31, 2008;
•	Statement of Operations and Comprehensive Loss for the years ended March 31, 2009, 2008 and 2007;
•	Statement of Shareholders’ Equity for the years ended March 31, 2009, 2008 and 2007;
•	Statement of Cash Flows for the years ended March 31, 2009, 2008 and 2007; and
•	Notes to Financial Statements for the years ended March 31, 2009, 2008 and 2007.

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

As of September 11, 2009, there were 447 holders of record in the United States holding 3,162,825 of the Company’s common shares representing 53.02% of the total number of shareholders, and approximately 5.71 % of the total number of common shares issued.  The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

Between October 23, 2003 and February 15, 2005, in accordance with TSX Venture Policy 2.5, the Company’s listing was transferred to the NEX board (a trading system designed for companies that did not meet the minimum listing requirements for a TSX Venture Tier 2 listing.  The following table sets forth the high and low prices expressed in Canadian dollars on  the TSX Venture Exchange or the NEX, as the case maybe, for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange/NEX (Canadian Dollars)
Last Five Fiscal Years	High	Low
2009	0.16	0.05
2008	0.33	0.11
2007	0.24	0.09
2006	0.17	0.05
2005	0.12	0.06

2008-2009	High	Low
Fourth Quarter ended March 31, 2009	0.13	0.05
Third Quarter ended December 31, 2008	0.12	0.05
Second Quarter ended September 30, 2008	0.15	0.07
First Quarter ended June 30, 2008	0.16	0.10
2007-2008	High	Low
Fourth Quarter ended March 31, 2008	0.18	0.11
Third Quarter ended December 31, 2007	0.29	0.12
Second Quarter ended September 30, 2007	0.33	0.17
First Quarter ended June 30, 2007	0.29	0.18
Last Six Months	High	Low
September 2009	0.23	0.16
August 2009	0.18	0.15
July 2009	0.23	0.14
June 2009	0.23	0.13
May 2009	0.16	0.11
April 2009	0.20	0.12

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

Shareholders

An annual general meeting is held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

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

C.           Material Contracts

The Company entered into a cost sharing agreement dated October 1, 1997 amended November 1, 2003 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on Levon’s behalf and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

D.           Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.           Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder".  This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty".  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

Because the Company’s stock is "marketable" under section 1296(e), a United States Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

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

The 10% United States shareholders of a CFC are subject to current United States tax on their pro-rata shares of certain income of the CFC and their pro-rata shares of the CFC’s earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation’s undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock, which would otherwise qualify for capital gains treatment.

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

United States Information Reporting and Backup Withholding

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
Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F.  Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, the Company’s disclosure controls and procedures were not effective to ensure that the information required to be disclosed by its reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  The conclusion that the Company’s disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.  The Company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for its company. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including its principal executive officer and principal financial officer conducted an evaluation of the design and operation of its internal control over financial reporting as of March 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the internal control over financial reporting was not effective as at March 31, 2009 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of its internal controls over financial reporting; however these steps were not complete as of March 31, 2009. During the period covered by this annual report on Form 20-F, the Company has not been able to remediate the material weaknesses identified above. To remediate such weaknesses, the Company plans to implement the following changes during our fiscal year ending March 31, 2010: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

The Company’s internal control over financial reporting was not subject to attestation by its independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit it to provide only management’s report in this annual report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting in the year ended March 31, 2009.  However, as a result of the evaluation of the Company’s internal control over financial reporting as of March 31, 2009, conducted by our principal executive officer and principal financial officer, the Company expects to make such changes in the year ended March 31, 2010.

Item 16A.  Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson and Mr. Florian Riedl-Riedentstein are qualified as Audit Committee Financial Experts and both members are independent as determined by the NASDAQ listing rules.

Item 16B.  Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2009, 2008 and 2007 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2009 was $28,448 (March 31, 2008: $28,240; March 31, 2007: $19,500).

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2009 were $nil at the date of this Annual Report (March 31, 2008: $4,500; March 31, 2007: $2,950). These fees related to services with respect to the Company’s Form 20-F.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by Smythe Ratcliffe LLP for the fiscal year ended March 31, 2009 was $nil at the date of this Annual Report (March 31, 2008: $2,000; March 31, 2007: $nil).  The services comprising these fees include compliance service with respect to Canadian filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2009 was $nil (March 31, 2008: $nil; March 31, 2007: $nil).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2009. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditor’s Report	51
Balance Sheets	52
Statements of Operations and Comprehensive Loss	53
Statements of Shareholders’ Equity	54 thru 55
Statements of Cash Flows	56
Notes to Financial Statements	57 thru 82

Item 18.  Financial Statements

Not applicable. See Item 17.

Item 19.  Exhibits

Exhibit Number	Name
1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

* Previously filed

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Audited Financial Statements

For the years ended March 31, 2009, 2008 and 2007
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Levon Resources Ltd. are the responsibility of the Company’s management. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements as at and for the year ended March 31, 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Louis Wolfin”	“Lisa Sharp”
Louis Wolfin	Lisa Sharp
CEO	CFO

Vancouver, British Columbia
July 3, 2009

AUDITORS' REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the balance sheets of Levon Resources Ltd. (an Exploration Stage Company) as at March 31, 2009 and 2008 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended March 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 3, 2009

COMMENTS BY AUDITORS FOR US READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated July 3, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 3, 2009

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Balance Sheets
(In Canadian Dollars)
As at March 31

	2009	2008

ASSETS
Current
Cash	$295,736	$221,330
Accounts receivable and prepaid expenses	125,762	43,166
Investments (Note 5)	12,697	31,065

Total Current Assets	434,195	295,561

Due from related party (Note 12)	5,564	5,564
Reclamation deposits (Note 6)	32,629	31,317
Mineral properties (Note 7)	1,304,398	1,365,721
Equipment (Note 9)	3,258	4,072

Total Assets	$1,780,044	$1,702,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$77,170	$122,167
Due to related parties (Note 12)	125,895	77,257

Total Current Liabilities	203,065	199,424

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	22,941,591	22,620,793
Contributed surplus	453,509	350,949
Accumulated other comprehensive income (loss)	(16,776)	1,592
Deficit	(21,801,345)	(21,470,523)

Total Shareholders’ Equity	1,576,979	1,502,811

Total Liabilities and Shareholders’ Equity	$1,780,044	$1,702,235

Nature of Operations and Going Concern (Note 1)
Commitments (Note 14)
Subsequent Events (Note 15)

Approved on behalf of the Board:

“Louis Wolfin”
…......................................................  Director
Louis Wolfin

“Ron Tremblay”
…......................................................  Director
Ron Tremblay
The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
For the years ended March 31

	2009	2008	2007
Expenses
Consulting and management fees	$30,664	$45,000	$36,005
Listing and filing fees	21,873	30,983	33,586
Corporate and administrative services	-	-	26,000
General exploration	26,789	8,928	14,577
Office occupancy and miscellaneous	28,239	42,573	44,246
Professional fees	46,506	66,282	42,915
Salaries and benefits	48,919	52,771	24,584
Shareholder relations and promotion	53,567	187,919	48,141
Stock-based compensation (Note 10(d))	10,358	56,404	131,300
Travel	59,115	102,065	27,176

Loss Before Other Items and Future Income Tax Recovery	(326,030)	(592,925)	(428,530)

Other Items
Recovery of mineral property costs	-	-	3,712
Interest income	9,119	11,579	14,071
Foreign exchange gain (loss)	(13,911)	6,589	-
Write-down of investments	-	-	(9,979)

Loss Before Future Income Tax Recovery	(330,822)	(574,757)	(420,726)
Future income tax recovery (Note 11)	-	-	183,907

Net Loss for Year	(330,822)	(574,757)	(236,819)

Other Comprehensive Income
Unrealized loss in investment securities (Note 5)	(18,368)	(6,261)	-
Total Comprehensive Loss	$(349,190)	$(581,018)	$(236,819)

Loss Per Share, Basic and Diluted	$(0.01)	$(0.01)	$(0.02)

Weighted Average Number of Common Shares Outstanding	45,364,278	43,620,661	37,710,637

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Equity
(In Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Paid Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, March 31, 2006	27,286,911	$20,883,010	$795,253	$191,315	$(20,658,947)	$-	$1,210,631
Common shares issued for cash:
Private placements	13,037,572	1,425,650	(795,253)	-	-	-	630,397
Share issuance costs	-	(21,800)	-	-	-	-	(21,800)
Exercise of stock options	40,000	4,000	-	-	-	-	4,000
Exercise of warrants	420,000	50,400	-	-	-	-	50,400
Fair value of stock options exercised	-	3,600	-	(3,600)	-	-	-
Income tax recovery on flow-through shares	-	(183,907)	-	-	-	-	(183,907)
Stock-based compensation	-	-	-	131,300	-	-	131,300
Net loss for the year	-	-	-	-	(236,819)	-	(236,819)

Balance, March 31, 2007	40,784,483	22,160,953	-	319,015	(20,895,766)	-	1,584,202

Transitional adjustment for fair value of investments	-	-	-	-	-	7,853	7,853

Common shares issued for cash:
Exercise of stock options (Note 10(b))	470,000	59,000	-	-	-	-	59,000
Exercise of warrants (Note 10(b))	2,985,000	358,500	-	-	-	-	358,500
Fair value of stock options exercised	-	42,340	-	(42,340)	-	-	-
Stock-based compensation (Note 10(d))	-	-	-	74,274	-	-	74,274
Net loss for the year	-	-	-	-	(574,757)	-	(574,757)
Unrealized loss on investment securities	-	-	-	-	-	(6,261)	(6,261)

Balance, March 31, 2008	44,239,483	$22,620,793	$-	$350,949	$(21,470,523)	$1,592	$1,502,811

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
(In Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Paid Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, March 31, 2008	44,239,483	$22,620,793	$-	$350,949	$(21,470,523)	$1,592	$1,502,811

Common shares issued for cash:
Private placements (Note 10(b))	5,000,000	145,348	-	104,652	-	-	250,000
Share issuance costs (Note 10(b))	-	(2,000)	-	-	-	-	(2,000)
Exercise of stock options (Note 10(b))	150,000	15,000	-	-	-	-	15,000
Exercise of warrants (Note 10(b))	1,000,000	150,000	-	-	-	-	150,000
Fair value of stock options exercised	-	12,450	-	(12,450)	-	-	-
Stock-based compensation (Note 10(b))	-	-	-	10,358	-	-	10,358
Net loss for the year	-	-	-	-	(330,822)	-	(330,822)
Unrealized loss on investment securities	-	-	-	-	-	(18,368)	(18,368)

Balance, March 31, 2009	50,389,483	$22,941,591	$-	$453,509	$(21,801,345)	$(16,776)	$1,576,979

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(In Canadian Dollars)
Year ended March 31

	2009	2008	2007

Operating Activities
Net loss	$(330,822)	$(574,757)	$(236,819)
Items not involving cash
Amortization	814	930	805
Stock-based compensation	10,358	56,404	131,300
Write down of investment	-	-	9,979
Future income tax recovery	-	-	(183,907)
	(319,650)	(517,423)	(278,642)
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	28,640	(16,603)	33,528
Accounts payable and accrued liabilities	(25,283)	20,507	(17,737)
Due from (to) related parties	48,638	(19,880)	(52,560)

Cash Used in Operating Activities	(267,655)	(533,399)	(315,411)

Investing Activities
Mineral properties exploration expenditures incurred	(69,627)	(293,470)	(463,136)
Purchase of equipment	-	(700)	(2,169)
Reclamation deposits	(1,312)	2,800	11,795

Cash Used in Investing Activities	(70,939)	(291,370)	(453,510)

Financing Activity
Issue of capital stock for cash, net of issuance costs	413,000	417,500	662,997

Cash Provided by Financing Activity	413,000	417,500	662,997
Inflow (Outflow) of Cash	74,406	(407,269)	(105,924)

Cash, Beginning of Year	221,330	628,599	734,523

Cash, End of Year	$295,736	$221,330	$628,599

Supplementary Information, Non-Cash Transactions
Mineral property expenditures included in accounts payable	$22,480	$42,194	$-
Mineral exploration tax credit included in accounts receivable and prepaid expenses	$111,236	$-	$-
Stock-based compensation included in mineral properties	$-	$17,870	$-
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

The Company is in the exploration stage. The investment in and expenditures on the mineral properties comprise a significant portion of the Company’s assets. The recoverability of amounts shown for mineral property interests and related deferred costs and the Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

As at March 31, 2009, the Company had working capital of $231,130 (2008 - $96,137) and an accumulated deficit of $21,801,345 (2008 - $21,470,523). Management of the Company believes that it has the ability to raise sufficient funds to pay its ongoing administrative expenditures, meet its liabilities for the ensuing year as they fall due and to fund cash payments for planned exploration programs.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These audited financial statements have been prepared in accordance with Canadian GAAP, which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in Note 16 to these financial statements. All figures are in Canadian dollars unless otherwise stated.

(b)	Mineral properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs and exploration expenditures, net of any recoveries. These amounts represent costs incurred to date and do not necessarily reflect present or future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral properties (Continued)

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized property carrying values.

(c)	Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated on a declining-balance basis at the following annual rate:

Furniture and equipment   - 20%

In the year of acquisition, amortization is recorded based on one-half of net additions.

(d)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(e)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. The treasury stock method assumes that the proceeds received from the exercise of stock options and warrants would be used to repurchase common shares at the average market price during the period. However, diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, balances of accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation, allocation of proceeds for units between capital stock and warrants, and determination of the valuation allowance for future income taxes.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)           Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated to warrants based on their relative fair values, calculated using the Black-Scholes option pricing model and the fair value of common shares.

(h)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

(i)	Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisitions of the assets or assumption of liabilities; and
(iii)	Revenues and expenses, at the rate of exchange prevailing at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Asset retirement obligation (“ARO”)

The Company’s operations are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mineral interests, plant and equipment.

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred and the amount of fair value is reasonably determinable. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these financial statements.

(k)	Revenue recognition

Interest revenue is recorded at the stated interest rate on an accrual basis.

(l)	Mining exploration tax credit (“METC”)

The Company recognizes METC receivable amounts from the government and records those amounts as a recovery in the period in which recoverability can be established and the amount quantified.

(m)           Flow-through shares

Flow-through shares entitle a company that incurs certain mineral expenditures in Canada to renounce them for income tax purposes allowing the expenditures to be deducted for income tax purposes by investors who purchased the shares. The income tax benefits foregone are considered to constitute share issue costs and are reflected in capital stock with an offsetting increase to future income tax liability.

(n)	Financial Instruments and Comprehensive Income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Financial Instruments and Comprehensive Income (Continued)

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income (loss) is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

(o)	New Accounting Standards

Effective April 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook:

(i)
Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy have been included in Note 4.

(ii)
Financial Instruments

Section 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in Note 3.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	New Accounting Standards (Continued)

(iii)
Going Concern

In June 2007, the CICA approved amendments to Handbook Section 1400, “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective April 1, 2008. See Note 1 to these financial statements for disclosure relating to this section.

(p)	Recent Canadian Accounting Pronouncements

(i)
International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The IFRS standards will be effective for the Company for interim and fiscal reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended March 31, 2011 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)
Goodwill

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This new section is effective for the Company on April 1, 2009. The Company is in the process of assessing the impact of this new section on its financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Recent Canadian Accounting Pronouncements (Continued)

(iii)
Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interest”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on April 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and reclamation deposits, accounts receivable, investments, accounts payable and accrued liabilities, and amounts due to/from related parties.  Cash is classified as held-for-trading; investments are classified as available-for-sale; accounts receivable, reclamation deposits and due from related party are classified as loans and receivable; and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying value of financial assets by category at March 31, 2009 and 2008 are as follows:

	2009
Financial Assets	Available- for-sale	Held-for- trading	Loans and receivables

Cash	$-	$295,736	$-
Investments	12,697	-	-
Due from related party	-	-	5,564
Reclamation deposits	-	-	32,629

	$12,697	$295,736	$38,193

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	2008
Financial Assets	Available- for-sale	Held-for- trading	Loans and receivables

Cash	$-	$221,330	$-
Accounts receivable	-	-	15,960
Investments	31,065	-	-
Due from related party	-	-	5,564
Reclamation deposits	-	-	31,317

	$31,065	$221,330	$52,841

The carrying value of financial liabilities by category at March 31, 2009 and 2008 are as follows:

	2009	2008
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$77,170	$122,167
Due to related parties	125,895	77,257

	$203,065	$199,424

The carrying amounts of cash, accounts receivable, due from and to related parties, and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short term to maturity.

The book value of reclamation deposits approximates its fair value as the stated rate approximates the market rate of interest. Investments are accounted for at market value based on quoted prices at year-end.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. Management considers credit risk on cash to be minimal because the counterparties are highly rated Canadian banks.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at March 31, 2009 in the amount of $295,736 in order to meet short-term business requirements. At March 31, 2009, the Company had current liabilities of $203,065. The majority of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk

Market risks consist of interest rate risk, foreign exchange risk and other price risk. The significant market risks that the Company is exposed to are interest rate risk and foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2009. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and accounts payable held in US dollar balances. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position, results of operations and cash flows. As at March 31, 2009, the Company held US cash balances totaling US$987 (2008 – US$150) and amounts due to related parties of US$52,519 (2008 – US$52,519).  Based on the above net exposures as at March 31, 2009, a 10% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $5,000.

4.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the exploration stage, it does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of common shares and/or equity units. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements. The overall objective and policy for managing capital remained unchanged in the year ended March 31, 2009 from prior reporting periods.

In the management of capital, the Company includes the components of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on a regular basis to ensure that objectives are met.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns on unused capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

4.           CAPITAL MANAGEMENT (Continued)

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will be able to in the future due to current market conditions.

5.           INVESTMENTS

At March 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(17,448)	$10,470
Avino Silver & Gold Mines Ltd.	4,200	1,554	672	2,226
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(16,776)	$12,697

At March 31, 2008, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(3,490)	$24,428
Avino Silver & Gold Mines Ltd.	4,200	1,554	5,082	6,636
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$1,592	$31,065

Avino Silver & Gold Mines Ltd. (“Avino”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

6.           RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Their maturity dates range from July 28, 2009 to January 12, 2010 and the interest rates range from 1.00% to 2.05%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.           MINERAL PROPERTIES

		Gold	Cordero
	Congress	Bridge	Sanson	Other	Total
	(Note 7(a))	(Note 7(b))	(Note 7(c))	(Note 7(d))
Balance, March 31, 2007	$754,276	$248,819	$-	$9,092	$1,012,187
Deferred exploration costs
Assays	25,822	2,326	-	-	28,148
Assessment, permits and filing fees	3,214	-	-	-	3,214
Drafting and mapping	376	-	-	-	376
Drilling	159,506	1,436	-	-	160,942
General supplies and services	18,937	-	-	-	18,937
Geological and management services	75,636	-	-	-	75,636
Geophysical	40,144	-	-	-	40,144
Mobilization and demobilization	580	-	-	-	580
Prospecting	18,594	-	-	-	18,594
Reclamation	6,334	-	-	-	6,334
Trenching	7,930	-	-	-	7,930
Wages and benefits	-	798	-	-	798
Cost recoveries	-	(8,099)	-	-	(8,099)

Balance, March 31, 2008	1,111,349	245,280	-	9,092	1,365,721
Deferred exploration costs
Acquisition	-	-	32,513	-	32,513
Assays	2,268	-	-	-	2,268
Assessment, permits and filing fees	1,365	-	-	-	1,365
Maintenance – security facility	-	2,500	-	-	2,500
Drilling	1,994	-	-	-	1,994
General supplies and services	407	-	-	-	407
Geological and management services	16,843	-	29,033	-	45,876
Metallurgical testing	819	-	-	-	819
Mineral exploration tax credits	(149,065)	-	-	-	(149,065)

Balance, March 31, 2009	$985,980	$247,780	$61,546	$9,092	$1,304,398

(a)	Congress claims

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.           MINERAL PROPERTIES (Continued)

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are approximately 10,000 hectares (24,500 acres), which are wholly owned by Valley High Ventures (“Valley High”) by agreement with long standing ranch families and small local mining companies.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby the Company will earn a 51% interest from Valley High by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, Valley High will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing.

d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)
Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(ii)
Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management,  an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.           MINERAL PROPERTIES (Continued)

(d)           (Continued)

(ii)
Ruf and Norma Sass properties (Continued)

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)	Incur $250,000 on or before December 31, 2009;
(b)	Incur $250,000 on or before December 31, 2010;
(c)	Incur $500,000 on or before December 31, 2011;
(d)	Incur $500,000 on or before December 31, 2012;
(e)	Incur $600,000 on or before December 31, 2013; and
(f)	Incur $900,000 on or before December 31, 2014.

Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1,500,000 by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Coral and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral’s and the Company’s joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.

(iii)	Wayside claims The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.           MINERAL PROPERTIES (Continued)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

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

8.           ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2009, the Company estimates that costs relating to future site restoration and abandonment based on work done to date is immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

9.           EQUIPMENT

	2009			2008
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture and equipment	$8,443	$5,185	$3,258	$32,037	$27,965	$4,072

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.           CAPITAL STOCK

(a)           Authorized: Unlimited number of common shares without par value

(b)           Issued

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one non-transferrable common share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.15 per share until March 27, 2010 and thereafter at $0.25 per share until March 27, 2011. The proceeds of the private placement have been allocated using the relative fair value method resulting in $145,348 recorded as capital stock and $104,652 as contributed surplus. The fair value of the warrants issued has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.12%, dividend yield of nil, volatility of 134.02% and an expected life of two years. Share issue costs of $2,000 were incurred as part of the private placement.

During the year ended March 31, 2009, 1,000,000 warrants were exercised for gross proceeds of $150,000.

During the year ended March 31, 2009, 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

During the year ended March 31, 2008, 2,985,000 warrants were exercised for gross proceeds of $358,500.

During the year ended March 31, 2008, 470,000 stock options were exercised for gross proceeds of $59,000. The Company reallocated the fair value of these options previously recorded in the amount of $42,340 from contributed surplus to capital stock.

(c)           Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to regular employees and persons providing investor relation or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

Details of the status of the Company's stock options as at March 31, 2009 and 2008 and changes during the years then ended are as follows:

	2009		2008
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options, beginning of year	3,215,000	$0.17	3,435,000	$0.14
Granted	-	$-	425,000	$0.37
Exercised	(150,000)	$0.10	(470,000)	$0.13
Forfeited	(740,000)	$0.19	(175,000)	$0.10

Options, outstanding end of year	2,325,000	$0.17	3,215,000	$0.17
Options, exercisable end of year	2,325,000	$0.17	3,169,522	$0.17

As at March 31, 2009, the following stock options were outstanding and exercisable:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
1,075,000	$ 0.10	1.01	$ 0.02	April 5, 2010
675,000	$ 0.21	2.07	$ 0.00	April 25, 2011
250,000	$ 0.10	2.51	$ 0.02	October 2, 2011
25,000	$ 0.18	2.82	$ 0.00	January 26, 2012
100,000	$ 0.35	3.21	$ 0.00	June 14, 2012
150,000	$ 0.35	3.46	$ 0.00	September 14, 2012
50,000	$ 0.50	3.46	$ 0.00	September 14, 2012

2,325,000		1.80

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at March 31, 2008, the following stock options were outstanding and exercisable:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,490,000	$ 0.10	2.01	April 5, 2010
925,000	$ 0.21	3.07	April 25, 2011
275,000	$ 0.10	3.51	October 2, 2011
100,000	$ 0.18	3.82	January 26, 2012
200,000	$ 0.35	4.21	June 14, 2012
175,000	$ 0.35	4.46	September 14, 2012
50,000	$ 0.50	4.46	September 14, 2012
3,215,000		2.81

(d)           Stock-based compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk-free interest rate	N/A	4.48%
Expected dividend yield	N/A	0
Expected stock price volatility	N/A	121.87%
Expected option life in years	N/A	5

During the year ended March 31, 2009, the Company recorded stock-based compensation expense of $10,358 (2008 - $74,274; 2007 - $131,300) on stock options granted during the fiscal year ended March 31, 2008 and vesting during the current fiscal year. Of this amount, $Nil (2008 - $17,870; 2007 - $Nil) is included in additions in mineral properties and $10,358 (2008 - $56,404; 2007 - $131,300) is recorded as stock-based compensation expense. The amounts were allocated as follows

	2009	2008	2007
Directors, officers and employees	$-	$26,450	$71,800
Investor relations	10,358	12,084	2,200
Consultants	-	35,740	57,300
	$10,358	$74,274	$131,300

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.           CAPITAL STOCK (Continued)

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2009 and 2008 and changes during the years ended on those dates is presented below:

	2009		2008
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Warrants outstanding beginning of year	9,145,000	$0.15	12,617,572	$0.13
Issued	5,000,000	$0.15	-	$-
Exercised	(1,000,000)	$0.15	(2,985,000)	$0.12
Expired	(8,145,000)	$0.15	(487,572)	$0.40
Warrants outstanding end of year	5,000,000	$0.15	9,145,000	$0.15

As at March 31, 2009 and 2008, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	2009	2008
April 12, 2008	$0.15	-	6,895,000
November 17, 2008	$0.15	-	2,250,000
March 27, 2010/March 27, 2011	$0.15/$ 0.25	5,000,000	-

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

11.           INCOME TAXES

The components of income taxes are as follows:

	2009	2008	2007
Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$1,866,000	$1,690,000	$1,294,000
Capital loss carry-forwards for Canadian income tax purposes	3,380,000	3,380,000	3,380,000
Excess of undepreciated capital cost over net book value of equipment	475,000	475,000	478,000
Excess of tax value over net book value of mineral properties	5,555,000	5,387,000	6,410,000
Share issue costs and other	57,000	53,000	-

	11,333,000	10,985,000	11,562,000
Approximate Canadian tax rate	26.00%	28.70%	34.12%

	2,946,580	3,152,695	3,944,954
Valuation allowance	(2,946,580)	(3,152,695)	(3,944,954)

	$-	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2010	$118,000
2014	174,000
2015	166,000
2026	256,000
2027	338,000
2028	525,000
2029	289,000

$1,866,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

11.           INCOME TAXES (Continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007
	28.00%	34.12%	34.12%

Income tax benefit computed at Canadian statutory rates	$(92,630)	$(196,107)	$(80,803)
Stock based compensation	2,900	19,245	44,800
Other permanent differences	-	(2,168)	(11,817)
Temporary differences not recognized in year	9,384	3,364	(3,394)
Change in tax rates	302,744	779,486	-
Change in timing differences	(14,150)	-	-
Effect of unrecognized future income tax asset	(208,248)	(603,820)	(132,693)

Income tax provision (recovery)	$-	$-	$(183,907)

12.           RELATED PARTY TRANSACTIONS

During the year ended March 31, 2009:

(a)
$90,293 (2008 - $112,018; 2007 - $104,697) was charged to the Company for office, occupancy and miscellaneous costs, shareholder relations and promotion, travel,  salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(b)	$30,000 (2008 - $30,000; 2007 - $12,500) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$60,136 (2008 - $10,048; 2007 - $Nil) was charged for geological management fees to a private company controlled by a director of the Company. Of this amount, $35,390 has been capitalized under mineral properties and $24,746 has been expensed under general exploration;

(d)
$8,310 (2008 - $5,580; 2007 - $6,173) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors and management;

(e)	$Nil (2008 - $128,067; 2007 - $348,403) was charged to the Company for drilling services by ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

(f)	$Nil (2008 - $35,610; 2007 - $29,706) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

12.           RELATED PARTY TRANSACTIONS (Continued)

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

The amount due from a related party consists of $5,564 (2008 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided. Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $26,680 (2008 - $21,999) owed to Oniva, $66,243 (2008 - $53,985) owed to a public company related by way of common directors and $32,972 (2008 - $1,273) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

13.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for each of the 2009, 2008 and 2007 fiscal years. The majority of losses for 2009, 2008 and 2007 are as a result of Canadian head office costs. Acquisition costs are capitalized to mineral properties. The assets of the Company are segmented as follows:

2009	Canada	US	Mexico	Total
Current assets	$432,950	$1,245	$-	$434,195
Due from related party	5,564	-	-	5,564
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,242,849	3	61,546	1,304,398
Equipment	3,258	-	-	3,258
	$1,717,250	$1,248	$61,546	$1,780,044

2008	Canada	US	Mexico	Total
Current assets	$295,561	$-	$-	$295,561
Due from related party	5,564	-	-	5,564
Reclamation deposits	31,317	-	-	31,317
Mineral properties	1,365,718	3	-	1,365,721
Equipment	4,072	-	-	4,072
	$1,702,232	$3	$-	$1,702,235

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)
14.           COMMITMENTS

During the year ended March 31, 2008, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $31,499. The leases expire between 2011 and 2012 and the commitments for the next three years are as follows:

2010	$19,469
2011	$11,163
2012	$867

15.           SUBSEQUENT EVENTS

(a)
Subsequent to March 31, 2009, the Company granted incentive stock options for the purchase of up to 500,000 common shares at a price of $0.25 per share exercisable on or before April 28, 2014 to directors, officers, consultants and employees of the Company.

(b)
Subsequent to March 31, 2009, the Company arranged a non-brokered private placement of 6,500,000 units at a price of $0.16 per unit for gross proceeds of $1,040,000. Each unit consists of one common share and one-half of one non-transferrable share purchase warrant. Each whole warrant will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35. A finder’s fee payment equal to 7% of total proceeds and issuance of broker’s warrants equal to 7% of total proceeds will be incurred as part of the private placement. The broker’s warrants will entitle the broker to purchase one additional common share with a term of one year at an exercise price of $0.35.

16.           DIFFERENCES BETWEEN CANADIAN AND US GAAP

(a)	Recent US accounting pronouncements

(i)
Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s financial statements.  SFAS 157-2 defers the Statement’s effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.           DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(ii)
SFAS No. 141(R), “Business Combinations”, is to replace SFAS No. 141, “Business Combinations”. The new statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a significant impact on the Company’s financial statements.

(iii)
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”. The new standard establishes general standards of accounting for disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Statement is applicable to interim or annual financial periods ending after June 15, 2009.

(iv)
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets”. The new standard is intended to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This standard addresses the practices that developed since the issuance of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that are not consistent with the original intent and key requirements of that Statement and the concerns of financial statement users that many of the financial assets (and related obligations) that have been de-recognized should continue to be reported in the financial statements of transferors. The Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.

(v)
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The new standard is to improve financial reporting by enterprises involved with variable interest entities. SFAS 167 addresses the effects on certain provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“Interpretation 46(R)”), as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. The Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.           DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(vi)
In June 2009, the FASB issued SFAS No. 168, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard replaces SFAS 162 and establishes the “FASB Accounting Standards Codification” as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP. The Statement shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently evaluating the impact of adoption of SFAS 168 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(b)	Mineral properties

The acquisition of certain mining claims located in the Lillooet Mining Division, British Columbia from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors’ and related companies’ original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (Note 2(b)). Under Canadian GAAP, $Nil (2008 - $17,870) of stock-based compensation expense is capitalized as mineral property expenditures. Under US GAAP, all exploration expenditures are charged to operations when incurred. Under US GAAP stock-based compensation is required to be charged to operations.

Under Canadian tax legislation, the Company can renounce mineral expenditures and flow-though expenditures to the shareholders.  Under Canadian GAAP, the tax effect on renounced expenditures on flow-through share issuances are treated as share issue costs. Under US GAAP, the premium paid for flow-through shares in excess of market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made. The liability is relieved and the corresponding future income tax liability is recognized when the Company renounces its exploration expenditures to the flow-through investors. The difference between the liability recorded at the time of issuance and the deferred tax liability upon renunciation is included as income tax expense.

(c)	Contributed surplus

Under Canadian GAAP, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock. Under US GAAP, stock-based payments are recorded as an expense over the vesting period with a corresponding increase to other paid-in capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.           DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(d)	Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2009	2008

Total assets for Canadian GAAP	$1,780,044	$1,702,235
Adjustments to US GAAP
Capitalized mineral expenditures	(1,271,885)	(1,365,721)
Total assets for US GAAP	$508,159	$336,514

Total liabilities for Canadian GAAP	$203,065	$199,424
Adjustments to US GAAP	-	-
Total liabilities for US GAAP	$203,065	$199,424

Total capital stock for Canadian GAAP	$22,941,591	$22,620,793
Adjustments to US GAAP
Flow-through shares	183,907	183,907
Congress adjustment (Note 16(b))	(1,696,550)	(1,696,550)
Contributed surplus (Note 16(c))	453,509	350,949
Total capital stock for US GAAP	$21,882,457	$21,459,099

Total deficit for Canadian GAAP	$(21,801,345)	$(21,470,523)
Adjustments to US GAAP
Exploration adjustments	(1,271,885)	(1,365,721)
Flow-through shares	(183,907)	(183,907)
Congress adjustment (Note 16(b))	1,696,550	1,696,550
Total deficit for US GAAP	$(21,560,587)	$(21,323,601)

Accumulated other comprehensive income per Canadian GAAP	$(16,776)	$1,592
Adjustments to US GAAP	-	-
Other comprehensive income per US GAAP	$(16,776)	$1,592

Total liabilities, capital stock and shareholders’ deficit per US GAAP	$508,159	$336,514

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.           DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(e)	Reconciliation of loss reported for the years ended March 31:

	2009	2008	2007

Net loss per Canadian GAAP	$(330,822)	$(574,757)	$(236,819)
Adjustments decreasing (increasing) net loss
Flow-through shares	-	-	(183,907)
Stock-based compensation included in mineral properties for year	-	(17,870)	-
Exploration expenditures (recovery) for year	93,836	(335,664)	(463,136)

Net loss per US GAAP	$(236,986)	$(928,291)	$(883,862)

Loss per common share for Canadian GAAP - Basic	$(0.01)	$0.01)	$(0.01)

Loss per common share for US GAAP	$(0.01)	$0.02)	$(0.02)

Weighted average number of common shares outstanding (Canadian and US GAAP)	45,364,278	43,620,661	37,710,637

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2009, 2008 and 2007
(In Canadian Dollars)

16.           DIFFERENCES BETWEEN CANADIAN AND US GAAP (Continued)

(f)	Reconciliations of statements of cash flows for the years ended March 31:

	2009	2008	2007

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(267,655)	$(533,399)	$(315,411)

Adjustments to net loss involving use of cash
Write-off expenditures on mineral interests	(37,114)	(293,470)	(463,136)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(304,769)	(826,869)	(778,547)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(70,939)	(291,370)	(453,510)

Reclassification of expenditures on mineral property interests	37,114	293,470	463,136

Net cash provided by (used in) investing activities of continuing operations in accordance with US GAAP	(33,825)	2,100	9,626

Net cash flows provided by financing activities of continuing operations in accordance with Canadian and US GAAP	413,000	417,500	662,997

Net increase (decrease) in cash in accordance with Canadian and US GAAP	74,406	(407,269)	(105,924)
Cash, beginning of year in accordance with Canadian and US GAAP	221,330	628,599	734,523

Cash, end of year in accordance with Canadian and US GAAP	$295,736	$221,330	$628,599

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEVON RESOURCES LTD.

Date: October 15, 2009	By:	/s/ Ron Tremblay
Ron Tremblay, Principal Executive Officer

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

___________________________
* Previously filed

EXHIBIT 12.1
CERTIFICATION

I, Ron Tremblay, Principal Executive Officer of Levon Resources Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Levon Resources Ltd.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 15, 2009	/s/ Ron Tremblay
Ron Tremblay, Principal Executive Officer

EXHIBIT 12.2
CERTIFICATION

I, Lisa Sharp, Principal Financial Officer of Levon Resources Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Levon Resources Ltd.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 15, 2009	/s/ Lisa Sharp
Lisa Sharp, Principal Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Levon Resources Ltd. (the "Company") on Form 20-F for the twelve months ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"). I, Ron Tremblay, Principal Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 15, 2009	/s/ Ron Tremblay
Ron Tremblay, Principal Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Levon Resources Ltd. (the "Company") on Form 20-F for the twelve months ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"). I, Lisa Sharp, Principal Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(3)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 15, 2009	/s/ Lisa Sharp
Lisa Sharp, Principal Financial Officer