Form 20-F
period 2010-03-31
LEVON RESOURCES LTD.
filed 2010-10-15
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F
_________________________

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
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

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

Ron Tremblay, 455 Granville Street, Suite 400 Vancouver, British Columbia V6C 1T1, Canada,
Tel:604-682-3701, Email: rontremblay@levon.com
(Name, telephone number, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
Title of Each Class	Name of Each Exchange on Which Registered

Common Shares, without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 66,547,516 common shares, without par value, issued and outstanding as of March 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒ No

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
☒ Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated File	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☒  Item 18 ☐

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
☐ Yes  ☐ No

Introduction

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" refers to Levon Resources Ltd.

Levon Resources Ltd. was incorporated under the Company Act of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975, the corporate name was changed to New Congress Resources Ltd.  The present name of Levon Resources Ltd. was adopted on January 12, 1983.   Our principal executive office is located at Suite 400, 455 Granville Street, Vancouver, British Columbia V6C 1T1, Canada.

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

Glossary of Mining Terms
au	The elemental symbol for gold.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.
chert	A rock resembling flint and consisting essentially of crypto-crystalline quartrz or fibrous chalcedony.
cretaceous	The geologic period extending from 135 million to 65 million years ago.
cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.
diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.
fault	A fracture in a rock where there has been displacement of the two sides.
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
prefeasibility study and preliminary feasibility study
Each means a comprehensive study of the viability of a mineral project that hasadvanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.  Offer Statistics and Expected Timetable

Not applicable

Item 3.  Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended March 31, 2010, 2009, 2008, 2007, and 2006 is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2010, 2009 and 2008 are included in this Annual Report.  The selected historical financial information for each year ended March 31, 2007 and 2006, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year Ended March 31,
	2010	2009	2008	2007	2006

Summary of Operations:
Interest and miscellaneous Income	$756	$9,119	$11,579	$14,071	$11,466
Income tax recovery	-	-	-	183,907	-
Expenses General and administrative	(745,785)	(326,030)	(592,925)	(428,530)	(483,466)
Write-down of mining properties	-	-	-	-	(3,656)
Write-down investments	-	-	-	(9,979)	-
Recovery of mineral property costs	-	-	-	3,712	45,664
Net Income (loss) for year	(730,892)	(330,822)	(574,757)	(236,819)	(429,992)
Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

	As at March 31,
	2010	2009	2008	2007	2006
Balance Sheet Data:
Total assets	$5,218,445	$1,780,044	$1,702,235	$1,747,631	$1,526,119
Cash and term deposits	2,020,948	295,736	221,330	628,599	734,523
Restricted cash	-	-	-	-	-
Total liabilities	208,714	203,065	199,424	163,429	315,488
Capital stock	26,187,285	22,941,591	22,620,793	22,160,953	20,883,010
Shareholders' equity	5,009,731	1,576,979	1,502,811	1,584,202	1,210,631

Number of Shares Issued	66,547,516	50,389,483	44,239,483	40,784,483	27,286,911

US GAAP	As at March 31,
	2010	2009	2008	2007	2006
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(730,892)	$(330,822)	$(574,757)	$(236,819)	$(429,992)
Adjustments	(1,682,576)	93,836	(353,534)	(647,043)	(202,308)
Net Income (loss) per US GAAP	(2,413,468)	(236,986)	(928,291)	(883,862)	(632,300)
Income (loss) per share per US GAAP	(0.04)	(0.01)	(0.02)	(0.02)	(0.02)

	As at March 31,
	2010	2009	2008	2007	2006
Balance Sheet Data:
Total assets under Canadian GAAP	$5,218,445	$1,780,044	$1,702,235	$1,747,631	$1,526,119
Adjustments	(2,954,461)	(1,271,885)	(1,365,721)	(1,004,334)	(522,845)
Total assets under US GAAP	2,263,984	508,159	336,514	743,297	1,003,274

Total capital stock under Canadian GAAP	26,187,285	22,941,591	22,620,793	22,160,953	20,883,010
Adjustments	(1,512,643)	(1,512,643)	(1,512,643)	(1,512,643)	(1,696,550)
Total capital stock under US GAAP	24,674,642	21,428,948	21,108,150	20,648,310	19,186,460

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2006	1.1935	1.1671	1.2704	1.1322
2007	1.1386	1.1529	1.1853	1.0990
2008	1.0327	1.0279	1.1584	0.9170
2009	1.1264	1.2602	1.3000	0.9844
2010	1.0904	1.0156	1.2643	1.0113

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of October 7, 2010, the exchange rate was CDN$1.0166 for each US$1.00.

Month	High	Low
April 2010	1.0201	0.9961
May 2010	1.0778	1.0116
June 2010	1.0606	1.0199
July 2010	1.0660	1.0284
August 2010	1.0642	1.0158
September 2010	1.0520	1.0222

B.	Capitalization and Indebtedness

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

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2010 fiscal year, the Company's common share price fluctuated on the TSX Venture Exchange between a low of $0.11 and a high of $0.95. Subsequent to the 2010 fiscal year, the Company's common share price has fluctuated between a low of $0.50 and a high of $1.26. Significant fluctuations in the Company's common share price is likely to continue, and could potentially increase in the future.

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

We have incurred net losses since our inception and expect losses to continue. We have not been profitable since our inception. For the fiscal year ended March 31, 2010, we had a net loss of $730,892 and an accumulated deficit on March 31, 2010 of $22,532,237. The Company has not generated revenues from operations and does not expect to general revenues from operations until one or more of its properties are placed in production. There is no assurance that any of the Company’s properties will be placed in production or that the Company’s operations will be profitable in the future.

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

The Company's exploration activities are subject to various federal, provincial, state and local laws and regulations.  Laws and regulations govern the exploration, development, mining, production, importing and exporting ofminerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety;toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations.Amendments to current laws and regulations governing operations and activities of mining companies or morestringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws andregulations will require the Company to make certain capital and operating expenditures to initiate new operations.Under certain circumstances, the Company may be required to stop its exploration activities once it is started until aparticular problem is remedied or to undertake other remedial actions.

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

Since April 1, 2007, the Company has made aggregate principle capital expenditures of $2,196,719 on its resource properties of which $1,814,465 was spent on the Cordero-Sanson, $383,140 was spent on the Congress, and the Company had a recovery of $886 on the Goldbridge (BRX). Please refer to Note 7 of the financial statements (Item 17) for information regarding the Company’s principal capital expenditures on its mineral properties.

With funds made available through private placement financings, exploration programs have been on-going on each of the Company’s properties and most recently on the Cordero-Sanson Property in Mexico.

In recent years, the Company had not carried out exploration work on the Eagle or Norma Sass/Ruf Claims because of the minority interest it holds in the claims. However, during fiscal 2009, the Company and Coral Gold Resources Ltd. (“Coral”) entered into an agreement with Barrick Gold Exploration Inc. (“Barrick”) for an option for Barrick to acquire up to an aggregate of 75% interest in the claims with a further option to buy-out the claims by paying US$6,000,000 and granting a 2% net smelter returns royalty.  In September 2010, Barrick elected to terminate this agreement.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “LVN”, the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTCBB under the symbol “LVNVF”.

B.           Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on silver and gold exploration. The Company’s most recent activities have been conducted on the Cordero-Sanson Property located in Chihuahua, Mexico. In February 2009, the Company signed a Letter of Intent with Valley High Ventures Ltd. (“Valley High”), whereby Levon would earn a 51% interest in Valley High’s wholly owned Cordero-Sanson Property (“Cordero”). The Company was required to make a cash payment of US$10,000 (CDN$12,513) and spend CDN$1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop the Cordero Property.  The Company designed and led the exploration through 2009 and by early 2010, had completed the required earn-in commitment.

Prior years had exploration on the Congress Property located in the Lillooet Mining Division of British Columbia, Canada, where we hold interest in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims.

The Company also holds certain interests in three mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruf and Norma Sass claims and the Eagle claims.

In September 2008, the Company and Coral Gold Resources Ltd.’s (“Coral”) wholly-owned U.S. subsidiary, Coral Resources, Inc. (“CRI”) entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in CRI’s and the Company’s interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims. On September 24, 2010, Barrick elected to terminate the agreement.

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

C.           Organizational Structure

Subsequent to March 31, 2010, the Company incorporated two wholly owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V. and Minera El Camino, S.A. de C.V. and two wholly owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd. and Turney Assets Limited.
.
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

In previous years, the Company focused its exploration activities on its properties located in British Columbia, Canada. These are located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada and 4 kilometers northeast of Goldbridge in the Lillooet Mining Division, NTS 092J15W. Goldbridge, the closest town, has a population of approximately 50 with main industriesincluding ranching, guiding, tourism and mining. Facilities include a first aid station, moteland hotel, grocery store, post office, service station, and a restaurant. More complete services are available in Lillooet, less than two hours by road, east of Goldbridge.

The Company’s current focus is on the exploration of the Cordero property located in the Chihuahua State of Mexico.  The property and region host excellent infrastructure with ample power and water plus easy road access.  The nearby town of Hidalgo Del Parral (pop. 102,000), just 35 km southwest by road, offers a rail head, supplies and skilled mining labor.

Ownership.The Company owns a 51% interest in the property that is located 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.  The mining claims are 51% owned by Levon and 49% held in trust for Valley High according to the Joint Venture agreement.  Notoraized surface access agreements are in place with all surface rights owners for all the mining claims.  The surface access rights agreements with local family ranches are all transferable to third parties as are all underlying mining claim agreements within the historical Cordero mining district.

Environmental Liabilities. The Company is not aware of any environmental liabilities.

History and Exploration.Prior to 2009, Valley High consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position.  By August 2009 under Levon’s direction, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north.  Transferable surface access agreements are now in place with surface owners for the land package. Our exploration has been confined to the Cordero Porphyry Belt in the south tier of the property and is now being expanded to address the southwest part of the Belt in the Molina de Viento area.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby Levon would earn a 51% interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) (paid) and by spending CDN$1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop their wholly owned Cordero-Sanson Property (“Cordero”) 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

In the spring of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,000 hectares and cover the entire Cordero mining district.  The land parcel covers the Cordero Porphyry Belt which has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past.  The Cordero Felsic Dome and La Ceniza Stock have explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow.underground shaft workings.  The only past bulk tonnage deposit exploration has been confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits.

Levon designed and led the Cordero exploration.  By October 2009 three discovery core holes (economic grades over mineable widths) had been drilled in Phase 1 drilling (a total of 8 core holes, 3,185 m).   Discovery holes are located within two intrusive centers of the newly defined, northeast trending cluster of intrusive centers we named the Cordero Porphyry Belt.  The discoveries were made in the newly recognized Pozo de Plata Diatreme complex and the Cordero Porphyry target 1.3 km to the NE.

By January 2010 Levon completed the required earn-in commitment. Levon expanded the exploration program to Phase 2 drilling to offset Phase 1 discovery holes and continue outlying exploration.  In January a second untested mineralized diatreme complex, Dos Mil Diez, was discovered by geologic mapping southwest of the Pozo de Plata diatreme discovery drill grid.  Follow up trenching and initial drilling established a zoned Ag, Au, Zn, Pb showing, cored by Au, As anomalies that warranted drill follow up.  Dos Mil Diez trench results included 60 m grading 0.953 g/T Au.  Follow up drilling of 6 holes in a fence across the gold zone indicates enriched surface Au values and some narrow bedrock gold values that still warrant exploration follow up.

In March 2010 a third diatreme complex within a volcanic caldera was found 7 km to the southwest of Dos Mil Diez.  The new Molina de Viento complex expands the Cordero Porphyry Belt to the six aligned intrusive centers presently known, from the original three known in early 2009.  The Cordero Poprhyry Belt now covers up to 15 km of strike length and is from 3-5 km wide.

By early June 2010 Phase 2 drilling was completed (52 core holes totaling 19,338 m, combined Phase 1 & 2 totals 22,523 m) and establishes both the Pozo de Plata and Cordero Porphyry discovery zones are open in all directions, and require continued expansion and definition drilling.  Phase 3 drilling is being designed to expand the discovery zones and test outlying targets.

In June an airborne, magnetic, electromagnetic (“EM”) and radiometric survey was flown (1020 line km) over the entire Cordero Porphyry Belt and was followed up by a ground gravity survey to cover the Pozo de Plata and Dos Mil Diez diatreme complexes.  Integrated survey results are intended to help define any extensions of the Pozo de Plata discovery zone, and any outlying targets for Phase 3 drilling. The geophysical data was inverted in 3D, and the results are being integrated into the 3D Exploration Model for final drill targeting to help guide the expansion drilling of the Pozo de Plata discovery zone, and define outlying mine-scale targets in the two diatreme complexes. The data integration and targeting is being processed in Gocad 3D pattern recognition software, which is state of the art, high end exploration software to optimize drill targeting.

Geological Setting.Cordero encompasses a high level, Tertiary porphyry style silver, gold, lead, zinc, and molybdenum district located in rolling cattle country and accessed by state highways. A nearby rail head serves the mining district at Hidalgo Del Parral.  Cordero is one of several major porphyry plays within an emerging Chihuahua-Zactatecas porphyry belt which includes Penasquito (Gold Corp), Camino Rojo (Canplats), San Agustin (Geologix) and others.  Cordero contains a large 15 km x 3.5 km mineralized system with discovery potential for multiple bulk tonnage, open pit deposits and extensive, open-ended geochemical and IP anomalies.  Drilling in 2009 and 2010 has encountered significant and consistent mineralization with discovery zones found and being grid drilled in the Pozo de Plata Diatreme and Cordero Porphyry Target.

Silver, gold, zinc, lead mineralization at the Cordero is controlled by a series of subvolcanic, Tertiary felsic igneous porphyry intrusive complexes, emplaced into a Cretaceous sequence of interbedded limestone, calcareous mudstone, siltstone and sandstone.  The mineralized porphyries cluster in two northeast trending belts covered by the property.  The Cordero Porphyry Belt contains most historical mines and prospects and all the current underground mines and is now the sole focus of Levon exploration.

Current and past mining is associated with outcropping, porphyry-hosted high grade silver veins mined by shafts from the surface down dip to the water table (80-100 m deep) within the Cordero Volcanic Rhyolite Dome Complex.  Some ore includes contact replacement deposits in vein zones along contact zones between the porphyries and their country rocks.  Veins are typically narrow (1-2 m widths) and consist of swarms of discontinuous stringer vein zones, rather than through going tabular veins.  The vein zones generally have N50E strikes, vertical dips and can be traced through 200-700m strike lengths, which are parallel to the strike of the Cordero Porphyry Belt.  Though a small 8 cell flotation mill was built in the past at the inactive La Luz mine, the lack of tailings indicates virtually no mill production.  There are no other mills in the district and all production is from very high grade, direct shipping ore.    There are about 6 shaft mines active, that produce hand sorted, direct shipping ore (1 kilo silver mining cut off grades) that is processed in the community mill located south of Parral, or direct shipped to the Torreon smelter.  District and mine production figures are unknown.  The largest mine in the District was the La Ceniza mine developed by ASARCO on direct shipping ore in the 1930’s and 1940”s, which was also a small scale open stope and shallow shaft mine (production unknown).

Geologic mapping, soils and rock chip sampling and geophysics has expanded the strike length of the mineralized Cordero Porphyry Belt  by about 60% since 2009 and provides the geologic systematics of the Belt now being used to improve exploration targeting.   Recognition of three mineralized diatreme complexes in the Belt to the southwest of the Cordero district mined in the past and significantly expands the untested exploration potential of the Belt for bulk tonnage type silver, gold, zinc, lead deposits.

With Phase 1 and Phase 2 drilling complete three broad types of mineralization in addition to the vein mineralzation described above (Type 1) have been recognized in the District for follow up:

•
Type 2 – Diatreme breccia  mineralization:  clasts, matrix and through going veins within diatreme host rocks, which included breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite

•	Type 3 - High grade replacement type mineralization within the contact zones of porphyry intrusives; intergrown near massive, coarse grained argentiferous galena, spalerite and lessor pyrite.

•
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits;  shalerite, marmotite, argentiferous galena, minor, very fine grained silver sulfosalt minerals (species not known), pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue minerals and typical association alteration assemblages.

The Pozo de Plata Diatreme Complex was recognized, mapped, trenched and initially drilled in 2009.  Hole C09-5 was a discovery hole and cut 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb within the mineralized diatreme.  The current Pozo de Plata offset drill grid (50 m offsets) has partially tested the down dip projection of Ag, Au, Zn and Pb anomalies in soils, rock chip and trench sampling results, as well as soils, altered diatreme exposures, trench geology and a 3D IP chargeability anomaly identified in a 2009 survey.  Results from trenches 1 through 4 illustrate the wide intervals of surface mineralization.

Phase 2 Pozo de Plata drilling focused on an area that measures about 350 m NS by 300 m EW with significant mineralization generally to depths of 300-350 m depths.  Scattered mineralized intercepts down to vertical depths of 500 m at the ends of some holes, indicate portions of the mineralized zone may be open at depth.   The mineralized zone is entirely open on strike to the north, south,  west and perhaps east and requires Phase 3 drilling to be delineated.   Initial exploration holes in the Josefina Mine zone 450 m east of Pozo de Plata, also encountered ore grade mineralization within diatreme rocks and the Josefina drill holes now require offset drilling

Proposed Exploration. Levon’s 2010-2011 exploration goals are to 1) Expand and delimit the Pozo de Plata Diatreme discovery and the Cordero Porphyry discovery and start initial engineering and metallurgical studies 2) Identify and drill test any other mine scale Ag, Au, Zn, Pb bulk tonnage targets in the Cordero Porphyry Belt.

Our aim is to continue drilling the property on an accelerated basis, at a rate the exploration results warrant.

A Phase 3 drilling program is now being designed to complete the discovery offset grid and delineation drilling in the Pozo de Plata Diatreme zone and the Cordero Porphyry target.  Phase 3 drilling will also include exploration drilling to begin testing outlying targets in the Cordero Porphyry Belt.

The project is under the direct supervision of Mr. Victor Chevillon, M.A., C.P.G., Levon’s Vice President of Exploration. Mr. Chevillon is a qualified person within the context of National Instrument 43-101.

All Phase 1 and 2 drill holes are HC core holes drilled by HD Drilling, Mazatlan, Mexico utilizing best industry practices.  The core is sawed (except in highly broken zones, where it is split) and sampled continuously through 2 m intervals on the Cordero site at a secure core storage facility.  ALS Chemex, Chihuahua takes custody of the samples at the core shed and delivers the samples to their Chihuahua labs for preparation.  ALS Chemex has the prepared sample pulps flown to Vancouver for assay analysis in the lab.  Levon employs a rigorous quality assurance and quality control (“QAQC”) program in the core drilling and sampling program comprised of control samples that include standardized material, blanks and duplicates.  AMEC Americas Ltd. (“AMEC”) has designed the QAQC protocol from a study they prepared.

Ownership. In 2003, the Company acquired a 33.33% interest in 59 mineral claims known as the Norma Sass and Ruf Claims from Coral Gold Resources Ltd. (“Coral”) a public company related by common directors.  The property consists of 36 mining claims (the Norma Sass claims) and 23 claims (the Ruf claims) and is located in the state of Nevada.  Access to the property from Elko, Nevada, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then 19 kilometers south on highway 306 to the Ruf and approximately 25 kilometers south on highway 306 to Norma Sass.  A four-wheel drive vehicle is usually necessary to access all roads on the property.

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

During 2009, Barrick announced that plans were underway to do target delineation work in the second quarter followed by deep drilling in the third quarter on the Norma Sass property.  The proposed drilling has target depths in the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the lower plate carbonate sequence. This hole was drilled at 70 degree dip on a northwesterly azimuth across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. The hole was started using a reverse circulation drill which encountered recovery problems at a depth of 1,680 feet and was replaced by a core drill which completed the hole to a final depth of 2,586 feet. The lower plate and Wenban Limestone were intersected starting at a depth of 1,330 feet and Roberts Mountain Formation was encountered from 1,830 feet to the bottom of the hole. These formations are the major host rocks for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In September 2010, Barrick elected to terminate the agreement.

There is no underground or surface plant or equipment located on the Norma Sass or the Ruf claims, nor any known body of commercial ore.

As at the date of this report, the Norma Sass and Ruf Claims are without known Mineral Reserves, and any activities carried out on the claims are exploration in nature.

The Company holds a 50% interest in the Eagle Claims, subject to a 3% net smelter royalty. The property consists of 45 lode claims (approximately 646 acres), known as the Eagle 15 to 50 and Eagle 53 to 61 and are located in Corral Canyon, in Lander County, Nevada.  Access to the property is through Elko, Nevada, a regional mining supply center, via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley.  A four-wheel drive vehicle is usually necessary to access all roads on the property.  There is no underground or surface plant or equipment on the property, nor any known body of commercial ore.

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

Located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region, the Congress Property is a long standing mining property that supported past high grade gold vein production from three portal entry underground workings.

The property consists of eight crown granted mineral claims, one reverted crown granted mineral claim, three mineral leases and 11 mineral claims totaling 109 cells covering approximately 2,432 hectares (6,012 acres). The crown granted mineral claims are treated like fee simple property similar to patented mineral claims in other jurisdictions. Surface, water and timber rights are attached to mineral rights and the property is held by paying annual taxes on these claims. The reverted crown granted mineral claim is treated the same as a mineral claim cell. These claims are kept in good standing by paying $200 per cell or carrying out and documenting $200 in work per cell in the claim block per year. The mineral leases are kept in good standing by paying rental fees totaling $2,110 per year. All claims and leases are contiguous and in good standing.

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

Geological Setting.The property covers Mississippian to Middle Jurassic rocks of the Bridge River Complex, mainly submarine basalt and andesite, with minor chert, argillite and mafic intrusives. These rocks are cut by northwest trending regional scale structures, some with contained Tertiary feldspar porphyry dacite dykes, sub-parallel to the Ferguson and Cadwallader Structures, which bound the historic Bralorne/Pioneer mines. The structures on the property are roughly the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer mines. The Bendor Intrusions are the same age as the mineralization in the Bralorne/Pioneer mines and are a postulated source for the gold mineralization at these mines and on the Congress Property.

Deposit Types and Mineral.The deposits on the Company’s property are members of a well recognized group of deposits referred to as mesothermal, orogenic or greenstone hosted quartz-carbonate gold vein deposits. These deposits include the Mother Lode and Grass Valley districts in California and most of the greenstone hosted gold deposits in the Canadian shield, including the Timmins-Val d’Or, Red Lake and Hemlo camps. These deposits are quartzcarbonate veins in moderately to steeply dipping brittle-ductile shear zones and, locally, in shallow dipping extensional fractures.

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

Ownership. The Company held a 100% interest in the Goldbridge Property, also known as the BRX claims, until fiscal 2002 when Mill Bay Ventures Inc. (“Mill Bay”), a public company related by common directors, earned a 50% interest in the property by incurring $300,000 in exploration expenditures on the property and issuing to Levon 300,000 common shares.

Property Description and Location.The BRX property lies south of Gold Bridge, centered at approximately latitude 50°50' N, longitude 122° 50' W and encompasses 77 tenures of which 73 cover reverted crown grants and four modified grids claims.These claims form one contiguous parcel and cover a nominal 1 065 ha.  The claims are accessible via Highway 99 North from Vancouver through Squamish and Whistler to Pemberton. From May to November, access can be obtained by turning left through Pemberton, then right along the Pemberton Meadows Road for 23 km to the Hurley River Road, which passes the Outdoor School and is followed for 50 km to Highway 40, approximately 0.25 km west of Goldbridge. In winter continue on Highway 99 past Pemberton to Lillooet, then 110 km west along the Carpenter Lake Road (Highway 40) to Goldbridge.

History. Between 1984, when the property was acquired, and 1986, the Company carried out a re-evaluation involving line cutting, soil sampling, geological mapping, VLF-EM surveys and back-hoe trenching followed by underground sampling and mapping at the California 2 level and Why Not adits and in 1987, drilled 518 m over six short holes on the Rand zone. In addition two holes of 307 m aggregate were drilled on a quartz vein in the Hurley river bed, about 350 m south of the Arizona portal.  In late 1994 trenching and drilling on targets located in 1985 found that the gold was generally low grade.

Levon owns a 50% interest in 74 mineral claims. During fiscal 2005, the option was satisfied and Levon’s interest in the property was reduced to 50%. During 2007 and 2008, Mill Bay incurred $67,198 and $25,016, respectively of deferred expenditures on the BRX claims, which were not proportionately funded by Levon. Mill Bay waived the requirement of proportionate funding by Levon on these specific expenditures; notwithstanding this waiver, the terms of the Joint Venture Agreement were ratified by Mill Bay and Levon to remain in effect. During 2008, the Company reopened the Arizona portal to the Goldbridge Property to sample the adit for tungsten to determine future exploration.

The Company obtained a permit number MX-4503 dated June 27, 2003 and amended March 24, 2004 for which underground development is approved for exploration on vein for a total of 60 m.  A permit issued in 1994 for trenching and drilling on the property is still extant and for which a reclamation bond of $3,500 remains with the provincial government.

Environmental Liabilities. The Company is not aware of any environmental liabilities.

Proposed Exploration. The Company has no plans to carry out exploration activities on the BRX in the next fiscal year.The claims remain in good standing until December 25, 2014.

As at the date of this report, the Goldbridge Claims (BRX) is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

In 1997 the Company acquired a 100% interest 27 mineral claims known as the Wayside claims for for $5,000. There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time.  The claims are considered of merit and we will continue to maintain them in good standing. The Company wrote the claims down in fiscal 2002 to $1 by a charge to operations of $37,079. Subsequently in 2007, the Company incurred exploration expenditures in the amount of $9,088.

As at the date of this report, the Wayside Property is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis of the results of operations and financial position of the Company for the years ended March 31, 2010, 2009 and 2008 should be read in conjunction with the March 31, 2010 audited financial statements and the related notes thereto.

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

A.           Operating Results

Results of Operations

Twelve months ended March 31, 2010 compared with the twelve months ended March 31, 2009

General and administrative expenses

General and administrative expenses totaled $745,785 for the twelve months ended March 31, 2010 as compared to $326,030 for the twelve months ended March 31, 2009, an increase of $419,755.  The increase is primarily associated with an increase of $227,488 in stock-based compensation which relates to the issuance of stock options. Other increases during the year are $58,519 in consulting and management fees, $43,546 in office occupancy, $76,140 in shareholder relations, and $44,921 in travel expenses. These increases were offset by decreases of $25,122 in general exploration, $2,075 in professional fees and $4,378 in listing and filing fees.

Stock based compensation expense was higher in the current year as a result of the issuance of 500,000 stock options granted during the first quarter and 600,000 stock options granted in the fourth quarter.  Consulting and management fees were higher due to the addition of consultants and an increase in management fees. Office occupancy and miscellaneous increased as the Company has leased premises in Mexico. Shareholder relations increased with the Company incurring additional expenses to obtain greater exposure as well as incurring a $40,000 warrant solicitation fee during the year. General exploration has decreased with the Company’s focus on the exploration of the Cordero Property. Professional fees are lower than 2009 due to lower accounting and audit fees.

Loss for the period

Loss for the twelve months ended March 31, 2010 was $730,892 compared to a loss of $330,822 for the twelve months ended March 31, 2009, an increase of $400,070.  The main reason for this increase was the increase in general and administrative expenses as discussed above. In addition, interest income was lower by $8,363. These increases were offset with a gain in foreign exchange of $14,137 as compared to a loss of $13,911 in the prior year.

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

As at March 31, 2010 the Company had working capital $1,864,226 compared to working capital of $231,130 at March 31, 2009. The amount of working capital on hand is variable with the Company’s expected level of exploration. As the Company expands their properties, working capital is expecting to fluctuate as required.

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

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010.  The Company paid to certain arm’s length finders a finder’s fee equal to 7% of the funds raised ($42,336), plus Broker’s Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600 broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half non-transferrable share purchase warrant.  Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.55 expiring December 31, 2010.  The Company paid commissions to the agents equal to 7% of the gross proceeds from the offering raised by the agents, paid by way of an aggregate of $94,735 in cash and an aggregate of 187,898 units.  The 187,898 units have the same terms as the units issued under the private placement.  The Company also issued to the agents an aggregate of 458,570 agent’s warrants equal to 7% of the aggregate number of units sold by the agents pursuant to the offering. The agent’s warrants are exercisable to purchase one common share of the Company at $0.55 per share for a period of one year expiring on December 31, 2010.

On January 7, 2010, the Company closed the final tranche of the non-brokered private initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010.

During the year ended March 31, 2010, $820,447 was raised through the exercising of 2,944,135 warrants and $180,000 through the exercising of 1,375,000 stock options.

During the year ended March 31, 2009, $150,000 was raised through the exercising of 1,000,000 warrants and $15,000 through the exercising of 150,000 stock options.

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

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

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

F.	Tabular disclosure of contractual obligations

As of March 31, 2010, the Company had the following contractual obligations. The contractual obligations consist of two vehicle lease agreements:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 years	More than 5 years

Operating Leases	$12,030	$11,163	$867	-	-

Total	$12,030	$11,163	$867	$-	$-

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

Item 6.  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at October 7, 2010.  The directors were elected by the Shareholders on September 27, 2010 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

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

David Wolfin Director and V.P Finance
President, CEO and Director of Avino Silver & Gold Mines Ltd., Gray Rock Resources Ltd., and Coral Gold Resources Ltd.; Director of Berkley Resources Ltd., Bralorne Gold Mines; Mill Bay Ventures Ltd, and Cresval Capital Corp.
November 23, 2006

Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting.	September 6, 2007

Ron Barbaro Director and Chairman	Member of the Order of Ontario; Director of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.	July 9, 2010

J. Trevor Eyton Director	Member of the Order of Canada, A Senator of Canada (retired); Director of Brookfield Asset Management Inc., Magna Inc., Ivernia Inc., Silver Bear Resources Inc. and Altus Group Income Fund.	July 16, 2010

Lisa Sharp Chief Financial Officer	Chief Financial Officer of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., Gray Rock Resources Ltd., Mill Bay Ventures Inc., and Venerable Ventures Ltd.	June 9, 2008

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 25, 2008

B.           Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, its Chief Executive Officer (“CEO”) and President, Ron Tremblay, its former CEO, Louis Wolfin and its Chief Financial Officer (“CFO”), Lisa Sharp.

1)           Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers.  The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on discussions amongst the board of directors of the Company (the “Board”) with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2)           Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended March 31, 2010 of the Company to its executive officers:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (*)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Ron tremblay(1) Director, President & CEO	2010	$50,000	NIL	NIL	NIL	NIL	NIL	NIL	$50,000
Louis Wolfin (1) Director, Chairman & Former CEO	2010	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp CFO	2010	$13,567	NIL	NIL	NIL	NIL	NIL	NIL	$13,567
Victor Chevillon Director & VP Exploration	2010	$117,9	NIL	NIL	NIL	NIL	NIL	NIL	$117,992

*The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(1) On September 11, 2009, Mr. Wolfin was appointed Chairman and Mr. Tremblay was appointed President and CEO. On September 27, 2010, Mr. Wolfin resigned from his position as a Director and Chairman.

Annual Base Salary

Base Salary for the executive officersis determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the executive officers shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the executive officers during the most recently completed financial year ended March 31, 2010.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward executive officers, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2010 Stock Option Plan (the “Plan”).

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. This currently represents 8,289,712 Common Shares available under the Plan, of which 6,200,000 are issued and 2,089,712 are reserved and available for issuance. For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on September 24, 2010.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors. The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3)           Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2010:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Ron tremblay Director, President & CEO	350,000 150,000	$0.21 $0.10	April 25, 2011 Oct. 2, 2011	$238,000 $118,500	Nil	Nil
Louis Wolfin Former Director, Chairman & CEO	Nil	Nil	N/A	Nil	Nil	Nil
Lisa Sharp CFO	50,000	$0.70	Jan. 28, 2015	$9,500	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2010 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2010 was $0.89 per common share.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to executive officers during the most recently completed financial year ended March 31, 2010:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron tremblay Director, President & CEO	Nil	Nil	Nil
Louis Wolfin Former Director, Chairman & CEO	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1)
No value was attributed to options vested during the year where the exercise price is greater than the market price on the date of vesting, or for unexercised vested options that were out of the money on March 31, 2010.

4)           Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)           Termination and Change of Control Benefits

The Company does not have any employment contracts with the executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

6)           Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended March 31, 2010:

Name	Fees earned ($)	Share-based awards ($)	Option-based award($) (4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Victor Chevillon(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Florian Riedl- Reidenstein(1) (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Robertson(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ron Tremblay(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Louis Wolfin(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Wolfin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Independent & Non-Employee Directors
(2) See Summary Compensation Table
(3) Mr. Riedl-Reidenstein resigned as a director of the Company on May 6, 2010.
(4) No value was attributed to options vested during the year where the exercise price is greater than the market price on the date of vesting, or for unexercised vested options that were out of the money on March 31, 2010.

No Director of the Company who is not an executive officer has received, during the most recently completed financial year, compensation pursuant to:

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

(c)           any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 300,000 shares at a price of $0.10 per share exercisable on or before April 5, 2010, all of which have been exercised; an aggregate of 200,000 shares at a price of $0.21 per share exercisable on or before April 25, 2011, all of which have been exercised; an aggregate of 50,000 shares at a price of $0.10 per share exercisable on or before October 2, 2011, all of which have been exercised; an aggregate of  100,000 shares at a price of $0.35 exercisable on or before September 14, 2012, none of which have been exercised; an aggregate of 100,000 shares at a price of $0.25 exercisable on or before April 28, 2014, none of which have been exercised; and an aggregate of 200,000 shares at a price of $0.70 exercisable on or before January 28, 2015, none of which have been exercised.

C.           Board Practices

The Board is currently comprised of seven directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the Board is no longer a member of management.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on September 27, 2010, the shareholders elected Messrs. Chevillon, Glasier, Robertson, Tremblay, Barbaro, Eyton, Wolfin, and Wolfin as directors. Subsequent to the Annual General Meeting, Mr. Louis Wolfin resigned from his position on the Board.

The Board has considered the relationship of each director to the Company and currently considers four of the seven directors to be “unrelated” (Messrs. Glasier, Robertson, Barbaro and Eyton). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The Audit Committee currently consists of three directors (Messrs. Gary Robertson, William Glasier and Trevor Eyton). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

The Board has adopted a charter for the Audit Committee which is reviewed annually and sets out the role and oversight responsibilities of the Audit Committee with respect to:

•
its relationship with and expectation of the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;

•	determination of which non-audit services the external auditor is prohibited from providing;
•	the engagement, evaluation, remuneration, and termination of the external auditors;
•	appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
•	its relationship with and expectation of the internal auditor;
•	its oversight of internal control;
•	disclosure of financial and related information; and
•	any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

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

The Corporate Governance Committee currently consists of three directors (Messrs. Barbaro, Glasier and Wolfin).  Messrs. Glasier and Barbaro are unrelated directors. It is intended that the Corporate Governance Committee will eventually be comprised solely of unrelated directors.

D.           Employees

The Company has no employees at this time. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Serivces Corp.

E.           Share Ownership

The following table sets forth the share ownership of our directors and officers as of October 7, 2010:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,102,500	1.33%
William Glasier	362,381	*
Gary Robertson	640,000	*
Ron Tremblay	14,648,000	17.69%
David Wolfin	738,643	*
Louis Wolfin(1)	3,551,974	4.29%
Florian Riedl-Reidenstein(2)	75,000	*
Ron Barbaro	500,000	*
J. Trevor Eyton	Nil	N/A
Lisa Sharp	50,000	*
Dorothy Chin	15,000	*

*Less than one percent

(1)  Mr. Wolfin resigned as a director and chairman on September 27, 2010
(2)  Mr. Riedl-Reidenstein resigned as a director on May 6, 2010

Outstanding Options

The following information, as of October 7, 2010, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin, Former Director, Chairman and CEO(1)	Nil	N/A	N/A	N/A

Ron Tremblay, Director, President and Current CEO(2)	350,000	April 26, 2006	$0.21	April 25, 2011
	150,000	October 2, 2006	$0.10	October 2, 2011
	1,500,000	Sept. 3, 2010	$1.00	Sept. 3, 2015

Lisa Sharp, CFO	50,000	January 28, 2010	$0.70	Jan. 28, 2015
	50,000	Sept. 3, 2010	$1.00	Sept. 3, 2015

Gary Robertson, Director	200,000	July 20, 2010	$0.65	July 20, 2015

David Wolfin, Director & VP Finance	100,000	April 28, 2009	$0.25	April 28, 2014
	100,000	Sept 3, 2010	$1.00	Sept 3, 2015

Victor Chevillon, Director & VP Exploration	100,000	Sept 14, 2007	$0.35	Sept 14, 2012
	200,000	Jan 28, 2010	$0.70	Jan 28, 2015
	500,000	Sept 3, 2010	$1.00	Sept 3, 2015

William Glasier, Director	100,000	Sept 3, 2010	$1.00	Sept 3, 2015

Ron Barbaro, Director	200,000	July 20, 2010	$0.65	July 20, 2015

Trevor Eyton, Director	300,000	July 20, 2010	$0.65	July 20, 2015

Florian Riedl-Riedenstein, Former Director(3)	Nil	N/A	N/A	N/A

(1)  After the Company’s Annual Shareholders’ Meeting held on September 27, 2010, Mr. Louis Wolfin resigned as director and chairman.
(2)  Mr. Tremblay was appointed Chief Executive Officer and President on September 11, 2009.
(3)  Mr. Riedl-Riedenstein resigned as a director on May 6, 2010

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other then identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at October 7, 2010 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class
Ron Tremblay	14,648,000	*	17.69%

All Officers and Directors as a Group (9 persons)	18,056,524		21.81%

* These shares are held by Ron Tremblay indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder.

B.           Related Party Transactions

During the year ended March 31, 2010, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$82,512 (2009 - $90,293; 2008 - $112,018) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,198 has been capitalized under mineral properties;

-	$50,000 (2009 - $30,000; 2008 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

-
$117,992 (2009 - $60,136; 2008 - $10,048) was paid for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $117,992 (2009 - $35,389; 2008 - $10,048) has been capitalized under resource properties and $Nil (2009 - $24,746; 2008 - $Nil) was been expensed under general exploration;

-
$3,663 (2009 - $8,310; 2008 - $5,580) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors.

-	$Nil (2009 - $Nil; 2008 - $128,067) was charged to the Company for drilling services by ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

-	$Nil (2009 - $Nil; 2008 - $35,610) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

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

The amount due from a related party consists of $5,564 (2009 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $42,947 (2009 - $Nil) due from a private company controlled by a director and officer.

Amounts due to related parties as at March 31, 2010 include:

-	$24,426 (2009 - $26,680) owed to Oniva;

-	$56,788 (2009 - $66,243) owed to a public company related by way of common directors;

-	$57,698 (2009 - $32,972) owed to private companies controlled by directors of the Company.

Amounts due are without stated terms of interest or repayment.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report;
•	Balance Sheets as at March 31, 2010 and March 31, 2009;
•	Statement of Operations and Comprehensive Loss for the years ended March 31, 2010, 2009 and 2008;
•	Statement of Shareholders’ Equity for the years ended March 31, 2010, 2009 and 2008;
•	Statement of Cash Flows for the years ended March 31, 2010, 2009 and 2008; and
•	Notes to Financial Statements for the years ended March 31, 2010, 2009 and 2008.

Legal Proceedings

The Company is not involved in any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or had in the recent past, significant effects on the Company’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.           Significant Changes

None.

Item 9.   The Offer and Listing

A.           Price History of Stock

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTCBB, under the symbol "LVNVF".

As of September 27, 2010, there were 447 holders of record in the United States holding 3,162,825 of the Company’s common shares representing 53.02% of the total number of shareholders, and approximately 5.71 % of the total number of common shares issued.  The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

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

	TSX Venture Exchange/NEX (Canadian Dollars)		OTCBB (United States Dollars)
Last Five Fiscal Years	High	Low	High	Low

2010	0.95	0.11	0.94	0.09
2009	0.16	0.05	0.68	0.04
2008	0.33	0.11	0.16	0.03
2007	0.24	0.09	0.31	0.10
2006	0.17	0.05	0.17	0.06

2009-2010	High	Low	High	Low

Fourth Quarter ended March 31, 2010	0.95	0.40	0.94	0.39
Third Quarter ended December 31, 2009	0.72	0.20	0.68	0.20
Second Quarter ended September 30, 2009	0.23	0.14	0.20	0.13
First Quarter ended June 30, 2009	0.23	0.11	0.27	0.09

2008-2009	High	Low	High	Low

Fourth Quarter ended March 31, 2009	0.13	0.05	0.07	0.05
Third Quarter ended December 31, 2008	0.12	0.05	0.05	0.03
Second Quarter ended September 30, 2008	0.15	0.07	0.11	0.04
First Quarter ended June 30, 2008	0.16	0.10	0.12	0.09

Last Six Months	High	Low	High	Low

September 2010	1.26	0.93	1.21	0.91
August 2010	1.02	0.75	0.97	0.72
July 2010	0.80	0.50	0.78	0.53
June 2010	0.74	0.55	0.72	0.57
May 2010	0.88	0.67	0.87	0.64
April 2010	1.05	0.70	1.02	0.70

B.           Plan of Distribution

Not Applicable.

C.           Markets

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTCBB, under the symbol "LVNVF".

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

The directors of the Company must be persons of the full age of 18 years. There is no minimum share ownership to be a director. No person shall be a director of the Company who is not capable of managing their own affairs, is an undischarged bankrupt, convicted of an offense in connection with the promotion, formation or management of a corporation or involved in fraud within the last five years, or a person that has had a registration in any capacity under the "British Columbia Securities Act" or the "British Columbia Mortgage Brokers Act" canceled within the last five years.

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

United States Federal Income Tax Consequences

Passive Foreign Investment Company

The Company believes that it is a passive foreign investment company, (a "PFIC") for United States federal income tax purposes with respect to a United States Investor.  The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company’s shares, either (i) at least 75 % of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company’s assets are attributable to assets that produce or are held for the production of passive income.  In each case, the Company must take into account a pro-rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules).  Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.  As a publicly traded corporation, the Company would apply the 50% asset test based on the value of the Company’s assets.

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

Controlled Foreign Corporations

Sections 951 through 964 and Section 1248 of the Internal Revenue Code (the "Code") relate to controlled foreign corporations, referred to as "CFCs". A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder’s holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

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

We believe the Company is not and will not be a CFC.  It is possible that the Company could become a CFC in the future. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company

A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation’s stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation’s stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC’s undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it: (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein); and (ii) 50% or more of the value or the total combined voting power of all the corporation’s stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder’s ratable share of the corporation's earnings and profits for the period during which such stock was held.

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

F.            Dividends and Paying Agents

Not Applicable.

G.            Statement by Experts

Not Applicable.

H.            Documents on Display

The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, Ontario and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be viewed at www.sedar.com.

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

Not Applicable.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

Part II
Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report.  Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by its reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

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

Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was not effective as at March 31, 2010 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

The Company has taken steps to enhance and improve the design of its internal controls over financial reporting; however these steps were not complete as of March 31, 2010. During the period covered by this Annual Report, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending March 31, 2011: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan.

The Company’s internal control over financial reporting was not subject to attestation by its independent registered public accounting firm pursuant to the rules of the SEC that permit it to provide only management’s report in this Annual Report.

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

Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting in the year ended March 31, 2010.  However, as a result of the evaluation of the Company’s internal control over financial reporting as of March 31, 2010, conducted by our principal executive officer and principal financial officer, the Company expects to make such changes in the year ended March 31, 2011.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson, Mr. William Glasier and Mr. Trevor Eyton are qualified as Audit Committee Financial Experts and both members are independent as determined by the NASDAQ listing rules.

Item 16B.  Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2010, 2009 and 2008 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2010 was $34,000 (March 31, 2009: $28,000; March 31, 2008: $28,240).

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2010 were $nil at the date of this Annual Report (March 31, 2009: $3,750; March 31, 2008: $4,500). These fees related to services with respect to the Company’s Form 20-F.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by Smythe Ratcliffe LLP for the fiscal year ended March 31, 2010 was $1,000 at the date of this Annual Report (March 31, 2009: $1,500; March 31, 2008: $2,000).  The services comprising these fees include compliance service with respect to Canadian filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2010 was $3,454 (March 31, 2009: $448; March 31, 2008: $nil).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2010. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

None.

Item 16G.  Corporate Governance

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18.  Financial Statements

Not applicable. See Item 17.

Item 19.  Exhibits

Exhibit Number	Name
1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

* Previously filed

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Audited Financial Statements

For the years ended March 31, 2010, 2009 and 2008
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements as at March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Ron Tremblay”	“Lisa Sharp”
Ron Tremblay	Lisa Sharp
CEO	CFO

Vancouver, Canada
July 26, 2010

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.
(An Exploration Stage Company)

We have audited the balance sheets of Levon Resources Ltd. (an exploration stage company) as at March 31, 2010 and 2009 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended March 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 26, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 26, 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
July 26, 2010

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Balance Sheets
(in Canadian Dollars)
As at March 31

	2010	2009
ASSETS
Current
Cash	$2,020,948	$295,736
Accounts receivable and prepaid expenses	28,112	125,762
Investments (Note 5)	23,880	12,697

Total Current Assets	2,072,940	434,195

Due from related party (Note 11)	48,511	5,564
Reclamation deposits (Note 6)	32,629	32,629
Mineral properties (Note 7)	3,059,841	1,304,398
Equipment (Note 9)	4,524	3,258

Total Assets	$5,218,445	$1,780,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$69,802	$77,170
Due to related parties (Note 11)	138,912	125,895

Total Current Liabilities	208,714	203,065

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	26,187,285	22,941,591
Contributed surplus	1,360,276	453,509
Accumulated other comprehensive loss	(5,593)	(16,776)
Deficit	(22,532,237)	(21,801,345)

Total Shareholders’ Equity	5,009,731	1,576,979

Total Liabilities and Shareholders’ Equity	$5,218,445	$1,780,044

Nature of Operations and Going Concern (Note 1)
Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board:

“Louis Wolfin”
…......................................................  Director
Louis Wolfin

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Operations and Comprehensive Loss
(in Canadian Dollars)
Years ended March 31

	2010	2009	2008
Expenses
Consulting and management fees	$89,183	$30,664	$45,000
Listing and filing fees	17,495	21,873	30,983
General exploration	1,667	26,789	8,928
Office, occupancy and miscellaneous	71,785	28,239	42,573
Professional fees	44,431	46,506	66,282
Salaries and benefits	49,635	48,919	52,771
Shareholder relations and promotion	129,707	53,567	187,919
Stock-based compensation (Note 10(d))	237,846	10,358	56,404
Travel	104,036	59,115	102,065

Loss Before Other Items	(745,785)	(326,030)	(592,925)

Other Items
Interest income	756	9,119	11,579
Foreign exchange gain (loss)	14,137	(13,911)	6,589

Net Loss for Year	(730,892)	(330,822)	(574,757)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments (Note 5)	11,183	(18,368)	(6,261)

Total Comprehensive Loss for Year	$(719,709)	$(349,190)	$(581,018)

Loss Per Share, Basic and Diluted	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	56,351,851	45,364,278	43,620,661

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Shareholders’ Equity
(in Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)		Total Shareholders’ Equity
Balance, March 31, 2007	40,784,483	$22,160,953	$319,015	$(20,895,766)	$-		$1,584,202
Transitional adjustment for fair value of investments	-	-	-	-	7,853		7,853
Common shares issued for cash:
Exercise of stock options	470,000	59,000	-	-	-		-
Exercise of warrants	2,985,000	358,500	-	-	-		-
Fair value of stock options exercised	-	42,340	(42,340)	-	-		-
Stock-based compensation	-	-	74,274	-	-		-
Net loss for year	-	-	-	(574,757)	-		-
Unrealized loss on available for sale securities	-	-	-	-	(6,261)		(6,261)
Balance, March 31, 2008	44,239,483	22,620,793	350,949	(21,470,523)	1,592		1,502,811
Common shares issued for cash:
Private placement	5,000,000	145,348	104,652	-	-		250,000
Share issuance costs	-	(2,000)	-	-	-		(2,000)
Exercise of stock options	150,000	15,000	-	-	-		15,000
Exercise of warrants	1,000,000	150,000	-	-	-		150,000
Fair value of stock options exercised	-	12,450	(12,450)	-	-		-
Stock-based compensation	-	-	10,358	-	-		10,358
Net loss for year	-	-	-	(330,822)	-		(330,822)
Unrealized loss on available for sale securities	-	-	-	-	(18,368)		(18,368)
Balance, March 31, 2009	50,389,483	22,941,591	453,509	(21,801,345)	(16,776)		1,576,979
Common shares issued for cash:
Private placement	11,651,000	2,357,589	770,261	-	-		3,127,850
Share issuance costs		(213,682)	-	-	-		(213,682)
Exercise of stock options	1,375,000	180,000	-	-	-		180,000
Exercise of warrants	2,944,135	820,447	-	-	-		820,447
Non-cash share issuance costs	187,898	(153,687)	153,687	-	-		-
Fair value of warrants and stock options exercised	-	255,027	(255,027)	-	-		-
Stock-based compensation	-	-	237,846	-	-	>/font>	237,846
Net loss for year	-	-	-	(730,892)	-		(730,892)
Unrealized gain on available for sale securities	-	-	-	-	11,183		11,183
Balance, March 31, 2010	66,547,516	$26,187,285	$1,360,276	$(22,532,237)	$(5,593)		$5,009,731

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(in Canadian Dollars)
Years ended March 31

	2010	2009	2008
Operating Activities
Net loss	$(730,892)	$(330,822)	$(574,757)
Items not involving cash:
Amortization	990	814	930
Stock-based compensation	237,846	10,358	56,404
Foreign exchange loss	11,658	-	-
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	97,650	28,640	(16,603)
Accounts payable and accrued liabilities	(5,635)	(25,283)	20,507
Due from (to) related parties	(58,153)	77,671	(19,880)

Cash Used in Operating Activities	(446,536)	(238,622)	(533,399)

Investing Activities
Mineral properties exploration expenditures incurred	(1,728,953)	(98,660)	(293,470)
Purchase of equipment	(2,256)	-	(700)
Reclamation deposits	-	(1,312)	2,800

Cash Used in Investing Activities	(1,731,209)	(99,972)	(291,370)

Financing Activity
Issue of capital stock for cash, net of issuance costs	3,914,615	413,000	417,500

Cash Provided by Financing Activity	3,914,615	413,000	417,500

Foreign Exchange Effect on Cash	(11,658)	-	-
Inflow (Outflow) of Cash	1,725,212	74,406	(407,269)
Cash, Beginning of Year	295,736	221,330	628,599

Cash, End of Year	$2,020,948	$295,736	$221,330

Supplementary Information, Non-Cash Transactions
Mineral property expenditures included in:
Accounts payable	$20,747	$22,480	$42,194
Due to related parties	$57,256	$29,033	$-
Mineral exploration tax credit included in accounts receivable and prepaid expenses	$-	$111,236	$-
Stock-based compensation included in mineral properties	$-	$-	$17,870
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(in Canadian Dollars)
Years ended March 31

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

These financial statements are prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At March 31, 2010, the Company had working capital of $1,864,226 (2009 - $231,130) and a deficit of $22,532,237 (2009 - $21,801,345). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.            SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which are in conformity with United States GAAP, except as described in Note 16 to these financial statements. All amounts are in Canadian dollars unless otherwise stated.

(b)	Mineral properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. All amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries. These amounts do not necessarily reflect present or future values.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Cash Flows
(in Canadian Dollars)
Years ended March 31

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Mineral properties (Continued)

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded when paid or received.

Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

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

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated on a declining-balance basis at the following annual rates:

Computer equipment                                           - 30%
Furniture and equipment                                    - 20%

In the year of acquisition, amortization is recorded based on one-half of net additions.

(d)	Income taxes

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
Years ended March 31

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the amortization of equipment, the recoverability of mineral property interests, determination of asset retirement obligations (“ARO”) and environmental restoration, balances of accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation, allocation of proceeds for units between capital stock and warrants, and determination of the valuation allowance for future income taxes.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)           Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the fair value of common shares.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of liabilities; and

(iii)	Revenues and expenses, at the rate of exchange prevailing at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(j)	Asset retirement obligation

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Flow-through shares

Flow-through shares entitle a company that incurs certain mineral expenditures in Canada to renounce them for income tax purposes allowing the expenditures to be deducted for income tax purposes by investors who purchase the shares. The income tax benefits foregone are considered to constitute share issue costs and are reflected in capital stock with an offsetting increase to future income tax liability.

(n)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

These disclosures are not required when the carrying amount is a reasonable approximation of the fair value.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

(o)	Future accounting changes

(i)
International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended March 31, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Future accounting changes (Continued)

(ii)
Business Combinations (Section 1582); Consolidated Financial Statements (Section 1601); Non-Controlling Interests (Section 1602)

These new standards are based on IFRS 3, “Business Combinations”, and replace the existing guidance on business combinations and consolidated financial statements. These new standards require most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed, and also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations on or after April 1, 2011, with earlier application permitted.

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, investments, accounts payable and accrued liabilities, and amounts due to/from related parties. Cash is classified as held-for-trading; investments are classified as available-for-sale; accounts receivable and due from related party are classified as loans and receivable; and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying value of financial assets by category at March 31, 2010 is as follows:

	2010
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$2,020,948	$-
Investments	23,880	-	-
Due from related party	-	-	48,511

	$23,880	$2,020,948	$48,511

The carrying value of financial assets by category at March 31, 2009 is as follows:

	2009
Financial Assets	Available-for-sale	Held-for-trading	Loans and receivables

Cash	$-	$295,736	$-
Investments	12,697	-	-
Due from related party	-	-	5,564

	$12,697	$295,736	$5,564

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

3.             RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The carrying value of financial liabilities by category at March 31, 2010 and 2009 are as follows:

	2010	2009
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$69,802	$77,170
Due to related parties	138,912	125,895

	$208,714	$203,065

The carrying amounts of cash and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short term to maturity.

The fair value of amounts due from and to related parties have not been disclosed as their fair values cannot be reliably measured since there is no active market for such instruments.  The Company’s investment securities are measured at fair value using level 1 within the fair value hierarchy.

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

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at March 31, 2010 in the amount of $2,020,948 (2009 - $295,736) in order to meet short-term business requirements. At March 31, 2010, the Company had current liabilities of $208,714 (2009 - $203,065). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

3.             RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk

Market risk consists of interest rate risk, foreign exchange risk and other price risk. The Company is exposed to the following market risks:

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances. A significant change in the exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position, results of operations and cash flows. As at March 31, 2010, the Company held US cash balances totaling US$181,160 (2009 -US$987) and amounts in accounts payable and accrued liabilities and due to related parties of US$114,937 (2009 - US$52,519).  Based on the above net exposures as at March 31, 2010, a 6% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $4,000.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from foreign exchange risk or interest rate risk. The Company’s investments are carried at market value, and are therefore directly affected by fluctuations in the market value of the underlying securities.

As at March 31, 2010, a 50% fluctuation in the fair value of the investments based on the weighted average volatility of the underlying shares over the prior years would impact the Company’s other comprehensive income by approximately $13,000.

4.             CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

5.             INVESTMENTS

At March 31, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	4,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(5,593)	$23,880

At March 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(17,448)	$10,470
Avino Silver & Gold Mines Ltd.	4,200	1,554	672	2,226
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(16,776)	$12,697

Avino Silver & Gold Mines Ltd. (“Avino”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

6.            RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Their maturity dates range from July 28, 2010 to January 12, 2011 with an interest rate of 0.15%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.            MINERAL PROPERTIES

	Congress	Gold Bridge	Cordero Sanson	Other	Total
	(Note 7(a))	(Note 7(b))	(Note 7(c))	(Note 7(d))
Balance, March 31, 2008	$1,111,349	$245,280	$-	$9,092	$1,365,721
Deferred exploration costs
Acquisition	-	-	32,513	-	32,513
Assays	2,268	-	-	-	2,268
Assessment, permits and filing fees	1,365	-	-	-	1,365
Maintenance – security facility	-	2,500			2,500
Drilling	1,994	-	-	-	1,994
General supplies and services	407	-	-	-	407
Geological and management services	16,843	-	29,033	-	45,876
Metallurgical testing	819	-	-	-	819
METC	(149,065)	-	-	-	(149,065)

Balance, March 31, 2009	985,980	247,780	61,546	9,092	1,304,398
Deferred exploration costs
Acquisition	-	-	72,867	-	72,867
Assays	-	-	104,085	-	104,085
Assessment, permits and filing fees	2,283	-	44,761	-	47,044
Consulting	-	153	-	-	153
Drilling	-	-	677,610	-	677,610
General supplies and services	88	-	357,442	-	357,530
Geological and management services	-	-	496,154	-	496,154

Balance, March 31, 2010	$988,351	$247,933	$1,814,465	$9,092	$3,059,841

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of the agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES (Continued)

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly owned by Valley High Ventures (“Valley High”) by agreement with long-standing ranch families and small local mining companies, and certain other claims which were staked by the Company.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby the Company will earn a 51% interest from Valley High by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 (incurred) by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, Valley High will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of March 31, 2010, the Company had completed the required $1,250,000 exploration expenditures towards its earn-in commitment, with the following option payments to be completed:

(a)           US$57,500 on or before March 21, 2010 (paid);

(b)           US$10,000 on or before May 21, 2010 (paid subsequent to year end);

(c)           US$5,000 on or before July 21, 2010;

(d)           US$5,000 on or before August 21, 2010;

(e)           US$5,000 on or before October 21, 2010;

(f)           US$150,000 on or before February 21, 2011;

(g)           US$300,000 on or before February 21, 2012; and

(h)           US$1,050,000 on or before February 21, 2013.

(d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)	Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES (Continued)

(d)           (Continued)

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

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)           Incur $250,000 on or before December 31, 2009; (completed)

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

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

7.             MINERAL PROPERTIES (Continued)

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

8.             ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At March 31, 2010, the Company estimates that costs relating to future site restoration and abandonment based on work done to date is immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

9.             EQUIPMENT

	2010			2009
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer equipment	$2,256	$338	$1,918	$-	$-	$-
Furniture and equipment	8,443	5,837	2,606	8,443	5,185	3,258
	$10,699	$6,175	$4,524	$8,443	$5,185	$3,258

10.           CAPITAL STOCK

(a)           Authorized: Unlimited number of common shares without par value

(b)           Issued

During the year ended March 31, 2010:

On January 7, 2010, the Company closed the final tranche of the brokered private placement initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting  $25,671 attributed to capital stock and $9,329 to contributed surplus.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,681,715 recorded as capital stock and $611,135 as contributed surplus. The Company paid commission equal to 7% of the gross proceeds, which consisted of $94,735 cash and 187,898 units having the same terms as the placement units. The units were valued as $48,235 attributed to capital stock and $17,529 to contributed surplus. In addition, the Company issued 458,570 broker warrants, exercisable at a price of $0.55 until December 31, 2010. The broker warrants were valued at $116,651. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.43%, dividend yield of nil, volatility of 181.11% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $348,411 were incurred as part of the private placement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(b)           Issued (Continued)

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.35 until July 29, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $650,203 recorded as capital stock and $149,797 as contributed surplus. The Company paid a cash finders’ fee of $42,336 and issued 264,600 broker warrants, exercisable at a price of $0.35 per share until July 29, 2010. The broker warrants were valued at $19,507. The fair value of the warrants and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.45%, dividend yield of nil, volatility of 179.71% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $67,193 were incurred as part of the private placement.

The 2,944,135 warrants were exercised for gross proceeds of $820,447. The Company reallocated the fair value of these warrants previously recorded in the amount of $135,471 from contributed surplus to capital stock.

The 1,375,000 stock options were exercised for gross proceeds of $180,000. The Company reallocated the fair value of these options previously recorded in the amount of $119,556 from contributed surplus to capital stock.

During the year ended March 31, 2009:

On March 27, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one non-transferrable common share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.15 until March 27, 2010 and thereafter at $0.25 until March 27, 2011. The proceeds of the private placement have been allocated using the relative fair value method resulting in $145,348 recorded as capital stock and $104,652 as contributed surplus. The fair value of the warrants issued has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.12%, dividend yield of nil, volatility of 134.02% and an expected life of two years. Share issue costs of $2,000 were incurred as part of the private placement.

The 1,000,000 warrants were exercised for gross proceeds of $150,000.

The 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(c)           Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

Details of the status of the Company's stock options as at March 31, 2010 and 2009 and changes during the years then ended are as follows:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options outstanding, beginning of year	2,325,000	$0.17	3,215,000	$0.17
Granted	1,100,000	$0.50	-	$-
Exercised	(1,375,000)	$0.13	(150,000)	$0.10
Forfeited	(150,000)	$0.29	(740,000)	$0.19

Options outstanding, end of year	1,900,000	$0.38	2,325,000	$0.17
Options exercisable, end of year	1,537,500	$0.32	2,325,000	$0.17

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at March 31, 2010, the following stock options were outstanding and exercisable:

Number Outstanding		Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
75,000	*	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000		$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000		$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000		$0.18	$0.11	1.82	$0.71	January 26, 2012
300,000		$0.70	$0.45	1.96	$0.19	March 15, 2012
150,000		$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000		$0.50	$0.12	2.46	$0.39	September 14, 2012
400,000		$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000		$0.70	$0.53	4.83	$0.19	January 28, 2015
1,900,000				2.60

Exercisable
75,000	*	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000		$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000		$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000		$0.18	$0.11	1.82	$0.71	January 26, 2012
150,000		$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000		$0.50	$0.12	2.46	$0.39	September 14, 2012
337,500		$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000		$0.70	$0.53	4.83	$0.19	January 28, 2015

1,537,500				2.66

* Subsequent to March 31, 2010, these options expired unexercised

As at March 31, 2009, the following stock options were outstanding and exercisable:

Number Outstanding and Exercisable	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,075,000	$0.10	$0.08	1.01	April 5, 2010
675,000	$0.21	$0.10	2.07	April 25, 2011
250,000	$0.10	$0.06	2.51	October 2, 2011
25,000	$0.18	$0.11	2.82	January 26, 2012
100,000	$0.35	$0.18	3.21	June 14, 2012
150,000	$0.35	$0.21	3.46	September 14, 2012
50,000	$0.50	$0.12	3.46	September 14, 2012

2,325,000			1.80

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(d)           Stock-based compensation

Stock-based compensation expense is determined using Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	1.92%	N/A	4.48%
Expected dividend yield	0	N/A	0
Expected stock price volatility	127.90%	N/A	121.87%
Expected option life in years	4.18	N/A	4.18
Forfeiture rate	0%	N/A	0%

During the year ended March 31, 2010, the Company granted 1,100,000 stock options exercisable at prices ranging from $0.25 to $0.70 for two and five years to directors, officers, employees and consultants. The Company recorded stock-based compensation expense of $237,846 (2009 - $10,358; 2008 - $74,274)) on the portion of stock options that vested during the year ended March 31, 2010. The value of unrecorded stock-based compensation related to non-vested options is $115,344, which will be recognized over the remaining vesting period of nine months. Of this amount, $Nil (2009 - $Nil; 2008 - $17,870) is included in additions in mineral properties. The amounts recorded as stock-based compensation are allocated as follows:

	2010	2009	2008

Directors, officers and employees	$188,326	$-	$26,450
Investor relations	-	10,358	12,084
Consultants	49,520	-	35,740
	$237,846	$10,358	$74,274

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2010 and 2009 and changes during the years ended on those dates is presented below:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding, beginning of year	5,000,000	$0.15	9,145,000	$0.15
Issued	6,642,619	$0.47	5,000,000	$0.15
Exercised	(2,944,135)	$0.28	(1,000,000)	$0.15
Expired	-	$-	(8,145,000)	$0.15

Warrants outstanding, end of year	8,698,484	$0.39	5,000,000	$0.15

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(e)           Share purchase warrants (Continued)

As at March 31, 2010 and 2009, the following share purchase warrants were outstanding:

	Exercise	Number of Warrants
Expiry Date	Price	2010	2009

March 27, 2010/March 27, 2011	$0.15/$ 0.25	3,950,000	5,000,000
July 29, 2010	$0.35	870,465	-
December 31, 2010	$0.55	3,878,019	-

		8,698,484	5,000,000

11.          RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010:

(a)
$82,512 (2009 - $90,293; 2008 - $112,018) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,198 has been capitalized under mineral properties;

(b)	$50,000 (2009 - $30,000; 2008 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$117,992 (2009 - $60,136; 2008 - $10,048) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $117,992 (2009 - $35,389; 2008 - $10,048) has been capitalized under mineral properties and $Nil (2009 - $24,746; 2008 - $Nil) has been expensed under general exploration;

(d)
$3,663 (2009 - $8,310; 2008 - $5,580) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral Gold Resources Ltd. (“Coral”), a public company with common directors;

(e)	$Nil (2009 - $Nil; 2008 - $128,067) was charged to the Company for drilling services by ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

(f)	$Nil (2009 - $Nil; 2008 - $35,610) was charged to the Company for exploration services by Bralorne Gold Mines Ltd., a public company with common directors and management.

The above transactions are conducted in the normal course of business and were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

11.           RELATED PARTY TRANSACTIONS (Continued)

The amount due from a related party consists of $5,564 (2009 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $42,947 (2009 - $Nil) due from a private company controlled by a director and officer.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $24,426 (2009 - $26,680) owed to Oniva, $56,788 (2009 - $66,243) owed to a public company related by way of common directors and $57,698 (2009 - $32,972) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

12.          SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the 2010 and 2009 fiscal years. The majority of losses for 2010 and 2009 are as a result of Canadian head office costs. Acquisition costs are capitalized to mineral properties. The assets of the Company are segmented as follows:

2010	Canada	US	Mexico	Total
Current assets	$2,064,486	$-	$8,454	$2,072,940
Due from related party	48,511	-	-	48,511
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,373	3	1,814,465	3,059,841
Equipment	4,524	-	-	4,524
	$3,395,523	$3	$1,822,919	$5,218,445

2009	Canada	US	Mexico	Total
Current assets	$434,195	$-	$-	$434,195
Due from related party	5,564	-	-	5,564
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,242,849	3	61,546	1,304,398
Equipment	3,258	-	-	3,258
	$1,718,495	$3	$61,546	$1,780,044

13.          COMMITMENTS

During the year ended March 31, 2008, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $12,030. The leases expire between 2011 and 2012 and the commitments for the next two years are as follows:

2011	$11,163

2012	$867

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

14.          INCOME TAXES

The components of future income taxes are as follows:

	2010	2009	2008

Future income taxes
Non-capital loss carry-forwards for Canadian income tax purposes	$2,374,000	$1,866,000	$1,690,000
Capital loss carry-forwards for Canadian income tax purposes	3,380,000	3,380,000	3,380,000
Excess of tax value over net book value of equipment	477,000	475,000	475,000
Excess of tax value over net book value of mineral properties	5,543,000	5,555,000	5,387,000
Share issue costs and other	379,000	57,000	53,000

	12,150,000	11,333,000	10,985,000
Approximate Canadian tax rate	25.00%	26.00%	28.70%
	3,039,000	2,946,580	3,152,695
Valuation allowance	(3,039,000)	(2,946,580)	(3,152,695)

	$-	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized in the foreseeable future.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2014	$174,000
2015	166,000
2026	256,000
2027	338,000
2028	525,000
2029	295,000
2030	620,000

$2,374,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

14.          INCOME TAXES (Continued)

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended March 31, 2010, the Canadian statutory rate is 29.63% (2009 – 28%; 2008 – 34.12%).

	2010	2009	2008

Income tax benefit computed at Canadian statutory rates	$(216,563)	$(92,630)	$(196,107)
Stock-based compensation	70,474	2,900	19,245
Other permanent differences	2,563	-	(2,168)
Temporary differences not recognized in year	(40,052)	9,384	3,364
Change in tax rates	143,965	302,744	779,486
Change in timing differences	(52,496)	(14,150)	-
Effect of unrecognized future income tax asset	92,109	(208,248)	(603,820)

Income tax provision (recovery)	$-	$-	$-

15.          SUBSEQUENT EVENTS

The following occurred subsequent to March 31, 2010:

(a)	714,050 warrants were exercised for gross proceeds of $258,578.

(b)	1,100,000 options were granted to consultants and directors.

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

(a)	Recent US accounting pronouncements

(i)
In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance, which is now part of Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 168”)). SFAS 168 replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Codification only had the effect of amending US GAAP references to authoritative accounting guidance in the Company’s financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.           DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(ii)
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”), is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009. This standard had no impact on the Company’s financial statements.

(iii)
In February 2010, FASB issued Accounting Standards Update (“ASU”) 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(iv)
In June 2009, the FASB issued new guidance, which is now part of ASC 860 (formerly SFAS No. 166), “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. This standard is not expected to impact the Company’s financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(v)
In June 2009, the FASB issued new guidance, which is now part of ASC 810 (formerly SFAS No.167), “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities; (2) a new approach for determining who should consolidate a variable interest entity; and (3) changes to when it is necessary to reassess who should consolidate a variable interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. This standard is not expected to impact the Company’s financial statements.

(vi)
In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This standard is not expected to impact the Company’s financial statements.

(b)
Mineral properties

The acquisition of certain mining claims located in the Lillooet Mining Division, British Columbia, from a director and the acquisition of the Congress 5% net smelter return from companies with common directors are accounted for at cost, being the market value of the shares issued as consideration. Under US GAAP, these acquisitions would have been recorded at the directors’ and related companies’ original cost. If these financial statements were prepared in accordance with US GAAP, capital stock would be reduced by $1,696,550.

Under Canadian GAAP, exploration and development expenditures are capitalized (Note 2(b)). Under US GAAP, all exploration expenditures are charged to operations when incurred.

Under Canadian tax legislation, the Company can renounce mineral exploration expenditures to flow-though shareholders.  Under Canadian GAAP, the tax effect on renounced expenditures on flow-through share issuances are treated as share issue costs. Under US GAAP, the premium paid for flow-through shares in excess of market value at the time of issue is credited to other liabilities.  The liability is relieved and the corresponding future income tax liability is recognized when the Company renounces its exploration expenditures to the flow-through investors. The difference between the liability recorded at the time of issuance and the deferred tax liability upon renunciation is included as income tax expense.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(c)	Reconciliation of total assets, liabilities and shareholders' equity at March 31:

	2010	2009

Total assets for Canadian GAAP	$5,218,445	$1,780,044
Adjustments to US GAAP
Capitalized mineral property expenditures	(2,954,461)	(1,271,885)
Total assets for US GAAP	$2,263,984	$508,159

Total liabilities for Canadian and US GAAP	$208,714	$203,065

Capital stock for Canadian GAAP	$26,187,285	$22,941,591
Adjustments to US GAAP
Flow-through shares	183,907	183,907
Congress adjustment (Note 16(b))	(1,696,550)	(1,696,550)
Capital stock for US GAAP	$24,674,642	$21,428,948

Contributed surplus and deficit for Canadian GAAP	$(21,171,961)	$21,347,836)
Adjustments to US GAAP
Capitalized mineral property expenditures	(2,954,461)	(1,271,885)
Flow-through shares	(183,907)	(183,907)
Congress adjustment (Note 16(b))	1,696,550	1,696,550
Contributed surplus and deficit for US GAAP	$(22,613,779)	$(21,107,078)

Accumulated other comprehensive income per Canadian and US GAAP	$(5,593)	$(16,776)

Total liabilities, and shareholders’ equity per US GAAP	$2,263,984	$508,159

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(d)	Reconciliation of net loss for the years ended March 31:

	2010	2009	2008

Net loss for Canadian GAAP	$(730,892)	$(330,822)	$(574,757)
Adjustments decreasing (increasing) net loss
Stock-based compensation included in mineral properties for year	-	-	(17,870)
Exploration (expenditures) for year	(1,682,576)	93,836	(335,664)

Net loss for US GAAP	$(2,413,468)	$(236,986)	$(928,291)

Loss per share for Canadian GAAP - Basic	$(0.01)	$(0.01)	$(0.01)

Loss per share for US GAAP	$(0.04)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding (Canadian and US GAAP)	56,351,851	45,364,278	43,620,661

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(e)	Reconciliations of statements of cash flows for the years ended March 31:

	2010	2009	2008

Net cash used in operating activities for Canadian GAAP	$(446,536)	$(238,622)	$(533,399)

Adjustments to net loss involving use of cash
Expenditures on mineral interests	(1,682,576)	(37,114)	(293,470)

Net cash used in operating activities for US GAAP	(2,129,112)	(275,736)	(826,869)

Net cash used in investing activities for Canadian GAAP	(1,731,209)	(99,972)	(291,370)

Expenditures on mineral property interests	1,682,576	37,114	293,470

Net cash provided by (used in) investing activities for Canadian and US GAAP	(48,633)	(62,858)	2,100

Net cash flows provided by financing activities for Canadian and US GAAP	3,914,615	413,000	417,500

Effect of foreign exchange on cash	(11,658)	-	-

Net increase (decrease) in cash for Canadian and US GAAP	1,725,212	74,406	(407,269)
Cash, beginning of year for Canadian and US GAAP	295,736	221,330	628,599

Cash, end of year for Canadian and US GAAP	$2,020,948	$295,736	$221,330

17.           COMPARATIVE FIGURES

Certain of the 2009 comparative figures have been reclassified to conform to the current year’s presentation.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

Dated: October 15, 2010	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

* Previously filed