Form 20-F/A
period 2010-03-31
LEVON RESOURCES LTD.
filed 2011-08-09
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 000-13248

LEVON RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada
(Address of principal executive offices)

Ron Tremblay 570 Granville Street, Suite 900 Vancouver, British Columbia V6C 3P1, Canada Tel: 604-682-3701 Email: rontremblay@levon.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:                                                                                                           None

Securities registered pursuant to Section 12(g) of the Act:                                                                                                           Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                       None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  66,547,516 common shares as at March 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐                                                                Accelerated filer ☐                                           Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                       International Reporting Standards as issued      ☐    Other  ☒
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

EXPLANATORY NOTE

The Registrant hereby files this amendment number one to its Annual Report on Form 20-F, as originally filed on October 15, 2010 to amend the Registrant’s disclosure throughout Part I in Items 4, 6  and 7 as follows:

Part I. Item 4.D. –
Additional disclosure has been provided to clarify and expand on the description of the Registrant’s Cordero Project in Chihuahua State, Mexico, including, but not limited to, additional disclosure regarding the Registrant’s ownership interests in the project, the mineral claims that constitute the project, and information regarding location and access to the project.  The Registrant has also clarified that its other projects and property holdings are not currently material to the Registrant.

Part I. Item 6.A. –	Additional disclosure has been provided describing the approximate percentage of professional time the Registrant’s executive officers devote to the Registrant’s business.

Part. I. Item 7.B. –	Additional disclosure has been provided to clarify the names of the related parties in the disclosed related party transactions of the Registrant.

Except to update the address for the Registrant’s principal executive offices, this amendment does not reflect events occurring after October 15, 2010, the date of the filing of the Company’s original Annual Report on Form 20-F, or modify or update those disclosures that may have been affected by subsequent events.  Except as disclosed above, no other disclosure contained in the original Annual Report on Form 20-F as filed on October 15, 2010, has been amended, altered or updated.

Introduction

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" refers to Levon Resources Ltd.

Levon Resources Ltd. was incorporated under the Company Act of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975, the corporate name was changed to New Congress Resources Ltd.  The present name of Levon Resources Ltd. was adopted on January 12, 1983.   Our principal executive office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

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

A.           History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd.  On January 13, 1975 we changed the name from Alice Arm Mining Ltd. to New Congress Resources, and on January 12, 1983 adopted the name Levon Resources Ltd. The principal executive office of the Company is located at 570 Granville Street, Suite 900, Vancouver, British Columbia, Canada, V6C 3P1 and its phone number is 604-682-3701.

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

Cordero Project, Chihuahua State, Mexico

Ownership. The Company owns a 51% interest in the property.  The mining claims are 51% owned by Levon and 49% held in trust for Valley High according to the Joint Venture agreement.  Notoraized surface access agreements are in place with all surface rights owners for all the mining claims.  The surface access rights agreements with local family ranches are all transferable to third parties as are all underlying mining claim agreements within the historical Cordero mining district.

The Cordero project staked claims are owned 100% by Minera Titan S.A. de C.V. - a wholly owned Mexican subsidiary of Valley High.  Optioned claims at the Cordero project are optioned to Minera Titan.

Mining claims owned by Levon through Minera Titan are staked claims, good in perpetuity as long as annual assessment work and filings are completed. The annual assessment work is minimal and annual reporting is due in May; the Company has satisfied its assessment and reporting requirements for 2010. Underlying agreements for mining claims are notarized option to purchase agreements, are good in perpetuity as long as payments are made or if the capped 2% net smelter royalty total purchase price of $3.5 million is met.   All option agreement payments apply to the capped net smelter royalty purchase price.  All option payments to date total about $1.5 million toward the option purchase.  See the table below for option payment information.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual payments for the optioned mining claims  and the annual assessment on the staked mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero project is approximately 19,884 hectares. The table below lists Levon’s Cordero project claims and agreement obligations:

Table 1: Levon Resources Ltd. Mexican Cordero Properties January 6, 2011
Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Cordero	Chihuahua, MX	Minera Titan S.A. de C.V. Mexico: 28191*1	Sansón	230434	7,510.8325	100% Titan (underlying 2% NSR to Apex)	n/a	Paid to December 31, 2010	Complete to May 2011	Titan II (Formally Irmita) and Peral acquired in public auction in October 2010. Survey work filed for both Titan II and Perla. San Pedro purchased (100%) from Cordilleras in 2010.
			Sansón I	231280	950.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Sansón II	231281	400.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Sansón fracción 1	228104	0.0763		n/a	Paid to December 31, 2010	Complete to May 2011
			Sansón fracción 2	228105	0.0906		n/a	Paid to December 31, 2010	Complete to May 2011
			Titán	235089	1,700.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Titán I	235090	8,150.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Titán II	16/39514*	100.0000		n/a	No taxation until titled	No assessment until titled
			Perla	16/39609*	400.0000		n/a	No taxation until titled	No assessment until titled
			San Pedro	215161	1.9422		n/a	Paid to December 31, 2010	Complete to May 2011
			Unif. Cordero	171994	218.8613	Held under option by Titan to acquire 100% interest from Jandrina, S. de R.L. (Fernando Riscon)
$150,000 (due Feb. 21, 2011)
$220,000 (due Feb. 21, 2012)
$1,470,000 (due Feb. 21, 2013)
2% NSR; up to 1% can be purchased at a rate of US$500,000 per 0.5%; (optionee retains first right of refusal on remaining NSR).
								Paid to December 31, 2010	Complete to May 2011	San Octavio subject to the JV paying a debt to be deducted from the February 20, 2011 option payment. Survey work filed for Todos Santos
			Argentina	179438	3.9140			Paid to December 31, 2010	Complete to May 2011
			Catas de Plateros	177836	2.0000			Paid to December 31, 2010	Complete to May 2011
			Sergio	214655	9.8172			Paid to December 31, 2010	Complete to May 2011
			El Santo Job	213841	155.5708			Paid to December 31, 2010	Complete to May 2011
			Todos Santos	16/45751*	2.5042			No taxation until titled	No assessment until titled

Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
			Josefina	172145	6.0750	Held under option by Titan to acquire 100% interest from Mr. Elroy Herrera	$150,000 (due Feb. 21, 2011) $300,000 (due Feb. 21, 2012) $1,500,000 (due Feb. 21, 2013) 1% NSR (optionee retains first right of refusal on remaining 1% NSR)	Paid to December 31, 2010	Complete to May 2011	Berta claim has an attached debt to be paid by vendor of P$386,000 (~US$30,000); this is to be paid by the JV and then deducted from the Feb/2011 payment
			Berta	182264	16.5338			Paid to December 31, 2010	Complete to May 2011
			La Unidad dos	212981	175.7555			Paid to December 31, 2010	Complete to May 2011
			La Unidad	178498	78.2960			Paid to December 31, 2010	Complete to May 2011
			San Octavio	165481	2.0000	Fernando Riscon	n/a	Paid to December 31, 2010	N/A (<10 ha total area)	San Octavio Claim has a P$447,624.72 debt attached to it; Riscon has agreed to transfer the claim for payment of the debt (+16% VAT), or a total of P$519,244.68.
TOTAL AREA (All Tenures) 19,884.2694 ha * Application Number (title number provided when tenure granted)

Location and Access.  The Cordero project is located 180 km south of the city of Chihuahua and 40 km north of the mining town of Hildalgo Del Parral in south central Chihuahua, Mexico.  The property is accessed by two wheel drive vehicles from Chihuahua State Highway 16 at the east ranch road turn off at highway mile post 150 km.  The property covers rolling, low relief cattle ranch land in a high desert environment.  Work within the project area can be carried out year round although 4x4 vehicles are sometimes required for transport during the “wet” season.

Surface Access Rights.  We have notarized agreements for exploration surface rights with all ranch owners with lands on our mining claims.  The surface rights agreements require monthly rental payments to remain in good standing.  The surface rights agreements are of unlimited term and are transferable to any assigned third party. As of March 31, 2010, our average monthly payments were approximately $10,000 and we had promptly made all required payments.

Infrastructure. To accommodate processing, sampling and storing the drill core, the Company has built three core sheds to store the core samples, including the rehabilitation of an adobe hay barn that serves as a field office, core sampling facilities and core storage.  The Company constructed a water supply station to supply water to the core shed facilities and the core drills.   There are no mining facilities or equipment at the project since it is an exploration stage project.

Exploration Costs.  Exploration expenditures to date total about $10 million. The Company is completing the 59,000 meter $14.1 million Phase 3 exploration program presently, as described above. The Company is preparing for a seamless transition into a Phase 4 exploration drilling program to delineate the limits of the Pozo de Plata Diatreme discovery and the Cordero Porphyry discovery and to test the property for at least two additional deposit discoveries, within large scale target zones defined by the exploration data at hand.  Phase 4 is proposed to be funded at $40 million.

Power and Water.  M3 Engineering and Technology, Tucson, has been contracted to provide and engineering scale water resource characterization and power availability study at the Cordero project, which is currently in progress.  There is a double tower, hydroelectric trunk power lines 6 km south of the property that is fed by a hydroelectric power station 20 km north of Cordero.  There is also a new power line along State Highway 16, 10 km east of the Cordero project discoveries.  M3 is determining the capacities, contract availability and expansion capacities of these power facilities.

The water study is focusing on acquifer characterization and water rights availability. Water is available from wells and abandoned mine shafts that, in the project area, tap a water table at a subsurface depth of about 50 meters. The Company knows the water table is shallow (50-80 m) in the mine workings and is plentiful due too the historical pumping problems the small mines in the area have had.

Reserves.  Cordero has no known mineral reserves, as defined in SEC Industry Guide 7, and is an early-stage minerals exploration project

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

Phase 2 Pozo de Plata drilling focused on an area that measures about 350 m NS by 300 m EW with significant mineralization generally to depths of 300-350 m depths.  Scattered mineralized intercepts down to vertical depths of 500 m at the ends of some holes, indicate portions of the mineralized zone may be open at depth.   The mineralized zone is entirely open on strike to the north, south,  west and perhaps east and requires Phase 3 drilling to be delineated.   Initial exploration holes in the Josefina Mine zone 450 m east of Pozo de Plata, also encountered ore grade mineralization within diatreme rocks and the Josefina drill holes now require offset drilling.

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

Norma Sass and Ruf Claims, Nevada, USA

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

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

Eagle Claims, Nevada, USA

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

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

Congress Property, British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

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

Goldbridge Claims (also known as the BRX claims), British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

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

Wayside Property, British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

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

Several of our senior officers divide their professional time between service for the Company and service for other companies in the industry.  See “Item 3. Key Information – D. Risk Factors – Conflict of Interest.”  In this regard, Ron Tremblay, the Company’s Chief Executive Officer and President, devotes approximately 98% of his professional time to the business of the Company; David Wolfin, the Company’s V.P. Finance, devotes approximately 15% of his professional time to the business of the Company; Victor Chevillon, the Company’s V.P. Exploration, devotes approximately 95% of his professional time to the business of the Company; Lisa Sharp, the Company’s Chief Financial Officer, devotes approximately 30% of her professional time to the business of the Company; and Dorothy Chin, the Company’s Corporate Secretary, devotes approximately 35% of her professional time to the business of the Company.

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

2)           Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended March 31, 2010 of the Company to its executive officers:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (*)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)

Ron tremblay(1) Director, President & CEO	2010	$50,000	NIL	NIL	NIL	NIL	NIL	NIL	$50,000

Louis Wolfin (1) Director, Chairman & Former CEO	2010	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Lisa Sharp CFO	2010	$13,567	NIL	NIL	NIL	NIL	NIL	NIL	$13,567

Victor Chevillon Director & VP Exploration	2010	$117,992	NIL	NIL	NIL	NIL	NIL	NIL	$117,992
__________
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

3)           Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the executive officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2010:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Ron tremblayDirector, President &CEO	350,000	$0.21	April 25, 2011	$238,000	Nil	Nil
	150,000	$0.10	Oct. 2, 2011	$118,500

Louis Wolfin Former Director, Chairman &CEO	Nil	Nil	N/A	Nil	Nil	Nil

Lisa Sharp CFO	50,000	$0.70	Jan. 28, 2015	$9,500	Nil	Nil
_________
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
____________
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

6)           Director Compensation

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended March 31, 2010:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Victor Chevillon(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Florian Riedl- Reidenstein(1) (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Robertson(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ron Tremblay(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Louis Wolfin(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Wolfin	Nil	Nil	Nil	Nil	Nil	Nil	Nil
____________
(1) Independent & Non-Employee Directors
(2)See Summary Compensation Table
(3) Mr. Riedl-Reidenstein resigned as a director of the Company on May 6, 2010.
(4) No value was attributed to options vested during the year where the exercise price is greater than the market price on the date of vesting, or for unexercised vested options that were out of the money on March 31, 2010.

No Director of the Company who is not anexecutive officer has received, during the most recently completed financial year, compensation pursuant to:

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

E.           Share Ownership

The following table sets forth the share ownership of our directors and officers as of October 7, 2010:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,102,500	1.33%
William Glasier	362,381	*
Gary Robertson	640,000	*
Ron Tremblay	14,648,000	17.69%
David Wolfin	738,643	*
Louis Wolfin(1)	3,551,974	4.29%
Florian Riedl-Reidenstein(2)	75,000	*
Ron Barbaro	500,000	*
J. Trevor Eyton	Nil	N/A
Lisa Sharp	50,000	*
Dorothy Chin	15,000	*
___________
*Less than one percent

(1)	Mr. Wolfin resigned as a director and chairman on September 27, 2010
(2)	Mr. Riedl-Reidenstein resigned as a director on May 6, 2010

Outstanding Options

The following information, as of October 7, 2010, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin, Former Director, Chairman and CEO(1)	Nil	N/A	N/A	N/A

Ron Tremblay, Director	350,000	April 26, 2006	$0.21	April 25, 2011
President and Current	150,000	October 2, 2006	$0.10	October 2, 2011
CEO(2)	1,500,000	Sept. 3, 2010	$1.00	Sept. 3, 2015

Lisa Sharp, CFO	50,000	January 28, 2010	$0.70	Jan. 28, 2015
	50,000	Sept. 3, 2010	$1.00	Sept. 3, 2015

Gary Robertson, Director	200,000	July 20, 2010	$0.65	July 20, 2015

David Wolfin,	100,000	April 28, 2009	$0.25	April 28, 2014
Director & VP Finance	100,000	Sept 3, 2010	$1.00	Sept 3, 2015

Victor Chevillon,	100,000	Sept 14, 2007	$0.35	Sept 14, 2012
Director &	200,000	Jan 28, 2010	$0.70	Jan 28, 2015
VP Exploration	500,000	Sept 3, 2010	$1.00	Sept 3, 2015

William Glasier, Director	100,000	Sept 3, 2010	$1.00	Sept 3, 2015

Ron Barbaro, Director	200,000	July 20, 2010	$0.65	July 20, 2015

Trevor Eyton, Director	300,000	July 20, 2010	$0.65	July 20, 2015

Florian Riedl- Riedenstein, Former Director(3)	Nil	N/A	N/A	N/A

(1)	After the Company’s Annual Shareholders’ Meeting held on September 27, 2010, Mr. Louis Wolfin resigned as director and chairman.
(2)	Mr. Tremblay was appointed Chief Executive Officer and President on September 11, 2009.
(3)	Mr. Riedl-Riedenstein resigned as a director on May 6, 2010

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

-	$50,000 (2009 - $30,000; 2008 - $30,000) was paid for management fees to a private company controlled by Ron Tremblay, the Company’s Chief Executive Officer and President anda director of the Company;

-
$117,992 (2009 - $60,136; 2008 - $10,048) was paid for geological management fees to a private company controlled by Victor Chevillon, the Company’s V.P. Exploration anda director of the Company. Of this amount, $117,992 (2009 - $35,389; 2008 - $10,048) has been capitalized under resource properties and $Nil (2009 - $24,746; 2008 - $Nil) was been expensed under general exploration;

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

Amounts due to related parties as at March 31, 2010 include:

-	$24,426 (2009 - $26,680) owed to Oniva;

-	$56,788 (2009 - $66,243) owed to Coral Gold Resources Ltd., a public company related by way of common directors;

-	$57,256 (2009 - $29,033) owed to a private company controlled by Victor Chevillon, the Company’s V.P. Exploration and a director of the Company;

-	$256 (2009 - $522) owed to a private company controlled by Louis Wolfin, a former director of the Company; and

-	$186 (2009 - $186) owed to a private company controlled by one of the non-common directors of Coral Gold Resources Ltd., a public company related by way of common directors.

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

B.           Significant Changes

None.

Item 9.   The Offer and Listing

A.           Price History of Stock

The common shares of Levon are listed on the TSX Venture Exchangeunder the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTCBB, under the symbol "LVNVF".

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

B.           Plan of Distribution

Not Applicable.

C.           Markets

The common shares of Levon are listed on the TSX Venture Exchangeunder the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTCBB, under the symbol "LVNVF".

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

Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for theCompany. The Company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Changes in Registrants Certifying Accountant

None.

Item 16G.Corporate Governance

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

The accompanying notes are an integral part of these financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Statements of Shareholders' Equity
(in Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, March 31, 2007	40,784,483	$22,160,953	$319,015	$(20,895,766)	$-	$1,584,202
Transitional adjustment for fair value of investments	-	-	-	-	7,853	7,853
Common shares issued for cash:
Exercise of stock options	470,000	59,000	-	-	-	-
Exercise of warrants	2,985,000	358,500	-	-	-	-
Fair value of stock options exercised	-	42,340	(42,340)	-	-	-
Stock-based compensation	-	-	74,274	-	-	-
Net loss for year	-	-	-	(574,757)	-	-
Unrealized loss on available for sale securities	-	-	-	-	(6,261)	(6,261)
Balance, March 31, 2008	44,239,483	22,620,793	350,949	(21,470,523)	1,592	1,502,811
Common shares issued for cash:
Private placement	5,000,000	145,348	104,652	-	-	250,000
Share issuance costs	-	(2,000)	-	-	-	(2,000)
Exercise of stock options	150,000	15,000	-	-	-	15,000
Exercise of warrants	1,000,000	150,000	-	-	-	150,000
Fair value of stock options exercised	-	12,450	(12,450)	-	-	-
Stock-based compensation	-	-	10,358	-	-	10,358
Net loss for year	-	-	-	(330,822)	-	(330,822)
Unrealized loss on available for sale securities	-	-	-	-	(18,368)	(18,368)
Balance, March 31, 2009	50,389,483	22,941,591	453,509	(21,801,345)	(16,776)	1,576,979
Common shares issued for cash:
Private placement	11,651,000	2,357,589	770,261	-	-	3,127,850
Share issuance costs		(213,682)	-	-	-	(213,682)
Exercise of stock options	1,375,000	180,000	-	-	-	180,000
Exercise of warrants	2,944,135	820,447	-	-	-	820,447
Non-cash share issuance costs	187,898	(153,687)	153,687	-	-	-
Fair value of warrants and stock options exercised	-	255,027	(255,027)	-	-	-
Stock-based compensation	-	-	237,846	-	-	237,846
Net loss for year	-	-	-	(730,892)	-	(730,892)
Unrealized gain on available for sale securities	-	-	-	-	11,183	11,183
Balance, March 31, 2010	66,547,516	$26,187,285	$1,360,276	$(22,532,237)	$(5,593)	$5,009,731

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

Details of the status of the Company's stock options as at March 31, 2010 and 2009 and changes during the years then ended are as follows:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Optionsoutstanding, beginning of year	2,325,000	$0.17	3,215,000	$0.17
Granted	1,100,000	$0.50	-	$-
Exercised	(1,375,000)	$0.13	(150,000)	$0.10
Forfeited	(150,000)	$0.29	(740,000)	$0.19

Options outstanding, end of year	1,900,000	$0.38	2,325,000	$0.17
Options exercisable, end of year	1,537,500	$0.32	2,325,000	$0.17

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Financial Statements
(in Canadian Dollars)
Years ended March 31

10.           CAPITAL STOCK (Continued)

(e)           Share purchase warrants (Continued)

As at March 31, 2010 and 2009, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	2010	2009

March 27, 2010/March 27, 2011	$0.15/$ 0.25	3,950,000	5,000,000
July 29, 2010	$0.35	870,465	-
December 31, 2010	$0.55	3,878,019	-
		8,698,484	5,000,000

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

Dated: August 8, 2011	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name
1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
___________________________
* Previously filed