Form 20-F
period 2011-03-31
LEVON RESOURCES LTD.
filed 2011-10-14
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended March 31, 2011

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  163,898,989 common shares as at March 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☒

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

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the our operations in future periods, planned exploration and, if warranted, development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the uncertainty regarding our ability to continue as a going concern;

•	risks related to our history of losses and our need to raise additional capital to continue our operations and to mine our properties;

•	risks related to our lack of history of producing metals from our mineral properties;

•	risks related to increased costs affecting our financial condition;

•	risks related to shortages of equipment and supplies;

•	risks related to mining and resource exploration being an inherently dangerous activity;

•	risks related to resource estimates;

•	risks related to the mining industry being highly speculative and involving substantial risks;

•	risks related to our properties being in the exploration stage;

•	risks related to fluctuations in the market prices of commodities, including gold;

•	risks related obtaining necessary permits and licenses;

•	risks related to our activities being subject to governmental, environmental and other regulations;

•	risks related to pending and potential future regulations regarding climate change;

•	risks related to land reclamation costs;

•	risks related to our activities being subject to potential political and economic instability and unexpected regulatory change;

•	risks related to our lack of insurance coverage for certain activities;

•	risks related to potential litigation;

•	risks related to our acquisition activities;

•	risks related to competition in the mining industry;

•	risks related to potential conflicts of interest of our management;

•	risks related to our dependence on our management;

•	risks related to our managing growth;

•	risks related to foreign currency fluctuations;

•	risks related to differences in US and Canadian reporting practices for mineral reserve and resource estimates;

•	risks related to uncertainty regarding claims of title and right of aboriginal people;

•	risks related to our not having paid dividends to date;

•	risks related to our stock price and volume being volatile; and

•	risks related to our being a foreign private issuer.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below.  If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  Investors should consult the Company’s quarterly and annual filings with Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and the Company does not assume any obligation to update forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

The Company qualifies all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

Cautionary Note to United States Investors Concerning Reserve and Resource Estimates

As used in this Annual Report, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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
Cautionary Note to U.S. Investors:  Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

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
Cautionary Note to U.S. Investors:  Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

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
Cautionary Note to U.S. Investors:  Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

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
Cautionary Note to U.S. Investors:  Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

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

Part I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.   Offer Statistics and Expected Timetable

Not applicable

Item 3.   Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended March 31, 2011, 2010, 2009, 2008, and 2007 is derived from the audited financial statements of the Company. The audited financial statements and notes for each year in the three years ended March 31, 2011, 2010 and 2009 are included in this Annual Report.  The audited financial statements of the Company for the years ended March 31, 2011, 2010, 2009, 2008 and 2007 have been audited by Smythe Ratcliffe LLP, Chartered Accountants. The selected historical financial information for each year ended March 31, 2008 and 2007, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company’s financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

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

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

Canadian GAAP	Year Ended March 31,
	2011	2010	2009	2008	2007

Summary of Operations:
Interest and miscellaneous Income	$41,996	$756	$9,119	$11,579	$14,071
Income tax recovery	-	-	-	-	183,907
Expenses
General and administrative	(17,065,599)	(745,785)	(326,030)	(592,925)	(428,530)
Write-down of mining properties	-	-	-	-	-
Write-down investments	-	-	-	-	(9,979)
Recovery of mineral property costs	-	-	-	-	3,712
Net Income (loss) for year	(18,323,260)	(730,892)	(330,822)	(574,757)	(236,819)
Income (loss) per share	(0.23)	(0.01)	(0.01)	(0.01)	(0.01)

Canadian GAAP	As at March 31,
	2011	2010	2009	2008	2007
Balance Sheet Data:
Total assets	$201,868,751	$5,218,445	$1,780,044	$1,702,235	$1,747,631
Cash and term deposits	19,850,757	2,020,948	295,736	221,330	628,599
Restricted cash		-	-	-	-
Total liabilities	48,134,845	208,714	203,065	199,424	163,429
Capital stock	169,682,557	26,187,285	22,941,591	22,620,793	22,160,953
Shareholders' equity	153,733,906	5,009,731	1,576,979	1,502,811	1,584,202

Number of Shares Issued	163,898,989	66,547,516	50,389,483	44,239,483	40,784,483

US GAAP	As at March 31,
	2011	2010	2009	2008	2007
Summary of Operations:
Net Income (loss) per Canadian GAAP	$(18,323,260)	$(730,892)	$(330,822)	$(574,757)	$(236,819)
Adjustments	(6,385,105)	(1,682,576)	93,836	(353,534)	(647,043)
Net Income (loss) per US GAAP	(24,708,365)	(2,413,468)	(236,986)	(928,291)	(883,862)
Income (loss) per share per US GAAP	(0.31)	(0.04)	(0.01)	(0.02)	(0.02)

US GAAP	As at March 31,
	2011	2010	2009	2008	2007
Balance Sheet Data:
Total assets under Canadian GAAP	$201,868,751	$5,218,445	$1,780,044	$1,702,235	$1,747,631
Adjustments	(9,339,566)	(2,954,461)	(1,271,885)	(1,365,721)	(1,004,334)
Total assets under US GAAP	192,529,185	2,263,984	508,159	336,514	743,297

Total capital stock under Canadian GAAP	169,682,557	26,187,285	22,941,591	22,620,793	22,160,953
Adjustments	(1,512,643)	(1,512,643)	(1,512,643)	(1,512,643)	(1,512,643)
Total capital stock under US GAAP	168,169,914	24,674,642	21,428,948	21,108,150	20,648,310

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2007	1.1386	1.1529	1.1853	1.0990
2008	1.0327	1.0279	1.1584	0.9170
2009	1.1264	1.2602	1.3000	0.9844
2010	1.0904	1.0156	1.2643	1.0113
2011	1.0163	0.9718	1.0778	0.9686

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of October 13, 2011, the exchange rate was CDN$1.0238 for each US$1.00.

Month	High	Low
April 2011	0.9486	0.9691
May 2011	0.9490	0.9809
June 2011	0.9643	0.9861
July 2011	0.9449	0.9668
August 2011	0.9580	0.9910
September 2011	0.9752	1.0389

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating us and our business. This Annual Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Risk Related to Our Operations

There is uncertainty regarding our ability to continue as a going concern.

Our ability to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet our financial commitments and to complete the exploration, and if warranted, development of our properties and/or realizing proceeds from the sale of one or more of our properties. Our continuation as a going concern is dependent upon continued financial support from our shareholders, our ability to obtain necessary equity financing to continue operations, confirmation of our interests in the underlying properties, and the attainment of profitable operations. As a result, there is uncertainty about our ability to continue as a going concern. There is no assurance that we will be able to raise sufficient cash to fund our future exploration programs and operational expenditures. Our financial statements do not include the adjustments that would be necessary if we were unable to continue as a going concern.

We have a history of losses and we will be required to raise additional capital to continue our operations and to mine our properties.

We have not been profitable since our inception. For the fiscal year ended March 31, 2011, we had a net loss of $18,323,260 and an accumulated deficit on March 31, 2011 of $40,855,497. We have not generated revenues from operations and do not expect to generate revenues from operations until one or more of our properties are placed in production. All of our properties are in the exploration stage, which means that we have known mineral reserves on our properties. We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. If the Company fails to raise additional funds it will curtail its activities and may risk being unable to maintain its interests in its mineral properties.

Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, and, development or production on one or more of our properties and any properties we may acquire in the future or even a loss of property interests. This includes our leases over claims covering the principal deposits on our properties, which may expire unless we expend minimum levels of expenditures over the terms of such leases. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us. Future financings may cause dilution to our shareholders.

We have no history of producing metals from our mineral properties.

We have no history of producing metals from any of our properties. Our properties are all exploration stage properties in various stages of exploration. Advancing properties from exploration into the development stage requires significant capital and time and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

•	completion of feasibility studies to verify reserves and commercial viability, including the ability to find sufficient gold reserves to support a commercial mining operation;

•	the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•	the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;

•	the availability and cost of appropriate smelting and/or refining arrangements, if required;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance exploration, development and construction activities, as warranted;

•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•	potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies. It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up. Accordingly, our activities may not result in profitable mining operations and we may not succeed in establish mining operations or profitably producing metals at any of our properties.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Mining and resource exploration is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business and plans.

Mining and mineral exploration involves various types of risks and hazards, including:

•	environmental hazards;
•	power outages;
•	metallurgical and other processing problems;
•	unusual or unexpected geological formations;
•	personal injury, flooding, fire, explosions, cave-ins, landslides and rock-bursts;
•	inability to obtain suitable or adequate machinery, equipment, or labor;
•	metals losses;
•	fluctuations in exploration, development and production costs;
•	labor disputes;
•	unanticipated variations in grade;
•	mechanical equipment failure; and
•	periodic interruptions due to inclement or hazardous weather conditions .

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

The figures for our resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Report and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists.  When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

•	these estimates will be accurate;
•	resource or other mineralization estimates will be accurate; or
•	this mineralization can be mined or processed profitably.

The mining industry is highly speculative and involves substantial risks.

The mining industry, from exploration, development and production is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in us not receiving an adequate return on investment capital.

Our properties are all at the exploration stage and have no proven reserves. Our exploration activities on our properties may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to identify mineral deposits on our existing properties and other properties we may acquire, if any, that we can then develop into commercially viable mining operations.  Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of our properties. In addition, we are at the exploration stage on all of our properties and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold, silver and other commodity exploration is determined in part by the following factors:

•	the identification of potential mineralization based on surficial analysis;
•	availability of government-granted exploration permits;
•	the quality of our management and our geological and technical expertise; and
•	the capital available for exploration and development work.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing. Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

Our long-term viability and future profitability depend, in large part, upon the market price of gold and other metals and minerals produced from our mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond our control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewelry and industrial products containing metals;
•	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors; and
•	any executive order curtailing the production or sale of gold.

We cannot predict the effect of these factors on metal prices. Gold prices quoted in US dollars have fluctuated during the last several years. The price of gold (London Fix) has ranged from $1,058 to $1,421 per ounce during calendar 2010, closing at $1,405.50 on December 30, 2010; $810 to $1,212 per ounce during calendar 2009, closing at $1,087 on December 30, 2009; from $712 to $1,011 per ounce during calendar 2008 to close on December 31, 2008.

A decrease in the market price of gold and other metals could affect the commercial viability of our properties and our anticipated development of such properties in the future.  Lower gold prices could also adversely affect our ability to finance exploration and development of our properties.

We may not be able to obtain all required permits and licenses to place any of our properties into production.

Our operations require licenses and permits from various governmental authorities. We believe that we hold all necessary licenses and permits under applicable laws and regulations and believe that we are presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Our exploration activities are subject to various federal, provincial, state and local laws and regulations.

Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on us. Applicable laws and regulations will require us to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, we may be required to stop our exploration activities once we are started until a particular problem is remedied or to undertake other remedial actions.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on our properties or some portion of our business, causing us to re-evaluate those activities at that time.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents;
•	treat ground and surface water to drinking water standards; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our operations are subject to potential political or economic instability and unexpected regulatory change.

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

We do not maintain insurance with respect to certain high-risk activities, which exposes us to significant risk of loss.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations or other conditions are often encountered. We may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it cannot maintain insurance at commercially reasonable premiums. Any significant claim would have a material adverse effect on our financial position and prospects. We are not currently covered by any form of environmental liability insurance, or political risk insurance, since insurance against such risks (including liability for pollution) may be prohibitively expensive. We may have to suspend operations or take cost interim compliance measures if we are unable to fully fund the cost of remedying an environmental problem, if it occurs.

We may be subject to costly litigation.

Although we are not currently subject to litigation, we may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if we are unable to resolve any litigation favorably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

Our acquisition activities may expose us to additional risks in the future.

We undertake evaluations of opportunities to acquire additional mining properties.  Any resultant acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating, financial and geological risks. Our success in its acquisition activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of our ongoing business, the inability of management to maximize the financial and our strategic position through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, we may need additional capital to finance an acquisition.  Historically, we have raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect our ability to raise capital to acquire and explore resource properties. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

We  operate in a highly competitive industry.

We compete with other developmental resource companies, which have similar operations, and many competitors have operations, financial resources, and industry experience greater than us. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where we contemplate expanding our operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that we will be able to compete successfully for new mining properties.

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

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

Certain of our directors and officers are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to our best interests and those of our shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with us and to abstain from voting as a director for the approval of any such transaction.

We are dependent on our management.

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

We are subject to foreign currency fluctuations.

We operate in more than one country and our functional currency is the Canadian Dollar. Our offices are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States. The Company’s financial results are reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

 There are differences in U.S. and Canadian practices for reporting reserves and resources.

Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials  filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this report, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

Risks Related to Our Securities

Our common shares have limited and volatile trading volume.

Although our common shares are listed on the TSX Venture Exchange, referred to as the “TSX-V”, the United States Over the Counter, referred to as the “OTC”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for our common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our common shares have experienced volatility in  share price.

In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like us, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2011 fiscal year, our common share price fluctuated on the TSX Venture Exchange between a low of $0.50 and a high of $2.08. Subsequent to the 2011 fiscal year, our common share price has fluctuated between a low of $0.71 and a high of $2.38.  Significant fluctuations in our common share price is likely to continue, and could potentially increase in the future.

U.S. investors may experience difficulty in effecting service of process against us.

We are incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States securities laws. The majority of our directors and officers are residents of Canada. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United State court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

 We believe that we may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse United States federal income tax consequences for United States investors.

 We generally will be designated as a "passive foreign investment company" under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if, for a tax year, (a) 75% or more of our gross income for such year is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the far market value of such assets.  United States shareholders should be aware that we believe we were classified as a PFIC during its tax year ended March 31, 2011, and based on current business plans and financial expectations, believe that we may be a PFIC for the current and future taxable years.  If we are a PFIC for any taxable year during which a United States person holds our securities, it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of our securities as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on our common shares.  Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.
We do not currently intend to pay cash dividends.

We have never declared or paid cash dividends on our common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on our common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our securities appreciates.

As a foreign private issuer, our shareholders may have less complete and timely data.

We are a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, we are not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Penny stock rules may make it more difficult to trade our common shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks".  Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  Since our common shares are traded for less than US$5.00 per share, the shares are subject to the SEC’s penny stock rules.  Our common shares will be subject to the penny stock rules until such time as (1) the issuer's net tangible assets exceed US$5,000,000 during the issuer's first three years of continuous operations or US$2,000,000 after the issuer's first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Such rules and regulations may make it difficult for holders to sell our common shares, and they may be forced to hold it indefinitely.

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

The Company is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. In recent years, the Company’s principal business activities have been the exploration of mineral properties located in Mexico. In this last fiscal year, the Company acquired 100% ownership in the Cordero Property in Chihuahua, Mexico. Previously, the Company held a 51% ownership in the property.

In addition, the Company has claims in British Columbia, Canada and Nevada, U.S. The Company has completed exploration on these properties but has focused its attention in Mexico in recent years.  The British Columbia properties consist of interest in three mineral properties including the Congress, Goldbridge (also known as the “BRX claims) and Wayside claims.  The Nevada properties include interest in three mineral properties, the Eagle Claims, the Norma Sass and the Ruf Claims.

Since April 1, 2008, the Company has made aggregate principle capital expenditures of $9,372,884 on its resource properties all of which was spent on the Cordero-Sanson in the last fiscal year end. Please refer to Note 8 of the financial statements (Item 17) for information regarding the Company’s principal capital expenditures on its mineral properties.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “LVN”, and the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTC under the symbol “LVNVF”.

B.           Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on silver and gold exploration. The Company’s most recent activities have been conducted on the Cordero-Sanson Property located in Chihuahua, Mexico. In February 2009, the Company signed a Letter of Intent with Valley High Ventures Ltd. (“Valley High”), whereby Levon would earn a 51% interest in Valley High’s wholly owned Cordero-Sanson Property (“Cordero”). The Company was required to make a cash payment of US$10,000 (CDN$12,513) and spend CDN$1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop the Cordero Property.  The Company designed and led the exploration through 2009 and by early 2010, had completed the required earn-in commitment.   On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the “Arrangement”) giving the Company 100% ownership in the Cordero Property.

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

Significant Acquisitions and Significant Dispositions

On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the “Arrangement”).  Prior to the Arrangement, Valley High was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, Valley High owned 49% of the Cordero Property and the Company held the remaining 51% interest.  As consideration for the Company’s acquisition of Valley High’s 49% interest in the Cordero Property, together with Valley High’s cash assets, its shareholders received one Common Share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”).  In connection with the Arrangement, all of Valley High’s exploration assets other than the Cordero Property and the Perla property were transferred to Bearing, as well as $1,800,000 in cash.  Upon the Arrangement becoming effective, former Valley High shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing.

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

C.           Organizational Structure

The Company’s subsidiaries include the British Columbia incorporated wholly-owned Valley High Ventures, Ltd, three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan, S.A. de C.V. and Minera El Camino, S.A. de C.V. and three wholly owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd., Citrine Investments Limited and Turney Assets Limited.
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

In previous years, the Company focused its exploration activities on its properties located in British Columbia, Canada. These are located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada and 4 kilometers northeast of Goldbridge in the Lillooet Mining Division, NTS 092J15W. Goldbridge, the closest town, has a population of approximately 50 with main industries including ranching, guiding, tourism and mining. Facilities include a first aid station, motel and hotel, grocery store, post office, service station, and a restaurant. More complete services are available in Lillooet, less than two hours by road, east of Goldbridge.

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

Cordero Project, Chihuahua State, Mexico

Ownership. The Company owns a 100% interest in the property.  Notoraized surface access agreements are in place with all surface rights owners for all the mining claims.  The surface access rights agreements with local family ranches are all transferable to third parties as are all underlying mining claim agreements within the historical Cordero mining district.

The Cordero project staked claims are owned 100% by Minera Titan S.A. de C.V. - a wholly owned Mexican subsidiary of Levon.  Optioned claims at the Cordero project are optioned to Minera Titan.

Mining claims owned by Levon through Minera Titan are staked claims, good in perpetuity as long as annual assessment work and filings are completed. The annual assessment work is minimal and annual reporting is due in May; the Company has satisfied its assessment and reporting requirements for 2011. Underlying agreements for mining claims are notarized option to purchase agreements, are good in perpetuity as long as payments are made or if the capped 2% net smelter royalty total purchase price of $3.5 million is met.  All option agreement payments apply to the capped net smelter royalty purchase price.  All option payments to date total about $1.5 million toward the option purchase.  See the table below for option payment information.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual payments for the optioned mining claims  and the annual assessment on the staked mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero project is approximately 20,400 hectares. The table below lists Levon’s Cordero project claims and agreement obligations:
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
$150,000 (paid Feb. 21, 2011)
$220,000 (due Feb. 21, 2012)
$1,470,000 (due Feb. 21, 2013)
2% NSR; up to 1% can be purchased at a rate of US$500,000 per 0.5%; (optionee retains first right of refusal on remaining NSR).
								Paid to December 31, 2010	Complete to May 2011	San Octavio has an attached debt to be paid by vendor of approximately ~MXN$450,000 (~US$35,000) Survey work filed for Todos Santos
			Argentina	179438	3.9140			Paid to December 31, 2010	Complete to May 2011
			Catas de Plateros	177836	2.0000			Paid to December 31, 2010	Complete to May 2011
			Sergio	214655	9.8172			Paid to December 31, 2010	Complete to May 2011
			El Santo Job	213841	155.5708			Paid to December 31, 2010	Complete to May 2011
			Todos Santos	16/45751*	2.5042			No taxation until titled	No assessment until titled

Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
			Josefina	172145	6.0750	Held under option by Titan to acquire 100% interest from Mr. Elroy Herrera	$150,000 (paid Feb. 21, 2011) $300,000 (due Feb. 21, 2012) $1,500,000 (due Feb. 21, 2013) 1% NSR (optionee retains first right of refusal on remaining 1% NSR)	Paid to December 31, 2010	Complete to May 2011
			Berta	182264	16.5338			Paid to December 31, 2010	Complete to May 2011
			La Unidad dos	212981	175.7555			Paid to December 31, 2010	Complete to May 2011
			La Unidad	178498	78.2960			Paid to December 31, 2010	Complete to May 2011
			San Octavio	165481	2.0000	Fernando Riscon	n/a	Paid to December 31, 2010	N/A (<10 ha total area)	San Octavio Claim has a ~MXN$447,625 (~US$35,000) debt attached to it; Rascon has agreed to transfer the claim for payment of the debt (+16% VAT), or a total of ~MXN$519,245 (~US$39,000).
TOTAL AREA (All Tenures) 19,884.2694 ha * Application Number (title number provided when tenure granted)

Location and Access.  The Cordero project is located 180 km south of the city of Chihuahua and 35 km north of the mining town of Hildalgo Del Parral in south central Chihuahua, Mexico.  The property is accessed by two wheel drive vehicles from Chihuahua State Highway 24 at the east ranch road turn off at highway mile post 150 km.  The property covers rolling, low relief cattle ranch land in a high desert environment.  Work within the project area can be carried out year round although 4x4 vehicles are sometimes required for transport during the “wet” season from June through August.

Surface Access Rights.  We have notarized agreements for exploration surface rights with all ranch owners with lands on our mining claims.  The surface rights agreements require monthly rental payments to remain in good standing.  The surface rights agreements are of unlimited term and are transferable to any assigned third party. As of March 31, 2011, our average monthly payments were approximately $10,000 and we had promptly made all required payments.

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

Exploration Costs.  Exploration expenditures to date total about $10 million. The Company has completed the 59,000 metre, $14.1 million Phase 3 exploration program , as described above and is starting Phase 4 (budgeted at $28M, 130,000 m core) to delineate the limits of the current resource and to test the property for additional deposit discoveries, within large scale target zones defined by the exploration data at hand.

Power and Water.  M3 Engineering and Technology, Tucson, has been contracted to provide and engineering scale water resource characterization and power availability study at the Cordero project, which is currently in progress.  There is a double tower, hydroelectric trunk power lines 6 km south of the property that is fed by a hydroelectric power station 20 km north of Cordero.  There is also a new power line along State Highway 16, 10 km east of the Cordero project discoveries.  M3 is determining the capacities, contract availability and expansion capacities of these power facilities and will provide recommendations.

The water study is focusing on acquifer characterization and water rights availability. Water is available from wells and abandoned mine shafts that, in the project area, tap a water table at a subsurface depth of about 50 meters. The Company knows the water table is shallow (50-80 m) in the mine workings and is plentiful due to the historical pumping problems the small mines in the area have had.

Reserves.  Cordero has no known mineral reserves, as defined in SEC Industry Guide 7, and is an early-stage minerals exploration project.

The first NI 43-101 compliant bulk tonnage mineral resource for the Company's wholly owned Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico. The resource was completed by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3), both of Tucson, AZ. The mineral resource estimate is within an entire open pit geometry, with a preliminary waste to mineral resource strip ratio of 1.7:1 using a base case USD $6/tonne (T) net smelter return (NSR) cutoff. IMC estimates the mineral resource contains:

•	An indicated resource of 521.6 million tonnes (MT) containing: 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc, 2.9 Blbs lead.

•	An inferred resource of 200.9 MT containing: 139.9 Moz silver, 0.229 Moz gold, 2.2 Blbs zinc, 1.2 Blbs lead.

Using a USD $15 NSR cutoff, a subset of the total Mineral Resource within the open pit geometry includes:

•	An indicated resource of 170.7 MT containing: 173.9 Moz silver, 0.466 Moz gold, 2.7 Blbs zinc, 1.7 Blbs lead.

•	An inferred resource of 65.5 MT containing: 88.4 Moz silver, 0.094 Moz Au, 1.2 Blbs zinc, 0.7 Blbs lead.

Table 1 provides a summary of the mineral resource at various cutoffs. The mineral resource is based on the assays from 160 core holes as of June 1, 2011. An ordinary kriged block model was developed from the drill hole assay data by IMC. The mineral resource is within a floating cone, open pit geometry. As reported previously (news release of January 13, 2011), M3 has been retained by Levon to complete a preliminary economic assessment (PEA) in Q3, 2011. IMC and M3 drew on the initial metallurgical bench scale test results, which have been completed for the PEA, to calculate the NSR cutoffs (Table 1). The NSR values reflect the value of the metals recovered after applying estimated milling and smelting recoveries, transportation, smelting, and refining charges. The base case metal prices used for NSR values are USD $25 per ounce silver, USD $1200 per ounce gold, USD $1.00 per pound zinc and USD $1.00 per pound lead. The mill recoveries, metal distribution, smelting charges, and transportation charges used by IMC are conservative estimates provided by M3 based on best available information, and the estimates will be refined and updated for the upcoming PEA.

Table 1: Cordero Mineral Resource; IMC ordinary kriged block model using core drilling through hole C11-160
NSR Cutoff, $/T	Resource Class	Pozo de Plata Area (Includes Josefina)					Porphyry Zone					Combined Areas
		Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %
$6.00	Indicated Inferred	293.23 32.44	20.04 19.54	0.07 0.05	0.44 0.56	0.26 0.27	228.33 168.41	16.61 22.07	0.03 0.03	0.49 0.47	0.24 0.27	521.56 200.85	18.54 21.66	0.05 0.04	0.46 0.49	0.25 0.27
$10.00	Indicated Inferred	188.89 21.91	25.59 24.17	0.09 0.06	0.54 0.70	0.33 0.35	126.21 168.41	22.13 22.07	0.03 0.03	0.64 0.47	0.33 0.27	315.11 190.32	24.20 22.31	0.07 0.04	0.58 0.50	0.33 0.28
$15.00	Indicated Inferred	107.99 12.90	32.98 30.54	0.11 0.06	0.66 0.88	0.43 0.45	62.73 52.59	29.44 44.81	0.04 0.04	0.83 0.83	0.45 0.52	170.72 65.48	31.68 42.00	0.09 0.05	0.72 0.84	0.44 0.51
$20.00	Indicated Inferred	65.51 6.60	39.75 39.66	0.14 0.07	0.76 1.12	0.52 0.59	34.63 35.47	36.73 56.19	0.04 0.04	1.00 0.97	0.56 0.61	100.14 42.06	38.71 53.60	0.10 0.05	0.84 0.99	0.53 0.61

		Mill Recovery
Metal	Price	Pb Conc.	Zn conc.
Silver	$25.00/oz	60%	19%
Zinc	$1.00/lb		50%
Lead	$1.00/lb	70%
Gold	$1200/oz	not included

The mineral resource (Table 1) includes the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry Zone discoveries. The three discoveries remain open to expansion as delineation core drilling continues. The resource has yet to be closed off and requires delineation drilling to determine its geometric limits the ultimate geometry of the mineralization.

Environmental Liabilities. The Company is not aware of any environmental liabilities.  M3 has been contracted to complete an environmental audit and handle exploration permitting.

History and Exploration. Prior to 2009, Valley High consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position.  By August 2009 under Levon’s direction, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north.  Transferable surface access agreements are now in place with surface owners for the land package. Our exploration has been confined to the Cordero Porphyry Belt in the south tier of the property and is now being expanded to address the southwest part of the Belt in the Molina de Viento area.

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

In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,400 hectares.  The land parcel covers a north porphyry belt and the Cordero Porphyry Belt to the south and the Perla Felsic Dome recently staked 5 km to the south of the Cordero land position. Exploration to date has focused in the Cordero Porphyry Belt. The Cordero Porphyry Belt has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past.  The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings.  The only past bulk tonnage deposit exploration has apparently been by Penoles and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits (data not available) and for skarn deposits in the southwestern most stock in the northern porphyry belt.

By October 2009 three discovery core holes (economic grades over mineable, bulk tonnage widths) were drilled in Phase 1 drilling (a total of 8 core holes, 3,185 m).   The Phase 1 discovery holes are located within two intrusive centers of the newly defined, northeast trending Cordero Porphyry Belt.  The discoveries were made in the newly recognized Pozo de Plata Diatreme complex and the Cordero Porphyry target 1.3 km to the NE.

The Pozo de Plata Diatreme Complex was recognized, mapped, trenched and initially drilled in 2009.  Hole C09-5 was a discovery hole and cut 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb within the mineralized diatreme.  The current Pozo de Plata offset drill grid (50 m offsets) and the Phase 3 100-200 m offset delineations drill grid has partially tested and delineated the down dip and on strike projections of Ag, Au, Zn and Pb anomalies in soils, rock chip and trench sampling results, as well as soils, altered diatreme exposures, trench geology and a 3D IP chargeability anomalies  identified in 2009 and a follow up 2010 3D IP surveys.  Results from trenches 1 through 4 illustrate the wide intervals of surface mineralization.  Mineralization of the zone is exposed to the surface, most often in the 50 m spaced drilling.

By January 2010 Levon expanded the exploration program to Phase 2 drilling in order to offset Phase 1 discovery holes and continue outlying exploration.  In January, the second untested mineralized diatreme complex, Dos Mil Diez, was discovered by geologic mapping southwest of the Pozo de Plata diatreme discovery drill grid.  Follow up trenching and initial drilling established a zoned Ag, Au, Zn, Pb showing, cored by Au, anomalies that warranted drill follow up.  Dos Mil Diez trench results included 60 m grading 0.953 g/T Au.  Follow up drilling of 6 holes in a fence across the gold zone indicates enriched surface Au values and some narrow bedrock gold values that still warrant exploration follow up.

In March 2010 a third diatreme complex within a volcanic caldera was found 7 km to the southwest of Dos Mil Diez.  The new Molina de Viento Diatreme complex expands the Cordero Porphyry Belt from the original three known in early 2009 to the six aligned intrusive centers presently known.

By early June, Phase 2 drilling was completed (52 core holes totaling 19,338 m, combined Phase 1 & 2 totals 22,523 m) and established both the Pozo de Plata Diatreme and Cordero Porphyry discovery zones, which are open in all directions and require continued expansion and definition drilling.  Drill results confirm an important geologic feature of the discoveries in that silver, zinc and lead assays are generally associated directly with galena and sphalerite that is readily visible and logged in mineralized drill core.  The logged galena and sphalerite in the drill core, provides a real time, pre assay exploration guide, and helps move the drills on the grid into areas of mineralized rocks.  The presence and grade of gold in the core is quantified only by the assays.

In June 2010 an airborne, magnetic, electromagnetic (“EM”) and radiometric survey was flown by Aeroquest of Ontario, Canada (1020 line km) over the entire Cordero Porphyry Belt.  The airborne survey was followed up by a ground gravity survey (McGee Geophysics, Reno, Nevada) to cover the Pozo de Plata and Dos Mil Diez diatreme complexes.  Integrated survey results with geologic mapping, soils and rock chip sampling results defined possible extensions of the Pozo de Plata discovery zone to the southwest of the drill grid, and six outlying targets for Phase 3 exploration drilling. The geophysical data was inverted in 3D, and the results integrated into the 3D Exploration Model. The data integration and targeting was processed in Gocad 3D pattern recognition software, which is state of the art, high end exploration software to optimize drill targeting.

In October 2010 a Phase 3 follow up exploration and drilling program began, with the intention of expanding the discoveries, and providing initial tests of the six outlying mine-scale targets identified in Phase 2. Expanded mapping, sampling and geophysics, are aimed at identifying additional outlying mine-scale targets within the Cordero Porphyry Belt. Phase 3 is a $14M planned program, which includes 59,000 metres of core drilling.

Phase 3 core drilling began with two drills and has accelerated to five, drilling 24 hours per day, seven days per week.

By June 2011, Phase 3 core drilling results through hole C110-160 (160 holes total) provided sufficient information to calculate an initial NI-43101 resource contracted to International Mining Consultants (IMC), Tucson for completion.  The resources as described above was completed by June 21, 2011.

M3 Engineering and Technology (M3), Tucson was contracted to design and provide a Preliminary Economic Evaluation around the identified resource, which is in progress.

Geological Setting. Cordero encompasses a high level, Tertiary porphyry style silver, gold, lead, zinc, and molybdenum district located in rolling cattle country and accessed by state highways.  Cordero is within an emerging Chihuahua-Zactatecas regional trend of deposits, which includes Penasquito (GoldCorp), Camino Rojo (GoldCorp), Pitarilla (Silver Standard) and San Agustin (Silver Standard) and others that appear to be part of a transcontinental belt of similar deposits, which has yet been completely defined in the literature..  Cordero includes two porphyry belts and an isolated mineralized volcanic center to the south (Perla) and is projected to have discovery potential for multiple bulk tonnage, open pit deposits.  Drilling in 2009, 2010 and 2011 has encountered significant and consistent mineralization with discovery zones found and  grid drilled in the Pozo de Plata Diatreme, Josefina Mine Zone and Cordero Porphyry Zonethat combine into the resource as described above.

Silver, gold, zinc, lead and locally moly mineralization at Cordero is controlled by a  belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a Cretaceous sequence of interbedded limestone, calcareous mudstone, siltstone and sandstone. We have found barren and well mineralized micro diorite clasts within the Pozo de Plata Diatreme and as xenoliths in granodiorite porphyry in the Cordero Porphyry Zone, and the clasts are evidence of a mineralized diorite in the system, probably at depth since diorite is unknown at the surface.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt about 60% since 2009.  It  appears that all six intrusives in this area are mineralized and encompass significant targets for bulk tonnage Ag, Au, Zn, Pb type deposits.  Recognition of three mineralized diatreme complexes to the southwest of the active and past mines in the Cordero district significantly expands the untested exploration potential of the area.  The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt varys systematically, from a shallow exposed porphyry stock in the northeast to progressively deeper intrusive centers toward the southwest.  This district scale pattern accounts for the three high level, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast.  Recognition of this geologically controlled geometry is guiding the systematic district scale exploration among the six intrusive centers

Drill results reveal four types of silver, gold, zinc and lead vein mineralization:

•	Type 1 – Narrow, high grade vein zone mineralization described in the small scale mining section above.

•
Type 2 – Diatreme breccia  mineralization: clasts, matrix and through going veins hosted by diatreme breccia  and mineralized rhyolite and dacite breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite.  Diatreme mineralization crops out in the Pozo de Plata Diatreme discovery and is exposed to 500 m depths in the discovery drill grid.

•
Type 3 - High grade, massive sulfide replacement type mineralization within the contact zones of porphyry intrusives; coarse grained argentiferous galena, spalerite and lessor pyrite.  Type 3 mineralization is exposed only in drill holes in the Pozo de Plata Diatreme and was discovered in hole C10-31.  It represents a prime high grade mineralization target type.

•
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits;  shalerite, marmotite, argentiferous galena, minor, very fine grained silver sulfosalt minerals (species not known), pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals;  porphyry style pervasive and stockwork controlled and zoned alteration assembledges, from  green argillic, argillic, propyllitic, phyllic and potassic  alteration  toward the centers of the mineralized system, but with pervasive and vein, intergrown alteration minerals that include rusty weathering carbonate and rhodacrosite and calcite, often substituting for silica within the alteration assembledges.  The carbonate, rich alteration is displayed within the porphyry and diatreme mineralization (Types 2 and 4).  Best exposed in drill core of the Cordero Porphyry Zone and in weathered rocks at the surface in the Zone.

Proposed Exploration.  Phase 3 drilling with a planned 59,000 m of core drilling was completed in hole C11-182 and Phase 4 drilling (planned 130,000 m core) is continuing.  The goals of Phase 4, which is budgeted at $28M, are to:

1.	Complete the delineation drilling around the current resource to determine its ultimate geometry and grade characteristics.

2.	Complete outlying targeting and initial exploration drilling of outlying mine scale targets for addition discoveries that require follow up grid drilling.

Exploration drilling of the Phase 4 program will be directed at outlying mine scale bulk tonnage Ag, Au, Zn, Pb potential away from the current resource in the remaining Cordero Porphyry Belt, the Porfido Norte Belt (10 km to the north) and the Perla felsic dome/diatreme complex 5 km to the south of the Cordero claim block.   The Company has defined a series of mine scale exploration targets south of Pozo de Plata Diatreme (Pastura de Sur Diatreme) amd in the Dos Mil Diez and Molina de Viento Diatremes.  These targets are no being prioritized for Phase 4 drill testing.

Additionally geologic mapping is now being completed in a 3 km gap in the mapping of the Cordero Porphyry Belt, between the Molina de Veinto Diatreme and the Dos Mil Diez Diatreme.  Geologic mapping and rock and soils sampling are being planned in the Porfido Norte Belt and at Perla to follow up on past large scale, recon geologic mapping results in these outlying areas.

SJ Geophysics and Core Geophysics are being contracted to complete 3D induced polarization (IP) and high resolution magnetotellurics (MT) surveys, respectively.  3D IP will be run over the Gap, at least the SW portion of the Porfido Norte Belt and the Perla.  MT will be run over the Cordero Porphyry Belt to provide 2 km depth information on the location and geometry of feeder stocks and root zones of the resource and remaining Belt.  If the MT is definitive, MT will also be run over the Porfido Norte Belt.  Perla geology seems straight forward and the 3D IP should provide sufficient drill targeting information.

Total Phase 4 exploration drilling will be dependent on the above targeting results.

Drill Results

Drill results were most recently summarized in the July, 2011 Amended Cordero NI-43-101 resource report dated August 10, 2011 available on the Levon website (www.levon.com).

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

Property Description and Location. The BRX property lies south of Gold Bridge, centered at approximately latitude 50°50' N, longitude 122° 50' W and encompasses 77 tenures of which 73 cover reverted crown grants and four modified grids claims. These claims form one contiguous parcel and cover a nominal 1 065 ha.  The claims are accessible via Highway 99 North from Vancouver through Squamish and Whistler to Pemberton. From May to November, access can be obtained by turning left through Pemberton, then right along the Pemberton Meadows Road for 23 km to the Hurley River Road, which passes the Outdoor School and is followed for 50 km to Highway 40, approximately 0.25 km west of Goldbridge. In winter continue on Highway 99 past Pemberton to Lillooet, then 110 km west along the Carpenter Lake Road (Highway 40) to Goldbridge.

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
99wy 112
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

Proposed Exploration. The Company has no plans to carry out exploration activities on the BRX in the next fiscal year. The claims remain in good standing until December 25, 2014.

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

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5.   Operating and Financial Review and Prospects

The following discussion and analysis of the results of operations and financial position of the Company for the years ended March 31, 2011, 2010 and 2009 should be read in conjunction with the March 31, 2011 audited financial statements and the related notes thereto.

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

Some of our critical accounting policies are as follows. See Note 2 to the financial statements for a detailed description of our accounting policies.

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

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, determination of asset retirement obligations (“ARO”) and environmental restoration, balances of accrued liabilities, determination of the fair value of assets on acquisition and stock-based compensation, allocation of proceeds for units between capital stock and warrants, and the recoverability of future income tax assets and valuation of future income tax liability.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price of common shares.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the fair value is recognized over the vesting period, and for non-employees the fair value is recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  The Company’s foreign subsidiaries are financially and operationally dependent on the Company.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

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

A.           Operating Results

Results of Operations

Twelve months ended March 31, 2011 compared with the twelve months ended March 31, 2010

General and administrative expenses

General and administrative expenses totaled $17,065,599 for the year ended March 31, 2011 as compared to $745,785 for the year ended March 31, 2010, an increase of $16,319,814.  The Company experienced a general increase in all activities with material increases of $15,367,110 in stock-based compensation, $530,817 in consulting and management fees, $75,547 in office occupancy, $49,791 in listing and filing fees, $56,646 in salaries and $226,889 in professional fees.

During the year, the Company experienced a higher level of activity which results in an increase of administration costs. Stock based compensation expense was higher in the current period as a result of the issuance of stock options to directors, employees and consultants. Consulting and management fees was higher due to the increase in the number of consultants as well as the increase in management fees with the Compensation Committee approving a bonus for the Chief Executive Officer. The Company has leased premises in Mexico which has resulted in an increase to the office occupancy expense. During the period, general exploration costs increased by $16,034 as the Company wrote down prepaid amounts for general exploration in Las Mesas, Mexico. Professional fees were higher due to the increase in legal and accounting fees associated with this increase in activity.

Loss for the period

Loss for the year ended March 31, 2011 was $18,323,260 compared to a loss of $730,892 for the year ended March 31, 2010, an increase of $17,592,368.  The main reason for this increase was the higher general and administrative expenses, as discussed above. In addition to this increase, the Company wrote down the deferred exploration value of their British Columbia properties. The Company is keeping these claims in good standing; however, no exploration is currently planned at these properties. There was a foreign exchange loss of $61,002 as compared to a gain in the prior year of $14,137. These losses were offset with interest income of $41,996 as compared to the prior year of $756. This was a result of the increase in cash on hand.

Twelve months ended March 31, 2010 compared with the twelve months ended March 31, 2009

General and administrative expenses

General and administrative expenses totaled $745,785 for the year ended March 31, 2010 as compared to $326,030 for the year ended March 31, 2009, an increase of $419,755.  Increases during the year include an increase of $227,488 in stock-based compensation which relates to the issuance of stock options in the fourth quarter, $58,519 in consulting and management fees, $43,546 in office occupancy, $76,140 in shareholder relations, and $44,921 in travel expenses. These increases were offset by decreases of $4,378 in listing and filing fees.

Stock based compensation expense was higher in the year as a result of the issuance of stock options. Consulting was higher due to the addition of a consultant and an increase in management fees. The Company has leased premises in Mexico which has resulted in an increase to the office occupancy expense.

Loss for the year

Loss for the year ended March 31, 2010 was $730,892 compared to a loss of $330,822 for the year ended March 31, 2009, an increase of $400,070.  The main reason for this increase was the higher general and administrative expenses, as discussed above. This was offset a foreign exchange gain of $14,137 as compared to a loss of $13,911 in the prior year.

B.           Liquidity and Capital Resources

At this time the Company has no operating revenues.  Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at March 31, 2011 the Company had working capital of $19,608,972 compared to working capital of $1,864,226 at March 31, 2010.

On May 19, 2011, the Company completed a placement of 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000.  In addition, the Company received $14,048,570 of gross proceeds for the exercise of warrants and options subsequent to March 31, 2011.

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The Company paid a cash commission of $525,026, equal to 5% of the gross proceeds of the brokered private placement and issued 1,066,720 broker warrants. In addition, the Company issued 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011.

During the year ended March 31, 2011, 8,958,484 warrants were exercised for gross proceeds of $3,723,824 and 265,000 stock options were exercised for gross proceeds of $138,750.

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

On January 7, 2010, the Company closed the second and final tranche of the non-brokered private initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 per share until December 31, 2010.

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

During the year ended March 31, 2010, 2,944,135 warrants were exercised for gross proceeds of $820,447 and 1,375,000 stock options were exercised for gross proceeds of $180,000.

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

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the next fiscal year. There is no assurance that the Company will be successful in raising additional new equity capital.

C.           Research and Development, Patents and Licenses, etc.

None.

D.           Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are extremely volatile.  Base metal prices and, in particular, gold prices, driven by rising global demand, climbed dramatically and  approached near historic highs over the past several years.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

E.           Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

F.            Tabular disclosure of contractual obligations

As of March 31, 2011, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 years	More than 5 years
Future Income Tax Liabilities	$47,273,250	$-	$-	$-	$47,273,250

Option payments	1,350,000	300,000	1,050,000	-	-

Operating Leases	59,456	14,294	43,941	1,221	-

Total	$48,682,706	$314,294	$1,093,941	$1,221	$47,273,250

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company’s directors and senior management as at September 30, 2011.  The directors were elected by the Shareholders on September 23, 2011 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since

William Glasier Director	Mining executive; President of Mill Bay Ventures Inc., Director of Bralorne Gold Mines Ltd.	May 22, 1990
Gary Robertson Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Mill Bay Ventures Inc., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005
Ron Tremblay Director, Chief Executive Officer and President	President & CEO of Levon Resources Ltd.	September 7, 2006
David Wolfin Director and V.P Finance
President, CEO and Director of Avino Silver & Gold Mines Ltd., Gray Rock Resources Ltd., and Coral Gold Resources Ltd.; Director of Berkley Resources Ltd., Bralorne Gold Mines; Mill Bay Ventures Ltd, and Cresval Capital Corp.

November 23, 2006
Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting.	September 6, 2007

Ron Barbaro Director and Chairman	Member of the Order of Ontario; Director of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.	July 9, 2010

Robert Roberts director	CEO and co-owner of Channel Control Merchants, LLC	September 23, 2011

Lisa Sharp Chief Financial Officer	Chief Financial Officer of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Venerable Ventures Ltd.	June 9, 2008
Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 25, 2008

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, as set out below, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.

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

B.           Compensation

During the last completed fiscal year of the Company, the Company had three executive officers, namely, its Chief Executive Officer (“CEO”) and President, Ron Tremblay, its Vice President Exploration, Victor Chevillon, and its Chief Financial Officer (“CFO”), Lisa Sharp.

1)           Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and granting incentive stock options to the NEOs.  The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The three components of the compensation package are included to enable the Company to meet different objectives.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees.  The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on Board discussions with input from and upon the recommendations of the Compensation Committee, without any formal objectives, criteria or analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2)           Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended March 31, of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
Ron tremblay5 Director, President & CEO	2009 2010 2011	$30,000 $50,000 $165,000	NIL NIL NIL	NIL NIL $8,367,950	NIL NIL $250,000	NIL NIL NIL	NIL NIL NIL	$30,000 $50,000 $8,782,950
Lisa Sharp CFO	2009 2010 2011	$8,920 $13,567 $20,900	NIL NIL NIL	NIL $28,460 $110,640	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$8,920 $42,027 $131,540
Victor Chevillon VP Exploration	2009 2010 2011	$60,136 $117,992 $211,063	NIL NIL NIL	NIL $90,320 $3,270,150	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$60,136 $208,312 $3,481,213

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 112.83%; Risk Free Interest Rate –1.96%.
3 The Company’s sole non-equity incentive plan is the payment of discretionary annual cash bonuses.
4 The Company does not have any pension plans.
5 Mr. Tremblay is a director of the Corporation, and has served as its President since November 29, 2006 and as its CEO since September 11, 2009.

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.  The Company does not have a long-term incentive plan.

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward NEOs, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2010 Stock Option Plan (the “Plan”).

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. As of October 14, 2011, there are 19,872,094 Common Shares available under the Plan, of which 14,370,000 are issued and 5,502,094 are reserved and available for issuance. For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on August 30, 2011.

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

3)           Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Ron tremblay Director, President & CEO	150,000 1,500,000 5,000,000	$0.10 $1.00 $1.65	Oct. 2, 2011 Sep 3, 2015 Mar 25, 2016	$255,000 $1,200,000 $750,000	Nil Nil Nil	Nil Nil Nil
Lisa Sharp CFO	50,000 50,000	$1.00 $1.65	Sep 3, 2015 Mar 25, 2016	$40,000 $7,500	Nil Nil	Nil Nil
Victor Chevillon VP Exploration	100,000 200,000 500,000 2,000,000	$0.35 $0.70 $1.00 $1.65	Sep 14 2012 Jan 28, 2015 Sep 3, 2015 Mar 25, 2016	$145,000 $220,000 $400,000 $300,000	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2011 was $1.80 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron tremblay Director, President & CEO	$650,000	Nil	Nil
Lisa Sharp CFO	$6,500	Nil	Nil
Victor Chevillon VP Exploration	$260,000	Nil	Nil

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)           Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)           Termination and Change of Control Benefits

The Company did not have, at the end of its most recently completed fiscal year, any employment contracts with the NEOs under which there are any specified provisions for termination of employment or change in responsibilities.

6)           Director Compensation

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended March 31, 2011:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier(1)	NIL	NIL	$293,408	NIL	NIL	NIL	$293,408
Gary Robertson(1)	NIL	NIL	$384,301	NIL	NIL	NIL	$384,301
David Wolfin	NIL	NIL	$221,283	NIL	NIL	NIL	$221,283
Victor Chevillon	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Florian Riedl- Reidenstein(1)(4)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
J. Trevor Eyton(1) (3)	NIL	NIL	$287,952	NIL	NIL	NIL	$287,952
Robert Cameron(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Geoffrey Chater(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Tremblay(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Barbaro(1)	NIL	NIL	$528,551	NIL	NIL	NIL	$528,551

(1) Independent & Non-Employee Directors
(2) NEO’s, see Summary Compensation Table
(3) On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors.
(4) On May 6, 2010, Mr, Riedenstein resigned as director.
(5) The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 114.45%; Risk Free Interest Rate –2.52%.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
William Glasier	100,000 150,000	$1.00 $1.65	Sept 3, 2015 Mar 25, 2015	$80,000 $22,500	Nil Nil	Nil Nil
Gary Robertson	200,000 200,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$230,000 $30,000	Nil Nil	Nil Nil
David Wolfin	100,000 100,000 100,000	$0.25 $1.00 $1.65	Apr 28, 2014 Sep 3, 2015 Mar 25, 2016	$155,000 $80,000 $15,000	Nil Nil Nil	Nil Nil Nil
Ron Barbaro	200,000 300,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$230,000 $45,000	Nil Nil	Nil Nil
J. Trevor Eyton*	300,000 100,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$172,500 $15,000	Nil Nil	Nil Nil
Florian Riedl-Riedenstein**	N/A	N/A	N/A	N/A	Nil	Nil
Robert Cameron*	N/A	N/A	N/A	N/A	Nil	Nil
Geoffrey Chater*	N/A	N/A	N/A	N/A	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2011 was $1.80 per common share.

*	On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors.
**	On May 6, 2010, Mr, Riedenstein resigned as director.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended March 31, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	$19,500	Nil	Nil
Gary Robertson	$26,000	Nil	Nil
David Wolfin	$13,000	Nil	Nil
Victor Chevillon	Nil	Nil	Nil
Ron Barbaro	$39,000	Nil	Nil
Florian Riedl-Riedenstein**	Nil	Nil	Nil
J. Trevor Eyton*	$13,000	Nil	Nil
Robert Cameron*	Nil	Nil	Nil
Geoffrey Chater*	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

*	On April 11, 2011, Mr. Cameron, Mr. Chater and Mr. Eyton resigned as directors.
**	On May 6, 2010, Mr. Riedenstein resigned as director.

C.           Board Practices

The Board is currently comprised of six directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the Board is no longer a member of management.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on September 23, 2011, the shareholders elected Messrs. Chevillon, Glasier, Robertson, Tremblay, Barbaro, and Wolfin as directors.

The Board has considered the relationship of each director to the Company and currently considers three of the six directors to be “unrelated” (Messrs. Glasier, Robertson, and Barbaro). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

The Audit Committee currently consists of three directors (Messrs. Gary Robertson, Robert Roberts and Ron Barbaro). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand a balance sheet, an income statement, and a cash flow statement.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

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

The Compensation Committee consists of three unrelated directors (Messrs. Robertson, Roberts and Glasier).

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

D.           Employees

As at March 31, 2011, the Company has 38 employees at the Cordero Project. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.           Share Ownership

The following table sets forth the share ownership of our directors and officers as of October 13, 2011:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,160,750	*
William Glasier	150,000	*
Gary Robertson	915,836	*
Ron Tremblay	18,513,000	9.32%
David Wolfin	733,643	*
Robert Roberts	351,000	*
Louis Wolfin(1)	3,551,974	1.79%
Florian Riedl-Reidenstein(2)	75,000	*
Ron Barbaro	820,000	*
J. Trevor Eyton(3)	Nil	N/A
Robert Cameron(3)	205,612	*
Geoffrey Chater(3)	100,000	*
Lisa Sharp	50,000	*
Dorothy Chin	Nil	N/A
_________
*Less than one percent

(1)	Mr. Louis Wolfin resigned as a director and chairman on September 27, 2010
(2)	Mr. Riedl-Reidenstein resigned as a director on May 6, 2010
(3)	Mr. Eyton , Mr, Cameron, and Mr. Chater resigned as directors on April 11, 2011

Outstanding Options

The following information, as of October 14, 2011, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin, Former Director, Chairman and CEO(1)	Nil	N/A	N/A	N/A

Ron Tremblay, Director President and Current CEO(2)	1,500,000 5,000,000	Sept. 3, 2010 March 25, 2011	$1.00 $1.65	Sept. 3, 2015 March 25, 2016

Lisa Sharp, CFO	50,000 50,000	Sept. 3, 2010 March 25, 2011	$1.00 $1.65	Sept. 3, 2015 March 25, 2016

Gary Robertson, Director	200,000 200,000	July 20, 2010 March 25, 2011	$0.65 $1.65	July 20, 2015 March 25, 2016

David Wolfin, Director & VP Finance	100,000 100,000 100,000	April 28, 2009 Sept 3, 2010 March 25, 2011	$0.25 $1.00 $1.65	April 28, 2014 Sept 3, 2015 March 25, 2016

Victor Chevillon, Director & VP Exploration	100,000 200,000 500,000 1,500,000	Sept 14, 2007 Jan 28, 2010 Sept 3, 2010 March 25, 2011	$0.35 $0.70 $1.00 $1.65	Sept 14, 2012 Jan 28, 2015 Sept 3, 2015 March 25, 2016

William Glasier, Director	100,000 150,000	Sept 3, 2010 March 25, 2011	$1.00 $1.65	Sept 3, 2015 March 25, 2016

Ron Barbaro, Director & Current Chairman(5)	200,000 300,000	July 20, 2010 March 25, 2011	$0.65 $1.65	July 20, 2015 March 25, 2016

Robert Roberts, Director	200,000	Oct 3, 2011	$1.50	Oct 3, 2016

Florian Riedl-Riedenstein, Former Director(3)	Nil	N/A	N/A	N/A

Trevor Eyton, Director(4)	Nil	N/A	N/A	N/A

Robert Cameron(4)	Nil	N/A	N/A	N/A

Geoffrey Chater(4)	Nil	N/A	N/A	N/A

(1)	Mr. Louis Wolfin resigned as director and chairman on September 27, 2010 and resigned as CEO on September 11, 2009.
(2)	Mr. Tremblay was appointed Chief Executive Officer and President on September 11, 2009.
(3)	Mr. Riedl-Riedenstein resigned as a director on May 6, 2010.
(4)	Mr. Eyton , Mr. Cameron, and Mr. Chater resigned as directors on April 11, 2011.
(5)	Mr. Barbaro was appointed Chairman on September 27, 2010.

Item 7.  Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other then identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at October 13, 2011 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class
Ron Tremblay	18,513,000	*	9.32%
All Officers and Directors as a Group (12 persons)	26,275,815		13.22%

* 17,888,000 of these shares are held by Ron Tremblay indirectly through Stone's Throw (Barbados) Ltd., a company of which he is the sole shareholder, and the remaining 350,000 of these shares are held by Ron Tremblay indirectly through Stone’s Throw Capital Corp. a company of which he is the sole shareholder.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of October 13, 2011, there were approximately 453 registered holders of the Company’s shares in the United States, with combined holdings of 4,751,165 common shares.

Change of Control
As of October 13, 2011, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

During the year ended March 31, 2011, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$159,267 (2010 - $82,512; 2009 - $90,293) was charged to the Company for office, occupancy and miscellaneous costs and salaries; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,047 has been capitalized under mineral properties;

-	$415,000 (2010 - $50,000; 2009 - $30,000) was paid for management fees to a private company controlled by Ron Tremblay, the Company’s Chief Executive Officer, President and a director of the Company;

-
$211,063 (2010 - $117,992; 2009 - $60,136) was charged for geological management fees to a private company controlled by Victor Chevillon, the Company’s V.P. Exploration and a director of the Company. Of this amount, $211,063 (2010 - $117,992; 2009 - $35,389) has been capitalized under mineral properties and $Nil (2010 - $Nil; 2009 - $24,746) has been expensed under general exploration; and

-
$3,386 (2010 - $3,663; 2009 - $8,310) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral Gold Resources Ltd., a public company with common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (2010 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided, $504 (2010 - $Nil) owing from a private company, Frobisher Securities, which is controlled by a former director and $Nil (2010 - $42,947) due from a private company controlled by a director and officer.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $34,184 (2010 - $24,426) owed to Oniva, $57,901 (2010 - $56,788) owed to Coral Gold Resources Ltd. and $135,930 (2010 - $57,698) owed to Victor Chevillon. Amounts due are without interest or stated terms of repayment.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report;
•	Balance Sheets as at March 31, 2011 and March 31, 2010;
•	Statement of Operations and Comprehensive Loss for the years ended March 31, 2011, 2010 and 2009;
•	Statement of Shareholders’ Equity for the years ended March 31, 2011, 2010, and 2009; and
•	Notes to Financial Statements for the years ended March 31, 2011, 2010 and 2009.

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

B.           Significant Changes

None.

Item 9.   The Offer and Listing

A.           Price History of Stock

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", and the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTC, under the symbol "LVNVF".

As of October 13, 2011, there were 453 holders of record in the United States holding 4,751,165 of the Company’s common shares representing 54.51% of the total number of shareholders, and approximately 2.39% of the total number of common shares issued.  The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

The following table sets forth the high and low prices expressed in Canadian dollars on  the TSX Venture Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX Venture Exchange (Canadian Dollars)		OTC (United States Dollars)
Last Five Fiscal Years	High	Low	High	Low
2011	2.08	0.50	2.10	0.52
2010	0.95	0.11	0.94	0.09
2009	0.16	0.05	0.68	0.04
2008	0.33	0.11	0.16	0.03
2007	0.24	0.09	0.31	0.10

2011- 2012	High	Low	High	Low
Second Quarter ended September 30, 2011	2.08	0.80	2.17	0.79
First Quarter ended June 30, 2011	2.38	1.40	2.48	1.43

2010- 2011	High	Low	High	Low
Fourth Quarter ended March 31, 2011	2.08	1.36	2.10	1.37
Third Quarter ended December 31, 2010	2.08	1.36	2.09	0.94
Second Quarter ended September 30, 2010	1.26	0.50	1.20	0.52
First Quarter ended June 30, 2010	1.05	0.50	1.02	0.56

2009-2010	High	Low	High	Low
Fourth Quarter ended March 31, 2011	0.95	0.40	0.94	0.39
Third Quarter ended December 31, 2009	0.72	0.20	0.68	0.20
Second Quarter ended September 30, 2009	0.23	0.14	0.20	0.13
First Quarter ended June 30, 2009	0.23	0.11	0.27	0.09

Last Six Months	High	Low	High	Low
September 2011	1.54	0.71	0.54	0.79
August 2011	1.89	1.16	1.95	1.83
July 2011	2.08	1.67	2.17	1.73
June 2011	1.92	1.40	1.94	1.43
May 2011	2.25	1.71	2.37	1.76
April 2011	2.38	1.70	2.48	1.78

B.           Plan of Distribution

Not Applicable.

C.           Markets

The common shares of Levon are listed on the TSX Venture Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted in the United States on the OTC, under the symbol "LVNVF".

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

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if the Company were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2011, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

The Company will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the status as a PFIC of any subsidiary in which the Company owns more than 50% of such subsidiary’s total aggregate voting power.  Additionally, for each year in which the Company is a PFIC, upon written request of a U.S. Holder, the Company will provide to a U.S. Holder all information and documentation that a U.S. Holder making a QEF Election with respect to the Company and such more than 50% owned Subsidiary PFICs is required to obtain for U.S. federal income tax purposes.  The Company may elect to provide such information on its website (www.midwaygold.com).  With respect to any Subsidiary PFIC in which the Company owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring common shares, the Company will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Company can provide no assurances that such Subsidiary PFIC will provide such information.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of common shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on common shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of common shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938.  Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior tax years in which the obligation to file such form was suspended.

           Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

The Company files annual reports and furnishes other information with the SEC.  You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov).

Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I.             Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our cash is exposed to credit risk. We are not exposed to significant credit risk on amounts receivable (excluding HST). We assess the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

We manage credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in satisfying financial obligations as they become due. We manage liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  We have cash and cash equivalents at March 31, 2011 in the amount of $19,850,757 (2010 - $2,020,948) in order to meet short-term business requirements. At March 31, 2011, we had current liabilities of $861,595 (2010 - $208,714). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

Our cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2011.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  Wey manage interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. We are exposed to foreign currency fluctuation related to our mineral properties and expenditures thereon, and accounts payable in U.S. dollar balances and Mexican Pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the U.S. dollar or Mexican Pesos could have an effect on our financial position, results of operations and cash flows.

As at March 31, 2011, we held U.S. cash balances totaling US$1,468,309 (2010 - US$181,160) and accounts payable and accrued liabilities and due to related parties of US$186,972 (2010 - US$114,937).  Based on the above net exposure as at March 31, 2011, a 3% (2010 - 6%) change in the Canadian/US exchange rate will impact our earnings by approximately $221,000 (2010 - $4,000).

As at March 31, 2011, we held Mexican Pesos cash balance totaling MXN$698,949 (2010 - $Nil), amounts receivable totaling MXN$1,095,963 (2010 - $Nil) and amounts in accounts payable and accrued liabilities of $305,298 (2010 - $Nil). Based on this net exposure as at March 31, 2011, a 5% (2010 – Nil) change in the Canadian/Mexican exchange rate will impact our earnings by approximately $6,000 (2010 - $Nil).

Item 12.  Description of Securities Other than Equity Securities

A.-C.

Not Applicable.

D. American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E. Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, the Company’s principal executive officer and principal financial officer evaluated the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report.  Based on the evaluation, these officers concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

B. Management’s Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

In prior financial reporting years, the Company had identified the following material weaknesses in internal control over financial reporting: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans. As the Company expanded its operations during the last financial reporting year, it took steps to enhance and improve the design and operating effectiveness of its internal control over financial reporting. The Company has developed and implemented controls and augmented its financial reporting staff to ensure property segregation of duties. In addition, policies and procedures have been documented and the Company has developed a disaster recovery plan.

The Company’s management, including the Company’s principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the effectiveness of the design and operation of the Company’s internal control over financial reporting as of March 31, 2011 based on the criteria set forth in COSO. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, the Company’s management concluded the Company’s internal control over financial reporting was effective as at March 31, 2011.

C. Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of March 31, 2011, has been audited by our independent registered public accounting firm, Smythe Ratcliffe LLP, which also audited our consolidated financial statements for the year ended March 31, 2011. Smythe Ratcliffe LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of March 31, 2011, and their report is included on page 74 of this Annual Report.

D. Changes in Internal Control Over Financial Reporting

During the financial reporting year ended March 31, 2011, other than the changes discussed under Management’s Report on Internal Control Over Financial Reporting, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson, Mr. Robert Roberts and Mr. Ron Barbaro are qualified as Audit Committee Financial Experts and all members are independent as determined by the NASDAQ listing rules.

Item 16B.  Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.  In the event that it is determined that a code of ethics is necessary, an appropriate code will be implemented.

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2011, 2010 and 2009 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2011 was $100,000 (March 31, 2010: $34,000; March 31, 2009: $28,000).

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2011 were $58,000 at the date of this Annual Report (March 31, 2010: $5,504; March 31, 2009 $3,750). These fees related to services with respect to the Company’s Form 20-F and to the acquisition of Valley High.

Tax Fees

The aggregate fees billed for tax compliance and tax advice rendered by Smythe Ratcliffe LLP for the fiscal year ended March 31, 2011 was $10,000 at the date of this Annual Report (March 31, 2010: $1,000; March 31, 2009: $1,500).  The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2011 was $nil (March 31, 2010: $nil; March 31, 2009: $448).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2011. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Changes in Registrants Certifying Accountant

None.

Item 16G.  Corporate Governance

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditor’s Report	77 thru 80
Balance Sheets	81
Statements of Operations and Comprehensive Loss	82
Statements of Shareholders’ Equity	83
Statements of Cash Flow	84
Notes to Financial Statements	85 thru 113

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.  Exhibits

Financial Statements

See Item 17 above.

Exhibits

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd. *
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act
_________
* Previously filed

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009
(in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	77

Independent Auditors' Report to the Shareholders	78-80

Consolidated Financial Statements

Consolidated Balance Sheets	81

Consolidated Statements of Operations and Comprehensive Loss	82

Consolidated Statements of Shareholders’ Equity	83

Consolidated Statements of Cash Flows	84

Notes to Consolidated Financial Statements	85 -113

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

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

The financial statements as at March 31, 2011 and 2010 and for the years ended March 31, 2011, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/“Ron Tremblay”	/s/ “Lisa Sharp”
Ron Tremblay	Lisa Sharp
CEO	CFO

Vancouver, British Columbia
July 29, 2011

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Levon Resources Ltd. (an exploration stage company), which comprise the consolidated balance sheets as at March 31, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted accounting principles and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended March 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Other Matters
On July 29, 2011, we reported separately to the shareholders of Levon Resources Ltd. that we also audited in accordance with Canadian generally accepted auditing standards, consolidated financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles for the same periods, but which excluded a footnote providing a reconciliation from accounting principles generally accepted in Canada to those of the United States, as they relate to the Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 14, 2011, expressed an unqualified opinion.

“Smythe Ratcliffe LLP”

Chartered Accountants

Vancouver, Canada
July 29, 2011, except as to note 16 which are
of October 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited Levon Resources Ltd.’s (the “Company”) internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2011 and 2010 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2011, 2010 and 2009, and our report dated July 29, 2011, except as to note 16 which is as of October 13, 2011, expresses an unqualified opinion.

“Smythe Ratcliffe LLP”

Chartered Accountants

Vancouver, Canada
October 14, 2011

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
(in Canadian Dollars)
As at March 31

	2011	2010

ASSETS
Current
Cash and cash equivalents	$19,850,757	$2,020,948
Amounts receivable	549,748	5,289
Prepaid expenses	46,736	22,823
Investments (Note 6)	23,326	23,880

	20,470,567	2,072,940
Due from related party (Note 11)	6,068	48,511
Reclamation deposits (Note 7)	32,629	32,629
Mineral properties (Notes 3 and 8)	181,332,777	3,059,841
Equipment (Note 9)	26,710	4,524

	$201,868,751	$5,218,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$633,580	$69,802
Due to related parties (Note 11)	228,015	138,912

	861,595	208,714
Future income tax liability (Note 14)	47,273,250	-

	48,134,845	208,714

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	169,682,557	26,187,285
Contributed surplus	24,912,993	1,360,276
Accumulated other comprehensive loss	(6,147)	(5,593)
Deficit	(40,855,497)	(22,532,237)

	153,733,906	5,009,731

	$201,868,751	$5,218,445

Commitments (Note 13)
Subsequent Events (Note 15)

Approved on behalf of the Board:

“Gary Robertson”
…......................................................  Director
Gary Robertson

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(in Canadian Dollars)
Years ended March 31

	2011	2010	2009

Expenses (Note 11)
Consulting and management fees	$620,000	$89,183	$30,664
General exploration	17,701	1,667	26,789
Listing and filing fees	67,286	17,495	21,873
Office, occupancy and miscellaneous	147,332	71,785	28,239
Professional fees	271,320	44,431	46,506
Salaries and benefits	106,281	49,635	48,919
Shareholder relations and promotion	114,532	129,707	53,567
Stock-based compensation (Note 10(d))	15,604,956	237,846	10,358
Travel	116,191	104,036	59,115

Loss Before Other Items	(17,065,599)	(745,785)	(326,030)

Other Items
Interest income	41,996	756	9,119
Foreign exchange gain (loss)	(61,002)	14,137	(13,911)
Write-down of mineral properties interest (Note 8)	(1,238,655)	-	-

Net Loss for Year	(18,323,260)	(730,892)	(330,822)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments (Note 6)	(554)	11,183	(18,368)

Total Comprehensive Loss for Year	$(18,323,814)	$(719,709)	$(349,190)

Loss Per Share, Basic and Diluted	$(0.23)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	78,689,400	56,351,851	45,364,278

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(in Canadian Dollars)
Years ended March 31

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, March 31, 2008	44,239,483	$22,620,793	$350,949	$(21,470,523)	$1,592	$1,502,811
Common shares issued for cash:
Private placement	5,000,000	145,348	104,652	-	-	250,000
Share issuance costs	-	(2,000)	-	-	-	(2,000)
Exercise of stock options	150,000	15,000	-	-	-	15,000
Exercise of warrants	1,000,000	150,000	-	-	-	150,000
Fair value of stock options exercised	-	12,450	(12,450)	-	-	-
Stock-based compensation	-	-	10,358	-	-	10,358
Net loss for year	-	-	-	(330,822)	-	(330,822)
Unrealized loss on available-for-sale securities	-	-	-	-	(18,368)	(18,368)
Balance, March 31, 2009	50,389,483	22,941,591	453,509	(21,801,345)	(16,776)	1,576,979
Common shares issued for cash:
Private placement	11,651,000	2,357,589	770,261	-	-	3,127,850
Share issuance costs	-	(213,682)	-	-	-	(213,682)
Exercise of stock options	1,375,000	180,000	-	-	-	180,000
Exercise of warrants	2,944,135	820,447	-	-	-	820,447
Non-cash share issuance costs	187,898	(153,687)	153,687	-	-	-
Fair value of warrants and stock options exercised	-	255,027	(255,027)	-	-	-
Stock-based compensation	-	-	237,846	-	-	237,846
Net loss for year	-	-	-	(730,892)	-	(730,892)
Unrealized gain on available-for-sale securities	-	-	-	-	11,183	11,183
Balance, March 31, 2010	66,547,516	26,187,285	1,360,276	(22,532,237)	(5,593)	5,009,731
Common shares issued for cash:
Private placement	14,805,353	9,065,037	2,038,978	-	-	11,104,015
Share issuance costs	-	(637,413)	-	-	-	(637,413)
Exercise of stock options	265,000	138,750	-	-	-	138,750
Exercise of warrants	8,958,484	3,723,824	-	-	-	3,723,824
Non-cash share issuance costs	-	(414,736)	414,736	-	-	-
Shares issued on acquisition of Valley High Ventures Ltd.	73,322,636	130,514,292	6,599,565	-	-	137,113,857
Fair value of warrants and stock options exercised	-	1,105,518	(1,105,518)	-	-	-
Stock-based compensation	-	-	15,604,956	-	-	15,604,956
Net loss for year	-	-	-	(18,323,260)	-	(18,323,260)
Unrealized loss on available-for-sale securities	-	-	-	-	(554)	(554)
Balance, March 31, 2011	163,898,989	$169,682,557	$24,912,993	$(40,855,497)	$(6,147)	$153,733,906

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(in Canadian Dollars)
Years ended March 31

	2011	2010	2009
Operating Activities
Net loss	$(18,323,260)	$(730,892)	$(330,822)
Items not involving cash:
Amortization	5,205	990	814
Stock-based compensation	15,604,956	237,846	10,358
Write-down of mineral properties	1,238,655	-	-
Foreign exchange loss (gain)	(166)	11,658	-
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(148,300)	97,650	28,640
Accounts payable and accrued liabilities	518,607	(5,635)	(25,283)
Due from (to) related parties	52,872	(58,153)	77,671

Cash Used in Operating Activities	(1,051,431)	(446,536)	(238,622)

Investing Activities
Mineral properties exploration expenditures incurred	(7,545,271)	(1,728,953)	(98,660)
Purchase of equipment	(27,391)	(2,256)	-
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs	5,178,768	-	-
Advances from Valley High Ventures Ltd.	6,945,792	-	-
Reclamation deposits	-	-	(1,312)

Cash Provided by (Used in) Investing Activities	4,551,898	(1,731,209)	(99,972)

Financing Activity
Issue of capital stock for cash, net of issuance costs	14,329,176	3,914,615	413,000

Cash Provided by Financing Activity	14,329,176	3,914,615	413,000

Foreign Exchange Effect on Cash	166	(11,658)	-
Inflow of Cash	17,829,809	1,725,212	74,406
Cash and Cash Equivalents, Beginning of Year	2,020,948	295,736	221,330

Cash and Cash Equivalents, End of Year	$19,850,757	$2,020,948	$295,736

Supplementary Information, Non-Cash Transactions
Mineral property expenditures included in:
Amounts payable	$20,561	$20,747	$22,480
Due to related parties	$135,929	$57,256	$29,033
Mineral exploration tax credit included in amounts receivable and prepaid expenses	$-	$-	$111,236
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

At March 31, 2011, the Company had working capital of $19,608,972 (2010 - $1,864,226) and a deficit of $40,855,497 (2010 - $22,532,237). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.            SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in Canadian dollars unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Valley High Ventures Ltd. (“VHV”) (Canada), Citrine Investment Holdings Limited (BVI), Aphrodite Asset Holdings Ltd. (BVI), Turney Assets Limited (BVI), Minera Titan S.A. de C.V. (Mexico), Mineral El Camino S.A. de C.V. (Mexico) and Administracion de Projectos Levon en Mexico S.A. de C.V. (Mexico). Significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash, bank deposits, cashable Guaranteed Investments Certificates (‘GIC”) and short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.

(c)	Mineral properties

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Mineral properties (Continued)

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

(d)	Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated on a declining-balance basis at the following annual rates:

Computer equipment	- 30%
Furniture and equipment	- 20%
Vehicle	- 30%

        In the year of acquisition, amortization is recorded based on one-half of net additions.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f)	Loss per share

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

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, determination of asset retirement obligations (“ARO”) and environmental restoration, balances of accrued liabilities, determination of the fair value of assets on acquisition and stock-based compensation, allocation of proceeds for units between capital stock and warrants, and the recoverability of future income tax assets and valuation of future income tax liability.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(h)	Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price of common shares.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the fair value is recognized over the vesting period, and for non-employees the fair value is recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

(j)	Foreign currency translation

The functional currency of the Company is the Canadian dollar.  The Company’s foreign subsidiaries are financially and operationally dependent on the Company.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of liabilities; and
(iii)	Revenues and expenses, at the rate of exchange prevailing at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

(k)	Asset retirement obligation

The Company’s operations are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company expects to make, in the future, expenditures that comply with such laws and regulations, but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mineral interests, plant and equipment.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Revenue recognition

Interest revenue is recorded at the stated interest rate on an accrual basis.

(m)	Business combinations and related sections

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582, “Business Combinations”, to replace Section 1581. The new standard effectively harmonized the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revised guidance on the determination of the carrying amounts of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, which replace Section 1600, “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

Effective April 1, 2010, the Company early adopted these standards on a retrospective basis.

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

The CICA Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

2.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Financial instruments (Continued)

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

(o)	Future accounting change

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its June 30, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended March 31, 2011. The Company has evaluated the impact of the conversion on the Company’s consolidated financial statements and is quantifying the effects.

3.            ACQUISITION

On March 25, 2011, the Company acquired all the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”) providing the Company with 100% ownership in the Cordero Property.

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

3.	ACQUISITION (Continued)

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to mineral properties. The allocation of the consideration given and net assets acquired of this transaction is summarized as follows:

Fair value of common shares issued	$130,514,292
Fair value of replacement warrants	6,599,565
Transaction costs	1,967,388
Settlement of pre-existing relationship	(6,945,792)

Total consideration	$132,135,453

Cash	$7,146,156
Amounts receivable	407,272
Prepaid expenses	12,800
Mineral properties	171,887,831
Accounts payable and accrued liabilities	(45,356)
Future income tax liability	(47,273,250)

Net assets acquired	$132,135,453

4.            RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable (excluding HST), investments, reclamation deposits, accounts payable and accrued liabilities, and amounts due to/from related parties.

The carrying values of financial assets by category at March 31, 2011 are as follows:

Financial Assets	Available-for-sale	Held-for- trading	Held-to-maturity	Loans and receivables

Cash and cash equivalents	$-	$19,850,757	$-	$-
Amounts receivable	-	-	-	119,510
Investments	23,326	-	-	-
Due from related party	-	-	-	6,068
Reclamation deposits	-	-	32,629	-

	$23,326	$19,850,757	32,629	$125,578

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

4.            RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The carrying values of financial assets by category at March 31, 2010 are as follows:

Financial Assets	Available-for-sale	Held-for- trading	Held-to-maturity	Loans and receivables

Cash and cash equivalents	$-	$2,020,948	$-	$-
Investments	23,880	-	-	-
Due from related party	-	-	-	48,511
Reclamation deposits	-	-	32,629	-

	$23,880	$2,020,948	32,629	$48,511

The carrying value of financial liabilities by category at March 31, 2011 and 2010 are as follows:

	2011	2010
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$633,580	$69,802
Due to related parties	228,015	138,912

	$861,595	$208,714

The carrying amounts of amounts receivable (excluding HST), reclamation deposits, and accounts payable and accrued liabilities are a reasonable estimate of their fair values due to their short term to maturity.  All cash equivalents comprise of cashable GIC’s with a maturity of one year or less and interest rates that range from 1.03% to 1.20%.

The fair values of amounts due from and to related parties have not been disclosed as their fair values cannot be reliably measured since there is no active market for such instruments.  The Company’s investment securities are measured at fair value based on Level 1 amounts within the fair value hierarchy.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

4.            RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(a)           Credit risk (Continued)

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2011	2010

Cash and cash equivalents held at major financial institutions
Canada	$19,203,545	$2,020,948
Mexico	647,212	-

	19,850,757	2,020,948
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total cash and cash equivalents and reclamation deposits	$19,883,386	$2,053,577

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2011 in the amount of $19,850,757 (2010 - $2,020,948) in order to meet short-term business requirements. At March 31, 2011, the Company had current liabilities of $861,595 (2010 - $208,714). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)	Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The Company is exposed to the following market risks:

Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2011.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

4.            RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)           Market risk (Continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

As at March 31, 2011, the Company held US cash balances totaling US$1,468,309 (2010 - US$181,160) and accounts payable and due to related parties of US$186,972 (2010 - US$114,937).  Based on the above net exposure as at March 31, 2011, a 3% (2010 - 6%) change in the Canadian/US exchange rate will impact the Company’s net loss and comprehensive loss by approximately $221,000 (2010 - $4,000).

As at March 31, 2011, the Company held Mexican pesos cash balance totaling MXN 698,949 (2010 - Nil), amounts receivable totaling MXN 1,095,963 (2010 - Nil) and amounts in accounts payable of MXN 305,298 (2010 - $Nil). Based on this net exposure as at March 31, 2011, a 5% (2010 - Nil) change in the Canadian/MXN exchange rate will impact the Company’s net loss and comprehensive loss by approximately $6,000 (2010 - $Nil).

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from foreign currency risk or interest rate risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities.  Reasonably expected changes in market value would have an insignificant impact on net loss and comprehensive loss.

5.            CAPITAL MANAGEMENT

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

6.            INVESTMENTS

At March 31, 2011, the Company held investments as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(18,495)	$9,423
Avino Silver & Gold Mines Ltd.	4,200	1,554	12,348	13,902
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(6,147)	$23,326

At March 31, 2010, the Company held investments as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	4,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(5,593)	$23,880

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors with the Company.

7.            RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Maturity dates range from July 28, 2011 to January 12, 2012 with interest rates ranging from 0.20% to 0.50%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.            MINERAL PROPERTIES

	Congress	Gold Bridge	Cordero Sanson	Other	Total
	(Note 8(a))	(Note 8(b))	(Note 8(c))	(Note 8(d))

Balance, March 31, 2009	$985,980	$247,780	$61,546	$9,092	$1,304,398
Deferred exploration costs
Acquisition	-	-	72,867	-	72,867
Assays	-	-	104,085	-	104,085
Assessment, permits and filing fees	2,283	-	44,761	-	47,044
Consulting	-	153	-		153
Drilling	-	-	677,610	-	677,610
General supplies and services	88	-	357,442	-	357,530
Geological and management services	-	-	496,154	-	496,154

Balance, March 31, 2010	988,351	247,933	1,814,465	9,092	3,059,841
Deferred exploration costs
Acquisition	-	-	171,887,831	-	171,887,831
Assays	-	-	530,935	-	530,935
Assessment, permits and filing fees	2,373	-	273,894	-	276,267
Drilling	-	-	5,860,011	-	5,860,011
General supplies and services	-	-	126,671	-	126,671
Geological and management services	-	-	68,838	-	68,838
Mexican value added tax	-	-	761,038	-	761,038
Write-down of properties	(990,723)	(247,932)	-	-	(1,238,655)

Balance, March 31, 2011	$1	$1	$181,323,683	$9,092	$181,332,777

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement. During the year ended March 31, 2011, the Company wrote down the value of the property to a nominal value of $1. The Company is keeping all claims in good standing; however, no exploration is currently planned for this property.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.            MINERAL PROPERTIES (Continued)

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014. During the year ended March 31, 2011, the Company wrote down the value of the property to a nominal value of $1. The Company is keeping all claims in good standing; however, no exploration is currently planned for this property.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

In February 2009, the Company signed a Letter of Intent with VHV, whereby the Company will earn a 51% interest from VHV by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 (incurred) by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, VHV will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of March 31, 2011, the Company had completed the required $1,250,000 exploration expenditures towards its earn-in commitment, with the following additional option payments to be completed:

(a)        US$57,500 on or before March 21, 2010 (paid);
(b)        US$10,000 on or before May 21, 2010 (paid);
(c)        US$5,000 on or before July 21, 2010 (paid);
(d)        US$5,000 on or before August 21, 2010 (paid);
(e)        US$5,000 on or before October 21, 2010 (paid);
(f)         US$150,000 on or before February 21, 2011 (paid);
(g)        US$300,000 on or before February 21, 2012; and
(h)        US$1,050,000 on or before February 21, 2013.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 3).

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.            MINERAL PROPERTIES (Continued)

(d)            Other claims (Continued)

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

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold Inc. ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)         Incur $250,000 on or before December 31, 2009 (completed);
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

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral’s and the Company’s joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.  During the year, Barrick elected to terminate the agreement.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

8.            MINERAL PROPERTIES (Continued)

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

9.            EQUIPMENT

	2011			2010
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer equipment	$6,990	$1,623	$5,367	$2,256	$338	$1,918
Furniture and equipment	8,443	6,356	2,087	8,443	5,837	2,606
Vehicle	22,656	3,400	19,256	-	-	-
	$38,089	$11,379	$26,710	$10,699	$6,175	$4,524

10.          CAPITAL STOCK

(a)        Authorized: Unlimited number of common shares without par value

(b)        Issued

During the year ended March 31, 2011:

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The proceeds of the private

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(b)            Issued (Continued)

placement have been allocated using the relative fair value method resulting in $9,065,037 recorded as capital stock and $2,038,978 as contributed surplus. The fair value of the warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 106.80% and an expected life of 18 months. Total share issue costs of $1,052,149 were incurred for the private placement, including cash commission of $525,026 and 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011, valued at $414,736. The fair value of the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 96.65% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs.

An amount of 8,958,484 warrants were exercised for gross proceeds of $3,723,824. The Company reallocated the fair value of these warrants previously recorded in the amount of $1,011,740 from contributed surplus to capital stock.

An amount of 265,000 stock options were exercised for gross proceeds of $138,750. The Company reallocated the fair value of these options previously recorded in the amount of $93,778 from contributed surplus to capital stock.

During the year ended March 31, 2010:

On January 7, 2010, the Company closed the final tranche of the brokered private placement initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half of one common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $25,671 recorded as capital stock and $9,329 as contributed surplus.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,681,715 recorded as capital stock and $611,135 as contributed surplus. The Company paid commission equal to 7% of the gross proceeds, which consisted of $94,735 cash and 187,898 units having the same terms as the placement units. The units were valued as $48,235 attributed to capital stock and $17,529 to contributed surplus. In addition, the Company issued 458,570 broker warrants, exercisable at a price of $0.55 per unit until December 31, 2010. The broker warrants were valued at $116,651. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.43%, dividend yield of nil, volatility of 181.11% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $348,411 were incurred as part of the private placement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
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

An amount of 2,944,135 warrants were exercised for gross proceeds of $820,447. The Company reallocated the fair value of these warrants previously recorded in the amount of $135,471 from contributed surplus to capital stock.  The 1,375,000 stock options were exercised for gross proceeds of $180,000. The Company reallocated the fair value of these options previously recorded in the amount of $119,556 from contributed surplus to capital stock.

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

An amount of 1,000,000 warrants were exercised for gross proceeds of $150,000.

An amount of 150,000 stock options were exercised for gross proceeds of $15,000. The Company reallocated the fair value of these options previously recorded in the amount of $12,450 from contributed surplus to capital stock.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
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

Details of the status of the Company's stock options as at March 31, 2011 and 2010 and changes during the years then ended are as follows:

	2011		2010
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, beginning of year	1,900,000	$0.38	2,325,000	$0.17
Granted	13,465,000	$1.40	1,100,000	$0.50
Exercised	(265,000)	$0.52	(1,375,000)	$0.13
Forfeited	(225,000)	$0.49	(150,000)	$0.29

Options outstanding, end of year	14,875,000	$1.30	1,900,000	$0.38
Options exercisable, end of year	14,410,418	$1.30	1,537,500	$0.32

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at March 31, 2011, the following stock options were outstanding and exercisable:

Number Outstanding	Number Exercisable	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
350,000	350,000	$0.21	$0.10	0.07	$1.59	April 25, 2011
150,000	150,000	$0.10	$0.06	0.51	$1.70	October 2, 2011
50,000	18,750	$1.25	$0.38	0.63	$0.55	November 15, 2011
50,000	18,750	$1.35	$0.43	0.63	$0.45	November 15, 2011
50,000	18,750	$1.50	$0.21	0.63	$0.30	November 15, 2011
235,000	235,000	$0.70	$0.45	0.96	$1.10	March 15, 2012
100,000	91,667	$0.85	$0.69	1.09	$0.95	May 1, 2012
100,000	91,667	$1.25	$0.55	1.09	$0.55	May 1, 2012
100,000	79,167	$0.85	$0.94	1.21	$0.95	June 14, 2012
100,000	79,167	$1.25	$0.78	1.21	$0.55	June 14, 2012
150,000	150,000	$0.35	$0.21	2.46	$1.45	September 14, 2012
50,000	50,000	$0.50	$0.12	2.46	$1.30	September 14, 2012
500,000	187,500	$1.25	$0.86	2.63	$0.55	November 15, 2013
325,000	325,000	$0.25	$0.12	3.08	$1.55	April 28, 2014
200,000	200,000	$0.70	$0.53	3.83	$1.10	January 28, 2015
700,000	700,000	$0.65	$0.48	4.31	$1.15	July 20, 2015
3,450,000	3,450,000	$1.00	$0.77	4.43	$0.80	September 3, 2015
8,215,000	8,215,000	$1.65	$1.44	4.99	$0.15	March 25, 2016
14,875,000	14,410,418			4.27

As at March 31, 2010, the following stock options were outstanding and exercisable:

Number Outstanding	Number Exercisable	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
75,000	75,000	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000	400,000	$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000	200,000	$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000	25,000	$0.18	$0.11	1.82	$0.71	January 26, 2012
300,000	0	$0.70	$0.45	1.96	$0.19	March 15, 2012
150,000	150,000	$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000	50,000	$0.50	$0.12	2.46	$0.39	September 14, 2012
400,000	337,500	$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000	300,000	$0.70	$0.53	4.83	$0.19	January 28, 2015
1,900,000	1,537,500			2.60

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(d)           Stock-based compensation

Stock-based compensation expense is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2011	2010	2009

Risk-free interest rate	2.43%	1.92%	N/A
Expected dividend yield	0	0	N/A
Expected stock price volatility	114.41%	127.90%	N/A
Expected option life in years	4.74	4.18	N/A
Forfeiture rate	0%	0%	N/A
Fair value at grant date	1.18	0.24

During the year ended March 31, 2011, the Company granted 13,465,000 stock options exercisable at prices ranging from $0.65 to $2.00 for one and five years to directors, officers, employees and consultants. The Company recorded stock-based compensation expense of $15,604,956 (2010 - $237,846; 2009 - $10,358) on the portion of stock options that vested during the year ended March 31, 2011. The amounts recorded as stock-based compensation are allocated as follows:

	2011	2010	2009

Directors, officers and employees	$13,634,853	$188,326	$-
Investor relations	-	-	10,358
Consultants	1,970,103	49,520	-
	$15,604,956	$237,846	$10,358

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2011 and 2010 and changes during the years ended on those dates is presented below:

	2011		2010
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding, beginning of year	8,698,484	$0.35	5,000,000	$0.15
Issued	8,469,393	$1.17	6,642,619	$0.47
Issued on acquisition of VHV	6,259,550	$0.78	-	-
Exercised	(8,958,484)	$0.42	(2,944,135)	$0.28
Expired	(55,000)	$0.35	-	-

Warrants outstanding, end of year	14,413,943	$1.01	8,698,484	$0.35

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

10.          CAPITAL STOCK (Continued)

(e)           Share purchase warrants (Continued)

As at March 31, 2011 and 2010, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	2011	2010
March 27, 2010/March 27, 2011	$0.15/$ 0.25	-	3,950,000
July 29, 2010	$0.35	-	870,465
December 31, 2010	$0.55	-	3,878,019
June 21, 2011	$0.51	90,000	-
June 21, 2011	$0.60	2,244,750	-
August 31, 2011	$1.00	766,720	-
February 29, 2012	$1.20	7,387,673	-
April 8, 2012	$0.79	844,800	-
April 8, 2012	$0.92	3,080,000	-

		14,413,943	8,698,484

11.          RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011:

(a)
$159,267 (2010 - $82,512; 2009 - $90,293) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,047 has been capitalized under mineral properties;

(b)	$415,000 (2010 - $50,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$211,063 (2010 - $117,992; 2009 - $60,136) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $211,063 (2010 - $117,992; 2009 - $35,389) has been capitalized under mineral properties and $Nil (2010 - $Nil; 2009 - $24,746) has been expensed under general exploration; and

(d)
$3,386 (2010 - $3,663; 2009 - $8,310) was charged to the Company for exploration costs associated with the Company’s mineral properties in the State of Nevada from Coral, a public company with common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

11.          RELATED PARTY TRANSACTIONS (Continued)

The amount due from a related party consists of $5,564 (2010 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided, $504 (2010 - $Nil) owing from a private company controlled by a former director and $Nil (2010 - $42,947) due from a private company controlled by a director and officer.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $34,184 (2010 - $24,426) owed to Oniva, $57,901 (2010 - $56,788) owed to a public company related by way of common directors and $135,930 (2010 - $57,698) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

12.          SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the 2011 and 2010 fiscal years. The majority of losses for 2011, 2010 and 2009 are as a result of Canadian head office costs. The assets of the Company are geographically segmented as follows:

2011	Canada	US	Mexico	Total
Current assets	$19,733,990	$-	$736,577	$20,470,567
Due from related party	6,068	-	-	6,068
Reclamation deposits	32,629	-	-	32,629
Mineral properties	9,089	3	181,323,685	181,332,777
Equipment	26,710	-	-	26,710
	$19,808,486	$3	$182,060,262	$201,868,751

2010	Canada	US	Mexico	Total
Current assets	$2,064,486	$-	$8,454	$2,072,940
Due from related party	48,511	-	-	48,511
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,373	3	1,814,465	3,059,841
Equipment	4,524	-	-	4,524
	$3,395,523	$3	$1,822,919	$5,218,445

13.          COMMITMENTS

The Company has various vehicle lease agreements with expiry dates between 2011 and 2015.  The commitments for the next five fiscal years are as follows:

2012	$14,294
2013	$14,647
2014	$14,647
2015	$14,647
2016	$1,221

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

14.          INCOME TAXES

The components of future income taxes are as follows:

	2011	2010	2009

Future income taxes
Non-capital loss carry-forwards	$5,349,000	$2,374,000	$1,866,000
Capital loss carry-forwards	3,380,000	3,380,000	3,380,000
Difference in tax value over net book value of equipment	491,000	477,000	475,000
Difference in tax value over (under) net book value of mineral properties	(183,026,500)	5,543,000	5,555,000
Share issue costs and other	1,092,000	379,000	57,000

	(172,714,500)	12,153,000	11,333,000
Canadian tax rate	25.00%	25.00%	26.00%
	(43,178,625)	3,039,000	2,946,580
Valuation allowance	(4,094,625)	(3,039,000)	(2,946,580)

Future income tax asset (liability)	$(47,273,250)	$-	$-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized in the foreseeable future.

The non-capital losses that may be carried forward to apply against future years' income for Canadian income tax purposes will expire as follows:

Available to	Amount

2014	$174,000
2015	166,000
2026	256,000
2027	338,000
2028	525,000
2029	295,000
2030	620,000
2031	2,884,000

$5,258,000

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

14.          INCOME TAXES (Continued)

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended March 31, 2011, the Canadian statutory rate is 28.00% (2010 - 29.63%; 2009 – 28.00%).

	2011	2010	2009

Income tax benefit computed at Canadian statutory rates	$(5,125,701)	$(216,563)	$(92,630)
Stock-based compensation	4,369,388	70,474	2,900
Other permanent differences	(163,656)	2,563	-
Change in tax rates	89,697	143,965	302,744
Change in timing differences	(225,353)	(92,458)	(4,766)
Effect of unrecognized future income tax asset	1,055,625	92,109	(208,248)

Income tax provision (recovery)	$-	$-	$-

15.          SUBSEQUENT EVENTS

The following occurred subsequent to March 31, 2011:

(a)	13,055,243 warrants were exercised for gross proceeds of $13,359,850 and 530,000 options were exercised for gross proceeds of $192,000.

(b)	1,100,000 options were granted to consultants and directors.

(c)
On May 19, 2011, the Company completed a placement of 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000. The Company paid a cash commission of 5% of the gross proceeds and issued common share purchase warrants equal to 5% of the common shares issued. Each warrant is exercisable into one common share of the Company at an exercise price of $1.95 for a period of 18 months from closing.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

(a)	Recent US accounting pronouncements

(i)
In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”. This update amends ASC 820, “Fair Value Measurements and Disclosure”, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset; (ii) the quoted price for a similar liability or for a similar liability when traded as an asset; or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

(ii)
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements.  This standard is effective for the Company’s interim and annual periods commencing April 1, 2011 and will require additional disclosure such as disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

(iii)
In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718)”.  The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability.   The amendments in this update are effective for the Company’s interim and annual periods commencing April 1, 2011.The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award.  The Company is currently evaluating the impact of this update on the consolidated financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

16.	DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(a)	Recent US accounting pronouncements (Continued)

(iv)
The FASB has issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRSs.

The amendments in this update are to be applied prospectively and are effective  for the Company’s interim and annual periods commencing April 1, 2011. Early application is not permitted.

(b)	Mineral properties

(i)	Congress Adjustment

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

(ii)	Capitalized Mineral Property Expenditures

Under Canadian GAAP, exploration and development expenditures are capitalized (Note 2(c)). Under US GAAP, all exploration expenditures are charged to operations when incurred. If these financial statements were prepared in accordance with US GAAP, mineral properties would be reduced by $9,339,566 (2010 - $2,954,461).

(iii)	Flow-through Shares

Under Canadian tax legislation, the Company can renounce mineral exploration expenditures to flow-though shareholders.  Under Canadian GAAP, the tax effect on renounced expenditures on flow-through share issuances are treated as share issue costs. Under US GAAP, the premium paid for flow-through shares in excess of market value at the time of issue is credited to other liabilities.  The liability is relieved and the corresponding future income tax liability is recognized when the Company renounces its exploration expenditures to the flow-through investors. The difference between the liability recorded at the time of issuance and the deferred tax liability upon renunciation is included as income tax expense.    If these financial statements were prepared in accordance with US GAAP, capital stock would increase by $183,907.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(c)	Reconciliation of consolidated total assets, liabilities and shareholders' equity at March 31:

	2011	2010

Total assets for Canadian GAAP	$201,868,751	$5,218,445
Adjustments to US GAAP
Capitalized mineral property expenditures	(9,339,566)	(2,954,461)
Total assets for US GAAP	$192,529,185	$2,263,984

Total liabilities for Canadian and US GAAP	$48,134,845	$208,714

Capital stock for Canadian GAAP	$169,682,557	$26,187,285
Adjustments to US GAAP
Flow-through shares	183,907	183,907
Congress adjustment	(1,696,550)	(1,696,550)
Capital stock for US GAAP	$168,169,914	$24,674,642

Contributed surplus and deficit for Canadian GAAP	$(15,942,504)	$(21,171,961)
Adjustments to US GAAP
Capitalized mineral property expenditures	(9,339,566)	(2,954,461)
Flow-through shares	(183,907)	(183,907)
Congress adjustment	1,696,550	1,696,550
Contributed surplus and deficit for US GAAP	$(23,769,427)	$(22,613,779)

Accumulated other comprehensive income per Canadian and US GAAP	$(6,147)	$(5,593)

Total liabilities and shareholders’ equity per US GAAP	$192,529,185	$2,263,984

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(d)	Reconciliation of consolidated net loss for the years ended March 31:

	2011	2010	2009

Net loss for Canadian GAAP	$(18,323,260)	$(730,892)	$(330,822)
Adjustments decreasing (increasing) net loss
Exploration expenditures/recovery for year	(6,385,105)	(1,682,576)	93,836

Net loss for US GAAP	$(24,708,365)	$(2,413,468)	$(236,986)

Loss per share for Canadian GAAP	$(0.23)	$(0.01)	$(0.01)

Loss per share for US GAAP	$(0.31)	$(0.04)	$(0.01)

Weighted average number of common shares outstanding (Canadian and US GAAP)	78,689,400	56,351,851	45,364,278

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(in Canadian Dollars)
Years ended March 31

16.          DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP (Continued)

(e)	Reconciliations of consolidated statements of cash flows for the years ended March 31:

	2011	2010	2009

Net cash used in operating activities for Canadian GAAP	$(1,051,431)	$(446,536)	$(238,622)

Adjustments to net loss involving use of cash
Expenditures on mineral interests	(7,545,271)	(1,682,576)	(37,114)

Net cash used in operating activities for US GAAP	(8,596,702)	(2,129,112)	(275,736)

Net cash provided by (used in) investing activities for Canadian GAAP	4,551,898	(1,731,209)	(99,972)

Expenditures on mineral property interests	7,545,271	1,682,576	37,114

Net cash provided by (used in) investing activities for US GAAP	12,097,169	(48,633)	(62,858)

Net cash flows provided by financing activities for Canadian and US GAAP	14,329,176	3,914,615	413,000

Effect of foreign exchange on cash	166	(11,658)	-

Net increase (decrease) in cash for Canadian and US GAAP	17,829,809	1,725,212	74,406
Cash, beginning of year for Canadian and US GAAP	2,020,948	295,736	221,330

Cash, end of year for Canadian and US GAAP	$19,850,757	$2,020,948	$295,736

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

October 14, 2011	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name

1.1	Memorandum of Levon Resources Ltd.
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer
12.2	Certification of the Principal Financial Officer
13.1	Certificate of Principal Executive Officer under the Sarbanes-Oxley Act
13.2	Certificate of Principal Financial Officer under the Sarbanes-Oxley Act

________________________
* Previously filed