Form 20-F
period 2012-03-31
LEVON RESOURCES LTD.
filed 2012-07-09
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2012
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  199,754,423 common shares as at March 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

Introduction

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" refers to Levon Resources Ltd.
Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities regulations. Such forward-looking statements concern the Company’s anticipated results and developments in the our operations in future periods, planned exploration and, if warranted, development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the uncertainty regarding our ability to continue as a going concern;

•	risks related to our history of losses and our need to raise additional capital to continue our operations and to mine our properties;

•	risks related to our lack of history of producing metals from our mineral properties;

•	risks related to increased costs affecting our financial condition;

•	risks related to shortages of equipment and supplies;

•	risks related to mining and resource exploration being an inherently dangerous activity;

•	risks related to resource estimates;

•	risks related to material changes in resource estimates;

•	risks related to the mining industry being highly speculative and involving substantial risks;

•	risks related to our properties being in the exploration stage;

•	risks related to fluctuations in the market prices of commodities, including gold;

•	risks related obtaining necessary permits and licenses;

•	risks related to our activities being subject to governmental, environmental and other regulations;

•	risks related to pending and potential future regulations regarding climate change;

•	risks related to land reclamation costs;

•	risks related to our activities being subject to potential political and economic instability and unexpected regulatory change;

•	risks related to our lack of insurance coverage for certain activities;

•	risks related to potential litigation;

•	risks related to our acquisition activities;

•	risks related to competition in the mining industry;

•	risks related to potential conflicts of interest of our management;

•	risks related to our dependence on our management;

•	risks related to our managing growth;

•	risks related to foreign currency fluctuations;

•	risks related to differences in US and Canadian reporting practices for mineral reserve and resource estimates;

•	risks related to potential joint ventures and partnerships;

•	risks related to evolving corporate governance and public disclosure standards;

•	risks related to uncertainty regarding claims of title and right of aboriginal people;

•	risks related to our not having paid dividends to date;

•	risks related to our stock price and volume being volatile; and

•	risks related to our being a foreign private issuer.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below.  If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  Investors should consult the Company’s quarterly and annual filings with Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”) for additional information on risks and uncertainties relating to forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

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

Cautionary Note to United States Investors Concerning Reserve and Resource Estimates

As used in this Annual Report, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this annual report on Form 20-F are reported in Canadian dollars. For all periods up to and including the year ended March 31, 2012, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’). The annual audited consolidated financial statements for the year ended March 31, 2012 are our first annual consolidated financial statements that have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards. See International Financial Reporting Standards — Transition from Canadian GAAP to IFRS in our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included in this annual report on Form 20-F under ‘‘Item 5 — Operating and Financial Review and Prospects.’’

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 2 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared at April 1, 2010, our date of transition to IFRS. Note 17 of our annual audited consolidated financial statements explains the principal adjustments we made in restating our previously published Canadian GAAP statements of financial position as at April 1, 2010 and March 31, 2011 and our previously published Canadian GAAP consolidated statements of operations and comprehensive loss for the year ended March 31, 2011.

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

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements.

For the years ended March 31, 2012 and 2011, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our March 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years and the periods ended March 31, 2010, 2009, and 2008. We have adjusted our consolidated financial information at and for the year ended March 31, 2011, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended March 31, 2011 may differ from information previously published. We adopted IFRS with a transition date of April 1, 2010. For details regarding the adjustments made with respect to the comparative data refer to Note 17 to our annual audited consolidated financial statements contained in this annual report on Form 20-F.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors”  and ‘‘Item 5 — Operating and Financial Review and Prospects.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended March 31, 2012 and 2011. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 17 — Financial Statements.’’

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	March 31, 2012 (IFRS)	March 31, 2011 (IFRS)
Total Revenues	$ -	$ -
Loss before other items	(13,735,479)	(24,684,097)
Net Loss for the Year	(13,124,833)	(24,642,101)
Net Comprehensive Loss for the Year	(13,140,449)	(24,642,655)
Loss per Share, Basic and Diluted	(0.07)	(0.31)
Total Assets	184,859,967	145,255,935
Total Liabilities	708,372	861,595
Working Capital	58,048,017	19,608,972
Share Capital	230,608,666	169,689,837
Total Equity	184,151,595	144,394,340
Weighted Average Number of Common Shares Outstanding	194,269,099	78,689,400

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2008	1.0327	1.0279	1.1584	0.9170
2009	1.1264	1.2602	1.3000	0.9844
2010	1.0904	1.0156	1.2643	1.0113
2011	1.0163	0.9718	1.0778	0.9686
2012	1.0172	0.9991	1.0604	0.9449

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate.  As of July 5, 2012, the exchange rate was CDN$1.0191 for each US$1.00.

Month	High	Low
Jan 2012	1.0014	0.9735
Feb 2012	1.0016	0.9866
March 2012	1.0153	0.9985
April 2012	1.0197	0.9961
May 2012	1.0164	0.9663
June 2012	0.9825	0.9599

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have not been profitable since our inception. For the fiscal year ended March 31, 2012, we had a net loss of $13,124,833 and an accumulated deficit on March 31, 2012 of $62,899,323. We have not generated revenues from operations and do not expect to generate revenues from operations until one or more of our properties are placed in production. All of our properties are in the exploration stage, which means that we have known mineral reserves on our properties. We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. If the Company fails to raise additional funds it will curtail its activities and may risk being unable to maintain its interests in its mineral properties.

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

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As we have not completed feasibility studies on all of our properties and have not commenced actual production, mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this Annual Report have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver or other commodities may render portions of our mineralization and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability determinations we reach. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our share price and the value of our properties.

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

We cannot predict the effect of these factors on metal prices. Gold prices quoted in US dollars have fluctuated during the last several years. The price of gold (London Fix) has ranged from $1,316 to $1,896 per ounce during calendar 2011, closing at $1,574.50 on December 30, 2011; $1,058 to $1,421 per ounce during calendar 2010, closing at $1,405.50 on December 30, 2010; $810 to $1,212 per ounce during calendar 2009, closing at $1,087 on December 30, 2009; from $712 to $1,011 per ounce during calendar 2008, closing at $865 on December 31, 2008.

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

Joint ventures and other partnerships may expose us to risks.

In the future, we may enter into joint ventures or other partnership arrangements with other parties in relation to the exploration, development and production of certain of the properties in which we have an interest. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendments of constating documents, and the pledge of joint venture assets, which means that each joint venture party may have a veto right with respect to such decisions which could lead to a deadlock in the operations of the joint venture or partnership. Further, we may be unable to exert control over strategic decisions made in respect of such properties. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of our common shares.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of noncompliance, which could have an adverse effect on our stock price.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the SEC. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) with increased disclosure obligations for public companies and mining companies in the United States. Our efforts to comply with the Dodd-Frank Act and other new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks Related to Our Securities

Our common shares have limited and volatile trading volume.

Although our common shares are listed on the TSX Exchange, referred to as the “TSX” and the Frankfurt Stock Exchange, referred to as the “FSE”, and are occasionally traded in the United States on the “grey market”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for our common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our common shares have experienced volatility in  share price.

In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like us, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2012 fiscal year, our common share fluctuated on the TSX between a low of $0.66 and a high of $2.38.  Subsequent to the 2012 fiscal year, our common share price has fluctuated between a low of $0.38 and a high of $0.72.  Significant fluctuations in our common share price is likely to continue, and could potentially increase in the future.

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

 We generally will be designated as a "passive foreign investment company" under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if, for a tax year, (a) 75% or more of our gross income for such year is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the far market value of such assets.  United States shareholders should be aware that we believe we were classified as a PFIC during its tax year ended March 31, 2012, and may be a PFIC for future taxable years.  If we are a PFIC for any taxable year during which a United States person holds our securities, it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of our securities as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on our common shares.  Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.  See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below.  Each United States shareholder should consult its own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares, including the application of the PFIC rules.

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

The Company’s common shares are listed on the TSX Exchange under the symbol “LVN”, and the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the “grey market” under the symbol “LVNVF”.

B.	Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on silver and gold exploration. The Company’s most recent activities have been conducted on the Cordero-Sanson Property located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims were comprised of claims wholly-owned by Valley High Ventures Ltd. (“Valley High”) by agreement with small local mining companies, and certain other claims that were staked by the Company. In February 2009, the Company signed a Letter of Intent with Valley High, whereby Levon would earn a 51% interest in Valley High’s wholly owned Cordero-Sanson Property (“Cordero”). On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the “Arrangement”) giving the Company 100% ownership in the Cordero Property.

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

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, and instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share. As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to exploration and evaluation assets.  The allocation of the consideration given and net assets acquired of this transaction is summarized as follows:

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

Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties, further exploration  work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

In previous years, the Company focused its exploration activities on its properties located in British Columbia, Canada. These are located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada and 4 kilometers northeast of the small town of Goldbridge (population 50) in the Lillooet Mining Division, NTS 092J15W.  Exploration there has been concluded and the properties are for sale.

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

Cordero Project, Chihuahua State, Mexico

Ownership.

The Company owns a 100% interest in the project which includes about 20,000 hectares of staked and optioned mining claims in two separate parcels.  A single 19 hectare claim is under negotiation to consolidate the entire district.  Notarized surface access agreements are in place with all surface rights owners for all the key central mining claims.  The surface access rights agreements with local family ranches are all transferable to third parties as are all underlying mining claim agreements within the historical Cordero mining district.

The Cordero project staked claims are owned 100% by Minera Titan S.A. de C.V. - a wholly owned Mexican subsidiary of Levon.  Optioned claims at the Cordero project are optioned to Minera Titan.

Mining claims owned by Levon through Minera Titan are staked claims, royalty free and good in perpetuity as long as annual assessment work and filings are completed.  Minera Titan purchased the mining concession named “San Pedro”, title 215161 from Minera de Cordilleras, S.A. de C.V. on August 4, 2010.  In the purchase agreement, a royalty of 2% NSR was agreed.  The royalty is only related to this lot.  The annual assessment work is minimal and annual reporting is due in May; the Company has satisfied its assessment and reporting requirements for 2011. Underlying agreements for mining claims are notarized option to purchase agreements, are good in perpetuity as long as payments are made subject to the underlying agreement

•
EXPLORATION AND OPTION AGREEMENT WITH MR. ELOY HERRERA. Minera Titan shall pay to Mr. Herrera a royalty of 1% of net smelter return (NSR). The royalty will be calculated on the first hand purchaser´s payment. Minera Titan has right of first refusal to acquire to Mr. Herrera´s royalty in front of any proposal of a third bona fide third party.

•
EXPLORATION AND OPTION AGREEMENT WITH JANDRINA, S.R.L Minera Titan shall pay to Jandrina a royalty of 2% of net smelter return (NSR) . Minera Titan has the followings rights: (i) To acquire until the 50% of the royalty (1%) paid to Jandrina USD$500,000.00 for each 0.50%. and (ii) The right of first refusal to acquire to Jandrina´s royalty in front of any proposal of a third bona fide third party.

All option agreement payments apply to the NSR on production. All option payments to date total about $1.5 million toward the purchase option.  See the table below for option payment information.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual payments for the optioned mining claims and the annual assessment on the staked mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero project is approximately 19,884.3 hectares. The table below lists Levon’s Cordero project claims and agreement obligations:

Table 1: Levon Resources Ltd. Mexican Cordero Properties January 6, 2011
Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Cordero	Chihuahua, MX	Minera Titan S.A. de C.V. Mexico: 28191*1	Sansón	230434	7,510.8325	100% Titan	n/a	Paid to June 30, 2012	Complete to May 2011
Titan II (Formally Irmita) and Peral acquired in  lottery in October 2010.

Survey work filed for both Titan II and Perla.  (Perla has been titled)
Perla was title on May 31, 2012. mining taxes. The proportional part of the first semester of 2012 will be paid in July jointly  with the second semestre, 2012.

San Pedro purchased (100%) from Cordilleras in 2010.Underlying 2% NSR. Minera Titán has first right of refusal.

			Sansón I	231280	950.0000		n/a	Paid to June 30, 2012	Complete to May 2011
			Sansón II	231281	400.0000		n/a	Paid to June 30, 2012	Complete to May 2011
			Sansón fracción 1	228104	0.0763		n/a	Paid to June 30, 2012	Complete to May 2011
			Sansón fracción 2	228105	0.0906		n/a	Paid to June 30, 2012	Complete to May 2011
			Titán	235089	1,700.0000		n/a	Paid to June 30, 2012	Complete to May 2011
			Titán I	235090	8,150.0000		n/a	Paid to June 30, 2012	Complete to May 2011
			Titán II	16/39514*	100.0000		n/a	No taxation until titled	No assessment until titled
			Perla	240461	400.0000		n/a	Recently titled	Recently titled
			San Pedro	215161	1.9422		n/a	Paid to June 30, 2012	Complete to May 2011
			San Octavio	165481	2.0000		n/a	Paid to June 20, 2012.	Complete to May 2011
San Octavio Claim was acquired by Minera Titan on May,2012.

Related to the assessment filing, this claim is less than 10 Ha, according with the law, his owner does not had obligation to submit the proof.

Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Cordero	Chihuahua, MX	Minera Titan S.A. de C.V. Mexico: 28191*1	Unif. Cordero	171994	218.8613	Held under option by Titan to acquire 100% interest from Jandrina, S. de R.L. (Fernando Rascón )
$150,000 (paid Feb. 21, 2011)
$220,000 (due Feb. 21, 2012)
$1,470,000 (due Feb. 21, 2013).

Once the option has been exercised, 2% NSR; up to 1% can be purchased at a rate of US$500,000 per 0.5%; (optionee retains first right of refusal on remaining NSR).
								Paid to June 30, 2012	Complete to May 2011
			Argentina	179438	3.9140			Paid to June 30, 2012	Complete to May 2011
			Catas de Plateros	177836	2.0000			Paid to June 30, 2012	Complete to May 2011
			Sergio	214655	9.8172			Paid to June 30, 2012	Complete to May 2011
			El Santo Job	213841	155.5708			Paid to June 30, 2012	Complete to May 2011
			Todos Santos	238776	2.5042			Paid to June 30, 2012	Recently titled
			Josefina	172145	6.0750	Held under option by Titan to acquire 100% interest from Mr. Eloy Herrera	$150,000 (paid Feb. 21, 2011) $300,000 (due Feb. 21, 2012) $1,500,000 (due Feb. 21, 2013) Once the option has been exercised, 1% NSR (optionee retains first right of refusal on remaining 1% NSR)	Paid to June 30, 2012	Complete to May 2011
			Berta	182264	16.5338			Paid to June 30, 2012	Complete to May 2011
			La Unidad dos	212981	175.7555			Paid to June 30, 2012	Complete to May 2011
			La Unidad	178498	78.2960			Paid to June 30, 2012	Complete to May 2011

			TOTAL AREA (All Tenures) 19,884.2694 ha				* Application Number (title number provided when tenure granted)

Geological Setting

Cordero encompasses an emerging district centered on high level, Tertiary porphyry style, bulk tonnage, open pit silver, gold, zinc, lead mineralization located in rolling cattle country and accessed by state highways.  Cordero is within an emerging Chihuahua-Zactatecas regional trend of similar deposits, which includes Penasquito (GoldCorp), Camino Rojo (GoldCorp), Pitarilla (Silver Standard) and San Agustin (Silver Standard) and others that appear to be part of a transcontinental belt of similar deposits, which has yet been completely defined in the literature.  Cordero includes two porphyry belts and a third mineralized volcanic center to the south (Perla).  Cordero is projected to have discovery potential for multiple bulk tonnage, open pit deposits.  Drilling in 2009, 2010,  2011 and 2012 (112,000 m core drilling total in 250 holes) has encountered significant and consistent mineralization with discovery zones found and grid drilled in the Pozo de Plata Diatreme, Josefina Mine Zone and Cordero Porphyry Zone.  The zones combine into a large scale, bulk tonnage, open pit silver, gold, zinc, lead NI 43-101 compliant mineral resource (reported in the Mineral Resources section below).

Silver, gold, zinc, lead and locally copper and moly mineralization at Cordero is controlled by a belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a sequence of interbedded Cretaceous limestone, calcareous mudstone, siltstone and sandstone.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt about 60% since 2009 at the beginning of Levon's exploration.  It appears that all six intrusives in this area are mineralized and encompass targets for bulk tonnage Ag, Au, Zn, Pb type deposits.  Recognition of three mineralized diatreme complexes to the southwest of the current resource and active and past mines in the Cordero district significantly expands the untested exploration potential of the area.  The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt vary systematically, from a shallow exposed porphyry stock in the northeast to progressively deeper intrusive centers toward the southwest.  This district scale pattern accounts for the three high levels, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast.  Recognition of this geologically controlled geometry is guiding the systematic district scale exploration.

Drill results reveal five types of silver, gold, zinc and lead vein mineralization:

●	Type 1 – Narrow, high grade vein zone mineralization of galena, sphalertie and some tetrahedrite and wire silver.

●
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

●
Type 3 - High grade, massive sulfide replacement type mineralization (mantos) within the contact zones of porphyry intrusives; coarse grained argentiferous galena, sphalerite and lessor pyrite.  Type 3 mineralization is exposed only in drill holes in the Pozo de Plata Diatreme and was discovered in hole C10-31.  It represents a prime high grade mineralization target type.

●
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits;  sphalerite, marmotite, argentiferous galena, minor, very fine grained silver sulfosalt minerals (species not known), pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals;  porphyry style pervasive and stockwork controlled and zoned alteration assembledges, from  green argillic, argillic, propyllitic, phyllic and potassic  alteration  toward the center of the mineralized system, but with pervasive and vein, intergrown alteration minerals that include rusty weathering carbonate and rhodacrosite and calcite, often substituting for silica within the alteration assembledges.  The carbonate, rich alteration is displayed within the porphyry and diatreme mineralization (Types 2 and 4).  Best exposed in drill core of the Cordero Porphyry Zone and in weathered rocks at the surface in the Zone.

●
Type 5 – Younger granodiorite porphyry hosted disseminated and stockwork porphyry style copper and molyodenite mineralization beneath the porphyry silver, gold, zinc, lead mineralization of the resource in a northeast part of the resource.

Location and Access

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

Surface Access Rights

        We have notarized agreements for exploration surface rights with ranch owners with lands on our central mining claims covering the mineral resource and on all outlying exploration targets on our claims.  The surface rights agreements require monthly rental payments to remain in good standing.  The surface rights agreements are of unlimited term and are transferable to any assigned third party. As of March 31, 2012, our average monthly payments were approximately $10,000 and we had promptly made all required payments.

Infrastructure

To accommodate processing, sampling and storing the drill core, the Company has built three core sheds to store the core samples, including the rehabilitation of an adobe hay barn that serves as a field office, core sampling facilities and core storage.  The Company constructed a water supply station to supply water to the core shed facilities and the core drills.  There are no modern, large scale mining facilities or equipment at the project since it is an exploration stage project.  Artisan miners who are contractors for the owners of the optioned claims, continue small scale, hand sorted ore mining operations in shallow shafts in the district under provisions of the option agreements.  Their operations can be terminated on demand under the option agreements at Levon's discretion.

Exploration Costs

Exploration expenditures to date total about $20 million. The Company has completed 112,000 metres of core drilling in four Phases of exploration to date.  Phase 4 exploration also includes advancing the engineering studies of the project including water and power supplies, metallurgy, preliminary mine design, and advancing the expanded exploration land use permit.

Power and Water

M3 Engineering and Technology (M3), Tucson, Arizona, has been contracted to guide and manage Cordero engineering studies and provide engineering scale water resource characterization and power availability studies at the project  The water and power studies are on-going.

There is a double tower, electric trunk power line corridor that crosses the southern part of the property.  There is also a new power line along State Highway 16, 10 km east of the Cordero project discoveries.  M3 is has secured written assurance from the CFE, Mexico's electrical power authority that expanded power required for the project is available from Camargo substation 70 km north of the project area.  This CFE favored study alternative 1 would require the company secure the right of way and construct a new power line along the existing power corridor.  The amount of power needed is part of the ongoing M3 analysis of the mineral resource and the possible mining alternatives and mill size. The readily available power source for the project has been established at this early stage in the exploration and will be refined as the project proceeds and the projected scale of the possible mine is better quantified.

        The water study is focusing on aquifer characterization and water rights availability. Water is now available from wells and abandoned mine shafts that, in the project area, tap a water table at a subsurface depth of about 50 meters. The Company knows the water table is shallow (50-80 m) in the mine workings and is plentiful due to the historical pumping problems the small mines in the area have had.  A first water exploration well is currently being drilled under a permit obtained by IDEAS (water supply subcontractor for M3) from CONAGUA, the Mexico water authority.

History and Exploration

Prior to 2009 Valley High Resources, Ltd had consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position.  Levon started exploration at Cordero in February through a joint venture agreement with Valley High.  By August 2009 under Levon’s direction, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north.  Transferable surface access agreements are now in place with surface owners for the land package. Our exploration has been mostly in the Cordero Porphyry Belt area in the south tier of the property with some initial holes drilled in the Porfido Norte Belt 10 km to the north and the Perla Volcanic Center 5 km to the south.

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

In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others).  Levon geologic mapping established the Cordero Porphyry Belt trends northeast and has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past.  The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings.  The only past bulk tonnage deposit exploration has apparently been by Penoles and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits  and for skarn deposits in the southwestern most stock in the northern porphyry belt.

In Phase 1 exploration by  October 2009, Levon had drilled three discovery core holes (economic grades over mineable, bulk tonnage widths), which were separated by 1.3 kilometers  The best discovery hole was in the Pozo de Plata Diatreme, which Levon first recognized early in Phase 1.  And the best intercept in the discovery holes was in C09-5 that intersected 152 metres grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb in the mineralized diatreme.

Four follow up Phases of exploration grid drilling were conducted to offset the initial discovery holes.  The grid drilling revealed widespread, bulk tonnage mineralization among the discovery holes, which represents a large scale open pit, bulk tonnage discovery..  The first bulk tonnage NI 43-101 resource was calculated by June 2011 (detailed in the Mineral Resource section below) near the end of Phase 3 drilling.  M3 completed a NI Preliminary Economic Analysis (PEA) on the initial resource by January, 2012 as Phase 4 drilling continued.  A second NI43101 resource update completed on Phase 4 results by June 2012 (also detailed in the Mineral Resource section below).

Concurrently with the resource grid drilling, exploration holes were completed to initially test a series of outlying, mine-scale targets defined by geologic mapping, sampling and geophysical surveys.  The geophysics included 3D induced polarization (IP), air borne magnetic, electromagnetic (EM) and radiometric surveys, ground gravity and a high resolution magnetotellurics (MT) survey.  The drill results locally encountered mineralization that warrants some additional exploration follow up.

Proposed Exploration

Phase 4 exploration drilling was a seamless continuation of the Phase 3 program.  Phase 4 goals are to 1) Complete delineation drilling of the first resource 2) Complete exploration drilling to make additional outlying discoveries that require grid drilling and 3) To further advance engineering studies on water and power supplies, additional metallurgical testing, optimize the possible mine design, complete private land acquisition and consolidate the last remaining claim ownership to de risk the project.

Of the proposed 130,000 m of Phase 4 drilling 31,000 m have been completed and the project has shifted into advancing the engineering aspects of the project.

Levon has defined and initially tested a series of exploration targets south of Pozo de Plata Diatreme (Pasto del Sur Diatreme) and to the southwest in the Dos Mil Diez and Molina de Viento Diatremes in targets 10 km to the north in the the Porfido Norte Belt.  The Perla property  felsic dome we staked 5 km south of the Cordero claims was also initially drill tested..  The targets have been prioritized  and initially drill tested in Phase 4 with mineralization of geologic significance encountered that require follow up in the future.

Exploration Potential

Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp.  We believe Cordero geology, mineralization and exploration results to date support this analogy and point to this scale of upside discovery potential at Cordero.  Cordero is in the early discovery stage of exploration.

For further details and maps of the Cordero project, please see our website: www.levon.com

Reserves

Cordero has no known mineral reserves, as defined in SEC Industry Guide 7, and is an early-stage minerals exploration project.

Mineral Resource Estimates

Levon contracted Independent Mining Consultants (IMC) to complete the first independent NI 43-101 compliant bulk tonnage resource calculation at Cordero which they reported in June, 2011.  M3 followed up with a NI 43-101 compliant Preliminary Economic Assessment (PEA) in January, 2012 (summarized in the PEA section below).  A second independent resource update for Phase 4 drilling which continued was reported in June 2012 with the NI 43-101 compliant report now being prepared by M3 and IMC.

The  first NI 43-101 compliant bulk tonnage mineral resource for the Company's Cordero Project , Chihuahua, Mexico was completed in June  2011 The mineral resource estimate was within an entire open pit geometry  with a preliminary waste to mineral resource strip ratio of 1.7:1 using a base case USD $6/tonne (T) net smelter return (NSR) cutoff. IMC estimates the mineral resource contains:

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

Table 1 provides a summary of the mineral resource at various cutoffs. The mineral resource is based on the assays from 160 core holes as of June 1, 2011. An ordinary kriged block model was developed from the drill hole assay data by IMC. The mineral resource is within a floating cone, open pit geometry. As reported previously (news release of January 13, 2011), M3 has been retained by Levon to complete a preliminary economic assessment (PEA) in Q3, 2011. IMC and M3 drew on the initial metallurgical bench scale test results, which have been completed for the PEA, to calculate the NSR cutoffs (Table 1). The NSR values reflect the value of the metals recovered after applying estimated milling and smelting recoveries, transportation, smelting, and refining charges. The base case metal prices used for NSR values are USD $25 per ounce silver, USD $1200 per ounce gold, USD $1.00 per pound zinc and USD $1.00 per pound lead. The mill recoveries, metal distribution, smelting charges, and transportation charges used by IMC are conservative estimates provided by M3 based on best available information.

Table 1: Cordero Mineral Resource; IMC ordinary kriged block model using core drilling through hole C11-160
NSR	Resource Class	Pozo de Plata Area (Includes Josefina)					Porphyry Zone					Combined Areas
Cutoff, $/T		Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %
$6.00	Indicated	293.23	20.04	0.07	0.44	0.26	228.33	16.61	0.03	0.49	0.24	521.56	18.54	0.05	0.46	0.25
	Inferred	32.44	19.54	0.05	0.56	0.27	168.41	22.07	0.03	0.47	0.27	200.85	21.66	0.04	0.49	0.27

$10.00	Indicated	188.89	25.59	0.09	0.54	0.33	126.21	22.13	0.03	0.64	0.33	315.11	24.20	0.07	0.58	0.33
	Inferred	21.91	24.17	0.06	0.70	0.35	168.41	22.07	0.03	0.47	0.27	190.32	22.31	0.04	0.50	0.28

$15.00	Indicated	107.99	32.98	0.11	0.66	0.43	62.73	29.44	0.04	0.83	0.45	170.72	31.68	0.09	0.72	0.44
	Inferred	12.90	30.54	0.06	0.88	0.45	52.59	44.81	0.04	0.83	0.52	65.48	42.00	0.05	0.84	0.51

$20.00	Indicated	65.51	39.75	0.14	0.76	0.52	34.63	36.73	0.04	1.00	0.56	100.14	38.71	0.10	0.84	0.53
	Inferred	6.60	39.66	0.07	1.12	0.59	35.47	56.19	0.04	0.97	0.61	42.06	53.60	0.05	0.99	0.61

Metal	Price	Mill Recovery
		Pb Conc.	Zn Conc.
Silver	$25.00/oz	60%	19%
Zinc	$1.00/lb		50%
Lead	$1.00/lb	70%
Gold	$1200/oz	not included

The mineral resource (Table 1) includes the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry Zone discoveries.

The second independent NI 43-101 compliant bulk tonnage mineral resource for the Company's Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico was completed in June 2012. The resource was completed by IMC in collaboration with M3.

IMC recalculated the Cordero resource on the basis of the latest drill results and released their results on June, 9, 2012 (news release of June 19, 2012).  IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb. Table 1 summarizes the current mineral resource compared to the June 2011 mineral resource at a $6.00/t NSR cutoff grade. Table 2 shows the current mineral resource at higher NSR cutoff grades. The NSR inputs and calculation method used for the current Mineral Resource is the same as used for the 2011 Mineral Resource estimate.

Table 1: Cordero Mineral Resource - Comparison between the June 2011 Mineral Resource and the Current Mineral Resource Using a $6.00/t NSR Cutoff

		Combined Areas (above cutoff)					Contained Metal
Resource Date	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's millions	Gold oz's millions	Lead lbs Billions	Zinc lbs Billions
June 2011	Indicated	521.56	18.54	0.054	0.25	0.46	310.9	0.908	2.9	5.3
	Inferred	200.85	21 66	0.035	0.27	0.49	139.9	0.229	1.2	2.2

June 2012	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
Resource Date	Resource Class	Million Tonnes	Ag. g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/l	Au g/t	Pb %	Zn %
June 2011	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47
June 2012	Indicated	276.30	21.94	0.074	0.29	0.49	271.40	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

Metal	Price	Mill Recovery
		Pb Cone	Zn Cone
Silver	25.00 /oz	60%	15%
Lead	1.00 / lb	70%
Zinc	1.00 / lb		70%
Gold	1200 / oz	No recovery included to date

Table 2: Cordero June 201 2 Mineral Resource Tabulated at Higher NSR Cutoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's (millions)	Gold oz's (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0.112	0.48	0.76	89.00	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65

$20.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry. The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

Metal	Price	Mill Recovery
		Pb Cone	Zn Cone.
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%
Zinc	1.00 / lb		70%
Gold	1200 / oz	No recover/ included to date

The resource is tabulated wholly within a revised open pit geometry that measures 2,600 m on strike, 2,100 m wide and a maximum of 600 m deep. An inverse distance block model to the 6th power using 150m spherical search was developed from the 203 drill holes encompassing 97,769 m of core drilling. The resource remains largely open to expansion through step out delineation and infill drilling on strike and beneath the modeled open pit.

To complete the Phase 4 resource delineation program an expanded change of land use environmental permit is required for the 177 planned grid drill sites to also test the Dos Mill Diez Diatreme target. M3 has completed the required field studies and submitted the permit application for approval on behalf of Levon and the permitting is nearly complete.

Preliminary Economic Assessment

A favorable independent NI43-101 compliant PEA by M3 reported in January 30, 2012 was derived by considering the uppermost 30% portion of the first resource.   The PEA considers mining through the Stage 4 open pits.    The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead.  Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne. The PEA projects a 5.5 year payback on the base case. Sensitivity analysis by M3 projects a 3.8 year payback on the more recent $30 silver price.

Staking Acquisition

In April 2011, Levon announced the staking acquisition of an additional 9.2 square kilometers covering a newly recognized felsic volcanic dome and diatreme complex, 6 km south of the main Cordero bulk tonnage silver, gold, zinc and lead resource.

Reconnaissance geologic mapping  revealed prospects centered on vein zones in a volcanic dome complex. Some historical prospects penetrate disseminated and mineralized crackle breccias in altered country rocks around the volcanic dome and there are small areas of poorly exposed diatreme breccias in valleys.

Drill Results

Cordero Phase 3 and 4 drill results with completed assays from holes C11-161 to C12-233 were forwarded to IMC to complete an updated resource calculation. IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb. Table 1 summarizes the current mineral resource compared to the June 2011 mineral resource at a $6.00/t NSR cutoff grade. Table 2 shows the current mineral resource at higher NSR cutoff grades. The NSR inputs and calculation method used for the current Mineral Resource is the same as used for the 2011 Mineral Resource estimate. Full details are provided in the section below titled Overall Performance.

Since the latest resource was calculated Phase 4 resource delineation grid drilling and outlying exploration drilling has continued through hole C12-250 and these drill results are being interpreted.

Environmental Liabilities

The Company is not aware of any environmental liabilities at the Cordero Project.  M3 has been contracted to complete an environmental audit and to handle exploration permitting.

Norma Sass and Ruf Claims, Nevada, USA

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

Ownership

In 2003, the Company acquired a 33.33% interest in 59 mineral claims known as the Norma Sass and Ruf Claims from Coral Gold Resources Ltd. (“Coral”) a public company related by common directors.  The property consists of 36 mining claims (the Norma Sass claims) and 23 claims (the Ruf claims) and is located in the state of Nevada.

Location & Access

 Access to the property from Elko, Nevada, is via Highways 80 and 306, a distance of approximately 102 kilometers to the community of Crescent Valley and then 19 kilometers south on highway 306 to the Ruf and approximately 25 kilometers south on highway 306 to Norma Sass.  A four-wheel drive vehicle is usually necessary to access all roads on the property.  There is no underground or surface plant or equipment located on the Norma Sass or the Ruf claims.

History & Exploration

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

Mineral Reserves

As at the date of this report, the Norma Sass and Ruf Claims are without known Mineral Reserves, nor any known body of commercial ore and any activities carried out on the claims are exploration in nature.

Eagle Claims, Nevada, USA

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

Ownership

The Company holds a 50% interest in the Eagle Claims, subject to a 3% net smelter royalty. The property consists of 45 lode claims (approximately 646 acres), known as the Eagle 15 to 50 and Eagle 53 to 61.

Location & Access

The Norma Sass, RUF and Eagle claims are located in Corral Canyon, in Lander County, Nevada.  Access to the property is through Elko, Nevada, a regional mining supply center, via Highways 80 and 306, a distance of approximately 90 kilometers and then an additional 13 kilometers on a gravel access road from the community of Crescent Valley.  A four-wheel drive vehicle is usually necessary to access all roads on the property.  There is no underground or surface plant or equipment on the property.

History & Exploration

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

Mineral Reserves

As at the date of this report, the Eagle Claims are without known Mineral Reserves, nor any known body of commercial ore and any activities carried out on the property are exploration in nature.

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

Location & Access

Located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region, the Congress Property is a long standing mining property that supported past high grade gold vein production from three portal entry underground workings.  The property is easily available by road.

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

Deposit Types and Mineral

The deposits on the Company’s property are members of a well-recognized group of deposits referred to as mesothermal, orogenic or greenstone hosted quartz-carbonate gold vein deposits. These deposits include the Mother Lode and Grass Valley districts in California and most of the greenstone hosted gold deposits in the Canadian shield, including the Timmins-Val d’Or, Red Lake and Hemlo camps. These deposits are quartz carbonate veins in moderately to steeply dipping brittle-ductile shear zones and, locally, in shallow dipping extensional fractures.

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

Permitting

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

Drill holes in the campaign were laid out to test for bulk tonnage type gold deposits within the Gun Creek intrusive complex mapped in Gun Creek canyon.

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

Proposed Exploration

The Company has no plans to carry out exploration activities on the Congress property in the next fiscal year.

Environmental Liabilities

The Company is not aware of any environmental liabilities

Goldbridge Claims (also known as the BRX claims), British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

Ownership

The Company held a 100% interest in the Goldbridge Property, also known as the BRX claims, until fiscal 2002 when Mill Bay Ventures Inc. (“Mill Bay”), a public company related by common directors, earned a 50% interest in the property by incurring $300,000 in exploration expenditures on the property and issuing to Levon 300,000 common shares.

Location & Access

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

History

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

Proposed Exploration

The Company has no plans to carry out exploration activities on the BRX in the next fiscal year. The claims remain in good standing until December 25, 2014.

As at the date of this report, the Goldbridge Claims (BRX) is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Environmental Liabilities

The Company is not aware of any environmental liabilities.

Wayside Property, British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company.  This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

Ownership

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

Location & Access

Located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region. The property is easily available by road.

Proposed Exploration

As at the date of this report, the Wayside Property is without known Mineral Reserves, and any activities carried out on the property are exploration in nature.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the audited consolidated financial statements of Levon Resources Ltd.. (“Levon” or “the Company”) for the year ended March 31, 2012, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on April 1, 2011 with a transition date of April 1, 2010. Full disclosure of the Company’s IFRS accounting policies and a reconciliation of the previously disclosed opening balance sheet prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in notes 2 and 26 to the audited consolidated financial statements.

The Company’s 2011 comparative financial information in this MD&A have been restated and are presented in accordance with IFRS. All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of June 26, 2012, and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2012. Unless otherwise stated all currency amounts are presented in Canadian dollars.

This Annual Report contains “forward-looking statements” that are subject to risk factors set out under the heading  “Item 3. Key Information – D. Risk Factors”. The Company uses certain non-GAAP financial measures in this Annual Report. For a description of each of the non-GAAP financial measures used in this Annual Report please see the discussion under ‘Non-GAAP Financial Measures’.

Some of our critical accounting policies are as follows. See Note 2 to the March 31, 2012 consolidated financial statements for a detailed description of our accounting policies.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties.  The Company capitalizes all costs relating to the acquisition of mineral claims, and expenses all costs relating to the exploration and evaluation of mineral claims.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves.  When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the subsequent costs incurred for the development of that project will be capitalized as mining properties, a component of property, plant and equipment.

All capitalized exploration and evaluation assets are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that an exploration expenditure and evaluation assets are not expected to be recovered, they are charged to operations.

Impairment

At each reporting date, the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation assets. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to profit or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the recoverability and estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions including the estimated reclamation provisions and environmental obligations;
•	the determination of the assumptions used in the calculation of share-based payments; and
•	the allocation of proceeds for unit offerings between share capital and warrants.

Share-based payments

The share option plan allows Company directors, employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payments expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the option’s grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of each tranche of options granted, which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments is credited to the reserve for options. If the options are later exercised, their fair value is transferred from the reserve to share capital. If the options expire unexercised or are forfeited or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to deficit.

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

Twelve months ended March 31, 2012 compared with the twelve months ended March 31, 2011

During the year ended March 31, 2012, the Company’s net loss decreased by $11,517,268 from a net loss of $24,642,101 for the year ended March 31, 2011 to a net loss of $13,124,833 for the year ended March 31, 2012.  The overall increase in the net loss as compared to the prior year was due to the factors discussed below:

	2012	2011

Expenses
Consulting and management fees	$1,007,640	$620,000
Depreciation	12,211	5,205
Exploration	10,792,719	7,641,461
Foreign exchange loss	154,227	61,002
Listing and filing fees	309,261	67,286
Office, occupancy and miscellaneous	182,491	142,127
Professional fees	338,551	271,320
Salaries and benefits	234,249	106,281
Share-based payments	251,082	15,538,692
Shareholder relations and promotion	249,556	114,532
Travel	203,492	116,191

Loss before other items	(13,735,479)	(24,684,097)

Other items
Interest income	610,646	41,996

Net Loss for Year	(13,124,833)	(24,642,101)

Other Comprehensive Loss
Unrealized loss on investments	(15,616)	(554)

Total Comprehensive Loss for Year	$(13,140,449)	$(24,642,655)

Consulting and management fees

Consulting fees of $1,007,640 include payments to the CEO and President of the Company as well as consultants providing investor relation services.  Consulting fees increased by $387,640 during the year from $620,000 for the year ended March 31, 2011 to $1,007,640 during the year ended March 31, 2012.  The current year balance includes a $500,000 bonus paid to the CEO and President of the Company compared to a bonus of $125,000 during the year ended March 31, 2011.

Exploration expenditures

Exploration expenditures of $10,792,719 include $4,260,933 in drilling and exploration and $4,345,333 in geological and management services.  Exploration expenditures increased by $3,151,258 during the year from $7,641,461 during the year ended March 31, 2011 to $10,792,719 during the year ended March 31, 2012.  Overall increase is attributed to increased exploration activities during the year.

Foreign exchange loss

Foreign exchange loss increased by $93,225 from $61,002 during the year ended March 31, 2011 to $154,227 during the year ended March 31, 2012.  The increase in foreign exchange loss is mainly attributed to the weakening of the peso on net assets held in Mexico.

Listing and filing fees

Listing and filing fees increased by $241,975 from $67,286 during the year ended March 31, 2011 to $309,261 for the year ended March 31, 2012.  The increase is mainly attributed to additional costs incurred as a result of graduating from the TSX Venture Exchange to the TSX exchange.

Salaries and benefits

Salaries and benefits increased by $127,968 from $106,281 during the year ended March 31, 2011 to $234,249 during the year ended March 31, 2012.  Overall increase is attributed to increased business operations during the year as a result of acquiring 100% interest in the Cordero Property.

Share-based payments

Share-based payments decreased by $15,287,610 from $15,538,692 for the year ended March 31, 2011 to $251,082 for the year ended March 31, 2012.  Prior year’s higher balance is attributed to more stock options granted and vested and each option had a higher black scholes fair value.  During the year ended March 31, 2011, 13,465,000 stock options were granted compared to 675,000 stock options during the year ended March 31, 2012.

Shareholder relations and promotion

Shareholder relations and promotion increased by $135,024 from $114,532 during the year ended March 31, 2011 to $249,556 during the year ended March 31, 2012.  Additional shareholder relations and promotion expenses were incurred as the Company acquired 100% interest in the Cordero Property and graduated from the TSX Venture Exchange to the TSX exchange.

Travel

Travel expense increased by $87,301 from $116,191 during the year ended March 31, 2011 to $203,492 during the year ended March 31, 2012.  The increase is attributed to more travelling to promote the Company upon acquiring 100% interest in the Cordero Property and graduation from the TSX Venture Exchange to the TSX Exchange

Interest income

Interest income increased by $568,650 from $41,996 for the year ended March 31, 2011 to $610,646 for the year ended March 31, 2012.  The increase in interest income is attributed to the investment of cash raised from current year’s short-form financing whereby the Company issued 20,600,000 common shares at $1.95 per common share for gross proceeds of $40,170,000.  Unused funds were invested in GICs and treasury bills.

B.	Liquidity and Capital Resources

The Company has financed its operations to date through the issuance of common shares.  Currently the Company has sufficient capital to conduct further exploration on its existing properties.  The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at March 31, 2012 the Company had working capital of $58,048,017 compared to working capital of $19,608,972 at March 31, 2011

Year Ended	March 31, 2012 (IFRS)	March 31, 2011 (IFRS)
Working Capital	58,048,017	19,608,972
Deficit	62,899,323	50,010,304

The increase in working capital from March 31, 2011 to March 31, 2012 is mainly attributed to cash raised on issuance of share capital.  On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000. Total share issue costs of $3,304,614 were incurred for the private placement, including cash commission of $2,008,500 and 1,030,000 broker warrants valued at $950,766.  The increase in cash is also attributed to the exercise of options and warrants for proceeds of $14,830,470.  A partial amount of the proceeds raised was used for ongoing exploration activities.  The remaining unused balance was invested in treasury bills and guaranteed investment certificates.

Currently the Company has sufficient capital to meet its ongoing obligations and conduct it planned exploration on its existing properties for the next twelve months.

The increase in deficit from March 31, 2011 to March 31, 2012 is mainly attributed to exploration expense of $10,792,719 recognized during the year.

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

F.	Tabular disclosure of contractual obligations

As of March 31, 2012, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 years	More than 5 years
Consulting payments	$1,080,000	$120,000	$960,000	$-	$-

Operating Leases	54,926	9,765	43,941	1,220	-

Total	$1,134,926	$129,765	$1,003,941	$1,220	$-

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and senior management as at July 5, 2012.  The directors were elected by the Shareholders on September 23, 2011 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

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

David Wolfin Director*
President, CEO and Director of Avino Silver & Gold Mines Ltd., Gray Rock Resources Ltd., and Coral Gold Resources Ltd.; Director of Berkley Resources Ltd., Bralorne Gold Mines; Mill Bay Ventures Ltd, and Cresval Capital Corp.
November 23, 2006

Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting.	September 6, 2007

Ron Barbaro Director and Chairman	Member of the Order of Ontario; Director of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.	July 9, 2010

Robert Roberts Director	CEO and co-owner of Channel Control Merchants, LLC	September 23, 2011

Carlos H Fernandez Mazzi Director	President and CEO of Dicon Gold Inc.	May 15, 2012

Annie Cchan Chief Financial Officer	Chief Financial Officer of Bralorne Gold Mines Ltd.	March 26, 2012

Lisa Sharp Former Chief Financial Officer**	Former Chief Financial Officer of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Venerable Ventures Ltd.	June 9, 2008

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 25, 2008

*David Wolfin resigned as VP Finance on May 14, 2012
** Lisa Sharp resigned as Chief Financial Officer and Annie Chan was appointed as Chief Financial Officer on March 26, 2012

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

Several of our senior officers divide their professional time between service for the Company and service for other companies in the industry.  See “Item 3. Key Information – D. Risk Factors – Conflict of Interest.”  In this regard, Ron Tremblay, the Company’s Chief Executive Officer and President, devotes approximately 98% of his professional time to the business of the Company; David Wolfin, the Company’s former V.P. Finance, devotes approximately 15% of his professional time to the business of the Company; Victor Chevillon, the Company’s V.P. Exploration, devotes approximately 95% of his professional time to the business of the Company; Lisa Sharp, the Company’s former Chief Financial Officer, devotes approximately 30% of her professional time to the business of the Company; Annie Chan, the Company’s current Chief Financial Officer, devotes approximately 50% of her professional time to the business of the Company and Dorothy Chin, the Company’s Corporate Secretary, devotes approximately 35% of her professional time to the business of the Company.

B.	Compensation

During the last completed fiscal year of the Company, the Company had four  executive officers, namely, its Chief Executive Officer (“CEO”) and President, Ron Tremblay, its Vice President Exploration, Victor Chevillon, its Former Chief Financial Officer (“CFO”), Lisa Sharp, and its current Chief Financial Officer (“CFO”), Annie Chan.

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

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended March 31, of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
Ron tremblay5 Director, President & CEO	2010 2011 2012	$50,000 $165,000 $290,000	NIL NIL NIL	NIL $8,367,950 NIL	NIL $250,000 $550,000	NIL NIL NIL	NIL NIL NIL	$50,000 $8,782,950 $840,000
Annie Chan CFO6	2012	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp Former CFO6	2010 2011 2012	$13,567 $20,900 $32,240	NIL NIL NIL	$28,460 $110,640 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$42,027 $131,540 $32,240
Victor Chevillon Director &VP Exploration	2010 2011 2012	$117,992 $211,063 $245,676	NIL NIL NIL	$90,320 $3,270,150 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$208,312 $3,481,213 $245,676

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
5Ron Tremblay is a director of the Corporation, and has served as its President since November 29, 2006 and as its CEO since September 11, 2009.
6Lisa Sharp resigned as CFO and Annie was appointed as CFO on March 26, 2012.

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remunerationthat the Compensation Committee feels is suitable.

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

Option Based Award

An Option Based Award is in the form of an incentive stock option plan.  The objective of the incentive stock option is to reward NEOs, employees’ and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2011Stock Option Plan (the “Plan”).

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. As of July 5, 2012, there are 19,975,442 Common Shares available under the Plan, of which 14,490,000 are issued and 5,485,442 are reserved and available for issuance. For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular filed with the SEC on August 30, 2011.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Ron Tremblay Director, President & CEO	1,500,000 5,000,000	$1.00 $1.65	Sep 3, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil
Lisa Sharp Former CFO	50,000 50,000	$1.00 $1.65	Sep 3, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil
Annie Chan CFO	50,000	$1.00	Jun 7, 2017	Nil	Nil	Nil
Victor Chevillon Director &VP Exploration	100,000 200,000 500,000 2,000,000	$0.35 $0.70 $1.00 $1.65	Sep 14 2012 Jan 28, 2015 Sep 3, 2015 Mar 25, 2016	$34,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2012 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2012 was $0.69 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	Nil	Nil	Nil
Lisa Sharp Former CFO	Nil	Nil	Nil
Annie Chan CFO	Nil	Nil	Nil
Victor Chevillon Director &VP Exploration	Nil	Nil	Nil

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)	Termination and Change of Control Benefits

The Company entered into a separate consulting agreement between Stone’s Throw (Barbados) Ltd., a company wholly owned by Ron Tremblay, and Chevillon Exploration Consulting, a company wholly owned by Vic Chevillon, (the “NEOs”) on April 1, 2011 under which there are specified provisions for termination of employment or change of Control.

The agreement can be terminated at any time prior to the expiry of the term, as follows:

a)	by the Consultant giving the Company not less than 3 months prior notice of such termination;

b)	by the Company giving the Consultant 3 months prior notice of such termination along with a termination payment equal to 3 times the annual Consulting Fee, (the “Termination Payment”); and

c)
At any time during the term of contract, should a Change of Control (as defined below) event occur the Consultant will be entitled to a severance payment equal to 3 times the annual Consulting Fee immediately.

For the purpose of this clause, a Change of Control shall be deemed to have occurred when:

any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; orcompletion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6)	Director Compensation

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended March 31, 2012:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Gary Robertson(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Victor Chevillon(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robert Roberts(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
J. Trevor Eyton(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robert Cameron(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Geoffrey Chater(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Tremblay(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Barbaro(1)	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1) Independent & Non-Employee Directors
(2) NEO’s, see Summary Compensation Table
(3) On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company.

No director of the Company who is not a Named Executive Officer has received compensation, during the most recently completed financial year, pursuant to:

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

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Exchange (the "TSX").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
William Glasier	100,000 150,000	$1.00 $1.65	Sept 3, 2015 Mar 25, 2015	Nil Nil	Nil Nil	Nil Nil
Gary Robertson	200,000 200,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$8,000 Nil	Nil Nil	Nil Nil
David Wolfin	100,000 100,000 100,000	$0.25 $1.00 $1.65	Apr 28, 2014 Sep 3, 2015 Mar 25, 2016	$44,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Ron Barbaro	200,000 300,000	$0.65 $1.65	July 20, 2015 Mar 25, 2016	$8,000 Nil	Nil Nil	Nil Nil
Robert Roberts	200,000	$1.50	Oct 3, 2016	Nil	Nil	Nil
J. Trevor Eyton*	N/A	N/A	N/A	N/A	Nil	Nil
Robert Cameron*	N/A	N/A	N/A	N/A	Nil	Nil
Geoffrey Chater*	N/A	N/A	N/A	N/A	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2012 and the exercise price of the option. The Company is using March 30, 2012 as its closing price, as March 31 falls on Saturday.  The closing market price of the Company's common shares as at March 30, 2012 was $0.69 per common share.

*	On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended March 31, 2012:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	Nil	Nil	Nil
Gary Robertson	Nil	Nil	Nil
David Wolfin	Nil	Nil	Nil
Ron Barbaro	Nil	Nil	Nil
Robert Roberts	Nil	Nil	Nil
J. Trevor Eyton*	Nil	Nil	Nil
Robert Cameron*	Nil	Nil	Nil
Geoffrey Chater*	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
*	On April 11, 2011, Mr. Cameron, Mr. Chater and Mr. Eyton resigned as directors at the request of the Company.

C.	Board Practices

The Board is currently comprised of eightdirectors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The chairman of the Board is no longer a member of management.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  At the Annual General Meeting, held on September 23, 2011, the shareholders elected Messrs. Chevillon, Glasier, Robertson, Tremblay, Barbaro, and Wolfin as directors.  The Board appointed Robert Roberts as director on September 23, 2011 and Carlos H. Fernandez Mazzi as director on May 15, 2012.

The Board has considered the relationship of each director to the Company and currently considers five of the eight directors to be “unrelated” (Messrs. Glasier, Robertson, Barbaro, Roberts and Fernandez Mazzi). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Committees

Audit Committee

The Audit Committee assists the Board in its oversight of the Company’s consolidated financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

The Audit Committee currently consists of three directors (Gary Robertson, Robert Roberts and Ron Barbaro). All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand statements of financial position, statements of operations and comprehensive loss, statements of shareholders’ equity, statements of cash flow and notes to financial statements.  “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

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

The Compensation Committee consists of three unrelated directors (Messrs. Robertson, Roberts and Glasier).

The Compensation Committee has adopted the “Terms of Reference” to ensure that independent non-executive directors determine and review the compensation of executive on behalf of the Board and design the compensation policies and packages so as to attract, retain, and motivate quality employees while not exceeding market rates.

Governance and Nominating Committee

The Governance and Nominating Committee (the “Committee”)shall act in an advisory capacity only to the board of directors with respect to the governance and nominating matters.  The Committee has established a Committee Charter to:

•	manage the corporate governance system for the Board;

•	assist the Board to fulfill its duty to meet the applicable legal, regulatory and(self-regulatory) business principles and 'codes of best practice' of corporatebehaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Board and management ofthe Company;

•	review the Chief Executive Officer's succession plan;

•	recommend to the Board nominees for appointment of the Board;

•	lead the Board's annual review of the Chief Executive Officer's performance; and

•	annually review and set an agenda of the Board on an ongoing basis.

The Corporate Governance Committee currently consists of three directors (Messrs. Barbaro, Glasier and Wolfin).  Messrs. Glasier and Barbaro are unrelated directors. It is intended that the Corporate Governance Committee will eventually be comprised solely of unrelated directors.

D.	Employees

As at March 31, 2012, the Company has 26employees at the Cordero Project. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.	Share Ownership

The following table sets forth the share ownership of our directors and officers as of July 5, 2012:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,160,750	*
William Glasier	362,381	*
Gary Robertson	940,836	*
Ron Tremblay	18,671,500	9.35%
David Wolfin	733,643	*
Robert Roberts	351,000	*
Ron Barbaro	840,000	*
J. Trevor Eyton(1)	Nil	N/A
Robert Cameron(1)	205,612	*
Geoffrey Chater(1)	100,000	*
Carlos H Fernandez Mazzi(2)	20,000	*
Lisa Sharp(3)	50,000	*
Annie Chan(3)	Nil	N/A
Dorothy Chin	Nil	N/A

* Less than one percent

(1)	Mr. Eyton, Mr. Cameron, and Mr. Chater resigned as directors on April 11, 2011 at the request of the Company.
(2)	Mr. Carlos H. Fernandez Mazzi was appointed as director on May 15, 2012.
(3)	Ms. Lisa Sharp resigned as CFO and Ms. Annie Chan was appointed as CFO on March 26, 2012.

Outstanding Options

The following information, as of July 5, 2012, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Ron Tremblay Director,	1,500,000	Sept. 3, 2010	$1.00	Sept. 3, 2015
President & CEO	5,000,000	March 25, 2011	$1.65	March 25, 2016

Lisa Sharp(1)	Nil	N/A	N/A	N/A
Former CFO

Annie Chan	50,000	June 7, 2012	$1.00	June 7, 2017
CFO

Gary Robertson	200,000	July 20, 2010	$0.65	July 20, 2015
Director	200,000	March 25, 2011	$1.65	March 25, 2016

David Wolfin	100,000	April 28, 2009	$0.25	April 28, 2014
Director	100,000	Sept 3, 2010	$1.00	Sept 3, 2015
	100,000	March 25, 2011	$1.65	March 25, 2016

Victor Chevillon	100,000	Sept 14, 2007	$0.35	Sept 14, 2012
Director &	200,000	Jan 28, 2010	$0.70	Jan 28, 2015
VP Exploration	500,000	Sept 3, 2010	$1.00	Sept 3, 2015
	1,500,000	March 25, 2011	$1.65	March 25, 2016

William Glasier	100,000	Sept 3, 2010	$1.00	Sept 3, 2015
Director	150,000	March 25, 2011	$1.65	March 25, 2016

Ron Barbaro	200,000	July 20, 2010	$0.65	July 20, 2015
Director & Chairman	300,000	March 25, 2011	$1.65	March 25, 2016

Robert Roberts Director	200,000	Oct 3, 2011	$1.50	Oct 3, 2016

Carlos H Fernandez Mazzi Director	500,000	May 15. 2012	$1.00	May 15, 2017

Trevor Eyton Director(2)	Nil	N/A	N/A	N/A

Robert Cameron Director(2)	Nil	N/A	N/A	N/A

Geoffrey Chater Director(2)	Nil	N/A	N/A	N/A

(1)	Ms. Lisa Sharp resigned as CFO on March 26, 2012
(2)	Mr. Eyton , Mr. Cameron, and Mr. Chater resigned as directors on April 11, 2011at the request of the Company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, other then identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at July 5, 2012 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class
Ron Tremblay	18,671,500	*	9.35%
All Officers and Directors as a Group (14 persons)	23,435,722		11.73%

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

Shares Held in the United States

As of July 5, 2012, there were approximately 452 registered holders of the Company’s shares in the United States, with combined holdings of 4,751,165 common shares.

Change of Control

As of July 5, 2012, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

During the year ended March 31, 2012:

(a)
$326,263 (2011 - $159,267) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$6,291 (2011 - $3,386) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from a public company with common directors.

(c)	$10,000 (2011 - $Nil) was paid for consulting fees to a private company controlled by a former officer of the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
ABC Drilling (i)	$5,564	$5,564	$5,564
Frobisher Securities Inc. (i)	-	504	-
Stone’s Throw Capital (ii)	-	-	42,947
	$5,564	$6,068	$48,511

Due to related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Chevillion Exploration. (ii)	$225,147	$135,930	$57,698
Coral Gold Resources Ltd. (iii)	27,926	57,901	56,788
Oniva(i)	66,646	34,184	24,426
	$319,719	$228,015	$138,912

(i)	Oniva, ABC Drilling and Frobisher Securities Inc. are private companies related by way of common management and directors.

(ii)	Chevillion Exploration and Stone’s Throw Capital are private companies controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $13,063 (2011 - $6,773) owed to a public company related by way of common directors and $52,606 (2011 - $20,145) owed to a private company related by way of common management and directors.Accrued liabilities includes $139,500 (2011 - $Nil) owed to a private company controlled by a director and officer of the Company.

Related party transactions are measured at the estimated fair values of the services provided or goods received

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report;
•	Consolidated Statements of Financial Position as at March 31, 2012, March 31, 2011 and April 1, 2010;
•	Consolidated Statement of Operations and Comprehensive Loss, change in shareholders’ equity and cash flows for the years ended March 31, 2012 and 2011;
•	Notes to Financial Statements for the years ended March 31, 2012 and 2011

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

The common shares of Levon are listed on the TSX Exchange under the symbol "LVN", and the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the “grey market”, under the symbol "LVNVF".

As of July 5, 2012, there were 452 holders of record in the United States holding 4,751,165of the Company’s common shares representing 54.13% of the total number of shareholders, and approximately 2.37% of the total number of common shares issued.  The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX Exchange for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last four months.

	TSX-V/TSX (Canadian Dollars)				OTC** (United States Dollars)
Last Five Fiscal Years	High		Low		High	Low
2012	2.38	*	0.66	*	2.48	0.66
2011	2.08		0.50		2.10	0.52
2010	0.95		0.11		0.94	0.09
2009	0.16		0.05		0.68	0.04
2008	0.33		0.11		0.16	0.03

2011- 2012	High		Low		High	Low
Fourth Quarter ended March 31, 2012	1.30	*	0.66	*	1.279	0.6678
Third Quarter ended December 31, 2011	1.52		0.71		1.45	0.67
Second Quarter ended September 30, 2011	2.08		0.80		2.17	0.79
First Quarter ended June 30, 2011	2.38		1.40		2.48	1.43

2010- 2011	High	Low	High	Low
Fourth Quarter ended March 31, 2011	2.08	1.36	2.10	1.37
Third Quarter ended December 31, 2010	2.08	1.36	2.09	0.94
Second Quarter ended September 30, 2010	1.26	0.50	1.20	0.52
First Quarter ended June 30, 2010	1.05	0.50	1.02	0.56

Last Six Months	High		Low		High	Low
June 2012	0.63	*	0.385	*	0.5688	0.386
May 2012	0.68	*	0.38	*	0.686	0.372
April 2012	0.72	*	0.42	*	0.707	0.4365
March 2012	1.01	*	0.66	*	1.046	0.6678
February 2012	1.03		0.81		1.014	0.815
January 2012	1.30		0.95		1.279	0.99

*The Company listed on the TSX Exchange on February 23, 2012 under the symbol “LVN”
** There are no market makers in this security in the United States. It is not listed, traded or quoted on any U.S. stock exchange or the OTC Markets. Trades in grey market stocks are reported by broker-dealers to their Self Regulatory Organization (SRO) and the SRO distributes the trade data to market data vendors and financial websites so investors can track price and volume. Since grey market securities are not traded or quoted on an exchange or interdealer quotation system, investor's bids and offers are not collected in a central spot so market transparency is diminished and Best Execution of orders is difficult

The volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our common shares and making it difficult for investors to readily sell their shares in the open market.  See the section entitled  “Item 3. Key Information – D. Risk Factors” above.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The common shares of Levon are listed on the TSX Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the “grey market”, under the symbol "LVNVF".

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

The Company has no material contracts.

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

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  This summary does not address the tax consequences to any such partnership or partner.  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold,plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2012, and may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	March 31, 2012	March 31, 2011

Cash and cash equivalents held at major financial institutions
Canada	$37,561,695	$19,222,255
Mexico	11,746	628,502

	37,573,441	19,850,757
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total	$37,606,070	$19,883,386

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2012 in the amount of $37,573,441 (2011 - $19,850,757) in order to meet short-term business requirements. At March 31, 2012, the Company had current liabilities of $708,372 (2011 - $861,595). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2012.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	March 31, 2012		March 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	463,406	12,479,052	698,949	1,468,309
Amounts receivable	27,685,730	-	1,095,963	-
Accounts payable and accrued liabilities	(434,875)	-	(305,298)	(2,699)
Amounts due to related parties	-	(228,719)	-	(184,273)
Net exposure	27,714,261	12,250,333	1,489,614	1,281,337
Canadian dollar equivalent	$2,161,158	$12,239,808	$121,463	$1,242,384

Based on the net US dollar denominated asset and liability exposures as at March 31, 2012, a 3% (2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $367,000 (2011 - $221,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2012, a 3% (2011 - 5%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $65,000 (2011 - $6,000).

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of March 31, 2012. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the  consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at March 31, 2012, and management’s assessment did not identify any material weaknesses.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended March 31, 2012.  In this report, the Company’s independent registered auditor, SmytheRatcliffe LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended March 31, 2012.   SmytheRatcliffe LLP has audited the Company’s financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.	Attestation Report of our External Auditor

The effectiveness of our internal control over financial reporting as of March 31, 2012, has been audited by our independent registered public accounting firm, SmytheRatcliffe LLP, which also audited our consolidated financial statements for the year ended March 31, 2012. SmytheRatcliffe LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of March 31, 2012, and their report is included on page 59 of this Annual Report.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson, Mr. Robert Roberts and Mr. Ron Barbaro are qualified as Audit Committee Financial Experts and all members are independent as determined by the NASDAQ listing rules.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Practice and Conduct (the “Code”) and requires its directors, officers and employees to maintain the highest level ofintegrity in their dealings with each other and with the public on behalf of the Company. This Codeis intended to document some of the specificprinciples of conduct and ethics which will be followed by our directors, officers andemployees in the performance of their responsibilities with respect to the Company's business. It isintended to:

•	promote honest and ethical conduct and manage conflicts that may arise;
•	promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities;
•	promote compliance with applicable governmental rules and regulations;
•	provide guidance to directors, officers and employees of the Company to help themrecognize and deal with ethical issues;
•	provide a mechanism to report unethical conduct; and
•	help foster a culture of honesty and accountability.

Our directors have committed that they will comply at all times with the principles set forthin this Code and they expect each of our officers and employees to do likewise. The Company has posted the Code on its website at www.levon.com.  There were no amendments to or waivers granted from any provision of the Code during the fiscal year ended March 31, 2012.

Item 16C.	Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2012, 2011, 2010 and 2009 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2012 was $70,000 (March 31, 2011: $93,340; March 31, 2010: $34,000).

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2012 were $500 at the date of this Annual Report (March 31, 2011: $500; March 31, 2010 $5,504).

Tax Fees

The aggregate fees billed for tax compliance and tax advice rendered by Smythe Ratcliffe LLP for the fiscal year ended March 31, 2012 was $5,000 at the date of this Annual Report (March 31, 2011: $8,500; March 31, 2010: $1,000).  The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2012 was $Nil (March 31, 2011: $Nil; March 31, 2010: $Nil).

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Changes in Registrants Certifying Accountant

None.

Item 16G.	Corporate Governance

None.

Item 16H.	Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended March 31, 2012, our U.S. exploration properties were not subject to regulation by the MSHA under the Mine Act

Part III

Item 17.	Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditor’s Report	89 - 90
Consolidated Statements of Financial Position	91
Consolidated Statements of Operations and Comprehensive Loss	92
Consolidated Statements of Changes In Shareholders’ Equity	93 - 94
Consolidated Statements of Cash Flow	95
Notes to Consolidated Financial Statements	96 - 124

Item 18.	Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19.	Exhibits

Financial Statements

See Item 17 above.

Exhibits

Exhibit Number	Name

1.1	Notice of Articles of Levon Resources Ltd.*

1.2	Articles of Levon Resources Ltd. *

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
_______________________
* Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on November 4, 2005

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	88

Reports of Independent Registered Public Accounting Firm	89 - 90

Consolidated Financial Statements

Consolidated Statements of Financial Position	91

Consolidated Statements of Operations and Comprehensive Loss	92

Consolidated Statements of Changes in Shareholders’ Equity	93 - 94

Consolidated Statements of Cash Flows	95

Notes to Consolidated Financial Statements	96 - 124

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd.(the “Company”) are the responsibility of the Company’s management. The financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at March 31, 2012 and 2011, and April 1, 2010, and its financial performance and its cash flows for the years ended March 31, 2012 and 2011 have been audited by SmytheRatcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/ “Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan
CEO	CFO

Vancouver, British Columbia
June 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanyingconsolidated financial statements of Levon Resources Ltd., which comprise the consolidated statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010, and theconsolidated statements of operations and comprehensive loss, change in shareholders’ equity and cash flows for the years ended March 31, 2012 and March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of theseconsolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation ofconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standardsand the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in theconsolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of theconsolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of theconsolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of theconsolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, theconsolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd.as at March 31, 2012, March 31, 2011and April 1, 2010, and its financial performance and its cash flows for the years ended March 31, 2012 and March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2012, based on the criteria established in Internal Control – IntegratedFramework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 26, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
June 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited Levon Resources Ltd.’s (the “Company”) internal control over financial reporting as of March 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2012, March 31, 2011 and April 1, 2010 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2012 and March 31, 2011 and our report dated June 26, 2012expressed an unqualified opinion.

Chartered Accountants

Vancouver, Canada
June 26, 2012

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31, 2012	March 31, 2011	April 1, 2010
		(Note 17)	(Note 17)
ASSETS
Current
Cash and cash equivalents	$37,573,441	$19,850,757	$2,020,948
Amounts receivable	646,917	549,748	5,289
Prepaid expenses	49,773	46,736	22,823
Investments (Note 5)	20,486,258	23,326	23,880
	58,756,389	20,470,567	2,072,940
Non-current assets
Due from related parties (Note 11)	5,564	6,068	48,511
Reclamation deposits (Note 6)	32,629	32,629	32,629
Amounts receivable	1,409,566	-	-
Exploration and evaluation assets (Note 7)	124,559,961	124,719,961	105,380
Property and equipment (Note 8)	95,858	26,710	4,524
Total Assets	$184,859,967	$145,255,935	$2,263,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$388,653	$633,580	$69,802
Due to related parties (Note 11)	319,719	228,015	138,912

Total Liabilities	708,372	861,595	208,714

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	230,608,666	169,689,837	26,187,285
Reserves	16,464,015	24,720,954	1,259,150
Accumulated other comprehensive loss	(21,763)	(6,147)	(5,593)
Deficit	(62,899,323)	(50,010,304)	(25,385,572)

Total Equity	184,151,595	144,394,340	2,055,270

Total Liabilities and Shareholders’ Equity	$184,859,967	$145,255,935	$2,263,984

Approved on behalf of the Board:

“Gary Robertson”
…......................................................................... Director
Gary Robertson

“Ron Tremblay”
…........................................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Years ended March 31

	2012	2011
		(Note 17)
Expenses
Consulting and management fees (Note 11)	$1,007,640	$620,000
Depreciation	12,211	5,205
Exploration (Note 7)	10,792,719	7,641,461
Foreign exchange loss	154,227	61,002
Listing and filing fees	309,261	67,286
Office, occupancy and miscellaneous	182,491	142,127
Professional fees	338,551	271,320
Salaries and benefits	234,249	106,281
Share-based payments (Note 10)	251,082	15,538,692
Shareholder relations and promotion	249,556	114,532
Travel	203,492	116,191

Loss before other item	(13,735,479)	(24,684,097)

Other item
Interest income	610,646	41,996

Net Loss for Year	(13,124,833)	(24,642,101)

Other Comprehensive Loss
Unrealized loss on investments (Note 5)	(15,616)	(554)

Total Comprehensive Loss for Year	$(13,140,449)	$(24,642,655)

Loss Per Share, Basic and Diluted	$(0.07)	$(0.31)

Weighted Average Number of Common Shares Outstanding	194,269,099	78,689,400

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, April 1, 2010 (Note 17)	66,547,516	$26,187,285	$366,021	$893,129	$1,259,150	$(5,593)	$(25,385,572)	$2,055,270

Common shares issued for cash:
Private placement	14,805,353	9,065,037	-	2,038,978	2,038,978	-	-	11,104,015
Share issuance costs	-	(637,413)	-	-	-	-	-	(637,413)
Exercise of options	265,000	138,750	-	-	-	-	-	138,750
Exercise of warrants	8,958,484	3,723,824	-	-	-	-		3,723,824

Non-cash share issuance costs	-	(414,736)	-	414,736	414,736	-	-	-
Transfer of reserves on exercise of warrants and options	-	1,112,798	(101,058)	(1,011,740)	(1,112,798)	-	-	-
Transfer of expired warrants and options	-	-	(14,073)	(3,296)	(17,369)	-	17,369	-
Shares issued on acquisition of Valley High Ventures Ltd. (Note 4)	73,322,636	130,514,292	-	6,599,565	6,599,565	-		137,113,857
Share-based payments	-	-	15,538,692	-	15,538,692	-	-	15,538,692
Net loss for the year	-	-	-	-	-	-	(24,642,101)	(24,642,101)
Unrealized loss on available-for- sale securities	-	-	-	-	-	(554)	-	(554)
Balance, March 31, 2011 (Note 17)	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2011	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

Common shares issued for cash:
Brokered financing	20,600,000	40,170,000	-	-	-	-	-	40,170,000
Share issuance costs	-	(2,353,848)	-	-	-	-	-	(2,353,848)
Exercise of options	925,000	366,000	-	-	-	-	-	366,000
Exercise of warrants	14,325,443	14,464,470	-	-	-	-	-	14,464,470
Non-cash share issuance costs		(950,766)		950,766	950,766
Transfer of reserves on exercise of warrants and options	-	9,222,973	(291,601)	(8,931,372)	(9,222,973)	-	-	-
Shares issued on acquisition of Valley High Ventures Ltd. (Note 9)	4,991	-	-	-	-	-	-	-
Transfer of expired warrants and options			(235,814)	-	(235,814)	-	235,814	-
Share-based payments	-	-	251,082	-	251,082	-	-	251,082
Net loss for the year	-	-	-	-	-	-	(13,124,833)	(13,124,833)
Unrealized loss on available-for-sale securities	-	-	-	-	-	(15,616)	-	(15,616)
Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended March 31

	2012	2011
		(Note 17)
Operating Activities
Net loss	$(13,124,833)	$(24,642,101)
Items not involving cash:
Depreciation	20,089	5,205
Share-based payments	251,082	15,538,692
Foreign exchange gain	340,678	(166)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(1,509,772)	(148,300)
Accounts payable and accrued liabilities	(244,927)	518,422
Due from related parties	92,208	131,546

Cash Used in Operating Activities	(14,175,475)	(8,596,702)

Investing Activities
Recovery of expenditures on exploration and evaluation asset	160,000	-
Equipment acquisitions	(89,237)	(27,391)
Purchase of investments	(20,478,548)	-
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs	-	5,178,768
Advances from Valley High Ventures Ltd.	-	6,945,792

Cash Provided by (Used in) Investing Activities	(20,407,785)	12,097,169

Financing Activity
Issue of share capital for cash, net of issuance costs	52,646,622	14,329,176

Cash Provided by Financing Activity	52,646,622	14,329,176

Foreign Exchange Effect on Cash	(340,678)	166
Inflow of Cash	17,722,684	17,829,809
Cash and Cash Equivalents, Beginning of Year	19,850,757	2,020,948

Cash and Cash Equivalents, End of Year	$37,573,441	$19,850,757

Supplementary Information
Interest paid	$-	$-
Income tax paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

1.            NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date.  The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.            BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS

Statement of compliance and conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS, accordingly IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Previously the Company prepared its consolidated annual and interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 17 contains descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the consolidated statements of financial position as at April 1, 2010 and March 31, 2011 and the consolidated statements of operations and comprehensive loss and cash flows for the year ended March 31, 2011.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.  The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 17.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 26, 2012.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

2.            BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS (Continued)

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the recoverability and estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions including the estimated reclamation provisions and environmental obligations;
•	the determination of the assumptions used in the calculation of share-based payments; and
•	the allocation of proceeds for unit offerings between share capital and warrants.

3.            SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de ProjectosLevon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments, due from related parties, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL.  Certain investments are classified as available-for-sale and changes in fair value is recorded through other comprehensive income. Certain investments are classified as held-to-maturity, which is measured at amortized cost using the effective interest method. Amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Cash and cash equivalents

Cash and cash equivalents comprises cash, bank deposits, cashable guaranteed investment certificates (“GIC”) and short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties.  The Company capitalizes all costs relating to the acquisition of mineral claims, and expenses all costs relating to the exploration and evaluation of mineral claims.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves.  When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the subsequent costs incurred for the development of that project will be capitalized as mining properties, a component of property, plant and equipment.

All capitalized exploration and evaluation assets are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that an exploration expenditure and evaluation assets are not expected to be recovered, they are charged to operations.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

At each reporting date, the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation assets. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to profit or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based payments

The share option plan allows Company directors, employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payments expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the option’s grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of each tranche of options granted, which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments is credited to the reserve for options. If the options are later exercised, their fair value is transferred from the reserve to share capital. If the options expire unexercised or are forfeited or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to deficit.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares.  In the Company's case, diluted loss per share is the same as basic loss per share, as the effects of including all outstanding options and warrants would be anti-dilutive.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after April 1, 2012, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards effective April 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures -In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income Taxes-In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective April 1, 2013

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 13 Fair Value Measurement-IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amendments to other standards -In addition, there have been other amendments to existing standards, including IAS 27 SeparateFinancial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments-IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in OCI.

IFRS 9 is effective for the Company beginning on April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

4.            ACQUISITION

On March 25, 2011, the Company acquired all the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”) providing the Company with 100% ownership in the Cordero Property.

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrantholder will receive one common share of the Company,and instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

4.            ACQUISITION (Continued)

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to exploration and evaluation assets.The allocation of the consideration given and net assetsacquired of this transaction are summarized as follows:

Fair value of common shares issued	$130,514,292
Fair value of replacement warrants	6,599,565
Transaction costs	1,967,388
Settlement of pre-existing relationship	(6,945,792)

Total consideration	$132,135,453

Cash	$7,146,156
Amounts receivable	407,272
Prepaid expenses	12,800
Exploration and evaluation assets	124,614,581
Accounts payable and accrued liabilities	(45,356)

Net assets acquired	$132,135,453

5.            INVESTMENTS

At March 31, 2012, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(25,126)	$2,792
Avino Silver & Gold Mines Ltd.	2,200	1,554	3,363	4,917
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(21,763)	$7,710
Held-to-maturity
T-Bill – 4.50% interest	197,500	$20,441,902	$36,646 *	20,478,548
				$20,486,258

* Accrued interest

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

5.            INVESTMENTS (Continued)

At March 31, 2011, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(18,495)	$9,423
Avino Silver & Gold Mines Ltd.	2,200	1,554	12,348	13,902
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(6,147)	$23,326

At April 1, 2010, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	348,978	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(5,593)	$23,880

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors with the Company.  During the year ended March 31, 2011, Mill Bay Ventures Inc. had a 10:1 share consolidation.

6.            RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies.The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 27, 2012 to November 1, 2013 and interest rates ranging from 0.70% to 0.75%.

7.            EXPLORATION AND EVALUATION ASSETS

The Company hascapitlized the following acquisition expenditures:

Cordero Sanson
Balance, April 1, 2010	$105,380
Costs incurred during the year (Note 4)	124,614,581
Balance, March 31, 2011	124,719,961
Costs recovered during the year	(160,000)
Balance, March 31, 2012	$124,559,961

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.            EXPLORATION AND EVALUATION ASSETS (Continued)

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations for the year ended March 31, 2012:

Cordero Sanson
(Note 7(c))

Assays	$1,595,134
Drilling and exploration	4,260,933
General supplies and services	591,319
Geological and management services	4,345,333
$10,792,719

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations for the year ended March 31, 2011:

	Congress	Cordero Sanson	Total
	(Note 7(a))	(Note 7(c))

Assays	$2,373	$530,935	$533,308
Assessment, permits and filing fees	-	273,894	273,894
Drilling and exploration	-	5,877,712	5,877,712
General supplies and services	-	126,671	126,671
Geological and management services	-	829,876	829,876
Balance, March 31, 2011	$2,373	$7,639,088	$7,641,461

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25,1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 4).

(d)	Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)	Eagle claims The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)
Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

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

8.	PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and equipment	Vehicles	Machinery equipment	TOTAL
	$	$	$	$	$
COST
Balance at April 1, 2010	2,256	8,443	-	-	10,699
Additions	4,735	-	22,656	-	27,391
Balance at March 31, 2011	6,991	8,443	22,656	-	38,090
Additions	850	22,072	-	66,315	89,237
Balance at March 31, 2012	7,841	30,515	22,656	66,315	127,327

ACCUMULATED DEPRECIATION
Balance at April 1, 2010	338	5,837	-	-	6,175
Depreciation	1,285	520	3,400	-	5,205
Balance at March 31, 2011	1,623	6,357	3,400	-	11,380
Depreciation	1,738	2,621	5,777	9,953	20,089
Balance at March 31, 2012	3,361	8,978	9,177	9,953	31,469

CARRYING AMOUNTS
At April 1, 2010	1,918	2,606	-	-	4,524
At March 31, 2011	5,368	2,086	19,256	-	26,710
At March 31, 2012	4,480	21,537	13,479	56,362	95,858

Of the depreciation balance of $20,089, $12,211 was expensed as depreciation expense and the remaining balance of $7,878 was expensed as exploration expenditures.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.            SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

During the year ended March 31, 2012:
On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000. The underwriters received a cash commission of 5.0% of the gross proceeds raised through the financing and common share purchase warrants equal to 5.0% of the number of common shares issued under the financing. Total share issuance costs of $3,304,614 were incurred, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 until November 19, 2012, valued at $950,766. The fair value of the broker warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.59%, dividend yield of nil, volatility of 83.82% and an expected life of 18 months.

925,000 stock options were exercised for gross proceeds of $366,000. The Company reallocated the fair value of these options previously recorded in the amount of $291,601 from reserve for options to share capital.

13,558,723 warrants were exercised for gross proceeds of $13,697,750. The Company reallocated the fair value of these warrants previously recorded in the amount of $7,801,211 from reserve for warrants to share capital.

766,720 broker warrants were exercised for gross proceeds of $766,720. The Company reallocated the fair value of these warrants previously recorded in the amount of $298,097 from reserve for warrants to share capital.

An additional 4,991 common shares were granted to a former VHV shareholder.  The additional shares were granted to correct and reflect the number of common shares that the former VHV shareholder should have received pursuant to the acquisition as described in Note 4.No fair value was assigned to these common shares on the basis that the fair value of these shares is part of the $130,514,292 fair value as described in Note 4.

During the year ended March 31, 2011:

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consisted of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The proceeds of the privateplacement have been allocated using the relative fair value method resulting in $9,065,037 recorded as share capital and $2,038,978 as reserve for warrants. The fair value of the warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 106.80% and an expected life of 18 months. Total share issuance costs of $1,052,149 were incurred for the private placement, including cash commission of $525,026 and 1,066,720broker warrants, exercisable at a price of $1.00 until August 31, 2011, valued at $414,736. The fair value of the broker warrants werevalued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 96.65% and an expected life of one year.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.            SHARE CAPITAL (Continued)

Issued (continued)

8,958,484 warrants were exercised for gross proceeds of $3,723,824. The Company reallocated the fair value of these warrants previously recorded in the amount of $1,011,740 from reserve for warrants to share capital.

An amount of 265,000 stock options were exercised for gross proceeds of $138,750.The Company reallocated the fair value of these options previously recorded in the amount of $101,058 fromreserve for options to share capital.

Share purchase warrants

For the years ended March 31, 2012 and 2011, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, April 1, 2010	8,698,484	$0.35
Issued	8,469,393	$1.17
Issued on acquisition of VHV	6,259,550	$0.78
Exercised	(8,958,484)	$0.42
Expired	(55,000)	$0.35
Balance, March 31, 2011	14,413,943	$1.01
Issued	1,030,000	$1.95
Exercised	(14,325,443)	$1.01
Expired	(88,500)	$0.69
Balance, March 31, 2012	1,030,000	$1.95

Details of share purchase warrants outstanding as of March 31, 2012 and 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	March 31, 2012	March 31, 2011

June 21, 2011	$0.51	-	90,000
June 21, 2011	$0.60	-	2,244,750
August 31, 2011	$1.00	-	766,720
February 29, 2012	$1.20	-	7,387,673
April 8, 2012	$0.79	-	844,800
April 8, 2012	$0.92	-	3,080,000
November 19, 2012	$1.95	1,030,000	-
		1,030,000	14,413,943

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.            SHARE CAPITAL (Continued)

Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relations services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the years ended March 31, 2012 and 2011, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, April 1, 2010	1,900,000	$0.38
Granted	13,465,000	$1.40
Exercised	(265,000)	$0.52
Expired	(225,000)	$0.49
Stock options outstanding, March 31, 2011	14,875,000	$1.30
Granted	675,000	$1.50
Exercised	(925,000)	$0.40
Expired	(660,000)	$0.95
Stock options outstanding, March 31, 2012	13,965,000	$1.38

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.            SHARE CAPITAL (Continued)

A summary of stock options outstanding and exercisable as at March 31, 2012 and 2011 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

April 25, 2011	$0.21	-	350,000	-	350,000
October 2, 2011	$0.10	-	150,000	-	150,000
November 15, 2011	$1.35	-	50,000	-	18,750
November 15, 2011	$1.50	-	50,000	-	18,750
November 15, 2011	$2.00	-	50,000	-	18,750
March 15, 2012	$0.70	-	235,000	-	235,000
May 1, 2012	$0.85	-	100,000	-	91,667
May 1, 2012	$1.25	-	100,000	-	91,667
June 14, 2012	$0.85	100,000	100,000	100,000	79,167
June 14, 2012	$1.25	100,000	100,000	100,000	79,167
September 14, 2012	$0.35	100,000	150,000	100,000	150,000
September 14, 2012	$0.50	-	50,000	-	50,000
October 3, 2013	$1.50	200,000	-	50,000	-
November 15, 2013	$1.25	500,000	500,000	500,000	187,500
November 21, 2013	$1.50	250,000	-	62,500	-
April 28, 2014	$0.25	325,000	325,000	325,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	400,000	700,000	400,000	700,000
September 3, 2015	$1.00	3,450,000	3,450,000	3,450,000	3,450,000
March 25, 2016	$1.65	8,115,000	8,215,000	8,115,000	8,215,000
October 3, 2016	$1.50	225,000	-	56,250	-
		13,965,000	14,875,000	13,458,750	14,410,418

10.          SHARE-BASED PAYMENTS

During the year ended March 31, 2012, the Company granted 675,000 stock options exercisable at $1.50 ranging from two to five years to consultants of the Company.

During the year ended March 31, 2011, the Company granted 13,465,000 stock options exercisable at prices ranging from $0.65 to $2.00,ranging from oneto five years, to directors, officers, employees and consultants.

The Company recorded share-based payments of $251,082 (2011 - $15,538,692) on options issued, which vested during the year.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

10.          SHARE-BASED PAYMENTS (Continued)

Optionpricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2012	2011
Weighted average assumptions:
Fair value at grant date	$0.54	$1.18
Risk-free interest rate	1.02%	2.43%
Expected dividend yield	-	-
Expected option life (years)	3.00	4.74
Expected share price volatility	91.25%	114.41%

11.          RELATED PARTY TRANSACTIONS

During the year ended March 31, 2012:

(a)
$326,263 (2011 - $159,267) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$6,291 (2011 - $3,386) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from a public company with common directors.

(c)	$10,000 (2011 - $Nil) was paid for consulting fees to a private company controlled by a former officer of the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
ABC Drilling (i)	$5,564	$5,564	$5,564
Frobisher Securities Inc. (i)	-	504	-
Stone’s Throw Capital (ii)	-	-	42,947
	$5,564	$6,068	$48,511

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

11.          RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Chevillion Exploration. (ii)	$225,147	$135,930	$57,698
Coral Gold Resources Ltd. (iii)	27,926	57,901	56,788
Oniva(i)	66,646	34,184	24,426
	$319,719	$228,015	$138,912

(i)	Oniva, ABC Drilling and Frobisher Securities Inc. are private companies related by way of common management and directors.

(ii)	Chevillion Exploration and Stone’s Throw Capital are private companies controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $13,063 (2011 - $6,773) owed to a public company related by way of common directors and $52,606 (2011 - $20,145) owed to a private company related by way of common management and directors.Accrued liabilities includes $139,500 (2011 - $Nil) owed to a private company controlled by a director and officer of the Company.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2012 and 2011 are as follows:

	March 31, 2012	March 31 , 2011
Salaries and benefits	$56,262	$47,450
Consulting and management fees	1,225,176	626,063
Share-based payments	-	13,430,456
	$1,281,438	$14,103,969

12.          SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	March 31, 2012	March 31, 2011
Canada	$128,487	$59,339
Mexico	124,559,961	124,719,961
	$124,688,448	$124,779,300

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.          COMMITMENTS

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for futureminimum payments in respect of these agreements is as follows:

	March 31, 2012	March 31, 2011
Not later than 1 year	$129,765	$15,435
Later than one year and no later than 5 years	1,005,161	43,941
	$1,134,926	$59,376

14.          INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26.13% (2011 – 28.0%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2012	2011

Expected income tax recovery	$3,429,520	$6,899,788
Non-deductible expenses and other	(53,906)	(1,000)
Changes in timing differences	440,840	(192,142)
Share-based payments	(65,608)	(4,350,834)
Adjustments due to effective tax rate attributable to income taxes in other countries	284,133	126,736
Changes in income tax rates	(220,677)	(217,541)
Changes in unrecognized benefits	(3,814,302)	(2,265,007)
Income tax recovery (expense)	$-	$-

The components of the deferred tax assets (liabilities), after applying enacted Canadian rates of 25% (2011 - 25%) and enacted Mexico rates of 28% (2011 - 28%), are as follows:

	2012	2011

Deferred tax assets
Non-capital loss carry-forwards	$4,581	$-
Net deferred tax asset	4,581	-
Deferred tax liability
Investment securities	(4,581)	-
Net deferred tax liability	$-	$-

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

14.          INCOME TAXES (Continued)

As at March 31, 2012 and 2011, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2012	2011

Non-capital loss carry-forwards	$31,120,491	$17,717,076
Exploration and evaluation assets	9,257,756	9,020,984
Share issue costs	2,681,008	1,091,881
Other	3,902,278	3,874,386

Unrecognized deductible temporary differences	$46,961,533	$31,704,327

At March 31, 2012, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $11,332,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2014	$174,000
2015	166,000
2016	257,000
2027	338,000
2028	526,000
2029	296,000
2030	620,000
2031	2,884,000
2032	6,071,000
$11,332,000

15.          FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  Cash equivalents comprise cashable GICs with a maturity of one year or less and interest rates that range from 1.07% to 1.20%.Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.          FINANCIAL INSTRUMENTS (Continued)

(a)   Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	March 31, 2012	March 31, 2011

Cash and cash equivalents held at major financial institutions
Canada	$37,561,695	$19,222,255
Mexico	11,746	628,502

	37,573,441	19,850,757
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total	$37,606,070	$19,883,386

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2012 in the amount of $37,573,441 (2011 - $19,850,757) in order to meet short-term business requirements. At March 31, 2012, the Company had current liabilities of $708,372 (2011 - $861,595). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)   Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.          FINANCIAL INSTRUMENTS (Continued)

(c)   Market risk (continued)

Interest rate risk (continued)

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2012.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	March 31, 2012		March 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	463,406	12,479,052	698,949	1,468,309
Amounts receivable	27,685,730	-	1,095,963	-
Accounts payable and accrued liabilities	(434,875)	-	(305,298)	(2,699)
Amounts due to related parties	-	(228,719)	-	(184,273)
Net exposure	27,714,261	12,250,333	1,489,614	1,281,337
Canadian dollar equivalent	$2,161,158	$12,239,808	$121,463	$1,242,384

Based on the net US dollar denominated asset and liability exposures as at March 31, 2012, a 3% (2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $367,000 (2011 - $221,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2012, a 3% (2011 - 5%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $65,000 (2011 - $6,000).

(d)   Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.          FINANCIAL INSTRUMENTS (Continued)

(e)  Classification of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2012.

	Level 1	Level 2	Level 3
Investments	$20,486,258	$-	$-

16.          CAPITAL MANAGEMENT

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

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2012. The Company is not subject to external restrictions on its capital.

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the year ended March 31, 2012, the comparative information for the year ended March 31 2011, the consolidated statement of financial position as at March 31, 2011 and the opening consolidated statement of financial position on the transition date, April 1, 2010, subject to IFRS 1 exemptions.

In preparing its opening IFRS consolidated statement of financial position and comparative information for the consolidated financial statements as at and for the year ended March 31, 2011, the Company has adjusted amounts previously reported in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is described below.

The guidance for the first time adoption of IFRS is set out in IFRS 1. Under IFRS 1, IFRS is applied retrospectively at the transition date with all adjustments to assets and liabilities, as stated under Canadian GAAP charged to deficit, unless certain exemptions are applied. The Company has applied the following exemptions to its opening consolidated statement of financial position dated April 1, 2010:

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

(a)   Business combinations

The Company has elected to not apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the transition date.

(b)   Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

(c)   Compound financial instruments

The Company has elected not to retrospectively separate the liability and equitycomponents of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its consolidated statement of financial position dated April 1, 2010:

(d)   Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and financial performance. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of financial position as at April 1, 2010 and March 31, 2011 and consolidated statements of operations and comprehensive loss and cash flows as at and for the year ended March 31, 2011 have been reconciled to IFRS, with the resulting differences explained below.

Notes on GAAP – IFRS Reconciliations

(a)
IAS 12 prohibits the recognition of a deferred tax liability where a taxable temporary difference arises on a transaction, which is not a business combination, and at the time of the transaction, affects neither accounting profit nor taxable profit or loss. Therefore, the deferred income tax liability previously recognized under GAAP on the acquisition of VHV on March 25, 2011, which was capitalized to exploration and evaluation assets, is reversed to conform to IFRS.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes on GAAP – IFRS Reconciliations (continued)

(b)
IFRS 2 requires that, in respect of share-based awards with vesting conditions, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches. In contrast, the Company recognized share-based payments on stock options granted prior to the transition date on the straight-line method under Canadian GAAP.

In addition, the implementation guidance of IFRS 2 recommends that the fair value of equity instruments issued to non-employees for services provided to the Company, where the fair value of the instruments cannot be directly determined by reference to the fair value of the services provided, should be measured over the period during which the services are rendered. Under Canadian GAAP, the Company measured the fair value of such equity instruments at each vesting and reporting date, rather than over the period of performance.

As noted earlier, the Company has elected to apply the exemption allowed by IFRS 1 with respect to equity instruments issued and vested prior to the transition date. However, several adjustments were required for options not yet fully vested at April 1, 2010 and those options granted during the year ended March 31, 2011, in order to recognize share-based payments arising thereon.

(c)
IAS 1 requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the April 1, 2010 transition date and the comparative dates of March 31, 2011, part of the contributed surplus related to the fair value of options issued as share-based awards and part to warrants issued under private placements.

Therefore, atApril1, 2010 the fair value attributable to options and warrants outstanding at that date was transferred from contributed surplus to “Reserve for options” and  “Reserve for warrants”, respectively. The remaining balance of contributed surplus, which reflected the fair value of options and warrants no longer outstanding, was transferred to deficit, as permitted by IFRS 2.

(d)
IAS 16 requires that depreciation of property, plant and equipment be separately disclosed. Previously, this expense was included within the “office, occupancy and miscellaneous” expense category on the statement of operations. Under IFRS it will now be separately disclosed thereon.

(e)
On transition to IFRS, the Company elected to change its accounting policy to expensing all exploration expenditures, so as to align itself with policies adopted by other comparable companies at a similar stage of development in the mining industry.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Consolidated Statements of Financial Position

		April 1, 2010			March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current
Cash and cash equivalents		$2,020,948	$-	$2,020,948	$19,850,757	$-	$19,850,757
Amounts receivable		5,289	-	5,289	549,748	-	549,748
Prepaid expenses		22,823	-	22,823	46,736	-	46,736
Investments		23,880	-	23,880	23,326	-	23,326
		2,072,940	-	2,072,940	20,470,567	-	20,470,567
Non-current
Due from related party		48,511	-	48,511	6,068	-	6,068
Reclamation deposit		32,629	-	32,629	32,629	-	32,629
Exploration and evaluation assets	(a)(e)	3,059,841	(2,954,461)	105,380	181,332,777	(56,612,816)	124,719,961
Property, plant and equipment		4,524	-	4,524	26,710	-	26,710
TOTAL ASSETS		$5,218,445	$(2,954,461)	$2,263,984	$201,868,751	$(56,612,816)	$145,255,935

LIABILITIES
Current
Accounts payable and accrued liabilities		$69,802	$-	$69,802	$633,580	-	$633,580
Due to related parties		138,912	-	138,912	228,015	-	228,015
		208,714	-	208,714	861,595	-	861,595
Non-current
Deferred income tax liability	(a)	-	-	-	47,273,250	(47,273,250)	-
		208,714	-	208,714	48,134,845	(47,273,250)	861,595
SHAREHOLDERS’ EQUITY
Share capital	(b)	26,187,285	-	26,187,285	169,682,557	7,280	169,689,837
Reserves (contributed surplus)	(b)(c)	1,360,276	(101,126)	1,259,150	24,912,993	(192,038)	24,720,955
Accumulated other comprehensive loss		(5,593)	-	(5,593)	(6,147)	-	(6,147)
Deficit	(b)(c)(e)	(22,532,237)	(2,853,335)	(25,385,572)	(40,855,497)	(9,154,808)	(50,010,305)
TOTAL EQUITY		5,009,731	(2,954,461)	2,055,270	153,733,906	(9,339,566)	144,394,340
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,218,445	$(2,954,461)	$2,263,984	$201,868,751	$(56,612,816)	$145,255,935

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Consolidated Statement of Operations and Comprehensive Loss

		Year ended March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Consulting and management fees		$620,000	$-	$620,000
Depreciation	(d)	-	5,205	5,205
Exploration	(e)	-	7,623,760	7,623,760
Foreign exchange loss		61,002	-	61,002
General exploration		17,701	-	17,701
Listing and filing fees		67,286	-	67,286
Office, occupancy and miscellaneous	(d)	147,332	(5,205)	142,127
Professional fees		271,320	-	271,320
Salaries and benefits		106,281	-	106,281
Shareholder relations and promotion		114,532	-	114,532
Share-based payments	(b)	15,604,956	(66,264)	15,538,692
Travel		116,191	-	116,191

Loss before other items and income tax		(17,126,601)	(7,557,496)	(24,684,097)

Other Items
Interest income		41,996	-	41,996
Write-down of exploration and evaluation assets	(e)	(1,238,655)	1,238,655	-
NET LOSS		(18,323,260)	(6,318,841)	(24,642,101)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies		(554)	-	(554)
TOTAL COMPREHENSIVE LOSS		$(18,323,814)	$(6,318,841)	$(24,642,655)

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Consolidated Statement of Cash Flows

		Year ended March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	(b)(e)	$(18,323,260)	$(6,318,841)	$(24,642,101)
Adjustments for non-cash items:			-
Depreciation		5,205	-	5,205
Share-based payments	(b)	15,604,956	(66,264)	15,538,692
Write-down of exploration and evaluation assets	(e)	1,238,655	(1,238,655)	-
Unrealized foreign exchange loss		(166)	-	(166)
		(1,474,610)	(7,623,760)	(9,098,370)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(148,300)	-	(148,300)
Accounts payable and accrued liabilities	(e)	518,607	(185)	518,422
Due from related parties		52,872	78,674	131,546
		(1,051,431)	(7,545,271)	(8,596,702)

INVESTING ACTIVITIES
Exploration and evaluation asset expenditures incurred	(e)	(7,545,271)	7,545,271	-
Purchase of equipment		(27,391)	-	(27,391)
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs		5,178,768	-	5,178,768
Advances from Valley High Ventures Ltd.		6,945,792	-	6,945,792
		4,551,898	7,545,271	12,097,169

FINANCING ACTIVITIES
Issue of capital stock for cash, net of issuance costs		14,329,176	-	14,329,176
		14,329,176	-	14,329,176
Effect of exchange rate fluctuations on cash held		166	-	166

Increase in cash and cash equivalents		17,829,809	-	17,829,809

CASH AND CASH EQUIVALENTS, Beginning		2,020,948	-	2,020,948

CASH AND CASH EQUIVALENTS, Ending		$19,850,757	$-	$19,850,757

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

18.          SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2012:

(a)
The Company granted 250,000 stock options to an employee providing investor relations services. The stock options are exercisable at $1.00 for five years and vest 25% every three months over a twelve-month period.

(b)	The Company granted 600,000 stock options to a director, officer and employee of the Company. The stock options are exercisable at $1.00 for five years and vest 25% every three months over a year.

(c)	325,000 stock options expired unexercised.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

Dated: July 5, 2012	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)

Exhibit Index

Exhibit Number	Name
1.1	Notice of Articlesof Levon Resources Ltd.
1.2	Articles of LevonResources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
_______________________________
* Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on November 4, 2005