Form 20-F
period 2013-03-31
LEVON RESOURCES LTD.
filed 2013-07-05
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 199,854,423 common shares as at March 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐                                                                Accelerated filer ☒                                           Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ Other ☐
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

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Levon” refers to Levon Resources Ltd.

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities regulations. Such forward-looking statements concern the Company’s anticipated results and developments in our operations in future periods, planned exploration and, if warranted, development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the uncertainty regarding our ability to continue as a going concern;

•	risks related to our history of losses and our need to raise additional capital to continue our operations and to mine our properties;

•	risks related to our lack of history of producing metals from our mineral properties;

•	risks related to increased costs affecting our financial condition;

•	risks related to shortages of equipment and supplies;

•	risks related to mining and resource exploration being an inherently dangerous activity;

•	risks related to resource estimates;

•	risks related to material changes in resource estimates;

•	risks related to the mining industry being highly speculative and involving substantial risks;

•	risks related to our properties being in the exploration stage;

•	risks related to fluctuations in the market prices of commodities, including gold;

•	risks related obtaining necessary permits and licenses;

•	risks related to our activities being subject to governmental, environmental and other regulations;

•	risks related to pending and potential future regulations regarding climate change;

•	risks related to land reclamation costs;

•	risks related to our activities being subject to potential political and economic instability and unexpected regulatory change;

•	risks related to uncertainty regarding claims of title and right of aboriginal people;

•	risks related to our lack of ownership or interest to a mining claim in the central area of our Cordero project;

•	risks related to our lack of insurance coverage for certain activities;

•	risks related to potential litigation;

•	risks related to our acquisition activities;

•	risks related to competition in the mining industry;

•	risks related to potential conflicts of interest of our management;

•	risks related to our dependence on our management;

•	risks related to managing growth;

•	risks related to foreign currency fluctuations;

•	risks related to differences in US and Canadian reporting practices for mineral reserve and resource estimates;

•	risks related to potential joint ventures and partnerships;

•	risks related to evolving corporate governance and public disclosure standards;

•	risks related to our not having paid dividends to date;

•	risks related to our stock price and volume being volatile; and

•	risks related to our being a foreign private issuer.

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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended March 31, 2013, 2012 and 2011, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Acconting Standards Board (“IASB”). For the years ended March 31,2010, and 2009, we prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and included a reconciliation from Canadian GAAP to U.S. generally accepted accounting principles (“US GAAP”), describing the effects on the Company’s consolidated financial statements. Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

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

Indicated Mineral Resource
An „Indicated Mineral Resource‟ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Inferred Mineral Resource
An „Inferred Mineral Resource‟ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Intrusive	A rock mass formed below earth’s surface from magna which has intruded into a preexisting rock mass.

Laterite	A residual product of rock decay that is red in color and has a high content in the oxides of iron and hydroxide of aluminum.

Lode claim	A mining claim on an area containing a known vein or lode.

Measured Mineral Resource
A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term „Mineral Reserve‟ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Mineral Resource
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth‟s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase „reasonable prospects for economic extraction‟ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

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

Probable mineral reserve
A „Probable Mineral Reserve‟ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Proven mineral reserve
A „Proven Mineral Reserve‟ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

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

For the years ended March 31, 2013, 2012 and 2011 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our March 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years ended March 31, 2010 and 2009. We have adjusted our consolidated financial information as at and for the year ended March 31, 2011, in accordance with IFRS 1, and therefore the financial information set forth in this annual report on Form 20-F for the year ended March 31, 2011 may differ from information previously published. We adopted IFRS with a transition date of April 1, 2010.

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

The table below sets forth selected consolidated financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements.’’

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended March 31, 2013 and 2012. The information has been derived from our annual audited consolidated financial statements set forth in ‘‘Item 17 — Financial Statements.’’

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	March 31, 2013	March 31, 2012	March 31, 2011
Total Revenues	$-	$-	$-
Loss before other items	(7,243,033)	(13,735,479)	(24,684,097)
Net Loss for the Year	(6,769,507)	(13,124,833)	(24,642,101)
Net Comprehensive Loss for the Year	(6,773,240)	(13,140,449)	(24,642,655)
Loss per Share, Basic and Diluted	(0.03)	(0.07)	(0.31)
Total Assets	178,681,496	184,859,967	145,255,935
Total Liabilities	244,226	708,372	861,595
Working Capital	49,169,844	58,048,017	19,608,972
Share Capital	230,664,826	230,608,666	169,689,837
Total Equity	178,437,270	184,151,595	144,394,340
Weighted Average Number of Common Shares Outstanding	199,810,861	194,269,099	78,689,400

In accordance with Canadian GAAP

The tables below for the years ended March 31, 2010 and 2009 contain selected financial data prepared in accordance with Canadian GAAP, which have been derived from our previously audited consolidated financial statements for the years ending on such dates. The financial data presented below for 2010 and 2009 presented in accordance with Canadian GAAP and reconciled with US GAAP is not comparable to information prepared in accordance with IFRS.

Canadian GAAP	March 31, 2010	March 31, 2009

Total Revenues	$-	$-
Loss before other items	(745,785)	(326,030)
Net Loss for the Year	(730,892)	(330,822)
Net Comprehensive Loss for the Year	(719,709)	(349,190)
Loss per Share, Basic and Diluted	(0.01)	(0.01)
Total Assets	5,218,445	1,780,044
Total Liabilities	208,714	203,065
Working Capital	1,864,226	231,130
Share Capital	26,187,285	22,941,591
Total Equity	5,009,731	1,576,979
Weighted Average Number of Common Shares Outstanding	56,351,851	45,364,278

US GAAP	March 31, 2010	March 31, 2009

Total Revenues	$-	$-
Loss before other items	(2,428,361)	(232,194)
Net Loss for the Year	(2,413,468)	(236,986)
Net Comprehensive Loss for the Year	(2,402,285)	(255,354)
Loss per Share, Basic and Diluted	(0.04)	(0.01)
Total Assets	2,263,984	508,159
Total Liabilities	208,714	203,065
Working Capital	1,864,226	231,130
Share Capital	24,674,642	21,428,948
Total Equity	2,055,270	305,094
Weighted Average Number of Common Shares Outstanding	56,351,851	45,364,278

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2009	1.1264	1.2602	1.3000	0.9844
2010	1.0904	1.0156	1.2643	1.0113
2011	1.0163	0.9718	1.0778	0.9686
2012	1.0172	0.9991	1.0604	0.9449
2013	1.0013	1.0156	1.0418	0.9710

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of June 21, 2013, the exchange rate was CDN$1.0471 for each US$1.

Month	High	Low
Dec 2012	0.9952	0.9841
Jan 2013	1.0078	0.9839
Feb 2013	1.0285	0.9960
Mar 2013	1.0314	1.0156
Apr 2013	1.0270	1.0072
May 2013	1.0371	1.0023

B.	Capitalization and Indebtedness

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

We have not been profitable since our inception. For the fiscal year ended March 31, 2013, we had a net loss of $6,769,507 and an accumulated deficit on March 31, 2013 of $68,445,141. We have not generated revenues from operations and do not expect to generate revenues from operations until one or more of our properties are placed in production. All of our properties are in the exploration stage, which means that we have no known mineral reserves on our properties. We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. If the Company fails to raise additional funds it will curtail its activities and may risk being able to maintain its interests in its mineral properties.

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

We have no history of producing metals from any of our properties. Our properties are all exploration stage properties in various stages of exploration. Advancing properties from exploration into the development stage requires significant capital and time and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

•	completion of feasibility studies to identify reserves and commercial viability, including the ability to find sufficient silver reserves to support a commercial mining operation;

•	the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•	the availability and costs of drill equipment, exploration personnel, skilled labor and mining and processing equipment, if required;

•	the availability and cost of appropriate smelting and/or refining arrangements, if required;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance exploration, development and construction activities, as warranted;

•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•	potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

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

Mining and mineral exploration involves various types of risks and hazards, including:

•	environmental hazards;
•	power outages;
•	metallurgical and other processing problems;
•	unusual or unexpected geological formations;
•	personal injury, flooding, fire, explosions, cave-ins, landslides and rock-bursts;
•	inability to obtain suitable or adequate machinery, equipment, or labor;
•	metals losses;
•	fluctuations in exploration, development and production costs;
•	labor disputes;
•	unanticipated variations in grade;
•	mechanical equipment failure; and
•	periodic interruptions due to inclement or hazardous weather conditions.

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

As we have not completed feasibility studies on any of our properties and have not commenced actual production, mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

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

We cannot predict the effect of these factors on metal prices. Gold prices quoted in US dollars have fluctuated during the last several years. The price of gold (London Fix) has ranged from $1,693.75 to $1,232.75 per ounce during calendar 2013 through June 21, 2013; $1,791.75 to $1,540.00 per ounce during the calendar year 2002, closing at $1,657.50 on December 28, 2012; $1,316 to $1,896 per ounce during calendar 2011, closing at $1,574.50 on December 30, 2011; $1,058 to $1,421 per ounce during calendar 2010, closing at $1,405.50 on December 30, 2010; $810 to $1,212 per ounce during calendar 2009, closing at $1,087 on December 30, 2009.

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

Our operations require licenses and permits from various governmental authorities. We believe that we hold all necessary licenses and permits under applicable laws and regulations and believe that we are presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop our properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

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

Title to some of our mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims. Any impairment or defect in title could have a negative impact on our results of operations and financial condition.

The acquisition of title to mineral properties is a very detailed and time-consuming process. There is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens; agreements; transfers or claims, including aboriginal land claims; and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to, or defect in, title to our properties could have a material adverse effect on our business, financial condition or results of operations.

We do not have an interest or agreement with the owners of a mining claim within the central portion of our Cordero Project.

A mining claim with uncharacterized mineral potential is present in the central portion of the estimated resource at the Cordero Project. As the mining claim is currently uncharacterized, it is not clear the impact this claim could have on our mineral potential at the Cordero Project or our ability to explore and, if warranted, exploit the Cordero Project. We may not be able to obtain this mineral claim at a reasonable cost or at all. If the mining claim were to be determined critical to our mineral resource or to unduly inhibit our exploration and, if warranted, development of the Cordero Project, it could alter to economic value of the Cordero Project and negatively affect future production decisions and profits from potential future production. As of the date of this report, the Company is in the process of completing the acquisition of a mining claim within the central portion of the Cordero Project.

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

We undertake evaluations of opportunities to acquire additional mining properties. Any resulting acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating, financial and geological risks. Success in our acquisition activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of our ongoing business, the inability of management to maximize the financial and our strategic position through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, we may need additional capital to finance an acquisition. Historically, we have raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect our ability to raise capital to acquire and explore resource properties. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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

We operate in more than one country and our functional currency is the Canadian Dollar. Our offices are located in Canada, and certain of our mining exploration properties are located in Mexico and the United States. The Company’s financial results are reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. Fluctuations in and among the various currencies in which we operate could have a material effect on our operations and financial results.

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

Although our common shares are listed on the Toronto Stock Exchange, referred to as the “TSX” and the Frankfurt Stock Exchange, referred to as the “FSE”, and are occasionally traded in the United States on OTC Pink tier of the OTC Link, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for our common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our common shares have experienced volatility in share price.

In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like us, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2013 fiscal year, our common share fluctuated on the TSX between a low of $0.31 and a high of $0.72 Subsequent to the 2013 fiscal year, our common share price has fluctuated between a low of $0.2492 and a high of $0.38. Significant fluctuations in our common share price is likely to continue, and could potentially increase in the future.

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

We generally will be designated as a "passive foreign investment company" under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if, for a tax year, (a) 75% or more of our gross income for such year is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. United States shareholders should be aware that we believe we were classified as a PFIC during its tax year ended March 31, 2013, and may be a PFIC for future taxable years. If we are a PFIC for any taxable year during which a United States person holds our securities, it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of our securities as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on our common shares. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below. Each United States shareholder should consult its own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares, including the application of the PFIC rules.

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

We are a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. Therefore, we are not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

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

The Company may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. From 2007 to 2009, the United States credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader United States and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions which continued throughout 2012 with continued uncertainty in the European marketplace and continued uncertainty surrounding the “fiscal cliff” and United States government spending cuts. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially. In addition, general economic indicators have continued to deteriorate, including consumer sentiment, unemployment and economic growth and uncertainty about corporate earnings.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including junior mining companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all. Further, as a result of on-going global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

Item 4.   Information on the Company

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

The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LVN”, and the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the OTC Pink tier of the OTC Link under the symbol “LVNVF”.

B.           Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on silver and gold exploration. The Company’s most recent activities have been conducted on the Cordero-Sanson Property (“Cordero” or “the Cordero Project”) located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims were comprised of claims wholly-owned by Valley High Ventures Ltd. (“Valley High”) by agreement with small local mining companies, and certain other claims that were staked by the Company. In February 2009, the Company signed a Letter of Intent with Valley High, whereby Levon would earn a 51% interest in Valley High’s wholly owned Cordero-Sanson Property. On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the “Arrangement”) transferring to the Company 100% ownership in the Cordero Project. Cordero is the principal asset of the Company.

Prior years the Company conducted exploration on the wholly owned Congress Property located in the Lillooet Mining Division of British Columbia, Canada, where we also hold an interest in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims.

The Company also holds certain interests in three mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruf and Norma Sass claims and the Eagle claims.

The Company is an "exploration stage company", as all of its properties are currently in the exploratory stage of development. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of its properties. In order to determine if a commercially viable mineral deposit exists further geological and engineering work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Significant Acquisitions and Significant Dispositions

On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the “Arrangement”). Prior to the Arrangement, Valley High was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, Valley High owned 49% of the Cordero Project and the Company held the remaining 51% interest.

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

Competition

The mining industry in which we are engaged is highly competitive. Competitors include well capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company’s. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industries to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

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

In Mexico access is year round.

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

C.           Organizational Structure

The Company’s subsidiaries include the British Columbia incorporated wholly-owned Valley High Ventures Ltd., three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan, S.A. de C.V. and Minera El Camino, S.A. de C.V. and three wholly owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd., Citrine Investments Limited and Turney Assets Limited.

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

Historically, the Company focused its exploration activities on its properties located in British Columbia, Canada. These are located on the north side of Carpenter Lake, 90 kilometers west of the town of Lillooet, British Columbia, Canada and 4 kilometers northeast of the small town of Goldbridge (population 50) in the Lillooet Mining Division, NTS 092J15W. Exploration there has been concluded and the properties are for sale.

Since the acquisition of the Cordero Project in 2011, the Company’s focus has been on the exploration of the Cordero Project located in the Chihuahua State of Mexico. The property and region host excellent infrastructure with ample power and water plus easy road access. The nearby town of Hidalgo Del Parral (pop. 102,000), just 35 km southwest by road, offers a rail head, supplies and skilled mining labor.

E.           Qualified Person

Vic Chevillon, MA, CPG, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in NI 43-101 of the Canadian Securities Administrators and has reviewed and approved the scientific and technical disclosure contained in this Annual Report on Form 20-F.

Cordero Project, Chihuahua State, Mexico

Ownership.

The Company owns a 100% interest in the project which includes about 20,000 hectares of staked claims in two separate parcels. A single 19 hectare claim is under negotiation to consolidate the entire district. Notarized surface access agreements are in place with all surface rights owners for all the key central mining claims. The surface access rights agreements with local family ranches and a small Ejido located well away from the current NI 43-101 Cordero resource are all transferable to third parties as are all underlying mining claim agreements within the historical Cordero mining district.

The Cordero Project claims are owned 100% by Minera Titan S.A. de C.V. - a wholly owned Mexican subsidiary of Levon. Optioned claims at the Cordero Project are optioned to Minera Titan.

Staked mining claims owned by Levon through Minera Titan are royalty free and good in perpetuity as long as annual assessment work and filings are completed. Minera Titan purchased the mining concession named “San Pedro”, title 215161 from Minera de Cordilleras, S.A. de C.V. on August 4, 2010. In the purchase agreement, a royalty of 2% NSR was agreed. The royalty is only related to this lot. The annual assessment work is minimal and annual reporting is due in May; the Company has satisfied its assessment and reporting requirements for 2012.

On February 21, 2013 the Company exercised two option to purchase agreements to gain 100% ownership in two respective claim groups in a central part of the Cordero district, covering much of the current NI 43-101 resource. There are royalties associated with both option agreements:

•
EXPLORATION AND OPTION AGREEMENT WITH MR. ELOY HERRERA. Minera Titan shall pay to Mr. Herrera a royalty of 1% of net smelter return (NSR). The royalty will be calculated on the first hand purchaser´s payment. Minera Titan has right of first refusal to acquire to Mr. Herrera´s royalty in front of any proposal of a third bona fide third party.

•
EXPLORATION AND OPTION AGREEMENT WITH JANDRINA, S.R.L Minera Titan shall pay to Jandrina a royalty of 2% of net smelter return (NSR). Minera Titan has the followings rights: (i) To acquire until the 50% of the royalty (1%) paid to Jandrina USD$500,000.00 for each 0.50%. and (ii) The right of first refusal to acquire to Jandrina´s royalty in front of any proposal of a third bona fide third party.

All option agreement payments apply to the NSR on production. All option payments to date total about $1.5 million toward the purchase option. See the table below for option payment information.

The Cordero Project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero Project is approximately 19,884.3 hectares. The table below lists Levon’s Cordero Project claims and agreement obligations:

Table 1: Levon Resources Ltd. Mexican Cordero Properties June 2013
Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Cordero	Chihuahua, MX	Minera Titan S.A. de C.V. Mexico: 28191*1	SANSON	230434	7,510.8325	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			SANSON I	231280	950.0000	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			SANSON II	231281	400.0000	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			SANSON FRACCION 1	228104	0.0763	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			SANSON FRACCION 2	228105	0.0906	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			TITAN	235089	1,700.0000	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			TITAN I	235090	8,150.0000	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			SAN PEDRO	215161	1.9422	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012	San Pedro purchased (100%) from Cordilleras in 2010. underlying 2 % NSR. Minera Titan has first right of refusal.
			LA PERLA	240461	400.0000	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			SAN OCTAVIO	165481	2.0000	100 % Titan	n/a	Paid to June 30, 2013	Complete to May 2012
			TITAN II	241084	100.0000	100 % Titan	n/a	Paid to June 30, 2013	Recently titled	Assessment obligation started in 2013, to be filed on May 2014

Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Cordero	Chihuahua, MX	Minera Titan S.A. de C.V. Mexico: 28191*1	Unif. Cordero	171994	218.8683	100 % Ttian	On February 21, 2013, option was exercised with Jandrina, S. de R. L., Mi. (Fernando Rascon), no option payments are due. Contract has been filed for registration.	Paid to June 30, 2013	Complete to May 2012	Jandrina retained 2% NSR; up to 1% can be purchased at a rate of US$500,000 per 0.5%; (Titan retains first right of refusal on remaining NSR).
			Argentina	179438	3.9140	100 % Ttian		Paid to June 30, 2013	Complete to May 2012
			Catas de Plateros	177836	2.0000	100 % Ttian		Paid to June 30, 2013	Complete to May 2012
			Sergio	214655	9.8172	100 % Ttian		Paid to June 30, 2013	Complete to May 2012
			El Santo Job	213841	155.5708	100 % Ttian		Paid to June 30, 2013	Complete to May 2012
			Todos Santos	238776	2.5040	100 % Ttian		Paid to June 30, 2013	Complete to May 2012
			Josefina	172145	6.0750	100 % Ttian	On February 21, 2013, option was exercised with Eloy Herrera, no options payements are due. Contract has been filed for registration.	Paid to June 30, 2013	Complete to May 2012	Mr. Herrera retained 1% NSR (optionee retains first right of refusal on remaining 1% NSR)
			Berta	182264	16.5338	100 % Ttian		Paid to June 30, 2013	Complete to May 2012
			La Unidad dos	212981	175.7555	100 % Ttian		Paid to June 30, 2012	Complete to May 2012
			La Unidad	178498	78.2960	100 % Ttian		Paid to June 30, 2012	Complete to May 2012

TOTAL AREA (All Tenures) 19,884.2694 ha * Application Number (title number provided when tenure granted)

Geological Setting

Cordero encompasses an emerging district centered on high level, Tertiary porphyry style, bulk tonnage, silver, gold, zinc, lead mineralization. Cordero has an ideal mining infrastructure setting, located in rolling cattle country, accessed by state highways with a main electrical power corridor cutting across a southern part of the claims. Cordero is within an emerging Chihuahua-Zactatecas regional trend of similar deposits, which includes Penasquito (GoldCorp), Camino Rojo (GoldCorp), Pitarilla (Silver Standard) and San Agustin (Silver Standard) and others that appear to be part of a transcontinental belt of similar deposits, which has yet been completely defined in the literature. Cordero includes two porphyry belts and a third mineralized volcanic center to the south (Perla). Cordero is projected to have discovery potential for multiple bulk tonnage deposits. Drilling in 2009, 2010, 2011 and 2012 totals 112,340 m in 250 core holes. No drilling has been completed to date in 2013. Initial discovery holes were drilled in 2009 and the holes were subsequently offset by drilling step out core holes on a systematic drill grid that covers the Pozo de Plata Diatreme, Josefina Mine Zone and the southwest portion of the Cordero Porphyry Zone. The drilling indicates the zones combine into a large scale, bulk tonnage, gold, zinc, lead mineral resource (reported in the Mineral Resources section below).

Silver, gold, zinc, lead and locally copper and moly mineralization at Cordero is controlled by a belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a sequence of interbedded Cretaceous limestone, calcareous mudstone, siltstone and sandstone.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt about 60% since 2009 at the beginning of Levon's exploration. It appears that all six intrusives centers in this northeast trending belt are mineralized and encompass targets for bulk tonnage Ag, Au, Zn, Pb type deposits. Recognition of three mineralized diatreme complexes to the southwest of the current resource and active and past mines in the Cordero district significantly expands the untested exploration potential of the area. The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt vary systematically, from a shallow exposed porphyry stock in the northeast to progressively deeper intrusive centers toward the southwest. This district scale pattern accounts for the three high levels, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast. Recognition of this geologically controlled geometry is guiding the systematic district scale exploration.

Drill results reveal five types of silver, gold, zinc and lead vein mineralization:

•	Type 1 – Narrow, high grade vein zone mineralization of galena, sphalertie and some tetrahedrite and wire silver.

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

•
Type 5 – Younger granodiorite porphyry hosted disseminated and stockwork porphyry style copper and molyodenite mineralization beneath the porphyry silver, gold, zinc, lead mineralization of the resource in a northeast part of the resource.

Location and Access

The Cordero Project is located 180 km south of the city of Chihuahua and 35 km north of the mining town of Hildalgo Del Parral in south central Chihuahua, Mexico. The property is accessed by two wheel drive vehicles from Chihuahua State Highway 24 at the east ranch road turn off at highway mile post 150 km. The property covers rolling, low relief cattle ranch land in a high desert environment. Work within the project area can be carried out year round, although 4x4 vehicles are sometimes required for transport during scarce storms of the “wet” season from June through August.

Surface Access Rights

We have notarized agreements for exploration surface rights with ranch owners with lands on our central mining claims covering the mineral resource and on all outlying exploration targets on our claims. The surface rights agreements require monthly rental payments to remain in good standing. The surface rights agreements are of unlimited term and are transferable to any assigned third party. As of June 2013 our average monthly payments were approximately $10,000 and we had promptly made all required payments.

Infrastructure

To accommodate processing, sampling and storing the drill core, and sample pulps and rejects, the Company has built four core sheds, including the rehabilitation of an adobe hay barn that serves as a field office, core sampling facilities and core storage. The Company constructed a water supply station to supply water to the core shed facilities and the core drills. There are no modern, large scale mining facilities or equipment at the project since it is an exploration stage project. Artisan miners who are contractors for the underlying royalty holders, continue small scale, hand sorted ore mining operations in shallow shafts in the district under provisions of the exercised option agreements. Their operations can be terminated under the provisions of the agreements at Levon's discretion.

Exploration Costs

Exploration expenditures to date total about $23 million. The Company has completed 112,340 metres of core drilling in four Phases of exploration to date. Phase 4 exploration also includes advancing the engineering studies of the project including water and power supplies, metallurgy, preliminary mine design, and advancing the expanded exploration land use permit.

Power and Water

M3 Engineering and Technology (M3), Tucson, Arizona, has been contracted to guide and manage Cordero engineering studies and provide engineering scale water resource characterization and power availability studies at the project. The water and power studies are on-going.

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

History and Exploration

Prior to 2009 Valley High Ventures Ltd. had consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position. Levon started exploration at Cordero in February through a joint venture agreement with Valley High. By August 2009 under Levon’s direction, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north. Transferable surface access agreements are now in place with surface owners for the land package. Our exploration has been mostly in the Cordero Porphyry Belt area in the south tier of the property with some initial holes drilled in the Porfido Norte Belt 10 km to the north and the Perla Volcanic Center 5 km to the south.

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

In Phase 1 exploration, by October 2009, Levon had drilled three discovery core holes, which were separated by 1.3 kilometers. The best discovery hole was in the Pozo de Plata Diatreme, which Levon first recognized early in Phase 1. And the best intercept in the discovery holes was in C09-5 that intersected 152 metres grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb in the mineralized diatreme.

Four follow up phases of exploration grid drilling were conducted to offset the initial discovery holes. The grid drilling revealed widespread, bulk tonnage mineralization among the discovery holes, which represents a large scale bulk tonnage discovery. The first indicated and inferred resources were calculated by June 2011 (detailed in the Mineral Resource section below) near the end of Phase 3 drilling. M3 completed a Preliminary Economic Assessment (PEA) on the initial resource (indicated & inferred) by January 2012 as Phase 4 drilling continued. An updated resource estimate was completed on Phase 4 results in June 2012 (also detailed in the Mineral Resource section below). This report was then amended and re-filed in May 2013.

Concurrently with the resource grid drilling, exploration holes were completed to initially test a series of outlying, targets defined by geologic mapping, sampling and geophysical surveys. The geophysics included 3D induced polarization (IP), air borne magnetic, electromagnetic (EM) and radiometric surveys, ground gravity and a high resolution magnetotellurics (MT) survey. The outlying drill results locally encountered mineralization that warrants some additional exploration follow up in the future.

The Company is focusing now on the central mineral resource of Cordero.

Proposed Exploration

Phase 4 exploration drilling was a seamless continuation of the Phase 3 program. Phase 4 goals are to 1) complete delineation drilling of the first resource; 2) complete exploration drilling to make additional outlying discoveries that require grid drilling; and 3) to further advance engineering studies on water and power supplies, additional metallurgical testing, optimize the possible mine design, complete private land acquisition and consolidate the last remaining claim ownership to de-risk the project.

Of the proposed 130,000 m of Phase 4 drilling 31,000 m have been completed and the project has shifted into advancing the engineering aspects of the project. A second updated resource estimate was completed on Phase 4 results in June 2012. Currently additional grid drilling within and around the Cordero resource is being designed and considered to continue Phase 4.

Levon has defined and initially tested a series of exploration targets south of Pozo de Plata Diatreme (Pasto del Sur Diatreme) and to the southwest in the Dos Mil Diez and Molina de Viento Diatremes in targets 10 km to the north in the the Porfido Norte Belt. The Perla property felsic dome we staked 5 km south of the Cordero claims was also initially drill tested.. The outlying targets have been prioritized and initially drill tested in Phase 4 with mineralization of geologic significance encountered that require follow up in the future.

The current priority at Cordero is to focus on the engineering aspects of the Cordero resource.

Exploration Potential

Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the geology of the Penasquito mine of GoldCorp. We believe Cordero geology, mineralization and exploration results to date support this analogy and point to this scale of upside discovery potential at Cordero. Cordero is in the early discovery stage of exploration.

For further details and maps of the Cordero project, please see our website: www.levon.com

Reserves

Cordero has no known mineral reserves, as defined in SEC Industry Guide 7, and is an early-stage minerals exploration project.

Mineral Resource Estimates

Levon contracted Independent Mining Consultants (IMC) to complete the first independent bulk tonnage resource calculation at the Cordero Project which they reported in June, 2011. M3 followed up with a  Preliminary Economic Assessment (PEA) in January, 2012 (summarized in the PEA section below).

An updated resource estimate that included Phase 4 drill results prepared by IMC in collaboration with M3 was announced in June 2012 and the related technical report titled: Cordero Project June 2012 Mineral Resource Update dated July 31 2012 was filed August 2, 2012. This report was subsequently amended then refilled on May 10, 2013.

The Cordero estimate prepared by IMC for Levon is based on 203 drill holes completed through April 2012. The resource estimates contained in the report are for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent porphyry zone to the east and north of Pozo (both within the Cordero Porphyry Belt). Drilling indicates that other deposits in the district contain mineralization and are promising exploration targets, although insufficient drilling has been done at this time to establish any resource estimates for these deposits.

The resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an inverse distance estimation block model. The resource is based on 97,769 meters (m) of drilling in 203 core holes of which is an addition of 33,380 m of drilling in 41 core holes over the drill information used for the June 2011 resource estimate.

The assay intervals are composited into 10m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting. A net smelter return (NSR) value is calculated for each model block based on the metal grades and estimates of process recovery, concentrate terms and the metal prices of $25.00/oz silver, $1.00/lb for both zinc and lead. Gold was not included at this time into the NSR value to be consistent with previous mineral resource tabulations. The inputs to the NSR calculation are the same as were used for the June 2011 mineral resource (indicated & inferred) estimate. There are areas within the deposits which have higher gold grades and have been included in the tabulations.

The amended June 2012 resource estimate is summarized in Table 1 at the $6.00/t NSR cutoff along with higher cutoffs shows the distribution of the indicated resources and inferred resources within the deposits.

Table 1: Cordero June 2012 Mineral Resource Tabulated at Various NSR Cutoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's (millions)	Gold oz's (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0 112	0.48	0.76	89100	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65

$20.00	Indicated	70.56	44.36	0 132	0.59	0.90	52.49	44.60	0.045	0.59	1109
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry. The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

Metal	Price	Mill Recovery
		Pb Conc	Zn Conc
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%	N/A
Zinc	1.00 / lb	N/A	70%
Gold	1,200 / oz	No recovery included to date

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

The “Cordero Project June 2012 Mineral Resource Update, as Amended May 10, 2013 was authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM who is an employee of M3 and independent of the company as defined by Section 1.5 of NI 43-101.

Cautionary Note to U.S. Investors: Mineral resources in the categories reported in the table above are not recognized by SEC Industry Guide 7. Investors should not assume that any minerals in these categories will ever be upgraded to reserves. See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.

Preliminary Economic Assessment

A favorable Cordero Project Preliminary Economic Assessment (a “PEA”), announced January 30, 2012 was derived by considering the uppermost 30% portion of the first resource The PEA considers mining through the Stage 4 open pits. The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne.

A Preliminary Economic Assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Technical Report: Cordero Project, Preliminary Economic Assessment dated March 12, 2012 as amended May 8, 2013 was authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM who is the independent Qualified Person for purposes of this Preliminary Economic Assessment and the associated updated resource calculation.

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

Drill Results

Cordero Phase 3 and 4 drill results with completed assays from holes C11-161 to C12-233 were forwarded to IMC to complete an updated resource calculation. IMC reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource. Since the latest resource was calculated Phase 4 resource delineation grid drilling and outlying exploration drilling has continued through hole C12-250 and these drill results are being interpreted.

Environmental Liabilities

The Company is not aware of any environmental liabilities at the Cordero Project. M3 has been contracted to complete an environmental audit and to handle exploration permitting.

Risks

The following risk issues have been identified for the Cordero Project:

1)
A mining claim with uncharacterized mineral potential is present in the central portion of the resource. Acquiring an agreement with the owners of this claim would help clarify the mineral potential in this portion of the resource and remove this complication in exploration and exploitation of the resource.

2)	Cordero as currently understood is a low grade, bulk tonnage deposit which will need favorable metal recoveries, metal prices and low operating costs to be developed.

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

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3m wide intercept grading of 0.395 ounces per ton Au. The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits. Three angle core holes (1,048m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones. Such vein zones have been explored and mined at the Congress and Howard mines in the past. The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes. The 2008 Program was suspended at 3 holes to allow further investigation.

Proposed Exploration

The Company has no plans to carry out exploration activities on the Congress property in the next fiscal year.

Environmental Liabilities

The Company is not aware of any environmental liabilities.

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

Item 4A. Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

Some of our critical accounting policies are as follows. See Note 2 to the March 31, 2013 consolidated financial statements for a detailed description of our accounting policies.

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

Significant accounting judgements and estimates

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets
The investment in exploration and evaluation assets on the Cordero Project comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties.  Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Environmental
Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At March 31, 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(c)	Impairment assessment
At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At March 31, 2013, there are no indications that suggest that the Company’s assets are impaired.

(d)	Recoverability of amounts receivable
The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At March 31, 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

(e)	Valuation of share-based payments
The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(f)	Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the year ended March 31, 2013.

A.            Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended March 31, 2013, 2012 and 2011, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended March 31, 2013 compared with the year ended March 31, 2012

	2013	2012

Expenses
Consulting and management fees	$679,691	$1,007,640
Depreciation	35,487	12,211
Directors’ fees	101,000	-
Exploration	4,718,354	10,792,719
Foreign exchange loss (gain)	(265,329)	154,227
Listing and filing fees	82,773	309,261
Office, occupancy and miscellaneous	128,714	182,491
Professional fees	87,965	338,551
Salaries and benefits	239,799	234,249
Share-based payments	1,023,915	251,082
Shareholder relations and promotion	217,157	249,556
Travel	193,507	203,492

Loss before other items	(7,243,033)	(13,735,479)

Other items
Interest income	473,526	610,646

Net Loss for Year	(6,769,507)	(13,124,833)

Other Comprehensive Loss
Unrealized loss on investments	(3,733)	(15,616)

Total Comprehensive Loss for Year	$(6,773,240)	$(13,140,449)

During the year ended March 31, 2013, the Company’s net loss decreased by $6,355,326 from a net loss of $13,124,833 for the year ended March 31, 2012 to a net loss of $6,769,507 for the year ended March 31, 2013. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Consulting and management fees

Consulting fees decreased by $327,949 during the year from $1,007,640 during the year ended March 31, 2012 to $679,691 during the year ended March 31, 2013. The decrease in consulting fees is mainly attributed to a decrease in bonus paid to the CEO and President of the Company. During the year ended March 31, 2013, the Company paid a $200,000 bonus to the CEO and President of the Company compared to a bonus of $550,000 during the year ended March 31, 2012.

Year ended March 31, 2013 compared with the year ended March 31, 2012 (Continued)

Independent director fees

In October 2012, the Board of directors approved the payment of an annual directors’ fee of $18,000 per director, per year to four independent directors. The annual directors’ fee is retroactive to March 1, 2012 and the fees are payable quarterly in advance.

Exploration expenditures

Exploration expenditures decreased by $6,074,365 during the year from $10,792,719 for the year ended March 31, 2012 to $4,718,354 for the year ended March 31, 2013. The decrease is mainly attributed to overall reduced drilling activities.

Foreign exchange gain

Foreign exchange gain increased by $419,556 from a loss of $154,227 during the year ended March 31, 2012 to a gain of $265,329 during the year ended March 31, 2013. The increase in foreign exchange gain is mainly attributed to the strengthening of the USD on US denominated deposits held at year end.

Share-based payments

Share-based payments increased by $772,833 from $251,082 for the year ended March 31, 2012 to $1,023,915 for the year ended March 31, 2013. Current year’s higher balance is attributed to more stock options granted and vested, as well as attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized. During the year ended March 31, 2013, 1,350,000 stock options were granted compared to 675,000 stock options granted during the year ended March 31, 2012. Also, during the year ended March 31, 2013, 8,740,000 stock options had their exercise price re-priced to $0.75.

Year ended March 31, 2012 compared with the year ended March 31, 2011

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

Consulting and management fees

Consulting fees of $1,007,640 include payments to the CEO and President of the Company as well as consultants providing investor relation services. Consulting fees increased by $387,640 during the year from $620,000 for the year ended March 31, 2011 to $1,007,640 during the year ended March 31, 2012. The current year balance includes a $550,000 bonus paid to the CEO and President of the Company compared to a bonus of $125,000 during the year ended March 31, 2011.

Year ended March 31, 2012 compared with the year ended March 31, 2011 (continued)

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

Salaries and benefits

Salaries and benefits increased by $127,968 from $106,281 during the year ended March 31, 2011 to $234,249 during the year ended March 31, 2012. Overall increase is attributed to increased business operations during the year as a result of acquiring 100% interest in the Cordero Project.

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

Shareholder relations and promotion

Shareholder relations and promotion increased by $135,024 from $114,532 during the year ended March 31, 2011 to $249,556 during the year ended March 31, 2012. Additional shareholder relations and promotion expenses were incurred as the Company acquired 100% interest in the Cordero Project and graduated from the TSX Venture Exchange to the TSX exchange.

Travel

Travel expense increased by $87,301 from $116,191 during the year ended March 31, 2011 to $203,492 during the year ended March 31, 2012. The increase is attributed to more travelling to promote the Company upon acquiring 100% interest in the Cordero Project and graduation from the TSX Venture Exchange to the TSX Exchange

Interest income

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

As at March 31, 2013 the Company had working capital of $49,169,844 compared to working capital of $58,048,017 at March 31, 2012.

Year Ended	March 31, 2013	March 31, 2012	March 31, 2011
Working Capital	49,169,844	58,048,017	19,608,972
Deficit	68,445,141	62,899,323	50,010,304

Working capital decreased by $8,878,173 from $58,048,017 as at March 31, 2012 to $49,169,844 as at March 31, 2013. The decrease is mainly attributed to a reduction in the cash balance of $8,740,075. Of the decrease of $8,740,075 in cash, $6,567,762 is used in operating activities.

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

The increase in deficit from March 31, 2012 to March 31, 2013 is mainly attributed to exploration expenditures of $4,718,354 incurred during the year.

The increase in deficit from March 31, 2011 to March 31, 2012 is mainly attributed to exploration expenditures of $10,792,719 incurred during the year.

Currently the Company has sufficient capital to meet its ongoing obligations and conduct its planned engineering studies on the Cordero resource for the next twelve months.

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

F.            Tabular disclosure of contractual obligations

As of March 31, 2013, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 years	More than 5 years
Trade payables and other payables	$162,686	$162,686	$-	$-	$-
Due to related parties	81,540	81,540	-	-	-
Consulting payments	480,000	480,000	-	-	-
Operating Leases	30,515	14,647	14,647	1,221	-

Total	$754,741	$738,873	$14,647	$1,221	$-

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.   Directors, Senior Management and Employees

A.            Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 21, 2013. The directors were elected by the Shareholders on September 21, 2012 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
William Glasier Director	Mining executive; Director of Bralorne Gold Mines Ltd. and Great Thunder Gold Corp.	May 22, 1990

Gary Robertson Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Great Thunder Gold Corp., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005

Ron Tremblay Director, Chief Executive Officer and President	President & CEO of Levon Resources Ltd.	September 7, 2006

Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting.	September 6, 2007

Ron Barbaro Director and Chairman	Member of the Order of Ontario; Director of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.	July 9, 2010

Robert Roberts Director	CEO and co-owner of Channel Control Merchants, LLC	September 23, 2011

Carlos H Fernandez Mazzi Director	President and CEO of Dicon Gold Inc.	May 15, 2012

Annie Chan Chief Financial Officer	Chief Financial Officer of Bralorne Gold Mines Ltd.	March 26, 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., Bralorne Gold Mines Ltd., Coral Gold Resources Ltd., and Gray Rock Resources Ltd.	September 25, 2008

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

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the British Columbia Business Corporations Act, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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

Several of our senior officers divide their professional time between service for the Company and service for other companies in the industry. See “Item 3. Key Information – D. Risk Factors – Conflict of Interest.” In this regard, Ron Tremblay, the Company’s Chief Executive Officer and President, devotes approximately 98% of his professional time to the business of the Company; Victor Chevillon, the Company’s V.P. Exploration, devotes approximately 95% of his professional time to the business of the Company; Annie Chan, the Company’s Chief Financial Officer, devotes approximately 50% of her professional time to the business of the Company and Dorothy Chin, the Company’s Corporate Secretary, devotes approximately 35% of her professional time to the business of the Company.

B.           Compensation

During the last completed fiscal year of the Company, the Company had three executive officers (“NEOs”), namely, its Chief Executive Officer (“CEO”) and President, Ron Tremblay, its Vice President Exploration, Victor Chevillon, and its Chief Financial Officer (“CFO”), Annie Chan.

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

The compensation of the NEOs is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), William Glasier and Robert Roberts, all of whom are independent directors pursuant to applicable laws in Canada.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

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

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

2)           Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended March 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)	Total compensation ($)
Ron tremblay* Director, President & CEO	2011 2012 2013	$165,000 $290,000 $300,000	NIL NIL NIL	$8,367,950 NIL $399,329	$250,000 $550,000 $200,000	NIL NIL NIL	NIL NIL NIL	$8,782,950 $840,000 $899,329
Annie Chan CFO	2012 2013	NIL $52,608	NIL NIL	NIL $20,410	NIL NIL	NIL NIL	NIL NIL	NIL $73,018
Victor Chevillon** Director & VP Exploration	2011 2012 2013	$211,063 $245,676 $179,805	NIL NIL NIL	$3,270,150 NIL $159,732	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$3,481,213 $245,676 $339,537

(1)	The Company does not currently have any share-based award plans.
(2)
The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies. The Company used the following weighted average assumptions in the model to determine the awards recorded above: Dividend Yield – Nil; Expected Life – 4.26 years; Volatility – 103.57%; Risk Free Interest Rate –1.34%. If the Company’s share price as of June 18, 2013 is used to value the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2013 using the Black-Scholes Option Pricing Model, their value would be $384,314 and $153,726, respectively. Notwithstanding that the Black-Scholes Option Pricing Model gives a positive valuation for the stock options disclosed in the above table, the Company’s share price did not exceed the exercise price of any of the options held by the Company’s Named Executive Officers either on the grant dates of the options or as at the date of this report, and so the options were not “in the money” on such dates. Had such options been exercised either on their respective grant dates or on the date of this report, the option holders would not have been able to exercise their options and realize a profit by selling the underlying option shares at the then prevailing market price.

(3)	The Company’s sole non-equity incentive plan is the payment of discretionary annual cash bonuses.
(4)	The Company does not have any pension plans.

* Mr. Tremblay is a director of the Company and has served as its President since November 29, 2006 and as its CEO since September 11, 2009. None of the compensation received by Mr. Tremblay relates to his role as director.
**Mr. Chevillon is a director of the Company and has served as its VP Exploration since February 24, 2009. None of the compensation received by Mr. Chevillon relates to his role as director.

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The annual base salary paid to NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and the Compensation Committee.

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

The Company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company’s issued capital from time to time. For details of the stock option please refer to “Particulars of Matters to be Acted Upon – Stock Option Plan” in the Information Circular.

The stock option plan is administered by the Compensation Committee. The process the Company uses to grant option based awards is upon the recommendations of the Compensation Committee. The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and NEOs which the Compensation Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3)           Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ron Tremblay Director, President & CEO	1,500,000 5,000,000	$1.00 $0.75	Sep 3, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Annie Chan CFO	50,000	$1.00	Jun 7, 2017	Nil	Nil	Nil	Nil Nil
Victor Chevillon Director & VP Exploration	200,000 500,000 2,000,000	$0.70 $1.00 $0.75	Jan 28, 2015 Sep 3, 2015 Mar 25, 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 28, 2013 and the exercise price of the option. The Company is using March 28, 2013 as its closing market price, as March 31 fell on a Sunday. The closing market price of the Company's common shares as at March 28, 2013 was $0.37 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2013:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	399,329	NIL	200,000
Annie Chan CFO	20,410	NIL	NIL
Victor Chevillon Director & VP Exploration	159,732	NIL	NIL

(1) The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)           Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or NEOs to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or NEO. Any such purchases would be subject to applicable insider reporting requirements.

5)           Termination and Change of Control Benefits

The Company entered into a separate consulting agreement between Stone’s Throw (Barbados) Ltd., a company wholly owned by Ron Tremblay, and Chevillon Exploration Consulting, a company wholly owned by Vic Chevillon, on April 1, 2011 under which there are specified provisions for termination of employment or change of control.

Each agreement can be terminated at any time prior to the expiry of the term, as follows:

a) by the consultant giving the Company not less than 3 months prior notice of such termination;

b) by the Company giving the consultant 3 months prior notice of such termination along with a termination payment equal to 3 times the annual consulting fee; and

c) at any time during the term of contract, should a change of control (as defined below) event occur the consultant will be entitled to a severance payment equal to 3 times the annual consulting fee immediately.

A “change of control” shall be deemed to have occurred when any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors; or completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

(i)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(ii)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

1.	Stone’s Throw (Barbados) Ltd.: the consultant would be entitled to a severance payment equal to three times the annual consulting fee, amounting to a total of $720,000; and

2.	Chevillon Exploration Consulting: the consultant would be entitled to a severance payment equal to three times the annual consulting fee, amounting to a total of $540,000.

6)           Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Ron Tremblay and Victor Chevillon who are paid as an officer and not as a director, in their capacity as directors for the year ended March 31, 2013:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William Glasier*	24,000	NIL	NIL	NIL	NIL	NIL	24,000
Gary Robertson*	24,000	NIL	NIL	NIL	NIL	NIL	24,000
Carlos Fernandez Mazzi	5,000	NIL	NIL	NIL	NIL	NIL	5,000
Robert Roberts*	24,000	NIL	NIL	NIL	NIL	NIL	24,000
Ron Barbaro*	24,000	NIL	NIL	NIL	NIL	NIL	24,000

*Independent & Non-Employee Directors

Except as disclosed below, no director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

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

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the Toronto Stock Exchange (the "TSX").

On May 14, 2012, Carlos Fernandez Mazzi, a director of the Company, entered into a Consulting Agreement with the Company to provide management and project development advisory services to advance the Cordero Project for $2,500 per month for a period of one year.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at March 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Glasier	100,000 150,000	$1.00 $0.75	Sept 3, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Gary Robertson	200,000 200,000	$0.65 $0.75	July 20, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Carlos Fernandez Mazzi	500,000	$1.00	May 15, 2017	Nil	Nil	Nil	Nil
Ron Barbaro	200,000 300,000	$0.65 $0.75	July 20, 2015 Mar 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Roberts	200,000	$0.75	Oct 3, 2016	Nil	Nil	Nil	Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.

(2)
In-the-Money Options is the difference between the market value of the underlying securities at March 28, 2013 and the exercise price of the option. The Company is using March 28, 2013 as its closing market price, as March 31 fell on a Sunday. The closing market price of the Company's common shares as at March 28, 2013 was $0.37 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended March 31, 2013:

Name	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	11,980	Nil	Nil
Gary Robertson	15,973	Nil	Nil
Carlos Fernandez Mazzi	7,920	Nil	Nil
Ron Barbaro	23,960	Nil	Nil
Robert Roberts	5,450	Nil	Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

C.           Board Practices

The Board is currently comprised of seven directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the Board is no longer a member of management. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General Meeting, held on September 21, 2012, the shareholders elected Messrs. Barbaro, Chevillon, Glasier, Fernandez Mazzi, Roberts, Robertson, and Tremblay as directors.

The Board has considered the relationship of each director to the Company and currently considers four of the seven directors to be “unrelated” (Messrs. Barbaro, Glasier, Roberts, and Robertson). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Governance and Nominating Committee

The Governance and Nominating Committee (the “Committee”) shall act in an advisory capacity only to the board of directors with respect to the governance and nominating matters. The Committee has established a Committee Charter to:

•	manage the corporate governance system for the Board;

•	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Board and management of the Company;

•	review the Chief Executive Officer's succession plan;

•	recommend to the Board nominees for appointment of the Board;

•	lead the Board's annual review of the Chief Executive Officer's performance; and

•	annually review and set an agenda of the Board on an ongoing basis.

The Corporate Governance Committee currently consists of three directors (Messrs. Barbaro, Glasier and Roberts). All of the members are unrelated directors.

D.           Employees

As at June 21, 2013, the Company has 15 employees at the Cordero Project. At the height of Cordero grid drilling in 2011 and 2012 there were 35 employees at the project. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E.           Share Ownership

The following table sets forth the share ownership of our directors and officers as of June 21, 2013:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,160,750	*
William Glasier	362,381	*
Gary Robertson	940,836	*
Ron Tremblay	18,671,500	9.34%
Robert Roberts	Nil	*
Ron Barbaro	840,000	*
Carlos H Fernandez Mazzi	60,000	*
Annie Chan	Nil	N/A
Dorothy Chin	Nil	N/A

*Less than one percent

Outstanding Options

The following information, as of June 21, 2013, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Ron Tremblay Director, President & CEO	1,500,000 5,000,000	Sept. 3, 2010 March 25, 2011	$1.00 $0.75	Sept. 3, 2015 March 25, 2016

Annie Chan CFO	50,000	June 7, 2012	$1.00	June 7, 2017

Gary Robertson Director	200,000 200,000	July 20, 2010 March 25, 2011	$0.65 $0.75	July 20, 2015 March 25, 2016

Victor Chevillon Director & VP Exploration	200,000 500,000 2,000,000	Jan 28, 2010 Sept 3, 2010 March 25, 2011	$0.70 $1.00 $0.75	Jan 28, 2015 Sept 3, 2015 March 25, 2016

William Glasier Director	100,000 150,000	Sept 3, 2010 March 25, 2011	$1.00 $0.75	Sept 3, 2015 March 25, 2016

Ron Barbaro Director & Chairman	200,000 300,000	July 20, 2010 March 25, 2011	$0.65 $0.75	July 20, 2015 March 25, 2016

Robert Roberts Director	200,000	Oct 3, 2011	$0.75	Oct 3, 2016

Carlos H Fernandez Mazzi Director	500,000	May 15. 2012	$1.00	May 15, 2017

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, other then identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at June 21, 2013 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class
Ron Tremblay	18,671,500	*	9.34%

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

Shares Held in the United States

As of June 21, 2013, there were approximately 447 registered holders of the Company’s shares in the United States, with combined holdings of 4,851,245 common shares.

Change of Control

As of June 21, 2013, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

During the year ended March 31, 2013:

(a)
$410,512 (2012 - $326,263; 2011 - $159,267) was charged to the Company for office, occupancy and miscellaneous costs, shareholder relations and promotion, travel; salaries and benefits and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)
$6,291 (2012 - $6,291; 2011 - $3,386) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from a public company with common directors.

(c)	$Nil (2012 - $10,000; 2011 - $10,000) was paid for consulting fees to a private company controlled by a former officer of the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party.

On May 14, 2012, Carlos Fernandez Mazzi, a director of the Company, entered into a Consulting Agreement with the Company to provide management and project development advisory services to advance the Cordero Project at the mine for $2,500 per month for a period of one year. Total amount paid to him of $5,000 was recorded as part of director fee expense for the year ended March 31, 2013.

RELATED PARTY TRANSACTIONS (Continued)

Due from related party consists of the following:

	March 31, 2013	March 31, 2012	March 31, 2012
ABC Drilling (i)	$5,564	$5,564	$5,564
Frobisher Securities Inc. (i)	$-	$-	$504
	$5,564	$5,564	$6,068

Due to related parties consists of the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Chevillion Exploration. (ii)	$3,480	$225,147	$135,930
Coral Gold Resources Ltd. (iii)	33,347	27,926	57,901
Oniva (i)	44,713	66,646	34,184
	$81,540	$319,719	$228,015

(i)	Oniva, ABC Drilling and Frobisher Securities Inc. are private companies related by way of common management and directors.

(ii)	Chevillion Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $19,354 (2012 - $13,063; 2011 - $6,773) owed to a public company related by way of common directors and $30,673 (2012 - $52,606; 2011 - $20,145) owed to a private company related by way of common management and directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

RELATED PARTY TRANSACTIONS (Continued)

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2013 and 2012 are as follows:

	2013	2012	2011
Salaries and benefits	$83,243	$56,262	$47,450
Consulting and management fees	679,805	1,225,176	626,063
Share-based payments	656,731	-	13,430,456
	$1,419,779	$1,281,438	$14,103,969

During the year ended March 31, 2013, consulting and management fees paid to key management personnel decreased by $545,371 from $1,225,176 during the year ended March 31, 2012 to $679,805 during the year ended March 31, 2013. The decrease is mainly attributed to a $550,000 bonus paid to the CEO and President of the Company during the year ended March 31, 2012 compared to a bonus of $200,000 paid during the year ended March 31, 2013, as well as $179,805 accrued to an officer of the Company during the year compared to $245,676 accrued during the year ended March 31, 2011.

During the year ended March 31, 2012, consulting and management fees paid to key management personnel increased by $599,113 from $626,063 during the year ended March 31, 2011 to $1,225,176 during the year ended March 31, 2012. The increase is mainly attributed to a $550,000 bonus paid to the CEO and President of the Company during the year ended March 31, 2012.

Share-based payments paid to management personnel increased by $656,731 from $Nil during the year ended March 31, 2012 to $656,731 during the year ended March 31, 2013. No stock options were granted to key management personnel during the year ended March 31, 2012.

Share-based payments paid to management personnel decreased by $13,430,456 from $13,430,456 during the year ended March 31, 2012 to $Nil during the year ended March 31, 2012. No stock options were granted to key management personnel during the year ended March 31, 2012.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.           Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report;
•	Consolidated Statements of Financial Position as at March 31, 2013 and March 31, 2012;
•	Consolidated Statement of Operations and Comprehensive Loss, change in shareholders’ equity and cash flows for the years ended March 31, 2013, 2012 and 2011;
•	Notes to Financial Statements for the years ended March 31, 2013, 2012 and 2011.

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

B.           Significant Changes

None.

Item 9.   The Offer and Listing

A.           Price History of Stock

The common shares of Levon are listed on the Toronto Stock Exchange under the symbol "LVN", and the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the OTC Pink tier of the OTC Link, under the symbol "LVNVF".

As of June 21, 2013, there were 447 holders of record in the United States holding 4,851,245 of the Company’s common shares representing 53.85% of the total number of shareholders, and approximately 2.427% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

The following table sets forth the high and low prices expressed in Canadian dollars on the Toronto Stock Exchange and TSX Venture Exchange in Canada and in United States dollars on the over-the-counter markets in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V/TSX (Canadian Dollars)				OTC (United States Dollars)
Last Five Fiscal Years	High		Low		High	Low
2013	0.72		0.31		0.707	0.301
2012	2.38	*	0.66	*	2.48	0.66
2011	2.08		0.50		2.10	0.52
2010	0.95		0.11		0.94	0.09
2009	0.16		0.05		0.68	0.04

2012- 2013	High		Low		High	Low
Fourth Quarter ended March 31, 2013	0.54		0.33		0.543	0.3236
Third Quarter ended December 31, 2012	0.49		0.34		0.4924	0.348
Second Quarter ended September 30, 2012	0.57		0.31		0.579	0.301
First Quarter ended June 30, 2012	0.72		0.38		0.707	0.372

2011- 2012	High		Low		High	Low
Fourth Quarter ended March 31, 2012	1.30	*	0.66	*	1.279	0.6678
Third Quarter ended December 31, 2011	1.52		0.71		1.45	0.67
Second Quarter ended September 30, 2011	2.08		0.80		2.17	0.79
First Quarter ended June 30, 2011	2.38		1.40		2.48	1.43

Last Six Months	High		Low		High	Low
June 2013 (through June 21, 2013)	0.325		0.25		0.318	0.237
May 2013	0.37		0.34		0.37	0.2492
April 2013	0.38		0.28		0.37	0.2698
March 2013	0.42		0.33		0.39	0.3236
February 2013	0.47		0.35		0.465	0.349
January 2013	0.54		0.42		0.543	0.4335
December 2012	0.46		0.34		0.452	0.353

*The Company listed on the Toronto Stock Exchange on February 23, 2012 under the symbol “LVN”

The above quotations related to the OTC market in the United States reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our common shares and making it difficult for investors to readily sell their shares in the open market. See the section entitled “Item 3. Key Information – D. Risk Factors” above.

B.            Plan of Distribution

Not Applicable.

C.            Markets

The common shares of Levon are listed on the Toronto Stock Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the OTC Pink tier of the OTC Link under the symbol "LVNVF".

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

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder, if that U.S. Holder is eligible for benefits under the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

A non-resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

Certain withholding and reporting obligations will also generally apply in connection with the disposition of common shares by a U.S. Holder that constitutes, or are deemed to constitute, “taxable Canadian property” (and are not “treaty-protected property” as defined in the Tax Act).

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Distributions on common shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

	March 31, 2013	March 31, 2012

Cash and cash equivalents held at major financial institutions
Canada	$49,253,522	$58,040,243
Mexico	58,392	11,746

	49,311,914	58,051,989
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$49,344,543	$58,084,618

(b)  Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at March 31, 2013 in the amount of $49,311,914 (2012 - $58,051,989) in order to meet short-term business requirements. At March 31, 2013, the Company had current liabilities of $244,226 (2011 - $708,372). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

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

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2013 or 2012. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

	March 31, 2013		March 31, 2012
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$661,140	$4,980,789	$463,406	$12,479,052
Amounts receivable	41,045,323	-	27,685,730	-
Accounts payable and accrued liabilities	(2,653,360)	-	(434,875)	-
Amounts due to related parties	-	(13,778)	-	(228,719)
Net exposure	$39,053,103	$4,967,011	$27,714,261	$12,250,333
Canadian dollar equivalent	$3,212,899	$5,044,497	$2,161,158	$12,239,808

Based on the net US dollar denominated asset and liability exposures as at March 31, 2013, a 6% (2012 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $302,000 (2012 - $367,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2013, an 8% (2012 - 3%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $257,000 (2012 - $65,000).

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

A.  - C.

Not Applicable.

D.           American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.            Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of March 31, 2013. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.           Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s Chief Executive Officer (the “CEO”) and the Company’s Chief Financial Officer (the “CFO”) is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at March 31, 2013, and management’s assessment did not identify any material weaknesses.

C.           Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of March 31, 2013, has been audited by our independent registered public accounting firm, Smythe Ratcliffe LLP, which also audited our consolidated financial statements for the year ended March 31, 2013. Smythe Ratcliffe LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of March 31, 2013, and their report is included with the Company’s consolidated financial statements.

D.           Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Gary Robertson, Mr. Robert Roberts and Mr. Ron Barbaro are qualified as Audit Committee Financial Experts and all members are independent as determined by the NASDAQ listing rules.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Practice and Conduct (the “Code”) and requires its directors, officers and employees to maintain the highest level of integrity in their dealings with each other and with the public on behalf of the Company. This Code is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to the Company's business. It is intended to:

•	promote honest and ethical conduct and manage conflicts that may arise;
•	promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities;
•	promote compliance with applicable governmental rules and regulations;
•	provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues;
•	provide a mechanism to report unethical conduct; and
•	help foster a culture of honesty and accountability.

Our directors have committed that they will comply at all times with the principles set forth in this Code and they expect each of our officers and employees to do likewise. The Company has posted the Code on its website at www.levon.com. There were no amendments to or waivers granted from any provision of the Code during the fiscal year ended March 31, 2013.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2013, 2012 and 2011 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2013 was $70,000 (March 31, 2012: $70,000; March 31, 2011: $93,340)

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2013 were $Nil at the date of this Annual Report (March 31, 2012: $500; March 31, 2011: $500).

Tax Fees

The aggregate fees billed for tax compliance and tax advice rendered by Smythe Ratcliffe LLP for the fiscal year ended March 31, 2013 was $5,000 at the date of this Annual Report (March 31, 2012: $5,000; March 31, 2011: $8,500). The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2013 was $Nil (March 31, 2012: $Nil; March 31, 2011: $Nil).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2012. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicabe.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrants Certifying Accountant

None.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended March 31, 2013, our U.S. exploration properties were not subject to regulation by the MSHA under the Mine Act.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Management’s Responsibility for Financial Reporting
Reports of Independent Registered Public Accounting Firm	89 thru 90
Consolidated Statements of Financial Position	91
Consolidated Statements of Operations and Comprehensive Loss	92
Consolidated Statements of Changes In Shareholders’ Equity	93 thru 95
Consolidated Statements of Cash Flow	96
Notes to Consolidated Financial Statements	97 thru 124

Item 19. Exhibits

Exhibit Number	Name
1.1	Notice of Articles of Levon Resources Ltd. **
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
_____________
* Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on November 4, 2005
**Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on July 5, 2012

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2013, 2012 and 2011
(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and reflect management’s best estimates and judgment based on information currently available.

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

The consolidated financial statements of the Company as at March 31, 2013 and 2012 and its financial performance and its cash flows for the years ended March 31, 2013, 2012 and 2011 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan
CEO	CEO

Vancouver, British Columbia June 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanying consolidated financial statements of Levon Resources Ltd., which comprise the consolidated statements of financial position as at March 31, 2013 and 2012 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2013 and 2012, and its financial performance and its cash flows for the years ended March 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 26, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
June 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited Levon Resources Ltd.’s (the “Company”) internal control over financial reporting as of March 31, 2013 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2013, 2012 and 2011, and our report dated June 26, 2013 expressed an unqualified opinion.

Chartered Accountants

Vancouver, Canada
June 26, 2013

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
March 31

	2013	2012

ASSETS
Current
Cash and cash equivalents (Note 5)	$49,311,914	$58,051,989
Amounts receivable	46,705	646,917
Prepaid expenses	51,474	49,773
Investments (Note 6)	3,977	7,710
	49,414,070	58,756,389
Non-current assets
Due from related party (Note 12)	5,564	5,564
Reclamation deposits (Note 7)	32,629	32,629
Amounts receivable	2,492,845	1,409,566
Exploration and evaluation assets (Note 8)	126,601,959	124,559,961
Property and equipment (Note 9)	134,429	95,858
Total Assets	$178,681,496	$184,859,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 12)	$162,686	$388,653
Due to related parties (Note 12)	81,540	319,719

Total Liabilities	244,226	708,372

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	230,664,826	230,608,666
Reserves	16,243,081	16,464,015
Accumulated other comprehensive loss	(25,496)	(21,763)
Deficit	(68,445,141)	(62,899,323)

Total Equity	178,437,270	184,151,595

Total Liabilities and Shareholders’ Equity	$178,681,496	$184,859,967

Approved on behalf of the Board:

“Gary Robertson”
…...................................................... Director
Gary Robertson

“Ron Tremblay”
…...................................................... Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Years ended March 31

	2013	2012	2011

Expenses
Consulting and management fees (Note 12)	$679,691	$1,007,640	$620,000
Depreciation (Note 9)	35,487	12,211	5,205
Directors' fees	101,000	-	-
Exploration (Notes 8 and 12)	4,718,354	10,792,719	7,641,461
Foreign exchange loss (gain)	(265,329)	154,227	61,002
Listing and filing fees	82,773	309,261	67,286
Office, occupancy and miscellaneous	128,714	182,491	142,127
Professional fees	87,965	338,551	271,320
Salaries and benefits (Note 12)	239,799	234,249	106,281
Share-based payments (Note 11)	1,023,915	251,082	15,538,692
Shareholder relations and promotion	217,157	249,556	114,532
Travel	193,507	203,492	116,191

Loss before other item	(7,243,033)	(13,735,479)	(24,684,097)

Other item
Interest income	473,526	610,646	41,996

Net Loss for Year	(6,769,507)	(13,124,833)	(24,642,101)

Other Comprehensive Loss
Unrealized loss on investments (Note 6)	(3,733)	(15,616)	(554)

Total Comprehensive Loss for Year	$(6,773,240)	$(13,140,449)	$(24,642,655)

Loss Per Share, Basic and Diluted	$(0.03)	$(0.07)	$(0.31)

Weighted Average Number of Common Shares Outstanding	199,810,861	194,269,099	78,689,400

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, April 1, 2010	66,547,516	$26,187,285	$366,021	$893,129	$1,259,150	$(5,593)	$(25,385,572)	$2,055,270

Common shares issued for cash:
Private placement	14,805,353	9,065,037	-	2,038,978	2,038,978	-	-	11,104,015
Share issuance costs	-	(637,413)	-	-	-	-	-	(637,413)
Exercise of options	265,000	138,750	-	-	-	-	-	138,750
Exercise of warrants	8,958,484	3,723,824	-	-	-	-	-	3,723,824
Non-cash share issuance costs	-	(414,736)	-	414,736	414,736	-	-	-
Transfer of reserves on exercise of warrants and options	-	1,112,798	(101,058)	(1,011,740)	(1,112,798)	-	-	-
Transfer of expired warrants and options	-	-	(14,073)	(3,296)	(17,369)	-	17,369	-
Shares issued on acquisition of Valley High Ventures Ltd. (Note 4)	73,322,636	130,514,292	-	6,599,565	6,599,565	-	-	137,113,857
Share-based payments	-	-	15,538,692	-	15,538,692	-	-	15,538,692
Net loss for the year	-	-	-	-	-	-	(24,642,101)	(24,642,101)
Unrealized loss on available-for-sale securities	-	-	-	-	-	(554)	-	(554)
Balance, March 31, 2011	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2011	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

Common shares issued for cash:
Brokered financing	20,600,000	40,170,000	-	-	-	-	-	40,170,000
Share issuance costs	-	(2,353,848)	-	-	-	-	-	(2,353,848)
Exercise of options	925,000	366,000	-	-	-	-	-	366,000
Exercise of warrants	14,325,443	14,464,470	-	-	-	-	-	14,464,470
Non-cash share issuance costs	-	(950,766)	-	950,766	950,766	-	-	-
Transfer of reserves on exercise of warrants and options	-	9,222,973	(291,601)	(8,931,372)	(9,222,973)	-	-	-
Shares issued on acquisition of Valley High Ventures Ltd.	4,991	-	-	-	-	-	-	-
Transfer of reserves on expiry of warrants and options	-	-	(235,814)	-	(235,814)	-	235,814	-
Share-based payments	-	-	251,082	-	251,082	-	-	251,082
Net loss for year	-	-	-	-	-	-	(13,124,833)	(13,124,833)
Unrealized loss on investments	-	-	-	-	-	(15,616)	-	(15,616)
Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

Common shares issued for cash:
Exercise of options	100,000	35,000	-	-	-	-	-	35,000
Transfer of reserves on exercise of options	-	21,160	(21,160)	-	(21,160)	-	-	-
Transfer of reserves on expiry of warrants and options	-	-	(272,923)	(950,766)	(1,223,689)	-	1,223,689	-
Share-based payments	-	-	1,023,915	-	1,023,915	-	-	1,023,915
Net loss for the year	-	-	-	-	-	-	(6,769,507)	(6,769,507)
Unrealized loss on investments	-	-	-	-	-	(3,733)	-	(3,733)
Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended March 31

	2013	2012	2011

Operating Activities
Net loss	$(6,769,507)	$(13,124,833)	$(24,642,101)
Items not involving cash:
Depreciation	35,487	20,089	5,205
Share-based payments	1,023,915	251,082	15,538,692
Foreign exchange gain	82,257	340,678	(166)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(484,768)	(1,509,772)	(148,300)
Accounts payable and accrued liabilities	(225,967)	(244,927)	518,422
Due to/from related parties	(238,179)	92,208	131,546

Cash Used in Operating Activities	(6,576,762)	(14,175,475)	(8,596,702)

Investing Activities
Recoveries (expenditures) on exploration and evaluation asset	(2,041,016)	160,000	-
Equipment acquisitions	(75,040)	(89,237)	(27,391)
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs	-	-	5,178,768
Advances from Valley High Ventures Ltd.	-	-	6,945,792

Cash Provided by (Used in) Investing Activities	(2,116,056)	70,763	12,097,169

Financing Activity
Issue of share capital for cash, net of issuance costs	35,000	52,646,622	14,329,176

Cash Provided by Financing Activity	35,000	52,646,622	14,329,176

Foreign Exchange Effect on Cash	(82,257)	(340,678)	166
Inflow (Outflow) of Cash	(8,740,075)	38,201,232	17,829,809
Cash and Cash Equivalents, Beginning of Year	58,051,989	19,850,757	2,020,948

Cash and Cash Equivalents, End of Year	$49,311,914	$58,051,989	$19,850,757

Supplementary Information
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

1.            NATURE AND CONTINUANCE OF OPERATIONS

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

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting with exception of cash flow information. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 26, 2013.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

2.            BASIS OF PRESENTATION (Continued)

Significant accounting judgements and estimates

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

(g)	Realization of exploration and evaluation assets
The investment in exploration and evaluation assets on the Cordero Project comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties.  Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(h)	Environmental
Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At March 31, 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

2.           BASIS OF PRESENTATION (Continued)

(i)	Impairment assessment
At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At March 31, 2013, there are no indications that suggest that the Company’s assets are impaired.

(j)	Recoverability of amounts receivable
The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At March 31, 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

(k)	Valuation of share-based payments
The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(l)	Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the year ended March 31, 2013.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia, Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, amounts receivable, investments, due from related party, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL. Investments are classified as available-for-sale with changes in fair value recorded through other comprehensive income. Amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Financial assets and financial liabilities are recognized on the statements of financial position when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity dates. They are initially recognized at fair value and subsequently carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of operations and comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income, within equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of operations and comprehensive loss.

Transactions costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

Other financial liabilities – Liabilities in this category are initially recognized at fair value, net of transaction costs, and are subsequently stated at amortized cost.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents comprises cash, bank deposits, cashable guaranteed investment certificates (“GIC”) and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties. The Company capitalizes all costs relating to the acquisition of mineral claims, and expenses all costs relating to the exploration and evaluation of mineral claims.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves. When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the subsequent costs incurred for the development of that project will be capitalized as mining properties, a component of property and equipment.

All capitalized exploration and evaluation assets are monitored for indicators of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure and evaluation assets are not expected to be recovered, they are charged to operations.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

Share-based payments

The stock option plan described in Note 11 allows the Company's directors, employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or that are mandatory for accounting periods beginning after April 1, 2013, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

New accounting standards effective April 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and, therefore, must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted (Continued)

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions - such as how control, joint control, significant influence has been determined
•	Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control, and so on
•
Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information)

•
Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

Applicable to annual periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

3.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards effective April 1, 2013 (Continued)

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company is assessing the impact that the new standards will have on its consolidated financial statements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

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

Under the terms of the Arrangement, each former VHV shareholder received 1.000 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, and instead of receiving 0.125 of a Bearing share.

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model. This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to exploration and evaluation assets. The allocation of the consideration given and net assets acquired of this transaction are summarized as follows:

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

5.           RECLASIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

Certain prior year comparatives have been reclassified to conform to the presentation in the current year. Securities on deposit of $20,478,548 at March 31, 2012 have been reclassified from investments to cash and cash equivalents on the basis that they are readily convertible to known amounts of cash at anytime. This reclassification had no impact on working capital at March 31, 2012.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

6.           INVESTMENTS

At March 31, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(27,221)	$697
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,725	3,279
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(25,496)	$3,977

At March 31, 2012, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(25,126)	$2,792
Avino Silver & Gold Mines Ltd.	2,200	1,554	3,363	4,917
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(21,763)	$7,710

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors with the Company.

7.           RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 29, 2013 to January 13, 2014 and interest rates at 0.80%.

8.           EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition expenditures:

Cordero Sanson

Balance, March 31, 2011	$124,719,961
Costs recovered during the year	(160,000)
Balance, March 31, 2012	124,559,961
Additions during the year	2,041,998
Balance, March 31, 2013	$126,601,959

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

8.           EXPLORATION AND EVALUATION ASSETS (Continued)

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the year ended March 31, 2013:

Cordero Sanson
(Note 8(c))

Assays	$381,036
Drilling and exploration	1,050,438
General supplies and services	240,365
Geological and management services	2,351,350
Machinery rental	216,471
Mining rights	117,148
Waste collection	64,108
Water well construction	297,438
Balance, March 31, 2013	$4,718,354

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the year ended March 31, 2012:

Cordero Sanson
(Note 8(c))

Assays	$1,595,134
Drilling and exploration	4,260,933
General supplies and services	591,319
Geological and management services	4,345,333
Balance, March 31, 2012	$10,792,719

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the year ended March 31, 2011:

	Congress	Cordero Sanson	Total
	(Note 8(a))	(Note 8(c))

Assays	$2,373	$530,935	$533,308
Assessment, permits and filing fees	-	273,894	273,894
Drilling and exploration	-	5,877,712	5,877,712
General supplies and services	-	126,671	126,671
Geological and management services	-	829,876	829,876
Balance, March 31, 2011	$2,373	$7,639,088	$7,641,461

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

8.           EXPLORATION AND EVALUATION ASSETS (Continued)

(a)	Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

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

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

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

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)       Wayside claims

The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

9.           PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2011	$6,991	$8,443	$22,656	$-	$38,090
Additions	850	22,072	-	66,315	89,237
Balance at March 31, 2012	7,841	30,515	22,656	66,315	127,327
Additions	3,652	3,435	32,320	35,633	75,040
Balance at March 31, 2013	$11,493	$33,950	$54,976	$101,948	$202,367

ACCUMULATED DEPRECIATION
Balance at March 31, 2011	$1,623	$6,357	$3,400	$-	$11,380
Depreciation	1,738	2,621	5,777	9,953	20,089
Balance at March 31, 2012	3,361	8,978	9,177	9,953	31,469
Depreciation	1,498	4,546	4,499	25,926	36,469
Balance at March 31, 2013	$4,859	$13,524	$13,676	$35,879	$67,938

CARRYING AMOUNTS
At March 31, 2012	$4,480	$21,537	$13,479	$56,362	$95,858
At March 31, 2013	$6,634	$20,426	$41,300	$66,069	$134,429

For the year ended March 31, 2013 depreciation of $35,487 (2012 - $12,211; 2011 - $5,205) was expensed as depreciation expense and the remaining balance of $982 (2012 - $7,878; 2011 - $nil) was expensed as exploration expenditures.

10.          SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

During the year ended March 31, 2013:

100,000 stock options were exercised for gross proceeds of $35,000. The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserve for options to share capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

10.          SHARE CAPITAL (Continued)

Issued (Continued)

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

13,558,723 warrants were exercised for gross proceeds of $13,697,750. The Company reallocated the fair value of these warrants previously recorded in the amount of $8,633,275 from reserve for warrants to share capital.

766,720 broker warrants were exercised for gross proceeds of $766,720. The Company reallocated the fair value of these warrants previously recorded in the amount of $298,097 from reserve for warrants to share capital.

4,991 common shares were granted to a former VHV shareholder. The shares were granted to correct and reflect the number of common shares that the former VHV shareholder should have received pursuant to the acquisition as described in Note 4. No fair value was assigned to these common shares on the basis that the fair value of these shares is part of the $130,514,292 fair value as described in Note 4.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

10.          SHARE CAPITAL (Continued)

8,958,484 warrants were exercised for gross proceeds of $3,723,824. The Company reallocated the fair value of these warrants previously recorded in the amount of $1,011,740 from reserve for warrants to share capital.

An amount of 265,000 stock options were exercised for gross proceeds of $138,750. The Company reallocated the fair value of these options previously recorded in the amount of $101,058 from reserve for options to share capital.

Share purchase warrants

For the years ended March 31, 2013 and 2012, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2011	14,413,943	$1.01
Issued	1,030,000	$1.95
Exercised	(14,325,443)	$1.01
Expired	(88,500)	$0.69
Balance, March 31, 2012	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, March 31, 2013	-	-

Details of share purchase warrants outstanding as of March 31, 2013 and 2012 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	March 31, 2013	March 31, 2012

November 19, 2012	$1.95	-	1,030,000
		-	1,030,000

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

10.          SHARE CAPITAL (Continued)

Stock options (Continued)

For the years ended March 31, 2013 and 2012, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2011	14,875,000	$0.80
Granted	675,000	$1.28
Exercised	(925,000)	$0.40
Expired	(660,000)	$0.54
Stock options outstanding, March 31, 2012	13,965,000	$0.83
Granted	1,350,000	$1.02
Exercised	(100,000)	$0.35
Expired and forfeited	(535,000)	$1.44
Stock options outstanding, March 31, 2013	14,680,000	$0.84

A summary of stock options outstanding and exercisable as at March 31, 2013 and 2012 as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

June 14, 2012	$0.85	-	100,000	-	100,000
June 14, 2012	$1.25	-	100,000	-	100,000
September 14, 2012	$0.35	-	100,000	-	100,000
October 3, 2013	$1.50	200,000	200,000	200,000	50,000
November 15, 2013 ***	$0.75	500,000	500,000	500,000	500,000
November 21, 2013	$1.50	250,000	250,000	250,000	62,500
April 28, 2014	$0.25	325,000	325,000	325,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,400,000	3,450,000	3,400,000	3,450,000
March 25, 2016 ***	$0.75	8,030,000	8,115,000	8,030,000	8,115,000
October 3, 2016 ***	$0.75	-	200,000	-	50,000
October 3, 2016	$1.50	25,000	25,000	25,000	6,250
May 15, 2017	$1.00	750,000	-	562,500	-
June 7, 2017	$1.00	100,000	-	75,000	-
November 26, 2015	$0.75	100,000	-	25,000	-
November 26, 2015	$1.00	200,000	-	50,000	-
November 26, 2015	$1.25	200,000	-	50,000	-
		14,680,000	13,965,000	14,092,500	13,458,750

*** On September 21, 2012, the Company modified the exercise price of options with an expiry date of November 15, 2013, March 25, 2016 and October 3, 2016 with an original exercise price of $1.25, $1.65 and $1.50, respectively, to $0.75 each.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

11.           SHARE-BASED PAYMENTS

During the year ended March 31, 2013, the Company granted 1,350,000 stock options exercisable ranging from $0.75 to $1.25 and ranging from three to five years to directors, officers, employees and consultants of the Company.

During the year ended March 31, 2012, the Company granted 675,000 stock options exercisable ranging from $0.75 to $1.50 and ranging from two to five years to consultants of the Company.

The Company recorded share-based payments of $1,023,915 (2012 - $251,082; 2011 - $15,538,692) on options issued, which vested during the year.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2013	2012	2011
Weighted average assumptions:
Fair value of options at grant date	$0.26	$0.54	$1.18
Risk-free interest rate	1.34%	1.02%	2.43%
Expected dividend yield	-	-	-
Expected option life (years)	4.26	3.00	4.74
Expected share price volatility	103.57%	91.25%	114.41%

12.           RELATED PARTY TRANSACTIONS

During the year ended March 31, 2013:

(a)
$410,512 (2012 - $326,263) was charged to the Company for office, occupancy and miscellaneous costs, shareholder relations and promotion, travel; salaries and benefits and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$6,291 (2012 - $6,291) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from a public company with common directors.

(c)	$Nil (2012 - $10,000) was paid for consulting fees to a private company controlled by a former officer of the Company.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

12.          RELATED PARTY TRANSACTIONS (Continued)

Due from related party consists of the following:

	March 31, 2013	March 31, 2012
ABC Drilling (i)	$5,564	$5,564

Due to related parties consists of the following:

	March 31, 2013	March 31, 2012
Chevillion Exploration. (ii)	$3,480	$225,147
Coral Gold Resources Ltd. (iii)	33,347	27,926
Oniva (i)	44,713	66,646
	$81,540	$319,719

(iv)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(v)	Chevillion Exploration is a private company controlled by a director and officer of the Company.

(vi)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $19,354 (2012 - $13,063) owed to a public company related by way of common directors and $30,673 (2012 - $52,606) owed to a private company related by way of common management and directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2013 and 2012 are as follows:

	2013	2012
Salaries and benefits	$83,243	$56,262
Consulting and management fees	679,805	1,225,176
Share-based payments	656,731	-
	$1,419,779	$1,281,438

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

13.          SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	March 31, 2013	March 31, 2012
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	134,429	95,858
Total Canada	167,058	128,487

Mexico
Exploration and evaluation assets	126,601,959	124,559,961
Total Mexico	126,601,959	124,559,961
	$126,769,017	$124,688,448

14.          COMMITMENTS

The Company has entered into consulting agreements expiring in 2014. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2013	March 31, 2012
Not later than one year	$494,647	$129,765
Later than one year and no later than five years	15,868	1,005,161
	$510,515	$1,134,926

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

15.          INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 25% (2011 – 26.13%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2013	2012

Expected income tax recovery	$1,692,377	$3,429,520
Non-deductible expenses and other	(513,366)	(53,906)
Changes in timing differences	498,988	440,840
Share-based payments	255,979	(65,608)
Adjustments due to effective tax rate attributable to income taxes in other countries	657,676	284,133
Changes in income tax rates	(201,150)	(220,677)
Change in foreign exchange on tax assets and liabilities	516,001	-
Changes in unrecognized benefits	(2,906,505)	(3,814,302)
Income tax recovery (expense)	$-	$-

The components of the deferred tax assets (liabilities), after applying enacted Canadian rates of 25% (2012 - 25%) and enacted Mexico rates of 28% (2012 - 28%), are as follows:

	2013	2012

Deferred tax assets
Non-capital loss carry-forwards	-	$4,581
Net deferred tax asset	-	4,581
Deferred tax liability
Investment securities	-	(4,581)
Net deferred tax liability	$-	$-

As at March 31, 2013 and 2012, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2013	2012

Non-capital loss carry-forwards	$47,399,439	$31,120,491
Exploration and evaluation assets	12,747,452	9,257,756
Share issue costs	1,916,288	2,681,008
Other	7,487,184	3,902,278

Unrecognized deductible temporary differences	$69,550,363	$46,961,533

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

15.           INCOME TAXES (Continued)

At March 31, 2013, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $47,000,000. $35,933,847 relates to losses in Canada and the remaining losses relates to losses incurred in Mexico. The Mexico non-capital losses are available for 10 years. For Canada, these losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2014	$1,785,250
2015	1,793,624
2016	2,134,403
2027	2,641,705
2028	2,941,951
2029	3,410,632
2030	5,068,278
2031	6,251,143
2032	8,821,549
2033	1,085,312
$35,933,847

16.           FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents comprise cashable GICs and corporate bonds with a maturity of three months or less and interest rates that range from 1.45% to 1.55%. Investment securities are accounted for at fair value based on quoted market prices. Amounts due from related parties are classified as loans and receivables and amounts due to related parties are classified as other liabilities. The carrying amount of reclamation deposits, due from related parties and due to related parties approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

16.           FINANCIAL INSTRUMENTS (Continued)

(a)	Credit risk (Continued)

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

	March 31, 2013	March 31, 2012

Cash and cash equivalents held at major financial institutions
Canada	$49,253,522	$58,040,243
Mexico	58,392	11,746

	49,311,914	58,051,989
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$49,344,543	$58,084,618

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at March 31, 2013 in the amount of $49,311,914 (2012 - $58,051,989) in order to meet short-term business requirements. At March 31, 2013, the Company had current liabilities of $244,226 (March 31, 2012 - $708,372). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

16.          FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (Continued)

Interest rate risk (Continued)

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2013. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	March 31, 2013		March 31, 2012
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$661,140	$4,980,789	$463,406	$12,479,052
Amounts receivable	41,045,323	-	27,685,730	-
Accounts payable and accrued liabilities	(2,653,360)	-	(434,875)	-
Amounts due to related parties	-	(13,778)	-	(228,719)
Net exposure	$39,053,103	$4,967,011	$27,714,261	$12,250,333
Canadian dollar equivalent	$3,212,899	$5,044,497	$2,161,158	$12,239,808

Based on the net US dollar denominated asset and liability exposures as at March 31, 2013, a 6% (2012 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $302,000 (2012 - $367,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2013, a 8% (2012 - 3%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $257,000 (2012 - $65,000).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31

16.          FINANCIAL INSTRUMENTS (Continued)

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

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2013.

	Level 1	Level 2	Level 3
Investments	$3,977	$-	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2012.

	Level 1	Level 2	Level 3
Investments	$7,710	$-	$-

17.          CAPITAL MANAGEMENT

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

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2013. The Company is not subject to external restrictions on its capital.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

Dated: June 21, 2013	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)