Form 20-F
period 2014-03-31
LEVON RESOURCES LTD.
filed 2014-06-30
CIK 764195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended March 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 199,854,423 common shares as at March 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in Canadian dollars. For all periods up to and including the years ended March 31, 2014, 2013 and 2012, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). For the years ended March 31, 2011 and 2010, we prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and included a reconciliation from Canadian GAAP to U.S. generally accepted accounting principles (“US GAAP”), describing the effects on the Company’s consolidated financial statements. Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

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

Indicated Mineral Resource
An “Indicated Mineral Resource‟ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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

Inferred Mineral Resource
An “Inferred Mineral Resource‟ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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

Measured Mineral Resource
A “Measured Mineral Resource‟ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term “Mineral Reserve‟ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Mineral Resource
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction‟ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Mineralization	Usually implies minerals of value occurring in rocks.

Net Smelter Royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.

Ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Outcrop	An exposure of rock at the earth’s surface.

Porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.

Possible or inferred ore	Term used to describe ore where the mineralization is believed to exist on the basis of some geological information, but the size, shape, grade, and tonnage are a matter of speculation.

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

Probable mineral reserve
A “Probable Mineral Reserve‟ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Proven mineral reserve
A “Proven Mineral Reserve‟ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements.

For the years ended March 31, 2014, 2013 and 2012 we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. Our March 31, 2011 consolidated financial statements were initially prepared in accordance with Canadian GAAP, consistent with the prior years ended March 31, 2010. We have adjusted our consolidated financial information as at and for the year ended March 31, 2011, in accordance with IFRS 1, and adopted IFRS with a transition date of April 1, 2010.

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

The table below sets forth selected consolidated financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The information has been derived from our annual audited consolidated financial statements, including as set forth in ‘‘Item 18 — Financial Statements.’’

The tables below set forth selected consolidated financial data under IFRS for the years ended March 31, 2014, 2013, 2012 and 2011.

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Total Revenues	$-	$-	$-	$-
Loss before other items	(5,690,053)	(7,243,033)	(13,735,479)	(24,684,097)
Net Loss for the Year	(5,078,398)	(6,769,507)	(13,124,833)	(24,642,655)
Net Comprehensive Loss for the Year	(5,079,421)	(6,773,240)	(13,140,449)	(24,642,655)
Loss per Share, Basic and Diluted	(0.03)	(0.03)	(0.07)	(0.31)
Total Assets	173,736,186	178,681,496	184,859,967	145,255,935
Total Liabilities	275,031	244,226	708,372	861,595
Working Capital	41,506,961	49,169,844	58,048,017	19,608,972
Share Capital	230,664,826	230,664,826	230,608,666	169,689,837
Total Equity	173,461,155	178,437,270	184,151,595	184,151,595
Weighted Average Number of Common Shares Outstanding	199,854,423	199,810,861	194,269,099	78,689,400

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = US$1).

Year Ended March 31,	Average	Period End	High	Low
2010	$1.0904	$1.0156	$1.2643	$1.0113
2011	$1.0163	$0.9718	$1.0778	$0.9686
2012	$1.0172	$0.9991	$1.0604	$0.9449
2013	$1.0013	$1.0156	$1.0418	$0.9710
2014	$1.0538	$1.1053	$1.1251	$1.0023

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of June 20, 2014, the exchange rate was CDN$1.07 for each US$1.

Month	High	Low
Dec 2013	$1.0697	$1.0577
Jan 2014	$1.1171	$1.0614
Feb 2014	$1.1140	$1.0953
Mar 2014	$1.1251	$1.0966
Apr 2014	$1.1042	$1.0903
May 2014	$1.0973	$1.0837

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

We have not been profitable since our inception. For the fiscal year ended March 31, 2014, we had a net loss of $5,078,398 and an accumulated deficit on March 31, 2014 of $72,675,558. We have not generated revenues from operations and do not expect to generate revenues from operations until one or more of our properties are placed in production. All of our properties are in the exploration stage, which means that we have no known mineral reserves on our properties. We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. If the Company fails to raise additional funds it will curtail its activities and may risk being able to maintain its interests in its mineral properties.

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

The volatility in gold and silver prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the average annual market prices in U.S. dollars per ounce of gold and silver, based on the daily London P.M. fix, as shown in the table below:

Mineral	2013	2012	2011	2010	2009
Gold	$1,411.23	$1,668.98	$1,571.52	$1,224.53	$972.35
Silver	$23.79	$31.15	$35.12	$20.19	$14.67

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold prices decline or remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

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

In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like us, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2014 fiscal year, our common share fluctuated on the TSX between a low of $0.31 and a high of $0.72 Subsequent to the 2014 fiscal year, our common share price has fluctuated between a low of $0.2492 and a high of $0.38. Significant fluctuations in our common share price are likely to continue, and could potentially increase in the future.

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

 We generally will be designated as a "passive foreign investment company" under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if, for a tax year, (a) 75% or more of our gross income for such year is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. United States shareholders should be aware that we believe we were classified as a PFIC during its tax year ended March 31, 2014, and may be a PFIC for future taxable years. If we are a PFIC for any taxable year during which a United States person holds our securities, it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of our securities as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on our common shares. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below. Each United States shareholder should consult its own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares, including the application of the PFIC rules.

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

The Company is an "exploration stage company", as all of its properties are currently in the exploratory stage. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. There is no assurance that a commercially viable mineral deposit exists on any of its properties. In order to determine if a commercially viable mineral deposit exists further geological and engineering work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

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

On August 15, 2013, the Company closed its purchase of a 100% interest in the Aida mining claim, a mining claims located in a central part of the Company’s Cordero Project claim block. The acquisition of the Aida claim consolidated Levon's 100% ownership of all mining claims in the Cordero mining district.

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

Seasonality

Certain of the Company’s operations are conducted in British Columbia. The weather during the colder seasons in these areas can be extreme and can cause interruptions or delays in the Company’s operations. As a result, the preferable time for activities in these regions is the spring and summer when costs are more reasonable and access to the properties is easier. In the summer months, however, if the weather has been unusually hot and dry, access to the Company’s properties may be limited as a result of access restrictions being imposed to monitor the risks of forest fires. In Mexico, where the Company’s principal property is located, access is year round.

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

D. Property, Plants and Equipment

Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

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

Since the acquisition of the Cordero Project in 2011, the Company’s focus has been on the exploration of the Cordero Project located in the Chihuahua State of Mexico. The property and region host excellent infrastructure with ample power and water plus easy road access. The nearby town of Hidalgo Del Parral (pop. 102,000), just 35 km southwest by road, offers supplies and skilled mining labor.

E. Qualified Person

Vic Chevillon, MA, CPG, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in NI 43-101 of the Canadian Securities Administrators and has reviewed and approved the scientific and technical disclosure contained in this Annual Report on Form 20-F.

Cordero Project, Chihuahua State, Mexico

Ownership.

The Company owns a 100% interest in the project which includes about 20,000 hectares of staked claims in two separate parcels. Surface access agreements are in place with surface rights owners for all the key central mining claims that cover the central part of the district. The surface access rights agreements with local family ranches and a small Ejido located well away from the current NI 43-101 Cordero resource are renewable at the option of Minera Titan S.A. De C.V. - a wholly owned Mexican subsidiary of Levon and all transferable to third parties.

The Cordero Project claims are owned 100% by Minera Titan S.A. de C.V.

Staked mining claims owned by Levon through Minera Titan are royalty free and good in perpetuity as long as annual assessment work and filings are completed. Minera Titan purchased the mining concession named “San Pedro”, title 215161 from Minera de Cordilleras, S.A. de C.V. on August 4, 2010. In the purchase agreement, a royalty of 2% NSR was agreed. The royalty is only related to this lot. The annual assessment work is minimal and annual reporting is due in May; the Company has satisfied its assessment and reporting requirements for 2013.

On February 21, 2013 the Company exercised two options to purchase agreements to gain 100% ownership in two respective claim groups in a central part of the Cordero district, covering much of the current NI 43-101 resource. There are royalties associated with the assignment of rights agreements:

•
ASSIGNMENT OF RIGHTS AGREEMENT WITH MR. ELOY HERRERA. Minera Titan shall pay to Mr. Herrera a royalty of 1% of net smelter return (NSR). The royalty will be calculated on the first hand purchaser´s payment. Minera Titan has right of first refusal to acquire to Mr. Herrera´s royalty in front of any proposal of a third bona fide third party.

•
ASSIGNMENT OF RIGHTS AGREEMENT WITH JANDRINA, S.R.L Minera Titan shall pay to Jandrina a royalty of 2% of net smelter return (NSR). Minera Titan has the followings rights: (i) To acquire until the 50% of the royalty (1%) paid to Jandrina USD$500,000.00 for each 0.50%. and (ii) The right of first refusal to acquire to Jandrina´s royalty in front of any proposal of a third bona fide third party.

The Cordero Project mining claims have been granted by the Federal Mining Bureau according with Mexican Mining law. The mining claims provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero Project is approximately 9,990.1372 hectares. The table below lists Levon’s Cordero Project claims and agreement obligations

Table 1: Levon Resources Ltd. Mexican Cordero Properties. June, 2014.
State	Company	Claim Name	Title Number	Area	Ownership	Mining Taxes	Assessment Filing	Additional Notes
Chihuahua, México	Minera Titán S.A. de C.V. Mexican Comercial folio 28191*1	Sansón	230434	7510.8325	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Sansón I	231280	950.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Sansón II	231281	400.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Sansón fracción 1	228104	0.0763	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Sansón fracción 2	228105	0.0906	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Titán	235089	1,700.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Titán I	235090	8,150.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		San Pedro	215161	1.9422	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014	San Pedro purchased (100%) from Cordilleras in 2010. underlying 2 % NSR. Minera Titan has first right of refusal.
		Unif. Cordero	171994	218.8683	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
On February 21, 2013, option was exercised with Jandrina, S. de R. L., Mi. Assignment agreement has been registered. Jandrina retained 2% NSR; up to 1% can be purchased at a rate of US$500,000 per 0.5%. Minera Titan retains first right of refusal on remaining NSR.

		Argentina	179438	3.9140	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Catas de Plateros	177836	2.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Sergio	214655	9.8172	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		El Santo Job	213841	155.5708	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Todos Santos	238776	2.5040	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Josefina	172145	6.0750	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014	On February 21, 2013, option was exercised with Mr. Herrera. Assignment agreement has been registered. Mr. Herrera retained 1% NSR. Titan retains first right of refusal on remaining NSR.
		Berta	182264	16.5338	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		La Unidad dos	212981	175.7555	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		La Unidad	178498	78.2960	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		San Octavio	165481	2.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Aida	189299	15.8610	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		Titán II	241084	100.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		La Perla	240461	400.0000	Minera Titán 100%	Paid to June, 2014	Complete to May, 2014
		TOTAL AREA (All Tenures)		19,900.1372

Geological Setting

The Cordero discovery is an emerging district centered on high level, Tertiary porphyry style, bulk tonnage, silver, gold, zinc, lead mineralization. Cordero has an ideal mining infrastructure setting, located in rolling cattle country, accessed by state highways with a main electrical power corridor cutting across a southern part of the claims. Cordero is within an emerging Chihuahua-Zactatecas regional trend of similar deposits, which includes Penasquito (GoldCorp), Camino Rojo (GoldCorp), Pitarilla (Silver Standard) and San Agustin (Silver Standard) and others. Cordero includes two porphyry belts and a third mineralized volcanic center to the south (Perla). Cordero is projected to have discovery potential for multiple bulk tonnage deposits. Drilling in 2009 through 2014 total 127---- m in 274 core holes. Initial discovery holes were drilled in 2009 and the holes were subsequently offset by step out drilling on a systematic drill grid that covers the Pozo de Plata Diatreme, Josefina Mine Zone, the southwest portion of the Cordero Porphyry Zone and the La Ceniza Stock in an area that measures about 3 km by 2 km. The drilling indicates the mineralization zones combine into a large scale, bulk tonnage silver, zone , zinc, lead mineral resource (reported in the Mineral Resources section below).

Silver, gold, zinc, lead and locally copper and moly mineralization at Cordero is controlled by a belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a sequence of interbedded Cretaceous limestone, calcareous mudstone, siltstone and sandstone.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt to about 15 km (60% increase) since the 2009 discovery holes of Levon. The Belt is defined by all of which are mineralized and encompass targets for bulk tonnage Ag, Au, Zn, Pb type deposits. Recognition of three mineralized diatreme complexes to the southwest of the current resource and active and past mines in the Cordero district significantly expands the untested exploration potential of the Belt. The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt vary systematically, from a shallow exposed porphyry stock in the northeast, to progressively deeper intrusive centers toward the southwest. This district scale pattern accounts for the three high levels, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast. Recognition of this geologically controlled geometry is guiding the systematic district scale exploration.

Drill results reveal five types of silver, gold, zinc and lead vein mineralization:

•	Type 1 – Narrow, high grade vein zone mineralization of galena, sphalertie and some tetrahedrite.

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

•
Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits: sphalerite, marmotite, argentiferous galena, minor, very fine grained silver bearing galena , pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals. Porphyry style pervasive and stockwork controlled alteration assembledges, from green argillic, argillic, propyllitic, phyllic and potassic alteration are zoned toward the center of the mineralized system. Pervasive and vein, intergrown alteration minerals including rusty weathering carbonate, rhodacrosite and calcite often substitute for silica within the alteration assembledges in the near surface environment.

•
Type 5 – Younger dacite porphyry hosted disseminated and stockwork copper and molyodenite mineralization beneath the porphyry silver, gold, zinc, lead mineralization of the resource in a northeast part of the resource (exposed in hole C11-163).

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

Surface Access Rights

We have agreements for exploration access surface rights with ranch owners of lands on our central mining claims covering the mineral resource. The surface rights agreements require monthly rental payments to remain in good standing. The surface rights agreements are of unlimited term and are transferable to any assigned third party. As of June 2014 our average monthly payments are approximately usd$3,500.

Infrastructure

To accommodate processing, sampling and storing the drill core, and sample pulps and rejects, the Company has built four core sheds, including the rehabilitation of an adobe hay barn that serves as a field office. The Company constructed two water supply stations to supply water to the core shed facilities and the core drills from existing, inactive underground mine workings. There are no modern, large scale mining facilities or equipment at the project since it is an exploration stage project.

Exploration Costs

Exploration expenditures to date total about $31 million. The Company has completed 127,916 metres of core drilling in 274 core drill holes in four Phases of exploration to date. Phase 4 exploration also includes advancing the engineering studies of the project including water and power supplies, metallurgy, preliminary mine design and a current resource update study by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3) both in Tuscon, Arizona.

Power and Water

M3, has been contracted to guide and manage Cordero engineering studies.

There is a double tower, electric trunk power line corridor that crosses the southern part of the property. There is also a new power line along State Highway 16, 10 km east of the Cordero Project discoveries with a local line now being constructed by CFE, the Mexico electrical power authority to service the ranches at Cordero. M3 is has secured written study and assurance from the CFE that expanded power required for the project is available from Camargo substation 70 km north of the project area. This CFE favored study alternative 1 of their study that would require the company secure the right of way and construct a new power line along the existing power corridor. The amount of power needed is part of the ongoing M3 analysis of the mineral resource and the possible mining alternatives and mill size. The readily available power source for the project has been established at this early stage in the exploration and will be refined as the project proceeds and the projected scale of the possible mine is better quantified.

The water study is focusing on aquifer characterization and water rights availability. Water is now available from wells and abandoned mine shafts that, in the project area, tap a water table at a subsurface depth of about 50 meters. The Company knows the water table is shallow (50-80 m) in the mine workings and is plentiful due to the historical pumping problems the small mines in the area have had. A first water exploration well was completed under a permit obtained by IDEAS (water supply subcontractor for M3) from CONAGUA, the Mexico water authority.

History and Exploration

Prior to 2009 Valley High Ventures Ltd. had consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position. Levon started exploration at Cordero in February through a joint venture agreement with Valley High. By August 2009 under Levon’s direction as operator, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north. Transferable surface access agreements are now in place with key surface owners for the land package. The Company exploration has been mostly in the central Cordero Porphyry Belt area in the southern tier of the property in the area of the 2009 discovery holes and resource grid drilling. Some initial exploration drill holes have also been completed in the Molina de Viento Caldera Daitreme Complex, the Dos Mil Diez Diatreme of the Cordero Porphyry Belt and in the Porfido Norte Belt 10 km to the north and the Perla Volcanic Center 5 km to the south.

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

In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). Levon geologic mapping established the Cordero Porphyry Belt trends northeast and has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past. The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings. The only past bulk tonnage deposit exploration had apparently been by Penoles in the past and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits and for skarn deposits in the southwestern most stock in the northern porphyry belt.

In Phase 1 exploration, by October 2009, Levon had drilled three discovery core holes, which were separated by 1.3 kilometers. The best discovery hole was in the Pozo de Plata Diatreme, which Levon first recognized early in Phase 1. And the best intercept in the Levon discovery holes was in C09-5 that intersected 152 metres grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb in the mineralized Pozo de Plata Diatreme.

Four follow up phases of exploration grid drilling were conducted to offset the initial discovery holes. The grid drilling revealed widespread, bulk tonnage mineralization among the discovery holes, which represents a large scale bulk tonnage discovery. The first indicated and inferred resources were calculated by IMC under the regulations of the Canadian National Instrument 43-101 reporting requirements (NI 43-101) by June 2011 (detailed in the Mineral Resource section below) near the end of Phase 3 drilling. M3 completed a NI 43-101 Preliminary Economic Assessment (PEA) on the near surface 30% of the initial resource (indicated & inferred) by January 2012 as Phase 4 drilling continued. An updated NI 43-101 resource estimate was completed on Phase 4 results in June 2012 (also detailed in the Mineral Resource section below). This report was then amended and re-filed in May 2013.

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

The Company is focusing now on the central mineral resource of Cordero including 2013 and 2014 exploration grid drilling of the Aida claim located in the center of the resource and was finally acquired in July of 2013 after about 7 years of negotiations. Levon bought the claim outright for usd$2,000,000 with not underlying royalties. The Aida drill results were better than expected and are being included in the current resource update by IMC.

Proposed Exploration

The current priority at Cordero is to focus on the engineering aspects of the Cordero resource. Additional metallurgical sampling is planned on the Aida claim based on the recent drilling results. M3 will coordinate the third round of metallurgical testing aimed at characterizing the early modelled production years from a modelled Cordero open pit that will be designed by IMC as part of their 2014 Cordero resource update.

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

Mineral Resource Estimates

Levon contracted IMC to complete the first independent bulk tonnage resource calculation at the Cordero Project which they reported in June, 2011. M3 followed up with a Preliminary Economic Assessment (PEA) in January, 2012 (summarized in the PEA section below).

An updated resource estimate that included Phase 4 drill results prepared by IMC in collaboration with M3 was announced in June 2012 and the related technical report titled: Cordero Project June 2012 Mineral Resource Update dated July 31 2012 was filed August 2, 2012. This report was subsequently amended then refilled on May 10, 2013.

The latest Cordero resource estimate (June 2012, amended May 10, 2013) prepared by IMC for Levon is based on 203 drill holes completed through April 2012. The resource estimates contained in the report are for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent Cordero Felsic Dome Complex and the Porphyry Zone. .

The Cordero resource is tabulated within an open pit geometry using an inverse distance estimation block model. The resource is based on 97,769 meters (m) of drilling in 203 core holes of which is an addition of 33,380 m of drilling in 41 core holes over the drill information used for the June 2011 resource estimate.

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

Table 1: Cordero June 2012 Mineral Resource Tabulated at Various NSR Cutoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's (millions)	Gold oz's (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0 051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0 112	0.48	0.76	89.00	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65

$2 0.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry. The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

		Mill Recovery
Metal	Price	Pb Conc	Zn Conc
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%	N/A
Zinc	1.00 / lb	N/A	70%
Gold	1,200 / oz	No recovery included to date

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

Preliminary Economic Assessment

A favorable Cordero Project Preliminary Economic Assessment (a “PEA”), announced January 30, 2012 was derived by considering only the uppermost 30% portion of the first resource contained within the geometry of the Stage 4 modeled open pits, which did not trespass on the Aida claim, which at the time was not owned by Levon. The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne.

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

Drill Results

All Cordero drill results have been forwarded to IMC who is currently updating the Cordero mineral resource to include the Aida claim drilling that was completed February 18, 2014.

Environmental Liabilities

The Company is not aware of any environmental liabilities at the Cordero Project. M3 has been contracted to complete an environmental audit and to handle exploration permitting.

Risks

The following risk issues have been identified for the Cordero Project:

1)	Cordero as currently understood is a low grade, bulk tonnage deposit which will need favorable metal recoveries, metal prices and low operating costs to be developed.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Some of our critical accounting policies are as follows. See Note 2 to the March 31, 2014 consolidated financial statements for a detailed description of our accounting policies.

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

At March 31, 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

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

At March 31, 2014 and 2013, there are no indications that suggest that the Company’s assets are impaired.

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

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At March 31, 2014 and 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

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

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the year ended March 31, 2014.

A. Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended March 31, 2014, 2013 and 2012, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended March 31, 2014 compared with the year ended March 31, 2013

Expenses	2014	2013
Consulting and management fees	$732,234	$679,691
Depreciation	20,792	35,487
Directors’ fees	97,500	101,000
Exploration	3,946,833	4,718,354
Foreign exchange loss (gain)	(157,665)	(265,329)
Listing and filing fees	95,448	82,773
Office, occupancy and miscellaneous	173,735	128,714
Professional fees	155,866	87,965
Salaries and benefits	236,828	239,799
Share-based payments	103,306	1,023,915
Shareholder relations and promotion	217,133	217,157
Travel	68,043	193,507

Loss before other items	(5,690,053)	(7,243,033)

Other items
Gain on disposal of investment	1,882	--
Interest income	609,773	473,526

Net Loss for Year	(5,078,398)	(6,769,507)

Other Comprehensive Loss
Unrealized loss on investments	(1,023)	(3,733)

Total Comprehensive Loss for Year	$(5,079,421)	$(6,773,240)

During the year ended March 31, 2014, the Company’s net loss decreased by $1,691,109 from a net loss of $6,769,507 for the year ended March 31, 2013 to a net loss of $5,078,398 for the year ended March 31, 2014. The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Consulting and management fees

Consulting fees increased by $52,543 during the year from $679,691 during the year ended March 31, 2013 to $732,234 during the year ended March 31, 2014. The increase in consulting fees is mainly attributed to increased consultants. During the year, the Company had entered into a consulting agreement for investor relation services for $8,000 per month. The consulting agreement was terminated in March 2014.

Exploration expenditures

Exploration expenditures decreased by $771,521 during the year from $4,718,354 for the year ended March 31, 2013 to $3,946,833 for the year ended March 31, 2014. The decrease is mainly attributed to the Company’s efforts in overall cost control.

Professional fees

Professional fees increased by $67,901 during the year from $87,965 for the year ended March 31, 2013 to $155,866 for the year ended March 31, 2014. Prior year’s lower balance is attributed to a lower accrued amount in prior year.

Share-based payments

Share-based payments decreased by $920,609 from $1,023,915 for the year ended March 31, 2013 to $103,306 for the year ended March 31, 2014. Prior year’s higher balance is mainly attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized. During the year ended March 31, 2014, 4,885,000 stock options were granted compared to 1,350,000 stock options granted during the year ended March 31, 2013. Although more stock options were granted in the current year, the overall share-based payment expense is lower as 4,785,000 options were granted in March 10, 2014 which vest over a one-year period. Since the grant date is near the year-end, it results in a lower pro-rata amount of share-based payment expense.

Travel

Travel decreased by $125,464 from $193,507 for the year ended March 31, 2013 to $68,043 for the year ended March 31, 2014. Current year’s lower balance is attributed to travel expenditures incurred relating to the Cordero property has been reclassified to exploration expense in the current year.

Year ended March 31, 2013 compared with the year ended March 31, 2012

During the year ended March 31, 2013, the Company’s net loss decreased by $6,355,326 from a net loss of $13,124,833 for the year ended March 31, 2012 to a net loss of $6,769,507 for the year ended March 31, 2013. The overall increase in the net loss as compared to the prior year was due to the factors discussed below:

Expenses	2013	2012
Consulting and management fees	$679,691	$1,007,640
Depreciation	35,487	12,211
Directors’ fees	101,000	-
Exploration	4,718,354	10,792,719
Foreign exchange loss (gain)	(265,329)	154,277
Listing and filing fees	82,773	309,261
Office, occupancy and miscellaneous	128,714	182,491
Professional fees	87,965	338,551
Salaries and benefits	239,799	234,249
Share-based payments	1,023,915	251,082
Shareholder relations and promotion	217,157	249,556
Travel	193,507	203,492

Loss before other items	(7,243,033)	(13,735,479)

Other items
Gain on disposal of investment	--	--
Interest income	473,526	610,646

Net Loss for Year	(6,769,507)	(13,124,833)

Other Comprehensive Loss
Unrealized loss on investments	(3,733)	(15,616)

Total Comprehensive Loss for Year	$(6,773,240)	$(13,140,449)

Consulting and management fees

Consulting fees decreased by $327,949 during the year from $1,007,640 during the year ended March 31, 2012 to $679,691 during the year ended March 31, 2013. The decrease in consulting fees is mainly attributed to a decrease in bonus paid to the CEO and President of the Company. During the year ended March 31, 2013, the Company paid a $200,000 bonus to the CEO and President of the Company compared to a bonus of $500,000 during the year ended March 31, 2012.

Independent director fees

In October 2012, the Board of directors approved the payment of an annual directors’ fee of $18,000 per director, per year to four independent directors. The annual directors’ fee was retroactive to March 1, 2012 and the fees are payable quarterly in advance.

Exploration expenditures

Exploration expenditures decreased by $6,074,365 during the year from $10,792,719 for the year ended March 31, 2012 to $4,718,354 for the year ended March 31, 2013. The decrease is mainly attributed to overall reduced drilling activities.

Listing and filing fees

Listing and filing fees decreased by $226,488 during the year from $309,261 for the year ended March 31, 2012 to $82,773 for the year ended March 31, 2013. Prior year’s $309,261 balance includes $200,000 in original listing fees paid to the TSX when the Company graduated from the TSX Venture Exchange to the TSX Exchange.

Professional fees

Professional fees decreased by $250,586 during the year from $338,551 during the year ended March 31, 2012 to $87,965 during the year ended March 31, 2013. Prior year’s higher balance is attributed to higher accounting fees and legal fees. Prior year’s accounting fees included $75,000 in audit accrual. No audit accrual was recorded for the year ended March 31, 2013. Also, legal fees for the year ended March 31, 2013 decreased by $151,388 from $229,553 for the year ended March 31, 2012 to $78,165 for the year ended March 31, 2013.

Foreign exchange gain

Foreign exchange gain increased by $419,556 from a loss of$154,227 during the year ended March 31, 2012 to a gain of $265,329 during the year ended March 31, 2013. The increase in foreign exchange gain is mainly attributed to the strengthening of the USD on US denominated deposits held at year end.

Share-based payments

Share-based payments increased by $772,833 from $251,082 for the year ended March 31, 2012 to $1,023,915 for the year ended March 31, 2013. Current year’s higher balance is attributed to more stock options granted and vested, as well as attributed to the modification of the exercise price of certain stock options resulting in additional share-based benefit recognized. During the year ended March 31, 2013, 1,350,000 stock options granted were compared to 675,000 stock options granted during the year ended March 31, 2012. Also, during the year ended March 31, 2013, 8,740,000 stock options had their exercise price re-priced to $0.75.

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

As at March 31, 2014 the Company had working capital of $41,506,961 compared to working capital of $49,169,844 at March 31, 2013.

Year Ended	March 31, 2014	March 31, 2013	March 31, 2012
Working Capital	41,506,961	49,169,844	58,048,017
Deficit	72,675,558	68,445,141	62,899,323

Working capital decreased by $7,662,883 from $49,169,844 as at March 31, 2013 to $41,506,961 as at March 31, 2012. The decrease is mainly attributed to a reduction in the cash balance of $7,626,138. Of the decrease of $7,626,138 in cash, $5,445,391 is used in operating activities, and $2,161,690 is used in the acquisition of the Aida claims. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.

Working capital decreased by $8,878,173 from $58,048,017 as at March 31, 2012 to $49,169,844 as at March 31, 2012. The decrease is mainly attributed to a reduction in the cash balance of $8,740,075. Of the decrease of $8,740,075 in cash, $6,567,762 is used in operating activities.

The increase in deficit from March 31, 2013 to March 31, 2014 is mainly attributed to exploration expenditures of $3,946,833 incurred during the year.

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

F. Tabular disclosure of contractual obligations

As of March 31, 2014, the Company had the following contractual obligations:

	Payment due by period
	Total	<1 year	1-3 Years	3-5 years	More than 5 years
Trade payables and other payables	$193,365	$193,365	$-	$-	$-
Due to related parties	81,666	81,666	-	-	-
Consulting payments	1,440,000	480,000	480,000	480,000	-
Operating Leases	3,662	3,662	-	-	-
Total	$1,718,693	$758,693	$480,000	$480,000	$-

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 20, 2014. The directors were elected by the Shareholders on September 19, 2013 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
William Glasier Director	Mining executive; Director of Bralorne Gold Mines Ltd. and Great Thunder Gold Corp.	May 22, 1990

Gary Robertson Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Great Thunder Gold Corp., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005

Ron Tremblay Director, Chief Executive Officer and President	President & CEO of Levon Resources Ltd.	September 7, 2006

Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting.	September 6, 2007

Ron Barbaro Director and Chairman	Member of the Order of Ontario; Director of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.	July 9, 2010

Robert Roberts Director	CEO and co-owner of Channel Control Merchants, LLC	September 23, 2011

Carlos H Fernandez Mazzi Director	Director of Standard Tolling Corp.	May 15, 2012

Annie Chan Chief Financial Officer	Chief Financial Officer of Bralorne Gold Mines Ltd.	March 26, 2012

Dorothy Chin Corporate Secretary	Corporate Secretary of Avino Silver & Gold Mines Ltd., and Bralorne Gold Mines Ltd.	September 25, 2008

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended March 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total compensation ($)
Ron Tremblay* Director, President & CEO	2012 2013 2014	$290,000 $300,000 $300,000	NIL NIL NIL	NIL $399,329 $25,324	NIL NIL NIL	NIL NIL NIL	$550,000 $200,000 $200,000	$840,000 $899,329 $525,324
Annie Chan CFO	2012 2013 2014	NIL $52,608 $56,216	NIL NIL NIL	NIL $20,410 $1,630	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL $73,018 $57,846
Victor Chevillon** Director & VP Exploration	2012 2013 2014	$245,676 $179,805 $189,265	NIL NIL NIL	NIL $159,732 $12,662	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$245,676 $339,537 $201,927
__________
(1)	The Company does not currently have any share-based award plans.

(2)
The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies. The Company used the following weighted average assumptions in the model to determine the awards recorded above: Dividend Yield – Nil; Expected Life – 4.94 years; Volatility – 87.94%; Risk Free Interest Rate – 1.62%. If the Company’s share price as of June 20, 2014 is used to value the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2014 using the Black-Scholes Option Pricing Model, their value would be $20,971and $10,485, respectively. Notwithstanding that the Black-Scholes Option Pricing Model gives a positive valuation for the stock options disclosed in the above table, the Company’s share price did not exceed the exercise price of any of the options held by the Company’s Named Executive Officers either on the grant dates of the options or as at the date of this report, and so the options were not “in the money” on such dates. Had such options been exercised either on their respective grant dates or on the date of this report, the option holders would not have been able to exercise their options and realize a profit by selling the underlying option shares at the then prevailing market price.

(3)	The Company does not have a non-equity incentive plan.

(4)	The Company does not have any pension plans.

(5)	Discretionary cash payment of incentive bonuses.

*
Mr. Tremblay is a director of the Company and has served as its President since November 29, 2006 and as its CEO since September 11, 2009. None of the compensation received by Mr. Tremblay relates to his role as director.

**	Mr. Chevillon is a director of the Company and has served as its VP Exploration since February 24, 2009. None of the compensation received by Mr. Chevillon relates to his role as director.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ron Tremblay Director, President & CEO	1,500,000 5,000,000 2,000,000	$1.00 $0.75 $0.40	Sep 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Annie Chan CFO	50,000 50,000	$1.00 $0.40	Jun 7, 2017 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Victor Chevillon Director & VP Exploration	200,000 500,000 2,000,000 1,000,000	$0.70 $1.00 $0.75 $0.40	Jan 28, 2015 Sep 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
____________
(1) In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2014 was $0.28 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2014:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	25,324	NIL	NIL
Annie Chan CFO	1,630	NIL	NIL
Victor Chevillon Director & VP Exploration	12,662	NIL	NIL
____________
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

5) Termination and Change of Control Benefits

The Company entered into a separate consulting agreement between Stone’s Throw (Barbados) Ltd., a company wholly owned by Ron Tremblay, and Chevillon Exploration Consulting, a company wholly owned by Vic Chevillon, and on April 1, 2014, the Company renewed these consulting agreements for a period of five (5) years under which there are specified provisions for termination of employment or change of control.

Each agreement can be terminated at any time prior to the expiry of the term, as follows:

a)	by the consultant giving the Company not less than 3 months prior notice of such termination;

b)
by the Company giving the consultant 3 months prior notice of such termination along with a termination payment of US$1.5 million to Stone’s Throw (Barbados) Ltd., and US$750,000 to Chevillon Exploration Consulting;

c)	at any time during the term of contract, should a change of control (as defined below) event occur the consultant will be entitled to a severance payment immediately.

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

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company’s most recently completed financial year:

1.	Stone’s Throw (Barbados) Ltd.: the consultant would be entitled to a severance payment of US$1.5 million immediately; and

2.	Chevillon Exploration Consulting: the consultant would be entitled to a severance payment of US$750,000 immediately.

6) Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Ron Tremblay and Victor Chevillon who are paid as an officer and not as a director, in their capacity as directors for the year ended March 31, 2014:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total ($)
William Glasier*	18,000	NIL	1,266	NIL	NIL	NIL	19,266
Gary Robertson*	18,000	NIL	2,532	NIL	NIL	NIL	20,532
Carlos Fernandez Mazzi	18,000	NIL	1,266	NIL	NIL	NIL	19,266
Robert Roberts*	18,000	NIL	2,532	NIL	NIL	NIL	20,532
Ron Barbaro*	18,000	NIL	2,532	NIL	NIL	NIL	20,532
_________________
*Independent & Non-Employee Directors.
1 The Company does not currently have any share-based award plans.
2 The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
3 The Company does not have a non-equity incentive plan.
4 The Company does not have any pension plans.
5 Discretionary cash payment of incentive bonuses.

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at March 31, 2014:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Glasier	100,000 150,000 100,000	$1.00 $0.75 $0.40	Sept 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Robertson	200,000 200,000 200,000	$0.65 $0.75 $0.40	July 20, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carlos Fernandez Mazzi	500,000 100,000	$1.00 $0.40	May 15, 2017 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ron Barbaro	200,000 300,000 200,000	$0.65 $0.75 $0.40	July 20, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Roberts	200,000 200,000	$0.75 $0.40	Oct 3, 2016 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
____________
(1) For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.

(2) In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2014 was $0.28 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended March 31, 2014:

Name(1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	1,266	Nil	Nil
Gary Robertson	2,532	Nil	Nil
Carlos Fernandez Mazzi	1,266	Nil	Nil
Ron Barbaro	2,532	Nil	Nil
Robert Roberts	2,532	Nil	Nil
_____________
(1)  For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.
(2)  The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

C. Board Practices

The Board is currently comprised of seven directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the Board is no longer a member of management. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General Meeting, held on September 19, 2013, the shareholders elected Messrs. Barbaro, Chevillon, Glasier, Fernandez Mazzi, Roberts, Robertson, and Tremblay as directors.

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

Governance and Nominating Committee

The Governance and Nominating Committee (the “Committee”) shall act in an advisory capacity only to the board of directors with respect to the governance and nominating matters. The Committee has established a Committee Charter to:

●	manage the corporate governance system for the Board;
●	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

●	assist in the creation of a corporate culture and environment of integrity and accountability;
●	monitor the quality of the relationship between the Board and management of the Company;
●	review the Chief Executive Officer's succession plan;
●	recommend to the Board nominees for appointment of the Board;
●	lead the Board's annual review of the Chief Executive Officer's performance; and
●	annually review and set an agenda of the Board on an ongoing basis.

The Corporate Governance Committee currently consists of three directors (Messrs. Barbaro, Glasier and Roberts). All of the members are unrelated directors.

D. Employees

As at June 20, 2014, the Company has 10 employees at the Cordero Project. At the height of Cordero grid drilling in 2011 and 2012 there were 35 employees at the project. Senior management and administrative staff are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E. Share Ownership

The following table sets forth the share ownership of our directors and officers as of June 20, 2014:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,160,750	*
William Glasier	389,516	*
Gary Robertson	1,700,836	*
Ron Tremblay	18,806,000	9.4%
Robert Roberts	411,000	*
Ron Barbaro	840,000	*
Carlos H Fernandez Mazzi	140,000	*
Annie Chan	Nil	N/A
Dorothy Chin	Nil	N/A
_______
*Less than one percent

Outstanding Options

The following information, as of June 20, 2014, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Ron Tremblay Director, President & CEO	1,500,000 5,000,000 2,000,000	Sept. 3, 2010 March 25, 2011 March 10, 2014	$1.00 $0.75 $0.40	Sept. 3, 2015 March 25, 2016 March 10, 2019
Annie Chan CFO	50,000 50,000	June 7, 2012 March 10, 2014	$1.00 $0.40	June 7, 2017 March 10, 2019
Gary Robertson Director	200,000 200,000 200,000	July 20, 2010 March 25, 2011 March 10, 2014	$0.65 $0.75 $0.40	July 20, 2015 March 25, 2016 March 10, 2019
Victor Chevillon Director & VP Exploration	200,000 500,000 2,000,000 1,000,000	Jan 28, 2010 Sept 3, 2010 March 25, 2011 March 10, 2014	$0.70 $1.00 $0.75 $0.40	Jan 28, 2015 Sept 3, 2015 March 25, 2016 March 10, 2019
William Glasier Director	100,000 150,000 100,000	Sept 3, 2010 March 25, 2011 March 10, 2014	$1.00 $0.75 $0.40	Sept 3, 2015 March 25, 2016 March 10, 2019
Ron Barbaro Director & Chairman	200,000 300,000 200,000	July 20, 2010 March 25, 2011 March 10, 2014	$0.65 $0.75 $0.40	July 20, 2015 March 25, 2016 March 10, 2019
Robert Roberts Director	200,000 200,000	Oct 3, 2011 March 10, 2014	$0.75 $0.40	Oct 3, 2016 March 10, 2019
Carlos H Fernandez Mazzi Director	500,000 100,000	May 15, 2012 March 10, 2014	$1.00 $0.40	May 15, 2017 March 10, 2019

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, other then identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at June 20, 2014 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class

Ron Tremblay	18,806,000	*	9.4%
_______
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

Shares Held in the United States

As of June 20, 2014, there were approximately 444 registered holders of the Company’s shares in the United States, with combined holdings of 4,851,205 common shares.

Change of Control

As of June 20, 2014, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

During the year ended March 31, 2014:

(a)
$372,154 (2013 - $410,512) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party.

Due from related party consists of the following:

	March 31, 2014	March 31, 2013

ABC Drilling (i)	$-	$5,564

Due to related parties consists of the following:

	March 31, 2014	March 31, 2013
Chevillion Exploration. (ii)	$3,579	$3,480
Coral Gold Resources Ltd. (iii)	43,582	33,347
Oniva (i)	33,718	44,713
Great Thunder Gold Corp. (iii)	787	-
	$81,666	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillion Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013
Salaries and benefits	$98,308	$83,243
Consulting and management fees	680,000	679,805
Share-based payments	39,616	656,731
	$817,924	$1,419,779

During the year ended March 31, 2014, share-based payments paid to management personnel decreased by $617,115 from $656,731 during the year ended March 31, 2013 to $39,616 during the year ended March 31, 2014. The lower balance in the current year is attributed to the fact that stock options granted to key management during the year was on March 10, 2014, near the end of the year-end, resulting in a lower pro-rata balance.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

●	Auditors’ Report;
●	Consolidated Statements of Financial Position as at March 31, 2014 and March 31, 2013;
●	Consolidated Statement of Operations and Comprehensive Loss, change in shareholders’ equity and cash flows for the years ended March 31, 2014, 2013 and 2012;
●	Notes to Financial Statements for the years ended March 31, 2014, 2013 and 2012.

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

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Price History of Stock

The common shares of Levon are listed on the Toronto Stock Exchange under the symbol "LVN", and the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the OTC Pink tier of the OTC Link, under the symbol "LVNVF". On May 15, 2014 Levon commenced trading on OTCQX under the ticker “LVNVF”

As of June 20, 2014, there were 444 holders of record in the United States holding 4,851,205 of the Company’s common shares representing 53.49% of the total number of shareholders, and approximately 2.425% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

The following table sets forth the high and low prices expressed in Canadian dollars on the Toronto Stock Exchange and TSX Venture Exchange in Canada and in United States dollars on the over-the-counter markets and OTCQX in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V/TSX (Canadian Dollars)				OTC/OTCQX (United States Dollars)
Last Five Fiscal Years	High		Low		High	Low
2014	0.44		017		0.415	0.213
2013	0.72		0.31		0.707	0.301
2012	2.38	*	0.66	*	2.48	0.66
2011	2.08		0.50		2.10	0.52
2010	0.95		0.11		0.94	0.09

2013- 2014	High		Low		High	Low
Fourth Quarter ended March 31, 2014	0.41		0.245		0.367	0.226
Third Quarter ended December 31, 2013	0.33		0.17		0.324	0.1655
Second Quarter ended September 30, 2013	0.44		0.23		0.415	0.214
First Quarter ended June 30, 2013	0.38		0.215		0.37	0.213

2012- 2013	High		Low		High	Low
Fourth Quarter ended March 31, 2013	0.54		0.33		0.543	0.3236
Third Quarter ended December 31, 2012	0.49		0.34		0.4924	0.348
Second Quarter ended September 30, 2012	0.57		0.31		0.579	0.301
First Quarter ended June 30, 2012	0.72		0.38		0.707	0.372

Last Six Months	High		Low		High	Low
June 2014 (through June 20, 2014)	0.295		0.22		0.264	0.209
May 2014	0.265		0.205		0.241	0.19
April 2014	0.29		0.22		0.262	0.20
March 2014	0.37		0.245		0.346	0.228
February 2014	0.41		0.245		0.367	0.226
January 2014	0.31		0.25		0.283	0.234
December 2013	0.27		0.19		0.246	0.186
_______________
*The Company listed on the Toronto Stock Exchange on February 23, 2012 under the symbol “LVN”
**The Company listed on the OTCQX on May 15, 2014 under the symbol “LVNVF”

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

B. Plan of Distribution

Not Applicable.

C. Markets

The common shares of Levon are listed on the Toronto Stock Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are occasionally traded in the United States on the OTC Pink tier of the OTC Link under the symbol "LVNVF", and on May 15, 2014 Levon commenced trading on OTCQX under the ticker “LVNVF”.

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

	March 31, 2014	March 31, 2013

Cash and cash equivalents held at major financial institutions
Canada	$41,644,257	$49,253,522
Mexico	41,519	58,392

	41,685,776	49,311,914
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$41,718,405	$49,344,543

(b)  Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at March 31, 2014 in the amount of $41,685,776 (2013 - $49,311,914) in order to meet short-term business requirements. At March 31, 2014, the Company had current liabilities of $275,031 (2013 - $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

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

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2014 or 2013. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the operations and cash flows, as follows:

	March 31, 2014		March 31, 2013
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$443,193	$201,872	$661,140	$4,980,789
Amounts receivable	64,315,434	-	41,045,323	-
Accounts payable and accrued liabilities	(20,862,833)	-	(2,653,360)	-
Amounts due to related parties	-	(39,423)	-	(13,778)
Net exposure	$43,895,794	$162,449	$39,053,103	$4,967,011
Canadian dollar equivalent	$3,715,779	$179,555	$3,212,899	$5,044,497

Based on the net US dollar denominated asset and liability exposures as at March 31, 2014, a 6% (2013 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s losses by approximately $11,000 (2013 - $302,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2014, a 8% (2013 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s losses by approximately $297,000 (2013 - $257,000).

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

A.  to C.

Not Applicable.

D. American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

None.

E. Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of March 31, 2014. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2014. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at March 31, 2014, and management’s assessment did not identify any material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of March 31, 2014, has been audited by our independent registered public accounting firm, Smythe Ratcliffe LLP, which also audited our consolidated financial statements for the year ended March 31, 2014. Smythe Ratcliffe LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of March 31, 2014, and their report is included with the Company’s consolidated financial statements.

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

Item 16B. Code of Ethics

The Company has adopted a Code of Business Practice and Conduct (the “Code”) and requires its directors, officers and employees to maintain the highest level of integrity in their dealings with each other and with the public on behalf of the Company. This Code is intended to document some of the specific principles of conduct and ethics which will be followed by our directors, officers and employees in the performance of their responsibilities with respect to the Company's business. It is intended to:

●	promote honest and ethical conduct and manage conflicts that may arise;
●	promote full, fair, accurate, timely and understandable disclosure to the public including our periodic reports required to be filed with the Canadian securities regulatory authorities;
●	promote compliance with applicable governmental rules and regulations;
●	provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues;
●	provide a mechanism to report unethical conduct; and
●	help foster a culture of honesty and accountability.

Our directors have committed that they will comply at all times with the principles set forth in this Code and they expect each of our officers and employees to do likewise. The Company has posted the Code on its website at www.levon.com. There were no amendments to or waivers granted from any provision of the Code during the fiscal year ended March 31, 2014.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2014, 2013 and 2012 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2014 was $55,000 (March 31, 2013: $70,000; March 31, 2012: $70,000).

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2014 were $Nil at the date of this Annual Report (March 31, 2013: $500; March 31, 2012: $500).

Tax Fees

The aggregate fees billed for tax compliance and tax advice rendered by Smythe Ratcliffe LLP for the fiscal year ended March 31, 2014 was $5,000 at the date of this Annual Report (March 31, 2013: $5,000; March 31, 2012: $5,000). The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2014 was $Nil (March 31, 2013: $Nil; March 31, 2012: $Nil).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2014. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrants Certifying Accountant

None.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended March 31, 2014, our U.S. exploration properties were not subject to regulation by the MSHA under the Mine Act.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Management’s Responsibility for Financial Reporting	99
Reports of Independent Registered Public Accounting Firm	100-101
Consolidated Statements of Financial Position	102
Consolidated Statements of Operations and Comprehensive Loss	103
Consolidated Statements of Changes In Shareholders’ Equity	104-106
Consolidated Statements of Cash Flow	107
Notes to Consolidated Financial Statements	108-132

Item 19. Exhibits

Exhibit Number	Name
1.1	Notice of Articles of Levon Resources Ltd. **
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
______________
* Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on November 4, 2005
** Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on July 5, 2012

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	92

Reports of Independent Registered Public Accounting Firm	100-101

Consolidated Financial Statements

Consolidated Statements of Financial Position	102

Consolidated Statements of Operations and Comprehensive Loss	103

Consolidated Statements of Changes in Shareholders’ Equity	104-106

Consolidated Statements of Cash Flows	107

Notes to Consolidated Financial Statements	108-132

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the IASB and reflect management’s best estimates and judgment based on information currently available.

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

The consolidated financial position of the Company as at March 31, 2014 and 2013 and its financial performance and its cash flows for the years ended March 31, 2014, 2013 and 2012 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan, CA
CEO	CFO

Vancouver, British Columbia
June 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanying consolidated financial statements of Levon Resources Ltd., which comprise the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2014 and 2013, and its financial performance and its cash flows for the years ended March 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework) and our report dated June 20, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
June 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited Levon Resources Ltd.’s (the “Company”) internal control over financial reporting as of March 31, 2014 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2014, 2013 and 2012, and our report dated June 20, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
June 20, 2014

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Years ended March 31

	2014	2013
ASSETS
Current
Cash and cash equivalents	$41,685,776	$49,311,914
Amounts receivable	43,511	46,705
Prepaid expenses	52,414	51,474
Investments (Note 4)	291	3,977
	41,781,992	49,414,070

Non-current assets
Due from related party (Note 10)	-	5,564
Reclamation deposits (Note 5)	32,629	32,629
Amounts receivable	3,051,668	2,492,845
Exploration and evaluation assets (Note 6)	128,763,649	126,601,959
Property and equipment (Note 7)	106,248	134,429
Total Assets	$173,736,186	$178,681,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$193,365	$162,686
Due to related parties (Note 10)	81,666	81,540

Total Liabilities	275,031	244,226

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	230,664,826	230,664,826
Reserves	15,498,406	16,243,081
Accumulated other comprehensive loss	(26,519)	(25,496)
Deficit	(72,675,558)	(68,445,141)

Total Equity	173,461,155	178,437,270

Total Liabilities and Shareholders’ Equity	$173,736,186	$178,681,496

Approved on behalf of the Board:

“Gary Robertson”	Director
Gary Robertson

“Ron Tremblay”	Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Years ended March 31

	2014	2013	2012
Expenses
Consulting and management fees (Note 10)	$732,234	$679,691	$1,007,640
Depreciation (Note 7)	20,792	35,487	12,211
Directors' fees	97,500	101,000	-
Exploration (Note 6)	3,946,833	4,718,354	10,792,719
Foreign exchange loss (gain)	(157,665)	(265,329)	154,227
Listing and filing fees	95,448	82,773	309,261
Office, occupancy and miscellaneous (Note 10)	173,735	128,714	182,491
Professional fees	155,866	87,965	338,551
Salaries and benefits (Note 10)	236,828	239,799	234,249
Share-based payments (Note 9)	103,306	1,023,915	251,082
Shareholder relations and promotion (Note 10)	217,133	217,157	249,556
Travel (Note 10)	68,043	193,507	203,492

	(5,690,053)	(7,243,033)	(13,735,479)
Gain on disposal of investment (Note 4)	1,882	-	-
Interest income	609,773	473,526	610,646

Net Loss for Year	(5,078,398)	(6,769,507)	(13,124,833)

Other Comprehensive Loss
Unrealized loss on investments (Note 4)	(1,023)	(3,733)	(15,616)

Total Comprehensive Loss for Year	$(5,079,421)	$(6,773,240)	$(13,140,449)

Loss Per Share, Basic and Diluted	$(0.03)	$(0.03)	$(0.07)

Weighted Average Number of Common Shares Outstanding	199,854,423	199,810,861	194,269,099

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
Years ended March 31

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
Years ended March 31

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

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
Years ended March 31

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

Transfer of reserves on expiry of options	-	-	(847,981)	-	(847,981)	-	847,981	-
Share-based payments	-	-	103,306	-	103,306	-	-	103,306
Net loss for the year	-	-	-	-	-	-	(5,078,398)	(5,078,398)
Unrealized loss on investments	-	-	-	-	-	(1,023)	-	(1,023)
Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$-	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended March 31

	2014	2013	2012

Operating Activities
Net loss	$(5,078,398)	$(6,769,507)	$(13,124,833)
Items not involving cash:
Depreciation	33,674	36,469	20,089
Foreign exchange gain	18,108	82,257	340,678
Share-based payments	103,306	1,023,915	251,082
Gain on disposal of investment	(1,882)	-	-

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(556,569)	(484,768)	(1,509,772)
Accounts payable and accrued liabilities	30,680	(225,967)	(244,927)
Due to/from related parties	5,690	(238,179)	92,208

Cash Used in Operating Activities	(5,445,391)	(6,575,780)	(14,175,475)

Investing Activities
Recoveries (expenditures) on exploration and evaluation assets	(2,161,690)	(2,041,998)	160,000
Equipment acquisitions	(5,493)	(75,040)	(89,237)
Proceeds on disposition of investment	4,544	-	-

Cash Provided by (Used in) Investing Activities	(2,162,639)	(2,117,038)	70,763

Financing Activity
Issue of share capital for cash, net of issuance costs	-	35,000	52,646,622

Cash Provided by Financing Activity	-	35,000	52,646,622

Foreign Exchange Effect on Cash	(18,108)	(82,257)	(340,678)
Inflow (Outflow) of Cash	(7,626,138)	(8,740,075)	38,201,232
Cash and Cash Equivalents, Beginning of Year	49,311,914	58,051,989	19,850,757

Cash and Cash Equivalents, End of Year	$41,685,776	$49,311,914	$58,051,989

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

1.	NATURE AND CONTINUANCE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date.  The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

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

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting with the exception of cash flow information.  The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 20, 2014.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

2.	BASIS OF PRESENTATION (Continued) Significant accounting judgments and estimates

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

At March 31, 2014 and 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

2.	BASIS OF PRESENTATION (Continued)

(c)	Impairment assessment
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

At March 31, 2014 and 2013, there are no indications that suggest that the Company’s assets are impaired.

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

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At March 31, 2014 and 2013, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

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

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the year ended March 31, 2014.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

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

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, amounts receivable, reclamation deposits, investments, due from related party, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL. Investments are classified as available-for-sale with changes in fair value recorded through other comprehensive income. Amounts receivable, reclamation deposits and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity dates. They are initially recognized at fair value and subsequently carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of operations and comprehensive loss.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income, within equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of operations and comprehensive loss.

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

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

Other financial liabilities – Liabilities in this category are initially recognized at fair value, net of transaction costs, and are subsequently stated at amortized cost.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value hierarchy

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash, bank deposits, cashable guaranteed investment certificates (“GIC”) and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

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

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate to.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

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
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

Share-based payments

The stock option plan described in Note 8 allows the Company's directors, employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

Share-based payments are credited to the reserve for options. If the options are later exercised, their fair value is transferred from the reserve to share capital. If the options expire unexercised or are forfeited or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to deficit.

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

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

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
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted

The following new standards interpretations and amendments to existing standards have been issued by the IASB but are not effective for the year-ended March 31, 2014; all of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 mandatory adoption has been indefinitely postponed by the IASB, and has no stated effective date. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

4.	INVESTMENTS

March 31, 2014, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Great Thunder Gold Corp. *	11,632	$26,811	$(26,520)	$291

At March 31, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc. *	34,897	$26,811	$(26,114)	$697
Avino Silver & Gold Mines Ltd. **	2,200	2,662	618	3,280
		$29,473	$(25,496)	$3,977

*  During the year ended March 31, 2014, Mill Bay Ventures Inc. changed its name to Great Thunder Gold Corp. and had a one for three share consolidation.

**  During the year ended March 31, 2014, the Company sold 2,200 shares of Avino Silver & Gold Mines Ltd. for $4,544 and recognized a gain on disposition of $1,882.

5.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from September 18, 2014 to January 13, 2015 and interest rates at 0.80%. These deposits are renewed annually.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition expenditures:

Cordero Sanson

Balance, March 31, 2012	$124,559,961
Additions during the year	2,041,998
Balance, March 31, 2013	126,601,959
Additions during the year	2,161,690
Balance, March 31, 2014	$128,763,649

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the years ended March 31, 2014, 2013 and 2012:

Cardero Sanson (Note 6(c))	2014	2013	2012

Assays	$371,501	$381,036	$1,595,134
Drilling and exploration	1,930,792	1,050,438	4,260,933
Geological and management services	847,281	2,239,723	4,345,333
Machinery rental	170,356	216,471	-
Mining rights	123,574	117,148	-
Payroll and general supplies	219,031	240,365	591,319
Professional fees	126,806	111,627	-
Travel	129,472	-	-
Waste collection	28,020	64,108	-
Water well construction	-	297,438	-
Balance, March 31	$3,946,833	$4,718,354	$10,792,719

(a)	Congress claims

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

(b)	Gold Bridge claims (BRX Project)

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

(d)	Other claims include the Eagle, Ruf and Norma Sass, and Wayside as described below:

(i)	Eagle claims

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Gold Resources Inc., a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

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

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

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

7.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2012	$7,841	$30,515	$22,656	$66,315	$127,327
Additions	3,652	3,435	32,320	35,633	75,040
Balance at March 31, 2013	11,493	33,950	54,976	101,948	202,367
Additions	-	-	-	5,493	5,493
Balance at March 31, 2014	$11,493	$33,950	$54,976	$107,441	$207,860

ACCUMULATED DEPRECIATION
Balance at March 31, 2012	$3,361	$8,978	$9,177	$9,953	$31,469
Depreciation	1,498	4,546	4,499	25,926	36,469
Balance at March 31, 2013	4,859	13,524	13,676	35,879	67,938
Depreciation	1,203	3,869	3,607	24,995	33,674
Balance at March 31, 2014	$6,062	$17,393	$17,283	$60,874	$101,612

CARRYING AMOUNTS
At March 31, 2013	$6,634	$20,426	$41,300	$66,069	$134,429
At March 31, 2014	$5,431	$16,557	$37,693	$46,567	$106,248

For the year ended March 31, 2014, depreciation of $20,792 (2013 - $35,487; 2012 - $12,211) was expensed as depreciation expense and the remaining balance of $12,882 (2013 - $982; 2012 - $7,878) was expensed as exploration expenditures.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

8.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

There are no share transactions during the year ended March 31, 2014.

During the year ended March 31, 2013:

100,000 stock options were exercised for gross proceeds of $35,000.  The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserve for options to share capital.

During the year ended March 31, 2012:

On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000. The underwriters received a cash commission of 5.0% of the gross proceeds raised through the financing and common share purchase warrants equal to 5.0% of the number of common shares issued under the financing. Total share issuance costs of $3,304,614 were incurred, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 per warrant until November 19, 2012, valued at $950,766. The fair value of the broker warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.59%, dividend yield of nil, volatility of 83.82% and an expected life of 18 months.

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

4,991 common shares were granted to a former VHV shareholder.  No fair value was assigned to these common shares on the basis that the fair value of these shares is part of the $130,514,292 fair value attributed to the purchase of VHV.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

8.	SHARE CAPITAL (Continued)

Share purchase warrants

For the years ended March 31, 2014 and 2013, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2012	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, March 31, 2014 and 2013	-	-

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

For the years ended March 31, 2014 and 2013, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2012	13,965,000	$0.83
Granted	1,350,000	$1.02
Exercised	(100,000)	$0.35
Expired and forfeited	(535,000)	$1.44
Stock options outstanding, March 31, 2013	14,680,000	$0.84
Granted	4,885,000	$0.41
Expired and forfeited	(1,075,000)	$1.25
Stock options outstanding, March 31, 2014	18,490,000	$0.72

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

8.	SHARE CAPITAL (Continued)

Stock options (Continued)

A summary of stock options outstanding and exercisable as at March 31, 2014 and 2013 as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

November 15, 2013***	$0.75	-	500,000	-	500,000
November 21, 2013	$1.50	-	250,000	-	250,000
April 28, 2014	$0.25	225,000	325,000	225,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 15, 2015	$0.75	100,000	-	25,000	-
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,400,000	3,285,000	3,400,000
March 25, 2016***	$0.75	7,920,000	8,030,000	7,920,000	8,030,000
October 3, 2016	$1.50	25,000	25,000	25,000	25,000
October 3, 2016***	$0.75	200,000	200,000	200,000	200,000
November 26, 2015	$0.75	100,000	100,000	62,500	25,000
November 26, 2015	$1.00	200,000	200,000	125,000	50,000
November 26, 2015	$1.25	200,000	200,000	125,000	50,000
May 15, 2017	$1.00	750,000	750,000	750,000	562,500
June 7, 2017	$1.00	100,000	100,000	100,000	75,000
March 10, 2019	$0.40	4,785,000	-	-	-
		18,490,000	14,680,000	13,442,500	14,092,500

*** On September 21, 2012, the Company modified the exercise price of options with an expiry date of November 15, 2013, March 25, 2016 and October 3, 2016 with an original exercise price of $1.25, $1.65 and $1.50 per share, respectively, to $0.75 each.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

9.	SHARE-BASED PAYMENTS

During the year ended March 31, 2014, the Company granted 4,885,000 stock options exercisable ranging from $0.40 to $0.75 and ranging from two to five years to directors, officers, employees and consultants of the Company.

During the year ended March 31, 2013, the Company granted 1,350,000 stock options exercisable ranging from $0.75 to $1.25 and ranging from three to five years to directors, officers, employees and consultants of the Company.

The Company recorded share-based payments of $103,306 (2013 - $1,023,915; 2012 - $251,082) on options issued, which vested during the year.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes option pricing model with following weighted average assumptions:

	2014	2013	2012
Weighted average assumptions:
Fair value of options at grant date	$0.84	$0.26	$0.54
Risk-free interest rate	1.62%	1.34%	1.02%
Expected dividend yield	-	-	-
Expected option life (years)	4.94	4.26	3.00
Expected share price volatility	87.94%	103.57%	91.25%

10.	RELATED PARTY TRANSACTIONS

During the year ended March 31, 2014, $372,154 (2013 - $410,512) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

10.	RELATED PARTY TRANSACTIONS (Continued)

Due from related party consists of the following:

	March 31, 2014	March 31, 2013

ABC Drilling (i)	$-	$5,564

Due to related parties consists of the following:

	March 31, 2014	March 31, 2013

Chevillion Exploration. (ii)	$3,579	$3,480
Coral Gold Resources Ltd. (iii)	43,582	33,347
Oniva (i)	33,718	44,713
Great Thunder Gold Corp. (iii)	787	-
	$81,666	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillion Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received. Amounts owing to related parties are without interest or stated terms of repayment.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013

Salaries and benefits	$98,308	$83,243
Consulting and management fees*	680,000	679,805
Share-based payments	39,616	656,731
	$817,924	$1,419,779

* Includes amounts paid to the CEO and COO of the Company, recorded in consulting and management fees, and exploration expense, respectively.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

11.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	March 31, 2014	March 31, 2013
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	106,248	134,429
Total Canada	138,877	167,058

Mexico
Exploration and evaluation assets	128,763,649	126,601,959
	$128,902,526	$126,769,017

12.	COMMITMENTS

The Company has entered into consulting agreements that have expiry dates between May 2015 and April 2019.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2014	March 31, 2013
Not later than one year	$483,662	$494,647
Later than one year and no later than five years	1,920,000	15,868
	$2,403,662	$510,515

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

13.	INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26.0% (2013 - 25.0%; 2012 - 26.13%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2014	2013	2012
Expected income tax recovery	$1,320,383	$1,692,377	$	$ 3,429,520
Non-deductible expenses and other	(26,937)	(513,366)		(53,906)
Changes in timing differences	219,118	498,988		440,840
Share-based payments	-	255,979		(65,608)
Adjustments due to effective tax rate attributable to income taxes in other countries	(1,669)	657,676		284,133
Changes in income tax rates	699,235	(201,150)		(220,677)
Change in foreign exchange on tax assets and liabilities	(142,087)	516,001		-
Changes in unrecognized benefits	(2,068,043)	(2,906,505)		(3,814,302)
Income tax recovery (expense)	$-	$-		$-

As at March 31, 2014 and 2013, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2014	2013
Non-capital loss carry-forwards	$53,697,171	$47,399,439
Exploration and evaluation assets	12,747,450	12,747,452
Share issue costs	681,069	1,916,288
Other	4,124,588	7,487,184
Unrecognized deductible temporary differences	$71,250,278	$69,550,363

At March 31, 2014, the Company had, non-capital losses aggregating approximately $54,000,000; $11,426,848 relates to losses in Canada and the remaining amount relates to losses incurred in Mexico. The Mexican non-capital losses are available for 10 years.  For Canada, these losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2015	$166,002
2016	452,235
2027	765,655
2028	642,413
2029	600,681
2030	1,790,866
2031	1,645,615
2032	2,576,937
2033	1,884,784
2034	901,660
$11,426,848

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

14.	FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  Cash equivalents are comprised of cashable GICs and corporate bonds with a maturity of three months or less and interest rates that range from 1.35% to 1.87%. Investment securities are accounted for at fair value based on quoted market prices. Amounts due from related parties are classified as loans and receivables and amounts due to related parties are classified as other liabilities.  The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate market rates of interest, due from related parties and due to related parties approximate their fair value as they are due on demand.

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

	March 31, 2014	March 31, 2013
Cash and cash equivalents held at major financial institutions
Canada	$41,644,257	$49,253,522
Mexico	41,519	58,392
	41,685,776	49,311,914
Reclamation deposits held at a major financial institution
Canada	32,629	32,629
Total	$41,718,405	$49,344,543

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2014 in the amount of $41,685,776 (2013 - $49,311,914) in order to meet short-term business requirements. At March 31, 2014, the Company had current liabilities of $275,031 (2013 - $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

14.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk

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

(ii)
To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2014 and 2013.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

14.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (Continued)

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

	March 31, 2014		March 31, 2013
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$443,193	$201,872	$661,140	$4,980,789
Accounts payable and accrued liabilities	(20,862,833)	-	(2,653,360)	-
Amounts due to related parties	-	(39,423)	-	(13,778)
Net exposure	$(20,419,640)	$162,449	$(1,992,220)	$4,967,011
Canadian dollar equivalent	$(1,728,523)	$179,555	$(163,900)	$5,044,497

Based on the net US dollar denominated asset and liability exposures as at March 31, 2014, a 6% (2013 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s losses by approximately $11,000 (2013 - $302,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2014, an 8% (2013 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s losses by approximately $138,000 (2013 - $13,000).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

15.	FINANCIAL INSTRUMENTS (Continued)

(d)	Other price risk

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

(e)	Classification of financial instruments

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2014.

	Level 1	Level 2	Level 3
Investments	$291	$-	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2013.

	Level 1	Level 2	Level 3
Investments	$3,977	$-	$-

16.	CAPITAL MANAGEMENT

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

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2014. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

17.	SUBSEQUENT EVENTS

Subsequent to March 31, 2014, the Company entered into a private placement of a convertible senior secured debenture (the “Debenture”) with an arm’s length company (the “Borrower”).  The principal amount is $1,000,000 and bears interest of 10% per annum with a maturity date of March 31, 2016.  The Debenture will be convertible at the Company’s option into common shares at any time up to, but no later than, the maturity date.  $850,000 has been advanced to the Borrower.

Subsequent to March 31, 2014, the Company recovered MXN $342,049 (approximately CDN $28,000) in value added taxes from the Mexican government.  The Company is in the process of filing the remaining monthly value added taxes returns.

Subsequent to March 31, 2014, 225,000 stock options with an exercise price of $0.25, and 100,000 stock options with an exercise price of $0.75, expired unexercised.

Subsequent to March 31, 2014, the Company commenced trading on the OTCQX marketplace in the United States under the ticker LVNVF.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

Dated: June 26, 2014	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)