Form 20-F/A
period 2014-03-31
LEVON RESOURCES LTD.
filed 2014-07-01
CIK 764195

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

The Registrant hereby files this amendment to its Annual Report on Form 20-F to correct inadvertent errors made its disclosure of claim holdings at it Cordero Project to reflect an acquisition of claims which occurred during the fiscal year.  Other than the corrections to the claim data and deletion of a risk factor related thereto, no other changes or amendments have been made to the Annual Report as originally filed.

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

The total area of the Levon claim holdings at its Cordero Project is approximately 19,900.1372 hectares. The table below lists Levon’s Cordero Project claims and agreement obligations

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

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Management’s Responsibility for Financial Reporting	99
Reports of Independent Registered Public Accounting Firm	100-101
Consolidated Statements of Financial Position	102
Consolidated Statements of Operations and Comprehensive Loss	103
Consolidated Statements of Changes In Shareholders’ Equity	104-106
Consolidated Statements of Cash Flow	107
Notes to Consolidated Financial Statements	108-132

Item 19. Exhibits

Exhibit Number	Name
1.1	Notice of Articles of Levon Resources Ltd. **
1.2	Articles of Levon Resources Ltd. *
8.1	List of Subsidiaries ***
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
______________.
* Previously filed as an exhibit to the Registrant’s annual report on Form 20-F as filed on November 4, 2005.
** Previously filed as an exhibit to the Registrant’s annual report on Form 20-F as filed on July 5, 2012.
*** Previously filed as an exhibit to the Registrant’s annual report on Form 20-F as filed on June 30, 2014.

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

LEVON RESOURCES LTD.

Dated: June 30, 2014	By:	/s/ Ron Tremblay
Ron Tremblay, Chief Executive Officer
(Principal Executive Officer)