Form 20-F
period 2015-03-31
LEVON RESOURCES LTD.
filed 2015-06-25
CIK 764195

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended March 31, 2015

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

Suite 500, 666 Burrard StreetVancouver, British Columbia V6C 2X8, Canada

(Address of principal executive offices)

Ron Tremblay

Suite 500, 666 Burrard Street

Vancouver, British Columbia V6C 2X8, Canada

Tel: 778-379 0040

Email: rontremblay@levon.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 231,564,423 common shares as at March 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the reverse takeover transaction with SciVac Ltd. (“SciVac”) and the related change in management of the Company and business focus;
•	risks related to the uncertainty regarding our ability to continue as a going concern;
•	risks related to our history of losses and our need to raise additional capital to continue our operations and to mine our properties;
•	risks related to our lack of history of producing metals from our mineral properties;
•	risks related to increased costs affecting our financial condition;
•	risks related to shortages of equipment and supplies;
•	risks related to mining and resource exploration being an inherently dangerous activity;

•	risks related to resource estimates;
•	risks related to material changes in resource estimates;
•	risks related to the mining industry being highly speculative and involving substantial risks;
•	risks related to our properties being in the exploration stage;
•	risks related to fluctuations in the market prices of commodities, including gold;
•	risks related obtaining necessary permits and licenses;
•	risks related to our activities being subject to governmental, environmental and other regulations;
•	risks related to pending and potential future regulations regarding climate change;
•	risks related to land reclamation costs;
•	risks related to our activities being subject to potential political and economic instability and unexpected regulatory change;
•	risks related to uncertainty regarding claims of title and right of aboriginal people;
•	risks related to our lack of ownership or interest to a mining claim in the central area of our Cordero project;
•	risks related to our lack of insurance coverage for certain activities;
•	risks related to potential litigation;
•	risks related to our acquisition activities;
•	risks related to competition in the mining industry;
•	risks related to potential conflicts of interest of our management;
•	risks related to our dependence on our management;
•	risks related to managing growth;
•	risks related to foreign currency fluctuations;
•	risks related to differences in US and Canadian reporting practices for mineral reserve and resource estimates;
•	risks related to potential joint ventures and partnerships;
•	risks related to evolving corporate governance and public disclosure standards;
•	risks related to our not having paid dividends to date;
•	risks related to our stock price and volume being volatile; and
•	risks related to our being a foreign private issuer.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below and the risks and uncertainties related to the business of SciVac described under the heading "Risk Factors" in Appendix F to the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Optionholders of Levon on June 3, 2015 (the “Information Circular”) as previously furnished to the SEC as Exhibit 99.2 to our Form 6-K on May 12, 2015 and available on www.sec.gov and www.sedar.com. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should consult the Company’s quarterly and annual filings with Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”) for additional information on risks and uncertainties relating to forward-looking statements. We do not assume responsibility for the accuracy and completeness of these statements.

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

Explanatory Note Regarding Presentation of Financial Information

The annual audited consolidated financial statements for the years ended March 31, 2015, 2014 and 2013 contained in this Annual Report on Form 20-F are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

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

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction‟ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

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

Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

Proven mineral reserve

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data and the information of the Company in the following table as at March 31, 2015, 2014, and 2013 and for the years then ended was derived from the audited consolidated financial statements of the Company presented in this Annual Report on Form 20-F, audited by Smythe Ratcliffe, LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this Annual Report on Form 20-F. The selected financial data and the information of the Company in the following table as at March 31, 2012 and 2011 and for the years then ended was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

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

In this Annual Report all dollars are expressed in Canadian dollars unless otherwise stated.

	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Total Revenues	$-	$-	$-	$-	$-
Loss before other items	(5,842,837)	(5,847,718 (1)	(7,508,398 (1)	(13,581,252 (1)	(24,623,095 (1)
Net loss for the Year	(83,577,981)	(5,078,398)	(6,769,507)	(13,124,833)	(24,642,655)
Net Comprehensive Loss for the Year	(79,228,018)	(5,079,421)	(6,773,240)	(13,140,449)	(24,642,655)
Loss per Share, Basic and Diluted	(0.39)	(0.03)	(0.03)	(0.07)	(0.31)
Total Assets	102,972,801	173,736,186	178,681,496	184,859,967	145,255,935
Total Liabilities	350,595	275,031	244,226	708,372	861,595
Working Capital	49,758,641	41,506,961	49,169,844	58,048,017	19,608,972
Share Capital	237,731,054	230,664,826	230,664,826	230,608,666	169,689,837
Total Equity	102,622,206	173,461,155	178,437,270	184,151,595	144,394,340
Weighted Average Number of Common Shares Outstanding	213,838,998	199,854,423	199,810,861	194,269,099	78,689,400

________________

(1) Restated to exclude foreign exchange gains or losses to conform with presentation for year ended March 31, 2015.

Critical Accounting Estimates and Policies

See “Item 5. Operating and Financial Review and Prospects” for a summary of the critical accounting estimates and policies in relation to the preparation and presentation of the financial data and information presented in the above table.

Exchange Rates

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“Cdn$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the fiscal years of March 31, 2011 to 2015 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months December 2014 to May 2015.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of one United States Dollar equal to Canadian dollars.

Year Ended March 31,	Average	Period End	High	Low

2011	$1.0163	$0.9718	$1.0778	$0.9686
2012	$0.9930	$0.9991	$1.0604	$0.9449
2013	$1.0013	$1.0156	$1.0418	$0.9710
2014	$1.0533	$1.1053	$1.1251	$1.0023
2015	$1.1387	$1.2683	$1.2803	$1.0634

The following table sets forth the high and low exchange rate for the past six months based on the noon buying rate. As of June 18, 2015, the exchange rate was CDN$1.3922 for each US$1.

Month	High	Low
Dec 2014	$1.1643	$1.1344
Jan 2015	$1.2717	$1.1728
Feb 2015	$1.2635	$1.2403
Mar 2015	$1.2803	$1.2440
Apr 2015	$1.2612	$1.1954
May 2015	$1.2485	$1.1951

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

On or about June 30, 2015, it is currently anticipated the Company will complete the Arrangement with Sci Vac Ltd. (“SciVac”) as described in “Item 4. Information on the Company – B. Business Overview, Significant Acquisitions and Significant Dispositions”, which will significantly alter the focus of the Company. Pursuant to the SciVac Arrangement, upon completion existing Levon shareholders will both retain a 31.6% shareholding in Levon as well as acquire 100% ownership of Spinco.

Pursuant to the SciVac Arrangement Levon will acquire the operations of SciVac and Spinco will retain the mining operations of Levon. Upon completion of the Arrangement the current directors and senior management of the Company will resign their positions in Levon. Therefore, in addition to the other information presented in this Annual Report and the risk factors below relating to Levon’s current operations and the SciVac Arrangement, in evaluating the business of Levon, the reader should also consider carefully other information relating to SciVac set out in the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Option holders of Levon on June 3, 2015 (the “Information Circular”) as previously furnished to the SEC as Exhibit 99.2 to our Form 6-K on May 12, 2015 and available on www.sec.gov and www.sedar.com, including the SciVac risk factors set out in “Risk factors” in Appendix F which “Risk Factors” are hereby incorporated by reference.

This Annual Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Risk Related to Our Current Operations

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

We have not been profitable since our inception. For the fiscal year ended March 31, 2015, we had a net loss of $83,577,981 and an accumulated deficit on March 31, 2015 of $156,062,817. We have not generated revenues from operations and do not expect to generate revenues from operations until one or more of our properties are placed in production. All of our properties are in the exploration stage, which means that we have no known mineral reserves on our properties. We currently do not have sufficient funds to fully complete exploration and development work on any of our properties, which means that we will be required to raise additional capital, enter into joint venture relationships or find alternative means to finance placing one or more of our properties into commercial production, if warranted. If the Company fails to raise additional funds it will curtail its activities and may risk being able to maintain its interests in its mineral properties.

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

The volatility in gold and silver prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the average annual market prices in U.S. dollars per ounce of gold and silver, based on the daily London P.M. fix, as shown in the table below:

Mineral	2014	2013	2012	2011	2010
Gold	$1,266.40	$1,411.23	$1,668.98	$1,571.52	$1,224.53
Silver	$19.08	$23.79	$31.15	$35.12	$20.19

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

In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like us, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. During the 2015 fiscal year, our common share fluctuated on the TSX between a low of $0.20 and a high of $0.495. Subsequent to the 2015 fiscal year, our common share price has fluctuated between a low of $0.42 and a high of $0.57. Significant fluctuations in our common share price are likely to continue, and could potentially increase in the future.

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

We believe that we may be a "passive foreign investment company" for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

 We generally will be designated as a "passive foreign investment company" under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if, for a tax year, (a) 75% or more of our gross income for such year is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. United States shareholders should be aware that we believe we were classified as a PFIC during its tax year ended March 31, 2015, and may be a PFIC for future taxable years. If we are a PFIC for any taxable year during which a United States person holds our securities, it may result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, re-characterization of gain from the sale of our securities as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on our common shares. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below. Each United States shareholder should consult its own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares, including the application of the PFIC rules.

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

Risks Associated with the SciVac Arrangement

The risks associated with the SciVac Arrangement include, without limitation:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect on Levon.

Each of Levon and SciVac has the right to terminate the SciVac arrangement agreement (the “Arrangement Agreement”) in certain circumstances. Accordingly, there is no certainty, nor can Levon provide any assurance, that the Arrangement Agreement will not be terminated by either Levon or SciVac before the completion of the SciVac Arrangement. For example, SciVac has the right, in certain circumstances, to terminate the Arrangement Agreement if any change, effect, event, circumstance or fact occurs that constitutes a Material Adverse Effect (as defined in the Arrangement Agreement) in respect of Levon and its subsidiaries. Although a Material Adverse Effect excludes certain events that are beyond the control of Levon (such as general political, economic or financial conditions or the state of securities and commodities market which do not have a materially disproportionate effect on Levon), there is no assurance that a Material Adverse Effect on Levon will not occur before the completion of the SciVac Arrangement, in which case SciVac could elect to terminate the Arrangement Agreement and the SciVac Arrangement would not proceed.

There can be no certainty that all conditions precedent to the SciVac Arrangement will be satisfied.

The completion of the SciVac Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Levon. There can be no certainty, nor can Levon provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Levon will incur costs and may have to pay a termination fee.

Certain costs related to the SciVac Arrangement, such as legal and financial advisor fees, must be paid by Levon even if the SciVac Arrangement is not completed. In addition, if the SciVac Arrangement is not completed, Levon may be required to pay SciVac a termination fee of US$1,000,000 under certain circumstances.

Levon's directors and executive officers may have interests in the SciVac Arrangement that are different from those of the Levon security holders.

Levon security holders should be aware that certain members of the Levon Board and management have agreements or arrangements that provide them with interests in the SciVac Arrangement that differ from, or are in addition to, those of Levon shareholders generally.

The market price for Levon Shares may decline if the SciVac Arrangement is not completed.

If the SciVac Arrangement is not completed, the market price of the Levon shares may decline to the extent that the current market price reflects a market assumption that the SciVac Arrangement will not be completed. If the Arrangement is not completed and the Levon Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the SciVAC Arrangement. Levon will also remain obligated to pay certain costs.

The issue of New Levon Shares under the SciVac Arrangement and their subsequent sale may cause the market price of New Levon Shares to decline.

As of the date of this Annual Report on Form 20-F, 231,564,423 Levon shares were outstanding and an aggregate of 21,597,500 Levon shares were subject to outstanding Levon options. Up to 801,145,325 New Levon Shares may be issued or issuable in connection with the SciVac Arrangement. The issue of these New Levon Shares and their sale and the sale of additional New Levon Shares that may become eligible for sale in the public market from time to time could depress the market price for Levon Shares.

There is currently no market for the Spinco Shares.

There is currently no market through which the Spinco Shares may be sold and Levon security holders may not be able to resell the Spinco Shares acquired under the SciVAc Arrangement. This may affect the price of the Spinco Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Spinco Shares. Application has been made for the listing of the Spinco Shares on the TSX. Any listing will be subject to meeting the initial listing requirements of the TSX. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on the TSX or any other stock exchange. It is not a condition of the SciVac Arrangement that the TSX has conditionally approved the listing of the Spinco Shares.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia, Canada on April 9, 1965 under the name Alice Arm Mining Ltd. On January 13, 1975 we changed the name from Alice Arm Mining Ltd. to New Congress Resources, and on January 12, 1983 adopted the name Levon Resources Ltd. The principal executive office of the Company is located at Suite 500, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8 and its phone number is 778 379 0040.

The Company is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties. In recent years, the Company’s principal business activities have been the exploration of mineral properties located in Mexico.

In addition, the Company has claims in British Columbia, Canada and Nevada, U.S. The Company has completed exploration on these properties but has focused its attention in Mexico in recent years. The British Columbia properties consist of interest in three mineral properties including the Congress, Goldbridge (also known as the “BRX claims”) and Wayside claims. The Nevada properties include interest in three mineral properties, the Eagle Claims, the Norma Sass and the Ruf Claims.

On March 20, 2015, the Company announced that it had entered into an arrangement agreement pursuant to which it would acquire by way of a court-approved plan of arrangement 100% of outstanding ordinary shares of SciVac Ltd. (“SciVac”), a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a next generation hepatitis B vaccine. The transaction is currently expected to closed on or about June 30, 2015. See “Item 4. Information on the Company – B. Business Overview, Significant Acquisitions and Significant Dispositions” for further details.

The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LVN”, and the Frankfurt Stock Exchange under the symbol “L09” and are quoted for trading in the United States on the OTCQX under the symbol “LVNVF”.

B. Business Overview

Operations and Principal Activities

Levon is a Canadian-based “exploration stage company” focusing on silver and gold exploration. The Company’s most recent activities have been conducted on the Cordero-Sanson Property (“Cordero” or “the Cordero Project”) located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims were comprised of claims wholly-owned by Valley High Ventures Ltd. (“Valley High”) by agreement with small local mining companies, and certain other claims that were staked by the Company. In February 2009, the Company signed a Letter of Intent with Valley High, whereby Levon would earn a 51% interest in Valley High’s wholly owned Cordero-Sanson Property. On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement transferring to the Company 100% ownership in the Cordero Project. Cordero is the principal asset of the Company.

In prior years, the Company conducted exploration on the wholly owned Congress Property located in the Lillooet Mining Division of British Columbia, Canada, where we also hold an interest in two other mineral properties, more particularly the Goldbridge (also known as the BRX) claims and the Wayside claims.

The Company also holds certain interests in three mineral properties located in the Bullion Mining District, Lander County, Nevada, USA, known as the Ruf and Norma Sass claims and the Eagle claims.

The Company is an "exploration stage company", as all of its properties are currently in the exploratory stage. The Company has not yet determined whether its mineral properties contain ore reserves that are economically and legally recoverable. There is no assurance that a commercially viable mineral deposit exists on any of its properties. In order to determine if a commercially viable mineral deposit exists further geological and engineering work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

Significant Acquisitions and Significant Dispositions

Cordero Project

On March 25, 2011, the Company acquired all of the shares of Valley High pursuant to a court-approved plan of arrangement (the “Valley High Arrangement”). Prior to the Valley High Arrangement, Valley High was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Valley High Arrangement, Valley High owned 49% of the Cordero Project and the Company held the remaining 51% interest.

Under the terms of the Valley High Arrangement, each former Valley High shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of Valley High were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each Valley High share that would previously have been issued, the warrant holder will receive one common share of the Company, and instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share. As consideration for the acquisition, a total of 73,322,636 common shares were issued to Valley High shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of Valley High on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model. This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to exploration and evaluation assets.

On August 15, 2013, the Company closed its purchase of a 100% interest in the Aida mining claim, a mining claims located in a central part of the Company’s Cordero Project claim block. The acquisition of the Aida claim consolidated Levon's 100% ownership of all mining claims in the Cordero mining district.

SciVac Arrangement Agreement

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the "SciVac Arrangement"). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a next generation hepatitis B vaccine. Prior to the completion of the SciVac Arrangement, SciVac is a privately owned company, of which approximately 45% of the shares were owned by OPKO Health, Inc. (NYSE: OPK).

Pursuant to the SciVac Arrangement, shareholders of the Company will receive one new common share of the Company (each a "New Levon Share") and 0.5 of a common share (each, a "Spinco Share") of 1027949 BC Ltd., a newly formed exploration company ("Spinco") in exchange for each common share of the Company (each a "Levon Share") held by them. If and when the SciVac Arrangement closes, shareholders of the Company will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac shares holding the remaining 68.4% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, the Company will retain $27 million in cash. All other assets and liabilities of Levon will be transferred to or will be assumed by Spinco.

At the closing of the SciVac Arrangement, the Company expects that in addition to holding all of the Company’s mineral properties, including the flagship Cordero Project, Spinco would have approximately $22.2 million in working capital, including approximately $5.0 million in cash, as well as 1,954,366 shares of Pershing Gold Corporation (post-reverse stock split effected on June 18, 2015 at 1-for-18) with a then current estimated value of $14.5 million. Spinco would also hold a $2.7 million Mexican value added tax receivable that the Company expects will be recovered. The total of $22.2 million represents approximately 45% of the Company's working capital as at March 31, 2015.

At a special meeting of shareholders of the Company held on June 3, 2015, shareholders voted in favour of the SciVac Arrangement and the transaction is currently expected to complete on or about June 30, 2015. Court approval of the SciVac Arrangement was received on June 4, 2015 and completion is pending receipt of the final approval of the TSX.

Further information on the SciVac Arrangement, SciVac, New Levon and Spinco are set out in the Company’s Information Circular as previously furnished to the SEC as Exhibit 99.2 to our Form 6-K on May 12, 2015 and available on www.sec.gov and www.sedar.com. The information set forth under the heading “The Arrangement” beginning on page 27 and ending on page 56 of the Information Circular and the information set forth in Appendices A, B, F, G and H are incorporated herein by reference.

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

In addition, on February 18, 2015, the Company incorporated 1027949 B.C. Ltd. ("Spinco") pursuant to the British Columbia Business Corporations Act. Spinco's sole business focus has been to (i) acquire and operate the Levon Mineral Properties and (ii) make application with a view to obtaining a listing for the Spinco shares on the TSX. To that end, Spinco entered into the SciVac Arrangement Agreement with Levon, its sole shareholder, and SciVac on March 20, 2015. On or about June 30, 2015, it is currently expected the SciVac Arrangement will complete and Spinco will acquire all of the assets and liabilities of the Company with the exception of $27 million in cash retained by the Company.

D. Property, Plants and Equipment

Presently, the Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage. In order to determine if a commercially and legally viable mineral deposit exists in any of the Company’s properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

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

Qualified Person

Vic Chevillon, MA, CPG, AIPG Registered Member #1154, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in NI 43-101 of the Canadian Securities Administrators and has reviewed and approved the scientific and technical disclosure contained in this Annual Report on Form 20-F.

Cordero Project, Chihuahua State, Mexico

The information in this Annual Report on 20-F with respect to the Cordero Project is extracted from the technical report dated October 15, 2014 pertaining to the Cordero Project (the "Cordero Report") that was commissioned by and prepared for Levon by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, in compliance with NI 43-101. Mr. Welhener is a "Qualified Person" and considered "independent" as both those terms are defined in NI 43-101. A copy of the Cordero Report is available under Levon's corporate profile on SEDAR at www.sedar.com.

Project Description and Location

The Cordero Project is located in the State of Chihuahua in North Central Mexico approximately 180 km south of the city of Chihuahua, and approximately 35 km northeast of the mining town of Hidalgo Del Parral.

The current land use is ranching and some agriculture with corn and sorghum being the principal crops. Shaft entry underground operations mining of narrow (1 m), high grade veins to the water table (50-80 m depths) existed in the district until 2013 when the artisan mining was discontinued due to the transfer of claim ownership to Levon.

Mineral Rights

The Cordero Project consists of approximately 37,000 hectares of contiguous mining claims covering the entire Cordero district and is wholly-owned by Minera Titan, which is a Mexico company wholly-owned by Levon. The claims were mostly acquired by staking (concesionas mineras).

In early 2013, Minera Titan exercised two options to purchase agreements for two claim groups covering most historical mine workings and the Cordero mineral resource. Retained royalties on the two options are summarized in the table below.

In July 2013, Minera Titan purchased the 15.8 hectare Aida claim located in the central part of the existing Cordero mineral resource (June 2012 Mineral Resource Update Technical Report, IMC (as hereinafter defined)) for a cash payment with no underlying royalties. The Aida claim purchase consolidated 100% Minera Titan ownership of all the Cordero project claims covering the resource discovery area and the entire district.

The following table lists the Cordero Project claims owned in 2013 and the related agreement obligations:

Claim Name (Lot)	Title Number	Area (hectares)	Ownership	Main Obligations		Additional Notes
				Mining Taxes	Assessment Filing
Sansón	230434	7510.8325	Minera Titán 100%	Paid to January 2015	Complete to May 2015	Applications were done by Minera Titan directly.
Sansón I	231280	950.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Sansón II	231281	400.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Sansón fracción 1	228104	0.0763	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Sansón fracción 2	228105	0.0906	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Titán	235089	1,700.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Titán I	235090	8,150.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Titán II	241084	100.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
La Perla	240461	400.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
San Pedro	215161	1.9422	Minera Titán 100%	Paid to January 2015	Complete to May 2015	San Pedro purchased (100%) from Minera Cordilleras in 2010. Underlying 2 % NSR (only under this lot). Minera Titan has first right of refusal. Assignment agreement is legally registered.
Unif. Cordero	171994	218.8683	Minera Titán 100%	Paid to January 2015	Complete to May 2015

On February 21, 2013, option was exercised with Jandrina, S. de R. L., Mi. Assignment agreement has been registered. Minera Titan has right to purchase up to 1% at a rate of US$500,000 per each 0.5%. Minera Titan retains first right of refusal on remaining NSR. Assignment agreement is legally registered.

Argentina	179438	3.9140	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Catas de Plateros	177836	2.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Sergio	214655	9.8172	Minera Titán 100%	Paid to January 2015	Complete to May 2015
El Santo Job	213841	155.5708	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Todos Santos	238776	2.5040	Minera Titán 100%	Paid to January 2015	Complete to May 2015
Josefina	172145	6.0750	Minera Titán 100%	Paid to January 2015	Complete to May 2015	On February 21, 2013, option was exercised with Mr. Eloy Herrera. Underlying 1% NSR. Titan retains first right of refusal on remaining NSR. Assignment agreement is legally registered.
Berta	182264	16.5338	Minera Titán 100%	Paid to January 2015	Complete to May 2015
La Unidad dos	212981	175.7555	Minera Titán 100%	Paid to January 2015	Complete to May 2015
La Unidad	178498	78.2960	Minera Titán 100%	Paid to January 2015	Complete to May 2015
San Octavio	165481	2.0000	Minera Titán 100%	Paid to January 2015	Complete to May 2015	San Octavio was acquired on May 2, 2012 from Fernando Rascon. Not underlying NSR or other obligations. Assignment agreement is legally registered.
Aida	189299	15.8610	Minera Titán 100%	Paid to January 2015	Complete to May 2015

The Aida claim was acquired on July 2, 2013 after five year of negotiation with ten heirs of it. The price agreed two millions of dollars. Not underlying NSR or other obligations. Assignment agreement is legally registered.

TOTAL		19,900.1372

In 2014, Minera Titan staked an additional 17,000 hectares to the west and south of the past 20,000 hectare claim position in order to cover altered and mineralized rocks and the prospective strike extensions of Cordero mineralized belts. The newly staked Minera Titan claims cover ground previously withdrawn from mineral entry by a Mexico Federal Government natural gas claim. Recently the Federal Government reopened portions of the natural gas claim for mineral entry which facilitated Minera Titan staking, which brings the total project claim position to 37,000 hectares.

The claims are contiguous, cover the entire Cordero district and are 100% owned by Levon through Minera Titan. Two small third party claims are the only inlying claims not held by Levon and they are located on the perimeter of the Perla Felsic Dome target 5 km to the south of the resource.

The following table lists the five new claims staked by Minera Titan:

New Continuous Mining Claim Applications
Claim	Status	Area (hectares)	Owner	Pending	Comments
Ostra	In process	3,799.7726	Minera Titán 100%	Not applied until titles have been granted	The applications were submitted on June 25, 2014. The survey works of each application have be submitted on September 12, 2014. The applications are in process according Mining Law.
Volcán	In process	3,755.900	Minera Titán 100%
Oeste	In process	3,694.7510	Minera Titán 100%
Signos	In process	5,919.3928	Minera Titán 100%

If and when the SciVac Arrangement completes, Spinco will own a 100% interest in the Cordero Project through its acquired ownership of Minera Titan.

Surface Exploration Rights

Surface exploration rights for the Cordero Project claims that cover the principle exploration areas are maintained by separate signed agreements between Minera Titan, five private ranches, and the San Juan Ejido. The agreements are transferable. The agreement payment schedules are summarized in the following table and are being renegotiated to adjust to the current market. The agreements include rentals on core storage and field office facilities on the site.

Agreement/ Owner	Company in the Agreement	Sign Date	Expiration Date	Payments	Note
Rancho San Luis/Jorge Luis Valles Maldonado	Minera Titán, S.A. de C.V.	November 1, 2011	November 1, 2015	US$1,500 monthly	US$1,500/mo. When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$200.00
Ejido Rancho Cordero/José Antonio Rivas Ibarra	Coro Minera de México, S.A. de C.V. /Minera Titán, S.A. de C.V	October 25, 2010	December, 2014	MXN$5,613.34 monthly, payable bi-monthly (amount update)	MXN$5,613.34 monthly, payable bi-monthly. When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$200.00
Rancho San Julián/Jose Alberto Rico Urbina	Minera Titán, S.A. de C.V.	Renewal on January 2, 2014	The time required to carry out mining exploration work	US$31,192.27 annual. 12 monthly payments of US$ 2,598.27	12 monthly payments of US$2,598.27 When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$200.00
"La Perla"/Arturo Alvídrez Grado	Minera Titán, S.A. de C.V.	September 1, 2011	The time required to carry out mining exploration work	US$ 250 (per month payable bimonthly)

The agreement is on hold and no monthly fees are currently being paid.

US$250 (per month payable bimonthly) When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$200.00

"La Perla"/Jesús Francisco Alvídrez Grado	Minera Titán, S.A. de C.V.	September 1, 2011	The time required to carry out mining exploration work	US$500 (per month payable bimonthly)

The agreement is on hold and no monthly fees are currently being paid.

US$500 (per month payable bimonthly) When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$200.00. There is an agreement of water supply (US$250 per day) and backhoe rental (US$400 for each hour of effective work and US$300 for each eight-hour wait) derived from this agreement executed on May 2, 2012. Validity: The time required to carry out mining exploration work.

Fernando Rascón. (Rancho San Juan)	Minera Titán, S.A. de C.V.	April 24, 2012	The time required to carry out mining exploration work	(No payment for access)

(No payment for access) This is a letter in which Mr. Fernando Rascón Chávez (co-owner) authorizes Minera Titán to enter to "Rancho San Juan" When drilling, Titan will pay US$100.00 for each drill hole. In the case that roads are required, the cost will be US$ 200.00

Fernando Rascón (Lease of the core storage and field office)	Minera Titán, S.A. de C.V.	October 1, 2014	September 30, 2015	MXN$19,500.00 monthly.	MXN$19,500.00 monthly Core storage and field office facilities renewal. The rent price shall adjust according consumer index prices.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cordero Project area is located in the southern part of the state of Chihuahua in northern Mexico and is easily accessible by State Highway 24 from Chihuahua or Hidalgo Del Parral. The main project access is by the eastern secondary ranch road located one hundred meters north of the State Highway kilometer marker 150. The access road is currently maintained by Levon and leads 10 km to the Levon field office and core shed near the center of the Cordero Project.

If and when the SciVac Arrangement completes, Spinco will retain the Levon field office for its operations.

Topography, Climate and Physiography

The Cordero and Perla topography is gently rolling ranch land with elevations that range from 1,500 to 1,700 m and average 1,600 m.

The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20cm which mostly falls in the months of July, August and September. Average temperature ranges between 1°C to 21°C in January and 18°C to 35°C in June. Work within the project area can be carried out year round with only occasional four wheel drive vehicles required for access during wet periods of the summer rainy season.

Vegetation

The dominant vegetation consists of xerophytes scrub, with sparse grassland. Cattle ranching is the dominant industry of the region with local areas of corn and sorghum production.

Accessibility

Chihuahua is the nearest metropolitan city which is 3 hours north on Highway 25, and has the closest international airport. Torreon is a city 5 hours southeast and also has an international airport as well as smelting facilities. A well maintained, private airport with a 9,000 ft paved landing strip suitable for jet traffic is located 25 km south of Cordero at Allende along the Parral Jimenez highway.

Local Resources and Infrastructure

Hidalgo Del Parral is the nearest town and logistical center. Parral is one of Mexico's oldest mining towns with a population of 120,000. Parral is a source of both skilled and semiskilled labor force that are mine oriented for exploration and for mining purposes. Additionally, the nearby mining centers of Santa Barbara and San Francisco del Oro provide another source of labor.

Until 2013 small scale artisanal underground mining with contract miners were working for owners of the Herrara and Jandrina optioned claims under the Minera Titan option agreements. The artisan scale mines are centered on high grade silver veins about the Cordero felsic volcanic dome in the central resource part of the property. Mining ceased once Levon exercised the options to purchase the claims in 2013.

Water is available from wells and abandoned mine shafts within the project area that pierce the water table from depths of 50 m to 80 m. Currently, Levon uses these sources for drill water.

A two-tower electric transmission line crosses the southern part of the Cordero Project property and is within 6 km of the Cordero resource. The power is sourced from the Mexico power grid and is the main trunk line for Parral. A second power line along State Highway 24, 10 km to the east of the property, was constructed by the State of Chihuahua in 2010. The CFE, Mexico's power authority, did a study for Levon which concluded that there is sufficient power availability for the Cordero Project from the Mexico power grid.

History and Exploration

Prior to 2009, Valley High had consolidated a core land position in the historic Cordero high grade silver vein mining district and staked additional contiguous claims to cover a 10,000 hectare land position. Levon started exploration at Cordero in February 2009 through a joint venture agreement with Valley High. By August 2009 under Levon's direction as operator, the property was doubled to about 20,000 hectares through claim staking, to cover the Cordero Porphyry Belt and a second belt recognized to the north. Transferable surface access agreements are now in place with key surface owners for the land package. Exploration has been mostly in the central Cordero Porphyry Belt area in the southern tier of the property in the area of the 2009 discovery holes and resource grid drilling. Some initial exploration drill holes have also been completed in the Molina de Viento Caldera Daitreme Complex, the Dos Mil Diez Diatreme of the Cordero Porphyry Belt and in the Porfido Norte Belt 10 km to the north and the Perla Volcanic Center 5 km to the south.

In February 2009, Levon signed a Letter of Intent with Valley High, whereby Levon would earn a 51% interest from Valley High by making a cash payment of US$10,000 (CDN$12,513) (paid) and by spending CDN$1,250,000 by the end of February 2013 with a first year commitment of CDN$250,000 to explore and develop their then wholly-owned Cordero Property.

In February of 2009, Levon commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). Levon geologic mapping established the Cordero Porphyry Belt trends northeast and has a 15 km strike length and is 3 to 5 km wide. The belt consists of six mineralized intrusive (porphyry) centers including three newly discovered diatreme breccia complexes that have not been explored for large scale, bulk tonnage Ag, Au, Zn, Pb deposits in the past. The Cordero Felsic Dome and La Ceniza Stock have been explored and developed for high grade Ag, Au, Zn and Pb veins, mined to the water table by shallow underground shaft workings. The only past bulk tonnage deposit exploration had apparently been by Penoles in the past and confined to the northeastern most Sanson Stock intrusive center for Mo and Cu deposits and for skarn deposits in the southwestern most stock in the northern porphyry belt.

In Phase 1 exploration, by October 2009, Levon had drilled three discovery core holes, which were separated by 1.3 km. The best discovery hole was in the Pozo de Plata Diatreme, which Levon first recognized early in Phase 1 and the best intercept in the Levon discovery holes was in C09-5 that intersected 152 m grading 80.64 g/T Ag, 0.61 g/T Au, 1.41% Zn and 1.22% Pb in the mineralized Pozo de Plata Diatreme.

Four follow up phases of exploration grid drilling were conducted to offset the initial discovery holes. The grid drilling revealed widespread, bulk tonnage mineralization among the discovery holes, which represents a large scale bulk tonnage discovery. The first indicated and inferred resources were calculated by Independent Mining Consultants ("IMC") under the regulations of the NI 43-101 reporting requirements by June 2011 near the end of Phase 3 drilling. M3 Engineering and Technology ("M3") completed a NI 43-101 Preliminary Economic Assessment on the near surface 30% of the initial resource (indicated & inferred) by January 2012 as Phase 4 drilling continued. An updated NI 43-101 resource estimate was completed on Phase 4 results in June 2012. This report was then amended and re-filed in May 2013. An NI 43-101 compliant mineral resource update report for the Cordero Project was filed in October 2014.

Concurrently with the resource grid drilling, exploration holes were completed to initially test a series of outlying, targets defined by geologic mapping, sampling and geophysical surveys. The geophysics included 3D induced polarization, air borne magnetic, electromagnetic and radiometric surveys, ground gravity and a high resolution magnetotellurics survey. The outlying drill results locally encountered mineralization that warrants additional exploration follow up in the future.

To the date of this Annual Report on Form 20-F, Levon has focused on the central mineral resource of Cordero including 2013 and 2014 exploration grid drilling of the Aida claim located in the center of the resource, which was finally acquired in July of 2013 after about 7 years of negotiations. Levon bought the claim outright for USD$2,000,000 with no underlying royalties. The Aida drill results were better than expected and were included in the updated October 2014 NI 43-101 compliant report prepared by IMC.

Geological Setting and Mineralization

The Cordero discovery is an emerging district centered on high level, Tertiary porphyry style, bulk tonnage, silver, gold, zinc, lead mineralization. Cordero has an ideal mining infrastructure setting, located in rolling cattle country, accessed by state highways with a main electrical power corridor cutting across a southern part of the claims. Cordero is within an emerging Chihuahua-Zactatecas regional trend of similar deposits, which includes Penasquito (Goldcorp Inc.), Camino Rojo (Goldcorp Inc.), Pitarilla (Silver Standard Resources, Inc.) and San Agustin (Silver Standard Resources, Inc.) and others. Cordero includes two porphyry belts and a third mineralized volcanic center to the south (Perla). Cordero is projected to have discovery potential for multiple bulk tonnage deposits. Drilling in 2009 through 2014 totaled 126,916 m in 274 core holes. Initial discovery holes were drilled in 2009 and the holes were subsequently offset by step out drilling on a systematic drill grid that covers the Pozo de Plata Diatreme, Josefina Mine Zone, the southwest portion of the Cordero Porphyry Zone and the La Ceniza Stock in an area that measures about 3 km by 2 km. The drilling indicates the mineralization zones combine into a large scale, bulk tonnage silver, gold, zinc, lead mineral resource.

Silver, gold, zinc, lead and locally copper and moly mineralization at Cordero is controlled by a belt of six volcanic and subvolcanic, Tertiary felsic igneous rhyolite, dacite porphyry, and granodiorite porphyry, intrusive complexes, emplaced into a sequence of interbedded Cretaceous limestone, calcareous mudstone, siltstone and sandstone.

Geologic mapping, soils and rock chip sampling, and geophysical surveys have expanded the strike length of the mineralized Cordero Porphyry Belt to about 15 km (60% increase) since the 2009 discovery holes of Levon. The Belt is defined by six porphyry centres, all of which are mineralized and encompass targets for bulk tonnage Ag, Au, Zn, Pb type deposits. Recognition of three mineralized diatreme complexes to the southwest of the current resource and active and past mines in the Cordero district significantly expands the untested exploration potential of the belt. The depth of exposure of the six porphyry centers within the Cordero Porphyry Belt vary systematically, from a shallow exposed porphyry stock in the northeast, to progressively deeper intrusive centers toward the southwest. This district scale pattern accounts for the three high levels, poorly exposed diatreme complexes added to the southwest, and the more typical porphyry style mineralization exposed to the northeast. Recognition of this geologically controlled geometry is guiding the systematic district scale exploration.

Drill results reveal five types of silver, gold, zinc and lead vein mineralization:

•	Type 1 – Narrow, high grade vein zone mineralization of galena, sphalertie and some tetrahedrite;
•

Type 2 – Diatreme breccia mineralization: clasts, matrix and through going veins hosted by diatreme breccia and mineralized rhyolite and dacite breccia dikes; sphalerite, argentiferous galena, minor silver sulfosalt minerals and pyrite, with rusty weathering carbonate gangue minerals and occasionally rhodocrosite. Diatreme mineralization crops out in the Pozo de Plata Diatreme discovery and is exposed to 500 m depths in the discovery drill grid;

•

Type 3 – High grade, massive sulfide replacement type mineralization (mantos) within the contact zones of porphyry intrusives; coarse grained argentiferous galena, sphalerite and lessor pyrite. Type 3 mineralization is exposed only in drill holes in the Pozo de Plata Diatreme and was discovered in hole C10-31. It represents a prime high grade mineralization target type;

•

Type 4 – Disseminated and stockwork vein mineralization typical of bulk tonnage porphyry deposits: sphalerite, marmotite, argentiferous galena, minor, very fine grained silver bearing galena, pyrite and locally molybdenite, with associated rusty weathering carbonate and minor rhodocrosite gangue and alteration minerals. Porphyry style pervasive and stockwork controlled alteration assembledges, from green argillic, argillic, propyllitic, phyllic and potassic alteration are zoned toward the center of the mineralized system. Pervasive and vein, intergrown alteration minerals including rusty weathering carbonate, rhodacrosite and calcite often substitute for silica within the alteration assembledges in the near surface environment; and

•

Type 5 – Younger dacite porphyry hosted disseminated and stockwork copper and molyodenite mineralization beneath the porphyry silver, gold, zinc, lead mineralization of the resource in a northeast part of the resource (exposed in hole C11-163).

Drilling

The Cordero mineral resource, as set out in the Levon 2014 Tech Report is based exclusively on Levon core drilling data. A majority of the holes were drilled either in a northerly or southerly direction on a drill grid that ranges from 50 m to 200 m drill site spacing depending on the intrusive center being drilled.

The core drilling was conducted by HD Drilling S.A de C.V., Mazatlan, Mexico in 2009 through 2013 and Landdrill International S.A. De C.V., Mexico City in 2012, and Oretest Drilling S.A. De C.V., Mazatlan, Mexico in 2013 and 2014. The companies drilled on a contract basis using best drilling industry core drilling equipment, supplies and practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone and the Cordero Felsic Dome had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

The borehole database was assembled by Levon and provided to IMC for use in calculating the mineral resource estimate for the Levon 2014 Tech Report.

Sample Preparation, Analysis and Security

All Levon drilling was core drilling. During the drilling process, Levon provided the following procedure for handling the core, logging data and preparing samples for shipment to ALS Chemex and Act Labs for sample preparation and assaying:

1.

The core is drilled. Drillers put wood blocks as a footage marker in the UV resistant, plastic core boxes as they pull the core from the core barrel. Most of the core is HQ diameter (2.50 inches or 63.5 mm) core, but is reduced to NQ (1.775 inches or 45.1 mm) occasionally in rare areas of bad ground, or below 800 m hole depths to extending drilling ranges.

2.	The core boxes are transported from the drill rig to the Cordero core shed twice daily and laid out on the ground in the order it was drilled.

3.	The core is washed with a water hose by the geologist and the geology is examined, but the core is not touched.

4.	The core recovery is measured and recorded using the core blocks for depth reference.

5.	The core is photographed with a digital camera in the sun when possible, wet and dry.

6.

The geologist completes a CoreMap (log) of the core generally within 30 minutes of when the core is first laid out and provides the DailyCoreMap for scanning and manual data entry into the MasterDailyCoreMap spreadsheet database.

7.	The geologist then completes a more detailed Quicklog of the core and provides that for scanning and manual data entry into the MasterQuicklog spreadsheet database.

8.	The core is marked by the geologist for sawing and sampling.

9.	The core is sawed along the geologist's marks.

10.	Core is sampled continuously through two meter sample intervals for all core drilled.

11.

The geologist prepares the Standards and Blanks and Twin list using the CoreMap and Quicklog to insert some of the Blanks (after high grade intervals for example) and standards, which are mostly randomly inserted.

12.

The core is sampled. The sample Blanks are inserted in the sample stream with a normal sequence sample number in the Core Shed. Core intervals designated by the geologist and marked for twinning is quarter sawed and each quarter sampled and included in its own separate sample bag in the normal sample sequence for analysis.

13.	The core samples are bagged in rice bags for ALS Chemex (and in the latest drilling ActLabs) pickup at the core shed.

14.

ALS Chemex (or in the latest drilling ActLabs) is notified for sample pickup once each hole is completely sampled and there are a sufficient number of holes to fill their sample truck. A rice bag tally sheet for each shipment is prepared for the project records for each shipment by the sampling team.

15.	Once the samples are ready for transfer to the assay lab, a shipment is picked up by the lab and the following procedure completes the assaying of the samples.

16.	The lab takes custody of the samples and drives them to their Chihuahua sample preparation facility for processing. The labs ship the sample pulps to their Vancouver labs for analysis.

17.

The ALS Chemex lab in Vancouver contacts Levon when each shipment of sample pulps arrives. Levon inserts the numbered Standards into the sample stream before the pulps are analyzed by ALS Chemex. For the recent ActLab analyses Levon assembled standard, twin and blank QAQC sample numbered envelopes shipped with the core samples. ActLabs then prepared the samples and inserted the Levon QAQC samples in to the sample stream in sample number order.

18.

The labs email the preliminary and final lab results to Levon and the results are compiled into the MasterDH and ALSChemexDH spreadsheet databases and more recently into an Access database for the entire project.

19.	The labs email the final signed and scanned assay certificates, which are compiled and archived.

The Cordero data base assays were run by ALS Chemex and more recently ActLabs (from hole C13-251), which are ISO-certified laboratories. The sample preparation and assaying procedure is:

20.	Split core samples were prepared for assaying at the labs in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh.

21.

Assaying was performed at the ALS Chemex lab (or ActLabs after hole C13-251) in Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma package using a four-acid digestion with over-limit results reanalyzed using ICP-atomic emission spectroscopy.

Mineral Resource Estimates

The Cordero September 2014 mineral resource estimate is based on 245 drill holes completed through April 2014. A total of 274 holes have been drilled at Cordero of which 245 lie within the mineral resource block model volume. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme ("Pozo"), the Cordero Felsic Dome and the adjacent Porphyry Zone to the northeast along the strike of the Cordero Porphyry Belt. Outlying initial exploration drilling has intersected mineralization, but no high grade discovery holes that warrant immediate offset, resource definition drilling.

The mineral resource is tabulated within an open pit geometry using an inverse distance estimation block model. The mineral resource is based on 120,239 m of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

The mineral resource crops out at the surface. The resource has not been fully delineated by drilling along most of it perimeter nor at depth down the plunge to the northeast. Within the geometry of the modeled open pit containing the resource, rock in largely undrilled areas has been modeled as unmineralized waste rock. The resulting present calculated stripping ratio (modeled waste to ore) is 1.2 to 1.

A silver equivalent grade in grams per tonne ("g/t") is calculated for each model block based on the metal grades, estimate of mill recovery from two rounds of metallurgical testing for each metal and the metal prices. A summary of the recoveries and metal prices is as follows:

Metal	Mill Recovery	Metal Price
Silver	85.0%	$20.00/oz
Gold	18.0%	$1250/oz
Zinc	81.0%	$0.94/lb
Lead	80.0%	$0.95/lb

The use of a silver equivalent ("AgEq") to represent the value of the deposit in the September 2014 resource estimate is a change from the previous mineral resource estimates where a NSR was used. This change is to provide the deposit value in a format consistent with the reporting by other polymetalic resource companies.

The September 2014 mineral resource is summarized in the table below at a 15.0 g/t AgEq cutoff grade. The major change from the June 2012 mineral resource is the drilling within the Aida claim which was purchased by Levon subsequent to the June 2012 mineral resource and no mineralization on the Aida claim included in the June 2012 mineral resource estimate. The additional drilling also allowed portions of the previous inferred resource to be re-classified as indicated. The mineral resource is within an open pit geometry based on a standard floatation mill with separate zinc and lead circuits, the mill recoveries, operating costs for process, general and administrative expenses and mining, and the post property costs for concentrate shipping and treatment.

Class	ktonnes (metric tonnes X 100)	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %
Indicated	848,462	41.03	17.91	0.050	0.479	0.254
Inferred	92,158	31.39	15.00	0.029	0.327	0.195

Contained Metal	Ag, ounces	Au, ounces	Zn, billion pounds	Pb, billion pounds
Indicated	448,494,796	1,366,129	8.953	4.742
Inferred	44,448,039	84,746	0.663	0.397

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

Cautionary Note to U.S. Investors: Mineral resources in the categories reported in the table above are not recognized by SEC Industry Guide 7. The Cordero Project does not have any known Guide 7 compliant mineral reserves. Investors should not assume that any minerals in these categories will ever be upgraded to reserves. See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above.

Exploration Costs

Exploration expenditures to date total about $32 million. The Company has completed 126,916 metres of core drilling in 274 core drill holes in four Phases of exploration to date. Phase 4 exploration also includes advancing the engineering studies of the project including water and power supplies, metallurgy, preliminary mine design and a current resource update study by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3) both in Tucson, Arizona.

Proposed Exploration

At Cordero, the latest 2014 mineral resource remains open to expansion since it has not yet been fully delineated with step out drill holes. The Company expects to follow the recommendation of the 2014 updated Cordero resource report for additional metallurgical testing and economic modelling in the future.

Exploration Potential

Cordero Project geology, metal assemblages and scale of the porphyry controlled mineralized centers recognized by Levon appear to be most analogous with the Penasquito mine of Goldcorp. The Company believes Cordero Project geology, mineralization and exploration results to date support and extend this geologic analogy. The initial Levon Cordero Project discovery was (hole C09-5) centered on a diatreme breccia (news release of November 3, 2009) directly analogous with the Penasquito open pit deposits.

Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8) (news release of November 3, 2009) lead to the application of porphyry exploration model, well known around the world, to guide Cordero Project exploration. The resource grid drilling defines a bulk tonnage mineralized zone about 3 km long and 2 km wide to maximum depths of 1.2 km. The mineralization is largely open to expansion by drilling on strike and at depth.

Geologically important, younger porphyry style copper and molybdenite mineralization has been intersected in a northeast part of the Cordero resource at depth (in hole C11-163 from 900 to1,200 m) and also possible zinc porphyry, and replacement mineralization beneath the Pozo de Plata Diatreme. Both these geologic occurrences will require future deep exploration follow up.

Outlying Cordero exploration away from the resource encountered mineralization that requires future exploration drilling to fully evaluate the significance. Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the geology of the Penasquito mine of GoldCorp. We believe Cordero geology, mineralization and exploration results to date support this analogy and point to this scale of upside discovery potential at Cordero. Cordero is in the advanced resource delineation stage in and around the September 2014 published resource and the early exploration stage at depth beneath the resource and in outlying targets within the porphyry belts and the Perla mineralized volcanic centre.

Environmental Liabilities

The Company is not aware of any environmental liabilities at the Cordero Project. M3 was contracted to complete an environmental audit and to handle exploration permitting for the drilling, which it successfully completed. Drilling disturbances have all been reclaimed to meet permitting requirements.

Risks

The following risk issues have been identified for the Cordero Project:

1)

Cordero as currently understood is a low grade, bulk tonnage deposit which will need complete reserve definition, the indicated favorable metal recoveries, favorable metal prices and low operating costs to be developed.

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

The Company intends to return ownership of the claims to Coral Gold.

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

Congress, BRX and Wayside Properties

Introduction

The Company owns eight Crown Granted mineral claims, three mining leases, and 25 mineral title claim units covering a total area of approximately 4,584.5 hectares (11,328.5 acres) in the Lillooet Mining Division, British Columbia, Canada. There are three project areas within the claim group: Congress, BRX and Wayside. The mining leases cover an area of 185.5 hectares (458.4 acres). The mineral claims consist of 3 four-post, 7 two-post with a total area of 525 hectares and 15 converted cell titles, consisting of 199 cells with a total area of 4399 hectares (1,870.2 acres).

Crown Granted mineral claims may have surface, water and timber rights attached, in addition to the precious and base mineral rights. They are treated as fee simple, similar to patented mineral claims in other jurisdictions. Crown Granted mineral claims are kept in good standing by payment of mineral land or rural land taxes due annually on July 1. There is no work requirement.

Mining leases are maintained by the payment of annual rental fees of $20 per hectare per year. The annual rental requirement for the three mining leases is $3,709.60

Mineral claims are kept in good standing by carrying out and documenting work programs or paying cash in lieu. Recording work or paying in lieu must be completed prior to the anniversary date of the claim units. Work requirements and cash in lieu of work is rated a scale that groups titles into 2 year segments; i.e. years 1-2 work requirement is $5 per hectare, years 3-4 work requirement is $10 per hectare, years 5-6 work requirement is $15 per hectare, year 7 and above is $20 per hectare. Cash in lieu of work is twice the annual work requirement and can only be paid for a minimum of six months or a maximum of twelve months. Reverted Crown Granted claims are treated the same as mineral claims.

All of the properties are contiguous and in good standing.

Congress Property, British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company. This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

Ownership

The Company owns a 50% interest in 10 mineral claims, three mineral leases, one reverted Crown Granted mineral claim and eight Crown Granted mineral claims in the Lillooet Mining Division, British Columbia, covering approximately 2,077.1 hectares (5,132.6 acres). The registered owner of the properties is Levon Resources Ltd. District Lot 7237 Stibnite No. 2 holds the surface rights in addition to mineral rights. The mineral claims were purchased from a company with common directors. Six of the claims are in good standing until December 25, 2022 and the remainder are due December 25, 2017. All of the claims are contiguous.

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

The Company is seeking buyers to purchase the claims.

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

Mineralized areas in the Lou Zone are stockwork quartz carbonate stringers and silicified zones on the flank of a feldspar porphyry dyke hosted in mafic volcanics. The zone strikes north and dips steeply west. The better mineralized zones are 1.5 to 4.0 meters wide and grade 5 to 11 grams gold/tonne and contain abundant stibnite. The Lou Zone has been oxidized for 2 to 5 meters below surface near the decline portal where a small open pit resource has been outlined.

The better mineralized areas in the Congress Zone, including the 2004 trenches, are massive stibnite veins, 1.25 to 1.5 meters wide, grading 6 to 8 grams gold per tonne hosted in argillite, chert and very sheared mafic volcanic rocks and again, striking north and dipping steeply west. These showings are considered exploration targets for possible future work.

Permitting

The Company holds a Free Miners Certificate (“FMC”) #115631, expired effective February 27, 2015. The Company can renew this FMC at any time when further work is planned. Claim holdings can be renewed either by filing assessment reports or paying the cash in lieu fees, as described above under Property Description and Location. Any exploration work utilizing mechanical disturbance, such as drilling or trenching, requires a permit and posting a reclamation bond. The Company currently has $32,629 in bonds held with the provincial government against existing reclamation liabilities.

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

History and Exploration

These mineral claims were subject to a Joint Venture Agreement dated February 25, 1983 between Levon and Veronex Resources Ltd. (“Veronex”). Exploration under the Joint Venture ceased in early 1989 when Veronex ceased to contribute to the joint venture’s expenses. During recent fiscal years, with funding made available through equity financing, exploration activities have recommenced with the Company incurring 100% of expenditures.

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

Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated target zones are found along the south side of the Gun Creek Canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program was designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones in Gun Creek Canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

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

The first three holes cut altered rocks of the intrusive complex and its host rocks. The intrusives, particularly in their contact zones with host rocks, are occasionally veined and contain sparse, coarse to very fine grained stibnite, an antimony sulfide mineral. Surface rock chips generally show a good correlation of Au with stibnite, but vein controlled pyrite also accounts for some of the high grade gold samples at surface. On this basis and since most of the intrusive rocks drilled are altered with abundant disseminated pyrite and at least some sparse pyrite-rich veining, the entire holes have been sampled for assay. No wide stockwork or vein zones (>10m) were cut by the early holes.

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3m wide intercept grading of 0.395 ounces per ton Au. The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits. Three angle core holes (1,048m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones. Such vein zones have been explored and mined at the Congress and Howard mines in the past. The holes confirm that the surface stockwork vein mineralized zones in the dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes. The 2008 Program was suspended at 3 holes.

Proposed Exploration

The Company has no plans to carry out exploration activities on the Congress property in the future and the property is for sale.

Environmental Liabilities

The Company is not aware of any environmental liabilities.

Goldbridge Claims (also known as the BRX claims), British Columbia, Canada

The Company does not currently consider this property to be a material property of the Company. This property is an exploration stage property and is without known reserves, as defined in SEC Industry Guide 7.

Ownership

The Company held a 100% interest in the Goldbridge Property, also known as the BRX claims, until fiscal 2002 when Mill Bay Ventures Inc. (“Mill Bay”), a public company related by common directors, earned a 50% interest in the property by incurring $300,000 in exploration expenditures on the property and issuing to Levon 300,000 common shares. Mill Bay Ventures underwent a corporate reorganization and change of name to Great Thunder Gold Corp in 2013 and its interest in the BRX property was transferred accordingly.

The BRX property consists of nine mineral claims, including eight legacy ground-staked units and one converted cell claim. All units are contiguous and in good standing.

Location & Access

The BRX property lies south of Gold Bridge, centered at approximately latitude 50°50' N, longitude 122° 50' W and encompasses nine claims of which one converted cell claim covers reverted crown grants and eight legacy claims. These claims form one contiguous parcel and cover an area of approximately 1,814.5 hectares (4,550.4 acres). The claims are accessible via Highway 99 North from Vancouver through Squamish and Whistler to Pemberton. From May to November, access can be obtained by turning left through Pemberton, then right along the Pemberton Meadows Road for 23 km to the Hurley River Road, which passes the Outdoor School and is followed for 50 km to Highway 40, approximately 0.25 km west of Gold Bridge. In winter continue on Highway 99 past Pemberton to Lillooet, then 110 km west along the Carpenter Lake Road (Highway 40) to Gold Bridge.

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

Proposed Exploration

The Company has no plans to carry out exploration activities on the BRX in the next fiscal year. The cell claim is in good standing until December 25, 2017 and the two-post mineral claims are in good standing to December 25, 2022.

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

Ownership

In 1997 the Company acquired a 100% interest 27 mineral claims, converted into three cells, known as the Wayside claims for $5,000. There has been no exploration activity on the claims nor are there future plans to conduct exploration at this time. The claims are considered of merit and we will continue to maintain them in good standing. The Company wrote the claims down in fiscal 2002 to $1 by a charge to operations of $37,079. Subsequently in 2007, the Company incurred exploration expenditures in the amount of $9,088.

Location & Access

Located on the north side of Carpenter Lake British Columbia’s historic gold producing Bridge River region. The property is easily available by road.

Proposed Exploration

As at the date of this report, the Wayside Property is without known Mineral Reserves, and any activities carried out on the property are exploratory in nature.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates and Policies

Some of our critical accounting policies are as follows. See Note 3 to the March 31, 2015 consolidated financial statements for a detailed description of our accounting policies.

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

Impairment

At each reporting date, the carrying amounts of the Company’s exploration and evaluation assets and property and equipment are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

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

Critical accounting judgments

(a) Realization of exploration and evaluation assets and impairment

The investment in exploration and evaluation assets on the Cordero Project comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, obtaining drill results that support an economically viable mining operation, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

At March 31, 2015, there were indicators that suggest that the Company’s investment in exploration and evaluation assets on the Cordero Project is impaired, and as such, the Company recognized an impairment (See “Item 5. Operating and Financial Review and Prospects – A. Operating Results” for further details).

(b) Functional currency

The determination of the functional currency for the Company and each of its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

Critical accounting estimates

(c) Estimated recoverable value of exploration and evaluation assets

The recoverable amount is the higher of fair value less costs to sell and value in use. The Company estimated the recoverable value on Cordero based on key assumptions of the fair value less costs to sell as described below. Should the key assumptions change, it will have a material impact to the amount of impairment recognized and the carrying value of Cordero.

Subsequent to the year ended March 31, 2015, the Company obtained an opinion of value on Cordero. It was determined that the recoverable value of the Project based on fair value less costs to sell is approximately $50,000,000 using a median of three valuation methods, including adjusted appraised value based on historical costs, comparables approach based on resource value and attributed share of market capitalization as secondary corroboration. Key assumptions in the adjusted appraised value include the amount that historical expenditures have added to the project value and the market to book value ratio estimate. Key assumptions in the comparables approach include the percentage taken of published median metal prices of deposits with contained metal reflecting Cordero’s resource estimates and grades.

(d) Valuation of derivative financial instruments

The valuation of the Company’s derivative financial instruments involves estimation and judgment by management. In determining these amounts, the Company uses option pricing models or other valuation techniques. Changes in these assumptions and estimates can have an impact to the relevant charge to the consolidated statement of comprehensive income (loss). The Company estimated a value of $nil for the option to convert the convertible senior secured debenture into common shares.

(e) Environmental

The Company assesses its provisions for environmental rehabilitation on an annual basis or when new material information becomes available. Provisions for environmental rehabilitation require management to make estimates of the future costs of the work required to comply with legal or constructive obligations. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of work required to be performed, which could materially impact the amounts charged to operations for provisions for environmental rehabilitation.

At March 31, 2015 and 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(f) Impairment of marketable securities

Management assesses at the end of each reporting period whether there had been any other-than-temporary impairment on its investments, using objective evidence to determine if the marketable securities are impaired. Listed prices on public stock exchanges are used to determine if the fair value is at a significant and prolonged decline below the historical cost of the marketable securities.

At March 31, 2015 and 2014, there are no indications that suggest that the Company’s marketable securities are impaired.

(g) Recoverability of amounts receivable

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

The Company is corresponding with the Mexican government to recover the Mexican value added tax and the estimate is based on the amount of eligible expenditures calculated by management. Actual amount receivable from the government may be lower. At March 31, 2015 and 2014, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

(h) Valuation of share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

(i) Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant changes in estimates during the fourth quarter of the year ended March 31, 2015 relate to the impairments to exploration and evaluation assets and the convertible debenture and are discussed in Note 4 and Note 8 of the Financial Statements.

Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended March 31, 2015, 2014 and 2013, and the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This contains forward-looking statements that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Year ended March 31, 2015 compared with the year ended March 31, 2014

Expenses	2015	2014
Consulting and management fees	$948,819	$732,234
Depreciation	15,077	20,792
Directors’ fees	160,500	97,500
Exploration	1,089,241	3,946,833
General exploration	368,039	-
Listing and filing fees	112,652	95,448
Office, occupancy and miscellaneous	190,408	173,735
Professional fees	245,784	155,866
Salaries and benefits	208,557	236,828
Share-based payments	1,334,525	103,306
Shareholder relations and promotion	299,202	217,133
Transaction costs	597,656	-
Travel	272,376	68,043

Loss before other items	(5,842,837)	(5,847,718)

Other items
Impairment of exploration and evaluation assets	(78,763,649)	-
Impairment of convertible debenture	(1,084,589)	-
Gain on disposal of investment	-	1,882
Interest income	628,952	609,773
Foreign exchange gain	842,482	157,665

Loss Before Income Taxes	(84,219,641)	(5,078,398)

Deferred income tax recovery	641,660	-

Net Loss for Year	$(83,577,981)	$(5,078,398)

During the year ended March 31, 2015, the Company’s net loss increased by $78,499,583 from a net loss of $5,078,398 for the year ended March 31, 2014 to a net loss of $83,577,981 for the year ended March 31, 2015. The overall increase in the net loss as compared to the prior year was due to the more significant factors discussed below:

Consulting and management fees

Consulting and management fees increased by $216,585 during the year from $732,234 during the year ended March 31, 2014 to $948,819 during the year ended March 31, 2015. The increase in consulting fees is mainly attributed to the addition of a New York firm to conduct public relations consulting services commencing in February 2014, the direct engagement of the former CFO as a consultant commencing in October 2014 and the foreign exchange impact on the CEO’s remuneration, which was denominated in US dollars commencing on April 1, 2014.

Directors’ fees

Directors’ fees increased by $63,000 during the year from $97,500 for the year ended March 31, 2014 to $160,500 for the year ended March 31, 2015. The increase during the during the year is substantially attributable to $15,000 payments made to each of five members that comprised a special committee created to evaluate business transactions presented to Levon, including the SciVac Arrangement, which is partly offset by the effect of fees no longer paid to one director who resigned late in the year, and catch up payments to a director relating to the prior year.

Exploration expenditures

Exploration expenditures decreased by $2,857,592 during the year from $3,946,833 for the year ended March 31, 2014 to $1,089,421 during for the year ended March 31, 2015. The decrease reflects the impact of the prior year’s expenditures attributable to the drilling program on the Aida claim amounting to $1,930,792, and a general reduction in overall exploration activity in the current year consistent with the Company’s efforts in overall cost control.

General exploration expenditures

General exploration expenditures of $368,039 in during the current year relates to consulting, travel, and due diligence expenditures incurred in connection with the Company’s efforts to identify and evaluate mining projects for potential investment or acquisition.

Professional fees

Professional fees increased by $89,918 during the year from $155,866 for the year ended March 31, 2014 to $245,784 for the year ended March 31, 2015. The higher level of fees incurred in the current year is mainly attributable to legal fees incurred in connection with legal fees the purchase of 35,178,572 shares of Pershing Gold Corporation (OTCQX: PGLC), representing a 9.9% interest in the Company at that time. On June 18, 2015, Pershing Gold effected a reverse stock split at a ratio of 1-for-18, following which the Company holds 1,954,366 shares, and now currently represents a 9.0% interest in Pershing Gold.

Share-based payments

Share-based payments increased by $1,231,219 from $103,306 for the year ended March 31, 2014 to $1,334,525 for the year ended March 31, 2015. The current year’s expense reflects the partial vesting of 4,075,000 options granted during the year, as well as the impact of 4,785,000 options granted late in the prior fiscal year on March 10, 2014 with a larger proportion of vesting in the current fiscal year.

Shareholder relations and promotion

Shareholder relations and promotion increased by $82,069 from $217,133 during the year ended March 31, 2014 to $299,202 during the year ended March 31, 2015. In May 2014, the Company entered into an agreement with a US firm for it to act as the principal American liaison in connection with the Company’s listing on the OTCQX. The Company pays the US firm $7,500 USD per month in connection with its services.

Travel

Travel expense increased by $204,333 from $68,043 during the year ended March 31, 2015 to $272,376 during the year ended March 31, 2014. Overall increase is attributed to increased travel activities to promote the Cordero project and to evaluate potential investments and acquisitions, including the SciVac Assignment.

Transaction costs

During the year the Company incurred legal and related costs amounting to $597,656 relating to the SciVac Arrangement.

Impairments

At March 31, 2015, the Company determined that the recoverable value of the Codero Project based on fair value less costs to sell was approximately $50,000,000, and recorded an impairment of $78,763,649. The recoverable value of the Company’s exploration and evaluation assets was supported by a valuation report prepared by an independent company specializing in valuations of mining companies and mineral resource projects. In addition, as at March 31, 2015, the Company determined that there was insufficient information available to support a reliable estimate of a recoverable amount of the convertible debenture and therefore recorded in profit and loss an impairment against the full balance of the convertible debenture amounting to $1,084,589.

Foreign exchange

The Company recorded a foreign exchange gain during the year ended March 31, 2015 of $842,482 as compared with a foreign exchange gain of $157,665 during the year ended March 31, 2014. The increase in the foreign exchange gain of $684,817 substantially reflects the impact of significant appreciation over the year of the US dollar against the Canadian dollar on the value of the Company’s US dollar cash balances.

Other Comprehensive Income (Loss)

In addition, the Company recorded in other comprehensive income (loss) an unrealized gain on investments during the year ended March 31, 2015 of $4,991,623 as compared to an unrealized loss on investments of $1,023 during the year ended March 31, 2014. The unrealized investment gain in fiscal 2015 was attributable to an increase in the fair value of the Company’s 9.9% investment in Pershing Gold as at March 31, 2015, based on the increase in its share price since the date of the acquisition earlier in fiscal 2015, and a related foreign exchange gain on the US dollar investments. The unrealized gain on investments gives rise to the deferred income tax recovery of $641,660 and corresponding deferred income tax expense reported in other comprehensive income (loss).

Year ended March 31, 2014 compared with the year ended March 31, 2013

Expenses	2014	2013
Consulting and management fees	$732,234	$679,691
Depreciation	20,792	35,487
Directors’ fees	97,500	101,000
Exploration	3,946,833	4,718,354
Listing and filing fees	95,448	82,773
Office, occupancy and miscellaneous	173,735	128,714
Professional fees	155,866	87,965
Salaries and benefits	236,828	239,799
Share-based payments	103,306	1,023,915
Shareholder relations and promotion	217,133	217,157
Travel	68,043	193,507

Loss before other items	(5,847,718)	(7,508,362)

Other items
Gain on disposal of investment	1,882	-
Interest income	609,773	473,526
Foreign exchange gain	157,665	265,329

Net Loss for Year	$(5,078,398)	$(6,769,507)

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

B. Liquidity and Capital Resources

The Company has financed its operations to date through the issuance of common shares. Currently the Company has sufficient capital to conduct further exploration on its existing properties. However, if and when the SciVac Arrangement closes the focus of the Company’s operations will be significantly changed and the Company will no longer be focused on the exploration and development of mining properties (see “Item 4. Information on the Company – B. Business Overview, Significant Acquisitions and Significant Dispositions”). The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at March 31, 2015 the Company had working capital of $50,843,230 compared to working capital of $41,506,961 at March 31, 2014.

Year Ended	March 31, 2015	March 31, 2014	March 31, 2013
Working Capital	$49,758,641	$41,506,961	$49,169,844
Deficit	$156,062,817	$72,675,558	$68,445,141

Working capital increased by $8,251,680 from $41,506,961 as at March 31, 2014 to $49,758,641 as at March 31, 2015. The increase is mainly attributed to net proceeds raised of $7,054,554 from private placements and option exercises, unrealized gains of $4,991,623 on investments and a foreign exchange gain of $842,482 on cash balances which offset cash used in operating activities and investment activities and the impairment to the convertible debenture.

Working capital decreased by $7,662,883 from $49,169,844 as at March 31, 2014 to $41,506,961 as at March 31, 2013. The decrease is mainly attributed to a reduction in the cash balance of $7,626,138. Of the decrease of $7,626,138 in cash, $5,445,391 is used in operating activities, and $2,161,690 is used in the acquisition of the Aida claims. Acquisition of the Aida claim consolidated Levon’s 100% ownership of all mining claims in the Cordero mining district.

The increase in deficit from March 31, 2014 to March 31, 2015 is substantially attributable to the impairment charge to exploration and evaluation assets of $78,763,649 recorded at March 31, 2015.

The increase in deficit from March 31, 2013 to March 31, 2014 is mainly attributed to exploration expenditures of $3,946,833 incurred during the year.

Currently the Company has sufficient capital to meet its ongoing obligations on the Cordero resource for the next twelve months. However, if and when the SciVac Arrangement closes the focus of the Company’s operations will be significantly changed and the Company will no longer be focused on the exploration and development of mining properties (see “Item 4. Information on the Company – B. Business Overview, Significant Acquisitions and Significant Dispositions”).

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

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry. At the present time global metal prices are extremely volatile. Base metal prices and, in particular, gold prices, driven by rising global demand, climbed dramatically and approached near historic highs over the past several years but have since fallen off of those highs. See “Item 3.D. Risk Factors - Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition” for more information regarding fluctuations in gold and silver prices.

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

F. Tabular disclosure of contractual obligations

As of March 31, 2015, the Company had the following contractual obligations:

	Payment due by period
	Total	1 year	2-3 Years	4-5 years	More than 5 years
Trade payables and other payables	$290,822	$290,822	$-	$-	$-
Due to related parties	59,773	59,773	-	-	-
Consulting payments	2,606,357	780,005	1,217,568	608,784	-
Operating Leases	16,045	16,045	-	-	-

Total	$2,972,997	$1,146,645	$1,217,568	$608,784	$-

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the Company’s directors and senior management as at June 18, 2015. The directors of the Company were elected by the Shareholders on September 18, 2014 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

Each of the Directors and officers of the Company will resign from the Company if and when the SciVac Arrangement is completed.

Name and Present Position with the Company	Principal Occupation	Director/Officer Since
William Glasier Director	Mining executive; Director of Bralorne Gold Mines Ltd. and Great Thunder Gold Corp.	May 22, 1990

Gary Robertson Director	Certified Financial Planner; director of Bralorne Gold Mines Ltd., Coral Gold Resources Ltd, Great Thunder Gold Corp., Avino Silver & Gold Mines Ltd. and Sage Gold Inc.	August 3, 2005

Ron Tremblay Director, Chief Executive Officer and President	President & CEO of Levon Resources Ltd.	September 7, 2006

Victor Chevillon Director and V.P. Exploration	Certified Professional Geologist; President of Chevillon Exploration Consulting.	September 6, 2007

Ron Barbaro Director and Chairman	Member of the Order of Ontario; Director of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance.	July 9, 2010

Carlos H Fernandez Mazzi Director	Director of Standard Tolling Corp.	May 15, 2012

Nigel Kirkwood Chief Financial Officer	President NK Financial Services Ltd.; Chief Financial Officer of Baja Mining Corp.	May 14, 2015

Christina Boddy Corporate Secretary	Corporate Secretary of Nevada Sunrise Gold Corporation; Alexander Nubia International Inc. and PNG Gold Corporation.	March 31, 2015

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

Several of our senior officers divide their professional time between service for the Company and service for other companies in the industry. See “Item 3. Key Information – D. Risk Factors – Conflict of Interest.” In this regard, Ron Tremblay, the Company’s Chief Executive Officer and President, devotes approximately 98% of his professional time to the business of the Company; Victor Chevillon, the Company’s V.P. Exploration, devotes approximately 95% of his professional time to the business of the Company; Annie Chan, the Company’s former Chief Financial Officer, devoted approximately 50% of her professional time to the business of the Company and Dorothy Chin, the former Company’s Corporate Secretary, devoted approximately 35% of her professional time to the business of the Company.

B. Compensation

During the last completed fiscal year of the Company, the Company had three executive officers (“NEOs”), namely, its Chief Executive Officer (“CEO”) and President, Ron Tremblay, its Vice President Exploration, Victor Chevillon, and its former Chief Financial Officer (“CFO”), Annie Chan.

1) Compensation Discussion and Analysis

The Company does not have a compensation program other than paying base management fees, incentive bonuses, and granting incentive stock options to the NEOs. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base management fees are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

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

The members of the Compensation Committee are Gary Robertson (Chair), William Glasier and, until his resignation as a director on March 13, 2015, Robert Roberts, all of whom are independent directors pursuant to applicable laws in Canada.

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

Compensation Element	Description	Compensation Objectives
Annual Base Management Fee (all NEOs)	Management Fee is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

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

2) Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended March 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation($)3	Pension value($)4	All other compensation ($)	Total compensation ($)
Ron Tremblay*	2013	$300,000	NIL	$399,329	NIL	NIL	$200,000	$899,329
Director, President & CEO	2014	$300,000	NIL	$25,324	NIL	NIL	$200,000	$525,324
	2015	$342,674	NIL	$456,955	NIL	NIL	$211,895	$1,101,524

Annie Chan	2013	$52,608	NIL	$20,410	NIL	NIL	NIL	$73,018
CFO**	2014	$56,216	NIL	$1,630	NIL	NIL	NIL	$57,846
	2015	$84,670	NIL	$14,909	NIL	NIL	NIL	$99,579

Victor Chevillon***	2013	$179,805	NIL	$159,732	NIL	NIL	NIL	$339,537
Director & VP Exploration	2014	$189,265	NIL	$12,662	NIL	NIL	NIL	$201,927
	2015	$201,121	NIL	$228,478	NIL	NIL	NIL	$429,599

_____________

(1)	The Company does not currently have any share-based award plans.
(2)

The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model.  The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies.  The Company used the following weighted average assumptions in the model to determine the awards recorded above for 2015: Dividend Yield – Nil; Expected Life – 4.93 years; Volatility – 87.76%; Risk Free Interest Rate – 1.47%.

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)

Discretionary cash payment of incentive bonuses. Other than as set out above, perquisites have not been included as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial year.

* Mr. Tremblay is a director of the Company and has served as its President since November 29, 2006 and as its CEO since September 11, 2009.  None of the compensation received by Mr. Tremblay relates to his role as director.

** Ms. Chan resigned her position as CFO effective on April 30, 2015.

*** Mr. Chevillon is a director of the Company and has served as its VP Exploration since February 24, 2009.  None of the compensation received by Mr. Chevillon relates to his role as director.

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

3) Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed($)
RON TREMBLAY	1,500,000	$1.00	Sep 3, 2015	Nil	Nil	Nil	Nil
Director, President & CEO	5,000,000	$0.75	Mar 25, 2016	Nil	Nil	Nil	Nil
	2,000,000	$0.40	Mar 10, 2019	$120,000	Nil	Nil	Nil
	1,000,000	$0.28	Oct 21, 2019	$180,000	Nil	Nil	Nil

ANNIE CHAN	50,000	$1.00	Jun 7, 2017	Nil	Nil	Nil	Nil
CFO	50,000	$0.40	Mar 10, 2019	$3,000	Nil	Nil	Nil
	50,000	$0.28	Oct 21, 2019	$9,000	Nil	Nil	Nil

VICTOR CHEVILLON	200,000	$0.70	Jan 28, 2015	Nil	Nil	Nil	Nil
Director & VP Exploration	500,000	$1.00	Sep 3, 2015	Nil	Nil	Nil	Nil
	2,000,000	$0.75	Mar 25, 2016	Nil	Nil	Nil	Nil
	1,000,000	$0.40	Mar 10, 2019	$60,000	Nil	Nil	Nil
	500,000	$0.28	Oct 21, 2019	$90,000	Nil	Nil	Nil

____________

(1) In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2015 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2015 was $0.46 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2015:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	456,955	NIL	NIL

Annie Chan CFO	14,909	NIL	NIL

Victor Chevillon Director & VP Exploration	228,478	NIL	NIL

___________

(1) Based on the Black-Scholes Option Pricing Model.

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

The SciVac Arrangement will constitute a change of control and the following amounts will be if and when the SciVac Arrangement is completed:

1.	Stone’s Throw (Barbados) Ltd.: the consultant will be entitled to a severance payment of US$1.5 million immediately; and

2.	Chevillon Exploration Consulting: the consultant will be entitled to a severance payment of US$750,000 immediately.

6) Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Ron Tremblay and Victor Chevillon who are each paid as an officer and not as a director, in their capacity as directors for the year ended March 31, 2015:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total ($)
William Glasier*	33,000	NIL	43,758	NIL	NIL	NIL	108,898
Gary Robertson*	33,000	NIL	59,636	NIL	NIL	NIL	133,977
Carlos Fernandez Mazzi*	33,000	NIL	43,759	NIL	NIL	NIL	108,898
Robert Roberts*(6)	28,500	NIL	59,636	NIL	NIL	NIL	129,477
Ron Barbaro*	33,000	NIL	59,636	NIL	NIL	NIL	133,977

__________

*	Independent & Non-Employee Directors.
[1]	The Company does not currently have any share-based award plans.
[2]	Based on the Black-Scholes Option Pricing Model.
[3]	The Company does not have a non-equity incentive plan.
[4]	The Company does not have any pension plans.
[5]	Discretionary cash payment of incentive bonuses.
[6]	Robert Roberts resigned as a director on March 13, 2015

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

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at March 31, 2015:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested(#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Glasier	100,000	$1.00	Sept 3, 2015	Nil	Nil	Nil	Nil
	150,000	$0.75	Mar 25, 2016	Nil	Nil	Nil	Nil
	100,000	$0.40	Mar 10, 2019	$6,000	Nil	Nil	Nil
	100,000	$0.28	Oct 21, 2019	$18,000	Nil	Nil	Nil

Gary Robertson	200,000	$0.65	July 20, 2015	Nil	Nil	Nil	Nil
	200,000	$0.75	Mar 25, 2016	Nil	Nil	Nil	Nil
	200,000	$0.40	Mar 10, 2019	$12,000	Nil	Nil	Nil
	200,000	$0.28	Oct 21, 2019	$36,000	Nil	Nil	Nil

Carlos Fernandez Mazzi	500,000	$1.00	May 15, 2017	Nil	Nil	Nil	Nil
	100,000	$0.40	Mar 10, 2019	$6,000	Nil	Nil	Nil
	100,000	$0.28	Oct 21, 2019	$18,000	Nil	Nil	Nil

Ron Barbaro	200,000	$0.65	July 20, 2015	Nil	Nil	Nil	Nil
	300,000	$0.75	Mar 25, 2016	Nil	Nil	Nil	Nil
	200,000	$0.40	Mar 10, 2019	$12,000	Nil	Nil	Nil
	200,000	$0.28	Oct 21, 2019	$36,000	Nil	Nil	Nil

Robert Roberts*	200,000	$0.75	Oct 3, 2016	Nil	Nil	Nil	Nil
	200,000	$0.40	Mar 10, 2019	$12,000	Nil	Nil	Nil
	200,000	$0.28	Oct 21, 2019	$36,000	Nil	Nil	Nil

___________

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.
(2)

In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2015 was $0.46 per common share.* Robert Roberts resigned as a director on March 13, 2015 and 100,000 unvested $0.40 options and 150,000 $0.28 options were cancelled. On June 13, 2015, 90 days from the date of his resignation, the remaining vested options expired unexercised.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended March 31, 2015:

Name(1)	Option-based awards – Value vested during the year ($) (2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	43,758	Nil	Nil
Gary Robertson	59,636	Nil	Nil
Carlos Fernandez Mazzi	43,758	Nil	Nil
Ron Barbaro	59,636	Nil	Nil
Robert Roberts	59,636	Nil	Nil

____________

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see “Incentive Plan Awards” above.
(2)	Based on the Black-Scholes Option Pricing Model.

C. Board Practices

The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The chairman of the Board is no longer a member of management. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. At the Annual General Meeting, held on September 18, 2014, the shareholders elected Messrs. Barbaro, Chevillon, Glasier, Fernandez Mazzi, Roberts, Robertson, and Tremblay as directors. Mr. Roberts resigned as a director of the Company on March 13, 2015.

The Board has considered the relationship of each director to the Company and currently considers three of the six directors to be “unrelated” (Messrs. Barbaro, Glasier and Robertson). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

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

Committees

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee assists the Board in its oversight of the Company’s consolidated financial statements and other related public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors, qualifications and independence and the performance of the internal audit function and the external auditors. The Audit Committee has direct communications channels with the Company’s auditors. The Audit Committee reviews the Company’s financial statements and related management’s discussion and analysis of financial and operating results. The Audit Committee can retain legal, accounting or other advisors.

The Audit Committee is normally comprised of three directors. The Audit Committee was comprised of Gary Robertson, Ron Barbaro and, until his resignation on March 13, 2015, Robert Roberts. On March 14, 2015, William Glasier was appointed to replace Mr. Roberts on the Audit Committee. All of the members are unrelated, financially literate and at least one member has accounting or related financial expertise. “Financially literate” means the ability to read and understand statements of financial position, statements of operations and comprehensive loss, statements of shareholders’ equity, statements of cash flow and notes to financial statements. “Accounting or related financial expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

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

The Compensation Committee consists of three unrelated directors (Messrs. Robertson, Glasier and, until his resignation on March 13, 2015, Robert Roberts). Upon completion of the SciVac Arrangement, a new Compensation Committee will be appointed.

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

D. Employees

As at June 18, 2015, the Company has 8 employees at the Cordero Project. At the height of Cordero grid drilling in 2011 and 2012 there were 35 employees at the project. Senior management and administrative staff are contracted by the Company through their companies or, until March 31, 2015, through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp.

E. Share Ownership

The following table sets forth the share ownership of our directors and officers as of June 18, 2015:

Name of Beneficial Owner	Number of Shares	Percent
Victor Chevillon	1,410,750	*
William Glasier	389,516	*
Gary Robertson	1,750,836	*
Ron Tremblay	18,806,000	9.4%
Robert Roberts	411,000	*
Ron Barbaro	840,000	*
Carlos H Fernandez Mazzi	340,000	*
Nigel Kirkwood	Nil	N/A
Christina Boddy	1	N/A

___________

*Less than one percent

Outstanding Options

The following information, as of June 18, 2015, reflects outstanding options held by the individuals referred to in “Compensation”:

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Ron Tremblay	1,500,000	Sept. 3, 2010	$1.00	Sept. 3, 2015
Director, President & CEO	5,000,000	March 25, 2011	$0.75	March 25, 2016
	2,000,000	March 10, 2014	$0.40	March 10, 2019
	1,000,000	October 21, 2014	$0.28	October 21, 2019

Annie Chan*	50,000	June 7, 2012	$1.00	July 29, 2015
CFO	25,000	March 10, 2014	$0.40	July 29, 2015
	25,000	October 21, 2014	$0.28	July 29, 2015

Gary Robertson	200,000	July 20, 2010	$0.65	July 20, 2015
Director	200,000	March 25, 2011	$0.75	March 25, 2016
	200,000	March 10, 2014	$0.40	March 10, 2019
	200,000	October 21, 2014	$0.28	October 21, 2019

Victor Chevillon	200,000	Jan 28, 2010	$0.70	Jan 28, 2015
Director & VP Exploration	500,000	Sept 3, 2010	$1.00	Sept 3, 2015
	2,000,000	March 25, 2011	$0.75	March 25, 2016
	1,000,000	March 10, 2014	$0.40	March 10, 2019
	500,000	October 21, 2014	$0.28	October 21, 2019

William Glasier	100,000	Sept 3, 2010	$1.00	Sept 3, 2015
Director	150,000	March 25, 2011	$0.75	March 25, 2016
	100,000	March 10, 2014	$0.40	March 10, 2019
	100,000	October 21, 2014	$0.28	October 21, 2019

Ron Barbaro	200,000	July 20, 2010	$0.65	July 20, 2015
Director & Chairman	300,000	March 25, 2011	$0.75	March 25, 2016
	200,000	March 10, 2014	$0.40	March 10, 2019
	200,000	October 21, 2014	$0.28	October 21, 2019

Robert Roberts**	200,000	Oct 3, 2011	$0.75	June 13, 2015
Director	100,000	March 10, 2014	$0.40	June 13, 2015
	50,000	October 21, 2014	$0.28	June 13, 2015

Carlos H Fernandez Mazzi	500,000	May 15, 2012	$1.00	May 15, 2017
Director	100,000	March 10, 2014	$0.40	March 10, 2019
	100,000	October 21, 2014	$0.28	October 21, 2019

______________

*

Annie Chan resigned as CFO on April 30, 2015 and 25,000 unvested $0.40 options and 25,000 $0.28 options were cancelled. Any unexercised options will be cancelled on July 29, 2015, 90 days from the date of resignation.

**

Robert Roberts resigned as a director on March 13, 2015 and 100,000 unvested $0.40 options and 150,000 $0.28 options were cancelled. On June 13, 2015, 90 days from the date of his resignation, the remaining vested options expired unexercised.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at June 18, 2015 concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Name	Number of Shares of Common Stock Owned		Percent of Class
Ron Tremblay	18,806,000	*	9.4%

______________

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

Shares Held in the United States

As of June 18, 2015, there were approximately 453 registered holders of the Company’s shares in the United States, with combined holdings of 70,384,067 common shares.

Change of Control

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement.

Pursuant to the SciVac Arrangement, shareholders of the Company will receive one new common share of the Company (each a "New Levon Share") and 0.5 of a common share (each, a "Spinco Share") of 1027949 BC Ltd., a newly formed exploration company ("Spinco") in exchange for each common share of the Company (each a "Levon Share") held by them. If and when the SciVac Arrangement closes, shareholders of the Company will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac shares holding the remaining 68.4% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, the Company will retain $27 million in cash. All other assets and liabilities of Levon will be transferred to or will be assumed by Spinco.

For further information regarding the SciVac Arrangement See “Item 4. Information on the Company – B. Business Overview, Significant Acquisitions and Significant Dispositions”.

As of June 18, 2015, there were no other arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B. Related Party Transactions

During the year ended March 31, 2015, $320,386 (2014 - $372,154) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company related by way of common management and directors. The Company holds 16.67% of Oniva as part of a cost sharing arrangement with five other reporting issuers owned by the Company and five other reporting issuers having common directors. Under the agreement, the Company reimburses Oniva a variable percentage of its overhead expenses, pays 100% of its out-of-pocket expenses incurred on behalf of the Company, and pays a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party, and was terminated by the Company as at March 31, 2015 and subsequent to March 31, 2015, the Company is no longer a shareholder of Oniva.

Management transactions

The Company has identified its directors and certain senior officers (CEO, VP Exploration, CFO and corporate secretary) as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2015 and 2014 are as follows:

	2015	2014
Salaries and benefits	$84,264	$98,308
Consulting and management fees	809,190	680,000
Share-based payments	1,032,042	49,381
Directors’ fees	160,500	97,500
	$2,085,996	$925,189

During the year ended March 31, 2015, share-based payments paid to management personnel increased by $992,426 from $39,616 during the year ended March 31, 2014 to $1,032,042 during the year ended March 31, 2015. The increased share-based payments in the current year reflects stock options granted to key management during the year on October 21, 2014 vesting over one year, as well as the impact of stock options granted late in the prior year on March 10, 2014, to key management vesting over two years.

The Company also has commitments related to change in control provisions to the CEO and VP Exploration (see ““Item 6. Directors, Senior Management, Employees – B. Compensation, 5) Termination and Change of Control Benefits”).

Due to related parties consists of the following:

	March 31, 2015	March 31, 2014
Chevillion Exploration (i)	$-	$3,579
Coral Gold Resources Ltd. (ii)	58,774	43,582
Great Thunder Gold Corp. (ii)	999	787
Oniva International Services Corp.(iii)	-	33,718
	$59,733	$81,666

___________

(i)	Chevillion Exploration is a private company controlled by a director and officer of the Company.
(ii)

Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors. The increase to the amount payable held in USD as at March 31, 2015 as compared with March 31, 2014 is due to changes in the foreign exchange rate.

(iii)	Oniva is a private company related by way of common management and directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received. Amounts owing to related parties are unsecured, without interest or stated terms of repayment.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report;
•	Consolidated Statements of Financial Position as at March 31, 2015 and March 31, 2014;
•	Consolidated Statement of Operations and Comprehensive Loss, change in shareholders’ equity and cash flows for the years ended March 31, 2015, 2014 and 2013;
•	Notes to Financial Statements for the years ended March 31, 2015, 2014 and 2013.

The following financials statements of SciVac are incorporated herein by reference to Schedule 1 Appendix F (pages F-74 through F-105) of the Company’s Information Circular as previously furnished to the SEC as Exhibit 99.2 to our Form 6-K on May 12, 2015:

•	Auditors’ Report;
•	Consolidated Statements of Financial Position as at December 31, 2014 and 2013
•	Consolidated Statements of Profit or Loss and Other Comprehensive Income as at December 31, 2014, 2013 and 2012
•	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012
•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and
•	Notes to the Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012.

The financial statements of SciVac have been prepared in accordance with IFRS as issued by the IASB which differ in certain respects from the principles SciVac would have followed had its consolidated financial statements been prepared in accordance with US GAAP. All amounts presented in the SciVac financial statements are in U.S. dollars.

The following unaudited pro forma financial statements of the Company and SciVac:

•	Unaudited Pro Forma Consolidated Statement of Financial Position as at March 31, 2015
•	Unaudited Pro Forma Consolidated Statement of Income for the year ended March 31, 2015;
•	Notes to the unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated statement of financial position has been prepared assuming the SciVac Arrangement had occurred on March 31, 2015 and the unaudited pro forma consolidated statements of income has been prepared assuming the SciVac Arrangement had occurred at April 1, 2014.

The unaudited pro forma consolidated financial statements have been prepared in accordance with the Company’s and SciVac’s accounting policies. There are no material differences in accounting policies between SciVac and Levon.

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

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Price History of Stock

The common shares of Levon are listed on the Toronto Stock Exchange under the symbol "LVN", and the Frankfurt Stock Exchange under the symbol “L09” and are quoted for trading in the United States on the OTCQX. Levon commenced quotations on OTCQX under the ticker “LVNVF” on May 15, 2014.

As of June 18, 2015, there were 453 holders of record in the United States holding 70,384,067 of the Company’s common shares representing 54.78% of the total number of shareholders, and approximately 30.38% of the total number of common shares issued. The common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Valiant Trust Company in the City of Vancouver, the registrar and transfer agent for our common shares.

The following table sets forth the high and low prices expressed in Canadian dollars on the Toronto Stock Exchange and TSX Venture Exchange in Canada and in United States dollars on the over-the-counter markets and OTCQX in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX-V/TSX (Canadian Dollars)				OTC/OTCQX (United States Dollars)
Last Five Fiscal Years	High		Low		High	Low
2015	0.495		0.20		0.401	0.176
2014	0.44		0.17		0.415	0.1655
2013	0.72		0.31		0.707	0.301
2012	2.38	*	0.66	*	2.48	0.66
2011	2.08		0.50		2.10	0.52

2014- 2015	High		Low		High	Low
Fourth Quarter ended March 31, 2015	0.495		0.24		0.401	0.20
Third Quarter ended December 31, 2014	0.325		0.20		0.285	0.176
Second Quarter ended September 30, 2014	0.46		0.21		0.40	0.1874
First Quarter ended June 30, 2014	0.295		0.215		0.27	0.192

2013- 2014	High		Low		High	Low
Fourth Quarter ended March 31, 2014	0.41		0.245		0.367	0.226
Third Quarter ended December 31, 2013	0.33		0.17		0.324	0.1655
Second Quarter ended September 30, 2013	0.44		0.23		0.415	0.214
First Quarter ended June 30, 2013	0.38		0.215		0.37	0.213

Last Six Months	High		Low		High	Low
June 2015 (through June 18, 2015)	0.53		0.48		0.438	0.3906
May 2015	0.495		0.42		0.42	0.3487
April 2015	0.57		0.44		0.45	0.37
March 2015	0.495		0.395		0.401	0.309
February 2015	0.44		0.28		0.346	0.2261
January 2015	0.305		0.24		0.255	0.20
December 2014	0.28		0.27		0.25	0.197

____________

*	The Company listed on the Toronto Stock Exchange on February 23, 2012 under the symbol “LVN”
**	The Company listed on the OTCQX on May 15, 2014 under the symbol “LVNVF”

The above quotations related to the OTC market and OTCQX in the United States reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in our common shares and making it difficult for investors to readily sell their shares in the open market. See the section entitled “Item 3. Key Information – D. Risk Factors” above.

B. Plan of Distribution

Not Applicable.

C. Markets

The common shares of Levon are listed on the Toronto Stock Exchange under the symbol "LVN", the Frankfurt Stock Exchange under the symbol “L09” and are quoted for trading in the United States on the OTCQX under the symbol "LVNVF".

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

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Actor by the Memorandum or the Articles, required to be exercised by the Company in a general meeting.

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

C. Material Contracts

Except for contracts made in the ordinary course of business, the only material contract of the Company is the Arrangement Agreement relating to the Arrangement as described under “Item 4. Information on the Company, B. Business Overview, Significant Acquisitions and Significant Dispositions”.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

The Company believes that it was classified as a PFIC during the tax year ended March 31, 2015, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders who use the accrual method are subject to different rules. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 500, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

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

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

(a)  Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash, cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk and maximum exposure thereto, is as follows:

	March 31, 2015	March 31, 2014

Cash and cash equivalents held at major financial institutions
Canada	$33,857,365	$41,644,257
Mexico	68,955	41,519

	33,926,320	41,685,776
Reclamation deposits held at a major financial institution
Canada	32,629	32,629
Total	$33,958,949	$41,718,405

(b)  Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has sufficient current assets to meet short-term business requirements. At March 31, 2015, the Company had current liabilities of $350,595 (2014 - $275,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)  Market risk

Market risk consists of interest rate risk and foreign currency risk and other price risk. The Company is exposed to interest rate risk and foreign currency risk.

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

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2015 or 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk on monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its cash and cash equivalents, amounts receivable, accounts payable and amounts due to related parties in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	March 31, 2015		March 31, 2014
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$80,797	$5,642,745	$443,193	$201,872
Investments		12,664,286		-
Accounts payable and accrued liabilities	(2,250,007)	(47,129)	(20,862,833)	-
Amounts due to related parties	-	-	-	(39,423)
Net exposure	$(1,469,210)	$18,259,902	$20,419,640	$162,449
Canadian dollar equivalent	$(122,224)	$23,159,034	$(1,728,523)	$179,555

Based on the net US dollar denominated asset and liability exposures as at March 31, 2015, a 6% (2014 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s losses by approximately $425,000 (2014 - $11,000) and other comprehensive income by approximately $963,727 (2014 - $nil).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2015, a 8% (2014 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s losses by approximately $10,000 (2014 - $138,000).

(d)  Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices. A 5% fluctuation in market prices will impact other comprehensive income by $633,214 (2014 – immaterial).

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. to D.

None.

E. Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of March 31, 2015. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015. This evaluation was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control-Integrated Framework. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at March 31, 2015, and management’s assessment did not identify any material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable. As at March 31, 2015, the Company exited accelerated filer status and is a non-accelerated filer exempt from obtaining auditor attestation on internal controls over financial reporting.

D. Changes in Internal Control Over Financial Reporting

During the year ended March 31, 2015 and subsequent to that date, the Company experienced certain changes of personnel operating in financial reporting. However, based upon their evaluation of our controls, our CEO and CFO have concluded that there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our directors have committed that they will comply at all times with the principles set forth in this Code and they expect each of our officers and employees to do likewise. The Company has posted the Code on its website at www.levon.com. There were no amendments to or waivers granted from any provision of the Code during the fiscal year ended March 31, 2015.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the years ended March 31, 2015, 2014 and 2013 was Smythe Ratcliffe LLP, Chartered Accountants.

Audit Fees

The aggregate fees billed by Smythe Ratcliffe LLP for the audit of the Company’s year ended March 31, 2015 was $47,250 (March 31, 2014: $55,000).

Audit-Related Fees

The aggregate fees billed for audit-related fees by Smythe Ratcliffe LLP for the year ended March 31, 2015 were $20,000 at the date of this Annual Report (March 31, 2014: $Nil) relating to the audit of a subsidiary and review of the Company’s interim and pro forma financial statements prepared for regulatory filings in connection with the SciVac Arrangement.

Tax Fees

The aggregate fees billed for tax compliance and tax advice rendered by Smythe Ratcliffe LLP during the fiscal year ended March 31, 2015 was $6,000 at the date of this Annual Report (March 31, 2014: $5,000). The services comprising these fees include compliance service with respect to Canadian tax filings.

All Other Fees

Other than referred to above, the aggregate fees billed for any other professional services rendered by Smythe Ratcliffe LLP for the year ended March 31, 2015 was $Nil (March 31, 2014: $Nil; March 31, 2013: $Nil).

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2015. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrants Certifying Accountant

None.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended March 31, 2015, our U.S. exploration properties were not subject to regulation by the MSHA under the Mine Act.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The following Financial Statements pertaining to the Company are filed as part of this Annual Report:

The following financials statements of SciVac are filed as a part of this Annual Report by being incorporated herein by reference to Schedule 1 Appendix F (pages F-74 through F-105) of the Company’s Information Circular as previously furnished to the SEC as Exhibit 99.2 to our Form 6-K on May 12, 2015:

Auditors’ Report;

Consolidated Statements of Financial Position as at December 31, 2014 and 2013

Consolidated Statements of Profit or Loss and Other Comprehensive Income as at December 31, 2014, 2013 and 2012

Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and

Notes to the Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012.

The financial statements of SciVac have been prepared in accordance with IFRS as issued by the IASB which differ in certain respects from the principles SciVac would have followed had its consolidated financial statements been prepared in accordance with US GAAP. All amounts presented in the SciVac financials statements are in U.S. dollars.

The following unaudited pro forma financial statements of the Company and SciVac are filed as a part of this Annual Report:

Unaudited Pro Forma Consolidated Statement of Financial Position	149

Unaudited Pro Forma Consolidated Statement of Income	150

Notes to the unaudited pro forma consolidated financial statements	151

The unaudited pro forma consolidated statement of financial position has been prepared assuming the SciVac Arrangement had occurred on March 31, 2015 and the unaudited pro forma consolidated statements of income has been prepared assuming the SciVac Arrangement had occurred at April 1, 2014.

The unaudited pro forma consolidated financial statements have been prepared in accordance with the Company’s and SciVac’s accounting policies. There are no material differences in accounting policies between SciVac and Levon

Item 19. Exhibits

Exhibit Number	Name

1.1	Notice of Articles of Levon Resources Ltd.(1)

1.2	Articles of Levon Resources Ltd. (2)

4.1	Arrangement Agreement (3)

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1

All information under the section heading “The Arrangement” on pages 27-56 of the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Optionholders of Levon on June 3, 2015 which is incorporated in this Annual Report by reference (4)

15.2

Appendices A, B, F, G and H to the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Optionholders of Levon on June 3, 2015 which are incorporated in this Annual Report by reference (4)

15.3

The financials statements of SciVac Ltd. contained in Schedule 1 Appendix F (pages F-74 through F-105) of the Company’s Management Information Circular dated May 1, 2015 relating to the Special Meeting of Shareholders and Optionholders of Levon on June 3, 2015 which are incorporated in this Annual Report by reference (4)

_______________

(1) Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on July 5, 2012

(2) Previously filed as an exhibit to the Registrant’s annual report on Form 20-F on November 4, 2005

(3) Previously furnished as Exhibit 99.1 on the Registrant’s Form 6-K on June 9, 2015.

(4) Previously furnished as a part of Exhibit 99.2 on the Registrant’s Form 6-K on May 12, 2015

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanying financial statements of Levon Resource Ltd., which comprise the consolidated as at March 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2015 and 2014, and its financial performance and cash flows for the years ended March 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Note 18 to the consolidated financial statements describes the restructuring of the Company approved by the shareholders subsequent to March 31, 2015. As a result, the Company’s business will change and the interest held by Levon Resources Ltd. shareholders will result in each shareholder owning shares of two separate entities.

Chartered Accountants

Vancouver, British Columbia, Canada

June 18, 2015

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

March 31

	2015	2014

ASSETS
Current
Cash and cash equivalents	$33,926,320	$41,685,776
Amounts receivable	53,509	43,511
Prepaid expenses	67,059	52,414
Investments (Note 5)	16,062,348	291
	50,109,236	41,781,992
Non-current assets
Reclamation deposits (Note 6)	32,629	32,629
Amounts receivable (Note 7)	2,751,086	3,051,668
Exploration and evaluation assets (Note 8)	50,000,000	128,763,649
Property and equipment (Note 9)	79,850	106,248
Total Assets	$102,972,801	$173,736,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$290,822	$193,365
Due to related parties (Note 12)	59,773	81,666

Total Liabilities	350,595	275,031

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	237,731,054	230,664,826
Reserves (Note 11)	16,630,525	15,498,406
Accumulated other comprehensive income (loss)	4,323,444	(26,519)
Deficit	(156,062,817)	(72,675,558)

Total Equity	102,622,206	173,461,155

Total Liabilities and Shareholders’ Equity	$102,972,801	$173,736,186

Approved on behalf of the Board:

By:	/s/ “Gary Robertson”
Gary Robertson
Director

/s/ “Ron Tremblay”
Ron Tremblay
Director

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Years ended March 31

	2015	2014	2013

Expenses
Consulting and management fees (Note 12)	$948,819	$732,234	$679,691
Depreciation (Note 9)	15,077	20,792	35,487
Directors' fees (Note 12)	160,500	97,500	101,000
Exploration (Note 8)	1,089,241	3,946,833	4,718,354
General exploration (Note 8e)	368,039	-	-
Listing and filing fees	112,652	95,448	82,773
Office, occupancy and miscellaneous	190,409	173,735	128,714
Professional fees	245,784	155,866	87,965
Salaries and benefits (Note 12)	208,557	236,828	239,799
Share-based payments (Notes 11 and 12)	1,334,525	103,306	1,023,915
Shareholder relations and promotion	299,202	217,133	217,157
Transaction costs (Note 18)	597,656	-	-
Travel	272,376	68,043	193,507

	(5,842,837)	(5,847,718)	(7,508,362)
Impairment of exploration and evaluation assets (Note 8)	(78,763,649)	-	-
Impairment of convertible debenture (Note 4)	(1,084,589)	-	-
Gain on disposal of investment	-	1,882	-
Interest income	628,952	609,773	473,526
Foreign exchange gain	842,482	157,665	265,329

Loss Before Income Taxes	(84,219,641)	(5,078,398)	(6,769,507)

Deferred Income Tax Recovery (Note 15)	641,660	-	-

Net Loss for Year	(83,577,981)	(5,078,398)	(6,769,507)

Other Comprehensive Loss
Items that will be reclassified to net loss
Unrealized gain (loss) on investments (Note 5)	4,991,623	(1,023)	(3,733)
Deferred income tax expense (Note 15)	(641,660)	-	-

Total Comprehensive Loss for Year	$(79,228,018)	$(5,079,421)	$(6,773,240)

Loss Per Share, Basic and Diluted	$(0.39)	$(0.03)	$(0.03)

Weighted Average Number of Common Shares Outstanding	213,838,998	199,854,423	199,810,861

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

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

Transfer of reserves on expiry of options	-	-	(847,981)	-	847,981	-
Share-based payments	-	-	103,306	-	-	103,306
Net loss for the year	-	-	-	-	(5,078,398)	(5,078,398)
Unrealized loss on investments	-	-	-	(1,023)	-	(1,023)
Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for options	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Shareholders’ Equity

Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

Common shares issued for cash:
Private placement	31,400,000	7,040,000	-	-	-	7,040,000
Share issuance costs	110,000	(47,284)	11,828	-	-	(35,456)
Exercise of stock options	200,000	50,000	-	-	-	50,000
Transfer of cancelled warrants	-	-	(11,828)	-	11,828	-
Transfer of exercised options	-	23,512	(23,512)	-	-	-
Transfer of expired options	-	-	(178,894)	-	178,894	-
Share-based compensation	-	-	1,334,525	-	-	1,334,525
Net loss for the year	-	-	-	-	(83,577,981)	(83,577,981)
Deferred income tax expense	-	-	-	(641,660)	-	(641,660)
Unrealized gain on investments	-	-	-	4,991,623	-	4,991,623
Balance, March 31, 2015	231,564,423	$237,731,054	$16,630,525	$4,323,444	$(156,062,817)	$102,622,206

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended March 31

	2015	2014	2013

Operating Activities
Net loss	$(83,577,981)	$(5,078,398)	$(6,769,507)
Items not involving cash:
Depreciation	29,939	33,674	36,469
Unrealized foreign exchange loss (gain)	(488,102)	18,108	82,257
Share-based payments	1,334,525	103,306	1,023,915
Gain on disposal of investments	-	(1,882)	-
Interest income accrued	(308,250)	-	-
Impairment of exploration and evaluation assets	78,763,649	-	-
Impairment of convertible debenture	1,084,589	-	-
Deferred income tax recovery	(641,660)	-	-

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	275,939	(556,569)	(484,768)
Accounts payable and accrued liabilities	46,995	30,680	(225,967)
Due to related parties	28,569	5,690	(238,179)

Cash Used in Operating Activities	(3,451,788)	(5,445,391)	(6,575,780)

Investing Activities
Acquisition of exploration and evaluation assets	-	(2,161,690)	(2,041,998)
Equipment acquisitions	(3,541)	(5,493)	(75,040)
Purchase of convertible debenture	(1,000,000)	-	-
Proceeds on disposition of investment	-	4,544	-
Purchase of investment	(11,097,010)	-	-

Cash Used In Investing Activities	(12,100,551)	(2,162,639)	(2,117,038)

Financing Activity
Issue of share capital for cash, net of issuance costs	7,054,544	-	35,000

Cash Provided by Financing Activity	7,054,544	-	35,000

Foreign Exchange Effect on Cash	738,339	(18,108)	(82,257)
Outflow of Cash and Cash Equivalents	(7,759,456)	(7,626,138)	(8,740,075)
Cash and Cash Equivalents, Beginning of Year	41,685,776	49,311,914	58,051,989

Cash and Cash Equivalents, End of Year	$33,926,320	$41,685,776	$49,311,914

Cash and Cash Equivalents Consists of:
Cash	$4,206,389	$3,502,385	$23,266,236
Term deposits	29,719,931	38,183,391	26,045,678
	$33,926,320	$41,685,776	$49,311,914
Supplemental Cash Flow Information
Interest received	$286,139	$458,242	$412,121
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

Levon Resources Ltd. (the “Company” or “Levon”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date. The address of the Company’s registered office is Suite 500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

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

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the "SciVac Arrangement"). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a next generation hepatitis B vaccine (Note 18).

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

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 18, 2015.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary assets and liabilities that are denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

2.	BASIS OF PRESENTATION (Continued)

Significant accounting judgments and estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are as follows.

Critical accounting judgments

(a)	Realization of exploration and evaluation assets and impairment

The investment in exploration and evaluation assets on the Cordero Sanson Property (“Cordero”) comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, obtaining drill results that support an economically viable mining operation, the attainment of successful production from the properties or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

At March 31, 2015, there were indicators that suggest that the Company’s investment in exploration and evaluation assets on the Cordero project is impaired, and as such, the Company recognized an impairment (Note 8).

(b)	Functional currency

The determination of the functional currency for the Company and each of its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

2.	BASIS OF PRESENTATION (Continued)

Significant accounting judgments and estimates (Continued)

Critical accounting estimates

(c)	Valuation of derivative financial instruments

The valuation of the Company’s derivative financial instruments involves estimation and judgment by management. In determining these amounts, the Company uses option pricing models or other valuation techniques. Changes in these assumptions and estimates can have an impact to the relevant charge to the consolidated statements of operations and comprehensive loss. The Company estimated a value of $nil for the option to convert the convertible senior secured debenture into common shares (Note 4).

(d)	Environmental

The Company assesses its provisions for environmental rehabilitation on an annual basis or when new material information becomes available. Provisions for environmental rehabilitation require management to make estimates of the future costs of the work required to comply with legal or constructive obligations. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of work required to be performed, which could materially impact the amounts charged to operations for provisions for environmental rehabilitation.

At March 31, 2015 and 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(e)	Impairment of marketable securities

Management assesses at the end of each reporting period whether there had been any other-than-temporary impairment on its investments, using objective evidence to determine if the marketable securities are impaired. Listed prices on public stock exchanges are used to determine if the fair value is at a significant and prolonged decline below the historical cost of the marketable securities.

At March 31, 2015 and 2014, there are no indications that suggest that the Company’s marketable securities are impaired.

(f)	Recoverability of amounts receivable

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

The Company is corresponding with the Mexican government to recover the Mexican value added tax and the estimate is based on the amount of eligible expenditures calculated by management. Actual amount receivable from the government may be lower. At March 31, 2015 and 2014, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

2.	BASIS OF PRESENTATION (Continued)

Significant accounting judgments and estimates (Continued)

Critical accounting estimates (Continued)

(g)	Valuation of share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

(h)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant changes in estimates during the fourth quarter of the year ended March 31, 2015 are discussed in Notes 4 and 8.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The functional currency of the Company’s subsidiaries is the Canadian dollar.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia, Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration
1027949 BC Ltd.	Canada	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

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

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

All financial assets, except for those at FVTPL, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

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

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

Impairment

At each reporting date, the carrying amounts of the Company’s exploration and evaluation assets and property and equipment are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and revegetation of affected areas.

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

Share-based payments

The stock option plan described in Note 10 allows the Company's directors, employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Accounting policies adopted

Effective April 1, 2014, the Company adopted the amendment to IAS 36 Impairment of Assets, which requires additional disclosure on the recoverable amounts of an impaired CGU. The adoption of this amendment is reflected in the disclosure in the consolidated financial statements for the year ended March 31, 2015.

New accounting standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been issued by the IASB, but are not effective for the year ended March 31, 2015. All of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below. The Company is currently assessing the impact, if any, of the standards on its consolidated financial statements and have not early-adopted any of the new requirements.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted (Continued)

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (2014) is the finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics.
•

The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company's annual periods beginning on April 1, 2018.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

Amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to:

•	Clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment
•

Introduce a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated

•

Add guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

Applicable to the Company’s annual periods beginning on April 1, 2017.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

4.	CONVERTIBLE DEBENTURE

On June 19, 2014, the Company entered into an agreement for a convertible senior secured debenture (the “Debenture”) with a private arm’s length company (the “Borrower”). The principal amount is $1,000,000 and bears interest of 10% per annum with a maturity date of March 31, 2016. The Debenture will be convertible at the Company’s option into common shares that will be issued to result in a 50% interest in the Borrower at any time up to, but no later than, the maturity date. As at March 31, 2015, $1,000,000 has been advanced to the Borrower and $84,589 in interest income has been accrued. The Debenture is secured by an interest over all the assets of the Borrower. A value of $nil was recognized for the option to convert, which is accounted for as a separate derivative, at initial recognition given the early stage of the Borrower.

As at March 31, 2015, the Company determined that there was insufficient information available to support a reliable estimate of a recoverable amount of the Debenture and therefore recorded in the consolidated statements of operations and comprehensive loss an impairment against the full balance of the convertible debenture including $84,589 of accrued interest.

5.	INVESTMENTS

At March 31, 2015, the Company held investments as follows:

	Quantity of Common Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Pershing Gold Corporation (1)(2)	35,178,572	$11,097,010	$4,965,104	$16,062,114
Great Thunder Gold Corp.	11,632	26,811	(26,577)	234
Balance, March 31, 2015		$11,123,821	$4,938,527	$16,062,348

(1) During the year ended March 31, 2015, the Company purchased a 9.9% interest in Pershing Gold Corporation (“Pershing”) by acquiring 35,178,572 shares of common stock at US dollars (“USD”) of $0.28 per share for an aggregate amount of USD $9,850,000. Pershing’s common stock is traded on the OTCQB under the symbol PGLC.

(2) On June 18, 2015, Pershing effected a reverse stock split of its common shares at a ratio of 1-for-18 and the Company now holds 1,954,366 common shares in Pershing.

At March 31, 2014, the Company held investments as follows:

	Quantity of Common Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Great Thunder Gold Corp.	11,632	$26,811	$(26,520)	$291

During the year ended March 31, 2014, the Company sold 2,200 shares of Avino Silver & Gold Mines Ltd. for $4,544 and recognized a gain on disposition of $1,882.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

6.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 29, 2015 to January 13, 2016 and interest rates at 1.00%. These deposits are renewed annually.

7.	AMOUNTS RECEIVABLE

The Company is corresponding with the Mexican government to recover the Mexican value added tax. During the year ended March 31, 2015, the Company recovered Mexican value added tax of approximately $656,000. At March 31, 2015, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

8.	EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition expenditures:

Cordero
Balance, March 31, 2013	$126,601,959
Additions during the year	2,161,690
Balance, March 31, 2014	128,763,649
Impairment	(78,763,649)
Balance, March 31, 2015	$50,000,000

Subsequent to the year ended March 31, 2015, the Company obtained an opinion of value on Cordero. It was determined that the recoverable value of the project based on fair value less costs to sell is approximately $50,000,000 using a median of three valuation methods, including adjusted appraised value based on historical costs, comparables approach based on resource value and attributed share of market capitalization as secondary corroboration. Key assumptions in the adjusted appraised value include the amount that historical expenditures have added to the project value and the market to book value ratio estimate. Key assumptions in the comparables approach include the percentage taken of published median metal prices of deposits with contained metal reflecting Cordero’s resource estimates and grades.

The fair value estimated is in accordance with Level 3 of the fair value hierarchy. As such, the Company recognized an impairment of $78,763,649.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

The Company incurred the following exploration expenditures, which were expensed in the consolidated statements of operations and comprehensive loss for the years ended March 31, 2015, 2014 and 2013:

Cordero (Note 8c)	2015	2014	2013

Assays	$43,682	$371,501	$381,036
Drilling and exploration	54,701	1,930,792	1,050,438
Geological and management services	568,700	847,281	2,239,723
Machinery rental	-	170,356	216,471
Mining rights	196,504	123,574	117,148
Payroll and general supplies	195,315	219,031	240,365
Professional fees	-	126,806	111,627
Travel	30,339	129,472	-
Waste collection	-	28,020	64,108
Water well construction	-	-	297,438
Balance, March 31	$1,089,241	$3,946,833	$4,718,354

(a)	Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing.

(c)	Cordero Sanson

The Cordero property is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

(d)	Other claims include the Eagle, Ruf and Norma Sass, and Wayside, as described below:

(i)	Eagle claims

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Gold Resources Inc., a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of USD $1,250,000.

(iii)	Wayside claims

The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

(e)	During the year ended March 31, 2015, the Company also incurred general exploration expenditures of $368,039 (2014 - $nil; 2013 - $nil) in relation to due diligence and exploration on mining projects.

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

9.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2013	$11,493	$33,950	$54,976	$101,948	$202,367
Additions	-	-	-	5,493	5,493
Balance at March 31, 2014	11,493	33,950	54,976	107,441	207,860
Additions	3,541	-	-	-	3,541
Balance at March 31, 2015	$15,034	$33,950	$54,976	$107,441	$211,401

ACCUMULATED DEPRECIATION
Balance at March 31, 2013	$4,859	$13,524	$13,676	$35,879	$67,938
Depreciation	1,203	3,869	3,607	24,995	33,674
Balance at March 31, 2014	6,062	17,393	17,283	60,874	101,612
Depreciation	978	3,095	2,525	23,341	29,939
Balance at March 31, 2015	$7,040	$20,488	$19,808	$84,215	$131,551

CARRYING AMOUNTS
At March 31, 2014	$5,431	$16,557	$37,693	$46,567	$106,248
At March 31, 2015	$7,994	$13,462	$35,168	$23,226	$79,850

For the year ended March 31, 2015, depreciation of $15,077 (2014 - $20,792; 2013 - $35,487) was expensed as depreciation expense and the remaining balance of $14,862 (2014 - $12,882; 2013 - $982) was expensed as exploration expenditures.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

10.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

During the year ended March 31, 2015:

•

200,000 stock options with an exercise price of $0.25 were exercised for proceeds of $50,000. The Company reallocated the fair value of these options previously recorded in the amount of $23,512 from reserve for options to share capital.

•	27,000,000 shares were issued pursuant to a private placement at $0.22 per share for proceeds of $5,940,000 (USD $5,400,000).

•

4,400,000 shares were issued pursuant to a private placement at $0.25 per share for proceeds of $1,100,000 (USD $1,000,000). In connection with the placement, the Company paid $28,493 (USD $25,000) cash, and issued 110,000 common shares and 132,000 share purchase warrants. Each warrant is exercisable at a price of $0.26 for a period of 12 months. The warrants were subsequently cancelled during the year, and the value of $11,828 was transferred from reserve to deficit.

There were no share transactions during the year ended March 31, 2014.

During the year ended March 31, 2013, 100,000 stock options were exercised for gross proceeds of $35,000. The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserve for options to share capital.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

10.	SHARE CAPITAL (Continued)

Share purchase warrants

For the years ended March 31, 2015 and 2014, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2013	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, March 31, 2014	-	-
Granted	132,000	$0.26
Cancelled	(132,000)	$0.26
Balance, March 31, 2015	-	-

The fair value of warrants granted was calculated using the Black-Scholes option pricing model with following weighted average assumptions:

	2015	2014
Weighted average assumptions:
Fair value of warrants at grant date	$0.09	-
Risk-free interest rate	0.98%	-
Expected dividend yield	-	-
Expected warrant life (years)	1.00	-
Expected share price volatility	95.70%	-

Expected volatility is based on historical price volatility to the extent of the expected life of the warrant.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

10.	SHARE CAPITAL (Continued)

Stock options

The Company established a rolling stock option plan in 2011 that was amended and restated by shareholders on September 21, 2012 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The stock option plan provides for the vesting of stock options over a period of one year or as otherwise determined by the Company’s Board of Directors at the time of the grant. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the years ended March 31, 2015 and 2014, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2013	14,680,000	$0.84
Granted	4,885,000	$0.41
Expired	(1,075,000)	$1.25
Stock options outstanding, March 31, 2014	18,490,000	$0.72
Granted	4,075,000	$0.28
Exercised	(200,000)	$0.25
Expired	(450,000)	$0.67
Stock options outstanding, March 31, 2015	21,915,000	$0.64

A summary of stock options outstanding and exercisable as at March 31, 2015 and 2014 are as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

April 28, 2014	$0.25	-	225,000	-	225,000
January 28, 2015	$0.70	-	200,000	-	200,000
July 15, 2015	$0.75	-	100,000	-	25,000
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,285,000	3,285,000	3,285,000
March 25, 2016	$0.75	7,920,000	7,920,000	7,920,000	7,920,000
October 3, 2016	$1.50	25,000	25,000	25,000	25,000
October 3, 2016	$0.75	200,000	200,000	200,000	200,000
November 26, 2015	$0.75	100,000	100,000	100,000	62,500
November 26, 2015	$1.00	200,000	200,000	200,000	125,000
November 26, 2015	$1.25	200,000	200,000	200,000	125,000
May 15, 2017	$1.00	750,000	750,000	750,000	750,000
June 7, 2017	$1.00	50,000	100,000	50,000	100,000
March 10, 2019	$0.40	4,710,000	4,785,000	2,355,000	-
October 21, 2019	$0.28	4,075,000	-	1,018,750	-
		21,915,000	18,490,000	16,503,750	13,442,500

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

11.	SHARE-BASED PAYMENTS

During the year ended March 31, 2015, the Company granted 4,075,000 stock options with an exercise price of $0.28 and a life of five years to directors, officers, employees and consultants of the Company; 25% of the options vest every three months.

During the year ended March 31, 2014, the Company granted 4,885,000 stock options exercisable ranging from $0.40 to $0.75 and ranging from a life of two to five years to directors, officers, employees and consultants of the Company; 25% of the options vest every six months.

During the year ended March 31, 2013, the Company granted 1,350,000 stock options exercisable ranging from $0.75 to $1.25 and ranging from a life of three to five years to directors, officers, employees and consultants of the Company; 25% of the options vest every three months.

The Company recorded share-based payments of $1,334,525 (2014 - $103,306; 2013 - $1,023,915) on options issued, which vested during the year.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options revalued, vested and granted to officers, directors, consultants and employees was calculated using the Black-Scholes option pricing model with following weighted average assumptions:

	2015	2014	2013
Weighted average assumptions:
Fair value of options at grant date	$0.20	$0.21	$0.26
Risk-free interest rate	1.47%	1.62%	1.34%
Expected dividend yield	-	-	-
Expected option life (years)	4.93	4.94	4.26
Expected share price volatility	87.76%	87.94%	103.57%
Share price	$0.31	$0.33	$0.50
Expected forfeitures	-	-	-

Expected volatility is based on historical price volatility to the extent of the expected life of the option.

12.	RELATED PARTY TRANSACTIONS

Due to related parties consists of the following:

	2015	2014
Chevillon Exploration (i)	$-	$3,579
Coral Gold Resources Ltd. (ii)	58,774	43,582
Great Thunder Gold Corp. (ii)	999	787
Oniva International Services Corp. (iii)	-	33,718
	$59,773	$81,666

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

12.	RELATED PARTY TRANSACTIONS (Continued)

(i)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(ii)

Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors. The increase to the amount payable held in USD as at March 31, 2015 as compared with March 31, 2014 is due to changes in the foreign exchange rate.

(iii)

Oniva International Services Corp. (“Oniva”) is a private company related by way of common management and directors. The Company holds 16.67% of Oniva as part of a cost-sharing arrangement with five other reporting issuers. Under the agreement, the Company reimburses Oniva a variable percentage of its overhead expenses, pays 100% of out-of-pocket expenses incurred on behalf of the Company, and pays a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party, and was terminated as at March 31, 2015 and subsequent to March 31, 2015, the Company is no longer a shareholder of Oniva.

During the year ended March 31, 2015, $320,386 (2014 - $372,154) was charged by Oniva to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits.

Related party transactions are measured at the estimated fair values of the services provided or goods received. Amounts owing to related parties are unsecured, without interest or stated terms of repayment.

Management transactions

The Company has identified its directors and certain senior officers (CEO, VP Exploration, CFO and corporate secretary) as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2015 and 2014 are as follows:

	2015	2014
Salaries and benefits	$84,264	$98,308
Consulting and management fees*	809,190	680,000
Share-based payments	1,032,042	49,381
Directors’ fees	160,500	97,500
	$2,085,996	$925,189

____________

* Includes amounts paid to the CEO, CFO, and VP Exploration of the Company, recorded in consulting and management fees and exploration expense, respectively. The Company also has commitments related to change in control provisions to the CEO and VP Exploration (Note 18).

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

13.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	2015	2014
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	79,850	106,248
Total Canada	112,479	138,877

Mexico
Exploration and evaluation assets	50,000,000	128,763,649
	$50,112,479	$128,902,526

14.	COMMITMENTS

The Company has entered into consulting agreements with the CEO and VP of Exploration that have expiry dates between May 2015 and April 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	2015	2014
Not later than one year	$780,005	$483,662
Later than one year and no later than five years	1,826,352	1,920,000
	$2,606,357	$2,403,662

In addition, the Company has operating lease agreements with total payments of $16,045 (2014 - $ nil) expiring in 2016.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

15.	INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26% (2014 - 26%: 2013 - 25%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2015	2014	2013

Expected income tax recovery	$21,897,107	$1,320,383	$1,692,377
Non-deductible expenses and other	(20,549,293)	192,181	241,601
Expired or used loss carry-forwards	(88,875)	-	-
Adjustments due to effective tax rate attributable to income taxes in other countries	182,059	(1,669)	657,676
Changes in income tax rates	(3,794)	699,235	(201,150)
Change in foreign exchange on tax assets and liabilities	(24,975)	(142,087)	516,001
Changes in unrecognized benefits	(1,514,715)	(2,068,043)	(2,906,505)
True up of loss carry-forwards and exploration and evaluation assets	744,146	-	-
Income tax recovery (expense)	$641,660	$-	$-

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at March 31, 2015 and 2014 are presented below:

	2015	2014

Deferred income tax assets
Non-capital losses	$641,660	$-
Deferred income tax liabilities
Available-for-sale securities	(641,660)	-

Net deferred income tax liabilities	$-	$-

As at March 31, 2015 and 2014, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2015	2014

Non-capital loss carry-forwards	$28,111,236	$26,636,349
Exploration and evaluation assets	9,323,400	12,747,450
Share issue costs	493,162	681,069
Other	4,140,326	4,124,588

Unrecognized deductible temporary differences	$42,068,124	$44,189,456

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

15.	INCOME TAXES (Continued)

At March 31, 2015, the Company had non-capital losses aggregating approximately $30,465,000. The non-capital losses are available to reduce taxable income of future years expire as follows:

	Canada	Mexico	Total
2015	$-	$49,000	$49,000
2016	451,000	284,000	735,000
2017	-	139,000	139,000
2018	-	152,000	152,000
2019	-	253,000	253,000
2020	-	172,000	172,000
2021	-	837,000	837,000
2022	-	1,370,000	1,370,000
2023	-	4,081,000	4,081,000
2024	-	2,537,000	2,537,000
2027	766,000	-	766,000
2028	642,000	-	642,000
2029	601,000	-	601,000
2030	1,791,000	-	1,791,000
2031	1,646,000	-	1,646,000
2032	2,577,000	-	2,577,000
2033	1,885,000	-	1,885,000
2034	8,943,000	-	8,943,000
2035	1,289,000	-	1,289,000
	$20,591,000	$9,874,000	$30,465,000

16.	FINANCIAL INSTRUMENTS

Financial instruments comprise cash and cash equivalents, amounts receivable (excluding HST and IVA, being Mexican value added tax), convertible debenture, reclamation deposits, investments, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL. Investments are classified as available-for-sale with changes in fair value recorded through other comprehensive income. Amounts receivable (excluding HST and IVA, being Mexican value added tax), and reclamation deposits are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

16.	FINANCIAL INSTRUMENTS (Continued)

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2015	2014

Cash and cash equivalents held at major financial institutions
Canada	$33,857,365	$41,644,257
Mexico	68,955	41,519

	33,926,320	41,685,776
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$33,958,949	$41,718,405

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has sufficient current assets to meet short-term business requirements. At March 31, 2015, the Company had current liabilities of $350,595 (2014 - $275,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

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

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

16.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (Continued)

(ii)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2015 and 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk on monetary assets and liabilities are denominated in foreign currency. The Company is exposed to foreign currency fluctuation related to its cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties in US dollars and Mexican pesos (“MXN”). The Company is also exposed to foreign currency fluctuation on its investments which are securities traded on the OTCQX. A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	2015		2014
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	780,797	$5,642,745	443,193	$201,872
Investments	-	12,664,286	-	-
Accounts payable and accrued liabilities	(2,250,007)	(47,129)	(20,862,833)	-
Amounts due to related parties	-	-	-	(39,423)
Net exposure	(1,469,210)	$18,259,902	(20,419,640)	$162,449
Canadian dollar equivalent	$(122,224)	$23,159,034	$(1,728,523)	$179,555

Based on the net US dollar denominated asset and liability exposures as at March 31, 2015, a 6% (2014 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s losses by approximately $425,000 (2014 - $11,000) and other comprehensive income by approximately $963,727 (2014 - $nil).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2015, an 8% (2014 - 8%) fluctuation in the Canadian/Mexican exchange rates will impact the Company’s losses by approximately $10,000 (2014 - $138,000).

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

16.	FINANCIAL INSTRUMENTS (Continued)

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices. A 5% fluctuation in market prices will impact other comprehensive income by $633,214 (2014 - immaterial).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e)	Classification of financial instruments

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax), accounts payable and due to related parties are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents are comprised of cashable GICs with a maturity of three months or less and interest rates that range from 1.35% to 1.87% and are carried at fair value in accordance with Level 1 of the fair value hierarchy. Investment securities are accounted for at fair value based on quoted market prices in accordance with Level 1 of the fair value hierarchy. The carrying amount of reclamation deposits approximate their fair value in accordance with Level 2 of the fair value hierarchy as the stated rates approximate market rates of interest.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2015.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$33,926,320	$-	$-
Investments	$16,062,348	$-	$-
Reclamation deposits	$-	$32,629	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2014.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$41,685,776	$-	$-
Investments	$291	$-	$-
Reclamation deposits	$-	$32,629	$-

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2015 and 2014

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

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2015. The Company is not subject to external restrictions on its capital.

18.	SUBSEQUENT EVENTS

Subsequent to year-end, the Company entered into an arrangement agreement pursuant to which it will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of the SciVac Arrangement. SciVac is a commercial-stage biotech leader in protein engineering hepatitis B vaccine. Pursuant to the SciVac Arrangement, Levon shareholders will receive one new common share of Levon (each, a "New Levon Share") and 0.5 of a common share (each, a "Spinco Share") of 1027949 BC Ltd., a newly formed exploration company ("Spinco") in exchange for each common share of Levon (each, a "Levon Share") held by them. Upon closing of the SciVac Arrangement, Levon shareholders will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac shares holding the remaining 68.4% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, Levon will retain $27 million in cash. All other assets and liabilities of Levon will be transferred to or will be assumed by Spinco. All stock options outstanding at the effective time shall be surrendered and transferred to Levon and cancelled. Levon will change its name to SciVac Ltd. upon closing of the SciVac Arrangement. The SciVac Arrangement will trigger a change in control provision resulting in severance payments payable to the CEO and COO of the Company in the amounts of USD $1,500,000 and USD $750,000, respectively, pursuant to consulting agreements entered into by Levon with both parties and the severance payments will be paid out of the Company prior to the transfer of all assets and liabilities to Spinco.

On June 3, 2015, the SciVac Arrangement was approved by the shareholders and optionholders of Levon voting as a single class at a special meeting of shareholders and optionholders and, on June 4, 2015, the Supreme Court of British Columbia granted a final order approving the SciVac Arrangement. All parties are working to satisfy the remaining closing conditions to the SciVac Arrangement, which are expected to complete some time before the end of June 2015. On completion of the SciVac Arrangement, the Company will have estimated assets of $33,700,000 and liabilities of $18,600,000. For a detailed estimated financial effect, refer to the Management Information Circular dated May 1, 2015.

Transaction costs incurred as at March 31, 2015 represent legal and consulting fees incurred in relation to the SciVac Arrangement described above.

LEVON RESOURCES LTD.

Pro Forma Unaudited Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

As at and for Year Ended March 31, 2015

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

LEVON RESOURCES LTD.

Unaudited Pro Forma Consolidated Statement of Financial Position

(Expressed in Canadian dollars)

As at March 31, 2015

	Levon Resources Ltd. as at March 31, 2015	SciVac Ltd. as at December 31, 2014	Pro forma adjustments	Note	Pro forma consolidated
	(audited)	(unaudited)	(unaudited)		(unaudited)

ASSETS
Current assets
Cash and cash equivalents	$33,926,320	$497,774	$(6,926,320)	3(a),(c)	$27,497,774
Trade accounts receivable	-	407,845	-		407,845
Inventory	-	2,319,145	-		2,319,145
Investments	16,062,348	-	(16,062,348)	3(a)	-
Other current assets	120,568	607,968	(120,568)	3(a)	607,968
	50,109,236	3,832,732	(23,109,236)		30,832,732

Non-current assets
Long term deposits	-	121,594	-		121,594
Reclamation deposits	32,629	-	(32,629)	3(a)	-
Amounts receivable	2,751,086	-	(2,751,086)	3(a)	-
Exploration and evaluation assets	50,000,000	-	(50,000,000)	3(a)	-
Property and equipment, net	79,850	2,184,885	(79,850)	3(a)	2,184,885
Intangible assets, net	-	575,036	-		575,036
Total Assets	$102,972,801	$6,714,247	$(75,972,801)		$33,714,247

LIABILITIES
Current liabilities
Trade accounts payable	$290,822	$563,637	$(290,822)	3(a)	$563,637
Related parties	59,773	-	(59,773)	3(a)	-
Other current liabilities	-	1,177,938	-		1,177,938
Deferred revenue	-	2,158,286	-		2,158,286
	350,595	3,899,861	(350,595)		3,899,861

Related parties	-	12,386,081	-		12,386,081
Liabilities for severance pay, net	-	34,803	-		34,803
Other long-term financial liabilities	-	2,312,812	-		2,312,812
Total liabilities	350,595	18,636,752	(350,595)		18,636,752

EQUITY
Share Capital	237,731,054	-	(209,726,315)	3(a),(b),(d)	28,004,739
Equity Reserves	16,630,525	59,675,859	(16,630,525)	3(a),(b)	59,675,859
Accumulated Other Comprehensive income (loss)	4,323,444	(1,200,737)	(4,323,444)	3(a),(b)	(1,200,737)
Accumulated Deficit	(156,062,817)	(70,397,628)	155,055,078	3(a),(b),(c),(d)	(71,402,367)
Total Equity	102,622,206	(11,922,506)	(75,622,206)		15,077,494
Total Liabilities and Equity	$102,972,801	$6,714,247	$(75,972,801)		$33,714,247

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

LEVON RESOURCES LTD.

Unaudited Pro Forma Consolidated Statement of Income

(Expressed in Canadian dollars)

For the year ended March 31, 2015

	Levon Resources Ltd. (Year ended March 31, 2015)	SciVac Ltd. (Year ended December 31, 2014)	Pro forma adjustments	Note	Pro forma consolidated
Revenue	$-	3,265,792	-		$2,263,925
Cost of Revenue	-	(4,212,051)	-		(4,221,375)

Gross profit (loss)	-	(946,260)	-		(1,957,449)
General administrative and selling	-	3,106,374	-		2,982,348
Operating and administrative	5,842,837	-	(5,617,837)	3(e)	225,000
Research and development	-	721,936	-		614,262
	5,842,837	3,828,309	(5,617,837)		3,821,610
Loss before other items and taxes	(5,842,837)	(4,774,569)	5,617,837		(5,779,059)
Other Items
Financing costs	-	(2,958,343)	-		(2,958,343)
Interest income	628,952	-	(628,952)	3(a)	-
Listing fees	-	-	(1,004,739)	3(d)	(1,004,739)
Severance expense	-	-	(2,562,075)	3(c)	(2,562,075)
Impairments	(79,848,238)	-	79,848,238	3(a)	-
Foreign exchange gain	842,482	-	(842,482)	3(a)	-
Net Loss Before Income Taxes	(84,219,641)	(7,732,912)	(74,886,715)		(11,448,001)

Income Taxes Benefit	641,660	1,274,205	(641,660)		1,274,205
Net Loss for the period	(83,577,981)	(6,458,706)	(75,528,375)		(10,173,795)
Other comprehensive income	4,393,963	1,162,613	(4,393,963)	3(a)	1,162,613
Total comprehensive loss for the period	$(79,228,018)	$(5,296,094)	$1,362,286		$(9,011,183)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the years ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements have been prepared by management of Levon Resources Ltd. (“Levon”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) from information derived from the financial statements of Levon and SciVac Ltd. (“SciVac”) together with other information available to Levon.

These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Annual Report on Form 20-F of Levon to reflect an arrangement agreement pursuant to which Levon will acquire all of the issued and outstanding common shares of SciVac in exchange for 501,234,384 common shares of Levon (the “Arrangement” or the “Transaction”). Upon completion of the Arrangement, SciVac will become a wholly-owned subsidiary of Levon. Immediately prior to the Arrangement, Levon will undertake a spinco reorganization to transfer all assets and liabilities held by Levon to spinco, other than $27,000,000 in cash that shall be retained in Levon. Each Levon share will be exchanged for one new Levon share and 0.5 of a spinco share, with the result that the Levon shareholders receive the spinco share as a return of capital.

The unaudited pro forma consolidated statement of financial position has been prepared assuming the Transaction had occurred on March 31, 2015 and the unaudited pro forma consolidated statement of income has been prepared assuming the Transaction had occurred at April 1, 2014.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Levon’s and SciVac’s accounting policies, as disclosed in the audited financial statements of SciVac for the year ended December 31, 2014 and Levon’s audited financial statements for the year ended March 31, 2015. There are no material differences in accounting policies between SciVac and Levon.

The unaudited pro forma consolidated financial statements have been compiled from the information derived from and should be read in conjunction with the following financial statements, which are prepared in accordance with IFRS, and included elsewhere in this Form 20-F or incorporated therein by reference:

a) SciVac’s audited financial statements for the years ended December 31, 2014.

b) Levon’s audited financial statements for the year ended March 31, 2015.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Transaction, as described in Note 2. The unaudited pro forma consolidated financial statements are not intended to reflect the financial position of the Company, which would have actually resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from those recorded in the unaudited pro forma consolidated financial statements and the differences may be material.

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the years ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

1.	BASIS OF PRESENTATION (Continued)

Capital Transaction

As a consequence of the Arrangement, the shareholders of SciVac will acquire control over the combined entity. Levon, after its reorganization, does not meet the definition of a business, therefore the transaction is outside of the scope of IFRS 3 “Business Combinations”. Instead, the Transaction will be accounted for under IFRS 2 “Share-based payments”. Under this basis of accounting, the consolidated entity is considered to be a continuation of SciVac, with the net identifiable assets of Levon deemed to have been acquired by SciVac.

It is the opinion of Levon’s management that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Transaction described in Note 2. These pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company that would have actually resulted had the Transaction been effected when indicated, and are not necessarily indicative of the results of operations that may be obtained in the future.

2.	Transaction Overview

The Transaction will be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). Under the terms of the Arrangement, Levon will reorganize its capital involving: (A) the redesignation of all of the Levon shares as “Class A” shares; (B) the creation of the New Levon shares; and (C) the transfer by every Levon shareholder of all outstanding Levon shares to Levon in exchange for one New Levon share (“New Levon” share) and 0.5 of a Spinco share for each Levon share. All assets and liabilities held by Levon will be transferred to spinco, other than $27,000,000 in cash that shall be retained in Levon.

SciVac shareholders will transfer to Levon all of the outstanding SciVac shares, capital notes and loans in exchange for the issuance by Levon to SciVac of their respective pro rata portions of an aggregate number of New Levon shares representing 68.4% of the issued and outstanding New Levon shares immediately following the Effective Time. All stock options outstanding at the Effective time shall be surrendered and transferred to Levon and cancelled. Levon will change its name to SciVac Ltd. upon closing of the Arrangement.

On a pro forma, basis, Levon expects to have approximately 732,798,807 issued and outstanding common shares, of which approximately 31.6% will be held by Levon’s shareholders and 68.4% will be held by SciVac’s shareholders.

On June 3, 2015, the SciVac Arrangement was approved by the shareholders and option holders of the Company voting as a single class at a special meeting of shareholders and option holders and, on June 4, 2015, the Supreme Court of British Columbia granted a final order approving the SciVac Arrangement. All parties are working to satisfy the remaining closing conditions to the SciVac Arrangement, which is currently expected to complete on or about June 30, 2015.

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the years ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These unaudited pro forma consolidated financial statements have been prepared and are presented assuming that the following transactions had been completed and adjustments had been effective as of April 1, 2014 for purposes of the pro forma consolidated statements of income and March 31, 2015 for purposes of the pro forma consolidated statement of financial position.

(a)

Immediately prior to the Arrangement, Levon will undertake a spinco reorganization to transfer all assets and liabilities held by Levon to spinco, other than $27,000,000 in cash that shall be retained in Levon. Each Levon share will be exchanged for one new Levon share and 0.5 of a spinco share, with the result that the Levon shareholders receive the spinco shares as a return of capital.

(b)

After giving effect to the share transactions described in Note 2, Levon’s share capital balance of $237,731,054, reserves of $16,630,525, accumulated other comprehensive income of $4,323,444, and accumulated deficit of $156,062,817 are eliminated to reflect the capital transaction.

(c)

The Arrangement will trigger a change in control provision resulting in severance payments payable to the CEO and VP Exploration of the Company in the amounts of US $1,500,000 and US $750,000 respectively pursuant to consulting agreements entered into by Levon with both parties.

(d)

Under IFRS 2, the capital transaction is measured at the fair value of the shares deemed to have been issued by SciVac such that the Levon shareholders held 31.6% of SciVac. The fair value of the deemed shares is estimated at $28,004,739 and has been allocated as follows:

Cash	$27,000,000
Equity	(28,004,739)
Listing fees	$1,004,739

(e)	Transaction costs are estimated at approximately $825,000, of which approximately $600,000 had been incurred as at March 31, 2015.

(f)

The pro forma statement of financial position of SciVac as at March 31, 2014 has been translated at the rates prevailing at the date of the pro forma consolidated statement of financial position (USD/CAD = 1.2666). The pro forma statement of loss and comprehensive loss of SciVac for the year ended March 31, 2015 has been translated at the average rate for the year (USD/CAD – 1.1387).

LEVON RESOURCES LTD.

Notes to the unaudited pro forma consolidated financial statements

For the years ended March 31, 2015 and 2014

(Expressed in Canadian dollars) (unaudited)

4.	PRO FORMA SHARE CAPITAL

	Number of shares	Share capital
Levon shares issued and outstanding asat March 31, 2015	231,564,423	$237,731,054
Levon shares issued to SciVac pursuant to Arrangement	501,234,384	-

	732,798,807	237,731,054
Elimination of Levon share capital on Arrangement		(237,731,054)
Fair value of deemed shares issued by SciVac		28,004,739

Pro forma consolidated share capital	732,798,807	28,004,739

5.	PRO FORMA EARNINGS (LOSS) PER SHARE

The pro forma basic and diluted loss per share for the year ended March 31, 2015 is based on the number of the Company’s outstanding common shares after giving pro forma effect to the shares to be issued as consideration for the Arrangement, as follows:

Year ended March 31, 2015
Pro forma number of common shares outstanding	732,798,807
Pro forma net loss for the period ended	(9,011,183)
Pro forma basic and diluted loss per share	$(0.01)

6.	INCOME TAXES

The pro forma effective income tax rate applicable to the consolidated operations will be approximately 34%.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LEVON RESOURCES LTD.

Dated: June 25, 2015	By:	/s/ Ron Tremblay
Ron Tremblay
Chief Executive Officer (Principal Executive Officer)

