Form 20-F
period 2015-12-31
SciVac Therapeutics Inc.
filed 2016-03-30
CIK 764195

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-13248

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

James J. Martin

4400 Biscayne Blvd.

Miami, FL 33137

Telephone: (305) 575-4207

Fax: (781) 538-4327

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	Toronto Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 756,599,439 common shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [  ] No [  ]

ABOUT THIS ANNUAL REPORT

Unless the context otherwise requires, all references to “we,” “us,” “our,” “SciVac”, the “Company” and our “Company” in this Annual Report on Form 20-F, referred to as our annual report, are to SciVac Therapeutics Inc. All references to “common shares” and “share capital” refer common shares and share capital of SciVac. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

The functional currency of the Company and the presentation currency of the consolidated financial statements is the U.S. dollar. Each of the Company’s subsidiaries determines its own respective functional currency, and this currency is used to separately measure each entity’s financial position and operating results.

When a subsidiary’s functional currency differs from the Company’s functional currency, that subsidiary represents a foreign operation whose financial statements are translated into the Company’s functional currency so that they can be included in the consolidated financial statements. In this annual report, “NIS” means New Israeli Shekel, “CAD” and “CAD$” means Canadian dollars, and “$,” “US$” and “U.S. dollars” mean U.S. dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	None of SciVac’s products has received marketing approval in the United States and none has been cleared for clinical testing in the United States.

●	SciVac has generated limited revenue from commercial sales to date, and its future profitability is uncertain.

●	International commercialization of SciVac’s product candidates faces significant obstacles.

●	SciVac needs to raise additional capital to operate its business.

●	SciVac has a history of losses and it may never achieve or sustain profitability.

●	SciVac has a limited operating history upon which to base an investment decision.

●	If SciVac fails to obtain the capital necessary to fund its operations, it will be unable to continue or complete its product development and commercialization.

●	SciVac has limited access to the capital markets, and, even if it can raise additional funding, if may be required to do so on terms that are dilutive to SciVac’s stockholders.

●	SciVac may not be able to enforce its intellectual property rights throughout the world. This risk is exacerbated for SciVac because it expects that one or more of its product candidates will be manufactured and used in a number of foreign countries.

●	SciVac’s patent position is highly uncertain and involves complex legal and factual questions.

●	Sci-B-Vac™, SciVac’s lead product, is not currently protected by any pending patent application nor any unexpired patent. Accordingly, Sci-B-Vac™ may be subject to competition from the sale of generic products that could adversely affect SciVac’s business and operations.

●	Certain of SciVac’s patent rights are licensed to it by third parties. If SciVac fails to comply with the terms of these license agreements, its rights to those patents may be terminated, and it will be unable to conduct its business.

●	SciVac’s ability to protect and enforce its patents does not guarantee that it will secure the right to commercialize the patents.

●	Changes in patent law could diminish the value of patents in general, thereby impairing SciVac’s ability to protect its products.

●	Obtaining and maintaining SciVac’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

●	SciVac relies on confidentiality agreements to protect its trade secrets. If these agreements are breached by SciVac’s employees or other parties, its trade secrets may become known to its competitors.

●	SciVac may not be able to obtain or maintain orphan drug exclusivity for its product candidates.

●	Under applicable U.S. and Israeli law, SciVac may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of SciVac’s former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with SciVac, which in turn could impact its future profitability.

●	SciVac currently has international operations, which subject it to risks inherent with operations outside of the United States.

●	SciVac’s headquarters and other significant operations are located in Israel and, therefore, its results may be adversely affected by political, economic and military instability in Israel.

●	SciVac’s operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

●	Exchange rate fluctuations between the U.S. dollar, Canadian dollar and the New Israeli Shekel currencies may negatively affect SciVac’s earnings.

●	If SciVac or its current or future collaborators fail to obtain the necessary regulatory approvals, or if such approvals are limited, SciVac and its current or future collaborators will not be allowed to commercialize SciVac’s product or product candidates, and it will not generate product revenues.

●	Clinical trials involve a lengthy and expensive process with an uncertain outcome and results of earlier studies and trials may not be predictive of future trial results.

●	Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

●	Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required, and SciVac may not adequately develop such protocols to support approval.

●	Delays in clinical trials are common for many reasons and any such delays could result in increased costs to SciVac and jeopardize or delay its ability to obtain regulatory approval and commence product sales as currently contemplated.

●	SciVac may be required to suspend or discontinue clinical trials because of adverse side effects or other safety risks that could preclude approval of its biologic candidates.

●	SciVac relies on third parties to conduct its research and development, which we refer to as R&D, activities, including its clinical trials, and it may experience delays in obtaining or may be unsuccessful in obtaining regulatory approval for, or in commercializing, its biologic candidates if these third parties do not successfully carry out their contractual duties or meet expected deadlines.

●	Future legislation, regulations and policies adopted by the U.S. Food and Drug Administration, referred to as the FDA, or other regulatory authorities may increase the time and costs required for SciVac to conduct and complete clinical trials for its hormone therapy drug candidates.

●	Developments by competitors may establish standards of care that affect SciVac’s ability to conduct its clinical trials as planned.

●	There can be no assurance that the data generated will be acceptable to the FDA.

●	The future results of SciVac’s current or future clinical trials may not support its product candidate claims or may result in the discovery of unexpected adverse side effects.

●	There is no guarantee that the FDA will grant approval of a Biologics License Application, which we refer to as a BLA, for SciVac’s future product candidates, and failure to obtain necessary approvals for its future product candidates would adversely affect SciVac’s ability to grow its business.

●	Even if SciVac believes that the data from its trials will support marketing approval in the United States or in Europe, it cannot predict whether the agencies will agree with its analysis and approve its applications.

●	Conducting clinical trials of its product candidates or commercial sales of a product candidate may expose SciVac to expensive product liability claims and it may not be able to maintain product liability insurance on reasonable terms or at all.

●	Even if SciVac obtains regulatory approval for one or more of its product candidates, it will still face extensive, ongoing regulatory requirements and review and its products may face future development and regulatory difficulties.

●	SciVac may not succeed at in-licensing product candidates or technologies to expand its product pipeline.

●	SciVac may need to focus its future efforts in new therapeutic areas in which it has little or no experience.

●	All of SciVac’s products for clinical trials are manufactured outside of the United States.

●	SciVac has limited manufacturing capabilities and may have to depend on other parties for its manufacturing operations. If these manufacturers fail to meet SciVac’s requirements and strict regulatory requirements, its product development and commercialization efforts may be materially harmed.

●	If the supplier of a biological active pharmaceutical ingredient, referred to as an API, or pharmaceutical excipient fails to provide sufficient quantities to SciVac, it may not be able to obtain an alternative supply on a timely or acceptable basis.

●	Modifications to SciVac’s products may require new BLA approvals.

●	Future products may never achieve market acceptance.

●	To be commercially successful, physicians must be persuaded that using SciVac’s products for the vaccination of the hepatitis B virus, which we refer to as HBV, or other planned indications are effective alternatives to existing vaccinations, therapies and treatments.

●	SciVac expects the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of its products and how much or under what circumstances healthcare providers will prescribe or administer its products.

●	SciVac’s revenue stream will depend upon third-party reimbursement.

●	Governments outside the United States tend to impose strict price controls, which may adversely affect SciVac’s revenues, if any.

●	SciVac may enter into an agreement with, and depend upon, one or more partners to assist it in commercializing its product candidates.

●	SciVac may have conflicts with its partners that could delay or prevent the development or commercialization of its product candidates.

●	SciVac has limited experience selling, marketing and distributing products.

●	If SciVac is unable to develop its own sales, marketing and distribution capabilities, or if it is not successful in contracting with third parties for these services on favorable terms, or at all, its product revenues could be disappointing.

●	Upon commercialization of its products, SciVac may be dependent on third parties to market, distribute and sell its products.

●	SciVac’s products face, and its product candidates will face, significant competition in the markets for such products, and if they are unable to compete successfully, SciVac’s business will suffer.

●	SciVac is faced with intense competition and rapid technological change, which may make it more difficult to achieve significant market penetration. If SciVac cannot compete successfully for market share against other drug companies, it may not achieve sufficient product revenues and its business will suffer.

●	Adverse events involving SciVac’s product candidates may lead the FDA to delay or deny approval for its products or result in product recalls that could harm SciVac’s reputation, business and financial results.

●	SciVac may be exposed to liability claims associated with the use of hazardous materials and chemicals.

●	SciVac’s business depends upon securing and protecting critical intellectual property.

●	SciVac may not be able to obtain marketing exclusivity in the United States under the Biologics Price Competition and Innovation Act, referred to as the BPCI Act, or equivalent regulatory data exclusivity protection in other jurisdictions for its products.

●	SciVac may not be successful in hiring and retaining key employees.

●	SciVac’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	Business interruptions could limit SciVac’s ability to operate its business.

●	SciVac may expand its business through the acquisition of rights to new product candidates that could disrupt its business and harm its financial condition.

●	Managing growth as SciVac expands operations may strain its resources, and it may not successfully manage its growth.

●	SciVac is subject to federal and state laws and regulations relating to its business and its failure to comply with those laws could have a material adverse effect on its results of operations and financial conditions.

●	SciVac is considered a “foreign private issuer” under the Exchange Act, and SciVac’s disclosure and reporting requirements are different than those of a U.S. domestic reporting company.

●	The public market for SciVac common shares has been, and may continue to be, volatile. This may affect the ability of its investors to sell their shares as well as the price at which they sell their shares.

●	SciVac has not paid dividends in the past and has no immediate plans to pay dividends.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this annual report in greater detail under the heading “Risk Factors” and elsewhere in this annual report. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this annual report. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by applicable law. In evaluating forward-looking statements, you should consider these risks and uncertainties.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A. Selected Financial Data.

The following tables summarize SciVac’s financial data as of and for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011. The statements of income data for the fiscal years ended December 31, 2015, 2014 and 2013 and the balance sheet data as of December 31, 2015 and 2014 which were prepared in accordance with IFRS, as adopted by the IASB, have been derived from SciVac’s audited consolidated financial statements and related notes, which are included elsewhere in this annual report. The consolidated statement of income and the consolidated balance sheet data as of and for the fiscal years ended December 31, 2013 and 2012, which were prepared in accordance with IFRS, and December 31, 2011, which were prepared in accordance with Israeli GAAP, have been derived from SciVac’s audited consolidated financial statements and related notes, which are not included in this annual report. Historical results are not indicative of the results that should be expected in the future. The following selected financial data should be read in conjunction with the financial information, “Item 5. Operating and Financial Review and Prospects” and other information provided elsewhere in this annual report and our consolidated financial statements and related notes. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

Balance Sheet Data:

(Expressed in U.S. dollars in thousands)

	As of December 31,
	2015	2014	2013	2012	2011
Total Assets	$29,551	$5,301	$4,275	$3,997	$5,259
Total Liabilities	4,559	14,714	34,896	24,632	33,948
Total Equity	24,992	(9,413)	(30,621)	(20,635)	(28,689)
Share Capital	45,779	529	*	*	*

* Represents amount lower than $1

Statement of Income Data:

(Expressed in U.S. dollars in thousands, except share and per share data)

	For the year ended December 31,
	2015	2014	2013	2012	2011
Revenues	$955	$2,868	$1,661	$(2,904)	$1,867
Cost of Revenues	(3,755)	(3,699)	(3,986)	(2,532)	4,896
Operating income (loss)	(8,836)	(4,193)	(5,790)	(2,756)	(3,029)
Net income (loss)	(14,755)	(5,672)	(8,861)	(680)	(5,196)
Basic and diluted net income (loss) per share(1)	(0.03)	(0.02)	(0.04)	(0.00)	(0.02)

Weighted average number of shares outstanding(1)	505,893,922	259,172,993	243,916,902	236,898,000	219,350,000

(1)	On July 9, 2015 SciVac Ltd. completed a reverse takeover transaction with Levon Resources Ltd., referred to as Levon, pursuant to which Levon acquired 100% of the issued and outstanding securities of SciVac Ltd. (for additional information, see “Item 4. Information on the Company—Recent Developments”). SciVac’s previous audited consolidated financial statements for the years ended December 31, 2014 and 2013 that are not included in this annual report were prepared prior to the transaction with Levon and do not retroactively restate the new equity structure. However, the selected consolidated statement of income data set forth above retroactively restates the new equity structure for the years ended December 31, 2014, 2013, 2012 and 2011, using the share exchange ratio of 2,193.5 SciVac common shares for each share of SciVac Ltd. The table below contains a reconciliation of the selected consolidated statement of income data to SciVac’s audited consolidated financial statements included in this annual report.

	2014	2013
Net loss from selected historical consolidated financial information above	$(5,672)	$(8,861)
Weighted average number of shares outstanding from reconciliation below	1,182	1,112
Basic and diluted net loss per share per historical audited financial statements included in this filing	$(4,800)	$(7,968)

Shares issued and outstanding per Note 16 of the historical audited financial statements included in this filing	1,242	1,112
Weighting of shares due to ordinary shares issued during the year	(60)	-
Weighted average number of shares outstanding	1,182	1,112
June 30, 2015 share split: 100 for 1 ratio	118,155	111,200
July 9, 2015 post-merger weighted average number of shares outstanding, which reflect the reverse merger share recapitalization exchange ratio of 2,193.5 for 1.	259,172,993	243,916,902
Basic and diluted net loss per share per table above	$(0.02)	$(0.04)

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

An investment in SciVac’s securities involves a high degree of risk. SciVac operates in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited consolidated financial statements and the related notes, before deciding whether to invest in SciVac’s common shares. If any of the risks discussed below actually occur, SciVac’s business, financial condition, operating results and cash flows could be materially adversely affected.

None of SciVac’s products has received marketing approval in the United States and none has been cleared for clinical testing in the United States.

Although SciVac’s lead product candidate, Sci-B-Vac™, has been approved for use in 15 countries, Sci-B-Vac™ has not been approved by the FDA. Although SciVac has conducted clinical testing outside the United States, that testing has not been conducted pursuant to an FDA-issued Investigational New Drug Application, which we refer to as an IND, and there is no assurance that the FDA will permit SciVac to favorably rely on that data. Normally, the FDA requires candidates to complete three phases of clinical trials ending with Phase III pivotal trials. A Phase III study program is designed to test the safety and efficacy of the product candidate on a large number of patients. The timeline between a Phase I study and a Phase III study and subsequent filing of a BLA can be several years. SciVac will need to commit substantial time and additional resources to conducting further nonclinical studies and clinical trials before it can submit a BLA with respect to any of these or other product candidates. SciVac cannot predict whether the FDA will permit it to conduct the necessary clinical testing nor can SciVac predict if or when it might submit a BLA for regulatory approval of any of its current or future product candidates.

SciVac has generated limited revenue from commercial sales to date, and its future profitability is uncertain.

SciVac has a limited operating history, and its business is subject to all of the risks inherent in the establishment of a new business enterprise. SciVac’s likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with establishing a new biopharmaceutical company. Since SciVac began its business, it has focused on R&D clinical trials of product candidates, and limited commercialization and distribution, and has incurred significant losses since inception and generated only limited product revenues. If SciVac continues to incur operating losses and fails to become a profitable company, it may be unable to continue its operations. SciVac expects to continue to operate at a net loss for at least the next several years as it continues its R&D efforts, continues to conduct clinical trials and continues to further develop its manufacturing, sales, marketing and distribution capabilities. There can be no assurance that the product candidates under development by SciVac will be approved for sale in the United States or elsewhere. Furthermore, there can be no assurance that if such product candidates are approved, they will be successfully commercialized, and the extent of SciVac’s future losses and the timing of its potential profitability are highly uncertain.

International commercialization of SciVac’s product candidates faces significant obstacles.

SciVac currently markets and sells Sci-B-Vac™ internationally through collaborative relationships with foreign partners and may plan to do so with other product candidates in the future. SciVac has limited foreign regulatory, clinical and commercial resources. Current and future partners are critical to its international success. SciVac may not be able to maintain current, or enter into future, collaboration agreements with appropriate partners for important foreign markets on acceptable terms, if at all. Current and future collaborations with foreign partners may not be effective or profitable. SciVac will need to obtain approvals from the relevant regulatory, pricing and reimbursement authorities to market any of its proposed products internationally, and it may be unable to obtain foreign regulatory approvals. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations vary among countries, and foreign regulatory authorities may require different or additional clinical trials than those required to obtain FDA approval for SciVac’s product candidates. In addition, adverse clinical trial results, such as death or injury due to side effects, could jeopardize regulatory approval, and if approval is granted, such results may also lead to marketing restrictions or prohibitions.

SciVac needs to raise additional capital to operate its business.

SciVac is an early commercial-stage company focused on product development and commercialization and has generated only limited product revenues to date. Until, and if, SciVac receives approval from the FDA and other regulatory authorities for its product and product candidates, it cannot sell the drugs in those applicable jurisdictions and, based on SciVac’s forecasts, expects to generate only limited product revenues. Therefore, for the foreseeable future, SciVac will have to fund all of its operations and capital expenditures primarily from the net proceeds of future offerings and grants of securities. SciVac’s actual capital requirements will depend on many factors. If it experiences unanticipated cash requirements, it may need to seek additional sources of financing, which may not be available on favorable terms, if at all. If it does not succeed in raising additional funds on acceptable terms, it may be unable to complete planned nonclinical studies and clinical trials or obtain approval of its product and/or product candidates from the FDA and other regulatory authorities. In addition, SciVac could be forced to discontinue product development and/or commercialization, reduce or forego sales and marketing efforts and attractive business opportunities or discontinue operations.

SciVac has a history of losses and it may never achieve or sustain profitability.

SciVac has incurred substantial losses since its inception, and it may not achieve profitability in the foreseeable future, if at all. For the period from inception (April 18, 2005) to December 31, 2015, SciVac incurred an accumulated deficit of approximately $70,335,000. Even if SciVac succeeds in developing and commercializing one or more of its products or product candidates, it expects to incur substantial net losses and negative cash flows for the foreseeable future due in part to increasing R&D expenses, including clinical trials, and increasing expenses from leasing additional facilities and hiring additional personnel. As a result, SciVac will need to generate significant revenues in order to achieve and maintain profitability. SciVac may not be able to generate these revenues or achieve profitability in the future. Even if it does achieve profitability, SciVac may not be able to sustain or increase profitability.

SciVac has a limited operating history upon which to base an investment decision.

Your ability to evaluate SciVac’s prospects is limited due to its brief operating history and its unproven potential to generate profits. You should evaluate the likelihood of financial and operational success in light of the risks, uncertainties, expenses and difficulties associated with an early-stage biopharmaceutical business, many of which may be beyond SciVac’s control, including:

●	its potential inability to continue to undertake nonclinical studies, pharmaceutical development and clinical trials;

●	its potential inability to obtain regulatory approvals; and

●	its potential inability to manufacture, sell and market its products.

SciVac’s operations have been limited to organizing and staffing, on a limited basis, the Company, acquiring, developing and securing its proprietary technology, undertaking nonclinical studies and clinical trials of its principal product and product candidates, and, on a limited basis, commercializing, manufacturing, distributing and selling Sci-B-Vac™ in certain jurisdictions in which it is approved for sale. These operations provide a limited basis for you to assess SciVac’s ability to commercialize its product and product candidates and the advisability of investing in its securities.

If SciVac fails to obtain the capital necessary to fund its operations, it will be unable to continue or complete its product development and commercialization.

SciVac will need to continue to seek capital from time to time to continue the development and commercialization of Sci-B-Vac™ beyond Phase II and Phase III clinical trials and to acquire and develop other product candidates. Sci-B-Vac™ is not expected to be commercialized in the United States until at least 2019; however, Sci-B-Vac™ is currently approved for marketing in 15 other jurisdictions, including Israel, Hong Kong, Vietnam, Philippines, Burma and certain countries in Africa. The increase in revenues that FDA approval could generate may not be sufficient to fund SciVac’s ongoing operations. SciVac believes that it will need to raise substantial additional capital to fund its continuing operations and the development and commercialization of its product and product candidates. SciVac’s business or operations may change in a manner that could consume available funds more rapidly than anticipated and substantial additional funding may be required to maintain operations, fund expansion, develop new or enhanced products, acquire complementary products, businesses or technologies or otherwise respond to competitive pressures and opportunities, such as a change in the regulatory environment or a change in preferred vaccination modalities. In addition, SciVac may need to accelerate the growth of its sales capabilities and distribution beyond what is currently envisioned and this would require additional capital. However, SciVac may not be able to secure additional funding when it needs it or on favorable terms, if at all. If SciVac cannot raise adequate funds to satisfy its capital requirements, it will have to delay, scale-back or eliminate its R&D activities, clinical studies, commercialization efforts or future operations. It may also be required to obtain funds through arrangements with collaborators, which arrangements may require SciVac to relinquish rights to certain technologies, products or product candidates that it otherwise would not consider relinquishing, including rights to future product candidates or certain major geographic markets. SciVac may further have to license its technology to others. This could result in sharing revenues which it might otherwise retain for itself. Any of these actions may harm SciVac’s business, financial condition and results of operations.

The amount of capital SciVac may need depends on many factors, including the progress, timing and scope of its product development and commercialization programs; the progress, timing and scope of its nonclinical studies and clinical trials; the time and cost necessary to obtain regulatory approvals; the time and cost necessary to further develop manufacturing processes and arrange for contract manufacturing; its ability to enter into and maintain collaborative, licensing and other commercial relationships; and its partners’ commitment of time and resources to the development and commercialization of its products.

SciVac has limited access to the capital markets, and, even if it can raise additional funds, it may be required to do so on terms that are dilutive to SciVac’s shareholders.

SciVac has limited access to the capital markets to raise capital. The capital markets have been unpredictable in the recent past for other biopharmaceutical companies and unprofitable companies such as SciVac. In addition, it is generally difficult for early commercial-stage companies to raise capital. The amount of capital that a company such as SciVac is able to raise often depends on variables that are beyond its control. As a result, SciVac may not be able to secure financing on terms attractive to it, or at all. If SciVac is able to consummate a financing arrangement, the amount raised may not be sufficient to meet its future needs. If adequate funds are not available on acceptable terms, or at all, SciVac’s business, results of operations, financial condition and its continued viability will be materially adversely affected.

SciVac may not be able to enforce its intellectual property rights throughout the world. This risk is exacerbated for SciVac because it expects that one or more of its product candidates will be manufactured and used in a number of foreign countries.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for SciVac because it expects that one or more of its product candidates will be manufactured and used in a number of foreign countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for SciVac to stop the infringement of its intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Most jurisdictions in which SciVac has applied for, intends to apply for or has been issued patents have patent protection laws similar to those of the United States, but some of them do not. For example, SciVac expects to do business in China, Indonesia and India in the future and the countries in these regions may not provide the same or similar protection as that provided in the United States. Additionally, due to uncertainty in patent protection law, SciVac has not filed applications in many countries where significant markets exist, including, among others, China, Indonesia and India.

Proceedings to enforce patent rights in foreign jurisdictions could result in substantial costs and divert SciVac’s efforts and attention from other aspects of its business. Accordingly, efforts to protect its intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect SciVac’s ability to obtain adequate protection for its technology and the enforcement of its intellectual property.

SciVac’s patent position is highly uncertain and involves complex legal and factual questions.

SciVac’s patent position is highly uncertain and involves complex legal and factual questions. Accordingly, it cannot predict the breadth of claims that may be allowed or enforced in its patents or in third-party patents. For example, SciVac or its licensors might not have been the first to make the inventions covered by its future patent applications and future issued patents; SciVac or its licensors might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of SciVac’s technologies; it is possible that none of SciVac’s future patent applications or the current or future pending patent applications of its licensors will result in issued patents; SciVac’s issued patents and issued patents of its licensors may not provide a basis for commercially viable technologies, or may not provide any competitive advantages, or may be challenged and invalidated by third parties; and, SciVac may not develop additional proprietary technologies that are patentable.

As a result, SciVac’s licensed patents may not be valid and it may not be able to obtain and enforce patents and maintain trade secret protection for the full commercial extent of its technology. The extent to which SciVac is unable to do so could materially harm its business.

Sci-B-Vac™, SciVac’s lead product, is not currently protected by any pending patent application nor any unexpired patent. Accordingly, Sci-B-Vac™ may be subject to competition from the sale of generic products that could adversely affect SciVac’s business and operations.

SciVac or its licensors have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide SciVac with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to SciVac may be challenged successfully. In that event, if SciVac has a preferred competitive position because of such patents, any preferred position held by it would be lost. If it is unable to secure or to continue to maintain a preferred position, SciVac could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of SciVac’s patents would adversely affect its business and operations.

Patents issued or licensed to SciVac may be infringed by the products or processes of others. The cost of enforcing SciVac’s patent rights against infringers, if such enforcement is required, could be significant, and SciVac may not have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with SciVac’s normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. If SciVac became a party to patent litigation and other proceedings, the cost of any patent litigation, even if resolved in SciVac’s favor, could be substantial.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to SciVac’s scientific and commercial success. Although SciVac attempts to and will continue to attempt to protect its proprietary information through reliance on trade secret laws and the use of confidentiality agreements with its corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of its proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

Certain of SciVac’s patent rights are licensed to it by third parties. If SciVac fails to comply with the terms of these license agreements, its rights to those patents may be terminated, and it will be unable to conduct its business.

If SciVac is found to be infringing on patents or trade secrets owned by others, it may be forced to cease or alter its product development efforts, obtain a license to continue the development or sale of its products and/or product candidates, and/or pay damages.

SciVac’s manufacturing processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the pharmaceutical industry expands and more patents are issued, the risk increases that SciVac’s processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against SciVac claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product, product candidate or process. If any of these actions are successful, in addition to any potential liability for damages, SciVac could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or product candidate or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If SciVac becomes involved in litigation or other proceedings, any such action could consume a substantial portion of its financial resources and the efforts of its personnel.

SciVac’s ability to protect and enforce its patents does not guarantee that it will secure the right to commercialize the patents.

A patent is a limited monopoly right conferred upon an inventor, and his successors in title, in return for the making and disclosing of a new and non-obvious invention. This monopoly is of limited duration but, while in force, allows the patent holder to prevent others from making and/or using his invention. While a patent gives the holder this right to exclude others, it is not a license to commercialize the invention, where other permissions may be required for permissible commercialization to occur. For example, a drug cannot be marketed without the appropriate authorization from the FDA, regardless of the existence of a patent covering the product. Further, the invention, even if patented itself, cannot be commercialized if it infringes the valid patent rights of another party.

Changes in patent law could diminish the value of patents in general, thereby impairing SciVac’s ability to protect its products.

As is the case with other pharmaceutical companies, SciVac’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In particular, the United States has recently enacted, and is currently implementing, wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to SciVac’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which SciVac may pursue patent protection, including those of the U.S. Congress, the federal courts and the U.S. Patent and Trademark Office, which we refer to as the USPTO, the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken SciVac’s ability to obtain new patents or to enforce its existing patents and patents that it may obtain in the future.

Obtaining and maintaining SciVac’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

SciVac relies on confidentiality agreements to protect its trade secrets. If these agreements are breached by SciVac’s employees or other parties, its trade secrets may become known to its competitors.

SciVac relies on trade secrets that it seeks to protect through confidentiality agreements with its employees and other parties. If these agreements are breached, competitors may obtain and use its trade secrets to gain a competitive advantage over SciVac. SciVac may not have any remedies against its competitors and any remedies that may be available to SciVac may not be adequate to protect its business or compensate it for the damaging disclosure. In addition, SciVac may have to expend resources to protect its interests from possible infringement by others.

SciVac may not be able to obtain or maintain orphan drug exclusivity for its product candidates.

The FDA Office of Orphan Products has granted two orphan drug designations for S-Graft. These orphan designations cover the application of deoxyribonuclease for the treatment of Graft-versus-host disease, referred to by the abbreviation GVHD, and the application of deoxyribonuclease for the prevention of GVHD. GVHD is a potentially deadly complication that may occur following a stem cell or bone marrow transplant. With GVHD, the newly-transplanted donor cells (i.e., the graft) treat the recipient’s body (i.e. the host) as foreign, and the newly-transplanted cells attack the host. Among other things, GVHD may cause inflammation, skin rash, nausea, vomiting, diarrhea and liver problems. If a product candidate that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., for seven years the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances. SciVac may be unable to obtain orphan drug designations for any of its additional product candidates or orphan exclusivity for any of its products, or its potential competitors may obtain orphan drug exclusivity for graft-versus-host disease products competitive with SciVac’s product candidates before SciVac does, in which case SciVac may be excluded from that market for the exclusivity period. Even if SciVac obtains orphan drug exclusivity for any of its products, it may not be able to maintain exclusivity if a competitive product is shown to be clinically superior to SciVac’s product. Although obtaining FDA approval to market a product with orphan exclusivity can be advantageous, there can be no assurance that it would provide SciVac with a significant commercial advantage.

Under applicable U.S. and Israeli law, SciVac may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of SciVac’s former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with SciVac, which in turn could impact its future profitability.

SciVac generally enters into non-competition agreements with its employees and certain key consultants. These agreements prohibit SciVac’s employees and certain key consultants, if they cease working for SciVac, from competing directly with it or working for SciVac’s competitors or clients for a limited period of time. SciVac may be unable to enforce these agreements under the laws of the jurisdictions in which its employees or consultants work and it may be difficult for SciVac to restrict its competitors from benefitting from the expertise its former employees or consultants developed while working for SciVac. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If SciVac cannot demonstrate that such interests will be harmed, it may be unable to prevent its competitors from benefiting from the expertise of its former employees or consultants and its ability to remain competitive may be diminished.

In addition, Chapter 8 to the Israeli Patents Law, 5727-1967, referred to as the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the inventions are patentable, or service inventions. Section 134 of the Patents Law provides that if there is no provision in an agreement with the employee regarding compensation for such inventions, then the employee can file a claim for compensation with the Commission for Compensation and Royalties, a statutory commission created under the Patents Law, having exclusive jurisdiction with respect to service inventions, which we refer to as the Compensation Commission. However, if an agreement with the employee contains a provision that explicitly states that the employee is not entitled to any consideration in excess of said employee’s salary and such provision specifically references Section 134 of the Patents Law, then the employee is not entitled to any additional consideration. The Compensation Commission has recently held that a blanket waiver by an employee signed at the end of his employment is also sufficient to block a claim for compensation under Section 134 of the Patents Law for service inventions, even where the original employment agreement did not contain the necessary provisions. The Compensation Commission further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or may be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. This ruling of the Compensation Commission has been appealed to the Israeli Supreme Court sitting as the High Court of Justice. The outcome cannot be predicted, and there is no assurance that the High Court of Justice will uphold the ruling of the Compensation Commission.

SciVac currently has international operations, which subject it to risks inherent with operations outside of the United States.

SciVac currently has international operations, and it intends to seek to obtain additional market clearances in foreign markets that it deems to generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; different and unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; different reimbursement systems; economic weaknesses or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or travelling abroad; supply chain and raw materials management; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If SciVac were to experience any of the difficulties listed above, or any other difficulties, its international development activities and its overall financial condition may suffer and cause SciVac to reduce or discontinue its international development and registration efforts.

SciVac’s headquarters and other significant operations are located in Israel and, therefore, its results may be adversely affected by political, economic and military instability in Israel.

SciVac’s executive offices are located in Rehovot, Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect SciVac’s business and results of operations.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm SciVac’s results of operations and could make it more difficult for SciVac to raise capital. Parties with whom SciVac does business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing SciVac to make alternative arrangements when necessary in order to meet its business partners face to face. In addition, the political and security situation in Israel may result in parties with whom SciVac has agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, SciVac cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to compensate SciVac fully for damages incurred. Any losses or damages incurred by SciVac could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm SciVac’s results of operations.

SciVac’s operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for reservists who are officers or who have certain special training) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and recent armed conflicts, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. SciVac’s operations could be disrupted by such call-ups, which may include the call-up of its employees or the employees of its Israeli business partners. Such disruption could materially adversely affect SciVac’s business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar, Canadian dollar and the New Israeli Shekel currencies may negatively affect SciVac’s earnings.

SciVac’s functional currency is the U.S dollar. SciVac incurs expenses in New Israeli Shekel, which we refer to NIS, Canadian Dollar and U.S. dollars. As a result, it is exposed to the risks that the U.S. dollar may devalue relative to the Canadian Dollar or NIS, or, if the U.S. dollar appreciates relative to the Canadian Dollar or NIS, that the inflation rate in the United States may exceed such rate of devaluation of the U.S. dollar, or that the timing of such devaluation may lag behind inflation in the United States. The average exchange rate for the year ended December 31, 2015 was US $1.00 = NIS 4.052 and US$ 1.00 = Canadian Dollar 1.329. SciVac cannot predict any future trends in the rate of inflation in the United States or the rate of devaluation, if any, of the U.S. dollar against the Canadian Dollar or NIS. As of the date of this annual report, the inflation rate in the United States did not exceed the rate of devaluation of the U.S. dollar for the calendar years 2013, 2014 or 2015.

If SciVac or its current or future collaborators fail to obtain the necessary regulatory approvals, or if such approvals are limited, SciVac and its current or future collaborators will not be allowed to commercialize SciVac’s product or product candidates, and it will not generate product revenues.

Satisfaction of all regulatory requirements for commercialization of a product candidate typically takes many years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for R&D. SciVac’s research and clinical approaches may not lead to biologics that the FDA considers safe for humans and effective for the indicated uses SciVac is studying. The FDA may require additional studies, in which case SciVac or its current or future collaborators would have to expend additional time and resources and would likely delay the date of potentially receiving regulatory approval. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during SciVac’s regulatory review. Delays in obtaining regulatory approvals would:

●	delay commercialization of, and product revenues from, SciVac’s product candidates; and

●	diminish the competitive advantages that SciVac may have otherwise enjoyed, which would have an adverse effect on its operating results and financial condition.

Even if SciVac or its current or future collaborators comply with all FDA regulatory requirements, its product candidates may never obtain regulatory approval. If SciVac or its collaborators fail to obtain regulatory approval for any of its product candidates, it will have fewer commercial products, if any, and corresponding lower product revenues, if any. Even if SciVac’s product candidates receive regulatory approval, such approval may involve limitations on the indications and conditions of use or marketing claims for its products. Further, later discovery of previously unknown problems or adverse events could result in additional regulatory restrictions, including withdrawal of products. The FDA may also require SciVac or its current or future collaborators to commit to perform lengthy Phase IV post-approval clinical efficacy or safety studies. SciVac’s expending additional resources on such trials would have an adverse effect on its operating results and financial condition.

In jurisdictions outside the United States, SciVac or its collaborators must receive marketing authorizations from the appropriate regulatory authorities before commercializing its drugs. Regulatory approval processes outside the United States generally include all of the aforementioned requirements and risks associated with FDA approval. As of the date of this annual report, SciVac’s lead product candidate, Sci-B-Vac™, has received regulatory approval in 15 jurisdictions outside the United States.

Clinical trials involve a lengthy and expensive process with an uncertain outcome and results of earlier studies and trials may not be predictive of future trial results.

In order to obtain FDA approval for any of SciVac’s product candidates, SciVac or its collaborators must submit to the FDA a BLA that demonstrates with substantive evidence that the product candidate is both safe and effective in humans for its intended use. The data in a BLA application is normally drawn from non- clinical studies conducted by the sponsor on animals as well as clinical studies on human subjects. In order to conduct such clinical studies in the United States, an applicant must submit to the FDA an IND application which contains the results of both animal non-clinical and in vitro preclinical studies. There is no guarantee that the FDA will permit an IND applicant to conduct clinical trials.

Moreover, results from Phase I clinical trials may not support moving a product candidate to Phase II or Phase III clinical trials. Phase III clinical trials may not demonstrate the safety or efficacy of SciVac’s product candidates. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. Results of later clinical trials may not replicate the results of prior clinical trials and pre-clinical studies. Even if the results of Phase III clinical trials are positive, and even if all endpoints are met, SciVac or its collaborators may have to commit substantial time and additional resources to conducting further preclinical studies and clinical trials before obtaining FDA approval for any of its product candidates. Even then, there is no guarantee that the FDA will approve any of SciVac’s BLA applications.

Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous requirements. The clinical trial process also consumes a significant amount of time. Furthermore, if participating patients in clinical trials suffer drug-related adverse reactions during the course of such clinical trials, or if SciVac, its collaborators, an institutional review board, which we refer to as an IRB, or the FDA believe that participating patients are being exposed to unacceptable health risks, such clinical trials will have to be suspended or terminated. Failure can occur at any stage of the clinical trials, and SciVac or its collaborators could encounter problems that cause abandonment or repetition of clinical trials.

SciVac’s clinical trials and its future clinical trials for other product candidates for the prevention of GVHD are not biologically measurable. The success in clinical trials and SciVac’s other product candidates designed to reduce risks of unintended use depends on reaching statistically significant changes in patients’ symptoms based on clinician-rated scales. Due in part to a lack of consensus on standardized processes for assessing clinical outcomes, these scores may or may not be reliable, useful or acceptable to regulatory agencies.

SciVac has a limited history of developing product candidates. SciVac does not know whether any of its planned clinical trials will result in marketable drugs.

Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including, by way of example, the following: the size of the patient population; the percentage of patients that meets the inclusion criteria and none of the exclusion criteria; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in SciVac’s clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of SciVac’s product candidates or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in SciVac’s clinical trials if they choose to participate in contemporaneous clinical trials of competitive product candidates.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required, and SciVac may not adequately develop such protocols to support approval.

The FDA may require SciVac to submit data on a greater number of patients than it originally anticipated or for a longer follow-up period or change the data collection requirements or data analysis applicable to its clinical trials. The FDA may also require additional data on certain categories of patients, should it emerge during the conduct of SciVac’s clinical trials that certain categories of patients are likely to be affected in different manners than most of the patients. In addition to FDA requirements, SciVac’s clinical trial requires the approval of an IRB at each site. SciVac may not be successful in developing the protocols necessary to support approval.

Delays in clinical trials are common for many reasons and any such delays could result in increased costs to SciVac and jeopardize or delay its ability to obtain regulatory approval and commence product sales as currently contemplated.

SciVac may experience delays in clinical trials for either of its two candidates, and the projected timetables for continued development of the technologies and related product candidates by SciVac may otherwise be subject to delay or suspension. SciVac’s planned clinical trials might not begin on time; may be interrupted, delayed, suspended, or terminated once commenced; might need to be redesigned; might not enroll a sufficient number of patients; or might not be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

●	delays in obtaining regulatory approval to commence a trial;

●	imposition of a clinical hold following an inspection of SciVac’s clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	delays occasioned by possible need to obtain approval from the Office of Biotechnology Activities within the National Institutes of Health before being permitted to administer SciVac’s candidate vaccine, which uses rDNA technology, to human subjects in a clinical trial, notwithstanding FDA clearance;

●	imposition of a clinical hold because of safety or efficacy concerns by the FDA, a data safety monitoring board or committee, which we refer to as a DSMB, a clinical trial site’s IRB, or SciVac, itself;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

●	delays in obtaining required IRB approval at each site;

●	delays in identifying, recruiting and training suitable clinical investigators;

●	delays in recruiting suitable patients to participate in a trial;

●	delays in having patients complete participation in a trial or return for post- treatment follow-up;

●	clinical sites dropping out of a trial to the detriment of enrollment;

●	time required to add new sites;

●	delays in obtaining sufficient supplies of clinical trial materials, including suitable active pharmaceutical ingredients;

●	delays resulting from negative or equivocal findings of a DSMB for a trial; or

●	adverse or inconclusive results from pre-clinical testing or clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the biologic being studied in relation to other available therapies, including any new biologics that may be approved for the indications SciVac is investigating. Any of these delays in completing SciVac’s clinical trials could increase its costs, slow down its product development and approval process, and jeopardize its ability to commence product sales and generate revenue.

SciVac may rely upon independent sites and investigators, such as universities and medical institutions and their faculty or staff, to conduct its clinical trials. These sites and investigators are not SciVac employees and it cannot control the amount or timing of resources that they devote to SciVac’s programs. If these investigators or collaborators fail to devote sufficient time and resources to SciVac’s product development programs, or if their performance is substandard, the approval of SciVac’s regulatory submissions and its introductions of new products will be delayed or prevented.

SciVac’s potential collaborators may also have relationships with other commercial entities, some of which may compete with SciVac. If outside collaborators assist SciVac’s competitors to its detriment, the approval of its regulatory submissions will be delayed and the sales from its products, if any are commercialized, will be less than expected. Even if clinical trials are completed as planned, their results may not support expectations or intended marketing claims. The clinical trials process may fail to demonstrate that SciVac’s product candidates are safe and effective for indicated uses. Such failure would cause SciVac to abandon a product candidate and could delay development of other product candidates.

Additional delays to the completion of clinical studies may result from modifications being made to the protocol during the clinical trial, if such modifications are warranted and/or required by the occurrences in the given trial.

Each modification to a protocol for a clinical trial must be submitted to the FDA and the IRBs. This could result in the delay or suspension of a clinical trial while the modification is evaluated. In addition, depending on the magnitude and nature of the changes made, the FDA could take the position that the data generated by the clinical trial prior to the protocol modification cannot be pooled with the data collected after the modification because the same protocol was not used throughout the trial. This might require the enrollment of additional subjects, which could result in the extension of the clinical trial and the FDA delaying clearance or approval of a product candidate.

SciVac may be required to suspend or discontinue clinical trials because of adverse side effects or other safety risks that could preclude approval of its biologic candidates.

SciVac’s clinical trials may be suspended or terminated at any time for a number of reasons. A clinical trial may be suspended or terminated by SciVac, its collaborators, the FDA, or other regulatory authorities because of a failure to conduct the clinical trial in accordance with regulatory requirements or SciVac’s clinical protocols, presentation of unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational biologic, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the DSMB or the IRB for a clinical trial. An IRB may also suspend or terminate SciVac’s clinical trials for failure to protect patient safety or patient rights. SciVac may voluntarily suspend or terminate its clinical trials if at any time it believes that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of SciVac’s clinical trials at any time if they believe the clinical trials are not being conducted in accordance with applicable regulatory requirements or present an unacceptable safety risk to participants. If SciVac elects or is forced to suspend or terminate any clinical trial of any proposed product that it develops, the commercial prospects of such proposed product will be harmed and SciVac’s ability to generate product revenue from any of these proposed products will be delayed or eliminated. Any of these occurrences may harm SciVac’s business, financial condition, results of operations and prospects significantly.

SciVac relies on third parties to conduct its R&D activities, including its clinical trials, and it may experience delays in obtaining or may be unsuccessful in obtaining regulatory approval for, or in commercializing, its biologic candidates if these third parties do not successfully carry out their contractual duties or meet expected deadlines.

SciVac does not have the resources to independently conduct R&D activities. Therefore, it has relied, and plans to continue to rely, on various third-party CROs to conduct its R&D activities and to recruit patients and monitor and manage data for its on-going clinical programs for its biologic candidates, as well as for the execution of its clinical studies. Although SciVac controls only certain aspects of its CROs’ activities, it is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve SciVac of its regulatory responsibilities. There is no assurance that the CROs will conduct the research properly or in a timely manner, or that the results will be reproducible. SciVac and its CROs are required to comply with the FDA’s current Good Clinical Practices, which we refer to as cGCPs, which are regulations and guidelines enforced by the FDA for all of SciVac’s products in clinical development. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If SciVac or its CROs fail to comply with applicable cGCPs, the clinical data generated in the clinical trials may be deemed unreliable or invalid and the FDA may require SciVac to perform additional clinical trials before approving its proposed products. There is no assurance that, upon inspection, the FDA will determine that any of SciVac’s clinical trials comply with cGCPs. In addition, to evaluate the safety and effectiveness of SciVac’s biologic candidates compared to currently available treatments or a placebo, depending on the trial, to a statistically significant degree, SciVac’s clinical trials will require an adequately large number of test subjects. Any clinical trial that a CRO conducts abroad on SciVac’s behalf is subject to similar regulation plus the requirements of the country where the trial is being conducted. Accordingly, if SciVac’s CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, SciVac may be required to repeat clinical trials, which would delay the regulatory approval process.

In addition, SciVac does not employ the personnel of its CROs, and, except for remedies available to it under the agreements with such organizations, SciVac cannot control whether or not they will devote sufficient time and resources to its on-going clinical and pre-clinical programs. SciVac’s CROs may also have relationships with other commercial entities, including one or more of its competitors, for which they may also be conducting clinical studies or other biologic development activities, which could impede their ability to devote appropriate time to SciVac’s clinical programs. If SciVac’s CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised because of the failure to adhere to SciVac’s clinical protocols or regulatory requirements, or for other reasons, SciVac’s clinical trials may be extended, delayed, or terminated and it may not be able to obtain regulatory approval for or successfully commercialize the biologic candidates that it seeks to develop. As a result, its financial results and the commercial prospects for the biologic candidates that it seeks to develop would be harmed, its costs could increase, and its ability to generate revenue could be delayed or ended.

SciVac typically engages one or more CROs on a project-by-project basis for each study or trial. While SciVac has developed and plans to maintain its relationships with CROs that it has previously engaged, it also expects to enter into agreements with other CROs to obtain additional resources and expertise in an attempt to accelerate its progress with regard to on-going clinical programs and, specifically, the compilation of clinical trial data for submission with a BLA for each of its biologic candidates. If any of SciVac’s relationships with these third parties terminates, it may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or entering into new relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially affect SciVac’s ability to meet its desired clinical development timelines and can increase costs significantly. Although SciVac tries to carefully manage its relationships with its CROs, there can be no assurance that SciVac will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition, results of operations or prospects.

Future legislation, regulations and policies adopted by the FDA or other regulatory authorities may increase the time and costs required for SciVac to conduct and complete clinical trials for its hormone therapy drug candidates.

The FDA has established regulations, guidelines and policies to govern the pharmaceutical development and approval process, as have foreign regulatory authorities. Any change in regulatory requirements resulting from the adoption of new legislation, regulations or policies may require SciVac to amend existing clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols or clinical trial applications or the need for new ones, may significantly and adversely affect the cost, timing and completion of the clinical trials for SciVac’s candidates.

In addition, the FDA’s policies may change and additional government regulations may be issued that could prevent, limit or delay regulatory approval of its product candidates, or impose more stringent product labeling and post-marketing testing and other requirements.

Developments by competitors may establish standards of care that affect SciVac’s ability to conduct its clinical trials as planned.

Changes in standards related to clinical trial design could affect SciVac’s ability to design and conduct clinical trials as planned. For example, regulatory authorities may not allow SciVac to compare one or more of its product candidates to a placebo in a particular clinical indication where approved products are available. In that case, both the cost and the amount of time required to conduct a clinical trial could increase.

There can be no assurance that the data generated will be acceptable to the FDA.

There can be no assurance that the data generated using SciVac’s original protocols or even modified protocols will be acceptable to the FDA or that if future modifications during the trial are necessary, any such modifications will be acceptable to the FDA. If the FDA believes that its prior approval is required for a particular modification, it can delay or halt a clinical trial while it evaluates additional information regarding the change.

The future results of SciVac’s current or future clinical trials may not support its product candidate claims or may result in the discovery of unexpected adverse side effects.

Even if SciVac’s clinical trials are completed as planned, it cannot be certain that the results will support its product candidate claims or that the FDA or foreign authorities will agree with its conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and SciVac cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that SciVac’s product candidates are safe and effective for the proposed indicated uses. If the FDA concludes that the clinical trials for any of SciVac’s product candidates for which it might seek clearance have failed to demonstrate safety and effectiveness, SciVac would not receive FDA approval to market that product in the United States for the indications sought. In addition, such an outcome could cause SciVac to abandon the product candidate and might delay development of others. Any delay or termination of SciVac’s clinical trials will delay the filing of any product submissions with the FDA and, ultimately, its ability to commercialize its product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile. In addition, the clinical trials performed until now involve a relatively small patient population. Because of the small sample size, their results may not be indicative of future results.

There is no guarantee that the FDA will grant BLA approval of SciVac’s future product candidates, and failure to obtain necessary approvals for its future product candidates would adversely affect SciVac’s ability to grow its business.

The FDA’s and other regulatory agencies’ decisions to approve SciVac product candidates will depend on SciVac’s ability to demonstrate with substantial clinical evidence through well-controlled clinical trials that the product candidates are effective, as measured statistically by comparing the overall protection and improvement in patients with a high risk of HBV such as pre-dialysis and dialysis patients, and graft-versus-host patients, such as transplant patients, against the same metrics in the respective control groups, who will be receiving currently available HBV preventative treatments or either GVHD preventative treatments or placebos. However, there is a possibility that SciVac’s data may fail to show a statistically significant difference from the control and treatment arms. Alternatively, there is a possibility that SciVac’s data may be statistically significant, but that the actual clinical benefit of the product candidates may not be considered to be clinically significant, clinically relevant or clinically meaningful.

Even if SciVac believes that the data from its trials will support marketing approval in the United States or in Europe, it cannot predict whether the agencies will agree with its analysis and approve its applications.

SciVac is currently preparing to conduct several clinical trials in different phases for its product candidates and in the future expects to submit BLAs to the FDA for approval of these products. The FDA may not approve these product candidates for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse SciVac’s requests for BLA market approval of new product candidates, new intended uses or indications to future product candidates. Failure to receive approval for SciVac’s new product candidates would have an adverse effect on its ability to expand its business.

Regulatory authorities may revise previous guidance or decide to ignore previous guidance at any time during the course of SciVac’s clinical activities or after the completion of its clinical trials. Even with successful clinical safety and efficacy data, including such data from a clinical trial conducted pursuant to a Special Protocol Assessment, SciVac or its collaborators may be required to conduct additional, expensive clinical trials to obtain regulatory approval.

Conducting clinical trials of its product candidates or commercial sales of a product candidate may expose SciVac to expensive product liability claims and it may not be able to maintain product liability insurance on reasonable terms or at all.

The risk of product liability is inherent in the testing of pharmaceutical products. SciVac may be held liable if serious adverse reactions from the use of its product candidates occurs. If SciVac cannot successfully defend against product liability claims, it may incur substantial liabilities or be required to limit or terminate testing of one or more of its product candidates. SciVac’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of its product candidates. SciVac currently maintains product liability insurance, and it generally obtains clinical trial insurance once a clinical trial is initiated. However, the insurance coverage may not be sufficient to reimburse SciVac for any expenses or losses it may suffer. If SciVac successfully commercializes one or more of its product candidates, it may face product liability claims, regardless of FDA approval for commercial manufacturing and sale. Insurance coverage is becoming increasingly expensive, and, in the future, SciVac, or any of its corporate collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect SciVac against losses due to liability. Even if SciVac’s agreements with any current or future corporate collaborators entitle it to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise.

Even if SciVac obtains regulatory approval for one or more of its product candidates, it will still face extensive, ongoing regulatory requirements and review and its products may face future development and regulatory difficulties.

Even if SciVac obtains regulatory approval for one or more of its product candidates in the United States, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or to the conditions for approval, or impose ongoing requirements for potentially costly post-approval studies, including Phase IV clinical trials or post-market surveillance. As a condition to granting marketing approval of a product, the FDA may require a company to conduct additional clinical trials. The results generated in these post-approval clinical trials could result in loss of marketing approval, changes in product labeling, or new or increased concerns about side effects or efficacy of a product. For example, the labeling for SciVac’s product candidates, if approved, may include restrictions on use or warnings. The Food and Drug Administration Amendments Act of 2007 gives the FDA enhanced post-market authority, including the explicit authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with FDA-approved Risk Evaluation and Mitigation Strategies, which we refer to as REMS programs. If approved, SciVac’s biologics candidates will also be subject to ongoing FDA requirements governing the manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record keeping and reporting of safety and other post-market information. The FDA’s exercise of its authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products. Foreign regulatory agencies often have similar authority and may impose comparable costs. Post-marketing studies, whether conducted by SciVac or by others and whether mandated by regulatory agencies or voluntary, and other emerging data about marketed products, such as adverse event reports, may also adversely affect sales of SciVac’s product candidates once approved, and potentially its other marketed products. Further, the discovery of significant problems with a product similar to one of SciVac’s products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on sales of its approved products. Accordingly, new data about SciVac’s products could negatively affect demand because of real or perceived side effects or uncertainty regarding efficacy and, in some cases, could result in product withdrawal or recall. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies and practice management groups or organizations involved with various diseases to publish guidelines or recommendations related to the use of SciVac’s products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of SciVac’s products.

The holder of an approved BLA also is subject to obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA. Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws, including, by way of example, the Federal Trade Commission Act. Any sales and promotional activities are also potentially subject to federal and state consumer protection and unfair competition laws. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA, or such other regulatory agencies as reflected in the product’s approved labeling. In particular, any labeling approved by such regulatory agencies for SciVac’s product candidates may also include restrictions on use. Such regulatory agencies may impose further requirements or restrictions on the distribution or use of SciVac’s product candidates as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If SciVac receives marketing approval for one or more of its product candidates, physicians may nevertheless prescribe such products to their patients in a manner that is inconsistent with the approved label. If SciVac is found to have promoted such off-label uses, it may become subject to significant liability. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Healthcare Act of 1992. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with the FDA’s current good manufacturing practices, which we refer to as cGMPs regulations. If SciVac or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility, or SciVac, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, requiring new warnings or other labeling changes to limit use of the drug, requiring that SciVac conduct additional clinical trials, imposing new monitoring requirements or requiring that SciVac establish a REMS program.

If SciVac or its third-party collaborators fail to comply with applicable regulatory requirements, a regulatory agency may take any of the following actions:

●	conduct an investigation into SciVac’s practices and any alleged violation of law;

●	issue warning letters or untitled letters asserting that SciVac is in violation of the law;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	require that SciVac suspend or terminate any ongoing clinical trials;

●	refuse to approve pending applications or supplements to applications filed by SciVac;

●	suspend or impose restrictions on operations, including costly new manufacturing requirements;

●	seize or detain products, refuse to permit the import or export of products, or require SciVac to initiate a product recall; or

●	exclude SciVac from providing its products to those participating in government health care programs, such as Medicare and Medicaid, and refuse to allow SciVac to enter into supply contracts, including government contracts.

The occurrence of any of the foregoing events or penalties may force SciVac to expend significant amounts of time and money and may significantly inhibit its ability to bring to market or continue to market its products and generate revenue. Similar regulations apply in foreign jurisdictions.

SciVac may not succeed at in-licensing product candidates or technologies to expand its product pipeline.

SciVac may not successfully in-license product candidates or technologies to expand its product pipeline. The number of such candidates and technologies is limited. Competition among large pharmaceutical companies and biopharmaceutical companies for promising product candidates and technologies is intense because such companies generally desire to expand their product pipelines through in-licensing. If SciVac fails to carry out such in-licensing and expand its product pipeline, its potential future revenues may suffer.

SciVac may need to focus its future efforts in new therapeutic areas in which it has little or no experience.

Although SciVac’s primary strategic interest is in the area of infectious and immune diseases, a number of its product candidates may have potential efficacy in other therapeutic areas such as metastatic cancers, certain inflammatory conditions, stroke and certain cardiovascular diseases. If SciVac’s product candidate development efforts in its currently targeted indications fail, or if the competitive landscape or investment climate for such indications becomes less attractive, SciVac may need to change its strategic focus to include development of its product candidates or of newly acquired product candidates for therapeutic areas other than HBV and GVHD. SciVac has very limited drug development experience in other therapeutic areas, and it may be unsuccessful in changing SciVac’s focus to areas other than HBV and GVHD.

All of SciVac’s products for clinical trials are manufactured outside of the United States.

The facilities of any of SciVac’s future manufacturers must be approved by the FDA after SciVac submits its BLA and before approval. SciVac is dependent on the continued adherence of third-party manufacturers to Good Manufacturing Practices, which we refer to as GMP, and acceptable changes to their processes. If SciVac’s manufacturers cannot successfully produce material that conforms to its specifications and the FDA’s strict regulatory requirements, SciVac will not be able to secure FDA approval for its manufacturing facilities. If the FDA does not approve these facilities for commercial manufacture, it will need to find alternative suppliers, which would result in significant delays in obtaining FDA approvals. These challenges may have a material adverse impact on SciVac’s business, results of operations, financial condition and prospects.

SciVac has limited manufacturing capabilities and may have to depend on other parties for its manufacturing operations. If these manufacturers fail to meet SciVac’s requirements and strict regulatory requirements, its product development and commercialization efforts may be materially harmed.

SciVac has limited manufacturing capabilities and may have to depend on contract manufacturers. If any manufacturer is unable to produce required quantities on a timely basis or at all, SciVac’s operations would be delayed and its business harmed. Any reliance on contract manufacturers would expose SciVac to additional risks, including:

●	failure of future manufacturers to comply with strictly-enforced regulatory requirements;

●	failure to manufacture to SciVac’s specifications, or to deliver sufficient quantities in a timely manner;

●	the possibility that SciVac may terminate a contract manufacturer and need to engage a replacement;

●	the possibility that SciVac’s future manufacturers may not be able to manufacture its product candidates and products without infringing the intellectual property rights of others;

●	the possibility that SciVac’s future manufacturers may not have adequate intellectual property rights to provide for exclusivity and prevent competition; and

●	insufficiency of intellectual property rights to any improvements in the manufacturing processes or new manufacturing processes for SciVac’s products.

Any of these factors could result in significant delay or suspension of SciVac’s clinical trials, regulatory submissions, receipt of required approvals or commercialization of its products and harm its business.

If the supplier of a biological API or pharmaceutical excipient fails to provide sufficient quantities to SciVac, it may not be able to obtain an alternative supply on a timely or acceptable basis.

SciVac currently relies on a single source for its supply of vials and certain reagents required for the manufacture of Sci-B-Vac™. Currently, SciVac does not have a written or oral agreement with this source of supply, as all orders are handled through individual purchase orders or an order-by-order basis. Alternative sources from which SciVac can obtain its supply of most of these materials exist. However, SciVac may not be able to find alternative suppliers in a timely manner that would provide supplies of these materials at acceptable quantities and prices, if at all. Any interruption in the supply of these materials would disrupt SciVac’s ability to manufacture Sci-B-Vac™ and could have a material adverse effect on its business.

SciVac’s pharmaceutical excipients and other API’s are multisource, although not all sources have an active Drug Master File, referred to as DMF, with the FDA. A DMF is a submission to the FDA used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging and storing of drugs to support a drug development and approval. In addition, some of the countries for SciVac’s multisource APIs are not the same as its drug manufacturing locations. Therefore, any disruption in supply from the preferred vendor could result in significant delays with SciVac’s pharmaceutical development, clinical trials, BLA filing, BLA approval or commercial sale of the finished product due to contract delays, the need to manufacture a new batch of API, out of specification API, the need for import and export permits, and the failure of the newly sourced API to perform to the standards of the previously sourced API.

Modifications to SciVac’s products may require new BLA approvals.

Once a particular SciVac product receives FDA approval or clearance, expanded uses or uses in new indications of such product may require additional human clinical trials and new regulatory approvals or clearances, including additional IND and BLA submissions and premarket approvals before SciVac can begin clinical development, and/or prior to marketing and sales. If the FDA requires new clearances or approvals for a particular use or indication, SciVac may be required to conduct additional clinical studies, which would require additional expenditures and harm its operating results.

Conducting clinical trials and obtaining clearances and approvals can be a time consuming process, and delays in obtaining required future clearances or approvals could adversely affect SciVac’s ability to introduce new or enhanced products in a timely manner, which in turn would harm its future growth.

Future products may never achieve market acceptance.

Future products that SciVac may develop may never gain market acceptance among physicians, patients or the medical community. The degree of market acceptance of any of SciVac’s products will depend on a number of factors, including the actual and perceived effectiveness and reliability of the products; the results of any long-term clinical trials relating to use of the products; the availability, relative cost and perceived advantages and disadvantages of alternative technologies; the degree to which treatments using the products are approved for reimbursement by public and private insurers; the strength of SciVac’s marketing and distribution infrastructure; and the level of education and awareness among physicians and hospitals concerning SciVac’s products. Failure of any of SciVac’s products to significantly penetrate current or new markets would negatively impact its business, financial condition and results of operations.

To be commercially successful, physicians must be persuaded that using SciVac’s products for the vaccination of HBV or other planned indications are effective alternatives to existing vaccinations, therapies and treatments.

SciVac believes that the medical community and other physicians will not widely adopt its products, if and when approved, unless they determine, based on experience, clinical data, and published peer- reviewed journal articles, that the use of the products provides an effective alternative to other means of vaccinating against HBV or other indications for which they are intended. Patient studies or clinical experience may indicate that vaccination or treatment with SciVac’s products does not provide patients with sufficient benefits in disease prevention, treatment or quality of life. SciVac believes that recommendations and support for the use of its products from influential physicians will be essential for widespread market acceptance. Sci-B-Vac™ is in the commercial stage in certain jurisdictions other than the United States and it is premature to attempt to gain support from physicians at this time. SciVac can provide no assurance that such support will ever be obtained. In the event that SciVac’s product candidates are approved by the FDA, if such products do not receive such support from these physicians and from long-term data, physicians may not use or continue to use, and hospitals may not purchase or continue to purchase, SciVac’s products.

SciVac expects the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of its products and how much or under what circumstances healthcare providers will prescribe or administer its products.

In both the United States and other countries, sales of SciVac’s products will depend in part upon the availability of reimbursement from third-party payers, which include governmental authorities, managed care organizations and other private health insurers. Third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Although SciVac cannot predict the full effect on its business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, SciVac believes that legislation or regulations that would reduce reimbursement for, or restrict coverage of, its products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer the products. This could materially and adversely affect SciVac’s business by reducing its ability to generate revenue, raise capital, obtain additional collaborators and market its products. In addition, SciVac believes the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

SciVac’s revenue stream will depend upon third-party reimbursement.

The commercial success of SciVac’s products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients who use the products. However, the availability of insurance coverage and reimbursement for newly approved drugs to vaccinate against HBV is uncertain, and therefore, third-party coverage may be particularly difficult to obtain even if SciVac’s products are approved by the FDA as safe and effective. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payers have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. SciVac cannot be sure that reimbursement will be available for its product candidates and, if reimbursement is available, the level of reimbursement.

Governments outside the United States tend to impose strict price controls, which may adversely affect SciVac’s revenues, if any.

In some countries, particularly the countries of the European Union, referred to as the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, SciVac may be required to conduct a clinical trial that compares the cost-effectiveness of SciVac’s product candidate to other available therapies. If reimbursement of SciVac’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, its business could be harmed, possibly materially.

SciVac may enter into an agreement with, and depend upon, one or more partners to assist it in commercializing its product candidates.

Because of its limited financial and other resources, SciVac may actively seek and enter into a collaboration agreement with one or more partners to assist in its product launch, assuming marketing approval. Any collaboration agreement SciVac enters into may contain unfavorable terms, such as with respect to product candidates covered, control over decisions and responsibilities, termination rights, payment and other significant terms. SciVac’s ability to receive any significant revenue from its product candidates covered by the collaboration agreement will be dependent on the efforts of the collaboration partner and may result in lower levels of income to SciVac than if it marketed its product candidates entirely on its own. The collaboration partner may not fulfill its obligations or commercialize SciVac’s product candidates as quickly as it would like. SciVac could also become involved in disputes with its partner, which could lead to delays in or termination of its commercialization programs and time-consuming and expensive litigation or arbitration. If a collaboration partner terminates or breaches its agreement with SciVac, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing SciVac’s product candidates would be materially and adversely affected.

Additionally, depending upon the collaboration partner, other companies that might otherwise be interested in developing product candidates with SciVac could be less inclined to do so because of its relationship with the collaboration partner. If SciVac’s ability to work with present or future strategic partners or collaborators is adversely affected as a result of its collaboration agreement, its business prospects may be limited and its financial condition may be adversely affected.

SciVac may have conflicts with its partners that could delay or prevent the development or commercialization of its product candidates.

SciVac may have conflicts with its partners, such as conflicts concerning the interpretation of nonclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during the collaboration. If any conflicts arise with any of SciVac’s partners, such partner may act in a manner that is adverse to SciVac’s best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of SciVac’s product candidates, and in turn prevent SciVac from generating revenues. Such disagreements could include, but are not limited to: unwillingness on the part of a partner to pay SciVac milestone payments or royalties SciVac believes are due under a collaboration; uncertainty regarding ownership of intellectual property rights arising from collaborative activities, which could prevent SciVac from entering into additional collaborations; unwillingness by the partner to cooperate in the development or manufacture of the product candidate, including providing SciVac with product candidate data or materials; unwillingness on the part of a partner to keep SciVac informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

SciVac has limited experience selling, marketing and distributing products.

SciVac currently has limited sales, marketing or distribution capabilities. In order to commercialize its products, if any are approved, SciVac may need to develop its limited internal sales capabilities to target particular markets for its products, as well as make arrangements with third parties to perform sales, marketing and/or distribution services with respect to other markets for its products. SciVac may not be able to expand these capabilities sufficiently or hire additional marketing and sales personnel with appropriate expertise to market and sell its products, if approved. In addition, even if SciVac is able to identify one or more acceptable collaborators to perform these services with respect to other markets, it may not be able to enter into any collaborative arrangements on favorable terms, or at all. If SciVac enters into any collaborative arrangements for the marketing or sale of its products in other markets, its product revenues are likely to be lower than if SciVac, itself, marketed and sold the products. In addition, any revenues SciVac receives would depend upon the efforts of its collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations, and their inability to comply with regulatory requirements or other factors outside of SciVac’s control. Depending upon the terms of the collaboration, the remedies SciVac has against an under-performing collaborator may be limited and costly to enforce. If SciVac were to terminate a relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

If SciVac is unable to develop its own sales, marketing and distribution capabilities, or if it is not successful in contracting with third parties for these services on favorable terms, or at all, its product revenues could be disappointing.

SciVac currently have no sales, marketing or distribution capabilities in the United States. In order to commercialize its product candidates, if any are approved by the FDA, SciVac will either have to develop such capabilities internally or collaborate with third parties who can perform these services for it. If SciVac decides to commercialize any of its product candidates itself, it may not be able to hire the necessary experienced personnel and build sales, marketing and distribution operations which are capable of successfully launching new products and generating sufficient product revenues. In addition, establishing such operations will take time and involve significant expense.

If SciVac decides to enter into new co-promotion or other licensing arrangements with third parties, it may be unable to locate acceptable collaborators because the number of potential collaborators is limited and because of competition from others for similar alliances with potential collaborators. Even if SciVac is able to identify one or more acceptable new collaborators, it may not be able to enter into any collaborative arrangements on favorable terms, or at all.

In addition, any revenues SciVac receives would depend upon its collaborators’ efforts which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations or other factors outside of SciVac’s control. Depending upon the terms of the collaboration, the remedies SciVac has against an under- performing collaborator may be limited. If SciVac were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, or at all.

Upon commercialization of its products, SciVac may be dependent on third parties to market, distribute and sell its products.

SciVac’s ability to receive revenues may be dependent upon the sales and marketing efforts of any current and future co-marketing partners and third- party distributors. At this time, SciVac has not entered into an agreement with any partner for commercialization of any of its product candidates in the United States and only plans to do so after the successful completion of Phase III clinical trials and prior to commercialization. If SciVac fails to reach an agreement with any such commercialization partner or upon reaching such an agreement such partner fails to sell a large volume of SciVac’s products, it may have a negative impact on SciVac’s business, financial condition and results of operations.

SciVac’s products face, and its product candidates will face, significant competition in the markets for such products, and if they are unable to compete successfully, SciVac’s business will suffer.

SciVac’s products and product candidates face, and will continue to face, intense competition from large pharmaceutical companies, specialty pharmaceutical and biotechnology companies as well as academic and research institutions. SciVac competes in an industry that is characterized by: (i) rapid technological change; (ii) evolving industry standards; (iii) emerging competition; and (iv) new product introductions. Competitors have existing products and technologies that will compete with SciVac’s product candidates and technologies and may develop and commercialize additional products and technologies that will compete with SciVac’s product candidates and technologies. Because several competing companies and institutions have greater financial resources than SciVac, they may be able to: (i) provide broader services and product lines; (ii) make greater investments in R&D; and (iii) carry on larger R&D initiatives. Competitors also have greater development capabilities than SciVac does and have substantially greater experience in undertaking nonclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. They also have greater name recognition and better access to customers. SciVac’s chief competitors in the field of HBV vaccines include companies such as MSD, Dynavax Technologies, Merck & Co., Sanofi Pasteur and GlaxoSmithKline plc. The chief competitors in the field of GVHD include companies such as Mesoblast International SA, Samsung Medical Center/Medipost Co. Ltd., Jazz Pharmaceuticals PLC, Kadmon Corporation, Alder Biopharmaceuticals Inc./Bristol-Myers Squibb, Kamada Ltd., Baxter Healthcare Corporation, Adienne Pharma and Biotech, Novartis International AG, Rabin Medical Center, Xenikos B.V., Seattle Genetics, Inc., Escape Therapeutics, Inc., Omni Bio Pharmaceutical, Inc., Hoffman-LaRoche and Biogen Idec, Inc.

SciVac is faced with intense competition and rapid technological change, which may make it more difficult to achieve significant market penetration. If SciVac cannot compete successfully for market share against other drug companies, it may not achieve sufficient product revenues and its business will suffer.

The market for SciVac’s product candidates is characterized by intense competition and rapid technological advances. If SciVac’s product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If competitors’ existing products or new products are more effective than or considered superior to SciVac’s future products, the commercial opportunity for its future products will be reduced or eliminated. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than SciVac’s products, or may offer comparable performance at a lower cost. We face competition from fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. If SciVac is successful in penetrating the market for HBV and/or GVHD with its product candidates, other companies may be attracted to the market. Many of SciVac’s competitors have products or product candidates already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, are larger than SciVac is and have substantially greater financial, technical, research, marketing, sales, distribution and other resources. Competitors may develop or market products that are more effective or commercially attractive than any that SciVac is developing or marketing. Competitors may obtain regulatory approvals and introduce and commercialize products before SciVac does. These developments could have a significant negative effect on SciVac’s financial condition. Even if SciVac is able to compete successfully, it may not be able to do so in a profitable manner.

Adverse events involving SciVac’s product candidates may lead the FDA to delay or deny approval for its products or result in product recalls that could harm SciVac’s reputation, business and financial results.

Serious injury or death resulting from a failure of one of SciVac’s product candidates during current or future clinical trials could result in the FDA delaying the clinical trials or denying or delaying clearance or approval of a product candidate.

Even though an adverse event may not be the result of the failure of SciVac’s product candidate, the FDA or an IRB could delay or halt a clinical trial for an indefinite period of time while an adverse event is reviewed and likely would do so in the event of multiple such events.

Any delay or termination of SciVac’s current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial and delays or termination of clinical trials as a result of protocol modifications or adverse events during the trials may cause an increase in costs and delays in the filing of any product candidate submissions with the FDA, delay the approval and commercialization of product candidates or result in the failure of the clinical trial, which could adversely affect SciVac’s business, operating results and prospects. Lengthy delays in the completion of clinical trials of product candidates would adversely affect SciVac’s business and prospects and could cause it to cease operations.

Once a product receives FDA approval, the FDA has the authority to require the recall of commercialized products in the event of adverse side effects, material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is a reasonable probability that the product would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by SciVac or one of its distributors could occur as a result of adverse side effects, impurities or other product contamination, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of products would divert managerial and financial resources and have an adverse effect on SciVac’s financial condition and results of operations.

SciVac may be exposed to liability claims associated with the use of hazardous materials and chemicals.

SciVac’s R&D activities involve the controlled use of hazardous materials and chemicals. Although SciVac believes that its safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, it cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, SciVac could be held liable for any resulting damages and any liability could materially adversely affect its business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require SciVac to incur substantial compliance costs that could materially adversely affect its business and financial condition.

SciVac’s business depends upon securing and protecting critical intellectual property.

SciVac’s commercial success will depend in part on obtaining and maintaining patent, trade secret, copyright and trademark protection of its technologies in the United States and other jurisdictions, as well as successfully enforcing its intellectual property and defending its intellectual property against third-party challenges. SciVac will only be able to protect its technologies from unauthorized use by third parties to the extent that valid and enforceable intellectual property protection, such as patents or trade secrets, cover them. In particular, SciVac places considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes. Furthermore, the degree of future protection of SciVac’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect its rights or permit SciVac to gain or keep its competitive advantage. Moreover, the degree of future protection of SciVac’s proprietary rights is uncertain for product candidates that are currently in the early stages of development because it cannot predict which of these product candidates will ultimately reach the commercial market or whether the commercial versions of these product candidates will incorporate proprietary technologies.

SciVac may not be able to obtain marketing exclusivity in the United States under the BPCI Act or equivalent regulatory data exclusivity protection in other jurisdictions for its products.

The BPCI Act, which is included in the Patient Protection and Affordable Care Act, creates an approval pathway for biosimilar and interchangeable biological products and provides the manufacturer of innovator biologic to seek a twelve-year period of marketing exclusivity. SciVac intends to seek the maximum period of market exclusivity for its candidate products, but there is no guarantee that either or both will receive any marketing exclusivity under the BPCI Act. SciVac’s failure to obtain exclusivity for any product that is ultimately approved by the FDA may have significant adverse financial consequences.

SciVac may not be successful in hiring and retaining key employees.

SciVac’s future success depends on its ability to identify, attract, hire or engage, retain and motivate well-qualified managerial, technical, clinical and regulatory personnel. SciVac will need to hire additional qualified personnel with expertise in nonclinical pharmacology and toxicology, pharmaceutical development, clinical research, regulatory affairs, manufacturing, sales and marketing. SciVac competes for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the United States and in Israel, is intense, and SciVac may not be able to hire sufficient personnel to support its efforts. There can be no assurance that these professionals will be available in the market, or that SciVac will be able to retain existing professionals or to meet or to continue to meet their compensation requirements. Furthermore, the cost base in relation to such compensation, which may include equity compensation, may increase significantly, which could have a material adverse effect on SciVac. Failure to establish and maintain an effective management team and work force could adversely affect SciVac’s ability to operate, grow and manage its business.

SciVac’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

SciVac is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:

●	comply with FDA regulations or similar regulations of comparable foreign regulatory authorities;

●	provide accurate information to the FDA or comparable foreign regulatory authorities;

●	comply with manufacturing standards SciVac has established;

●	comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities;

●	report financial information or data accurately; or

●	disclose unauthorized activities to SciVac.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to SciVac’s reputation. SciVac has adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions SciVac takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against SciVac, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on SciVac’s business and results of operations, including the imposition of significant fines or other sanctions.

Business interruptions could limit SciVac’s ability to operate its business.

SciVac’s operations as well as those of its collaborators on which it depends are vulnerable to damage or interruption from computer viruses, human error, natural disasters, electrical and telecommunication failures, international acts of terror and similar events. SciVac has not established a formal disaster recovery plan and its back-up operations and its business interruption insurance may not be adequate to compensate SciVac for losses it may suffer. A significant business interruption could result in losses or damages incurred by SciVac and require it to cease or curtail its operations.

SciVac may expand its business through the acquisition of rights to new product candidates that could disrupt its business and harm its financial condition.

SciVac’s business strategy includes expanding its products and capabilities, and it may seek acquisitions of product candidates or technologies to do so. Acquisitions involve numerous risks, including substantial cash expenditures; potentially dilutive issuance of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the acquired technologies or the operations of the acquired companies; diverting management’s attention away from other business concerns; risks of entering markets in which SciVac has limited or no direct experience; and the potential loss of its key employees or key employees of the acquired companies.

SciVac cannot assure that any acquisition will result in short-term or long-term benefits to it. SciVac may incorrectly judge the value or worth of an acquired product, company or business. In addition, its future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions. SciVac cannot assure that it will be able to make the combination of its business with that of acquired products, businesses or companies work or be successful. Furthermore, the development or expansion of SciVac’s business or any acquired products, business or companies may require a substantial capital investment by SciVac. SciVac may not have these necessary funds or they might not be available to SciVac on acceptable terms or at all. SciVac may also seek to raise funds by selling capital stock or instruments convertible into or exercisable for capital stock, which could dilute each stockholder’s ownership interest.

Managing growth as SciVac expands operations may strain its resources, and it may not successfully manage its growth.

SciVac expects to need to grow rapidly in order to support additional, larger, and potentially international, clinical trials of its product candidates, which will place a significant strain on its financial, managerial and operational resources. SciVac’s future success is heavily dependent upon growth and acceptance of its future products. In order to achieve and manage growth effectively, SciVac must continue to improve and expand its operational, management and financial systems and capabilities, expand its facilities, and augment its internal controls and infrastructure. Moreover, SciVac will need to increase staffing and train, motivate and manage its employees. All of these activities will increase SciVac’s expenses and may require it to raise additional capital sooner than expected. If SciVac fails to manage growth effectively or if it is unable to scale its business appropriately or otherwise adapt to anticipated growth and new product introduction, its business, financial condition or results of operations could be harmed.

SciVac is subject to federal and state laws and regulations relating to its business and its failure to comply with those laws could have a material adverse effect on its results of operations and financial conditions.

SciVac is subject to additional health care regulation and enforcement by the federal government and the states in which it conducts its business. The laws that may affect SciVac’s ability to operate include the following:

●	the federal health care program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made under government health care programs such as the Medicare and Medicaid programs;

●	the federal Ethics in Patient Referrals Act of 1989, commonly known as the Stark Law, which prohibits a physician from referring a patient for certain items or services covered by Medicare or Medicaid to an entity in which the physician or a family has a financial interest;

●	the federal False Claims Act and related laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government health care programs that are false or fraudulent;

●	the so-called qui tam provisions of the federal and state false claims acts which permit whistleblowers to sue in the name the federal or state governments health care providers and others for alleged violations of those laws and which permit whistleblowers to obtain a reward for bringing the case. These qui tam cases have been on the rise in recent years;

●	federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers;

●	the Affordable Care Act which imposes new reporting requirements on device and pharmaceutical manufacturers to make annual public disclosures of payments to health care providers and ownership of their stock by health care providers. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value, or ownership or investment interests that are not reported; and

●	HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

Further, the recently enacted Affordable Care Act, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity can now be found guilty of fraud or false claims under the Affordable Care Act without actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against SciVac for violation of these laws, even if it successfully defends against it, could result in a material adverse effect on SciVac’s reputation, business, results of operations and financial condition.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians.

The scope and enforcement of these laws is uncertain and subject to change in the current environment of health care reform, especially in light of the lack of applicable precedent and regulations. SciVac cannot predict the impact on its business of any changes in these laws. Federal or state regulatory authorities may challenge SciVac’s current or future activities under these laws. Any such challenge could have a material adverse effect on SciVac’s reputation, business, results of operations, and financial condition. Any state or federal regulatory review of SciVac, regardless of the outcome, would be costly and time-consuming.

SciVac is considered a “foreign private issuer” under the Exchange Act, and SciVac’s disclosure and reporting requirements are different than those of a U.S. domestic reporting company.

SciVac is considered a “foreign private issuer” under the Exchange Act and the rules of the SEC promulgated thereunder. As a result, SciVac is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers, meaning that, among other things, SciVac is required to file its annual report on Form 20-F with the SEC within four months of its fiscal year end. In addition, SciVac must furnish to the SEC reports on Form 6-K regarding certain information required to be publicly disclosed by SciVac in Canada or filed with, and made public by, the TSX or regarding information distributed or required to be distributed by SciVac to its shareholders.

Additionally, SciVac is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. SciVac is not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles and is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material non-public information. Also, SciVac’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the SciVac’s common shares. If SciVac loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States.

The public market for SciVac common shares has been, and may continue to be, volatile. This may affect the ability of its investors to sell their shares as well as the price at which they sell their shares.

Due to the volatility of the market for SciVac common shares, the market price for the shares may be volatile and significantly affected by factors such as variations in quarterly and yearly operating results, general trends in the alternative vaccine industry, or changes in state or federal regulations affecting SciVac and its industry. Furthermore, in recent years the stock market has experienced extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of the affected companies. Such broad market fluctuations may adversely affect the market price of SciVac common stock.

SciVac has not paid dividends in the past and has no immediate plans to pay dividends.

SciVac plans to reinvest all of its earnings, to the extent it has earnings, in order to market its products and to cover operating costs and to otherwise become and remain competitive. SciVac does not plan to pay any cash dividends with respect to its securities in the foreseeable future. SciVac cannot assure you that it would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of SciVac common shares as a dividend. Therefore, holders of SciVac common shares should not expect to receive cash dividends.

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

SciVac was incorporated under the laws of British Columbia by Memorandum of Association on April 9, 1965 under the name “Alice Arm Molybendum Co. Ltd.” On October 21, 1965, SciVac changed its name to “Alice Arm Mining Ltd.” and subsequently, on July 13, 1975, changed its name to “New Congress Resources Ltd.” On January 12, 1983, SciVac changed its name to “Levon Resources Ltd.” Upon completion of the Transaction (as described below in the section entitled “Recent Developments”) on July 9, 2015, SciVac adopted the name “SciVac Therapeutics Inc.”

SciVac’s registered office is located at 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3. SciVac’s principal executive office is located at Gad FeinStein Road, POB 580 Rehovot, Israel 7610303. The telephone number of SciVac’s principal office is 972-8-948-0625.

Intercorporate Relationships

SciVac Ltd., located in Rehovot, Israel, is a wholly owned subsidiary of SciVac that was incorporated on April 18, 2005 pursuant to the Israeli Companies Law (1999), as amended. SciVac Ltd. currently manufactures and sells SciVac’s lead product, Sci-B-Vac™, a third-generation Hepatitis B vaccine for adults, children and newborns.

SciVac USA, LLC, located in Miami, Florida, is a wholly owned subsidiary of SciVac Ltd. and was formed on November 26, 2014.

Overview

SciVac is a commercial-stage, private biopharmaceutical company focused on developing, producing and marketing recombinant healthcare biotechnology derived products to prevent and treat infectious and immune diseases. We currently manufacture our lead product, Sci-B-Vac™, a third generation HBV vaccine for adults, children and newborns, which is registered in twelve countries throughout the world. Sci-B-Vac™, has not yet been approved by the FDA or the European Medicines Agency (the “EMA”). In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B-Vac™, is considered the standard of care. We have sold more than 1.5 million units in Israel. Certain clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline’s Engerix-B®, one of the primary existing HBV vaccines available for the hepatitis B virus, in preventing hepatitis B infection. We are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™ for sale for vaccination of pre-dialysis and HIV patients in the United States and the EU, respectively. Our wholly-owned subsidiary in Rehovot, Israel currently manufactures and sells our lead product, Sci-B-Vac™, a third-generation Hepatitis B vaccine for adults, children and newborns.

We have in-licensed an early-stage enzyme-based product, recombinant human deoxyribonuclease I (“rhDNase I”), as a novel biological intended for the prevention and treatment of GVHD. GVHD is a potentially deadly complication that may occur following a stem cell or bone marrow transplant. With GVHD, the newly-transplanted donor cells (i.e., the graft) treat the recipient’s body (i.e. the host) as foreign, and the newly-transplanted cells attack the host. Among other things, GVHD may cause inflammation, skin rash, nausea, vomiting, diarrhea and liver problems. In its acute form (“aGVHD”) it is a deadly condition, impacting stem cell, bone marrow and other transplant recipients for which no approved preventative or therapeutic drug is currently available. Because rhDNase I has received FDA orphan drug designations for both the prevention and treatment of GVHD, it offers a development path with potentially reduced cost structures and opportunities for market exclusivity. There are currently no FDA- or EMA-approved drugs labeled for prevention or treatment of GVHD. We have also in-licensed rights to develop rhDNase I for additional indications, including, but not limited to, autoimmune diseases, cardiovascular diseases and certain cancers. In accordance with the terms of the Merger Agreement (as defined below under “Recent Developments”), we intend to sublicense all rights to rhDNase I, as obtained through our license agreement with CLS Therapeutics Limited (“CLS”), to OPKO Health Inc. or one of its affiliates in exchange for a royalty based on net sales.

We have also created our own R&D center in order to develop bacterial (E. Coli) and mammalian cell (Chinese Hamster Ovary (“CHO”)) manufacturing technology, and we offer contract development and current good manufacturing practices (“cGMP”) manufacturing services for Phase I/II clinical studies and additional R&D services for other life science and biotechnology companies.

We may also seek to in-license late-stage drugs that we believe complement our product portfolio, including small molecule therapeutics for niche indications in oncology.

Recent Developments

On July 9, 2015, SciVac, formerly Levon Resources Ltd. (“Levon”), completed a plan of arrangement (the “Transaction”) pursuant to which SciVac Ltd. completed a reverse takeover of Levon. In connection with the Transaction, Levon acquired 100% of the issued and outstanding securities of SciVac Ltd. and assumed certain related party loans in exchange for 517,514,016 common shares of Levon, resulting in the former SciVac Ltd. securityholders holding 68.4% of the issued and outstanding common shares and the shareholders of Levon immediately prior to the effective time of the Transaction controlling the remaining 31.6%. On completion of the Transaction, Levon changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc. Other than approximately CAD $27 million in cash retained by SciVac, all other assets and liabilities of Levon were transferred or assumed by 1027949 BC Ltd., Levon’s wholly owned subsidiary (“BC Ltd.”). Additionally, upon consummation of the Transaction, each Levon shareholder received 0.5 common shares of BC Ltd., resulting in the Levon shareholders holding 100% of the issued and outstanding shares of BC Ltd; therefore, SciVac no longer owns any equity interest in BC Ltd.

On July 14, 2015, SciVac Therapeutics Inc. common shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “VAC” and its shares began to be quoted on the OTCQX under the symbol “SVACF”.

On October 26, 2015, SciVac entered into an Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, dated as of December 17, 2015, referred to collectively as the Merger Agreement, with Seniccav Acquisition Corporation, a Delaware corporation, referred to as Sub, and VBI Vaccines, Inc., referred to as VBI. Pursuant to the terms of the Merger Agreement, Sub will merge with and into VBI, with VBI surviving the merger as a wholly owned subsidiary of SciVac. We refer to the foregoing transaction as the Merger. SciVac anticipates consummating the Merger during the second quarter of 2016.

Product Development

Sci-B-Vac™ for Prevention of Hepatitis B: Sci-B-Vac™ is a “third generation” vaccine, distinguished from previous generations in that Sci-B-Vac™ (i) is produced in mammalian cells (CHO cells) and (ii) contains more of the proteins, or surface antigens, naturally occurring on the outer surface of the hepatitis B virus.

In contrast to previous vaccines, which contain only one surface antigen, the “S” antigen, Sci-B-Vac™ contains the “S” antigen plus the “preS1” and “preS2” surface antigens. The composition of Sci-B-Vac™ therefore provides more opportunities for the immune system to respond with antibodies, or neutralizing antibodies, which can recognize one of these components of the hepatitis B particle.

Because the Sci-B-Vac™ active component displays proteins substantially similar to those found on the outer surface of the naturally occurring hepatitis B virus, we believe that Sci-B-Vac™ could be more potent and immunogenic (capable of conferring immunity) than other existing yeast-derived HBV vaccines, such as GlaxoSmithKline’s Engerix-B®.

Several clinical studies conducted by SciVac have demonstrated that Sci-B-Vac™ possesses the following benefits relating to the prevention of the hepatitis B virus:

●	Sci-B-Vac™ has been demonstrated to be highly immunogenic in adults, children and newborn infants;

●	In several trials, the protection obtained by vaccination, or seroprotection, was faster, and anti-hepatitis B virus antibody concentration was higher in a larger percentage of vaccinated individuals, in each case when compared to current yeast-derived vaccines. In addition, seroprotection (the attainment of immunologically protective levels of anti-hepatitis B virus antibodies) was induced with only 25-50% of the recommended dose for currently U.S.- licensed HBV vaccines; and

●	Sci-B-Vac™ generated an adequate immune memory for long-term protection against hepatitis B.

Additionally, preliminary results, such as from investigator-initiated academic studies, suggest that:

●	Sci-B-Vac™ generated superior to Engerix-B® immune response in overweight individuals;

●	Sci-B-Vac™ induced a protective immunity in end-stage renal disease (“ESRD”) patients who did not respond to previous vaccination with currently available vaccines and who were undergoing dialysis; and

●	Sci-B-Vac™ could have particular clinical benefits in special subsets, such as immunosuppressed patients and special at-risk groups of non-responders.

Sci-B-Vac™ is generally well-tolerated by patients. During the clinical development and trials of Sci-B-Vac™, approximately 1% of the patients experienced local reactions at the injection site (as commonly observed with the use of most vaccines). The injection site reactions included soreness, pain, tenderness, pruritus, which is itchiness, erythema, which is redness, ecchymosis, which is discoloration of the skin resulting from bleeding underneath the skin, swelling, warmth and nodule formation. These reactions were generally mild and were resolved within two days after vaccination. Additionally fatigue, weakness, headache, fever, malaise, nausea, diarrhea, pharyngitis, which is inflammation of the pharynx, and upper respiratory infection were observed.

Based on the clinical data collected to date, we intend to bypass the Phase II trial in the United States and Europe with the consent of the FDA and EMA, respectively, and commence three pivotal Phase III clinical trials for prevention of the hepatitis B virus in pre-dialysis and HIV patients. We are in the process of finalizing the protocols for these Phase III clinical trials. In addition, we are contemplating expanding the target populations to include diabetic patients, as well as healthy adults. We had limited discussions with the FDA regarding Sci-B-Vac between May 2012 and September 2015; however, we requested that the FDA close its master file on Sci-B-Vac™ so that we could improve the presentation and clarity of our data. Although we have not yet filed an IND with the FDA, we plan to meet with the FDA during 2016 to discuss our U.S. clinical development plan and to have a similar consultation with the EMA as soon as reasonably practicable thereafter.

rhDNase I for the Prevention and Treatment of GVHD: GVHD is a serious complication that occurs in patients receiving stem cell transplantation, which is the donation of healthy stem cells from a donor, or a graft, to a recipient (the host). GVHD can also occur in organ transplants and, rarely, in blood transfusions. By using preclinical mouse models of GVHD, we have indications that recombinant human deoxyribonuclease I enzyme (rhDNase I), could be effective in the prevention and treatment of GVHD in humans if used shortly prior to or together with the transplant.

In August 2014, the FDA granted two orphan drug designations for rhDNase I in two indications applicable to GVHD: the prevention of GVHD; and the treatment of GVHD. The FDA’s grant of these designations under the Orphan Drug Act, referred to as the ODA, qualifies rhDNase I for certain benefits, including financial incentives, particular market exclusivities, protocol assistance and waiver of filing fees. Orphan drug designation does not assure approval nor is it evidence that our clinical trials will provide sufficiently positive data to assure the safety and effectiveness to support approval of the product for any use. The ODA provides orphan status to drugs and biologics, which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. To promote the development of treatments for orphan diseases such as GVHD, the FDA and other regulatory agencies provide regulatory and marketing incentives to companies that develop orphan drugs. If rhDNase I receives marketing approval under a BLA, management anticipates that rhDNase I might become one of the first biologics approved for the prevention and/or treatment of GVHD, because there are currently no FDA-approved drugs or biologics for the prevention and/or treatment of GVHD. In 2010, the U.S. and European market for the treatment of GVHD was approximately US$260 million, and it is expected to grow to US$407 million by 2018, according to GlobalData.

Market Opportunities

Hepatitis B

Hepatitis B is an infectious illness of the liver caused by the hepatitis B virus. The hepatitis B virus is the major cause of liver disease worldwide. The World Health Organization estimates that two billion people (one-third of the world’s population) have been infected by the hepatitis B virus. Of these, approximately 400 million people have chronic infections that put them at high risk of ultimately developing cirrhosis and cancer of the liver and the death of liver tissue. There is no cure for chronic hepatitis B infection, and disease prevention through effective vaccines is critical to reducing the spread of the disease.

The virus is transmitted by exposure to infected blood or body fluids, such as semen and vaginal fluids. Perinatal infection is a major route of infection in areas of the world where the disease is common. Other risk factors for developing hepatitis B infection include working in a healthcare setting, blood transfusions, dialysis, sharing razors or toothbrushes with an infected person, travel in countries where the virus is common and living in an institution. Tattooing and acupuncture led to a significant number of cases in the 1980s and still continue to be two of the causes of hepatitis B infection today due to the risk of using non-sterile needles. The hepatitis B virus is 50 to 100 times more infectious than HIV.

Specific treatments for viral hepatitis infection exist, but none of the available drugs can clear the infection. Instead, they can stop the virus from replicating, which minimizes liver damage. However, prevention of the disease by vaccination is the only effective medical measure for controlling the spread of the disease and decreasing illness and death due to hepatitis. Vaccines for the prevention of the hepatitis B virus have been routinely recommended for infants since 1991 in the United States. Most vaccines are given in three doses over a course of months. Seroprotection against the hepatitis B virus requires an anti-HBs antibody concentration of at least 10 mIU/ml in the recipient’s serum.

Currently Available HBV Vaccines

The currently available HBV vaccines for prevention of the hepatitis B virus include: Engerix-B® and Fendrix®, manufactured by GlaxoSmithKline; Recombivax HB, manufactured by Merck; Elovac B, manufactured by Human Biologicals Institute, a division of Indian Immunologicals Limited; Gene Vac-B, manufactured by Serum Institute of India; and Shanvac-B, manufactured by Shantha Biotechnics Pvt Ltd, under Sanofi Pasteur. To date, only Engerix-B® and Recombivax HB are approved by the FDA for immunization and distribution in the United States; however, the remaining companies above and other companies may seek approval from the FDA or other organizations, including the World Health Organization, for their respective vaccine products.

Limitations of Current Treatments

●	Limited effectiveness creating seroprotection in the dialysis population. Historically, HBV vaccine programs using second-generation vaccines led to effective seroprotection in only 67-86% of hemodialysis patients. An investigator-initiated study suggests that Sci-B-Vac™ is well-tolerated and highly immunogenic in the population of ESRD patients who have not responded to a second generation yeast- derived vaccine. We are focused on finding treatment options for this specific population to be vaccinated at pre-dialysis stage, as recommended by the Centers for Disease Control and Prevention (the “CDC”).

●	Reduced efficacy of current vaccines for individuals with suppressed immune systems. In patients at high-risk for hepatitis B, such as those who suffer from diabetes, cancer, HIV, celiac disease and dialysis patients, 20-80% of such patients do not respond to the vaccines currently available in the market. Unlike other diseases which disappeared after mass vaccination, such as smallpox, hepatitis B persists as a major global health problem. Therefore, we believe that these challenges present a need for an innovative solution. Our research shows that non-responders or low-responders to the conventional HBV vaccine respond better to our third generation HBV vaccine, Sci-B-Vac™.

●	Limited effectiveness in immunization of adults with increased body weight. The preliminary results collected by Bio-Technology General (Israel) Ltd., an Israeli subsidiary of Savient Pharmaceuticals, Inc. (“Savient”), which is the original company that licensed the Sci-B-Vac™ technology to us, from two clinical studies suggest that Sci-B-Vac™ generated superior immune response in overweight individuals as compared to Engerix-B®.

●	Limited effectiveness in newborn infants of hepatitis B-positive mothers. An investigator-initiated study suggested that Sci-B-Vac™ could be more effective than Engerix-B® in reducing hepatitis B virus transmission and potentially triggering early hepatitis B virus clearance.

Expected Sci-B-Vac™ Advantage

Due to the limitations of currently marketed HBV vaccines, we believe an untapped market opportunity exists for adult populations at higher risk of hepatitis B infection, such as immune-compromised persons and non-responders to currently marketed vaccines. Because their immune systems are weakened or not functioning at all, immune-compromised people are more susceptible to infectious diseases, including the hepatitis B virus. Additionally, even if immune-compromised people receive one or more of the currently available vaccines, the patient’s immune response may be inadequate, and, as a result, the vaccination may have to be repeated. For example, in the United States, the CDC recommends HBV vaccinations for all susceptible chronic hemodialysis patients, which is a population of over one million in the United States alone, yet 14-33% of hemodialysis patients do not respond to the HBV vaccines currently available in the market, according to the CDC. Hemodialysis patients have a reduced response to vaccinations because of the general suppression of the immune system associated with uremia, a complication of chronic kidney disease, referred to as CKD, and acute kidney failure. In an investigator-initiated clinical trial of ESRD patients who had not responded to four double-dose injections of Engerix-B® (4x40 mcg), 86% (n=29) responded positively to three lower-dose injections of Sci-B-Vac™ (3x10 mcg). It should be noted that Sci-B-Vac achieves these seroprotection rates without the use of next-generation adjuvants, which are substances that enhance the body’s immune response to an antigen, whose safety and efficacy profiles remain an open issue due to limited clinical history. Sci-B-Vac is adjuvanted only with alum, a commercially accepted adjuvant with robust safety data. We expect the further U.S. clinical studies to support efficacy of Sci-B-Vac™ in the pre-dialysis, HIV and diabetic subpopulations.

Our Solutions

SCI-B-VAC™

Based on various SciVac-sponsored clinical findings, as well as published reports by independent investigators, we have preliminary indications of the following properties of Sci-B-Vac™:

●	Rapid onset of immunity, as measured by levels of antibodies to the hepatitis B virus (anti-hepatitis B surface antigen (“HBsAg”)). The results of certain clinical trials conducted outside of the United States and not under an IND may suggest that two doses of Sci-B-Vac™ instead of the conventional three may be sufficient to induce adequate seroprotection.

●	Possible Activity of Sci-B-Vac™ against emerging hepatitis B virus mutants. Second generation (i.e., single antigen) HBV vaccines, in combination with nucleoside analog-based therapy (antiviral drug therapy) of chronic hepatitis B, apply selective pressures on the hepatitis B virus in infected individuals, which leads to the generation and accumulation of mutations in the S antigen. The hepatitis B virus that contains these mutations is usually resistant to neutralization by antibodies raised by conventional second-generation HBV vaccines, which raise antibodies against the only S antigen. These mutations create public health concerns, as they can be responsible for reactivation of hepatitis B and what is referred to as occult hepatitis B infection. The prevalence of escape mutants, which means that hepatitis B infection may occur and/or may be transmitted to others, is growing; recent reports show up to 7% of the general population and up to 20% of liver transplant patients and HIV-infected individuals have hepatitis B virus escape mutants. We believe that Sci-B-Vac™ may have the potential to maintain immune control in patients infected with hepatitis B virus escape mutants.

Our Strategy

SciVac’s currently derives revenues from sales of the Sci-B-Vac™ vaccine product in Israel, as well as from R&D and manufacturing services rendered in Israel to customers in the biotechnology and pharmaceutical sectors located in Europe, the United States and Israel.

We intend to leverage our considerable industry knowledge, scientific experience and development expertise to identify, develop and commercialize product candidates with strong market potential that can fulfill unmet medical needs in the prevention and treatment of infectious and immune diseases. Currently, we are focused on the development and commercialization of novel and improved therapies for the treatment of hepatitis B using our proprietary recombinant protein expertise. However, we may also seek and enter into strategic partnerships in order to leverage such potential partners’ financial strength, as well as regulatory, marketing and other relevant expertise and assets to complete development, obtain regulatory approvals, manufacture and market our products in various geographic regions.

To achieve our current objectives, we intend to execute on the following:

●	Commercialize Sci-B-Vac™ in target populations in major pharmaceutical markets. We seek to obtain FDA and EMA approval and commence marketing Sci-B-Vac™ as a preventative HBV vaccine in pre- dialysis and HIV patients in the United States and the EU, as applicable. If Sci-B-Vac™ is approved for these indications, then we expect to extend the label for other adult niche populations at risk, such as diabetics patients. Additionally, we intended to seek approval for the use of Sci-B-Vac™ in healthy subjects. For each new indication, we will likely be required to conduct clinical trials to demonstrate the efficacy of the vaccine in that population and obtain approval from the applicable regulatory agencies. We believe that Sci-B-Vac™ will deliver significant improvements over existing HBV vaccines in the prevention of hepatitis B infection.

●	Develop and commercialize rhDNase I in potentially major pharmaceutical markets. Through a planned sub-license arrangement with OPKO Health Inc., or one of its affiliates, rhDNase I may be developed for a number of indications inside of autoimmune diseases, cardiovascular disease and other potential disease areas.

●	We anticipate the ability to take advantage of regulatory incentives that may be available with respect to our product candidate. The Public Health Service Act (the “PHS Act”) authorizes the FDA to grant 12 years of market exclusivity to the holder of an approved FDA BLA. The pediatric provisions of the FDA Safety and Innovation Act authorize the FDA to grant six months of exclusivity, and the ODA provides seven years of exclusivity. Other possible, but not assured, benefits provided under these statutory provisions include research grants, tax credits, priority review, protocol assistance and waver of filing fees. The FDA has granted rhDNase I Orphan Drug Status for both the prevention and treatment of GVHD.

●	Execute partnering and commercialization plans to build value. Our overall objective is to become a fully-integrated biopharmaceutical company, capable of drug development from discovery through manufacture, commercialization and marketing. In certain situations, however, we intend to seek and execute licensing and/or co-development agreements with companies capable of supporting the final stages of development of our products and their subsequent commercialization in U.S. and international markets. SciVac intends to maintain product marketing rights in the United States and out-license those rights to its partners for the rest of the world. We may further in-license late-stage drugs that we believe complement our product portfolio. Alternatively, we may also consider sales of specific product assets.

●	Target select categories of specialty physicians and, if any of our product candidates are approved, enter into agreements to distribute and market our products. If Sci-B-Vac™ is approved in the United States or the EU, we intend to target, internally or through partnerships, select categories of specialty physicians (such as nephrologists and oncologists) and enter into agreements to distribute and market these products for appropriate treatments in various countries in North and South America, Europe and Asia.

Intellectual Property and Market Exclusivity

We believe that market exclusivity derived from a combination of our intellectual property and orphan drug designations will present barriers to competitors’ entry and are a key to our success.

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek the broadest intellectual property protection possible for our products, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and elsewhere in the world. In addition, we intend to actively pursue product life cycle management initiatives to extend our market exclusivity.

In addition to any granted patents, our products will be eligible for market exclusivity to run concurrently with the term of the patent for up to twelve years under the PHS Act provided the FDA determines that the biological is a “first licensure” and an additional six months thereafter under the FDA’s pediatric exclusivity guideline. In the EU, our products will be eligible for up to ten years of exclusivity, which includes eight years of data exclusivity and two years of market exclusivity from the date of the BLA or market authorization approval.

Upon marketing approval by the FDA and a determination that it is a first licensure, Sci-B-Vac™ would be granted up to a 12-year exclusivity period under 351(k) of the PHS Act.

rhDNase I, as a product candidate for the treatment of GVHD, has nine patents claiming application of deoxyribonuclease enzyme for treatment of GVHD issued and filed, which are held by CLS and exclusively licensed to us under the CLS License Agreement. Upon consummation of the Merger, we would license our rights to rhDNase I to Opko Health, Inc., or one of its affiliates, in exchange for a royalty based on net sales.

Partnerships and Licensing

Ferring License Agreement

In June 2004, SciGen Ltd., a public company organized under the laws of Singapore (“SciGen Singapore”), and Savient entered into a License Agreement (as subsequently amended, the “Ferring License Agreement”) with respect to the marketing, promotion, distribution and sale of certain forms of HBsAg for sale as an HBV vaccine (the “Product”). Savient assigned its rights and obligations under the Ferring License Agreement to Ferring International Center S.A. (“Ferring”), and, in 2012, SciGen Singapore assigned its rights and obligations under the Ferring License Agreement to SciVac. The Ferring License Agreement applies to SciVac’s sales of Sci-B-Vac.

Pursuant to the Ferring License Agreement, SciVac has been granted the following: (i) an exclusive worldwide license to use, deal in, test, promote, market, distribute and sell the Product; (ii) the right to sublicense such exclusive license; and (iii) the right to use certain technology, patent rights and other confidential information disclosed by Savient or its subsidiary Bio-Technology General (Israel) Ltd. (a) solely for the purpose of manufacturing the Product at one facility in each of Israel, India and the People’s Republic of China, or such other country, provided that the requisite approval from the Israeli Office of the Chief Scientist (the “OCS”) is obtained, (b) to use, sell, offer to sell and import the Product manufactured by SciVac in accordance with the Ferring License Agreement and (c) sublicense any rights granted to SciVac under the Ferring License Agreement.

Pursuant to the Ferring License Agreement, SciVac has agreed to pay Ferring a royalty equal to 7% of the net sales of the Product during the term of the Ferring License Agreement and 30% of all non-royalty consideration received by SciVac from sub-licensees, if any, subject, in the case of non-royalty consideration, to certain exceptions in a limited number of countries. Additionally, in connection with the assignment of the Ferring License Agreement to the Company, the Company assumed the obligation of a prior assignee of the Ferring License Agreement to pay SciGen Singapore five percent of net sales of the Product. Unless earlier terminated in accordance with its terms, the Ferring License Agreement remains in force on a country-by-country basis until the date that is ten years following the commencement of the date that SciVac receives regulatory approval in the applicable country. The Ferring License Agreement contains customary termination provisions, generally permitting a party to terminate the agreement upon the other party’s insolvency or uncured material breach.

CLS License Agreement for rhDNase I

On April 20, 2015, we entered into the CLS License Agreement with CLS, pursuant to which, CLS has granted to us an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to the Licensed Technology.

We may terminate the CLS License Agreement at any time by providing CLS 30 days’ notice. The CLS License Agreement is not otherwise terminable by either party, other than in the case of an uncured material breach by the other party, the granting of a winding-up order in respect of the other party or upon certain events of bankruptcy or insolvency. The CLS License Agreement additionally includes certain customary confidentiality and indemnification provisions. In connection with the proposed Merger, we plan to sublicense all of our rights under the CLS License Agreement to Opko Health, Inc., or one of its affiliates, in exchange for a royalty based on net sales.

Competitive Overview

Competitive landscape for Sci-B-Vac™

In Canada and the United States, there are currently only two commercially available second generation vaccines that solely and specifically target the hepatitis B virus: Engerix-B® from GlaxoSmithKline plc; and Recombivax HB® from Merck Sharpe and Dohme, a subsidiary of Merck & Co., Inc. Each of these HBV vaccines contains only one of the three surface antigens of the hepatitis B virus, whereas Sci-B-Vac™ includes all three surface antigens.

Fendrix®, another GlaxoSmithKline product, was approved for sale in Europe by the European Commission in 2005 for the active immunization against the hepatitis B virus in patients with renal insufficiency, including pre- hemodialysis and hemodialysis patients. Fendrix® contains only one of the three surface antigens of the hepatitis B virus and includes two different adjuvants.

HEPLISAV™, by Dynavax Technologies Corporation, is an investigational Phase III HBV vaccine formulated from yeast-derived recombinant small surface protein (S) mixed with artificial immunostimulatory DNA sequence (1018 ISS). HEPLISAVTM is designed to improve seroprotection rates in immunocompromised populations. Phase III trials demonstrated that HEPLISAV™ produces higher rates of seroprotection in healthy adults and hyporesponders with fewer immunizations. However, in 2012, the FDA rejected the HEPLISAV™ BLA because of safety concerns related to autoimmune reactions, including thyroid disorders. Currently, Dynavax is conducting a Phase III study (HBV-23) to bring greater clarity regarding the safety profile of HEPLISAV™.

Customer Concentration

For the year ended December 31, 2015, we derived 30%, 20%, 15%, 13% and 10% of our revenue from our top five customers, CCCR, Clalit Health Services, referred to as Clalit, Opko Biologics, AS Kevelt and SAREL - Logistics Solutions & Products for Advanced Medicine Ltd., referred to as SAREL, respectively. We currently provide R&D services to CCCR, Opko Biologics and AS Kevelt under service contracts, and we provide Sci-B-VacTM to each of SAREL and Clalit, each of which is part of the Israeli health system. The Chairman of the board of AS Kevelt is Dmitry Genkin, one of our directors. Please see “Management’s Discussion and Analysis of SciVac’s Financial Condition and Results of Operations – Related Party Transactions.”

Government Regulation

General

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, the formulation, manufacturing, processing, labeling, packaging, advertising and distribution of our products either are or will be subject to regulation by several federal agencies in the United States, including the FDA, the Centers for Medicare & Medicaid Services, the Offices of Inspector General, and Office of Civil Rights, all within the Department of Health and Human Services, the Federal Trade Commission, the U.S. Department of Agriculture, the Department of Defense, the Department of Veterans Affairs and the Environmental Protection Agency.

U.S. Food and Drug Administration Regulation

Of particular importance is the FDA, which administers requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling, and marketing of prescription pharmaceuticals. In many cases, the FDA requirements and practices have increased the time and resources necessary to develop and test new products and bring them to market in the United States. Most notably, all of our products and product candidates that are intended for sale in the United States will be subject to the PHS Act and the Federal Food, Drug and Cosmetic Act, both as implemented and enforced by the FDA. In the United States our product candidates would require FDA pre-marketing approval of a BLA, pursuant to 21 C.F.R. pt. 601. Foreign countries may require similar or more onerous approvals to manufacture or market our products.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to: untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties; customer notifications or repair, replacement, refunds, recall, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying our requests for BLA premarket approval of new products or modified products; withdrawing BLA approvals that have already been granted; refusal to grant export approval for our products; or criminal prosecution.

FDA Product Approval

Vaccines and other biologicals follow the same general regulatory pathway as for drugs. A sponsor that wishes to begin clinical trials with a vaccine or other biologic must submit an IND application to the FDA. The IND describes the vaccine or biologic, its method of manufacture and quality control tests for release. Also included is information about the vaccine’s safety and ability to elicit a protective immune response (immunogenicity) in animal testing, and in humans where such data is available, as well as the proposed clinical protocol for studies in humans.

Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases, as is the case for any drug or biologic. Initial human studies, referred to as Phase I, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase II studies are dose-ranging studies and may enroll hundreds of subjects. Finally, Phase III trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing. At any stage of the clinical or animal studies, if data raise significant concerns about either safety or effectiveness, the FDA may request additional information or studies, or may halt ongoing clinical studies.

If successful, the completion of all three phases of clinical development can be followed by the submission of a BLA. To be considered, the license application must provide the multidisciplinary FDA reviewing team (medical officers, microbiologists, chemists, biostatisticians, etc.) with the efficacy and safety information necessary to make a risk/benefit assessment and to recommend or oppose the approval of a vaccine. Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail.

Following the FDA’s review of a license application for a new biologic or new indication for an existing biologic, the sponsor and the FDA may present their findings to the FDA’s Vaccines and Related Biological Products Advisory Committee. This non-FDA expert committee (scientists, physicians, biostatisticians and a consumer representative) provides advice to the Agency regarding the safety and efficacy of the vaccine for the proposed indication. Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine’s proper use, including its potential benefits and risks, to communicate with patients and parents and to safely deliver the vaccine to the public.

The FDA continues to oversee the production of vaccines after the vaccine and the manufacturing processes are approved, in order to ensure continuing safety. After licensure, monitoring of the product and of production activities, including periodic facility inspections, must continue as long as the manufacturer holds a license for the product. If requested by the FDA, manufacturers are required to submit to the FDA the results of their own tests for potency, safety, and purity for each vaccine lot. They may also be required to submit samples of each vaccine lot to the FDA for testing. However, if the sponsor describes an alternative procedure which provides continued assurance of safety, purity and potency, the Center for Biologics Evaluation and Research may determine that routine submission of lot release protocols (showing results of applicable tests) and samples is not necessary.

Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase IV studies, which are formal studies on a vaccine once it is on the market. Also, the government relies on the Vaccine Adverse Event Reporting System to identify problems after marketing begins.

While we have obtained regulatory approval to sell Sci-B-Vac™ in fifteen countries and intend to continue to market the vaccine internationally, we are currently seeking approval for the US clinical trials necessary to provide data in support of a BLA, which can be a time-consuming and lengthy process. Before new pharmaceutical products may be sold in the United States, preclinical studies and clinical trials of the products must be conducted and the results submitted to the FDA for approval. With limited exceptions, the FDA requires companies to register both pre-approval and post-approval clinical trials and disclose clinical trial results in public databases. Failure to register a trial or disclose study results within the required time periods could result in penalties, including civil monetary penalties. Clinical trial programs must establish efficacy, determine an appropriate dose and dosing regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. For biologics, the results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a BLA. In response to a BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. The activities undertaken before a new pharmaceutical product may be marketed in the United States generally include, but are not limited to:

●	preclinical studies;

●	submission to the FDA of an IND, which must become effective before human clinical trials may commence;

●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

●	submission to the FDA of a BLA;

●	acceptance for filing of the BLA by the FDA;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which both the active ingredients and finished drug product are produced as well as acceptance of the clinical trial sites to assess compliance with, among other things, patient informed consent requirements, the clinical trial protocols, cGCPs and cGMPs; and

●	FDA review and approval of the BLA prior to any commercial sale and distribution of the product in the United States.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our product candidates for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing our product candidates. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved biologic, such as adding new indications, manufacturing changes or additional labeling claims, are subject to further FDA review and approval. Depending on the nature of the change proposed, a BLA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to a BLA, the FDA has up to 180 days to review the application. As with new BLAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

Biologics Price Competition and Innovation Act

Under the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), products approved as a biological product under a BLA in the United States may qualify for a 12-year period of non-patent exclusivity. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as “Hatch-Waxman,” on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors, including those involved in the filing of a BLA. Although most of Hatch-Waxman’s provisions apply only to drugs, the patent term extension provisions (see 35 U.S.C. § 156) apply to biologics as well. We believe that any of our products approved as a biological product under a BLA should qualify for a 12-year period of non-patent exclusivity currently permitted by the BPCIA. Specifically, the BPCIA established an abbreviated pathway for the approval of biosimilar biologics, including the possible designation of a biosimilar as “interchangeable,” based on their similarity to existing brand products. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. There is a risk that, as proposed by President Obama, the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes that operate to limit the scope or length of exclusivity afforded by the BPCIA could have a material adverse effect on the future commercial prospects for our biological products. In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products. For example, biological products in Europe may be eligible for a 10-year period of exclusivity.

Orphan Drug Designation

Under the ODA, the FDA may grant orphan drug designation to products intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. We have received orphan drug designation for rhDNase I, our biologics candidate indicated for treatment of aGVHD. Orphan drug designation must be requested before submitting a BLA or supplemental BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for that product for the indication for which it has such designation, the product is entitled to an orphan exclusivity period, in which the FDA may not approve any other applications to market the same product for the same indication for seven years, except in limited circumstances, such as where the sponsor of a different version of the product is able to demonstrate that its product is clinically superior to the approved orphan product. This exclusivity does not prevent a competitor from obtaining approval to market a different product that treats the same disease or condition or the same product to treat a different disease or condition. Among the other benefits of orphan drug designation are tax credits for clinical research and testing as well as a waiver of the BLA application fee. The FDA can revoke a product’s orphan drug exclusivity under certain circumstances, including when the holder of the approved orphan drug application is unable to assure the availability of sufficient quantities of the product to meet patient needs. In addition, the FDA will typically coordinate with the sponsor on research study design for an orphan product and may exercise its discretion to grant marketing approval on the basis of more limited product safety and efficacy data than would ordinarily be required. Legislation similar to the ODA has been enacted in other countries to encourage the research, development and marketing of medicines to treat, prevent or diagnose rare diseases. In the EU, medicinal products intended for diagnosis, prevention or treatment of life-threatening or very serious diseases affecting less than five in 10,000 people receive ten-year market exclusivity, protocol assistance, and access to the centralized procedure for marketing authorization.

Product Approval Outside the United States

We currently market, and are pursuing further marketing authorizations for, our products in numerous jurisdictions outside of the United States, including, notably, Israel. In order to market any product outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales and distribution of our products. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. In some regions, it is possible to receive an “accelerated” review whereby the national regulatory authority will commit to truncated review timelines for products that meet specific medical needs. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Marketing Plans in the United States

We intend to launch Sci-B-Vac™ to prevent the hepatitis B virus in the adult pre-dialysis and HIV markets, with eventual entry into the diabetic and healthy populations. From a commercialization perspective, we intend to hire a sales force to market Sci-B-Vac™ after the first BLA is filed. We expect that this sales force would target nephrologists and HIV specialists, which are well defined in North America, and we believe that they are best accessed through a direct sales force.

Focus Patient Population and Key Figures in the United States

●	More than 400,000 people in the United States are expected to be treated for ESRD in 2015;

●	Between 1980 and 2009, the U.S. prevalence rate for ESRD increased nearly 600%, from 290 to 1,738 cases per million;

●	At the end of 2009, nearly 400,000 ESRD patients were being treated with some form of dialysis; and

●	In 2010, Medicare made a total of approximately US$33 billion ESRD-related expenditures.

The CDC recommends hepatitis B vaccination of all susceptible chronic hemodialysis patients. Hepatitis B vaccination is recommended for pre-end-stage renal disease patients before they become dialysis dependent and for peritoneal and home dialysis patients because they might require in-center hemodialysis.

Sci-B-Vac™ Positioning in CKD Sector in the United States

Physician Awareness: The target physician audience is aware of the need for a vaccine to improve protection against hepatitis B infection among CKD patients. 14-33% of hemodialysis patients do not respond to existing vaccines.

Efficacy: Clinical trials conducted outside of the United States and not under the jurisdiction of the FDA or EMA suggest that Sci-B-Vac™ may be more effective when compared to Engerix-B® in certain populations studied. Sci- B-Vac™ appears to work faster, appears to achieve higher levels of vaccination and appears to provide longer lasting protection.

Safety: Sci-B-Vac™ has been well tolerated. Few, if any, serious adverse events were reported in any of the clinical trials to date.

Convenience: Based on the data collected to date, fewer injections would be required to achieve seroprotection, as compared to vaccination with Engerix-B® (three doses of Sci-B-Vac™ on a zero, one and six month schedule for chronic dialysis patients compared to four doses of Engerix-B® at zero, one, two and six months, respectively). In addition, based on the results of certain clinical trials performed to date, we could project that most of the patients would be seroprotected after the second immunization.

Physician Targets for the CKD Market

Nephrologists are trained in the diagnosis and treatment of CKD and are normally responsible for patient care. This care includes delivering an HBV vaccine to patients on dialysis and pre-end-stage renal disease patients before they become dialysis dependent. These therapies are delivered by physician recommendation or prescriptions from the physician and may be administered in a dialysis clinic. As of 2014, there were approximately 9,000 nephrologists in the United States. We expect that nephrologists will be a key factor in the success of Sci-B-Vac™ and will be the main physician specialty group targeted by the SciVac sales force.

Dialysis Centers Segmentation

SciVac has segmented dialysis centers based on a weighted index (based 75% on dialysis patients and 25% on dialysis stations) in order to incorporate a center’s current work (represented by number of patients) as well as its potential work (represented by number of stations).

Planned Field Force Structure

We plan to create a sales force designed to reach both nephrologists’ offices and dialysis centers. In most cases, doctors are expected to be the sole decision-makers for Sci-B-Vac™. For dialysis centers, however, some of which belong to chain organizations, national and regional headquarters influence which type of vaccine is stocked at a given center. Further, the managers of each dialysis center are key decision makers in granting access to sales representatives and deciding which products to stock and use. Dieticians and doctors ultimately determine which products to administer to patients. We expect that our sales force will have three teams designed to support the selling and maintenance needs of doctors and key decision makers at dialysis centers:

●	A team of account managers dedicated to dialysis center headquarters;

●	A team of field sales representatives dedicated to doctors’ offices and dialysis centers; and

●	A team of medical science liaisons dedicated to ongoing education at dialysis centers.

Commercial Partner Arrangements – Non-U.S.

We have entered into or are pursuing arrangements with certain commercial partners for the distribution of our products in the EU, Latin America, Africa, India and Asia. Under our existing agreements, we receive payments from our distributors based on prices set forth in their respective agreements with us.

Manufacturing

We operate a proprietary, state-of-the-art mammalian cell-derived vaccine manufacturing facility in Rehovot, Israel, which we use to manufacture Sci-B-Vac™. The facility was built in December 2006 and is GMP certified by the Israeli Ministry of Health (“MoH”). It has also received MoH authorization to release vaccine batches to export markets. In 2013, the EU entered into an agreement with Israel regarding conformity assessment and acceptance of industrial products. This agreement recognizes Israel’s industrial standards as being equivalent to EU standards. It covers products for human and veterinary use (medicinal products, active pharmaceutical ingredients and excipients) and procedures related to GMP. The agreement means that Israel and the EU recognize each other’s GMP inspection conclusions, manufacturing and import authorizations and certification of conformity of batches without the need for re-testing at import and official-control-authority batch release; however, our facility will have to pass FDA inspection prior to marketing of Sci-B-Vac™ in the United States.

Current production capabilities satisfy our current manufacturing requirements for domestic and export markets. However, in the event we receive FDA and/or EMA approval for Sci-B-Vac™, our production requirements may increase beyond our current production capabilities, and we may enter into agreements with various third parties for the manufacture of Sci-B-Vac™.

Properties

The Company does not own any real property. The Company leases its principal executive offices, which are located at 13 Gad Feinstein Road, Rehovot, 76100 Israel. This lease is for an aggregate of 2,711 gross square meters of office space, will expire on January 31, 2017. The Company pays approximately US$83,110 per month, inclusive of VAT.

Legal Proceedings

SciVac is from time to time involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. SciVac does not believe any such legal proceedings or claims will have, individually or in the aggregate, a material adverse effect on SciVac’s business, liquidity, results of operations, or financial position. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm SciVac’s business.

As publicly announced by the Company on July 30, 2015, following discussions with the Israeli Ministry of Health, referred to as the IMOH, the Company recalled from the market all Sci-B-Vac™ sold by the Company since January 1, 2012, which primarily affected the Israeli and Hong Kong markets. The Company carried out the recall solely as a precautionary measure, as, following inspection by SciVac, it was determined that certain unshipped packages of the Sci-B-Vac™ hepatitis B vaccine contained a small number of damaged vials. SciVac then reported its findings to the IMOH. There have been no reports of harm to any patients, nor have there been any reports with respect to Sci-B-Vac’s™ efficacy or safety. The Company ultimately determined that an issue in the labeling process caused the damage. In September, 2015, the Company received approval from the IMOH to resume all standard manufacturing, including labeling and release of Sci-B-Vac™ to the market, following corrective actions to the automated labeling process and an inspection of the Company’s facilities. Because the recall was not based on the safety or efficacy of Sci-B-Vac™, the Company continued all other aspects of manufacturing without interruption during the brief time period following the recall.

On August 2, 2015, the Company was served in Israel with a Motion to Approve a Class Action, referred to as the Motion. The Motion and underlying claim was filed in response to the recall discussed above, alleging that through purported actions or omissions, SciVac violated patients’ autonomy, misled patients and violated provisions of the Israeli Law of Patients’ Rights. The claimant seeks only monetary damages in the amount of NIS 150,000. The Company has provided notice of the Motion to its insurance broker and they have retained counsel on behalf of the Company. A pre-trial hearing that had been scheduled for March 10, 2016 has been rescheduled for June 28, 2016 in order to provide the parties an opportunity to settle the matter. The Company believes that the Motion and the underlying claim are without merit and intends to vigorously defend against it; however, there can be no assurance that the Company will be successful in its defense.

ITEM 4A. Unresolved Staff Comments.

Not applicable.

ITEM 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

SCIVAC’s FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of SciVac’s results of operations should be read together with SciVac’s audited consolidated financial statements and the related notes, which appear elsewhere in this annual report. SciVac’s consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. The following discussion contains forward-looking statements that reflect SciVac’s current plans, estimates and beliefs and involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” SciVac’s actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report, including in the section entitled “Risk Factors”.

SciVac intends the discussion of SciVac’s financial condition and results of operations that follows to provide information that will assist in understanding SciVac’s consolidated financial statements, the changes in certain key items in those consolidated financial statements from period-to-period and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect SciVac’s consolidated financial statements. This discussion should be read in conjunction with SciVac’s audited consolidated financial statements and the related notes that appear elsewhere in this annual report.

Overview

SciVac is a commercial-stage, private biopharmaceutical company focused on developing, producing and marketing recombinant healthcare biotechnology derived products to prevent and treat infectious and immune diseases. We currently manufacture our lead product, Sci-B-Vac™, a third generation HBV vaccine for adults, children and newborns, which is registered in twelve countries throughout the world. Sci-B-Vac™, has not yet been approved by the FDA or the EMA. In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B-Vac™, is considered the standard of care. We have sold more than 1.5 million units in Israel. Certain clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline’s Engerix-B®, one of the primary existing HBV vaccines available for the hepatitis B virus, in preventing hepatitis B infection. We are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™ for sale for vaccination of pre-dialysis and HIV patients in the United States and the EU, respectively. Our wholly owned subsidiary in Rehovot Israel, currently manufactures and sells our lead product, Sci-B-Vac™, a third-generation Hepatitis B vaccine for adults, children and newborns.

We have in-licensed rhDNase I as a novel biological intended for the prevention and treatment of GVHD, which in its acute form is a deadly condition, impacting stem cell, bone marrow and other transplant recipients for which no approved preventative or therapeutic drug is currently available. Because rhDNase I has received FDA orphan drug designations for both the prevention and treatment of GVHD, it offers a development path with potentially reduced cost structures and opportunities for market exclusivity. There are currently no FDA- or EMA-approved drugs labeled for prevention or treatment of GVHD. We have also in-licensed rights to develop rhDNase I for additional indications, including, but not limited to, autoimmune diseases, cardiovascular diseases and certain cancers. In accordance with the Merger Agreement, we intend to sublicense all rights to rhDNase I, as obtained through its license agreement with CLS Therapeutics Limited to OPKO Health Inc. or one of its affiliates in exchange for a royalty based on net sales.

We have also created our own R&D center in order to develop bacterial (E. Coli) and mammalian cell (CHO) manufacturing technology, and we offer contract development and cGMP manufacturing services for Phase I/II clinical studies and additional R&D services for other life science and biotechnology companies.

We may also seek to in-license late-stage drugs that we believe complement our product portfolio, including small molecule therapeutics for niche indications in oncology.

Business Activities

At present, the Company’s operations are focused on:

●	Manufacturing and sale of Sci-B-Vac™ in territories where it is currently registered.

●	Preparing for clinical trials to support various marketing authorizations in the United States and Europe.

●	Providing contracted services, primarily to customers in the pharmaceutical and biotechnology sectors.

Regulatory and Quality Control:

In November 2015, we initiated a Phase IV trial entitled: “an open label, single arm, single center clinical study in healthy subjects to qualify an in-house reference standard batch of SCI-B-VAC™”. The primary goal of the study is to validate the new in-house reference standard vaccine for routine quality control purposes, in compliance with the European Pharmacopeia and the Israeli Ministry of Health. We anticipate the trial will be completed by the second quarter of 2017, and an interim analysis is planned during the third quarter of 2016.

R&D Services:

The Company provides services for the biotechnology industry in Israel. These services include relevant activities for development and manufacturing of therapeutic proteins according to international standards and cGMP quality level suitable for toxicological studies in animals and clinical studies (Phase I & II) in humans. Service activities include analytics/bio analytics methods for development and process development of therapeutic proteins starting with a lead candidate clone through the upstream, purification, formulation and filling processes and manufacturing for Phase I & II clinical trials.

These R&D services are primarily marketed to Israeli research community in academia and biotechnology companies in the life sciences in Israel lacking the infrastructure or experience in the development and production of therapeutic proteins in the standards and quality required for clinical trials for human use.

In 2014 and 2015 the Company provided services to more than 10 biotechnology companies including analytical development, upstream development process, protein purification and formulation and filling for Phase I clinical studies. During 2015, the Company completed several deliverables including fill/finish process for Phase I clinical study, small scale process development and a one-year stability study

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues

For the year ended December 31,

	2015 $	2014$	$ Change in 2015	% change in 2015
Gross Products Revenues	625,000	1,176,000	(551,000)	(47)%
Credit – Recall related	(323,000)	-	(323,000)	N/A
Services Revenues	653,000	1,692,000	(1,039,000)	(61)%
Total Revenues	955,000	2,868,000	(1,913,000)	(67)%

Net products revenue for the year ended December 31, 2015 was $302,000 as compared to $1,176,000 for the year ended December 31, 2014. The net products revenue decrease of $874,000, or 74%, was primarily the result a recall of certain batches of the Company’s Sci-B-VacTM product, which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health. The recall resulted in the issuance of credit notes of $323,000 in the fourth quarter of 2015, and a temporary pause in production during the recall assessment, which ended in September 2015.

Services revenue is primarily milestone based and can vary from period to period. Services revenue for the year ended December 31, 2015 was $653,000, as compared to $1,692,000 for the year ended December 31, 2014. The services revenue decrease of $1,039,000, or 61%, was primarily a result of the completion of a large milestone on a services project during the year ended December 31, 2014.

Total revenue for the year ended December 31, 2015 was $955,000, as compared to $2,868,000 for the year ended December 31, 2014. The total revenue decrease of $1,913,000 or 67% was primarily a result of the reasons described above.

Revenue by Geographic Region

	2015 $	2014 $	$ Change in 2015	% change in 2015
Revenue in Israel	534,000	1,418,000	(884,000)	(62)%
Revenue in Estonia	413,000	1,445,000	(1,032,000)	(71)%
Revenue in Asia	8,000	5,000	3,000	60%
Total Revenue	955,000	2,868,000	(1,913,000)	(67)%

Revenue in Israel for the year ended December 31, 2015 was $534,000, as compared to $1,418,000 for the year ended December 31, 2014. The revenue in Israel decreased by $884,000, or 62%, primarily from a decrease in product revenue resulting from the recall described above.

Revenue in Estonia for the year ended December 31, 2015 was $413,000, as compared to $1,445,000 for the year ended December 31, 2014. The revenue in Estonia decreased by $1,032,000, or 71%, primarily from the completion of large milestone on a services project during the year ended December 31, 2014.

Cost of revenues

For the year ended December 31,

	2015 $	2014 $	$ Change in 2015	% change in 2015
Cost of revenues	3,755,000	3,699,000	56,000	2%

Cost of revenues, or COGS, for year ended December 31, 2015 was $3.755 million as compared to $3.699 million for the year ended December 31, 2014. The COGS increase of $56,000, or 2%, was primarily a result of an inventory write-off of $0.1 million due to the product recall, which resulted in disposal of certain vials.

General, Administrative and Selling Expense

For the year ended December 31,

	2015 $	2014 $	$ Change in 2015	% change in 2015
General, administrative and selling expense, excluding amortization of intangible assets	4,707,000	2,664,000	2,050,000	77%
Amortization of intangible assets	711,000	64,000	640,000	1011%
Total General, administrative and selling expense	5,418,000	2,728,000	2,690,000	99%

General, Administrative and Selling, or GA&S, expense for year ended December 31, 2015 was $5.4 million, as compared to $2.7 million for the year ended December 31, 2014. The GA&S expense increase of $2.7 million, or 99%, was primarily a result of an increase in legal expenses of $1.2 million and consultant expense related to strategic merger activities, as well as an increase in intangible asset amortization of $640,000 from the CLS License acquired in July 2015.

Research and Development Expense

For the year ended December 31,

	2015 $	2014 $	$ Change in 2015	% change in 2015
Research and development	618,000	634,000	(16,000)	(3)%

Research and Development, or R&D, expense for the year ended December 31, 2015 was $618,000, as compared to $634,000 for the year ended December 31, 2014. The R&D expense decrease of $16,000, or 3%, was primarily the result of closely managing our in-house R&D activities and lowering our dependence on third party contractors.

Financial Expenses

	2015 $	2014 $	$ Change in 2015	% change in 2015
Interest and other financial expenses	1,105,000	991,000	114,000	12%
Foreign exchange (gain) loss	1,463,000	1,607,000	(144,000)	(9)%
Total financial expenses	2,568,000	2,598,000	(30,000)	(1)%

For the year ended December 31,

Total financial expenses for the years ended December 31, 2015 and 2014 was approximately $2.6 million. The financial expenses decrease of $30,000, or 1%, for the year ended December 31, 2015 was primarily the result of increase in interest expenses of $114,000 from the increase of deemed interest of the intercompany loans that were held in SciVac LTD prior to the reverse takeover transaction with Levon (referred to as the Levon Transaction), which was offset by the foreign exchange loss of $144,000, which decreased by 9%, as compared to the 2014 period, as the result of the weakening of the CAD$ as compared to the U.S. dollar, offset by a decrease of the foreign exchange effect from NIS to USD.

Listing Expenses

The excess of the fair value of the consideration received by the shareholders of Levon prior to the Levon Transaction over the fair value of the identifiable net assets of Levon on the closing date of the Levon Transaction was calculated as follows:

Consideration – common shares	$22,282,000

Identifiable net assets of Levon acquired by Scivac:
Cash	21,087,000
Reverse takeover listing expenses	$1,195,000

Additional listing expenses	$158,000

Total listing expenses	$1,353,000

The consideration and allocation to the identifiable net assets of Levon at the date of the Levon Transaction initially represented management’s best estimates and assumptions after taking into account all available information. During the quarter ended December 31, 2015, certain costs incurred amounted to $485,000 were deemed to represent costs of the Levon Transaction and not costs incurred for the issuance of common share consideration, and accordingly, were reallocated to net loss.

Share based Payment

On July 8, 2015, the Company issued 22,698,310 common shares of Levon to various advisors for services provided to the Company’s shareholders in connection with the Levon Transaction. The fair value of the expense was recognized as $2,127,000.

Loss per Share

The losses for the years ended December 31, 2015, and 2014 were approximately US$14,755,000 and US$5,672,000 or US$0.03 and US$0.02 per share, respectively. The weighted average ordinary shares outstanding – basic for the years ended December 31, 2015, and 2014 – were 505,893,922, and 259,172,993, respectively.

Year Ended December 31, 2014 compared to the Year Ended December 31, 2013

Revenues

Revenue for the year ended December 31, 2014 was approximately US$2,868,000 compared to US$1,661,000 for the year ended December 31, 2013, a difference of US$1,207,000 from the comparable period in 2013. This increase was primarily related to recognition of revenues from related parties’ contracts, and product sales increase due to higher penetration to the Israeli market.

Research and Development Expense

Research and development expense for the year ended December 31, 2014 was approximately US$634,000 compared to US$613,000 for the year ended December 31, 2013, a difference of US$21,000 from the comparable period in 2013. This increase was primarily related to increase of R&D services.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2014 was approximately US$2,728,000 compared to US$2,852,000 for the year ended December 31, 2013, a difference of US$124,000 from the comparable period in 2013. This decrease was primarily related to a reduction in consultant expenses.

Other Comprehensive Loss

Other comprehensive income for the year ended December 31, 2014 was approximately US$1,021,000 compared to a loss of US$1,822,000 for the year ended December 31, 2013, a difference of US$2,843,000 from the comparable period in 2013. This increase was primarily related to changes in foreign currency translation adjustments.

Interest Expense

Interest expense for the year ended December 31, 2014 and 2013 primarily consisted of related-party loans interest and deemed interest. Interest expense for the year ended December 31, 2014 was approximately US$941,000 compared to US$3,554,000 for the year ended December 31, 2013, a difference of US$2,613,000 from the comparable period in 2013. This decrease was primarily related to a deemed interest decrease as a result of the capital note conversation to equity in 2014.

Loss per Share

The losses for the years ended December 31, 2014 and 2013 were approximately US$5,672,000 and US$8,861,000 or US$0.02 and US$0.04 per share, respectively. The weighted average ordinary shares outstanding – basic for the years ended December 31, 2014 and 2013 – were 259,172,993 and 243,916,902, respectively.

Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

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

Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Intangible assets – impairment

The application of the Company’s accounting policy for intangible asset expenditures requires judgment in determining whether it is likely that the future economic benefits will flow to the Company, which are based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off to profit or loss in the period the new information becomes available.

The determination of the Company and its subsidiary’s functional currency

The functional currency of the Company and its subsidiary is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Fair value hierarchy

Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the year ended December 31, 2015.

Financial Instruments

Fair value

Financial instrument disclosures establish a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company primarily applies the market approach for recurring fair value measurements. This section describes three input levels that may be used to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis. The Company does not have any financial instruments in this category.

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments whose carrying value approximates fair value

Cash and cash equivalents and trade accounts receivable are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

The fair value of accounts payable may be less than its carrying value due to liquidity risk.

Liquidity and Capital Resources

	December 31, 2015 $	December 31, 2014 $	$ Change in 2015	% change in 2015
Current Assets	14,522,000	3,026,000	11,496,000	380%

Current Liabilities	2,929,000	3,079,000	(150,000)	(5)%

Working Capital	11,593,000	(53,000)	11,646,000	219,735%

Accumulated Deficit	70,335,000	55,580,000	14,755,000	26%

As at December 31, 2015, we had cash and cash equivalents and short-term investments of $12,476,000, as compared to $393,000 as at December 31, 2014. As at December 31, 2015, the Company had working capital of $11,593,000, as compared to a negative working capital of $53,000 at December 31, 2014. Working capital is calculated by subtracting current liabilities from current assets.

We anticipate that our existing funds will be sufficient to maintain current operations beyond the next twelve months.

Our actual future capital requirements will depend on many factors, including product sales outside of Israel, the progress and results of our clinical trials, the duration and cost of discovery and preclinical development, and laboratory testing and clinical trials for our products, the timing and outcome of regulatory review of our products, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the number and development requirements of other product candidates that we pursue and the costs of commercialization activities, including product marketing, sales and distribution.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We currently do not have any commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. The sale of additional equity or debt securities will likely result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

The following table sets forth selected cash flow information for the periods indicated below:

	For the years ended December 31,
	2015	2014
Cash provided by (used in) operating activities	$(9,047,000)	$(5,211,000)
Cash provided by (used in) investing activities	(526,000)	(959,000)
Cash provided by (used in) financing activities	21,637,000	6,544,000
Net increase (decrease) in cash and cash equivalents	12,064,000	374,000

Net cash used in operating activities was approximately $9,047,000 for the year ended December 31, 2015, as compared to approximately $5,211,000 used in operations for the same period in 2014. The net loss for the year ended December 31, 2015 was approximately $14,755,000, as compared to approximately $5,672,000 for the year ending December 31, 2014. The net loss increased by $9,083,000 for the year ended December 31, 2015, as compared to the same comparable prior year period.

Net cash used in investing activities was approximately $526,000 for the year ended December 31, 2015, as compared to approximately $959,000 used in investing activities for the same period in 2014. Net cash used for the years ended December 31, 2015 and 2014 was primarily for the purchase of property and equipment.

Net cash provided by financing activities was approximately $21,637,000 for the year ended December 31, 2015, as compared to $6,544,000 for the same period in 2014. For the year ended December 31, 2015 we received net proceeds of approximately $21,087,000 from cash acquired on the acquisition of Levon and for the year ended December 31, 2014 we received approximately $6,578,000 from the issuance of related-party loans.

Non-cash expenses for the years ended December 31, 2015 and December 31, 2014 primarily consisted of the following non-cash transactions:

i)	Capital contribution in respect of related party loans (net of income taxes) in the amount of $393,000 and $1,078,000 for the years ended December 31, 2015 and 2014, respectively.

ii)	The Company purchased an Intangible Asset (CLS Licence) in exchange for an issuance of shares in the amount of $13,814,000 (Note 14i).

iii)	Assignment of notes issued by SciVac to the Company in an amount of $10,611,000. These notes were derecognized from the consolidated financial statements (Note 12c).

iv)	Capital notes in the amount of $23,972,000 were converted into contributed surplus during the year ended December 31, 2014.

v)	As part of a settlement agreement with FDS and Scigen Singapore, the Company recognized a receivable in the amount of $280,000 as a contribution to equity during the year ended December 31, 2014.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

	December 31, 2015	December 31, 2014
Loans	-	9,265,000

Capital Notes	-	514,000

The loans and capital notes in the above table were made by certain security holders of the Company. The loans and capital notes were exchanged for common shares of the Company as part of the Levon Transaction.

In April 2013, SciVac entered into a Development and Manufacturing Agreement with Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Open Joint Stock Company Pharmsynthez (“Pharmsynthez”), pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form.

On December 10, 2015, the Company entered into a settlement agreement and three separate termination agreements with Pharmsynthez, to put into order the outstanding agreements and understandings between the parties. Further to this settlement agreement, the following agreements remain in force (in addition to the termination agreements):

●	On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically continue at the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. Further to the abovementioned settlement agreement, the aggregate amount of $468,000 already remitted to SciVac by Pharmsynthez is to be credited against future orders of products by Pharmsynthez in accordance with the terms and conditions of the distribution agreements. The deposit has been classified as long-term deferred revenue in 2015 and 2014. During the years ended December 31, 2015 and 2014, no revenue was recognized as contract research and development revenue on completion of the milestones.

●	SciVac entered into a material transfer agreement with Pharmsynthez and Ferring, dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase I material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

The chairman of the board of both Kevelt and Pharmsynthez is also a director of the Company. As of December 31, 2015, the Company had deferred revenue related to the above contracts for Kevelt and Pharmsynthez as reflected in the following table:

	Total Deferred Revenue	Short Term	Long Term
Pharmsynthez	468,750		468,750
Kevelt	2,492,670	1,583,345	909,325
Non-related party	200,000		200,000

SciVac entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), a subsidiary of OPKO, dated as of March 15, 2015, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio for a term of three years. Payment terms under this agreement are determined in accordance with invoices sent by SciVac to OPKO Bio for services rendered. OPKO Bio may terminate this agreement at any time by providing 60 days prior written notice to SciVac.

Our significant contractual obligations as of December 31, 2015:

	Payments due by Period in thousands
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Capital (Finance) Lease Obligations	$1,969	$222	$859	$576	312

OUTSTANDING SECURITIES OF SCIVAC

As of December 31, 2015, SciVac had an aggregate of 756,599,439 common shares issued and outstanding.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

SciVac is managed by a board of directors, referred to as the Board, which is currently comprised of seven members, and executive officers. Each of SciVac’s executive officers is appointed by the Board. The table below sets forth SciVac’s directors and executive officers as of December 31, 2015. The business address for each of SciVac’s directors and executive officers is c/o SciVac Therapeutics Inc., Gad Feinstein Rd. Rehovot, 7610303, Israel.

Name	Age	Position
Dr. Curtis A. Lockshin	55	Chief Executive Officer and Director
James J. Martin, CPA	49	Chief Financial Officer
Steven D. Rubin	55	Chairman of the Board
Dr. Dmitry Genkin	48	Director
Kate Inman	43	Director
Adam Logal	37	Director
David Rector	69	Director
Craig Edelstein	46	Director

Our Executive Officers and Directors

Curtis A. Lockshin, Ph.D. Dr. Lockshin has been a director and SciVac’s Chief Executive Officer since July 9, 2015. He has also served as Chief Executive Officer of SciVac Ltd. since September 2014 and as a director since August 2014. Since March 2014, Dr. Lockshin has served as the Vice President of Research and Operations of Xenetic Biosciences, Inc., a biopharmaceutical company focused on developing biologic drugs and novel oncology therapeutics. Since May 2013, Dr. Lockshin has served as the President and Chief Executive Officer of Guardum Pharmaceuticals, LLC, a private pharmaceutical company. From October 2011 to February 2013, Dr. Lockshin served as Vice President of Corporate R&D Initiatives for OPKO Health, Inc. (NYSE: OPK) (“OPKO”), a multi-national biopharmaceutical and diagnostics company, developing a range of solutions to diagnose, treat and prevent various conditions, including point-of-care tests, laboratory developed tests, and proprietary pharmaceuticals and vaccines, following which he assumed the position of consultant to OPKO until December 2013. Since April 2013, Dr. Lockshin has served on the board of directors of RXi Pharmaceuticals Corp. (NASDAQ: RXII), a biotechnology company focused on discovering and developing innovative therapeutics. From March 2011 until December 2013, Dr. Lockshin served as a member of the board of directors for ChromaDex, Inc., a natural products company engaged in the dietary supplement, food and beverage, cosmetic and pharmaceutical industries. From October 2009 to September 2012, Dr. Lockshin served as a member of the board of directors for Sorrento Therapeutics, Inc., a development-stage biopharmaceutical company. Since April 2004, Dr. Lockshin has also served as a member of the board of directors of the Ruth K. Broad Biomedical Research Foundation. The foundation is a Duke University Support Corporation that supports basic research related to Alzheimer’s disease and neurodegeneration via intramural, extramural and international grants. Since 2003, Dr. Lockshin has worked as an independent consultant, focusing on small private companies in the healthcare, biotechnology and security sectors. From August 2002 to March 2003, Dr. Lockshin held the position of Director of Discovery Biology at Beyond Genomics, Inc. (now BG Medicine, Inc.), a company engaged in the discovery of disease-associated biomarkers and identification of therapeutic targets. Dr. Lockshin held various positions from June 1998 to July 2002 at Sepracor, Inc. (now Sunovion Pharmaceuticals Inc.), a pharmaceutical company that develops therapeutic products for the central nervous system and respiratory disorders. Dr. Lockshin holds a S.B. degree in Life Sciences and a Ph.D. in Biological Chemistry from the Massachusetts Institute of Technology.

James J. Martin, C.P.A. Mr. Martin has served as SciVac’s Chief Financial Officer since July 9, 2015. He is also the Chief Financial Officer of SciVac Ltd. since August 2014. Mr. Martin previously served as Chief Financial Officer of SafeStitch Medical, Inc., a medical device company, from January 2011 until October 2013, which was shortly after SafeStitch’s acquisition by TransEnterix, Inc. Since January 2011, Mr. Martin has also served as the Chief Financial Officer of Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a company engaged in the development, manufacture and marketing of non- invasive, whole body periodic acceleration therapeutic platforms. From January 2011 through December 2011, Mr. Martin served as Vice President of Finance of Aero Pharmaceuticals, Inc., referred to as Aero, a privately- held pharmaceutical distributor. From July 2010 until January 2011, Mr. Martin served as the Controller of SafeStitch, NIMS and Aero. From 2008-2010, Mr. Martin served as the Controller of AAR Aircraft Services, Inc., an aerospace and defense company, and from 2005-2008, Mr. Martin served as the Controller of Avborne Heavy Maintenance, Inc., an aviation maintenance repair and overhaul company. In addition to his career in finance and accounting, Mr. Martin served five years in the United States Navy as an Operations Specialist.

Steven D. Rubin. Mr. Rubin has served as a director of SciVac since July 9, 2015. He has also served as a director of SciVac Ltd. since October 2012. Mr. Rubin has served as Executive Vice President – Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006. Mr. Rubin currently serves on the board of directors of Tiger Media, Inc. (NYSE MKT:IDI), a multi-platform media company, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to five-year-olds, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Tiger X Medical, Inc. (OTCBB:CDOM), previously an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, Cocrystal Pharma, Inc. (OTCBB: COCP), formerly Biozone Pharmaceuticals, Inc., a publicly traded biotechnology company developing new treatments for viral diseases, Sevion Therapeutics, Inc. (OTCBB:SVON), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases, Castle Brands, Inc. (NYSE MKT:ROX), a developer and marketer of premium brand spirits, and Neovasc, Inc. (TSX:NVC), a company developing and marketing medical specialty vascular devices. Mr. Rubin previously served as a director of Dreams, Inc. (NYSE MKT: DRJ), a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013.

Dr. Dmitry Genkin. Dr. Genkin has served as a director of SciVac since July 9, 2015. He has also served as a director of SciVac Ltd. since August 27, 2014. Since May 2005, Dr. Genkin has served as the Executive Chairman of Pharmsynthez OAO, a biopharmaceutical company focused on developing and manufacturing of biologic drugs and novel antiviral and oncology therapeutics (MICEX: LIFE). From 2002 to October 2013, Dr. Genkin served as a member of the board of directors for of Xenetic Biosciences, Inc., a biopharmaceutical company focused on developing second generation biologic drugs and vaccines (OTCBB: XBIO).

Kate Inman. Ms. Inman has served as a director of SciVac since July 9, 2015. She has also served as a director of SciVac Ltd. since October 2012. Ms. Inman currently serves as General Counsel and Secretary for OPKO. Previously, Ms. Inman served as OPKO’s Deputy General Counsel from 2007 through November 2014 when she was appointed General Counsel. From 2001 to 2007, Ms. Inman practiced in the areas of Corporate, Mergers & Acquisitions and Securities at the law firm Holland & Knight LLP. Previously, she worked as a federal law clerk for the Honorable Edward B. Davis, Chief Judge of the U.S. District Court for the Southern District of Florida, and the Honorable Peter T. Fay, U.S. Court of Appeals for the Eleventh Circuit.

Adam Logal. Mr. Logal has served as a director of SciVac since July 9, 2015. He has also served as OPKO’s Sr. Vice President and Chief Financial Officer since April 2014 and as OPKO’s Vice President of Finance, Chief Accounting Officer and Treasurer since March 2007. From 2002 to 2007, Mr. Logal served in senior management of Nabi Biopharmaceuticals, a publicly traded, biopharmaceutical company engaged in the development and commercialization of proprietary products. Mr. Logal held various positions of increasing responsibility at Nabi Biopharmaceuticals, last serving as Senior Director of Accounting and Reporting.

David Rector. Mr. Rector has served as a director of SciVac since July 9, 2015. Currently, he serves as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange Companies Inc. Mr. Rector has been a director of Sevion Therapeutics Inc. since February 2002, and the interim Chief Executive Officer of Sevion since January 5, 2015. Prior to becoming the interim Chief Executive Officer of Sevion, as an independent director, Mr. Rector served on the audit committee and was the chair of the compensation committee. From January 2014 to January 2015, Mr. Rector was the Chief Operating Officer and a director of MV Portfolios, Inc. Since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries. Mr. Rector has previously served as an executive officer and a member of the board of directors of numerous other public and private companies. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969.

Craig Edelstein. Mr. Edelstein has served as a director of SciVac since July 9, 2015. He is an active venture investor and turnaround executive for Frost Group, LLC where he has worked since September 2008, utilizing his skills in finance, technology evaluation and business strategy. His current work for Frost Group, LLC and his parallel activity as an angel investor have resulted in a growing portfolio of investments and exits spanning internet/cybersecurity, cleantech, biosciences, and advanced materials. Mr. Edelstein also has broad operational experience in various industries including software/hardware companies, public affairs/marketing activities, and hospitality management. In addition to his activities at Frost Group, LLC, Mr. Edelstein has been involved in his own family’s commercial real estate business, helping to execute a large multiparty land assembly deal and sale. He sits on the board of directors of Uriel Solar, Infinium Metals, and represents Frost Group, LLC on the board of directors of Morgan Solar. Mr. Edelstein received his MBA from the Massachusetts Institute of Technology and was a Sloan Fellow, and received his MPA from The Harvard Kennedy School of Government. He also has a BA from the University of Pennsylvania.

B. Compensation.

The table below reflects the compensation paid to SciVac’s directors and officers during or with respect to the year ended December 31, 2015.

Name and Principal Position	Salary($)	Bonus($)	Option Awards($)	All Other Compensation($)	Total($)
Dr. Curtis A. Lockshin, Chief Executive Officer and Director	107,499.96	—	—	—	107,499.96
James J. Martin, CPA, Chief Financial Officer	94,999.98	—	—	—	94,999.98
Steven D. Rubin, Chairman of the Board	—	—	—	—	—
Dr. Dmitry Genkin, Director	—	—	—	—	—
Kate Inman, Director	—	—	—	—	—
Adam Logal, Director	—	—	—	—	—
David Rector, Director	—	—	—	—	—
Craig Edelstein, Director	—	—	—	—	—

C. Board Practices.

General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by Canada’s National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Board has adopted the corporate governance policies described below.

For the purposes of this section “6.C.–Board Practices”, named executive officers of the Company means the following individuals (the “NEOs”):

a)	The Company’s chief executive officer, or an individual who acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

b)	The Company’s chief financial officer, or an individual who acted in a similar capacity, for any part of the most recently completed financial year (“CFO”);

c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Board of Directors

The Board is composed of seven directors, namely, Dr. Curtis A. Lockshin, Dr. Dmitry Genkin, Steven D. Rubin, Kate Inman, Adam Logal, David Rector and Craig Edelstein. Each of Steven D. Rubin, Kate Inman, Adam Logal, Dr. Dmitry Genkin, David Rector and Craig Edelstein is an independent director within the meaning of National Instrument (“NI”) 52-110. Directors are considered to be “independent” if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Dr. Curtis A. Lockshin is not considered independent as he is the Chief Executive Officer of the Company.

Board Mandate

The Board of Directors Mandate, referred to as the Board Mandate, is to supervise the management of the Company and the Company’s business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company. The Board is responsible for: (i) approving long-term strategic plans and annual business and capital plans recommended by management, as well as policies and processes generated by management relating to the authorization of major investments and significant allocations of capital; (ii) reviewing management’s implementation of the Company’s strategic, business and capital plans; (iii) reviewing the risks identified by management related to the Company’s business, and management’s systems to manage such risks; (iv) reviewing reports and recommendations of the Company’s Compensation Committee related to compensation and other matters relating to human resource management; (v) reviewing reports and recommendations from the Corporate Governance and Nominating Committee related to the Company’s approach to corporate governance; and (vi) reviewing the Company’s overall disclosure policy and the Company’s compliance therewith.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of the Company. However, the Board expects to meet at least quarterly and at each meeting there will be a review of the business of the Company.

The independent directors are not expected to hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. All but one member of the Board are considered to be independent. Where deemed necessary by the independent directors, the independent directors will hold in-camera sessions exclusive of the non-independent director and members of management, which process will facilitate open and candid discussion amongst the independent directors.

Position Descriptions

The Company has three committees: the Audit Committee; the Compensation Committee; and the Corporate Governance and Nominating Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties and to report to the Board on the activities of the committee. The Board has not yet developed written position descriptions for the chair of each Board committee.

The Board has not developed a written position description for the Chairman of the Board. The responsibilities of the Chairman include the efficient operation of the Board, ensuring that the Board is alert to its obligations to the Company, providing leadership to the Board and chairing meetings of the Board.

The Board has not developed a written position description for the CEO; however, the CEO is expected to provide leadership and vision for the Company, oversee the executive management of the Company, develop long term and short term strategic plans, financial and operating plans, report to the Board and shareholders and manage relationships with stakeholders.

Orientation and Continuing Education

The Company provides new directors with copies of relevant financial, technical and other information regarding its R&D programs. Board members will also be encouraged to communicate with management and the auditor and to keep themselves current with industry trends and developments. Board members will have full access to the Company’s records. In addition, the Chairman of the Board will review with each new member (i) certain information and materials regarding the Company, including the role of the Board and its committees and (ii) the legal obligations of a director of the Company. The Corporate Governance and Nominating Committee of the Company will be responsible for developing any training programs for directors, if considered necessary.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics, referred to as the Ethics Code, for directors, officers and employees. The Ethics Code is available on the Company’s website at http://ir.scivactherapeutics.com/governance-docs. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Ethics Code or grant any waivers, including any implicit waiver, from a provision of the Ethics Code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Pursuant to the Ethics Code, directors, officers or employees who have concerns or questions about violations of laws, rules, regulations or the Ethics Code are required to report them to their manager or another person designated in the Ethics Code. The Board, acting through the Corporate Governance and Nominating Committee and Audit Committee, is ultimately responsible for the Ethics Code and for monitoring compliance with the Ethics Code.

Nomination of Directors

The Corporate Governance and Nominating Committee of the Board consists of Adam Logal, Kate Inman and David Rector, all of whom are independent directors.

The Board has approved a written mandate for the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed Board members. The Corporate Governance and Nominating Committee members will utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

Assessments

The Board and each individual director will be periodically assessed by the Corporate Governance and Nominating Committee regarding its, his or her effectiveness and contribution. The assessment will consider and take into account:

●	in the case of the Board, its mandate; and

●	in the case of an individual director, the competencies and skills each individual director is expected to possess in the context of the current make-up of the Board.

Term Limits and Diversity

In the fall of 2014, the Canadian Securities Administrators (the “CSA”) introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors and (b) policies and targets designed to increase participation by women in board matters and in executive positions. Given the re-constitution of the Board following the completion of the Transaction, the Corporate Governance and Nominating Committee has begun considering the substance of appropriate policies, but has not yet adopted formal policies or targets on either term limits or diversity.

The Board and the Corporate Governance and Nominating Committee recognize the valuable contributions made to board deliberations and management by people of different gender, experience and background. Selection is made as per the criteria described above and elsewhere in this annual report (such as based on merit, skills, qualifications, needs of the Company at the time, etc.). However, the Board is mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision making abilities. Accordingly, in searches for new directors or officers, the Board considers the level of female representation and diversity within its leadership ranks and this is just one of several factors used in its search process. The Company currently has one female member on its Board of seven (14.3%).

In considering the recently adopted CSA guidelines, the Corporate Governance and Nominating Committee has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company.

Audit Committee

The Audit Committee’s duties and responsibilities are specified by law and in the Audit Committee Mandate. The Audit Committee, among other things: oversees the Company’s financial statements and financial disclosures; oversees of the work of the auditors of the Company, including the auditors’ work in preparing or issuing an audit report and performing other audit, review or attest services or any other related work; and reviews the Company’s system of internal controls. Any non-audit services provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Audit Committee also oversees any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Company’s shareholders and the compensation of the auditors. The Audit Committee meets as many times per year as is necessary to carry out its responsibilities.

Composition of the Audit Committee

Below are the details of each Audit Committee member, including such person’s name, whether such person is independent and financially literate (as such terms are defined under NI 52-110 - Audit Committees (“NI 52-110”)) and such person’s education and experience as it relates to the performance of an audit committee member’s duties.

Member Name	Independent(1)	Financially Literate(2)	Education & Experience relevant to performance of audit committee duties
Dr. Dmitry Genkin	Y	Yes	Please see biography above.

Steven D. Rubin	Y	Yes	Please see biography above.

Adam Logal	Y	Yes	Please see biography above.

Notes:

(1) To be considered independent, a member of the committee must not have any direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Company Board, reasonably interfere with the exercise of a member’s independent judgment. The Company evaluates the independence of directors, including for Audit Committee purposes, in accordance with the rules of NASDAQ, notwithstanding that the Company’s common shares are not listed for trading on the NASDAQ or any other national securities exchange.

(2) To be considered financially literate, a member of the committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted, and does not expect to adopt, specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110 and the Audit Committee Mandate, the Audit Committee will be required to pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

Overview of Current Compensation Philosophy

The Company’s current compensation philosophy is to structure remuneration packages that are sufficiently attractive to recruit, retain and motivate the kind of executives who will be instrumental in helping the Company achieve its short and long-term objectives, to provide executives with compensation that is in accordance with existing market standards generally, to align the interests of executive officers with those of the Company’s shareholders and to link individual executive compensation to the performance of both the Company and the individual executive.

Given the recent completion of the Transaction, the Compensation Committee is reviewing the policies outlined below to ensure that the Company’s compensation structure appropriately takes into account the completion of the Transaction, and the individual contributions to the Company’s performance made by its NEOs.

Compensation Committee

The Company does not have a formal compensation program; however, the compensation committee administers the Company’s compensation mechanisms. The Compensation Committee, on behalf of the Board, monitors compensation for the executive officers of the Company. The Compensation Committee has three members, all of whom are independent: Steven Rubin; Adam Logal; and Kate Inman. Steven Rubin is the Chair of the Compensation Committee. All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

The Compensation Committee maintains a mandate and meets as frequently as necessary in order to fulfill its responsibilities and, in any event, at least annually. The following is a summary description of the mandate and responsibilities of the Compensation Committee as it relates to NEO compensation:

●	to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the NEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

●	to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to review such plans after their implementation; and

●	to review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All of the members of the Compensation Committee have direct experience which is relevant to their responsibilities in executive compensation as each has been, and is currently, involved with compensation matters at other companies, both public and private. For a description of such experience, please see the director biographies above.

Performance Factors

Although no formal performance goals or benchmarks are in place for the NEOs, there are general factors that are considered when the members of the Compensation Committee are considering NEO compensation. These factors include, but are not limited to:

●	the Company’s cash position;

●	the NEO’s individual contribution to the Company;

●	the long-term interests of the Company and its shareholders;

●	the Board’s assessment of each NEO’s individual performance;

●	the Company’s share price, earnings per share and market capitalization; and

●	the NEO’s responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee does not have a pre-determined, performance-based compensation plan. Rather, it is expected that the Compensation Committee will review the performance of the NEOs on at least a yearly basis. The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other life sciences companies of similar size and scope of operations. With each compensation award (i.e., salaries, cash bonuses or stock option grants), the Compensation Committee will consider the industry as a whole and each member is expected to provide his or her input as to whether the compensation grant is fair to the NEO, the Company and its shareholders. Ultimately however, performance-based rewards will be underpinned by the Company’s financial circumstances.

Recruiting and Retention

The Company offers compensation packages that are sufficient to attract and retain the right level of skill, expertise and talent in an increasingly competitive global market.

The structure of each remuneration package is well-balanced across the short, medium and longer term elements, so that it is both attractive to the individual and cost effective for the Company. This balance is achieved by providing base salary at a reasonable median level as an anchor to make the Company a realistic prospect for talented candidates. In addition, the short term incentives (including discretionary bonuses) will provide recruits with the opportunity to achieve superior total annual reward through their own delivery of excellence at individual and business levels. Finally, longer term reward elements (including stock option grants), which are described in greater detail below, will provide the opportunity to build ownership and growth in the medium and longer term future in line with the opportunities for success afforded to the Company’s shareholders.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is within the mandate of the Compensation Committee, but management also has a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and is able to exercise its discretion to modify any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package.

Elements of Executive Compensation

Executive compensation is composed of three elements:

●	base salaries, which are set at levels which are competitive with the base salaries paid by companies of a comparable size and operations within the life sciences industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success;

●	discretionary cash bonuses, which are considered from time to time, based on individual and corporate performance criteria; and

●	share ownership opportunities through the SciVac Therapeutics Inc. Stock Option Plan (the “Stock Option Plan”), which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

Base Salary

The Company strives to pay its executives in the mid-range for salaries of comparable positions and in comparable companies, although the Company does not formally benchmark its salaries against those of other companies. In making its annual recommendations, the Compensation Committee considers the distinct contributions of each executive, the financial performance and ability to pay of the Company and the experience and seniority of each executive.

Short Term Incentive Compensation - Discretionary Cash Bonuses

The Company may award discretionary cash bonuses to executive officers and employees of the Company from time to time. The Compensation Committee will provide recommendations on discretionary cash bonuses from time to time. In arriving at a decision to award and in determining the amount of discretionary cash bonuses, the Compensation Committee will consider the performance factors described above under the heading “Performance Factors”, as well as performance measures, including financial results, budgetary constraints, projects and other initiatives. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or reject proposed bonuses in its sole discretion.

Option-Based Awards

Individual stock options may be granted by the Board on the recommendation of, in the case of employees, senior management, and, in the case of executive officers, including the CEO, by the Compensation Committee. Options may be awarded by the Board upon the commencement of an individual’s employment with the Company, based on the level of such person’s responsibility. Additional option grants may be made periodically to ensure that the number of stock options granted to any particular individual will be commensurate with the individual’s level of ongoing responsibility within the Company. In considering additional grants, a number of factors will be considered, including the role the individual plays in the Company, the number of stock options an individual has been granted, the exercise price, value and the term of those options.

Risks Associated with the Company’s Compensation Policies and Practices

Neither the Board nor the Compensation Committee has yet proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. As of the date hereof, the Board has no reason to believe that the Company’s compensation program will result in unnecessary or inappropriate risk-taking, including risks that are likely to have a material adverse effect on the Company.

Director and Officer Hedging Prohibition

The Company’s insider trading policy contains provisions prohibiting, among others, NEOs and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Termination and Change of Control Benefits

The Company does not have any contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities.

D. Employees.

As of December 31, 2015, we had 51 employees. These employees primarily consisted of manufacturing, research and development, general and administrative, regulatory and quality assurance positions.

E. Share Ownership.

The following security ownership information is set forth, as of March 22, 2016 with respect to (i) each shareholder known by SciVac to be a beneficial owner of more than 5% of SciVac common shares, (ii) each of the current directors of SciVac, (iii) each of the named executive officers of SciVac and (iv) all current directors and executive officers as a group (8 persons). Beneficial ownership percentages set forth in the table below are based on 756,599,439 SciVac common shares outstanding on March 22, 2016. Other than as set forth below, SciVac is not aware of any other shareholder who may be deemed to be a beneficial owner of more than 5% of SciVac common shares. Unless otherwise indicated, the address of each beneficial owner is c/o SciVac Therapeutics Inc., Gad Feinstein Rd. POB 580 Rehovot, 7610303, Israel.

Names and Address of Beneficial Owner	Number of Shares Beneficially Owned		% of Shares Owned
Directors and Officers:
Dr. Curtis A. Lockshin, Chief Executive Officer and Director	379,056		*
James J. Martin, Chief Financial Officer	199,803		*
Steven D. Rubin, Chairman of the Board	-		*
Dr. Dmitry Genkin, Director	182,467,783	(1)	24.1%
Kate Inman, Director	-		*
Adam Logal, Director	-		*
David Rector, Director	-		*
Craig Edelstein, Director	-		*
All Directors and Officers as a Group (8 persons)	183,046,642		24.2%

5% Owners
CLS Therapeutics Limited	147,403,443		19.5%
OPKO Health, Inc.	185,129,319		24.5%
Barry Honig	74,349,080	(2)	9.8%
Michael Brauser	61,183,738	(3)	8%

*	Less than one percent

(1)	Includes 147,403,443 shares held by CLS Therapeutics Limited, of which Mr. Genkin is a 50% shareholder, over which Mr. Genkin exercises shared voting and dispositive power.

(2)

Includes (i) 6,157,009 common shares held by GRQ Consultants, Inc. (“GRQ”), (ii) 11,394,234 common shares held by GRQ Consultants, Inc. 401K (the “401K”), (iii) 20,017,000 common shares held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (the “Roth 401K”) and (iv) 700,600 common shares held by Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”). Mr. Honig is the President of GRQ and trustee of the 401K, Roth 401K and Foundation and in such capacities holds voting and dispositive power over the securities held by such entities. The information contained in this footnote 2 derives from Mr. Honig’s Amendment No. 1 to Schedule 13G, filed with the SEC on February 2, 2016. The address for Mr. Honig is 555 S. Federal Hwy., Suite 450, Boca Raton, FL 33432.

(3)	Includes 7,101,244 shares held by Grander Holdings, Inc. of which Mr. Brauser is the President (“Grander Inc.”); 18,945,919 shares held by Grander Holdings, Inc. 401K of which Mr. Brauser is the trustee (“Grander 401K”); 3,234,274 shares held by Birchtree Capital, LLC of which Mr. Brauser is the manager (“Birchtree”); 17,219,003 shares held by Greenstone Capital, LLC of which Mr. Brauser is the manager (“Greenstone”); 10,000,000 shares held by Michael & Betsy Brauser TBE (“MBTBE”) and 1,500,000 shares held by the Betsy and Michael Brauser Charitable Family Foundation of which Mr. Brauser is the director (the “Foundation”). The information contained in this footnote 3 derives from Mr. Brauser’s Schedule 13G, filed with the SEC on February 23, 2016. The address for Mr. Brauser is 4400 Biscayne Blvd., Suite 450, Boca Raton, FL 33432.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”, to the best of SciVac’s knowledge, no other person beneficially owns 5.0% or more of SciVac’s common shares outstanding as of March 22, 2016. None of SciVac’s shareholders has different voting rights from other shareholders. Other than as described herein, to the best of SciVac’s knowledge, SciVac is not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and SciVac is not aware of any arrangement that may, at a subsequent date, result in a change of control of SciVac.

B. Related Party Transactions.

In April 2013, SciVac entered into a Development and Manufacturing Agreement with Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Open Joint Stock Company Pharmsynthez (“Pharmsynthez”), pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form.

The Company entered into two agreements with Pharmsynthez:

●	On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically be renewed for an undefined period upon the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. SciVac may also terminate the agreement upon 30 days prior written notice if Pharmsynthez distributes Sci-B-Vac™ outside of the Russian Federation. Pharmsynthez is subject to non-compete and non-assignment obligations during the term of the agreement.

●	SciVac entered into a material transfer agreement with Pharmsynthez and Ferring, dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

The chairman of the board of both Kevelt and Pharmsynthez, Dmitry Genkin, is also a director of the Company. As of December 31, 2015, the Company had deferred revenue related to the above contracts for Kevelt and Pharmsynthez as reflected in the following table:

	Total Deferred Revenue	Short Term	Long Term
Pharmsynthez	468,750		468,750
Kevelt	2,492,670	1,583,345	909,325
Non-related party	200,000		200,000

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. Financial Information.

A. Financial Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Legal Proceedings

SciVac is from time to time involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. SciVac does not believe any such legal proceedings or claims will have, individually or in the aggregate, a material adverse effect on SciVac’s business, liquidity, results of operations, or financial position. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm SciVac’s business.

As publicly announced by the Company on July 30, 2015, following discussions with the Israeli Ministry of Health, referred to as the IMOH, the Company recalled from the market all Sci-B-Vac™ sold by the Company since January 1, 2012, which primarily affected the Israeli and Hong Kong markets. The Company carried out the recall solely as a precautionary measure, as, following inspection by SciVac, it was determined that certain unshipped packages of the Sci-B-Vac™ hepatitis B vaccine contained a small number of damaged vials. SciVac then reported its findings to the IMOH. There have been no reports of harm to any patients, nor have there been any reports with respect to Sci-B-Vac’s™ efficacy or safety. The Company ultimately determined that an issue in the labeling process caused the damage. In September, 2015, the Company received approval from the IMOH to resume all standard manufacturing, including labeling and release of Sci-B-Vac™ to the market, following corrective actions to the automated labeling process and an inspection of the Company’s facilities. Because the recall was not based on the safety or efficacy of Sci-B-Vac™, the Company continued all other aspects of manufacturing without interruption during the brief time period following the recall.

On August 2, 2015, the Company was served in Israel with a Motion to Approve a Class Action, referred to as the Motion. The Motion and underlying claim was filed in response to the recall discussed above, alleging that through purported actions or omissions, SciVac violated patients’ autonomy, misled patients and violated provisions of the Israeli Law of Patients’ Rights. The claimant seeks only monetary damages in the amount of NIS 150,000. The Company has provided notice of the Motion to its insurance broker and they have retained counsel on behalf of the Company. A pre-trial hearing that had been scheduled for March 10, 2016 has been rescheduled for June 28, 2016 in order to provide the parties an opportunity to settle the matter. The Company believes that the Motion and the underlying claim are without merit and intends to vigorously defend against it; however, there can be no assurance that the Company will be successful in its defense.

Dividend Policy

SciVac has never declared or paid cash dividends to our shareholders and it does not anticipate paying cash dividends in the foreseeable future.

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2015.

ITEM 9. The Offer and Listing.

9.A.4 Offer and Listing Details

SciVac’s common shares are traded in Canada on the TSX under the symbol “VAC” and in the United States on the OTCQX under the symbol “SVACF.” The bid quotations reported by the OTCQX reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

For the periods indicated, the following tables set forth the high and low market prices of SciVac’s common shares, as reported by the TSX and the OTCQX. The prices shown for SciVac common shares, as reported by the TSX, are shown in Canadian dollars and the per share prices as reported by the OTCQX are shown in U.S. dollars.

Period:	SciVac/TSX (1) (Canadian Dollars)		SciVac/OTCQX (U.S. Dollars)
Annual	High	Low	High	Low
2015	0.34	0.13	0.50	0.10
2014	0.49	0.19	0.41	0.17
2013	0.54	0.17	0.54	0.17

Last Six Months
February	0.17	0.12	0.12	0.09
January	0.19	0.13	0.13	0.09
December	0.19	0.13	0.14	0.10
November	0.21	0.16	0.16	0.12
October	0.25	0.165	0.20	0.12
September	0.30	0.22	0.23	0.16

2015
First Quarter	0.51	0.23	0.41	0.20
Second Quarter	0.61	0.41	0.49	0.33
Third Quarter	0.63	0.14	0.50	0.16
Fourth Quarter	0.25	0.13	0.20	0.10

2014
First Quarter	0.41	0.25	0.37	0.23
Second Quarter	0.30	0.21	0.27	0.19
Third Quarter	0.49	0.21	0.41	0.18
Fourth Quarter	0.34	0.19	0.28	0.17

(1)	The SciVac common shares began trading on the TSX on July 14, 2015 upon completion of a reverse takeover transaction of Levon Resources Ltd. All trading data prior to this time corresponds to Levon Resources Ltd.

9.B. Plan of distribution

Not applicable.

9.C. Market for Common Shares

SciVac’s common shares are traded on the TSX under the symbol “VAC” and on the OTCQX under the symbol “SVACF.”

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

For a summary of material provisions of SciVac’s articles of incorporation and the Business Corporations Act of British Columbia, refer to “Comparison of Rights of SciVac Shareholders and VBI Stockholders” beginning on page 207 of SciVac’s Registration Statement on Amendment No. 5 to Form F-4, filed with the SEC on March 25, 2016 and incorporated herein by reference.

C. Material Contracts

For a description of SciVac’s material agreements relating to strategic collaborations and licensing arrangements and other material agreements, refer to “Item 4. Information on the Company – Partnerships and Licensing.” The descriptions provided do not purport to be complete and are qualified in their entirety by the complete agreements.

D. Exchange Controls.

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by SciVac to non-resident holders of SciVac’s common shares, other than withholding tax requirements.

E. Taxation.

The following general discussion sets forth the material U.S. federal income tax consequences of the ownership and disposition of SciVac common shares to U.S. holders (as defined below). This discussion is based on the Internal Revenue Code, referred to as the Code, applicable Treasury regulations, judicial authority, administrative rulings, and the Canada-U.S. Tax Treaty, all as of the date of this annual report, and all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, referred to as the IRS, with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. holder as a result of the ownership and disposition of SciVac common shares. This discussion does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to the U.S. holder, including specific tax consequences to a U.S. holder under an applicable tax treaty, and is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. holder. In addition, this discussion does not address any U.S. state or local or any non-U.S. tax considerations, any U.S. federal estate, gift, generation skipping or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences of ownership and disposition of SciVac common shares.

This discussion assumes that the U.S. holders hold their SciVac common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the consequences to U.S. holders subject to special tax rules, such as:

●	banks, financial institutions, underwriters, or insurance companies;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	former citizens or residents of the United States;

●	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such partnerships;

●	dealers or traders in securities, commodities, or currencies;

●	grantor trusts;

●	S corporations;

●	U.S. holders subject to the alternative minimum tax;

●	U.S. holders whose “functional currency” is not the U.S. dollar;

●	U.S. holders who received SciVac common shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;

●	U.S. holders who own (directly, indirectly, or through attribution) 5% or more by vote or value of the outstanding SciVac common shares; or

●	U.S. holders holding SciVac common shares as part of a straddle, synthetic security, hedge, conversion transaction, or other integrated investment.

U.S. holders that are subject to special provisions under the Code, including U.S. holders described immediately above, should consult their tax advisors regarding the tax consequences of the ownership and disposition of SciVac common shares.

As used in this discussion, a “U.S. holder” means a beneficial owner of SciVac common shares who is for U.S. federal income tax purposes:

●	A citizen or resident of the United States;

●	A corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof;

●	A trust that (A) is subject to the primary jurisdiction of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (B) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

●	An estate that is subject to U.S. federal income tax on its income, regardless of source.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds SciVac common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of SciVac common shares.

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Dividends

A U.S. holder that receives a distribution, including a constructive distribution, with respect to SciVac common shares will be required to include the amount of the distribution in gross income as a dividend (without reduction for any foreign income tax withheld from the distribution) to the extent of the current or accumulated “earnings and profits” of SciVac, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of SciVac, the distribution will be treated first as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the SciVac common shares, and thereafter as a gain from the sale or exchange of the SciVac common shares (see “Sale or Other Taxable Disposition of SciVac Common Shares,” below). However, SciVac may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. holder may have to assume that any distribution by SciVac with respect to its common stock will constitute dividend income. Dividends received on SciVac common shares by corporate U.S. holders generally will not be eligible for the “dividends received deduction.”

Subject to certain significant conditions and limitations, any Canadian taxes paid on or withheld from distributions from SciVac and not refundable to a U.S. holder may be credited against the U.S. holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. holder’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. holder or withheld from a U.S. holder that year. Dividends paid on the SciVac common shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. holders, as “general category income” for U.S. foreign tax credit purpose. If the dividends are taxed as qualified dividend income (as discussed below), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be subject to certain limitations.

It is possible that SciVac is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source passive income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by SciVac as U.S. source income, which may limit a U.S. holder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of the dividends. The Code permits a U.S. holder entitled to benefits under the Canada-U.S. Income Tax Treaty to elect to treat any SciVac dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit with respect to Canadian taxes withheld, if any, on the distribution of such dividend income. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their advisors regarding the availability of a foreign tax credit in their particular circumstances.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, dividends will be taxed at the lower capital gains rates (currently, up to 20%) applicable to “qualified dividend income,” provided that (i) the SciVac common shares are readily tradable on an established securities market in the United States (or certain other requirements are met), (ii) SciVac is neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed below under “—Passive Foreign Investment Company Rules”) for its taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Under IRS authority, stock is considered for the purpose of clause (i) above to be readily tradable on an established securities market in the United States if the stock is listed on NASDAQ, as the SciVac common shares are expected to be. There can be no assurance that the SciVac common shares will be considered readily tradable on an established securities market in the future. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends SciVac pays with respect to the SciVac common shares.

Dividends may be paid in foreign currency. Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit purposes.

The additional 3.8% Medicare surtax (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

The dividend rules are complex, and U.S. holders should consult their own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of SciVac Common Shares

A U.S. holder will recognize gain or loss on the sale or other taxable disposition of SciVac common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the U.S. holder’s tax basis (determined under U.S. federal income tax rules) in the SciVac common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the SciVac common shares has been held for more than one year. The source of any such gain or loss is generally determined by reference to the residence of the holder, such that it generally will be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange, or other taxable disposition by a U.S. holder.

Preferential tax rates (currently, with a maximum rate of 20%) apply to long-term capital gains of a U.S. holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

The additional 3.8% Medicare surtax (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of SciVac common shares by certain U.S. holders who meet certain modified adjusted gross income thresholds.

U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their SciVac common shares.

Passive Foreign Investment Company Rules

PFIC Status of SciVac

If SciVac were to constitute a “passive foreign investment company” within the meaning of Section 1297 of the Code, referred to as a PFIC, as defined below, for any year during a U.S. holder’s holding period, then potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. holder from the ownership and disposition of SciVac common shares.

SciVac generally will be a PFIC if, for any tax year, (a) 75% or more of the gross income of SciVac is passive income, which we refer to as the income test, or (b) 50% or more of the value of SciVac’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of those assets, which we refer to as the asset test. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if SciVac owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, SciVac will be treated as if it (a) held a proportionate share of the assets of the other corporation and (b) received directly a proportionate share of the income of the other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by SciVac from certain “related persons,” to the extent those items are properly allocable to the income of the related person that is not passive income.

Based on current business plans and financial expectations, including those resulting from the consummation of the Merger, it is expected that SciVac will not be a PFIC immediately after the closing date of the Merger. However, since PFIC status is made on an annual basis, determination about SciVac’s status as a PFIC will depend upon financial information that is not presently known. The determination of whether any corporation is, or will be, a PFIC for a tax year depends, in part, on the application of complex and fact-sensitive U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of the corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this summary. Accordingly, there can be no assurance that that SciVac will not be a PFIC for 2016 or any subsequent year. Each U.S. holder should consult its own tax advisors regarding the PFIC status of SciVac and any subsidiary of SciVac.

In any year in which SciVac is classified as a PFIC, a U.S. holder will be required to file an annual report with the IRS containing the information required by Treasury regulations and/or other IRS guidance. In addition to penalties, a failure to satisfy these reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. holders should consult their own tax advisors regarding the requirements of filing these information returns under these rules, including the requirement to file an IRS Form 8621.

Under applicable attribution rules, if SciVac is a PFIC, U.S. holders will generally be deemed to own their proportionate share of SciVac’s direct or indirect equity interest in any company that is also a PFIC, which we refer to as a Subsidiary PFIC, and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by SciVac or another Subsidiary PFIC, both as if the U.S. holders directly held the shares of the Subsidiary PFIC. In addition, U.S. holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of SciVac common shares. Accordingly, U.S. holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of SciVac common shares are made.

Default PFIC Rules under Section 1291 of the Code

If SciVac is a PFIC for any tax year during which a U.S. holder owns SciVac common shares, the U.S. federal income tax consequences to the U.S. holder of the ownership and disposition of SciVac common shares will depend on whether and when the U.S. holder makes an election to treat SciVac and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, which we refer to as a QEF Election, or makes a mark-to-market election under Section 1296 of the Code, which we refer to as a Mark-to-Market Election. A U.S. holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a Non-Electing U.S. Holder.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of SciVac common shares and (b) any “excess distribution” received on the SciVac common shares. A distribution generally will be classified as an “excess distribution” to the extent that the distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. holder’s holding period for the SciVac common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of SciVac common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on SciVac common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective SciVac common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if the tax liability had been due in each such year.

If SciVac is a PFIC for any tax year during which a Non-Electing U.S. Holder holds SciVac common shares, SciVac will continue to be treated as a PFIC with respect to the Non-Electing U.S. Holder, regardless of whether SciVac ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if the SciVac common shares were sold on the last day of the last tax year for which SciVac was a PFIC.

If a Non-Electing U.S. Holder who is an individual dies while owning SciVac common shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of such shares.

QEF Election

A U.S. holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its SciVac common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its SciVac common shares. A U.S. holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on the U.S. holder’s pro rata share of (a) the net capital gain of SciVac, which will be taxed as long-term capital gain to the U.S. holder, and (b) the ordinary earnings of SciVac, which will be taxed as ordinary income to the U.S. holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which SciVac is a PFIC, regardless of whether such amounts are actually distributed to the U.S. holder by SciVac. However, for any tax year in which SciVac is a PFIC and has no net income or gain, U.S. holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. holder that made a QEF Election has an income inclusion, the U.S. holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

A U.S. holder that makes a timely and effective QEF Election with respect to SciVac generally (a) may receive a tax-free distribution from SciVac to the extent that the distribution represents “earnings and profits” of SciVac that were previously included in income by the U.S. holder because of the QEF Election and (b) will adjust the U.S. holder’s tax basis in the SciVac common shares to reflect the amount included in income or allowed as a tax-free distribution because of the QEF Election. In addition, a U.S. holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of SciVac common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether the QEF Election is timely. A QEF Election will be treated as “timely” if the QEF Election is made for the first year in the U.S. holder’s holding period for the SciVac common shares in which SciVac was a PFIC. A U.S. holder may make a timely QEF Election by filing the appropriate QEF Election documents with a timely filed U.S. federal income tax return for such year. If a U.S. holder does not make a timely and effective QEF Election for the first year in the U.S. holder’s holding period for the SciVac common shares, the U.S. holder may still be able to make a timely and effective QEF Election in a subsequent year if the U.S. holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such SciVac common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. holder is a direct shareholder and the Subsidiary PFIC in order for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which the QEF Election is timely made and to all subsequent tax years, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. If a U.S. holder makes a QEF Election and, in a subsequent tax year, SciVac ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which SciVac is not a PFIC. Accordingly, if SciVac becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. holder will be subject to the QEF rules described above during any subsequent tax year in which SciVac qualifies as a PFIC.

SciVac will use commercially reasonable efforts to make available to U.S. holders, upon their written request: (a) information as to its status as a PFIC and the PFIC status of any subsidiary in which SciVac owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which SciVac is a PFIC, the information and documentation that a U.S. holder making a QEF Election with respect to SciVac and any more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. SciVac may elect to provide such information on its website. Because SciVac may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. holders should be aware that there can be no assurance that SciVac will satisfy record keeping requirements that apply to a QEF, or that SciVac will supply U.S. holders with information that the U.S. holders are required to report under the QEF rules, in the event that a subsidiary of SciVac is a PFIC and a U.S. holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which SciVac does not obtain the required information, U.S. holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. holders should consult their own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to SciVac and any Subsidiary PFIC.

A U.S. holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if SciVac does not provide the required information with regard to SciVac or any of its Subsidiary PFICs, U.S. holders will not be able to make a QEF Election for the entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. holder may make a Mark-to-Market Election only if the SciVac common shares are marketable stock. The SciVac common shares generally will be “marketable stock” if the SciVac common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) the foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which the foreign exchange is located, together with the rules of the foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of the foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, the stock generally will be “regularly traded” for any calendar year during which the stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. SciVac common shares are expected to constitute “marketable stock” as long as they remain listed on the NASDAQ Capital Market and are regularly traded.

A U.S. holder that makes a Mark-to-Market Election with respect to its SciVac common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such SciVac common shares. However, if a U.S. holder does not make a Mark-to-Market Election beginning in the first tax year of the U.S. holder’s holding period for the SciVac common shares for which SciVac is a PFIC or the U.S. holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the SciVac common shares.

A U.S. holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which SciVac is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the SciVac common shares, as of the close of such tax year over (b) the U.S. holder’s adjusted tax basis in the SciVac common shares. A U.S. holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) the U.S. holder’s adjusted tax basis in the SciVac common shares, over (b) the fair market value of the SciVac common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. holder that makes a Mark-to-Market Election generally also will adjust the U.S. holder’s tax basis in the SciVac common shares to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election. In addition, upon a sale or other taxable disposition of SciVac common shares, a U.S. holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury regulations.

A U.S. holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which the Mark-to-Market Election is made and to each subsequent tax year, unless the SciVac common shares cease to be “marketable stock” or the IRS consents to revocation of the election. Each U.S. holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. holder may be eligible to make a Mark-to-Market Election with respect to the SciVac common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. holder is treated as owning, because that stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury regulations that, subject to certain exceptions, would cause a U.S. holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of SciVac common shares that would otherwise not be subject to U.S. federal income tax (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. holder may vary based on the manner in which SciVac common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. holder if SciVac is a PFIC, regardless of whether the U.S. holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. holder that uses SciVac common shares as security for a loan will, except as may be provided in Treasury regulations, be treated as having made a taxable disposition of the SciVac common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. holder may claim on a distribution from a PFIC. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC. In addition, special rules apply with respect to PFICs under the 3.8% Medicare surtax.

The PFIC rules are complex, and U.S. holders should consult their own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of SciVac common shares.

Medicare Surtax

Individuals, estates. and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of SciVac common shares.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to dividends received by U.S. holders of SciVac common shares and the proceeds received on the disposition of SciVac common shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding. Backup withholding is not an additional U.S. federal tax. Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the U.S. holder furnishes required information to the IRS in a timely manner.

Under U.S. federal income tax law, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. U.S. holders may be subject to these reporting requirements unless their shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisors regarding the requirements of filing information returns, including, without limitation, the requirement to file an IRS Form 8938.

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

You may read and copy this Annual Report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by SciVac with the SEC are also available at SciVac’s website at http://www.scivactherapeutics.com. SciVac also files reports, statements and other information with the applicable Canadian securities regulatory authorities. SciVac’s filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com. The web addresses of the SEC, SEDAR and SciVac have been included as inactive textual references only. Information on those web sites is not part of this annual report.

I. Subsidiary Information.

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or valuation of its financial instruments. The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the NIS in Israel or CAD in Canada, primarily US$ denominated expenses for research and development and certain consultants. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its US$.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Foreign currency sensitivity analysis

The following table (in thousands) details the Company’s sensitivity to a 5% increase and decrease in the USD against the relevant foreign currencies at December 31, 2015. The sensitivity analysis includes only outstanding foreign currency denominated monetary items at December 31, 2015 and adjusts their translation for a 5% change in foreign currency rates. A positive number below indicates an increase in profit or equity where the relevant foreign currency strengthens 5% against the USD. For a 5% weakening of the relevant foreign currency against the USD, there would be a comparable impact on the profit or equity, and the balances below would be negative.

	5% Increase	5% Decrease
Asset	848	(848)

Liability	(165)	165

Balance	683	(683)

Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates. The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

As of December 31, 2015 , cash held in savings accounts was $11.9 million. The interest rates range from 0.0% to 0.5%.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company continues to manage its liquidity risk by monitoring its cash flows and investments regularly, comparing actual results with budgets and future cash requirements.

Credit risk

The Company limits its exposure to credit risk, with respect to cash and cash equivalents, by placing them with high quality credit financial institutions. The Company’s cash equivalents consist primarily of operating funds and deposits with commercial banks.

ITEM 12. Description of Securities Other Than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E. Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

Scivac has performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that information required to be disclosed by SciVac in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SciVac’s disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on SciVac’s evaluation, its management, including the Chief Executive Officer and Chief Financial Officer, have concluded that SciVac’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of SciVac’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in SciVac’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, SciVac’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

SciVac’s Board affirmatively determined that Dmitry Genkin, Steven D. Rubin and Adam Logal are audit committee financial experts (as defined by the SEC rules) and are independent and financially literate (as such terms are defined under NI 52-110. For information relating to qualifications and experience of the audit committee financial experts, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

ITEM 16B. Code of Ethics.

See “Item 6.C Board Practices—Ethical Business Conduct.”

ITEM 16C. Principal Accountant Fees and Services.

The consolidated financial statements of SciVac as of December 31, 2015 and for the year ended December 31, 2015 have been audited by Smythe LLP, chartered professional accountants, as set forth in their report thereon and included therein.

The consolidated financial statements of SciVac as of December 31, 2014 and for each of the two years in the period ended December 31, 2014 have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as set forth in their report thereon and included therein. Such consolidated financial statements are contained in this annual report in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

The following table presents the aggregate fees for professional services rendered by such accountants to SciVac during their respective term as our principal accountants in 2014 and 2015.

	2015	2014
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	$64	$40
Audit-Related Fees (2)	22	14.8
Tax Fees (3)	4.5	4.5
All Other Fees (4)		-
Total	$90.5	$59.3

(1) Audit fees consists of services rendered by the principal account for the audit of SciVac’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees would be assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of SciVac’s financial statements and are not reported under item (1).

(3) Tax fees relate to tax compliance, planning and advice.

(4) All other fees would be fees billed for products and services provided by the principal accountant, other than the services reported in items (1) through (3).

Audit Committee Pre-Approval Policies and Procedures

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G. Corporate Governance.

Not applicable.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars)

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF SCIVAC THERAPEUTICS INC.

(formerly Levon Resources Ltd.)

We have audited the accompanying consolidated financial statements of SciVac Therapeutics Inc., which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SciVac Therapeutics Inc. as at December 31, 2015, and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

We have also audited the adjustments to the consolidated financial statements for the years ended December 31, 2014 and 2013, and as at January 1, 2013, to apply the reverse takeover transaction accounting as discussed in Notes 2 and 4 to the consolidated financial statements. Our procedures included auditing the restatement of SciVac Ltd.’s equity structure to reflect the number of shares issued in the reverse takeover transaction. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the financial statements of SciVac Ltd. for the years ended December 31, 2014 and 2013, or as at January 1, 2013, other than with respect to the adjustments noted, and accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements of SciVac Ltd., taken as a whole, for the years ended December 31, 2014 and 2013, or as at January 1, 2013.

Other Matter

The consolidated financial statements of SciVac Ltd. as at December 31, 2014 and for the years ended December 31, 2014 and 2013 were audited by another auditor who expressed an unmodified opinion on those consolidated statements on May 4, 2015.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada
March 22, 2016

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of SciVac Ltd.

Report on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to apply the reverse merger accounting discussed in Note 1 to the consolidated financial statements, the accompanying consolidated statements of financial position of SciVac Ltd. (“the Company”) as of December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standard of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SciVac Ltd. as of December 31, 2014, and its financial performance and cash flows for each of the two years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

We were not engaged to audit, review, or apply any procedures to the adjustments to apply the reverse merger accounting discussed in Note 1 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements for period ended December 31, 2014, the Company’s recurring losses from operations and stockholders’ deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 4, 2015	A Member of Ernst & Young Global

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Consolidated Statements of Financial Position

(Expressed in U.S. dollars in thousands)

		As of December 31
	Notes	2015	2014

CURRENT ASSET

Cash and cash equivalents	21	$12,476	$393
Trade accounts receivable		93	322
Inventory	6	1,316	1,831
Other current assets	7	637	480

Total current assets		14,522	3,026

NON-CURRENT ASSETS

Long-term deposits		96	96
Property and equipment	9	1,750	1,725
Intangible assets	10	13,183	454

Total non-current assets		15,029	2,275

TOTAL ASSETS		$29,551	$5,301

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved on behalf of the Board by:

/s/ Curtis Lockshin	/s/ Adam Logal
Dr. Curtis Lockshin, Director	Adam Logal, Director

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Consolidated Statements of Financial Position

(Expressed in U.S. dollars in thousands)

		As of December 31
	Notes	2015	2014

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Trade accounts payable		$408	$445
Deferred revenues	12	1,583	1,704
Other current liabilities	8	938	930

Total current liabilities		2,929	3,079

NON-CURRENT LIABILITIES

Liabilities for severance pay, net	13	52	30
Debt due to related parties	12	-	9,779
Deferred revenues	12	1,578	1,826

Total non-current liabilities		1,630	11,635

TOTAL LIABILITIES		4,559	14,714

SHARHOLDERS’ EQUITY

Share capital	14	45,779	529
Contributed surplus		50,563	46,586
Other comprehensive income	15	(1,015)	(948)
Accumulated deficit		(70,335)	(55,580)

Total equity		24,992	(9,413)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$29,551	$5,301

The accompanying notes are an integral part of these consolidated financial statements.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars in thousands, except share and per share information)

		Years ended December 31
	Notes	2015	2014	2013

Revenues
Sales of products		$302	$1,176	$740
Contract research and development		653	1,692	921
		955	2,868	1,661
Cost of revenues	6,16	3,755	3,699	3,986
Gross loss		(2,800)	(831)	(2,325)

General, administrative and selling	17	5,418	2,728	2,852
Research and development		618	634	613
Operating loss		(8,836)	(4,193)	(5,790)

Listing expense	4	(1,353)	-	-
Share-based payments	12	(2,127)	-	-

Financial income	18	44	-	348
Financial expenses	18	(2,612)	(2,598)	(3,595)
Financial expenses, net	18	(2,568)	(2,598)	(3,247)

Loss before tax		(14,884)	(6,791)	(9,037)

Income tax benefit	19	129	1,119	176
Net loss for the year		(14,755)	(5,672)	(8,861)

OTHER COMPREHENSIVE INCOME (LOSS)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	13	(19)	4	3

Items that will be reclassified subsequently to profit or loss under specific conditions:
Exchange differences resulting from translating the consolidated financial statements to the presentation currency		(48)	1,017	(1,825)

Total other comprehensive income (loss)		(67)	1,021	(1,822)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		$(14,822)	$(4,651)	$(10,683)

Basic and diluted net loss per share		$(0.03)	$(0.02)	$(0.04)

Weighted average number of shares outstanding		505,893,922	259,172,993	243,916,902

The accompanying notes are an integral part of these consolidated financial statements.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars in thousands, except share information)

	Number of Common Shares	Share Capital	Contributed Surplus	OCI Reserves	Accumulated Deficit	Total Shareholders’ Equity

BALANCE AS OF JANUARY 1, 2013	243,916,902	*)	20,559	(147)	(41,047)	(20,635)

Capital contribution in respect of related party loans, net of taxes (Note 19)	-	-	697	-	-	697
Loss for the year	-	-	-	-	(8,861)	(8,861)
Other comprehensive loss for the year	-	-	-	(1,822)	-	(1,822)

BALANCE AS OF DECEMBER 31, 2013	243,916,902	*)	21,256	(1,969)	(49,908)	(30,621)

Issuance of shares (Notes 12b)	28,515,465	529	-	-	-	529
Deemed capital contribution (Note 19)	-	-	280	-	-	280
Conversion of capital notes to equity (Note 12b)	-	-	23,972	-	-	23,972
Capital contribution in respect of related party loans, net of taxes (Notes 12a and 19)	-	-	1,078	-	-	1,078
Loss for the year	-	-	-	-	(5,672)	(5,672)
Other comprehensive income for the year	-	-	-	1,021	-	1,021

BALANCE AS OF DECEMBER 31, 2014	272,432,367	529	46,586	(948)	(55,580)	(9,413)

Issuance of shares for intangible assets (Note 14i)	147,403,020	13,814	-	-	-	13,814
Share-based payments to advisors (Note 14ii)	22,698,310	2,127	-	-	-	2,127
Loans assigned by related party (Note 12c)	74,980,319	7,027	3,584	-	-	10,611
Issuance of shares on reverse takeover (Notes 4 and 14ii)	239,085,423	22,282	-	-	-	22,282
Capital contribution in respect of related party loans, net of taxes (Notes 12a and 19)	-	-	393	-	-	393
Loss for the year	-	-	-	-	(14,755)	(14,755)
Other comprehensive income for the year	-	-	-	(67)	-	(67)

BALANCE AS OF DECEMBER 31, 2015	756,599,439	45,779	50,563	(1,015)	(70,335)	24,992

*) represents amount lower than $1

The accompanying notes are an integral part of these consolidated financial statements.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars in thousands)

	Years ended December 31
	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the year	$(14,755)	$(5,672)	$(8,861)

Income and expenses items not involving cash flows
Depreciation and amortization (Notes 9, 10, 16 and 17)	1,140	397	377
Deemed interest on related party loans	830	552	3,388
Share-based payments	2,127	-	-
Listing expense (Note 4)	1,195	-	-
Expenses for accrued severance pay	22	4	11
	5,314	953	3,776

Change in non-cash working capital, net (Note 23)	394	(492)	338

Net cash used in operating activities	(9,047)	(5,211)	(4,747)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, equipment	(549)	(884)	(76)
Purchase of intangible assets from related party	-	-	(578)
Increase (decrease) in short-term deposits	23	(75)	6
Investment grant (Note 20f)	-	-	394

Net cash used in investing activities	(526)	(959)	(254)

CASH FLOWS FROM FINANCING ACTIVITIES

Line of credit	-	(34)	34
Cash acquired on acquisition of Levon Resources Ltd. (Note 4)	21,087	-	-
Loan received from related parties	2,025	6,578	3,982
Loans repaid to related parties (Note 12c)	(1,475)	-	-
Transaction with related parties (Note 12e)	-	-	922

Net cash provided by financing activities	21,637	6,544	4,938

Increase (decrease) in cash and cash equivalents	12,064	374	(63)

Cash and cash equivalents at the beginning of the year	393	2	96

Change in cash accounts held in foreign currency	19	17	(31)

Cash and cash equivalents at the end of the year	$12,476	$393	$2

The accompanying notes are an integral part of these consolidated financial statements.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

1.	NATURE AND CONTINUANCE OF OPERATIONS

SciVac Therapeutics Inc. (formerly Levon Resources Ltd.) (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. Immediately before the Arrangement Agreement discussed below, the Company was in the business of the exploration for and development of exploration and evaluation properties in Mexico. SciVac Ltd. (“SciVac”), a wholly owned subsidiary of the Company is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant third generation hepatitis B vaccine. The Company also has in-licensed an early-stage enzyme-based product designated S-Graft. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, BC V7X 1L3. The Company’s principal office is located at Gad FeinStein Road, POB 580 Rehovot, Israel 7610303.

On July 9, 2015, an Arrangement Agreement was completed whereby Levon Resources Ltd. (“Levon”) acquired 100% of the issued and outstanding securities of SciVac and assumed certain related party loans in exchange for 517,514,016 common shares of Levon (the “Transaction”). SciVac became a wholly owned subsidiary of Levon.

At the closing of the Transaction on July 9, 2015 (the “Effective Time”), all holders of common shares of Levon immediately prior to the Effective Time of the Transaction received, one New Levon common share and one-half of one common share of 1027949 BC Ltd. (“Spinco”) in exchange for each common share of Levon held by them. Other than approximately CAD $27 million in cash retained by the Company, all other assets and liabilities of Levon were transferred or assumed by Spinco.

Pursuant to the closing of the Transaction, the shareholders of SciVac prior to the Transaction obtained 68.4% of the post consolidation common shares of Levon, and consequently, control of Levon. Accordingly, Levon has accounted for the transaction by analogy as a reverse takeover and these consolidated financial statements represent the continuation of SciVac, the legal subsidiary. Levon changed its name to SciVac Therapeutics Inc. As a result of the Transaction, the Company operates the business of SciVac (Note 4).

On October 26, 2015, the Company announced that it has entered into an agreement and plan of merger (the “VBI Agreement”) to acquire VBI Vaccines Inc. (“VBI”). VBI has proprietary vaccine development platforms, a pipeline of preventative and therapeutic vaccine candidates and strong vaccine development expertise.

The boards of directors of both companies have approved the VBI Agreement. The shareholders of the Company approved the VBI Agreement on January 29, 2016 at a special meeting of the shareholders. The transactions are subject to customary closing conditions, including the regulatory approvals and approval of the shareholders of VBI (see Note 5).

The Company has a limited operating history and faces a number of risks, among them: uncertainties regarding demand and market acceptance of the Company’s products, reliance on major customers (see Note 11). The Company anticipates that it will continue to incur significant operating costs and losses in connection with the development of its products.

The Company has an accumulated deficit of $70,335 and $55,580 as of December 31, 2015 and 2014, respectively, and negative cash flows from operating activities of $9,047, $5,211 and $4,747 for the years ended December 31, 2015, 2014 and 2013, respectively. Management believes that the Company will have sufficient resources to carry out its principal activities for the foreseeable future, but will require ongoing funding from equity or debt financing thereafter.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Basis of presentation

These consolidated financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities that are measured at fair value. These consolidated financial statements represent a continuation of SciVac, the legal subsidiary (Note 4), except with respect to the equity structure, and include the accounts of the Company and its wholly owned subsidiaries (Note 2) from the date of acquisition of SciVac.

All figures as to the numbers of common shares, as well as loss per share in these consolidated financial statements, have been retroactively restated to reflect the legal capital of Levon at an exchange ratio of 1 SciVac ordinary share to 2,193.50 common shares of Levon.

Consolidated financial statements

As a result of the reverse takeover described in Note 4, these consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SciVac Ltd, incorporated in Israel and SciVac USA LLC, organized in the United States. Subsidiaries of the Company are consolidated from the date control commences to the date control ceases. All intercompany transactions and balances have been eliminated.

Functional currency, presentation currency and foreign currency

The functional currency of the Company and the presentation currency of the consolidated financial statements is the U.S. dollar. Each of the Company’s subsidiaries determines its own respective functional currency, and this currency is used to separately measure each entity’s financial position and operating results.

When a subsidiary’s functional currency differs from the Company’s functional currency that subsidiary represents a foreign operation whose financial statements are translated into the Company’s functional currency so that they can be included in the consolidated financial statements. Assets and liabilities of foreign operations with a different functional currency from that of the Company are translated at the closing rate at the end of each reporting period. Profit or loss items are translated at average exchange rates for all the relevant periods. All resulting translation differences are recognized as a component of other comprehensive income (loss).

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 22, 2016.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

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

Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of loss and comprehensive loss.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of, but not limited to, the following: the expected usage of the asset by the Company, typical product life cycles for similar assets, changes in market demand for the asset’s associated products, technical or technological obsolescence, expected actions by competitors or potential competitors, the Company’s ability and intention to maintain the asset in good standing, the period of control of the asset or changes thereto, and any relevant expiry dates for the asset. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Intangible assets – impairment

The application of the Company’s accounting policy for intangible asset expenditures requires judgment in determining whether it is likely that the future economic benefits will flow to the Company, which are based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off to profit or loss in the period the new information becomes available.

The determination of the Company and its subsidiaries’ functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Going concern assumption

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results from operations and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the revision affects both current and future periods.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks, and other short-term, highly liquid investments that are readily convertible into cash with original maturities, when purchased, of less than three months.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

b)	Inventory

Inventory components include all raw materials, work-in-progress and finished goods. Cost is determined on a first-in, first-out basis.

Inventory is valued at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. On an annual basis, the Company evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

c)	Allowance for doubtful accounts

The Company provides a specific allowance for doubtful debts, which in management’s opinion adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable. Doubtful debts, which according to Company’s management assessment are unlikely to be collected, are written-off from the Company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivables balance, an evaluation of the security received from them and past experience. Allowance for doubtful accounts as of December 31, 2015 and 2014 was nominal.

d)	Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment.

The assets are depreciated by the straight-line method, over the estimated useful lives of the related assets as follows.

Number of years
Furniture and office equipment	7-10
Machinery and equipment	3-10
Computers	3-5
Leasehold improvements	6-10

e)	Impairment of non-current assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs to sell is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

f)	Intangible assets

Licenses and intellectual property:

The Company’s intangible assets include license agreements with finite lives. Licenses obtained are recorded at cost less accumulated amortization and any impairment losses.

Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses. For the years presented, the Company has not capitalized any development expenditure.

Amortization:

Amortization is calculated over the cost of the asset less its residual value. The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Licenses	10 years
Intellectual property	7 years

g)	Revenue recognition

Revenue is recognized when all the following conditions are satisfied:

●	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

●	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

●	The amount of revenue can be measured reliably;

●	It is probable that the economic benefits associated with the transaction will flow to the Company; and

●	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

The Company recognizes revenue from product sales when goods are shipped and title and risk of loss are transferred to its customers and the Company no longer retains continuing managerial involvement.

Milestone payments related to arrangements to provide research and development services for which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item by the Company; the milestone relates solely to past performance; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone.

h)	Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as a deduction from the related asset in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

i)	Employee benefits

Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

j)	Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For the defined benefit retirement plan, the cost of providing benefits is determined using the projected unit credit method, with an actuarial valuation being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected in a capital reserve and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorised as follows:

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

●	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

●	net interest expense or income; and

●	remeasurement.

The Company presents the first two components of defined benefit costs in profit or loss. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plan.

k)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

l)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Financial assets

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Fair value hierarchy

Financial instrument disclosures establish a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company primarily applies the market approach for recurring fair value measurements. This section describes three input levels that may be used to measure fair value:

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis. The Company does not have any financial instruments in this category.

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

m)	Earnings (loss) per share

Basic profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding during the period. Diluted profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding and the impact of all dilutive potential shares. There is no dilutive effect on the earnings per share for all periods presented.

n)	Operating lease

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

o)	Share-based payment arrangements

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the services.

p)	Contingencies

From time to time, the Company may be involved in certain claims and litigation arising out of the ordinary course and conduct of business. Management assesses such claims and, if considered likely to result in a loss and when the amount of the loss is quantifiable, provisions for loss are made based on management’s assessment of the most likely outcome. The Company does not provide for claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

q)	New accounting standards issued but not yet effective

A number of new standards and amendments to standards and interpretations are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments (2014)

In July 2014, the IASB issued the final and complete version of IFRS 9 Financial Instruments, which replaces International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 mainly focuses on the classification and measurement of financial assets and financial liabilities and it applies to all assets and liabilities in the scope of IAS 39.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company has yet to determine if the implementation of IFRS 9 will result in a significant impact on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Retrospective application of this standard is effective for annual periods beginning on January 1, 2018, with earlier application permitted. The Company has yet to determine if the implementation of IFRS 15 will result in a significant impact on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaces the existing leasing standard IAS 17 Leases and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low value items. The accounting treatment for lessors remains the same, which requires classification of a lease as either a finance or operating lease. IFRS 16 is effective for annual periods beginning of January 1, 2019, with earlier application permitted. Company has yet to determine if the implementation of IFRS 16 will result in a significant impact on its consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 Property, Plant and Equipment prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 Intangible Assets introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a)	When the intangible asset is expressed as a measure of revenue; or

b)	When it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently, the Company uses the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets, respectively. The Company believe that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the Company does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the consolidated financial statements.

4.	REVERSE TAKEOVER TRANSACTION

On July 9, 2015, Levon acquired 100% of the 201,747 issued and outstanding ordinary shares of SciVac and related party loans in exchange for 517,514,016 common shares issued by Levon.

The resulting post-reverse acquisition issued and outstanding common shares amounted to 756,599,439:

(i) Levon shareholders held 239,085,423 common shares; and

(ii) SciVac shareholders held 517,514,016 common shares.

As a result of this share issuance, the shareholders of SciVac prior to the Transaction obtained 68.4% of the post-consolidation common shares of Levon, and consequently, control of Levon. In accordance with IFRS 3 Business Combinations, SciVac was deemed to be the accounting acquirer, and Levon the accounting acquiree. However, at the time of the Transaction, Levon’s assets consisted primarily of cash, and it did not have any processes capable of generating outputs; therefore, Levon did not meet the definition of a business.

Accordingly, as Levon did not qualify as a business in accordance with IFRS 3, the Transaction did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, SciVac the legal subsidiary, has been treated as the accounting parent company, and Levon, the legal parent, has been treated as the accounting subsidiary in these consolidated financial statements. As SciVac was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since incorporation are included in these consolidated financial statements at their historical carrying values. Levon’s results of operations have been included from July 9, 2015, the date of the completion of the Transaction.

These consolidated financial statements have been prepared on the basis that the Transaction constituted the issuance of shares by SciVac as consideration for Levon’s net assets in accordance with IFRS 2 Share-based Payment, followed by a recapitalization of SciVac. As a result, the Transaction was accounted for by SciVac as the issuance of its shares at fair value for the net assets of Levon and a listing expense, which reflects the difference between the fair value of the SciVac common shares deemed to have been issued to Levon’s shareholders and Levon’s net assets acquired. In accordance with IFRS 2, the excess of the fair value of the deemed shares issued over the net assets acquired is recognized in the consolidated statements of loss and comprehensive loss as a listing expense. The fair value of the 201,747 issued and outstanding ordinary shares of SciVac prior to the Transaction was estimated to be $48,500 based on an independent fair value assessment.

For the purposes of accounting for the reverse takeover, the percentage of ownership of the pre-Transaction shareholders of Levon in the combined entity upon the completion of the Transaction was determined to be 31.6% (which represents 239,085,423 common shares out of total 756,599,439 common shares of Levon outstanding upon closing of the Transaction).

All figures as to the numbers of common shares, as well as loss per share in these consolidated financial statements, have been retroactively restated to reflect the legal capital of Levon at an exchange ratio of 1 SciVac ordinary share to 2,193.50 common shares of Levon. The number of SciVac ordinary shares at December 31, 2014, has been restated from 1,242 to 272,432,367 following a share split of SciVac’s shares on a 100 new ordinary shares for 1 old ordinary share at the exchange ratio of 2,193.50 to 1.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

As a result, the fair value of the consideration received by pre-Transaction shareholders of Levon amounts to $22,282, net of share issuance costs.

The excess of the fair value of the consideration received by the pre-Transaction shareholders of Levon over the fair value of the identifiable net assets of Levon on the closing date of the Transaction was calculated as follows:

Consideration – common shares	$22,282

Identifiable net assets of Levon acquired by Scivac:
Cash	21,087
Reverse takeover listing expenses	$1,195

Additional listing expenses	$158

Total listing expenses	$1,353

The consideration and allocation to the identifiable net assets of Levon at the date of Transaction initially represented management’s best estimates and assumptions after taking into account all available information. During the quarter ended December 31, 2015, certain costs incurred amounted to $485 were deemed to represent costs of the Transaction and not costs incurred for the issuance of common share consideration, and accordingly, were reallocated to net loss.

5.	SUBSEQUENT MERGER AGREEMENT

Subsequent to December 31, 2015, and pursuant to the VBI Agreement, a newly-formed wholly owned subsidiary of the Company will merge with VBI (the “Merger”), with VBI surviving the Merger as a wholly owned subsidiary of the Company, and the Company will change its name to VBI Vaccines Inc. At the closing of the Merger, each share of VBI common stock will be converted into the right to receive 20.808356 common shares of the Company (the “Exchange Ratio”). In aggregate, VBI stockholders will receive approximately 541,573,712 common shares of the Company, representing approximately 42% of the issued and outstanding shares and voting power of the combined company after giving effect to the Merger. Holders of options and warrants to purchase VBI common stock will receive options and warrants to purchase common shares of the Company in exchange for their VBI options and warrants, as adjusted based on the Exchange Ratio but otherwise on the same terms and conditions as in the original VBI options and warrants. In total, upon consummation of the Merger, holders of VBI’s securities will receive shares, options and warrants of the Company representing approximately 46% of the fully diluted outstanding shares of the Company. The percentage ownerships described above are before giving effect to any concurrent financing transaction and issuance of equity incentive awards under a new equity incentive plan to be adopted at the closing of the Merger.

The boards of directors of both companies have approved the VBI Agreement. The shareholders of the Company approved the VBI Agreement on January 29, 1016 at a special meeting of the shareholders. The Merger is subject to customary closing conditions, including the regulatory approvals and approval of the shareholders of VBI. For a detailed estimated financial effect, refer to the Company’s Management Information Circular dated December 23, 2015.

6.	INVENTORY

	2015	2014

Raw materials	$965	$1,137
Work-in-process	347	632
Finished goods	4	62
	$1,316	$1,831

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Included in cost of revenues is $1,546, $1,422 and $1,107 for the years ended December 31, 2015, 2014, and 2013, respectively, of direct material costs recognized as expense.

During the year ended December 31, 2015, as a precaution and in conjunction with collaboration with the Israeli Ministry of Health, the Company recalled certain batches of its Sci-B-VacTM product. Included in cost of revenues is $113 relating to the write-down of the inventory.

7.	OTHER CURRENT ASSETS

	2015	2014

Prepaid expenses	$290	$37
Short-term deposits	104	126
Government authorities	102	54
Other current assets	76	37
Tax settlement receivable (Note 19)	65	226
	$637	$480

8.	OTHER CURRENT LIABILITIES

	2015	2014

Accrued expenses	$541	$354
Employees and payroll accruals	397	312
Government authorities (Note 20)	-	264
	$938	$930

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

9.	PROPERTY AND EQUIPMENT

	Furniture and office equipment	Machinery and equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
2015
Cost:
Balance as of January 1, 2015	41	752	70	1,751	2,614
Additions	8	360	87	94	549
Disposals	(4)	(13)	(41)	-	(58)
Balance as of December 31, 2015	45	1,099	116	1,845	3,105

Accumulated depreciation:
Balance as of January 1, 2015	(7)	(148)	(29)	(585)	(769)
Depreciation current year	(4)	(121)	(34)	(270)	(429)
Disposals	4	13	41	-	58
Balance as of December 31, 2015	(7)	(256)	(22)	(855)	(1,140)

Net balance as of December 31, 2015	38	843	94	990	1,965
Currency translation adjustments					(215)
Net balance after translation adjustments					1,750

2014
Cost:
Balance as of January 1, 2014	33	229	39	1,395	1,696
Additions	8	523	31	356	918
Balance as of December 31, 2014	41	752	70	1,751	2,614

Accumulated depreciation:
Balance as of January 1, 2014	(4)	(87)	(12)	(337)	(440)
Depreciation current year	(3)	(61)	(18)	(248)	(330)
Balance as of December 31, 2014	(7)	(148)	(30)	(585)	(770)

Net balance as of December 31, 2014	34	604	40	1,166	1,844
Currency translation adjustments					(119)
Net balance after translation adjustments					1,725

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 amounted to $278, $216 and $226, respectively, and is included in cost of revenues

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

10.	INTANGIBLE ASSETS

	License- CLS (Note 14)	License-Ferring (Note 20)	Intellectual property	Total
	$	$	$	$
2015
Cost:
Balance as of January 1, 2015	-	578	91	669
Additions	13,814	-	-	13,814
Balance as of December 31, 2015	13,814	578	91	14,483

Accumulated amortization:
Balance as of January 1, 2015	-	(128)	(76)	(204)
Amortization current year	(647)	(58)	(6)	(711)
Balance as of December 31, 2015	(647)	(186)	(82)	(915)

Net balance as of December 31, 2015	13,167	392	9	13,568
Currency translation adjustments				(385)
Net balance after translation adjustments				13,183

2014
Cost:
Balance as of January 1, 2014	-	578	91	669
Additions	-	-	-	-
Balance as of December 31, 2014	-	578	91	669

Accumulated amortization:
Balance as of January 1, 2014	-	(70)	(70)	(140)
Amortization current year	-	(58)	(6)	(64)
Balance as of December 31, 2014	-	(128)	(76)	(204)

Net balance as of December 31, 2014	-	450	15	465
Currency translation adjustments				(11)
Net balance after translation adjustments				454

11.	SEGMENTED INFORMATION

Management evaluates the Company at the corporate level and operating results are reported to the Chief Executive Officer (“CEO”) on an aggregate basis rather than by type of activity. Management believes this basis of reporting is the most informative representation of how the business of the Company is organized and managed.

Revenues by geographic areas

	2015	2014	2013
Israel	$534	$1,418	$876
Estonia	413	1,445	738
Other	8	5	47
	$955	$2,868	$1,661

All of the Company’s long-lived assets are located in Israel.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Major customers

Revenue from major customers, each of whom amounts to 10% or more, of total revenues:

	2015	2014	2013
Customer 1 (related party)	30%	-	30%
Customer 2	20%	11%	16%
Customer 3 (related party)	15%	-	-
Customer 4 (related party)	13%	50%	14%
Customer 5	10%	29%	25%

12.	RELATED PARTY TRANSACTIONS

Balances with related parties

	2015	2014

Loans	$-	$9,265
Capital notes	-	514
Short-term deferred revenue	1,583	1,704
Long-term deferred revenue	1,578	1,826
	$3,161	$13,309

Related party details

a)	Loans

Total
Carrying amount, December 31, 2013	$4,035
Proceeds from loans payable	5,578
Fair value calculation	(1,437)
Foreign exchange	191
Interest expense	898
Carrying amount, December 31, 2014	9,265
Proceeds from loans payable	2,025
Fair value calculation	(524)
Foreign exchange	(349)
Interest expense	1,128
Repayment	(1,488)
Conversion of loans payable as a result of the completion of the Transaction (Note 12c)	(10,057)
Carrying amount, December 31, 2015	$-

During the years ended December 31, 2015 and 2014, the Company received loans from its shareholders and their affiliates in the amount of approximately $2,025 and $5,578, respectively. Loans either bear no interest or bear interest at rates of 3%, 4.5% or 10% per annum. The loans are repayable within one year from date of receipt but are automatically extended for an additional year unless otherwise agreed between the parties. The Company calculated the fair value of these loans in the amount of $1,501 and $4,141, respectively, using an effective interest rate of approximately 15%. The differences between the principal amount of the loan and their fair value in the amount of $524 and $1,437, respectively, to be expensed over the term of the loan, were recorded as an increase in equity, net of income taxes.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

b)	Capital notes

Total
Carrying amount, December 31, 2013	$23,972
Conversion of capital notes to contributed surplus	(23,972)
Proceeds from capital notes	1,000
Portion recorded to share capital	(529)
Interest expense	43
Carrying amount, December 31, 2014	514
Interest expense	40
Conversion of capital notes as a result of the completion of the Transaction (Note 12c)	(554)
Carrying amount, December 31, 2015	$-

On January 1, 2014 capital notes held by FDS Pharma LLP (“FDS”) and OPKO Health Inc. (“OPKO”), both shareholders of the Company, in the total amount of $2,414 and NIS 119,958 thousands (carrying amount of $23,972) were converted into contributed surplus.

On June 19, 2014, SciVac entered into a Share Purchase and Loan Agreement with HS Contrarian Investments, LLC (“Contrarian”) and Greenstone Capital, LLC (“Greenstone”), pursuant to which each of Contrarian and Greenstone purchased 28,515,465 common shares of SciVac and received a capital note in the amount of $500 each bearing no interest. Of the consideration received, $471 was allocated to capital notes using an effective rate of approximately 15%. The balance of $529 was credited to share capital. These capital notes were assigned to the Company as part of the Transaction in exchange for common shares of the Company.

The outstanding capital notes were assigned to Levon (Note 4).

c)	On July 9, 2015, the Transaction as contemplated under the Arrangement Agreement was consummated. As part of this transaction, except for the following loans remitted by OPKO all related party loans and capital notes plus the accrued interest thereon were assigned from SciVac to Levon. The fair value of the loans assigned to Levon in the amount of $10,611 was accounted as being eliminated through the issuance of 74,980,319 common shares with a fair value of $7,027. The remaining difference of $3,584 was accounted as a credit to contributed surplus. The following loans were not assigned: $400, $450, $425 and $200 remitted on March 24, 2015, April 30, 2015, May 21, 2015 and June 29, 2015, respectively. These loans were repaid in September 2015. The fair value of repaid loans was $1,127. The loss from the early repayment of $361 was recorded as an expense.

d)	Deferred revenue

On April 26, 2013, SciVac entered into a Development and Manufacturing Agreement with Xenetic Biosciences plc, a public company organized under the laws of England with common key management, Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of OAO Pharmsynthez (“Pharmsynthez”), a shareholder of SciVac, pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form for an aggregate amount of $4,279. The original term of the Agreement was for a period of one year commencing April 26, 2013, but pursuant to the terms of the agreement, the term automatically renews thereafter for successive additional one-year periods, unless the parties fail to agree on the terms applicable to any renewal term and either party provides at least 30 days prior written notice of non-renewal to the other. The parties are currently negotiating an amendment to the project plan, which includes, inter alia, adjusting milestone delivery dates. As at December 31, 2015 and 2014, $909 and $1,704, respectively, were recorded as short-term deferred revenue and $1,583 and $909, respectively, were recorded as long- term deferred revenue. During the years ended December 31, 2015 and 2014, $128 and $1,404, respectively, were recognized as contract research and development revenue on completion of the milestones.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

On December 10, 2015, the Company entered into a Settlement Agreement and three separate Termination Agreements (which formed appendices thereto) with Pharmsynthez, to put into order the outstanding agreements and understandings between the parties. Further to this Settlement Agreement, the following agreements remain in force (in addition to the Termination Agreements):

i.	On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically continue at the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. Further to the abovementioned Settlement Agreement, the aggregate amount of $468 already remitted to SciVac by Pharmsynthez is to be credited against future orders of products by Pharmsynthez in accordance with the terms and conditions of the Distribution Agreements. The deposit has been classified as long-term deferred revenue in 2015 and 2014. During the years ended December 31, 2015 and 2014, no revenue was recognized as contract research and development revenue on completion of the milestones.

ii.	SciVac entered into a material transfer agreement with OJSC Pharmsynthez and Ferring International Center S.A. (“Ferring”), dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase I material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

e)	Pursuant to an agreement in June 2012 between the Company, FDS, OPKO, SciGen Singapore and related entities the Company recognized $922 net financing.

f)	Revenues

SciVac entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), a subsidiary of OPKO, dated as of March 15, 2015, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio for a term of three years. Payment terms under this agreement are determined in accordance with invoices sent by SciVac to OPKO Bio for services rendered. OPKO Bio may terminate this agreement at any time by providing 60 days prior written notice to SciVac.

g)	Key management compensation

Key management includes directors, the CEO and the Chief Financial Officer (“CFO”), who have the authority and responsibility for the planning, directing and controlling the activities of the Company. The compensation paid to these key management personnel for the years ended December 31, 2015, 2014 and 2013 are outlined below:

	2015	2014	2013
CEO	$178	$28	$-
CFO	133	28	-
Chief Operations Officer, former CEO	-	131	126
Former CFO	-	66	65
	$311	$253	$191

As Payments to key management are included in the following expenses for the years ended December 31, 2015, 2014 and 2013, respectively:

●	General, administrative and selling - $203, $203 and $291.

●	Share-based payments - $54, $nil and $nil.

The Company did not pay any termination benefits to its key management. As at December 31, 2015, 2014 and 2013, trade accounts payable included $nil, $15 and $nil, respectively, related to CEO and CFO compensation.

13.	EMPLOYEE BENEFITS

Defined contribution plan

The Company operates a defined contribution retirement benefit plan for all qualifying employees in accordance with Israeli law. The assets of the plan are held separately from those of the Company in funds under the control of trustees.

The total expense recognized in profit or loss of $95, $88 and $111 for the years ended December 31, 2015, 2014 and 2013, respectively, represents contributions payable to these plans by the Company at rates specified in the rules of the plan.

Defined benefit plan

Israel’s labor laws and the Law “severance pay, 1963” (“the law”), require the Company to pay severance pay to employees during dismissal, disability and retirement. Legal retirement age now stands at 64 for women and 67 for men. Thus, under the plan, an employee who was employed by the Company for at least one year (and in the circumstances defined by the law) and was fired by the Company after the said period is entitled to severance pay. The rate of compensation listed in the law is the employee’s final salary for each year of employment.

Under the program, the Company is obligated for depositing amounts at the rate fixed by law (since January 1, 2008), to ensure the accrual of such a severance pay due to the employee as above. As was defined in extension order (consolidated version) for pension obligation under the Collective Agreements Act 1957, in the reporting period the Company’s provisions for compensation rate is 8.33%, which will be deposited in a pension fund/insurance severance fund.

The plans typically expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk. No other post-retirement benefits are provided to these employees.

The most recent actuarial valuation of the plan assets and the present value of the defined benefit obligation were carried out at December 31, 2015 by an external actuary. The present value of the defined benefit obligation, and the related current service cost, were measured using the projected unit credit method.

The amount included in the consolidated statements of financial position arising from the Company’s obligation in respect of its defined benefit plan is as follows:

	December 31,
	2015	2014
Present value of funded defined benefit obligation	$384	$348
Fair value of plan assets	(332)	(318)
Funded status	52	30

Net liability arising from defined benefit obligation	$52	$30

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

14.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

All figures as to the numbers of common shares have been retroactively restated to reflect the legal capital of Levon at the exchange ratio of 1 SciVac ordinary share to 2,193.50 common shares of Levon.

i.	On April 20, 2015, SciVac entered into a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which CLS has granted to SciVac, effective as of the completion of the Arrangement on July 9, 2015, (Note 4) an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications (collectively, the “Licensed Technology”). Pursuant to the CLS License Agreement, SciVac agreed to issue to CLS 147,403,020 common shares of Levon. The fair value of the intangible asset was recognized as $13,814.

ii.	On July 8, 2015, the Company issued 22,698,310 common shares of Levon to various advisors for services provided to the Company’s shareholders in connection with the Arrangement Agreement. The fair value of the expense was recognized as $2,127.

15.	OTHER COMPREHENSIVE INCOME

	Translation Reserves	Defined Benefit Reserves	Total OCI Reserves
Balance as of January 1, 2013	$(155)	$8	$(147)
Remeasurement of defined benefit obligation	-	3	3
Exchange differences from translating the consolidated financial statements to presentation currency	(1,825)	-	(1,825)
Balance as of December 31, 2013	(1,980)	11	(1,969)
Remeasurement of defined benefit obligation	-	4	4
Exchange differences from translating the consolidated financial statements to presentation currency	1,017	-	1,017
Balance as of December 31, 2014	(963)	15	(948)
Remeasurement of defined benefit obligation	-	(19)	(19)
Exchange differences from translating the consolidated financial statements to presentation currency	(48)	-	(48)
Balance as of December 31, 2015	$(1,011)	$(4)	$(1,015)

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

16.	COST OF REVENUES

	2015	2014	2013
Salaries and related benefits	$1,010	$1,144	$1,561
Raw materials	1,434	1,423	1,107
Inventory write-off - recall	113	-	-
Depreciation and amortization	278	216	226
Electricity and maintenance	314	323	467
Other	606	593	625
Total	$3,755	$3,699	$3,986

17.	GENERAL, ADMINSTRIVE AND SELLING

	2015	2014	2013
Legal	$1,662	$456	$153
Salaries and related benefits	1,382	923	827
Depreciation and amortization	862	181	151
Consultancy	620	409	741
Investor relationship	138	-	-
Electricity	132	190	167
Insurance	99	81	91
Rental	83	103	79
Regulation and registration	79	99	207
Other	361	286	436
Total	$5,418	$2,728	$2,852

18.	FINANCIAL EXPENSES (INCOME), NET

	2015	2014	2013
Financial expenses:
Deemed interest on related party loan	$830	$552	$3,387
Interest on related party loan	298	389	167
Other financial expenses	21	50	41
Foreign exchange differences	1,463	1,607	-
	2,612	2,598	3,595
Financial income:
Interest income	(44)	-	-
Foreign exchange differences	-	-	(348)
	(44)	-	(348)

Financial expenses, net	$2,568	$2,598	$3,247

19.	INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26% (2014 - 26%: 2013 - 25%) to income tax benefit for the years ended December 31 is as follows:

	2015	2014	2013

Loss before income taxes	$14,884	$6,791	$9,037
Statutory tax rate	26%	26%	25%
Tax benefit computed at the statutory tax rate	$3,870	$1,766	$2,259

Change in timing differences	(634)	-	-
Effect of change in tax rates	24	-	-
Reversal of a provision in respect of prior year’s tax positions	2	760	-
Unused tax losses and tax offsets not recognized	(3,133)	(1,407)	(2,083)

Income tax benefit	$129	$1,119	$176

Taxes recognized directly in equity:

	As of December 31,
	2015	2014	2013

Contributions from shareholders recognized in fair value	$131	$359	$176

Tax benefit (expenses) recognized in profit or loss

	As of December 31,
	2015	2014	2013

Tax losses carryforward	$131	$359	$176
Income (expense) from reversal of a provision in respect of prior years, tax positions.	(2)	760	-
Total	$129	$1,119	$176

The income tax benefit recorded in profit and loss for the years 2015, 2014 and 2013 in the amounts of $131, $359, and $176, respectively, arise from the recognition of deferred tax assets in respect of carryforward losses against deferred tax liabilities recorded for temporary taxable differences, in respect of related party loans that were recorded directly in equity.

In addition, in 2014 the Company recognized a tax benefit of $760 due to a reversal of a provision in respect of prior years, tax positions (see above).

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014

Deferred tax assets
Non-capital losses	$158	$4,935

Deferred tax liabilities
Property and equipment	(158)	-
Contribution from shareholders recognized at fair value	-	(4,935)
Net deferred income tax liabilities	$-	$-

At December 31, 2015 and 2014, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2015	2014
Non-capital loss carry-forwards	$22,820	$11,001
Share issuance costs	19	-
Other	194	-
Unrecognized deductible temporary differences	$23,033	$11,001

At December 31, 2015, the Company had non-capital losses aggregating approximately $17,019. The non-capital losses are available to reduce taxable income of future years expire as follows:

	Canada	Israel	USA	Total

2034	-	-	59	59
2035	1,376	-	261	1,637
Indefinite	-	21,124	-	21,124
Non-capital losses	1,376	21,124	320	22,820

Further details

On July 30, 2013, the Israeli Knesset approved the third reading of “The Arrangements” Law (hereinafter: “the Tax Law”).

The principal point of the Taxation Chapter of the Tax Law in respect of the Company’s business is the increase of the corporate tax rate, starting in 2014, to a rate of 26.5% (an increase of 1.5%).

At the beginning of January, 2016, there was an amendment to the Tax Law , reducing the tax rate from 26.5% to 25%. The reduction is effective as of January 1, 2016.

Tax assessments

As of December 31, 2014 the Company signed an Income Tax Assessments Agreement for 2008-2012, with the Israeli Tax Authorities (the “Assessment Agreement”) regarding the assessments for 2008-2012. As a result of the assessment the Company recorded liability of NIS 1,026 thousands ($264). The additional tax arising from this agreement shall be paid in 12 equal instalments with interest (4%).

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

On December 31, 2014, the Company entered into a settlement agreement with FDS and SciGen Singapore (the “Settlement Agreement”) related to SciGen Singapore liability under the Share Purchase Agreement of November 10, 2011 by and between SciGen Singapore and FDS. Under the terms of this settlement agreement, SciGen Singapore would cover the cost of the income tax assessed on the Company under the Assessment Agreement in the principal amount of $255 plus linkage and interest as well as half the out of pocket expenses incurred by the Company in connection with the tax assessment in the amount of $16. The receivable has been recorded as a contribution to equity in the amount of $280. SciGen Singapore shall be entitled to deduct outstanding royalties owed to it by the Company, which as of the date of the Settlement Agreement was $54 as well as any future royalties that the Company is required to remit, until payment in full of the above-mentioned amounts.

The Company has completed all the payments of Assessment Agreement during 2015.

Foreign tax rates

Taxable income of the Company’s wholly owned subsidiaries, SciVac Ltd. and SciVac USA, LLC were subject to tax at the estimated rates of 26.5% and 35% in 2015, respectively.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

a)	Under a rental agreement for the Company’s manufacturing site in Rehovot, Israel, the Company is committed to pay $121 per year as rental costs until January 2017. The annual cost was approximately $250 and the expense was allocated between cost of revenues, general and administrative services (“G&A”) and research and development. The rental cost is linked to the Israeli consumer price index (“CPI”) and was increased by 5% at January 2013. Per the terms of the rental agreements, the Company is obligated to obtain bank guarantees equal to six months’ payments. The G&A expense recorded for this lease was $83, $103 and $79 for the years ended December 31, 2015, 2014 and 2013, respectively.

b)	Subsequently, on February 24, 2016 the Company renewed the rental agreement for Rehovot, Israel. The term is for five years beginning February 1, 2017 and ending January 31, 2022. The renewed lease includes a five-year option to extend until January 31, 2027 with an increase of 10%. The amount of the lease is approximately $24 per month and linked to the CPI.

The minimum annual lease commitments relating to this premise during the next five years are:

2016	$222
2017	283
2018	288
2019	288
2020	288
$1,369

c)	The Company’s flagship product, Sci-B-Vac™, is a recombinant third generation hepatitis B vaccine whose sales and territories are governed by the Ferring License Agreement. Under the License Agreement (Note 12), the Company is committed to pay Ferring royalties equal to 7% of Net Sales (as defined therein). The expenses were recorded in cost of revenues in the amount of $21, $76 and $42 for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, the Company is committed to pay 30% of any and all non-royalty consideration, in any form, received by Company from such Sub-Licensee (other than consideration based on Net Sales for which a royalty is due under the License Agreement), provided that the payment of 30% shall not apply to a grant of rights in or relating to: (i) the Territory as such term was defined prior to the Amendment dated January 24, 2005; or (ii) the Berna Territory (as defined in the License Agreement).

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

The Company is to pay Ferring the above-mentioned royalties on a country by country basis until the date which is ten (10) years after the date of commencement of the first Royalty Year in respect of such country (“License Period”). Upon expiry of the full term of the first License Period having commenced, the Company shall have the option to extend the License Agreement in respect of all the countries that still make up the Territory (as defined in the License Agreement) (as from the respective date of expiry) for an additional seven (7) years by payment to Ferring of a one-time lump sum payment of $100. Royalties will continue to be payable for the duration of the extended License Periods. When the license has been in effect for, and elapsed after, a seventeen (17) year License Period with respect to a country in the Territory, the Company shall thereafter have a royalty-free license to market (as defined in the License Agreement) in such country and when all the License Periods have expired in each country in the Territory, a royalty-free license to manufacture the product in India and the PRC.

d)	Under an Assignment and Assumption Agreement, the Company is required to pay of royalties to SciGen Singapore equal to 5% of Net Sales. The expenses were recorded in cost of sales in the amount of $15, $74 and $30 for the years ended December 31, 2015, 2014 and 2013, respectively.

e)	On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”). The Motion and underlying claim was filed in response to a recall of certain batches of the Company’s Sci-B-VacTM product, which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health. The Company has provided notice of the Motion to its insurance broker and they have retained counsel on behalf of the Company. A pre-trial hearing, which was scheduled for March 10, 2016, has been postponed to June 28, 2016. At this time the outcome of the Motion cannot be determined and no liability has been recorded.

f)	In 2013, the Company received $394 grant from the Office of the Chief Scientist of Israel to purchase equipment for research and development.

21.	FINANCIAL INSTRUMENTS

Financial instruments comprise cash and cash equivalents, trade accounts receivable, trade accounts payable and debt. At initial recognition management has classified financial assets and liabilities as follows. The Company has classified its cash and cash equivalents as FVTPL; trade accounts receivable as loans and receivables; and trade accounts payable, liabilities for severance pay and debt as other liabilities. The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

a)	Fair value

Cash and cash equivalents, short-term investments and trade accounts receivables are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

The fair value of accounts payable may be less than its carrying value due to liquidity risk.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company manages credit risk in respect of cash and cash equivalents, by maintaining the majority of cash and cash equivalents at high credit rated Canadian, U.S. and Israeli financial institutions. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2015	2014

Cash and cash equivalents held at major financial institutions:
Canada	$11,979	$-
U.S.	29	55
Israel	468	338

Total (as presented in the Financial Position)	$12,476	$393

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has sufficient current assets to meet short-term business requirements. At December 31, 2015 and 2014, the Company had current liabilities of $2,929 and $3,079, respectively. Trade accounts payable are subject to normal trade terms.

d)	Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates. The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

As of December 31, 2015, cash held in savings accounts and term deposits was $12.5 million. The interest rates range from 0.0% to 0.5%.

e)	Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The Company is exposed to interest rate risk and foreign currency risk.

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

f)	Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies. Consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated net monetary assets at the end of the reporting period are as follows:

	Net monetary assets/liability
	December 31, 2015	December 31, 2014
U.S. dollar	(2,779)	(8,457)
Canadian dollar	12,202	-

For the year ended December 31, 2015, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in the Canadian dollar by 4% and the U.S. dollar by 20% will not have a material effect on the Company’s business, financial condition and results of operations.

The Company has not entered into any foreign currency contracts to mitigate this risk.

22.	CAPITAL MANAGEMENT

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, corporate, administration and marketing expenses, working capital and overall capital expenditures. The Company makes every attempt to manage its liquidity to minimize shareholder dilution whenever possible.

The Company defines capital as shareholders’ equity and debt. No quantitative targets or benchmarks are used in managing capital. Since inception, the Company has primarily financed its liquidity through private placements and debt with related parties. The Company has also met its liquidity needs through revenue from sales of products and contract research activity. To meet future requirements, the Company intends to raise cash or improve liquidity through some or all of the following: public or private equity or debt financings.

The Company is not subject to any externally imposed capital requirements. There have been no changes to the Company’s objectives and what it manages as capital during the year ended December 31, 2015.

23.	CASH FLOW INFORMATION

	2015	2014	2013
Change in non-cash working capital

Decrease in trade account receivable	$490	$24	$29
Decrease (increase) in inventory	512	(299)	(548)
Decrease (increase) in other current assets	(181)	(81)	97
Decrease (increase) in other long-term assets	-	(6)	1
Increase (decrease) in related parties	219	1,193	(357)
Decrease in trade account payable	(119)	(650)	(74)
Increase (decrease) in other current liabilities	(170)	883	1,190
Decrease in deferred revenues	(357)	(1,556)	-

Change in non-cash working capital, net	$394	$(492)	$338

SciVac Therapeutics Inc.

(formerly Levon Resources Ltd.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in U.S. dollars in thousands)

Non-cash transactions

i)	Capital contribution in respect of related party loans (net of income taxes) in the amount of $393 and $1,078 for the years ended December 31, 2015 and 2014, respectively.

ii)	The Company purchased an Intangible Asset (CLS Licence) in exchange for an issuance of shares in the amount of $ 13,814 (Note 14i).

iii)	Assignment of notes issued by SciVac to the Company in an amount of $10,611. These notes were derecognized from the consolidated financial statements (Note 12c).

iv)	Capital notes in the amount of $23,972 were converted into contributed surplus during the year ended December 31, 2014.

v)	As part of a settlement agreement with FDS and Scigen Singapore, the Company recognized a receivable in the amount of $280 as a contribution to equity during the year ended December 31, 2014.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Articles, filed as Exhibit 3.1 to SciVac’s registration statement on Form F-4, filed with the SEC on December 23, 2015 and incorporated herein by reference.

1.2	Notice of Articles, filed as Exhibit 3.2 to Amendment No. 1 to SciVac’s registration statement on Form F-4, filed with the SEC on February 5, 2016 and incorporated herein by reference.

1.3	Form of Notice of Alteration, filed as Exhibit 3.3 to Amendment No. 1 to SciVac’s registration statement on Form F-4, filed with the SEC on February 5, 2016 and incorporated herein by reference.

3.1	Form of SciVac Voting and Support Agreement, filed as Exhibit 10.1 to SciVac’s registration statement on Form F-4, filed with the SEC on December 23, 2015 and incorporated herein by reference.

3.2	Voting and Support Agreement, dated as of October 26, 2015, by and among SciVac Therapeutics Inc., Seniccav Acquisition Corporation and ARCH Venture Fund VI, L.P., filed as Exhibit 10.5 to Amendment No. 1 to SciVac’s registration statement on Form F-4, filed with the SEC on February 5, 2016 and incorporated herein by reference.

3.3	Voting and Support Agreement, dated as of October 26, 2015, by and among SciVac Therapeutics Inc., Seniccav Acquisition Corporation and Clarus Lifesciences I, L.P., filed as Exhibit 10.6 to Amendment No. 1 to SciVac’s registration statement on Form F-4, filed with the SEC on February 5, 2016 and incorporated herein by reference.

4.1	Agreement and Plan of Merger, dated as of October 26, 2015 (attached as Annex A to SciVac’s registration statement on Form F-4, filed with the SEC on December 23, 2015 and incorporated herein by reference).

4.2	First Amendment to Agreement and Plan of Merger, dated as of December 17, 2015 (attached as Annex A to SciVac’s registration statement on Form F-4, filed with the SEC on December 23, 2015 and incorporated herein by reference).

4.3	Arrangement Agreement, dated as of March 19, 2015, by and between SciVac Ltd., Levon Resources Ltd. and 1027949 BC Ltd., filed as Exhibit 99.1 to SciVac’s Report on Form 6-K, filed with the SEC on June 9, 2015 and incorporated herein by reference.

4.4	License Agreement, dated June 2004, by and between Savient Pharmaceuticals, Inc. and SciGen, Ltd., as amended, filed as Exhibit 99.2 to SciVac’s Report on Form 6-K, filed with the SEC on July 20, 2015 and incorporated herein by reference.

8	Subsidiary List of SciVac Therapeutics Inc., filed as Exhibit 21.1 to SciVac’s registration statement on Form F-4, filed with the SEC on December 23, 2015 and incorporated herein by reference.

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.

13	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SCIVAC THERAPEUTICS INC.

By:	/s/ Curtis A. Lockshin
Curtis A. Lockshin
Chief Executive Officer

Date: March 30, 2016

